Form 10-K, Exhibit 13
period 1993-12-31
PACCAR INC
filed 1994-03-24
CIK 75362

PACCAR Inc and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Tables in millions)

RESULTS OF OPERATIONS:

                             1993         1992         1991
                         --------     --------     --------
Net sales               $ 3,378.9    $ 2,576.8    $ 2,159.6
Income before
   effect of
   accounting change        142.2         65.2         39.8
Accounting change                                      15.4
                        ---------    ---------    ---------
Net Income              $   142.2    $    65.2    $    55.2
                        =========    =========    =========

OVERVIEW:

Net sales for the year were $3.4 billion, an increase of 31% over 1992, and 56% over 1991. Net income grew to $142.2 million in 1993, a 118% improvement over the prior year and a 158% increase compared to 1991. Net income for 1993 would have been $3.5 million higher, or nine cents per share, had it not been for the increase in the U.S. corporate tax rate. The Truck and Financial Services segments provided most of the increase in net income. However, 1993 marked a year of continued improvement for virtually all of the Company's operations.

      In the United States, the primary basis of PACCAR's performance was a strong Class 8 truck market. The strength of this market was attributable to a vigorous replacement cycle, favorable interest rates and modest gains in freight tonnage. Current indicators are that heavy-duty truck sales will remain strong through the first half of 1994 and probably through the second half, depending on continued expansion of the U.S. economy.

      Gradually improving economies, expanded Company presence and more aggressive marketing benefited PACCAR's operations outside the United States. The Company expects further growth from its foreign operations as it continues to look to new international markets for its products.

      PACCAR's commitment to customer satisfaction, financial strength and continuous improvement provides the foundation necessary to meet present and future market opportunities.

TRUCKS

The Truck segment includes all of the Company's domestic and international truck and truck parts operations.

                           1993          1992          1991
                       --------      --------      --------
Truck revenues        $ 3,130.9     $ 2,322.7      $ 1,891.2
                      ---------     ---------      ---------
Pretax Income         $   194.0     $    77.9      $    58.4
                      =========     =========      =========


1993 COMPARED TO 1992:

PACCAR's worldwide truck operations earned $194.0 million before tax in 1993 on net sales of $3.1 billion. In 1992, the Company's truck operations generated pretax income of $77.9 million on net sales of $2.3 billion. PACCAR and its Mexican affiliate sold over 44,000 trucks worldwide, compared to 34,000 in 1992. In 1993, this segment provided 88% of consolidated revenues, compared to 84% in 1992.

      In the United States, a larger overall market, combined with an increase in the Company's market share, contributed to PACCAR's achievements in 1993. Class 8 truck industry volumes in the United States grew from about 125,000 units in 1992 to approximately 155,000 units in 1993. PACCAR's share of the U.S. market for Class 8 trucks approximated 22% of registrations in 1993, compared to 21% in 1992.

     Reduced unit costs arising from better utilization of production capacity and modest increases in sales prices enhanced current year gross margins. In 1993, PACCAR operated its truck plants at near capacity, brought on-line a new state-of-the-art production facility and relocated a major division headquarters. Despite the sustained high level of production in 1993, the Company begins 1994 with backlogs well above prior year levels.

     Outside the United States, PACCAR's foreign truck operations increased revenues and profits compared to 1992. Results improved significantly in Canada, Australia and the United Kingdom. Partially offsetting these advances were reduced equity earnings in the Company's Mexican affiliate, VILPAC, S.A. The Mexican Class 8 truck market continued to decline in 1993 as a result of the slower economy. VILPAC, S.A. retained the largest share of the country's heavy-duty truck market, and Mexican operations continue to account for a significant portion of PACCAR's foreign

PACCAR Inc and Subsidiaries

profits. In January 1994, PACCAR acquired additional shares of VILPAC, S.A., bringing its ownership interest to 55%. As a result, beginning in 1994 the Company will account for VILPAC, S.A. on the consolidated basis.

      Revenues from U.S. export sales in 1993 through PACCAR International Division were higher than in 1992. Operating margins were lower in 1993 due to less demand for highly specialized vehicles.

      PACCAR's truck parts revenues and profits increased again in 1993 primarily because of a better overall truck market and an increase in market share. Sales of truck parts remain a steady base of profitability for the Truck segment.

1992 COMPARED TO 1991:

In 1992, PACCAR's worldwide truck operations' net sales and income before tax increased 23% and 33%, respectively, over 1991 levels. The improvement in 1992 resulted principally from an upturn in the truck replacement cycle which boosted Class 8 sales volumes. In 1992, PACCAR and its Mexican affiliate sold 34,000 trucks worldwide, compared to 30,000 in 1991.

      PACCAR's share of the U.S. market for Class 8 trucks was 21% of registrations in 1992, compared to 22% in 1991. The decline in market share was primarily attributable to competitive conditions in the marketplace and the Company's unwillingness to pursue some low-margin business.

      In 1992, results improved in Canada, Australia and the United Kingdom. These advancements were offset by reduced equity earnings in VILPAC. A smaller Class 8 truck market in Mexico was largely responsible for the decline in earnings from the record levels achieved in 1991. In spite of this, Mexican operations accounted for the major portion of foreign profits in 1992 and 1991.

AUTO PARTS

The Auto Parts segment consists of the Company's retail auto parts operations, located on the West Coast.

                           1993         1992         1991
                        -------      -------      -------
Auto Parts revenues     $ 172.9      $ 174.4      $ 194.7
                        -------      -------      -------
Pretax Income (Loss)    $   2.2      $  (4.6)     $  (8.0)
                        =======      =======      =======

1993 COMPARED TO 1992:

Auto Parts segment sales totaled $172.9 million in 1993, compared to $174.4 million in 1992. Sales volume gains, due to modest increases in same store sales and selected new store openings, partially offset the overall decline in sales resulting from the closing of unprofitable stores and decline in total number of stores.

      Segment pretax earnings were $2.2 million in 1993, compared to a pretax loss of $4.6 million in 1992. The segment attained profitability primarily as a result of operating efficiencies, improved systems and better merchandising. The Company expects this segment's performance will continue to benefit from these actions.

1992 COMPARED TO 1991:

For the Auto Parts segment, 1992 sales fell below 1991 levels. Sales volumes decreased in 1992, primarily because of restructuring actions taken to withdraw from the wholesale auto parts market and to close the Los Angeles area retail stores. Successful implementation of cost-reduction programs helped the segment to significantly cut its operating losses in 1992 compared to 1991.

OTHER PRODUCTS

PACCAR's other product lines include winches and oilfield equipment. As a group, revenue from these products decreased during the three-year period ended in 1993 due to weakness in most of their markets. While combined pretax income decreased in 1992 compared to 1991, results improved in 1993.

INVESTMENTS

Investment income remained relatively stable between 1993 and 1992. Because of higher interest rates, 1991 investment income exceeded levels attained in either 1992 or 1993.
22

PACCAR Inc and Subsidiaries

FINANCIAL SERVICES

The Financial Services segment, including PACCAR Financial Corp., PACCAR Leasing and the Company's finance subsidiaries in Canada, Australia and the United Kingdom, derives earnings from financing the sale of PACCAR and other products.

                           1993         1992        1991
                        -------      -------     -------
Financial Services
   revenues             $ 162.6      $ 158.4     $ 179.2
                        -------      -------     -------
Pretax Income           $  40.2      $  26.0     $  12.8
                        =======      =======     =======


1993 COMPARED TO 1992:

The Company's Financial Services operations earned $40.2 million before tax in 1993, up 55% compared to 1992. Pretax income improved primarily as a result of growth in the portfolio, higher net finance margins and lower provisions for loan losses.

      In 1993, the Financial Services segment experienced record new business volume due primarily to PACCAR's strong heavy-duty truck sales and this segment's increased market share of such sales. The overall credit quality of the loan and lease receivable portfolio improved in 1993 due to stronger economic conditions and a continued focus on credit controls. The reserve for credit losses increased in 1993, reflecting the growth in the portfolio.

1992 COMPARED TO 1991:

The Company's Financial Services segment earned $26.0 million before tax in 1992, more than double 1991 results. The increase in pretax earnings primarily reflected improved credit controls and better interest margins.


LIQUIDITY AND CAPITAL RESOURCES:

                           1993         1992        1991
                        -------      -------     -------
Cash and equivalents    $ 223.2      $ 250.4     $ 294.9
Marketable securities     235.7        214.3       201.4
                        -------      -------     -------
                        $ 458.9      $ 464.7     $ 496.3
                        =======      =======     =======

During 1993, the Company generated cash from operations of $202 million, an increase of over $50 million from a year ago. Total cash and marketable securities amounted to $458.9 million at December 31, 1993. The Company's liquidity and earnings from investment of excess cash continue to provide financial stability and strength.

TRUCKS, AUTO PARTS AND OTHER

Cash for working capital, capital expenditures and research and development has been provided by operations. Management expects this to continue.

      Capital expenditures for 1993 totaled $82 million, of which a major portion related to the completion of the new Kenworth manufacturing facility. Over the last five years (1989 through 1993), the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $300 million. During the next several years, the pace of spending for capital projects at PACCAR is expected to continue at similar levels.

      Year-end ratios of current assets to current liabilities were 1.7 for 1993, 1.9 for 1992 and 2.0 in 1991. The principal reasons for the decline in the 1993 current ratio have been the utilization of cash for the funding of capital expenditures and the accrual for the special year-end cash dividend.

      Cash generated in foreign operations is generally reinvested in those operations when there is potential for a favorable return on investment. During the last three years, some excess cash has been withdrawn in the form of dividends from the Company's operations in Mexico.

PACCAR Inc and Subsidiaries

FINANCIAL SERVICES

The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. Transactions with PACCAR, such as capital contributions and intercompany loans, are an additional source of funds.

      In 1993, PACCAR Financial Corp. completed the filing of a new shelf registration under which up to $1 billion of medium-term notes can be issued as needed. At the end of 1993, $980 million of this registration was still available for issuance. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of generally matching the interest rate characteristics of their debt with their receivable portfolio. As a part of this policy, the companies use interest-rate swaps and other hedging instruments.

      PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

IMPACT OF RECENTLY ISSUED
ACCOUNTING RULES:

Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are effective beginning January 1, 1994. Adoption of these standards will not have a material impact on the Company's financial position or results of operations.

IMPACT OF ENVIRONMENTAL PROJECTS:

The Company, its competitors and industry in general are subject to various federal, state and local requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.

      Expenditures were approximately $9 million in 1993, $10 million in 1992 and $12 million in 1991 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows would be materially greater than recent experience.

      The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites the Company, together with other parties, is participating with the EPA in cleanup studies and the determination of remedial action.

      The Company has provided for the estimated costs to complete cleanup actions where it is probable that the Company will incur such costs and such amounts can be reasonably estimated. At December 31, 1993, the reserve established to provide for estimated future environmental cleanup costs was $27 million. The Company believes future recoveries from insurance carriers and others could be significant; however, such potential recoveries do not currently meet the criteria for recognition. While the timing and amount of the ultimate net costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position.
24

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
Year Ended December 31

                                                                                   1993             1992            1991
                                                                              ---------        ---------        ---------
                                                                                    (millions except per share data)
MANUFACTURING:
Revenues
Net sales                                                                     $ 3,378.9        $ 2,576.8        $ 2,159.6
Other                                                                              11.6             20.8             35.6
                                                                              ---------        ---------        ---------
                                                                                3,390.5          2,597.6          2,195.2
Costs and Expenses
Cost of sales                                                                   2,941.5          2,262.2          1,905.6
Selling, general and administrative                                               286.5            286.5            276.3
Interest                                                                            1.9              2.6              4.3
                                                                              ---------        ---------        ---------
                                                                                3,229.9          2,551.3          2,186.2
                                                                              ---------        ---------        ---------
Manufacturing Income Before Income Taxes                                          160.6             46.3              9.0

FINANCIAL SERVICES:
Revenues                                                                          162.6            158.4            179.2

Costs and Expenses
Interest and other                                                                 77.7             84.0            106.4
Operating                                                                          35.5             34.6             29.8
Provision for losses on receivables                                                 9.2             13.8             30.2
                                                                              ---------        ---------        ---------
                                                                                  122.4            132.4            166.4
                                                                              ---------        ---------        ---------
Financial Services Income Before Income Taxes                                      40.2             26.0             12.8

OTHER:
Investment income                                                                  17.9             18.0             25.3
Intercompany interest charged to Financial Services                                 1.1              1.3              1.3
                                                                              ---------        ---------        ---------
Total Income Before Income Taxes                                                  219.8             91.6             48.4
Income taxes                                                                       77.6             26.4              8.6
                                                                              ---------        ---------        ---------
Income Before Cumulative Effect of Change in Accounting Method                    142.2             65.2             39.8
Cumulative Effect of Change in Accounting Method                                                                     15.4
                                                                              ---------        ---------        ---------
Net Income                                                                    $   142.2        $    65.2        $    55.2
                                                                              =========        =========        =========
Weighted average number of common shares outstanding                               38.9             38.9             38.9
                                                                              =========        =========        =========
Per Share Data:
Income before cumulative effect of change in accounting method                $    3.66        $    1.68        $    1.02

Cumulative effect of change in accounting method                                                                      .40
                                                                              ---------        ---------        ---------
Net income                                                                    $    3.66        $    1.68        $    1.42
                                                                              =========        =========        =========


See notes to consolidated financial statements.                                                                      25

CONSOLIDATED BALANCE SHEETS
December 31

ASSETS                                                                                              1993            1992
                                                                                               ---------       ---------
                                                                                                 (millions of dollars)
MANUFACTURING:
Current Assets
Cash and equivalents                                                                           $   206.2        $   235.8
Trade receivables, net of allowance for losses
  (1993 - $2.2 and 1992 - $3.0)                                                                    182.8            164.4
Marketable securities                                                                              235.7            214.3
Inventories                                                                                        193.7            151.0
Deferred taxes and other current assets                                                             57.0             49.2
                                                                                               ---------        ---------
Total Manufacturing Current Assets                                                                 875.4            814.7

Investments and other                                                                              124.1            115.8
Property, plant and equipment, net                                                                 344.4            305.2
                                                                                               ---------        ---------
Total Manufacturing Assets                                                                       1,343.9          1,235.7
                                                                                               ---------        ---------

FINANCIAL SERVICES:
Cash and equivalents                                                                                17.0             14.6
Notes, contracts and other receivables,
    net of allowance for losses (1993 - $32.9 and 1992 - $30.9)                                  2,024.6          1,625.1
    Less unearned interest                                                                        (155.9)          (141.6)
                                                                                               ---------         --------
                                                                                                 1,868.7          1,483.5
Equipment on operating leases, net                                                                  47.9             45.6
Other assets                                                                                        13.7             12.7
                                                                                               ---------        ---------
Total Financial Services Assets                                                                  1,947.3          1,556.4
                                                                                               ---------        ---------
                                                                                              $  3,291.2       $  2,792.1
26                                                                                            ==========       ==========


PACCAR Inc and Subsidiaries

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                          1993             1992
                                                                                     ---------        ---------
                                                                                       (millions of dollars)
MANUFACTURING:
Current Liabilities
Accounts payable and accrued expenses                                                $   458.5        $   403.8
Income taxes                                                                              21.3              2.5
Dividend payable                                                                          33.8             10.1
Other                                                                                      2.0              3.6
                                                                                     ---------        ---------
Total Manufacturing Current Liabilities                                                  515.6            420.0
Long-term debt                                                                            11.7             12.5
Other                                                                                     72.1             73.8
                                                                                     ---------        ---------
Total Manufacturing Liabilities                                                          599.4            506.3
                                                                                     ---------        ---------

FINANCIAL SERVICES:
Accounts payable and accrued expenses                                                     49.3             47.4
Commercial paper and bank loans                                                          696.0            572.1
Deferred income taxes and other                                                          129.9            133.5
Long-term debt                                                                           709.1            494.4
                                                                                     ---------        ---------
Total Financial Services Liabilities                                                   1,584.3          1,247.4
                                                                                     ---------        ---------

STOCKHOLDERS' EQUITY
Preferred stock, no par value - authorized 1,000,000 shares, none issued
Common stock, $12 par value - authorized 100,000,000 shares,
    issued 38,856,574 shares                                                             466.3            446.2
Additional paid-in capital                                                               217.9              2.5
Retained earnings                                                                        468.6            741.2
Less treasury shares - at cost                                                                           (110.4)
Foreign currency translation adjustment                                                  (45.3)           (41.1)
                                                                                     ---------        ---------
Total Stockholders' Equity                                                             1,107.5          1,038.4
                                                                                     ---------        ---------
                                                                                     $ 3,291.2        $ 2,792.1
                                                                                     =========        =========


See notes to consolidated financial statements.                                                              27

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               Number of Shares                              Millions of Dollars
                           -----------------------      ---------------------------------------------------------------
                               Common                           Additional              Treasury     Foreign
                                Stock     Treasury      Common     Paid-In   Retained      Stock    Currency
                               Issued        Stock       Stock     Capital   Earnings    At Cost  Adjustment      Total
                           ----------    ---------      ------   ---------   --------    -------  ----------   --------
Balance,
December 31, 1990          37,167,848    3,360,455      $446.0      $  2.0     $702.0    $(110.4)    $(20.4)   $1,019.2
Net income                                                                       55.2                              55.2
Cash dividends
   declared                                                                     (37.2)                            (37.2)
Reissuance of
   treasury stock                           (2,390)                     .1                                           .1
Stock options
   exercised                   12,538                       .2          .4                                           .6
Foreign currency
   translation
   adjustment                                                                                          (5.6)       (5.6)
                           ----------   ----------      ------      ------     ------    -------     ------    --------
Balance,
December 31, 1991          37,180,386    3,358,065       446.2         2.5      720.0     (110.4)     (26.0)    1,032.3
Net income                                                                       65.2                              65.2
Cash dividends
   declared                                                                     (44.0)                            (44.0)
Foreign currency
   translation
   adjustment                                                                                         (15.1)      (15.1)
                           ----------   ----------      ------      ------     ------    -------     ------    --------
Balance,
December 31, 1992          37,180,386    3,358,065       446.2         2.5      741.2     (110.4)     (41.1)    1,038.4
Net income                                                                      142.2                             142.2
Cash dividends
   declared                                                                     (67.7)                            (67.7)
Purchase of
   treasury stock                           33,019                                          (1.2)                  (1.2)
Retirement of
   treasury stock          (3,391,084)  (3,391,084)      (40.7)       (2.5)     (68.4)     111.6
Foreign currency
   translation
   adjustment                                                                                          (4.2)       (4.2)
Stock dividend
   declared                 5,067,272                     60.8       217.9     (278.7)
                           ----------   ----------      ------      ------     ------    -------     ------    --------
Balance,
December 31, 1993          38,856,574          --       $466.3      $217.9     $468.6        --      $(45.3)   $1,107.5
                           ==========   ==========      ======      ======     ======    =======     ======    ========

See notes to consolidated financial statements.
28

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31

                                                                                 1993            1992            1991
                                                                              -------         -------         -------
                                                                                       (millions of dollars)
OPERATING ACTIVITIES:
Net income                                                                    $ 142.2         $  65.2         $  55.2
Items included in net income not affecting cash:
  Depreciation and amortization                                                  56.7            52.3            55.3
  Provision for losses on financial services receivables                          9.2            13.8            30.2
  Equity in net income of unconsolidated companies                               (8.1)          (12.6)          (23.0)
  Deferred income tax benefit                                                    (9.4)           (8.4)           (4.9)
  Cumulative effect of change in accounting method                                                              (15.4)
  Other                                                                           1.7              .7              .9
Change in operating assets and liabilities:
  (Increase) decrease in assets other than cash and equivalents:
    Receivables                                                                 (21.4)          (27.9)            7.7
    Inventories                                                                 (44.7)           (5.2)           39.5
    Deferred taxes and other                                                     (4.6)            4.4             3.0
  Increase (decrease) in liabilities:
    Accounts payable and accrued expenses                                        60.4            60.5           (15.3)
    Income taxes                                                                 19.9             2.0            (1.5)
                                                                             --------         -------         -------
Net Cash Provided by Operating Activities                                       201.9           144.8           131.7

INVESTING ACTIVITIES:
Loans and finance leases originated                                          (1,059.0)         (734.0)         (548.4)
Collections on loans and finance leases                                         701.7           614.4           591.7
Net (increase) decrease in wholesale receivables                                (54.5)           23.3            46.5
Net change in marketable securities                                             (21.4)          (12.9)          (52.9)
Purchase of property, plant and equipment                                       (82.4)          (81.5)          (39.7)
Purchase of equipment for operating leases                                      (26.9)          (18.7)          (11.6)
Proceeds from asset disposals                                                    31.5            35.1            27.2
Other                                                                           (15.5)            (.3)            4.6
                                                                             --------         -------         -------
Net Cash Provided by (Used in) Investing Activities                            (526.5)         (174.6)           17.4

FINANCING ACTIVITIES:
Purchase of treasury shares                                                      (1.2)
Cash dividends                                                                  (44.0)          (37.2)          (33.8)
Net increase in commercial paper and bank loans                                 118.2            23.0             4.3
Proceeds of long-term debt                                                      390.7           295.7           188.6
Payments of long-term debt                                                     (167.6)         (295.3)         (342.7)
                                                                             --------         -------         -------
Net Cash Provided by (Used in) Financing Activities                             296.1           (13.8)         (183.6)
Effect of exchange rate changes on cash                                           1.3             (.9)             .1
                                                                             --------         -------         -------
Net Decrease in Cash and Equivalents                                            (27.2)          (44.5)          (34.4)
Cash and equivalents at beginning of year                                       250.4           294.9           329.3
                                                                             --------         -------         -------
Cash and equivalents at end of year                                          $  223.2         $ 250.4         $ 294.9
                                                                             ========         =======         =======

                                                                                                                   29

See notes to consolidated financial statements.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

A. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions are eliminated in consolidation.

      Investments in VILPAC, S.A., a 49% owned Mexican affiliate, and Wood Group ESP, Inc., a 21% owned U.S. investee, are stated at cost plus equity in their undistributed net earnings, which represent the Company's equity in their net assets.

      Cash Equivalents: Cash equivalents consist of all short-term liquid investments with a maturity at date of purchase of three months or less.

      Marketable Securities: Marketable securities are recorded at cost plus accrued interest which approximates market value.

      Inventories: Inventories are stated at the lower of cost or market. Cost of all inventories in the United Kingdom and the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) method.

      Goodwill: Goodwill is amortized on a straight-line basis for periods ranging from 25 to 27 years. At December 31, 1993 and 1992, goodwill amounted to $25.1 and $26.5 net of accumulated amortization of $8.0 and $6.7, respectively. Amortization of goodwill totaled $1.3 in each of the years 1993 through 1991.

      Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets which range as follows:

      Machinery and equipment        5-12 years
      Buildings                     30-40 years

      Foreign Currency Translation: The Company conducts its foreign operations primarily through wholly owned subsidiaries in Canada, Australia and the United Kingdom, and through a 49% owned Mexican affiliate.

      All foreign assets and liabilities are translated into U.S. dollars at current exchange rates and all income statement amounts are translated at an average of the month-end rates. Resulting gains and losses are deferred and classified as a separate component of stockholders' equity.

      Net translation and transaction losses included in net income were immaterial for the three years ended December 31, 1993.

      Environmental: Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation and related costs, and such amounts can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a formal plan of action.

      Interest Income and Expense: Generally, income from net receivables and direct financing leases is recognized using the interest (actuarial) method.

      Intercompany interest income on cash advances to the financial services companies is shown as a separate item in the income statement. The corresponding interest expense is included as interest expense of the Financial Services segment.

        Interest-Rate Contracts: As part of its interest rate risk management activities, PACCAR enters into interest-rate contracts which generally involve the exchange of fixed- and floating-rate interest payment obligations without the exchange of the underlying principal amounts. These contracts are used to reduce the effect of interest rate fluctuations and to effectively change the term of variable-rate debt to better match maturities of the Company's receivables. Net amounts paid or received are reflected as adjustments to interest expense.

      Credit Losses: The provision for losses on notes, contracts and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover anticipated losses. Past due receivables are reviewed individually and charged to the allowance when it has been determined that no recovery can reasonably be expected, either through payment, liquidation of repossessed equipment or from the proceeds of insurance.

      Accounting Change: Effective January 1, 1993, the Company adopted Financial Accounting Standard (FAS) No. 109, "Accounting for Income Taxes." Adoption of
30

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993,1992 and 1991 (millions of dollars)

this FAS did not have a material impact on the Company. See Note J for further information.

      Reclassifications: Certain prior year amounts have been reclassified to conform to the 1993 presentation.


B.  INVENTORIES

                                       1993         1992
                                    -------      -------
 Inventories at FIFO cost:
  Finished products                 $ 166.7      $ 150.0
  Work in process and raw
    materials                         147.8        118.0
                                    -------      -------
                                      314.5        268.0
Less excess of FIFO cost
  over LIFO                          (120.8)      (117.0)
                                    -------      -------
                                    $ 193.7      $ 151.0
                                    =======      =======

Inventories valued using the LIFO method comprised 85% and 84% of consolidated inventories at FIFO cost at December 31, 1993 and 1992, respectively. Certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at the lower costs prevailing in prior years. The effects of these liquidations increased net income approximately $.2 in 1993, $2.6 in 1992 and $6.1 in 1991.


C.  NOTES, CONTRACTS AND OTHER
    RECEIVABLES

The Company's notes, contracts and other receivables are as follows:

                                       1993         1992
                                  ---------    ---------
Retail notes and contracts        $ 1,222.0    $   853.0
Wholesale financing                   150.0         96.2
Direct financing leases               669.5        693.3
Interest and other receivables         16.0         13.5
                                  ---------    ---------
                                    2,057.5      1,656.0
Less allowance for losses             (32.9)       (30.9)
                                  ---------    ---------
                                    2,024.6      1,625.1
Unearned interest:
Retail notes and contracts            (76.7)       (48.3)
Direct financing leases               (79.2)       (93.3)
                                  ---------    ---------
                                     (155.9)      (141.6)
                                  ---------    ---------
                                  $ 1,868.7    $ 1,483.5
                                  =========    =========

      Terms for substantially all retail notes, contracts and direct financing leases range up to 60 months. Wholesale financing receivables are generally due within 12 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

      Annual payments due on retail notes and contracts for the five years beginning January 1, 1994, are $450.0, $354.5, $250.8, $127.3, $37.5 and $1.9
thereafter.

      The Company's net investments in direct financing leases of transportation equipment are as follows:

                                       1993         1992
                                    -------      -------
Minimum lease payments
  receivable                        $ 618.1      $ 651.0
Estimated residual value
  of leased equipment                  51.4         42.3
                                    -------      -------
                                      669.5        693.3
Less unearned interest                (79.2)       (93.3)
                                    -------      -------
Net investment in direct
  financing leases                  $ 590.3      $ 600.0
                                    =======      =======

      Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1994, are $203.8, $165.4, $121.3, $74.3, $38.7 and
$14.6 thereafter.

      The Company's customers are principally concentrated in the transportation industry. Generally, financial services receivables are collateralized by financed equipment.


D.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

                                       1993         1992
                                    -------      -------
Land                                $  22.7      $  22.7
Buildings                             293.6        280.3
Machinery and equipment               352.8        302.0
                                    -------      -------
                                      669.1        605.0
Less allowance for depreciation      (324.7)      (299.8)
                                    -------      -------
                                    $ 344.4      $ 305.2
                                    =======      =======

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

E.  EQUIPMENT ON OPERATING LEASES

Equipment on operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are three to five years.

                                       1993         1992
                                     ------       ------
Trucks and other                     $ 65.4       $ 64.4
Less allowance for depreciation       (17.5)       (18.8)
                                     ------       ------
                                     $ 47.9       $ 45.6
                                     ======       ======

      Original terms of operating leases generally range up to 58 months. Annual minimum lease payments due on operating leases for each year beginning January 1, 1994, are $10.8, $7.9, $5.0, $1.2 and $.1 thereafter.

F.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

                                       1993         1992
                                    -------      -------
Manufacturing:
Accounts payable                    $ 281.2      $ 235.9
Salaries and wages                     57.5         48.2
Warranty and self-insurance
  reserves                             69.3         56.1
Other                                  50.5         63.6
                                    -------      -------
                                    $ 458.5      $ 403.8
                                    =======      =======
Financial Services:
Accounts payable                    $  36.7      $  35.7
Salaries and wages                       .4           .3
Other                                  12.2         11.4
                                    -------      -------
                                    $  49.3      $  47.4
                                    =======      =======


G.  UNCONSOLIDATED COMPANIES

A 49% owned affiliate, VILPAC, S.A., manufactures trucks in Mexico. A 21% owned U.S. investee, Wood Group ESP, Inc., manufactures and services oilfield equipment primarily in the United States. PACCAR's investments in these unconsolidated companies are accounted for by the equity method. Summarized financial information for these companies follows:

                           1993         1992         1991
                        -------      -------      -------
Current assets          $ 156.4      $ 164.9      $ 133.9
Property, plant and
   equipment and
   other assets            29.8         26.1         14.2
Current liabilities        74.3         79.8         62.4
Noncurrent liabilities      2.0          9.9         13.8

Net sales                 257.2        307.7        381.7

Cost of sales             210.2        247.7        289.6

PACCAR's share
   of net assets        $  48.1      $  43.5      $  35.2
                        -------      -------      -------


      PACCAR's share of unconsolidated companies net income is included in other manufacturing revenues in the accompanying consolidated statements of income.

      In January 1994, the Company increased its ownership interest in VILPAC, S.A. to 55%.


H.  RETIREMENT PLANS

The Company has several defined benefit pension plans, including union-negotiated and multi-employer plans, which cover substantially all employees. Benefits under the plans are generally based on an employee's highest compensation levels and total years of service. The Company's policy is to fund its plans based on legal requirements, tax considerations, local practices and investment opportunities.

      Pension expense for all plans was $10.0 in 1993, $8.0 in 1992 and $7.2 in 1991.

      The following data relates to all plans of the Company except for certain union-negotiated and supplemental retirement plans. For all years presented, the plan obligation discount rates and expected long-term rates of return on assets were 8.0%, and the assumed annual rates of increase in future compensation were 5.75%.
32

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

                           1993        1992         1991
                        -------     -------      -------

Funded status at
December 31:
   Vested benefit
      obligation        $ 165.1     $ 150.3     $  142.4
   Accumulated
      benefit
      obligation          167.0       153.6        145.5
                        =======     =======      =======
   Plan assets at
      fair value        $ 248.2     $ 216.0      $ 209.5
   Projected benefit
      obligation          208.5       183.5        175.0
                        -------     -------      -------
   Excess of
      plan assets          39.7        32.5         34.5
   Unrecognized
      net asset           (15.2)      (20.7)       (17.1)
   Unrecognized net
      experience gain     (30.5)      (23.2)       (26.5)
   Unrecognized prior
      service cost          8.3         9.8          9.5
                        -------     -------      -------
   Pension (liability)/
      prepaid expense   $   2.3     $  (1.6)    $     .4
                        =======     =======      =======
Components of
pension expense:
   Service cost         $   9.6     $   8.1     $    7.5
   Interest cost           15.4        13.6         12.6
   Return on assets       (28.1)      (12.8)       (31.0)
   Net amortization
      and deferrals         8.4        (4.7)        14.6
                        -------     -------      -------
   Net pension
      expense           $   5.3     $   4.2      $   3.7
                        =======     =======      =======

      The Company has unfunded supplemental retirement plans for employees whose benefits under principal salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $1.2 in 1993, $1.1 in 1992 and $1.0 in 1991. At December 31, 1993, the projected benefit obligation for these plans was $8.3. A corresponding accumulated benefit obligation of $7.2 has been recognized as a liability in the balance sheet and is equal to the amount of vested benefits.

      The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees which reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit. Effective January 1, 1992, the Company adopted Financial Accounting Standard (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The net unrecorded accumulated postretirement benefit obligation (APBO) at adoption was $10.1, which is being recognized over 20 years.

                                       1993         1992
                                      -----        -----
Components of
retiree expense:
  Service cost                        $  .8        $  .7
  Interest cost                         1.2          1.1
  Amortization of transition
    obligation                           .5           .5
                                      -----        -----
  Net retiree expense                 $ 2.5        $ 2.3
                                      =====        =====

      In 1991, the Company recognized net retiree expense of $2.4 prior to the adoption of FAS No. 106.

                                       1993         1992
                                      -----        -----
Unfunded status
at December 31:
  Accumulated benefits:
    Actives not eligible to retire    $10.5       $  8.9
    Actives eligible to retire          2.8          2.6
    Retirees                            3.9          4.5
                                      -----        -----
                                      $17.2        $16.0
  Unrecognized net loss                (1.1)        (1.1)
  Unrecognized transition
    obligation                         (8.4)        (8.9)
                                      -----        -----
  Accrued postretirement
    benefits                          $ 7.7        $ 6.0
                                      =====        =====

      A discount rate of 8% and a long-term medical inflation rate of 7% were used in calculating the APBO. A 1% increase in the medical inflation rate assumption would increase the APBO as of December 31, 1993, by approximately $2.1 and the 1993 expense provision by approximately $.3.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions except per share data)

I.  OTHER BENEFIT PLANS

The Company has a savings investment plan whereby it matches employee contributions of 2% to 5% of base wages. Provisions for this plan and for incentive compensation (for numerous key employees) and profit-sharing plans were $17.7 in 1993, $15.3 in 1992 and $15.4 in 1991.

      In 1992, the Company began a new long-term incentive compensation plan. The plan provides for grants of cash, stock, stock rights and various types of stock options to key employees. This plan, which replaced a similar plan that expired in 1991, provides that stock options on approximately one million common shares may be granted and that stock appreciation rights (SARs) may be granted in tandem with all or any part of the options granted. SARs may be exercised in lieu of related stock options. Stock options may be granted with an exercise price not less than 85% of the market value of common stock at the time of grant. All options granted prior to 1991 included a SAR; option grants beginning in 1991 did not. The plans contain anti-dilution provisions. Consequently, the following option data has been restated to reflect the Company's 15% stock dividend.

                                                  Average
                                    Number          Price
                                   -------        -------
Outstanding at
  December 31, 1990                102,564        $ 26.70
Granted                             27,008          30.12
SARs exercised                      (8,384)         29.40
Stock options exercised            (14,419)         18.83
Canceled                            (5,538)         31.54
                                   -------        -------
Outstanding at
  December 31, 1991                101,231          28.13
Granted                             25,450          43.20
SARs exercised                     (35,394)         23.26
Canceled                            (3,190)         32.96
                                   -------        -------
Outstanding at
  December 31, 1992                 88,097          34.26
Granted                             24,109          46.64
SARs exercised                     (13,818)         31.35
Canceled                            (1,702)         44.65
                                   -------        -------
Outstanding at
  December 31, 1993                 96,686        $ 37.77
                                   -------        -------
Total Options Exercisable
  at December 31, 1993              49,404        $ 30.95
                                   =======        =======

      Deferred compensation payable in shares of PACCAR common stock under provisions of the long-term incentive compensation plan amounted to 56,255 shares at December 31, 1993.

      The provisions for the cost of long-term incentive compensation plans were $2.4 in 1993, $1.5 in 1992 and $2.8 in 1991.


J.  INCOME TAXES

                           1993        1992        1991
                        -------      ------      ------
Income before
income taxes:
   Domestic             $ 178.9      $ 73.2      $ 29.0
   Foreign                 40.9        18.4        19.4
                        -------      ------      ------
                        $ 219.8      $ 91.6      $ 48.4
                        =======      ======      ======
Provision for
income taxes:
   Current provision:
      Federal           $  66.5      $ 26.9      $ 11.8
      Foreign              12.7         4.4         (.2)
      State                 7.8         3.5         1.9
                        -------      ------      ------
                           87.0        34.8        13.5
  Deferred provision
      (benefit):
      Federal and state    (9.2)       (6.9)       (6.3)
      Foreign               (.2)       (1.5)        1.4
                         ------      ------      ------
                           (9.4)       (8.4)       (4.9)
                         ------      ------      ------
                         $ 77.6      $ 26.4      $  8.6
                         ======      ======      ======
Reconciliation of
   statutory U.S. tax
   to actual provision:
Statutory rate               35%         34%         34%
Statutory tax           $  76.9      $ 31.1      $ 16.4
Effect of:
   Rate increase on
      deferred taxes        2.2
   State income taxes       5.2         2.4         1.2
   Equity method
      earnings             (2.9)       (4.2)       (7.2)
   Foreign tax rates        1.3         1.6         1.7
   FSC benefit             (1.6)       (1.5)       (1.0)
   Tax-exempt income       (4.2)       (4.2)       (4.6)
   Other                     .7         1.2         2.1
                         ------      ------      ------
                         $ 77.6      $ 26.4      $  8.6
                         ======      ======      ======

34

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

                                            December 31, 1993
                                            -----------------
Components of deferred tax assets
  (liabilities):
Assets:
  Provisions for accrued expenses               $   66.2
  Allowance for losses on receivables               11.7
  Other                                             12.9
                                                 -------
                                                    90.8
Liabilities:
  Asset capitalization and depreciation            (23.6)
  Financing and leasing activities                (121.5)
  Other                                             (8.0)
                                                 -------
                                                  (153.1)
                                                 -------
Net deferred tax liability                       $ (62.3)
                                                 =======
Classification of deferred tax assets and
   liabilities:
Manufacturing:
  Deferred taxes and other current assets       $   39.5
  Investments and other                              4.4
Financial Services:
  Deferred income taxes and other                 (106.2)
                                                 -------
Net deferred tax liability                      $  (62.3)
                                                ========

The components of the Company's deferred tax assets and liabilities as of December 31, 1992, computed in accordance with FAS No. 96, were comparable to the assets and liabilities as of December 31, 1993, computed in accordance with FAS No. 109.

      In 1991, the Company adopted Financial Accounting Standard (FAS) No. 96, "Accounting for Income Taxes." The most significant effect of adoption was to reduce the rates at which deferred tax liabilities were previously recognized on the balance sheet to the lower rate specified by current federal tax laws. The cumulative effect of the accounting change relating to periods prior to January 1, 1991, amounted to $15.4 and is included in 1991 net income. In 1993, the Company adopted FAS No. 109, also entitled "Accounting for Income Taxes." The cumulative effect of the change from FAS No. 96 and the effect on continuing operations were immaterial.

      United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $128.6 at December 31, 1993. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that such taxes would be reduced by utilization of tax credits and deductions. With respect to the Company's Mexican affiliate, U.S. taxes were provided on earnings expected to be distributed.

      Cash paid for income taxes was $70.7 in 1993, $30.9 in 1992 and $19.4 in 1991.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

K.  LONG-TERM DEBT

Manufacturing:                         1993         1992
                                     ------       ------
Industrial Revenue Bonds
  - Variable rate                    $  9.0       $  9.0
Capital lease obligations               3.3          3.8
Mortgage notes
  payable - 8.8%                                      .3
Less current installments               (.6)         (.6)
                                     ------       ------
                                     $ 11.7       $ 12.5
                                     ======       ======

The interest rate on the industrial revenue bonds is variable and was 3.0% at December 31, 1993.

      Annual maturities including capital leases for the five years beginning January 1, 1994, are $.6, $.5, $.5, $.4 and $.3, respectively.

Financial Services:                    1993         1992
                                     ------       ------
Medium-Term Notes
  - 4.1% to 9.3% fixed               $364.1       $230.5
  - Variable rate                     260.0        154.0
Notes payable to banks
  - 4.8% to 15.4%                      80.3         96.3
Notes payable to insurance
  companies - 9.4%                      1.0          8.9
Equipment trust
  certificates - 14.5%                  3.7          4.7
                                     ------       ------
                                     $709.1       $494.4
                                     ======       ======

    Interest rates on the variable-rate medium-term notes are based on various indices requested by the investors such as the LIBOR and prime rate. These notes are generally matched with interest-rate swaps which convert the effective rates to fixed rates or other floating-rate indices.

      Annual maturities for the five years beginning January 1, 1994, are $261.2, $228.0, $145.3, $64.6 and $10.0, respectively.

      At December 31, 1993, there were no restrictions on distributions of unremitted earnings by the financial services companies to the parent under terms of the most restrictive loan agreement provisions.

      The Company paid cash for interest of $63.9 in 1993, $74.7 in 1992 and $102.3 in 1991.

      The Company enters into various interest-rate contracts including interest-rate swap, cap and forward-rate agreements. At December 31, 1993, the Company had 68 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $733.9, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company continually monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.


L.  CREDIT ARRANGEMENTS

The Company has line of credit arrangements of $417.7 which are reviewed annually for renewal. The unused portion of these credit lines was $389.8 at December 31, 1993, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines and service fees are immaterial.


M.  COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency or by a state-level environmental agency. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

      At December 31, 1993, the reserve established to provide for estimated future environmental cleanup costs was $27.4. While neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position.

      At December 31, 1993, PACCAR had standby letters of credit outstanding totaling $28.6, which guarantee various insurance and financing activities. 36

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

N.  LEASES

The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2018.

      Annual minimum rental payments due under operating leases beginning January 1, 1994, are $7.9, $7.2, $5.9, $3.8, $2.5 and $8.4 thereafter.

      Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $6.6 receivable under non-cancelable subleases.

      The Company has operating leases which, in addition to minimum annual rentals, provide for additional rental payments based on sales and certain expenses.

      Total rental expenses under all leases were:

                           1993        1992         1991
                          -----       -----        -----
Minimum rentals           $13.6       $14.6        $15.6
Percentage rentals           .6          .8          1.2
Sublease rentals           (1.1)        (.9)         (.8)
                          -----       -----        -----
Total rental expenses     $13.1       $14.5        $16.0
                          =====       =====        =====


O.  STOCKHOLDERS' EQUITY

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights generally become exercisable if a person publicly announces the intention to acquire 10% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for one hundred fifty dollars from PACCAR a fractional share of newly designated Series A Junior Participating Preferred Stock. Each such fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2000, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

      Stock Repurchases: Pursuant to an escrow agreement covering certain liabilities in connection with the acquisition of Al's Auto Supply in 1987, the Company received 33,019 shares of its own common stock on May 11, 1993. This was accounted for as a treasury stock transaction in the amount of $1.2.

      Other Capital Stock Changes: On December 14, 1993, the Board of Directors declared a resolution to retire the 3,391,084 treasury shares of the Company's common stock. In a subsequent resolution, the Board declared a 15% common stock dividend payable on or before February 15, 1994, to stockholders of record on January 10, 1994, with fractional shares to be paid in cash. This resulted in the issuance of 5,067,272 additional shares and 1,123.3 fractional shares paid in cash. For all years presented in this report, all share data has been restated for the effect of the 15% dividend.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

P.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

      Cash and equivalents: The carrying amount reported in the balance sheet approximates fair value.

        Marketable securities: Marketable securities consist of debt securities. Fair values are based on quoted market prices.

      Financial Services net receivables: For variable-rate loans, including wholesale financings that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analyses based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions are not included in net receivables.

      Short- and long-term debt: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

      Off-balance-sheet instruments: Fair values for the Company's interest-rate contracts are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

      The carrying amounts of trade payables and receivables approximate their fair value and have been excluded from the accompanying table.

      The carrying amounts and fair values of the Company's financial instruments are as follows:

                                   Carrying         Fair
1993                                 Amount        Value
- ----                               --------     --------
Manufacturing:
Cash and equivalents               $  206.2     $  206.2
Marketable securities                 235.7        238.5
Short-term debt                         1.7          1.7
Long-term debt                          9.0          9.0

Financial Services:
Cash and equivalents                   17.0         17.0
Net receivables                     1,321.8      1,332.6
Commercial paper and
  bank loans                          696.0        696.0
Long-term debt                        709.1        713.7

      The Company's off-balance-sheet financial instruments, consisting primarily of interest-rate agreements, represented an additional liability of $3.7 if recorded at fair value at December 31, 1993.

                                   Carrying         Fair
1992                                 Amount        Value
- ----                               --------     --------
Manufacturing:
Cash and equivalents             $    235.8     $  235.8
Marketable securities                 214.3        217.2
Short-term debt                         1.3          1.3
Long-term debt                          9.3          9.3

Financial Services:
Cash and equivalents                   14.6         14.6
Net receivables                       918.8        930.7
Commercial paper and
  bank loans                          580.4        580.4
Long-term debt                        494.4        504.9

      The Company's off-balance-sheet financial instruments, consisting primarily of interest-rate agreements, represented an additional liability of $6.4 if recorded at fair value at December 31, 1992.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991 (millions of dollars)

Q.  GEOGRAPHIC AREA AND INDUSTRY SEGMENT DATA
PACCAR operates in three principal industries: Trucks, Auto Parts and Financial Services. The Truck segment is composed of the manufacture of trucks and related parts which are sold through a network of company-appointed dealers. Auto Parts is composed of automotive parts sales and related services sold through company-operated retail stores. The Financial Services segment is composed of finance and leasing services provided to truck customers and dealers. Sales among the industry segments and among geographic areas were insignificant.

Geographic Area Data       1993        1992        1991
                       --------    --------    --------
Revenues:
   United States       $2,999.3    $2,337.4    $2,014.4
   Canada                 340.1       236.5       195.6
   Other                  213.7       182.1       164.4
                       --------    --------    --------
                       $3,553.1    $2,756.0    $2,374.4
                       ========    ========    ========
Income before taxes:
   United States       $  199.8    $   80.9    $   43.8
   Canada                  21.7         5.7         4.4
   Other                   24.0        20.7        25.2
   Corporate expenses     (44.7)      (35.0)      (51.6)
   Investment income       17.9        18.0        25.3
   Intercompany interest    1.1         1.3         1.3
                       --------    --------    --------
                       $  219.8    $   91.6    $   48.4
                       ========    ========    ========
Identifiable assets:
   United States       $2,341.2    $1,900.7    $1,767.7
   Canada                 197.0       181.3       206.5
   Other                  229.6       182.8       187.0
   Cash and Marketable
      Securities          441.9       450.1       481.0
   Corporate               81.5        77.2        95.4
                       --------    --------    --------
                       $3,291.2    $2,792.1    $2,737.6
                       ========    ========    ========
Export revenues of
   U.S. companies      $  145.1    $  148.9    $  128.7
                       ========    ========    ========

Industry Segment Data      1993        1992        1991
                       --------    --------    --------
Revenues:
   Truck               $3,130.9    $2,322.7    $1,891.2
   Auto Parts             172.9       174.4       194.7
   Financial Services     162.6       158.4       179.2
   Other                   86.7       100.5       109.3
                       --------    --------    --------
                       $3,553.1    $2,756.0    $2,374.4
                       ========    ========    ========
Income before taxes:
   Truck               $  194.0    $   77.9    $   58.4
   Auto Parts               2.2        (4.6)       (8.0)
   Financial Services      40.2        26.0        12.8
   Other                    9.1         8.0        10.2
   Corporate expenses     (44.7)      (35.0)      (51.6)
   Investment income       17.9        18.0        25.3
   Intercompany interest    1.1         1.3         1.3
                       --------    --------    --------
                       $  219.8    $   91.6    $   48.4
                       ========    ========    ========
Depreciation and amortization:
   Truck               $   27.7    $   24.1    $   24.9
   Auto Parts               5.4         4.8         5.1
   Financial Services      13.8        13.4        14.2
   Other                    3.7         4.4         5.2
   Corporate                6.1         5.6         5.9
                       --------    --------    --------
                       $   56.7    $   52.3    $   55.3
                       ========    ========    ========
Capital expenditures:
   Truck               $   72.8    $   60.7    $   29.2
   Auto Parts               1.2         7.1         4.9
   Financial Services      27.0        19.8        12.3
   Other                    2.7         3.0         3.6
   Corporate                5.6         9.6         1.3
                       --------    --------    --------
                       $  109.3    $  100.2    $   51.3
                       ========    ========    ========
Identifiable assets:
   Truck               $  647.8    $  531.3    $  450.4
   Auto Parts              98.8       105.3       106.7
   Financial Services   1,947.3     1,556.4     1,523.0
   Other                   73.9        71.8        81.1
   Cash and Marketable
      Securities          441.9       450.1       481.0
   Corporate               81.5        77.2        95.4
                       --------    --------    --------
                       $3,291.2    $2,792.1    $2,737.6
                       ========    ========    ========

PACCAR Inc and Subsidiaries

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note J to the consolidated financial statements, in 1991 the Company changed its method of accounting for income taxes.


                                                /s/ERNST & YOUNG

Seattle, Washington
February 4, 1994

PACCAR Inc and Subsidiaries

QUARTERLY RESULTS (UNAUDITED)

                                                                                         QUARTER
                                                                 First           Second            Third         Fourth
                                                               -------         --------         --------        -------
                                                                            (millions except per share data)
1993
Net Sales                                                      $ 761.4         $  838.0          $ 884.1        $ 895.4
Gross Profit                                                      93.1            102.7            117.1          124.5
Financial Services Income Before Income Taxes                      9.2              9.7             10.1           11.2
Net Income                                                        27.4             32.8             36.5           45.5
Weighted Average Number of Common Shares Outstanding              38.9             38.9             38.9           38.9
Net Income Per Share                                           $   .70         $    .85          $   .94        $  1.17
                                                               -------         --------         --------        -------
1992
Net Sales                                                      $ 588.7         $  572.5         $  683.6        $ 732.0
Gross Profit                                                      65.0             69.8             80.5           99.4
Financial Services Income Before Income Taxes                      3.8              5.9              7.5            8.8
Net Income                                                        10.8             11.1             18.2           25.1
Weighted Average Number of Common Shares Outstanding              38.9             38.9             38.9           38.9
Net Income Per Share                                           $   .28         $    .28         $    .47        $   .65
                                                               -------         --------         --------        -------

Weighted average shares and net income per share have been restated to give effect to a 15% stock dividend declared in 1993. Fourth quarter 1992 net income includes an after-tax charge of $6.6 for relocation of the Peterbilt Motors divisional headquarters.

SELECTED FINANCIAL DATA

                                                  1993            1992             1991             1990            1989
                                              --------        --------         --------         --------        --------
                                                              (millions except per share data)
Net Sales                                     $3,378.9        $2,576.8         $2,159.6         $2,587.4        $3,331.1
Financial Services Revenue                       162.6           158.4            179.2            205.6           207.9
Net Income                                       142.2            65.2             55.2             63.7           241.9
Total Assets:
  Manufacturing                                1,343.9         1,235.7          1,214.6          1,234.5         1,344.0
  Financial Services                           1,947.3         1,556.4          1,523.0          1,671.7         1,723.2
Long-Term Debt:
  Manufacturing                                   11.7            12.5             25.2             30.2            33.2
  Financial Services                             709.1           494.4            483.7            632.3           672.3
Stockholders' Equity                           1,107.5         1,038.4          1,032.3          1,019.2         1,007.3
Per Common Share:
  Net Income                                  $   3.66        $   1.68         $   1.42         $   1.59        $   6.00
  Cash Dividends Declared                         1.74            1.13              .96              .87            2.17




All per share amounts have been restated to give effect to a 15% stock dividend declared in 1993. Net income for 1991 includes a cumulative effect adjustment for a change in the method of accounting for income taxes of $15.4 million after-tax ($.40 per share). Net income for 1989 includes a $52.4 million after-tax gain from sale of a division and a fleet of railcars.