Form 10-K405, Exhibit 13
PACCAR INC
filed 1995-03-24
CIK 75362

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(tables in millions)

RESULTS OF OPERATIONS:

                                  1994*        1993         1992
----------------------------------------------------------------
Income before taxes:
 Manufacturing                 $ 307.9       $205.3       $ 81.3
 Corporate expense               (52.8)       (44.7)       (35.0)
 Financial Services               57.5         40.2         26.0
 Investment income                24.1         17.9         18.0
Minority interest &
 other                           (16.6)         1.1          1.3
Income taxes                    (115.6)       (77.6)       (26.4)
----------------------------------------------------------------
Net Income                     $ 204.5       $142.2       $ 65.2
================================================================

* VILPAC, S.A. is reported on a consolidated basis in 1994.

OVERVIEW:

Worldwide net income in 1994 increased to $204.5 million, or $5.26 per share, compared to $142.2 million, or $3.66 per share, in 1993. Strong demand for Class 8 trucks in PACCAR's major markets provided the catalyst for record earnings for both the Truck and Financial Services segments.

     Manufacturing income before taxes rose to $307.9 in 1994, compared to $205.3 million in 1993. Financial Services pretax income grew to $57.5 million, compared to $40.2 million in 1993.

     In January 1994, PACCAR acquired additional shares of its Mexican affiliate, VILPAC, S.A., bringing its ownership interest from 49% to 55%. As a result, beginning in 1994, the Company accounted for VILPAC on the consolidated basis.

     PACCAR's commitment to customer satisfaction, product development, financial strength and cost reduction continues to improve its competitive position and provide the foundation necessary to meet present and future market opportunities.

TRUCKS

The Truck segment includes all of the Company's domestic and international truck and truck parts operations.

                                1994             1993             1992
----------------------------------------------------------------------
Truck revenues              $4,029.1         $3,130.9         $2,322.7
----------------------------------------------------------------------
Pretax Income               $  299.4         $  194.0         $   77.9
======================================================================

1994 COMPARED TO 1993:

Income before taxes and minority interest from PACCAR's worldwide truck operations was $299.4 million in 1994 on sales of $4.0 billion. In 1993, truck operations earned $194.0 million on sales of $3.1 billion. The consolidation of VILPAC accounted for approximately 30% of the increase in sales. PACCAR sold nearly 53,000 trucks worldwide in 1994, compared to 44,000 in 1993. The Truck segment provided 90% of PACCAR's consolidated revenues in 1994, compared to 88% in 1993.

     In the United States, greater unit production, reflecting strong industry sales, contributed to PACCAR's accomplishments in 1994. Full year United States Class 8 truck registrations increased from approximately 155,000 units in 1993 to 190,000 in 1994. PACCAR maintained its share of the United States market for Class 8 trucks at approximately 22% in 1994.

     Gross profit margins for the Truck segment improved in 1994 due to reduced unit costs arising from nearly full utilization of production capacity, coupled with modest increases in sales prices. Additionally, 1994 marked a year of continued innovation and strong customer demand for PACCAR products. Peterbilt and Kenworth both produced their first Class 7 conventional trucks, introduced new product enhancements and expanded their dealer networks.

PACCAR Inc and Subsidiaries

     In Canada, a stronger truck market led to higher unit sales and increased revenues, which were somewhat offset by lower margins due to the decline in the Canadian dollar.

     PACCAR's truck operations outside the United States and Canada provided 14% of total truck revenues in 1994, compared to 12% in 1993. International truck operations achieved improved results primarily due to increased market demand for trucks and related parts in Australia, Mexico and the United Kingdom. Results in the United Kingdom also benefited from the first year of a four-year military contract with the British Army. While each of the foreign truck operations was profitable in 1994, the largest share was in Mexico.

     The December 1994 devaluation of the peso and resulting disruption in the Mexican economy did not significantly impact consolidated results in 1994. However, production has since been reduced to correspond to present economic conditions in Mexico.

     Revenues and profits from United States export sales through PACCAR International Division were lower in 1994 than in 1993 due to reduced demand for vehicles in certain foreign markets.

     PACCAR's truck parts revenues and profits increased again in 1994, primarily because of a better overall truck market and expanded market coverage. Sales of truck parts remain a solid base of profitability for the truck segment.

     Customer demand for Kenworth and Peterbilt trucks remains strong in most markets, and the Company begins 1995 with backlogs well above prior-year levels.

1993 COMPARED TO 1992:

In 1993, PACCAR's worldwide truck operations earned $194.0 million before tax on net sales of $3.1 billion. In 1992, the Company's truck operations generated pretax income of $77.9 million on net sales of $2.3 billion. In 1993, PACCAR sold over 44,000 trucks worldwide, compared to 34,000 in 1992.

     In the United States, a larger overall market, combined with an increase in market share, was the primary reason for PACCAR's improved performance in 1993. Class 8 truck industry volumes in the United States grew by about 30,000 units, or 24%, and PACCAR's share approximated 22% of registrations in 1993, compared to 21% in 1992.

     Outside the United States, PACCAR's truck operations increased revenues and profits compared to 1992. Results from operations improved significantly in Canada, Australia and the United Kingdom. Partially offsetting these advances were reduced equity earnings in VILPAC. The Mexican Class 8 truck market declined in 1993 as a result of a slower economy.

AUTO PARTS

The Auto Parts segment consists of the Company's retail auto parts operations, located on the West Coast.

                             1994          1993         1992
------------------------------------------------------------
Auto Parts revenues        $172.1        $172.9       $174.4
------------------------------------------------------------
Pretax Income (Loss)       $  4.2        $  2.2       $ (4.6)
============================================================

1994 COMPARED TO 1993:

Auto Parts segment sales totaled $172.1 million in 1994, essentially matching last year's total of $172.9 million. Sales declines resulting from the closure of unprofitable stores were offset by modest increases in same store sales and new store openings.

     Pretax income increased to $4.2 million in 1994, compared to $2.2 million in 1993. The continued improvement in profitability resulted from expanded product offerings, better customer service and expense controls.

PACCAR Inc and Subsidiaries

1993 COMPARED TO 1992:

1993 sales were lower than 1992 levels as a result of the closure of unprofitable stores. The segment attained profitability in 1993 primarily as a result of cost-reduction efforts, combined with merchandising actions and systems enhancements.

OTHER PRODUCTS

PACCAR's other product lines include winches and oilfield equipment. Revenue from these products increased 7% in 1994 due to stronger demand in the winch sector. In 1993, revenues had declined compared to 1992. Combined profits from operations increased again in 1994. However, total pretax income declined for this segment in 1994 due to the accrual of the estimated expenses associated with the relocation of Trico's headquarters to San Marcos, Texas, in 1995.

INVESTMENTS

The increase in investment income in 1994 is due to the consolidation of VILPAC. PACCAR's investment income remained relatively stable between 1992 and 1993.

FINANCIAL SERVICES

The Financial Services segment, including PACCAR Financial Corp., PACCAR Leasing Corporation and the Company's finance subsidiaries in Australia, Canada, Mexico and the United Kingdom, derives earnings primarily from financing the sale of PACCAR products.


                             1994             1993              1992
--------------------------------------------------------------------
Financial Services
 revenues                  $205.0           $162.6            $158.4
--------------------------------------------------------------------
Pretax Income              $ 57.5           $ 40.2            $ 26.0
====================================================================


1994 COMPARED TO 1993:

The Company's Financial Services operations earned a record $57.5 million before tax in 1994, up $17.3 million, or 43%, compared to 1993. Earnings improved primarily as a result of continued growth in the portfolio and lower provisions for loan losses.

     In 1994, the Financial Services segment experienced a record level of new business volume, influenced by PACCAR's strong heavy-duty truck sales. The credit quality of the loan and lease receivable portfolio continued to improve due to stronger economic conditions and continued focus on credit controls, which led to very low levels of credit losses and past-due accounts. The reserve for losses increased in 1994, reflecting the growth in the portfolio.

1993 COMPARED TO 1992:

The Company's Financial Services segment earned $40.2 million before tax in 1993, up 55% from 1992 results. The increase in pretax earnings reflected growth in the portfolio, a higher interest margin and lower provisions for loan losses.

LIQUIDITY AND CAPITAL RESOURCES:

                              1994            1993              1992
--------------------------------------------------------------------
Cash and equivalents        $311.3          $223.2            $250.4
Marketable securities        241.7           235.7             214.3
--------------------------------------------------------------------
                            $553.0          $458.9            $464.7
====================================================================

During 1994, the Company generated cash from operations of $335 million, an increase of nearly $150 million from a year ago. The Company's total cash and marketable securities amounted to $553 million at December 31, 1994, up $94 million from December 31, 1993. Approximately $44 million of the increase was attributable to the acquisition of controlling interests in VILPAC. The Company's liquidity and earnings from investment of excess cash continue to provide financial stability and strength.

TRUCKS, AUTO PARTS AND OTHER

Cash for working capital, capital expenditures and research and development has been provided by operations. Management expects this to continue.

PACCAR Inc and Subsidiaries

     Capital expenditures for 1994 totaled $55 million, which included the acquisition of the hydraulic pumping systems product line and a manufacturing facility of National-Oilwell. Over the last five years (1990 through 1994), the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $310 million. During the next several years, the pace of spending for capital projects at PACCAR is expected to continue at similar levels.

     Cash generated in foreign operations is generally reinvested in those operations. During the last three years, some excess cash has been withdrawn in the form of dividends from the Company's operations in Mexico, Canada and Australia.

FINANCIAL SERVICES

The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. Transactions with PACCAR, such as capital contributions and intercompany loans, are an additional source of funds.

     In 1993, PACCAR Financial Corp. filed a new shelf registration under which up to $1 billion of medium-term notes could be issued as needed. At the end of 1994, $513 million of this registration was still available for issuance. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to the corresponding assets. As a part of this policy, the companies use over-the-counter interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management. The amount of contracts outstanding is regularly reported to the Company's senior management.

     PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various federal, state and local environmental requirements. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.

     Expenditures were approximately $8 million in 1994, $9 million in 1993 and $10 million in 1992 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows would be materially greater than recent experience.

     The Company is involved in various stages of environmental investigations and cleanup actions. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA in cleanup studies and the determination of remedial action.

     The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $25 million and $45 million. At December 31, 1994, the reserve established to provide for estimated future environmental cleanup costs was $41 million.

     The Company has been successful in recovering a portion of its environmental remediation costs from insurers. The Company believes future recoveries from insurance carriers could be significant.

     While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position.

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
Year Ended December 31

                                             1994           1993           1992
-------------------------------------------------------------------------------
MANUFACTURING:                              (millions except per share data)

Revenues
Net sales                                $4,285.1       $3,378.9       $2,576.8
Other                                         9.1           11.6           20.8
-------------------------------------------------------------------------------
                                          4,294.2        3,390.5        2,597.6
Costs and Expenses
Cost of sales                             3,699.8        2,941.5        2,262.2
Selling, general and administrative         336.7          286.5          286.5
Interest                                      2.6            1.9            2.6
-------------------------------------------------------------------------------
                                          4,039.1        3,229.9        2,551.3
-------------------------------------------------------------------------------
Manufacturing Income Before
 Income Taxes                               255.1          160.6           46.3

FINANCIAL SERVICES:

Revenues                                    205.0          162.6          158.4

Costs and Expenses
Interest and other                          101.3           77.7           84.0
Selling, general and administrative          42.2           35.5           34.6
Provision for losses on receivables           4.0            9.2           13.8
-------------------------------------------------------------------------------
                                            147.5          122.4          132.4
-------------------------------------------------------------------------------
Financial Services Income Before
  Income Taxes                               57.5           40.2           26.0

OTHER:

Investment income                            24.1           17.9           18.0
Minority interest and other                 (16.6)           1.1            1.3
-------------------------------------------------------------------------------
Total Income Before Income Taxes            320.1          219.8           91.6
Income taxes                                115.6           77.6           26.4
-------------------------------------------------------------------------------
Net Income                               $  204.5       $  142.2       $   65.2
===============================================================================
Net income per average common share
  outstanding                            $   5.26       $   3.66       $   1.68
===============================================================================
Weighted average number of common
  shares outstanding                         38.9           38.9           38.9
===============================================================================

See notes to consolidated financial statements.

PACCAR Inc and Subsidiaries

CONSOLIDATED BALANCE SHEETS
December 31



ASSETS                                                                             1994            1993
-------------------------------------------------------------------------------------------------------
MANUFACTURING:                                                                   (millions of dollars)

Current Assets
Cash and equivalents                                                           $  289.9        $  206.2
Trade receivables, net of allowance for losses
 (1994 - $4.3 and 1993 - $2.2)                                                    232.9           182.8
Marketable securities                                                             241.7           235.7
Inventories                                                                       274.5           193.7
Deferred taxes and other current assets                                            65.1            57.0
-------------------------------------------------------------------------------------------------------
Total Manufacturing Current Assets                                              1,104.1           875.4

Investments and other                                                              88.7           124.1
Property, plant and equipment, net                                                369.9           344.4
-------------------------------------------------------------------------------------------------------
Total Manufacturing Assets                                                      1,562.7         1,343.9
-------------------------------------------------------------------------------------------------------


FINANCIAL SERVICES:
Cash and equivalents                                                               21.4            17.0
Finance and other receivables,
 net of allowance for losses (1994 - $41.1 and 1993 - $32.9)                    2,469.6         2,024.6
 Less unearned interest                                                          (194.7)         (155.9)
-------------------------------------------------------------------------------------------------------
                                                                                2,274.9         1,868.7
Equipment on operating leases, net                                                 53.8            47.9
Other assets                                                                       15.4            13.7
-------------------------------------------------------------------------------------------------------
Total Financial Services Assets                                                 2,365.5         1,947.3
-------------------------------------------------------------------------------------------------------
                                                                               $3,928.2        $3,291.2
-------------------------------------------------------------------------------------------------------

PACCAR Inc and Subsidiaries


LIABILITIES AND STOCKHOLDERS' EQUITY                                               1994            1993
-------------------------------------------------------------------------------------------------------
MANUFACTURING:                                                                   (millions of dollars)

Current Liabilities
Accounts payable and accrued expenses                                          $  620.3        $  458.5
Income taxes                                                                       22.5            21.3
Dividend payable                                                                   77.7            33.8
Other                                                                               1.8             2.0
-------------------------------------------------------------------------------------------------------
Total Manufacturing Current Liabilities                                           722.3           515.6
Long-term debt                                                                     11.1            11.7
Other                                                                              85.7            72.1
-------------------------------------------------------------------------------------------------------
Total Manufacturing Liabilities                                                   819.1           599.4
-------------------------------------------------------------------------------------------------------

FINANCIAL SERVICES:

Accounts payable and accrued expenses                                              70.6            41.6
Commercial paper and bank loans                                                   687.7           696.0
Long-term debt                                                                    999.9           709.1
Deferred income taxes and other                                                   143.5           137.6
-------------------------------------------------------------------------------------------------------
Total Financial Services Liabilities                                            1,901.7         1,584.3
-------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                                  32.9

STOCKHOLDERS' EQUITY

Preferred stock, no par value - authorized 1,000,000 shares, none issued
Common stock, $12 par value - authorized 100,000,000 shares,
 issued 38,859,281 shares                                                         466.3           466.3
Additional paid-in capital                                                        218.2           217.9
Retained earnings                                                                 556.5           468.6
Currency translation and net unrealized investment losses                         (66.5)          (45.3)
-------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                      1,174.5         1,107.5
-------------------------------------------------------------------------------------------------------
                                                                               $3,928.2        $3,291.2
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
December 31

                                                                  1994            1993             1992
-------------------------------------------------------------------------------------------------------
COMMON STOCK, $12 PAR VALUE:                                           (millions except share data)
Balance at beginning of year                                 $   466.3        $  446.2        $   446.2
Stock options exercised                                             *
Retirement of treasury stock                                                     (40.7)
Stock dividend declared                                                           60.8
-------------------------------------------------------------------------------------------------------
Balance at end of year                                       $   466.3        $  466.3        $   446.2
-------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year                                 $   217.9        $    2.5        $     2.5
Other, including options exercised and tax benefit                  .3
Retirement of treasury stock                                                      (2.5)
Stock dividend declared                                                          217.9
-------------------------------------------------------------------------------------------------------
Balance at end of year                                       $   218.2        $  217.9        $     2.5
-------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance at beginning of year                                 $   468.6        $  741.2        $   720.0
Net income                                                       204.5           142.2             65.2
Cash dividends declared                                         (116.6)          (67.7)           (44.0)
Retirement of treasury stock                                                     (68.4)
Stock dividend declared                                                         (278.7)
-------------------------------------------------------------------------------------------------------
Balance at end of year                                       $   556.5        $  468.6        $   741.2
-------------------------------------------------------------------------------------------------------
TREASURY STOCK - AT COST:
Balance at beginning of year                                                  $ (110.4)       $  (110.4)
Purchase of treasury stock                                                        (1.2)
Retirement of treasury stock                                                     111.6
-------------------------------------------------------------------------------------------------------
Balance at end of year                                                        $     --        $  (110.4)
-------------------------------------------------------------------------------------------------------
CURRENCY TRANSLATION AND NET
UNREALIZED INVESTMENT LOSSES:
Balance at beginning of year                                 $   (45.3)       $  (41.1)       $   (26.0)
Foreign currency translation adjustment                          (19.7)           (4.2)           (15.1)
Net unrealized investment loss                                    (1.5)
-------------------------------------------------------------------------------------------------------
Balance at end of year                                       $   (66.5)       $  (45.3)       $   (41.1)
-------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                   $ 1,174.5        $1,107.5        $ 1,038.4
=======================================================================================================
SHARES OF CAPITAL STOCK
COMMON STOCK ISSUED, $12 PAR VALUE:
Balance at beginning of year                                38,856,574      37,180,386       37,180,386
Stock options exercised                                          2,707
Retirement of treasury stock                                                (3,391,084)
Stock dividend declared                                                      5,067,272
-------------------------------------------------------------------------------------------------------
Balance at end of year                                      38,859,281      38,856,574       37,180,386
-------------------------------------------------------------------------------------------------------
TREASURY STOCK - AT COST:
Balance at beginning of year                                                 3,358,065        3,358,065
Purchase of treasury stock                                                      33,019
Retirement of treasury stock                                                (3,391,084)
-------------------------------------------------------------------------------------------------------
Balance at end of year                                                              --        3,358,065
-------------------------------------------------------------------------------------------------------
Common Stock Outstanding                                    38,859,281      38,856,574       33,822,321
=======================================================================================================

* Less than .1

See notes to consolidated financial statements.

PACCAR Inc and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31

                                                                        1994           1993         1992
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:                                                     (millions of dollars)
Net income                                                         $   204.5      $   142.2      $  65.2
Items included in net income not affecting cash:
 Depreciation and amortization                                          63.2           56.7         52.3
 Provision for losses on financial services receivables                  4.0            9.2         13.8
 Minority interest                                                      13.0
 Marketable securities earnings reinvested                             (15.2)         (15.4)       (12.1)
 Equity in net income of unconsolidated companies                                      (8.1)       (12.6)
 Deferred income tax benefit                                           (16.7)          (9.4)        (8.4)
 Other                                                                  17.1            9.4           .7
Change in operating assets and liabilities:
 (Increase) decrease in assets other than cash and equivalents:
   Receivables                                                         (50.9)         (21.4)       (27.9)
   Inventories                                                         (68.2)         (44.7)        (5.2)
   Deferred taxes and other                                             (7.6)          (4.6)         4.4
 Increase in liabilities:
   Accounts payable and accrued expenses                               190.1           52.7         60.5
   Income taxes                                                          1.2           19.9          2.0
--------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                              334.5          186.5        132.7

INVESTING ACTIVITIES:
Finance receivables originated                                      (1,271.1)      (1,059.0)      (734.0)
Collections on finance receivables                                     851.9          701.7        614.4
Net (increase) decrease in wholesale receivables                        21.7          (54.5)        23.3
Marketable securities purchased                                     (1,518.0)        (181.8)      (985.6)
Marketable securities sales and maturities                           1,523.7          175.8        984.8
Acquisition of controlling interest in affiliate,
 net of cash consolidated                                               44.3
Acquisition of property, plant and equipment                           (55.0)         (82.4)       (81.5)
Acquisition of equipment for operating leases                          (25.6)         (26.9)       (18.7)
Proceeds from asset disposals                                           27.9           31.5         35.1
Other                                                                  (16.1)         (15.5)         (.3)
--------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                 (416.3)        (511.1)      (162.5)

FINANCING ACTIVITIES:
Purchase of treasury shares                                                            (1.2)
Cash dividends                                                         (74.5)         (44.0)       (37.2)
Net (decrease) increase in commercial paper and bank loans             (20.2)         118.2         23.0
Proceeds of long-term debt                                             543.8          390.7        295.7
Payments of long-term debt                                            (260.0)        (167.6)      (295.3)
--------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                    189.1          296.1        (13.8)
Effect of exchange rate changes on cash                                (19.2)           1.3          (.9)
--------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                         88.1          (27.2)       (44.5)
Cash and equivalents at beginning of year                              223.2          250.4        294.9
--------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                $   311.3      $   223.2      $ 250.4
========================================================================================================

See notes to consolidated financial statements.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

A.  SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly owned domestic and foreign subsidiaries, and its 55% owned Mexican affiliate. All significant intercompany accounts and transactions are eliminated in consolidation.

     Cash Equivalents: Cash equivalents consist of all short-term liquid investments with a maturity at date of purchase of three months or less.

     Marketable Securities: The Company adopted Financial Accounting Standard
(FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994.

     The Company's investments in cash equivalents and marketable securities consist of debt securities categorized as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

     The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and realized gains and losses are included as a component of other manufacturing revenues in the accompanying consolidated income statements. Interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method. The net effect of implementing FAS No. 115 resulted in a reduction of $1.5 of stockholders' equity at December 31, 1994.

     Inventories: Inventories are stated at the lower of cost or market. Cost of all inventories in the United Kingdom and the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) method.

     Goodwill: Goodwill is amortized on a straight-line basis for periods ranging from 25 to 27 years. At December 31, 1994 and 1993, goodwill amounted to $25.8 and $25.1, net of accumulated amortization of $9.3 and $8.0, respectively. Amortization of goodwill totaled $1.3 in each of the years 1994 through 1992.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

     Machinery and equipment      5 - 12 years
     Buildings                   30 - 40 years

     Environmental: Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated.

     Interest Income and Expense: Generally, interest income from finance receivables is recognized using the interest (actuarial) method.

     Credit Losses: The provision for losses on finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover anticipated losses. Receivables are charged to the allowance when, in the judgment of management, they are deemed uncollectible.

     Interest-Rate Contracts: As part of its interest-rate risk management activities, PACCAR enters into interest-rate contracts which generally involve the exchange of fixed- and floating-rate interest payment obligations without the exchange of the underlying principal amounts. These contracts are used to reduce the effect of interest-rate fluctuations and to effectively change the interest rate characteristics of debt to better match the Company's receivables. Net amounts paid or received are reflected as adjustments to interest expense.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

     Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain U.S. dollar-denominated firm commitments on a continuing basis for periods consistent with its committed exposures. Gains and losses on the contracts are deferred and included in measurement of the related foreign currency transaction when it is completed. As a matter of policy, the Company does not engage in currency speculation. At December 31, 1994 and 1993, PACCAR had contracts outstanding to purchase $92.0 and $50.0 U.S. dollars, respectively. Substantially all of these contracts converted Canadian dollars.

     Reclassifications: Certain prior-year amounts have been reclassified to conform to the 1994 presentation.

B.  INVESTMENTS IN DEBT SECURITIES

Investments in debt securities at December 31, 1994, include the following:

                           Amortized                Fair
                                Cost               Value
--------------------------------------------------------
U.S. government securities    $ 14.4              $ 14.2
Tax-exempt securities          367.3               364.9
Other debt securities          156.1               156.1
--------------------------------------------------------
                              $537.8              $535.2
========================================================

     Investments in debt securities are included in cash and equivalents and marketable securities as follows:


--------------------------------------------------------
Manufacturing:
Cash and equivalents                              $283.1
Marketable securities                              241.7
Financial Services:
Cash and equivalents                                10.4
--------------------------------------------------------
                                                  $535.2
========================================================

     The contractual maturities of debt securities available-for-sale at December 31, 1994, are as follows:

                           Amortized               Fair
                                Cost              Value
--------------------------------------------------------
Due in one year or less       $433.5              $432.8
Due after one year
 through two years              66.5                65.2
Due two years through
 four years                     37.8                37.2
--------------------------------------------------------
                              $537.8              $535.2
========================================================

     Gross unrealized holding losses at December 31, 1994, were $(2.6). Gross realized gains and losses from the sale of investments in debt securities for the year ended December 31, 1994, were $.3 and $(.5), respectively.

C.  INVENTORIES

                                1994                1993
--------------------------------------------------------
Inventories at FIFO cost:
 Finished products           $ 188.6             $ 166.7
 Work in process and raw
   materials                   210.2               147.8
--------------------------------------------------------
                               398.8               314.5
Less excess of FIFO cost
 over LIFO                    (124.3)             (120.8)
--------------------------------------------------------
                             $ 274.5             $ 193.7
========================================================

Inventories valued using the LIFO method comprised 82% and 85% of consolidated inventories at FIFO cost at December 31, 1994 and 1993, respectively.

D.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

                                1994               1993
--------------------------------------------------------
Land                         $  24.8            $   22.7
Buildings                      303.3               293.6
Machinery and equipment        388.6               352.8
--------------------------------------------------------
                               716.7               669.1
Less allowance for
 depreciation                 (346.8)             (324.7)
--------------------------------------------------------
                             $ 369.9             $ 344.4
========================================================

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

E.  FINANCE AND OTHER RECEIVABLES

The Company's finance and other receivables are as follows:

                                1994                  1993
----------------------------------------------------------
Retail notes and contracts  $1,644.8              $1,222.0
Wholesale financing            125.9                 150.0
Direct financing leases        720.6                 669.5
Interest and other
 receivables                    19.4                  16.0
----------------------------------------------------------
                             2,510.7               2,057.5
Less allowance for losses      (41.1)                (32.9)
----------------------------------------------------------
                             2,469.6               2,024.6
Unearned interest:
Retail notes and contracts    (103.0)                (76.7)
Direct financing leases        (91.7)                (79.2)
----------------------------------------------------------
                              (194.7)               (155.9)
----------------------------------------------------------
                            $2,274.9              $1,868.7
==========================================================

     Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

     Annual payments due on retail notes and contracts for the five years beginning January 1, 1995, are $591.5, $490.7, $349.1, $173.1, $39.5 and $.9
thereafter.

     The Company's net investments in direct financing leases of transportation equipment are as follows:

                                1994                1993
--------------------------------------------------------
Minimum lease payments
 receivable                   $660.8              $618.1
Estimated residual value of
 leased equipment               59.8                51.4
--------------------------------------------------------
                               720.6               669.5
Less unearned interest         (91.7)              (79.2)
--------------------------------------------------------
Net investment in direct
 financing leases             $628.9              $590.3
========================================================

     Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1995, are $206.7, $171.6, $132.1, $93.9, $39.4 and
$17.1 thereafter.

     The Company's customers are principally concentrated in the transportation industry. Generally, financial services receivables are collateralized by financed equipment.

F.  EQUIPMENT ON OPERATING LEASES

Equipment on operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.

                                1994               1993
-------------------------------------------------------
Trucks and other              $ 72.5             $ 65.4
Less allowance for
 depreciation                  (18.7)             (17.5)
-------------------------------------------------------
                              $ 53.8             $ 47.9
=======================================================

     Original terms of operating leases generally range up to 48 months. Annual minimum lease payments due on operating leases for each year beginning January 1, 1995, are $12.6, $9.7, $5.1 and $1.1 thereafter.

G.  ACCOUNTS PAYABLE AND
    ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

                                1994               1993
-------------------------------------------------------
Manufacturing:
Accounts payable              $358.3             $281.2
Salaries and wages              78.0               57.5
Warranty and self-insurance
 reserves                       84.8               69.3
Other                           99.2               50.5
-------------------------------------------------------
                              $620.3             $458.5
=======================================================
Financial Services:
Accounts payable              $ 53.3             $ 29.0
Salaries and wages                .5                 .4
Other                           16.8               12.2
-------------------------------------------------------
                              $ 70.6             $ 41.6
=======================================================

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

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

     Pension expense for all plans was $14.9 in 1994, $10.0 in 1993 and $8.0 in 1992.

     The following data relates to all plans of the Company except for certain union-negotiated and supplemental retirement plans. For all years presented, the plan obligation discount rates and expected long-term rates of return on assets were 8.0%, and the assumed annual rates of increase in future compensation were 5.75%.

                                              1994       1993        1992
-------------------------------------------------------------------------
Components of
 pension expense:
  Interest cost                              $ 18.2     $ 15.4     $ 13.6
  Service cost                                 11.6        9.6        8.1
  Return on assets                             (2.6)     (28.1)     (12.8)
  Net amortization and deferrals              (17.7)       8.4       (4.7)
-------------------------------------------------------------------------
  Net pension expense                        $  9.5     $  5.3     $  4.2
=========================================================================
Funded status at December 31:
 Vested benefit obligation                   $195.2     $165.1     $150.3
 Accumulated benefit obligation               197.4      167.0      153.6
=========================================================================
 Plan assets at fair value                   $246.5     $248.2     $216.0
 Projected benefit obligation                 240.0      208.5      183.5
-------------------------------------------------------------------------
 Excess of plan assets                          6.5       39.7       32.5
 Unrecognized net asset                       (11.7)     (15.2)     (20.7)
 Unrecognized net
   experience gain                             (9.1)     (30.5)     (23.2)
 Unrecognized prior
   service cost                                14.2        8.3        9.8
-------------------------------------------------------------------------
 Pension (liability)/
   prepaid expense                           $  (.1)    $  2.3     $ (1.6)
=========================================================================


     The Company has unfunded supplemental retirement plans for employees whose benefits under principal salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $1.6 in 1994, $1.2 in 1993 and $1.1 in 1992. At December 31, 1994, the projected benefit obligation for these plans was $10.1. A corresponding accumulated benefit obligation of $8.5 has been recognized as a liability in the balance sheet and is equal to the amount of vested benefits.

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

                                              1994       1993        1992
-------------------------------------------------------------------------
Components of retiree
 expense:
  Interest cost                              $  1.6    $  1.2      $  1.1
  Service cost                                   .9        .8          .7
  Amortization of
    transition obligation                        .6        .5          .5
-------------------------------------------------------------------------
  Net retiree expense                        $  3.1    $  2.5      $  2.3
=========================================================================
Unfunded Status at
 December 31:
 Accumulated benefits:
   Actives not eligible
    to retire                                $ 13.3    $ 10.5      $  8.9
   Actives eligible
    to retire                                   4.0       2.8         2.6
   Retirees                                     4.1       3.9         4.5
-------------------------------------------------------------------------
                                               21.4      17.2        16.0
 Unrecognized
   net loss                                    (3.5)    (1.1)        (1.1)
 Unrecognized
   transition obligation                       (7.9)    (8.4)        (8.9)
-------------------------------------------------------------------------
 Accrued postretirement
   benefits                                  $ 10.0    $ 7.7       $  6.0
=========================================================================

     A discount rate of 8% and a long-term medical inflation rate of 7% were used in calculating the APBO. A 1% increase in the medical inflation-rate assumption would increase the APBO as of December 31, 1994, by approximately $2.6 and the 1994 expense provision by approximately $.3.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

I.  OTHER BENEFIT PLANS

The Company has a savings investment plan whereby it matches employee contributions of 2% to 5% of base wages. Provisions for this plan and for incentive compensation (for numerous key employees) and profit-sharing plans were $21.2 in 1994, $17.7 in 1993 and $15.3 in 1992.

J.  INCOME TAXES



                                                     1994       1993      1992
------------------------------------------------------------------------------
Income before income taxes:
 Domestic                                          $250.3     $178.9     $73.2
 Foreign                                             69.8       40.9      18.4
------------------------------------------------------------------------------
                                                   $320.1     $219.8     $91.6
==============================================================================

Provision for income taxes:
 Current provision:
   Federal                                         $ 92.6     $ 66.5     $26.9
   Foreign                                           30.1       12.7       4.4
   State                                              9.6        7.8       3.5
------------------------------------------------------------------------------
                                                    132.3       87.0      34.8
 Deferred provision
   (benefit):
   Federal and state                                (13.6)      (9.2)     (6.9)
   Foreign                                           (3.1)       (.2)     (1.5)
------------------------------------------------------------------------------
                                                    (16.7)      (9.4)     (8.4)
------------------------------------------------------------------------------
                                                   $115.6      $77.6     $26.4
==============================================================================

Reconciliation of
 statutory U.S. tax to
 actual provision:
Statutory rate                                        35%        35%       34%
Statutory tax                                      $112.0      $76.9     $31.1
Effect of:
 Rate increase on
   deferred taxes                                                2.2
 State income taxes                                  10.8        8.1       3.1
 Equity method
   earnings                                                     (2.9)     (4.2)
 Foreign tax rates                                   (1.9)      (1.6)       .9
 FSC benefit                                         (1.3)      (1.6)     (1.5)
 Tax-exempt income                                   (4.9)      (4.2)     (4.2)
 Other                                                 .9         .7       1.2
------------------------------------------------------------------------------
                                                    $115.6     $77.6     $26.4
==============================================================================


At December 31:                                                1994      1993
------------------------------------------------------------------------------
Components of deferred tax assets (liabilities):
Assets:
 Provisions for accrued
   expenses                                                  $  81.0   $  66.2
 Allowance for losses on
   receivables                                                  16.2      11.7
 Other                                                           9.8      12.9
------------------------------------------------------------------------------
                                                               107.0      90.8
Liabilities:
 Asset capitalization and
   depreciation                                                (26.4)    (23.6)
 Financing and leasing
   activities                                                 (124.2)   (121.5)
 Other                                                          (9.2)    (15.7)
------------------------------------------------------------------------------
                                                              (159.8)   (160.8)
------------------------------------------------------------------------------
Net deferred tax liability                                   $ (52.8)  $ (70.0)
==============================================================================

Classification of deferred tax assets and liabilities:
Manufacturing:
 Deferred taxes and other
   current assets                                            $  59.2   $  39.5
 Investments and other                                            .4       4.4
Financial Services:
 Deferred income taxes
   and other                                                  (112.4)   (113.9)
------------------------------------------------------------------------------
Net deferred tax liability                                   $ (52.8)  $ (70.0)
==============================================================================

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $136.9 at December 31, 1994. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that such taxes would be reduced by utilization of tax credits and deductions. With respect to the Company's Mexican affiliate, U.S. taxes were provided on earnings expected to be distributed.

     Cash paid for income taxes was $130.1 in 1994, $70.7 in 1993 and $30.9 in 1992.


PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

K.  LEASES

The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2018.

     Annual minimum rental payments due under operating leases beginning January 1, 1995, are $9.4, $8.3, $6.3, $5.1, $4.0 and $8.3 thereafter.

     Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $12.0 receivable under noncancelable subleases.

     The Company has operating leases which, in addition to aggregate minimum annual rentals, provide for additional rental payments based on sales and certain expenses.

     Total rental expenses under all leases were:

                        1994          1993       1992
-----------------------------------------------------
Minimum rentals        $14.5         $13.6      $14.6
Percentage rentals        .5            .6         .8
Sublease rentals        (1.5)         (1.1)       (.9)
-----------------------------------------------------
Total rental expenses  $13.5         $13.1      $14.5
=====================================================

L.  LONG-TERM DEBT

Manufacturing:                  1994          1993
--------------------------------------------------
Industrial Revenue Bonds
  - Floating rate              $ 8.9         $ 9.0
Capital lease obligations        2.7           3.3
Less current installments        (.5)          (.6)
--------------------------------------------------
                               $11.1         $11.7
==================================================

The interest rate on the industrial revenue bonds is floating and was 3.1% at December 31, 1994.

     Annual maturities including capital leases for the five years beginning January 1, 1995, are $.5, $.5, $.4, $.4 and $.3, respectively.

Financial Services:             1994             1993
-----------------------------------------------------
Medium-Term Notes
  - 4.2% to 8.8% fixed        $645.3           $364.1
  - Floating rate              225.0            260.0
Notes payable to banks
  - 4.8% to 14.8%              126.8             80.3
Notes payable to insurance
 companies                                        1.0
Equipment trust
 certificates - 14.5%            2.8              3.7
-----------------------------------------------------
                              $999.9           $709.1
=====================================================

     Interest rates on the floating-rate medium-term notes are based on various indices such as the LIBOR and prime rate. These notes are generally matched with interest-rate swaps which convert the effective rates to fixed rates or other floating-rate indices.

     Annual maturities for the five years beginning January 1, 1995, are $380.5, $256.5, $250.9, $105.4 and $6.6, respectively.

     At December 31, 1994, there were no restrictions on distributions of unremitted earnings by the financial services companies to the parent under terms of the most restrictive loan-agreement provisions.

     The Company paid cash for interest of $76.9 in 1994, $63.9 in 1993 and $74.7 in 1992.

     The Company enters into various interest-rate contracts, including interest-rate swap, cap and forward-rate agreements. At December 31, 1994, the Company had 99 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $1,151.9, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company continually monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

M.  CREDIT ARRANGEMENTS

The Company has line of credit arrangements of $568.4 which are reviewed annually for renewal. The unused portion of these credit lines was $526.9 at December 31, 1994, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. The weighted average interest rate on short-term borrowings was 6.28%, 3.71% and 4.38% at December 31, 1994, 1993 and 1992, respectively.

N.  COMMITMENTS AND CONTINGENCIES

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

     At December 31, 1994, the reserve established to provide for estimated future environmental cleanup costs was $41. While neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, management does not expect that those matters will have a material adverse effect on the Company's consolidated financial position.

     At December 31, 1994, PACCAR had standby letters of credit outstanding totaling $31.2, which guarantee various insurance and financing activities.

O.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

     Cash and equivalents: The carrying amount reported in the balance sheet approximates fair value.

     Marketable securities: Marketable securities consist of debt securities. Fair values are based on quoted market prices.

     Financial Services net receivables: For floating-rate loans, including wholesale financings that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analyses based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions are not included in net receivables.

     Short- and long-term debt: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Off-balance-sheet instruments: Fair values for the Company's interest-rate contracts are based on costs which would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties' credit standing at current market interest rates. Foreign exchange contracts require the Company to exchange foreign currency for U.S. dollars and generally mature within six months. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

     The carrying amounts of trade payables and receivables approximate their fair value and have been excluded from the accompanying table.

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                            Carrying                  Fair
1994                          Amount                 Value
----------------------------------------------------------
Manufacturing:
Cash and equivalents        $  289.9              $  289.9
Marketable securities          241.7                 241.7
Short-term debt                   .7                    .7
Long-term debt                   8.9                   8.9

Financial Services:
Cash and equivalents            21.4                  21.4
Net receivables              1,692.2               1,659.8
Commercial paper and
 bank loans                    687.7                 687.7
Long-term debt                 999.9                 972.4

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements and foreign exchange contracts, represented additional assets of $9.0 and $2.0 if recorded at fair value at December 31, 1994.

                            Carrying                  Fair
1994                          Amount                 Value
----------------------------------------------------------
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

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements and foreign exchange contracts, represented additional liabilities of $3.7 and $.3 if recorded at fair value at December 31, 1993.

P.  FOREIGN OPERATIONS AND
    CURRENCY TRANSLATION

The Company conducts its foreign operations primarily through wholly owned subsidiaries in Canada, Australia and the United Kingdom, and through a 55% owned Mexican affiliate.

     All foreign assets and liabilities are translated into U.S. dollars at current exchange rates and all income statement amounts are translated at an average of the month-end rates. Resulting gains and losses are deferred and classified as a separate component of stockholders' equity.

     On December 20, 1994, the Mexican government devalued the peso. The effect of the devaluation on U.S. dollar-denominated accounts maintained by the Mexican affiliate resulted in a net exchange gain. PACCAR's after-tax share of aggregate net exchange gains increased income for 1994 by $3.7. Substantially all of this amount resulted from the impact of the year-end exchange rate change on translating the balance sheet of the Mexican affiliate. Exchange gains and losses were immaterial in both 1993 and 1992.


PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

Q.  STOCKHOLDERS' EQUITY

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights generally become exercisable if a person publicly announces the intention to acquire 10% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for one hundred and fifty dollars from PACCAR a fractional share of newly designated Series A Junior Participating Preferred Stock. Each such fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2000, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

     Stock Repurchases: Pursuant to an escrow agreement covering certain liabilities in connection with the acquisition of Al's Auto Supply in 1987, the Company received 33,019 shares of its own common stock on May 11, 1993. This was accounted for as a treasury stock transaction in the amount of $1.2.

     Other Capital Stock Changes:

On December 14, 1993, the Board of Directors declared a resolution to retire the 3,391,084 treasury shares of the Company's common stock. In a subsequent resolution, the Board declared a 15% common stock dividend payable on or before February 15, 1994, to stockholders of record on January 10, 1994, with fractional shares to be paid in cash. This resulted in the issuance of 5,067,272 additional shares and 1,123.3 fractional shares paid in cash. For years prior to 1994, share data has been restated for the effect of the 15% dividend.


PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992 (millions of dollars)

R.  GEOGRAPHIC AREA AND INDUSTRY SEGMENT DATA

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


Geographic Area Data                           1994       1993        1992
--------------------------------------------------------------------------
Revenues:
 United States                             $3,543.4   $2,999.3    $2,337.4
 Canada                                       364.4      340.1       236.5
 Other                                        591.4      213.7       182.1
--------------------------------------------------------------------------
                                           $4,499.2   $3,553.1    $2,756.0
==========================================================================

Income before taxes:
 United States                             $  276.8   $  199.8    $   80.9
 Canada                                        21.7       21.7         5.7
 Other                                         66.9       24.0        20.7
 Corporate expenses                           (52.8)     (44.7)      (35.0)
 Investment income                             24.1       17.9        18.0
 Minority interest
   and other                                  (16.6)       1.1         1.3
--------------------------------------------------------------------------
                                           $  320.1   $  219.8    $   91.6
==========================================================================
Identifiable assets:
 United States                             $2,722.1   $2,341.2    $1,900.7
 Canada                                       214.0      197.0       181.3
 Other                                        367.6      229.6       182.8
 Cash and
   Marketable
   Securities                                 531.6      441.9       450.1
 Corporate                                     92.9       81.5        77.2
--------------------------------------------------------------------------
                                           $3,928.2   $3,291.2    $2,792.1
==========================================================================
Export revenues of
 U.S. companies                            $  117.8   $  145.1    $  148.9
==========================================================================



Industry Segment Data                          1994       1993        1992
--------------------------------------------------------------------------
Revenues:
 Truck                                     $4,029.1   $3,130.9    $2,322.7
 Auto Parts                                   172.1      172.9       174.4
 Financial Services                           205.0      162.6       158.4
 Other                                         93.0       86.7       100.5
--------------------------------------------------------------------------
                                           $4,499.2   $3,553.1    $2,756.0
==========================================================================

Income before taxes:
 Truck                                     $  299.4   $  194.0    $   77.9
 Auto Parts                                     4.2        2.2        (4.6)
 Financial Services                            57.5       40.2        26.0
 Other                                          4.3        9.1         8.0
 Corporate expenses                           (52.8)     (44.7)      (35.0)
 Investment income                             24.1       17.9        18.0
 Minority interest
   and other                                  (16.6)       1.1         1.3
--------------------------------------------------------------------------
                                           $  320.1   $  219.8    $   91.6
==========================================================================
Depreciation and amortization:
 Truck                                     $   34.5   $   27.7    $   24.1
 Auto Parts                                     6.6        5.4         4.8
 Financial Services                            15.2       13.8        13.4
 Other                                          4.1        3.7         4.4
 Corporate                                      2.8        6.1         5.6
--------------------------------------------------------------------------
                                           $   63.2   $   56.7    $   52.3
==========================================================================
Capital expenditures:
 Truck                                     $   39.3   $   72.8    $   60.7
 Auto Parts                                     2.4        1.2         7.1
 Financial Services                            25.7       27.0        19.8
 Other                                         11.2        2.7         3.0
 Corporate                                      2.0        5.6         9.6
--------------------------------------------------------------------------
                                           $   80.6   $  109.3    $  100.2
==========================================================================
Identifiable assets:
 Truck                                     $  748.9   $  647.8    $  531.3
 Auto Parts                                    94.5       98.8       105.3
 Financial Services                         2,365.5    1,947.3     1,556.4
 Other                                         94.8       73.9        71.8
 Cash and
   Marketable
   Securities                                 531.6      441.9       450.1

 Corporate                                     92.9       81.5        77.2
--------------------------------------------------------------------------
                                           $3,928.2   $3,291.2    $2,792.1
==========================================================================


PACCAR Inc and Subsidiaries

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                            ERNST & YOUNG LLP

Seattle, Washington
February 3, 1995



COMMON STOCK MARKET PRICES AND DIVIDENDS



Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. Cash dividends declared and stock prices for 1993 have been restated to give effect to the 15% stock dividend declared December 14, 1993. There were 3,377 record holders of the common stock at December 31, 1994.

1994       CASH DIVIDENDS             STOCK PRICE            1993       Cash Dividends             Stock Price
QUARTER          DECLARED            HIGH         LOW        Quarter          Declared            High         Low
------------------------------------------------------------------------------------------------------------------
FIRST               $ .25         $61 3/4     $50            First                $.22         $56 3/4     $49 1/8
SECOND                .25          54 3/4      43 3/4        Second                .22          57 7/8      46 1/2
THIRD                 .25          52 1/4      45 1/4        Third                 .22          56 3/4      51 1/8
FOURTH                .25          46          40            Fourth                .22          61 1/8      52 7/8
YEAR-END EXTRA       2.00                                    Year-End Extra        .86
------------------------------------------------------------------------------------------------------------------

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.


PACCAR Inc and Subsidiaries

QUARTERLY RESULTS (UNAUDITED)

                                                                              Quarter
                                                          First        Second        Third      Fourth
-------------------------------------------------------------------------------------------------------
1994                                                              (millions except per share data)
Net Sales                                                $986.3      $1,070.8     $1,114.5     $1,113.5
Gross Profit                                              130.3         146.4        153.3        155.3
Financial Services Income Before Income Taxes              12.4          14.3         16.0         14.8
Net Income                                                 43.6          50.6         53.2         57.1
Weighted Average Number of Common
 Shares Outstanding                                        38.9          38.9         38.9         38.9
Net Income Per Share                                     $ 1.12      $   1.30     $   1.37     $   1.47
-------------------------------------------------------------------------------------------------------
1993
Net Sales                                                $761.4      $  838.0     $  884.1     $  895.4
Gross Profit                                               93.1         102.7        117.1        124.5
Financial Services Income Before Income Taxes               9.2           9.7         10.1         11.2
Net Income                                                 27.4          32.8         36.5         45.5
Weighted Average Number of Common
 Shares Outstanding                                        38.9          38.9         38.9         38.9
Net Income Per Share                                     $  .70      $    .85     $    .94     $   1.17
-------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
                                                1994         1993         1992         1991        1990
-------------------------------------------------------------------------------------------------------
                                                          (millions except per share data)
Net Sales                                   $4,285.1     $3,378.9    $ 2,576.8    $ 2,159.6    $2,587.4
Financial Services Revenue                     205.0        162.6        158.4        179.2       205.6
Net Income                                     204.5        142.2         65.2         55.2        63.7
Total Assets:
 Manufacturing                               1,562.7      1,343.9      1,235.7      1,214.6     1,234.5
 Financial Services                          2,365.5      1,947.3      1,556.4      1,523.0     1,671.7
Long-Term Debt:
 Manufacturing                                  11.1         11.7         12.5         25.2        30.2
 Financial Services                            999.9        709.1        494.4        483.7       632.3
Stockholders' Equity                         1,174.5      1,107.5      1,038.4      1,032.3     1,019.2
Per Common Share:
 Net Income                                 $   5.26     $   3.66    $    1.68    $    1.42    $   1.59
 Cash Dividends Declared                        3.00         1.74         1.13          .96         .87
-------------------------------------------------------------------------------------------------------

Net income for 1991 includes a cumulative effect adjustment for a change in the method of accounting for income taxes of $15.4 million after-tax ($.40 per share).

PACCAR Inc and Subsidiaries