Form 10-K405, Exhibit 13
period 1995-12-31
PACCAR INC
filed 1996-03-25
CIK 75362

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(TABLES IN MILLIONS)

RESULTS OF OPERATIONS:

                          1995     1994      1993
---------------------------------------------------
Income Before Taxes:*
 Manufacturing          $303.4    $255.1    $160.6
 Financial Services       53.3      57.5      40.2
Investment income         27.7      24.1      17.9
Minority interest and
 other                    15.2     (16.6)      1.1

Income taxes            (146.8)   (115.6)    (77.6)
----------------------------------------------------
Net Income              $252.8    $204.5    $142.2
----------------------------------------------------
----------------------------------------------------

* VILPAC, S.A. IS REPORTED ON A CONSOLIDATED BASIS BEGINNING IN 1994.

OVERVIEW:
Net income in 1995 increased to $252.8 million, or $6.50 per share, compared to $204.5 million, or $5.26 per share, in 1994. Strong demand for Class 8 trucks, particularly in the United States and Canada, helped drive sales, net income and truck unit production to record levels. PACCAR set these records despite the ongoing difficulties in the Mexican economy.
     Manufacturing income before taxes rose to $303.4 million in 1995, compared to $255.1 million in 1994. The improvement resulted from increased margins and lower net selling, general and administrative (SG&A) expense. In 1995, SG&A expense decreased due to lower spending by VILPAC, S.A., the Company's Mexican subsidiary, partially offset by higher product development costs incurred by the Truck segment. Results in 1994 also were impacted by costs to consolidate the Company's oilfield equipment manufacturing operations to locations in Texas.
     Financial Services pretax income decreased to $53.3 million in 1995 from $57.5 million in 1994. While nearly all locations reported improved profitability, the Mexican operation's loan loss provisions more than offset the gains.
     Minority interest and other in 1995 includes a gain from the favorable resolution of litigation involving environmental cost reimbursements and the minority interest share of losses from VILPAC. The 1994 amount represents primarily the minority interest share of VILPAC earnings before taxes.
     After acquiring controlling interest of VILPAC in 1994, PACCAR purchased the remaining interest in 1995. Accordingly, beginning in 1994, the operations and financial position of VILPAC have been included in the Company's consolidated financial statements.
     PACCAR's consolidated results are most heavily influenced by the Truck segment. New orders for Class 8 trucks began to slow in 1995 across the entire industry. The lower order rate, which has continued into 1996, suggests the market has returned to more moderate demand levels.

TRUCKS
The Truck segment includes all of the Company's domestic and international truck manufacturing and related aftermarket parts distribution operations.

                              1995        1994        1993
------------------------------------------------------------
Truck revenues              $4,291.6    $4,029.1    $3,130.9
------------------------------------------------------------
Pretax Income                 $321.1      $299.4      $194.0
------------------------------------------------------------

1995 COMPARED TO 1994:
PACCAR's worldwide truck revenues increased 6.5% over 1994 levels to $4.3 billion and income before taxes from truck operations improved 7.2% to $321 million. PACCAR sold more than 54,000 trucks worldwide in 1995, breaking the previous sales record. Truck segment revenues accounted for approximately 89% of consolidated totals in both 1995 and 1994.
     Higher sales volumes provided most of the $21.7 million improvement in segment pretax income despite the severe sales decline in Mexico.
     Class 8 truck registrations in the United States increased 9% in 1995 to 207,000 units. In spite of capacity constraints at PACCAR's factories in the United States, the Company attained a market share of 21%, a slight decline from the 22% market share achieved in 1994.
     Revenues and profits from export sales in 1995 through PACCAR International Division were substantially improved over 1994. The Company continued to seek ways to expand its geographic coverage of the world truck markets and to increase market share in markets where its presence is already established.


                                                     PACCAR INC AND SUBSIDIARIES
                                       21

     In August 1995, employees at the Company's plant in Canada went on strike. Since the commencement of the strike, PACCAR has met demand for Class 8 trucks in Canada with output from its factories in the United States, and expects to be able to continue this arrangement for as long as required. The Company reduced the plant work force and believes a protracted labor dispute will not have a materially adverse impact on future consolidated results.
     The percentage of 1995 consolidated revenues from PACCAR operations outside the United States and Canada declined to 7.5% from 14% in 1994. Mexican operations accounted for the majority of the decrease. Continuing economic difficulties in Mexico indicate recovery may occur slowly in that market. Combined sales and earnings of the Company's truck operations in Australia and the United Kingdom decreased slightly from 1994.
     PACCAR's Truck Parts Division also benefited from the strong overall truck market in the United States and Canada, experiencing higher sales and profits in 1995. The division added 25 dealer locations in 1995. In addition, the division increased market coverage by expanding its selection of maintenance and replacement products common to all makes of medium and heavy duty trucks. Sales of truck parts provide a solid base of profitability for the truck segment.
     In response to the industry-wide slowing in new truck orders, PACCAR announced build rate and work force reductions at its plants in the Pacific Northwest and Chillicothe, Ohio. Additional build rate reductions may be required as demand for new Class 8 trucks in the United States and Canada returns to more moderate levels from record levels reached in 1995.

1994 COMPARED TO 1993:
Income before taxes and minority interest from PACCAR's worldwide truck operations was $299.4 million in 1994 on sales of $4.0 billion. In 1993, truck operations earned $194.0 million on sales of $3.1 billion. The consolidation of VILPAC in 1994 accounted for approximately 30% of the increase in sales. PACCAR sold nearly 53,000 trucks worldwide in 1994, compared to 44,000 in 1993. The Truck segment provided 89% of PACCAR's consolidated revenues in 1994, compared to 88% in 1993.
     In the United States, a larger overall market and similar market share established the basis for improved results. Reduction in unit costs from higher plant capacity utilization combined with modest price increases resulted in improved gross profit margins.
     In Canada, a stronger truck market led to higher unit sales and increased revenues, which were somewhat offset by lower margins due to the decline in the Canadian dollar.
     PACCAR's truck operations outside the United States and Canada provided 14% of total truck revenues in 1994 compared to 12% in 1993. International truck operations achieved improved results primarily due to increased market demand for trucks and related parts in Australia, Mexico and the United Kingdom. While each of the foreign truck operations was profitable in 1994, the largest share was in Mexico.
     Revenues and profits from export sales through PACCAR International Division were lower in 1994 than in 1993 due to reduced demand for vehicles in certain foreign markets.
     PACCAR's truck parts revenues and profits increased in 1994, primarily because of a better overall truck market and expanded market coverage.

AUTO PARTS
The Auto Parts segment consists of the Company's retail auto parts operations, located on the West Coast.

                               1995        1994        1993
------------------------------------------------------------
Auto Parts revenues           $175.3      $172.1      $172.9
------------------------------------------------------------
Pretax Income                   $5.5        $4.2        $2.2
------------------------------------------------------------
------------------------------------------------------------

     Auto Parts segment revenues grew modestly in 1995, after remaining flat in 1994. In both years, the segment experienced improvements from the addition of new stores and modest gains in same store sales. In 1994 however, closure of unprofitable stores offset the increases. The steady growth in profitability has come from better customer service and expense controls.

OTHER PRODUCTS
PACCAR's other product lines include winches and oilfield equipment. Combined revenues increased 33% in 1995 and 7% in 1994 primarily due to strong demand in the winch sector and Trico's addition of a product line purchased from National-Oilwell in the fourth quarter of 1994. Combined profits from operations increased in both 1995 and 1994. However, segment pretax income for 1994 declined compared to 1993 due to the accrual for expenses to consolidate Trico's operations to locations in Texas.

FINANCIAL SERVICES
The Financial Services segment, including PACCAR Financial Corp., PACCAR Leasing and the Company's finance subsidiaries in Australia, Canada, Mexico and the United Kingdom, derives earnings primarily from financing the sale of PACCAR products.

                         1995      1994     1993
------------------------------------------------------------
Financial Services
 revenues               $257.5    $210.9    $166.6
------------------------------------------------------------
Pretax Income            $53.3     $57.5     $40.2
------------------------------------------------------------
------------------------------------------------------------

1995 COMPARED TO 1994:
The Company's Financial Services operations earned $53.3 million before tax in 1995, down $4.2 million or 7% compared to 1994. Although consolidated loan and lease portfolios experienced growth in 1995, pretax income declined, primarily due to higher loan loss provisions in the Mexican finance company.
     In 1995, nearly all of PACCAR's finance and leasing operations experienced record new business volume concurrent with PACCAR's strong heavy duty truck sales. The overall credit quality of the loan and lease receivable portfolio continued to be strong in 1995 due to favorable economic conditions and a continued focus on credit controls. Finance margin rates were lower in 1995 in response to competitive pressures. The reserve for losses increased in 1995, reflecting growth in the portfolio and adverse economic conditions in Mexico.

1994 COMPARED TO 1993:
The Company's Financial Services segment earned $57.5 million before taxes in 1994, up 43% from 1993 results. The increase in pretax earnings reflected portfolio growth and lower provisions for loan losses.

INVESTMENTS
Investment income increased in 1995 due primarily to higher invested balances and slightly higher interest rates. The increase in 1994 over 1993 was primarily a result of consolidating VILPAC operations.

LIQUIDITY AND CAPITAL RESOURCES:

                         1995       1994      1993
------------------------------------------------------------
Cash and equivalents    $184.0    $311.3    $223.2
Marketable securities    437.3     241.7     235.7
------------------------------------------------------------
                        $621.3    $553.0    $458.9
------------------------------------------------------------
------------------------------------------------------------

The Company's total cash and marketable securities amounted to $621 million at December 31, 1995, up $68 million from December 31, 1994. In 1995, the Company generated cash from operations of $298 million, down $51 million from 1994 due to reduced operations at the Mexican and Canadian truck plants and a reduction in consolidated payables. The Company's liquidity and earnings from investment of excess cash continue to provide financial stability and strength.

TRUCKS, AUTO PARTS AND OTHER
Cash for working capital, capital expenditures and research and development has been provided by operations. Management expects this to continue.
     Capital expenditures for 1995 totaled $82 million. PACCAR's truck operations made significant investments in the expansion and modernization of its facilities, state-of-the-art hardware and software to continually improve the design and quality of its products and tooling to meet the demands of an aggressive product development plan. Over the last five years (1991 through 1995), the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $335 million. During the next several years, average spending for capital projects at PACCAR is expected to be at similar levels.


                                                     PACCAR INC AND SUBSIDIARIES
                                       23

     Cash generated in foreign operations is generally reinvested in those operations. During the last two years, some excess cash has been withdrawn in the form of dividends from the Company's operations in Mexico, Canada and Australia.

FINANCIAL SERVICES
The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. Transactions with PACCAR, such as capital contributions and intercompany loans, are an additional source of funds.
     In 1993, PACCAR Financial Corp. (PFC) filed a shelf registration under which up to $1 billion of medium-term notes could be issued as needed. At the end of 1995, $55 million of this registration was still available for issuance. PFC plans to file another shelf registration during 1996. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to the corresponding assets. As a part of this policy, the companies use over-the-counter interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the amount of contracts outstanding.
     PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various federal, state and local requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.
     Expenditures were approximately $7 million in 1995, $8 million in 1994 and $9 million in 1993 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows would be materially greater than recent experience.
     The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA and other state level agencies both in cleanup studies and the determination of remedial action, as well as actual remediation procedures.
     The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $28 million and $45 million. At December 31, 1995, the reserve established to provide for estimated future environmental cleanup costs was $42 million.
     The Company has been successful in recovering a portion of its environmental remediation costs from insurers, but does not believe future recoveries from insurance carriers will be significant.
     While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position.

CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31

                                                        1995      1994      1993
--------------------------------------------------------------------------------
MANUFACTURING:                                  (millions except per share data)
REVENUES
Net sales                                           $4,572.5  $4,285.1  $3,378.9
Other                                                   18.2       9.1      11.6
--------------------------------------------------------------------------------
                                                     4,590.7   4,294.2   3,390.5
COSTS AND EXPENSES
Cost of sales                                        3,950.7   3,693.0   2,942.3
Selling, general and administrative                    334.6     343.5     285.7
Interest                                                 2.0       2.6       1.9
--------------------------------------------------------------------------------
                                                     4,287.3   4,039.1   3,229.9
--------------------------------------------------------------------------------
MANUFACTURING INCOME BEFORE INCOME TAXES               303.4     255.1     160.6

FINANCIAL SERVICES:

REVENUES                                               257.5     210.9     166.6

COSTS AND EXPENSES
Interest and other                                     143.5     106.8      81.3
Selling, general and administrative                     46.4      42.6      35.9
Provision for losses on receivables                     14.3       4.0       9.2
--------------------------------------------------------------------------------
                                                       204.2     153.4     126.4
--------------------------------------------------------------------------------
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES           53.3      57.5      40.2

OTHER:

Investment income                                       27.7      24.1      17.9
Minority interest and other                             15.2     (16.6)      1.1
--------------------------------------------------------------------------------
TOTAL INCOME BEFORE INCOME TAXES                       399.6     320.1     219.8
Income taxes                                           146.8     115.6      77.6
--------------------------------------------------------------------------------
NET INCOME                                            $252.8    $204.5    $142.2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income per average common share outstanding        $6.50     $5.26    $3.66
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Weighted average number of common shares outstanding   38.9      38.9      38.9
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                     PACCAR INC AND SUBSIDIARIES
                                       25

CONSOLIDATED BALANCE SHEETS
DECEMBER 31


ASSETS                                                         1995        1994
-------------------------------------------------------------------------------
MANUFACTURING:                                             (millions of dollars)
CURRENT ASSETS
Cash and equivalents                                         $172.0      $289.9
Trade receivables, net of allowance for losses
 (1995 - $5.8 and 1994 - $4.3)                                227.7       232.9
Marketable securities                                         437.3       241.7
Inventories                                                   239.5       274.5
Deferred taxes and other current assets                        60.1        65.1
-------------------------------------------------------------------------------
TOTAL MANUFACTURING CURRENT ASSETS                          1,136.6     1,104.1

Deferred taxes, goodwill and other                             87.3        88.7
Property, plant and equipment, net                            422.3       369.9
-------------------------------------------------------------------------------
TOTAL MANUFACTURING ASSETS                                  1,646.2     1,562.7
-------------------------------------------------------------------------------



FINANCIAL SERVICES:
Cash and equivalents                                           12.0        21.4
Finance and other receivables,
 net of allowance for losses
  (1995 - $56.8 and 1994 - $41.1)                           2,887.7     2,469.6
 Less unearned interest                                      (224.4)     (194.7)
-------------------------------------------------------------------------------
                                                            2,663.3     2,274.9
Equipment on operating leases, net                             49.8        53.8
Other assets                                                   19.2        15.4
-------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES ASSETS                             2,744.3     2,365.5


-------------------------------------------------------------------------------
                                                           $4,390.5    $3,928.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                           1995        1994
-------------------------------------------------------------------------------
MANUFACTURING:                                             (MILLIONS OF DOLLARS)
CURRENT LIABILITIES
Accounts payable and accrued expenses                        $559.1      $609.4
Income taxes                                                   11.6        22.5
Dividend payable                                              116.6        77.7
Other                                                            .5         1.8
-------------------------------------------------------------------------------
TOTAL MANUFACTURING CURRENT LIABILITIES                       687.8       711.4
Long-term debt                                                 10.7        11.1
Other                                                         118.1        96.6
-------------------------------------------------------------------------------
TOTAL MANUFACTURING LIABILITIES                               816.6       819.1
-------------------------------------------------------------------------------

FINANCIAL SERVICES:
Accounts payable and accrued expenses                          70.1        70.6
Commercial paper and bank loans                               952.4       687.7
Long-term debt                                              1,149.6       999.9
Deferred income taxes and other                               150.6       143.5
-------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES LIABILITIES                        2,322.7     1,901.7
-------------------------------------------------------------------------------

MINORITY INTEREST                                                          32.9

STOCKHOLDERS' EQUITY
Preferred stock, no par value - authorized 1.0 million
 shares, none issued
Common stock, $12 par value - authorized 100.0 million
 shares, issued 38.9 million shares                           466.3       466.3
Additional paid-in capital                                    218.7       218.2
Retained earnings                                             653.8       556.5
Currency translation and net unrealized investment
 adjustments                                                  (87.6)      (66.5)
-------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                  1,251.2     1,174.5
-------------------------------------------------------------------------------
                                                           $4,390.5    $3,928.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                     PACCAR INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DECEMBER 31

                                                 1995         1994         1993
-------------------------------------------------------------------------------
COMMON STOCK, $12 PAR VALUE:                     (MILLIONS EXCEPT SHARE DATA)

Balance at beginning of year                   $466.3       $466.3       $446.2
Stock options exercised                           *            *
Retirement of treasury stock                                              (40.7)
Stock dividend declared                                                    60.8
-------------------------------------------------------------------------------
Balance at end of year                         $466.3       $466.3       $466.3
-------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year                   $218.2       $217.9         $2.5
Other, including options exercised and
 tax benefit                                       .5           .3
Retirement of treasury stock                                               (2.5)
Stock dividend declared                                                   217.9
-------------------------------------------------------------------------------
Balance at end of year                         $218.7       $218.2       $217.9
-------------------------------------------------------------------------------

RETAINED EARNINGS:

Balance at beginning of year                   $556.5       $468.6       $741.2
Net income                                      252.8        204.5        142.2
Cash dividends declared                        (155.5)      (116.6)       (67.7)
Retirement of treasury stock                                              (68.4)
Stock dividend declared                                                  (278.7)
-------------------------------------------------------------------------------
Balance at end of year                         $653.8       $556.5       $468.6
-------------------------------------------------------------------------------

NET UNREALIZED INVESTMENT ADJUSTMENTS:

Balance at beginning of year                    $(1.5)
Adjustments                                       3.7         (1.5)
-------------------------------------------------------------------------------
Balance at end of year                           $2.2        $(1.5)
-------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS:

Balance at beginning of year                   $(65.0)      $(45.3)      $(41.1)
Adjustments                                     (24.8)       (19.7)        (4.2)
-------------------------------------------------------------------------------
Balance at end of year                         $(89.8)      $(65.0)      $(45.3)
-------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                   $1,251.2     $1,174.5     $1,107.5
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

SHARES OF CAPITAL STOCK
COMMON STOCK ISSUED, $12 PAR VALUE:

Balance at beginning of year               38,859,281   38,856,574   37,180,386
Stock options exercised                         3,078        2,707
Retirement of treasury stock                                         (3,391,084)
Stock dividend declared                                               5,067,272
--------------------------------------------------------------------------------
Balance at end of year                     38,862,359   38,859,281   38,856,574
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* LESS THAN .1
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

                                                                      1995         1994         1993
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:                                                   (MILLIONS OF DOLLARS)

NET INCOME                                                          $252.8       $204.5       $142.2
ITEMS INCLUDED IN NET INCOME NOT AFFECTING CASH:
 Depreciation and amortization                                        72.4         63.2         56.7
 Provision for losses on financial services receivables               14.3          4.0          9.2
 Minority interest                                                    (1.8)        13.0
 Equity in net income of unconsolidated companies                                               (8.1)
 Deferred income tax benefit                                          (4.6)       (16.7)        (9.4)
 Other                                                                 5.9         17.1          9.4
CHANGE IN OPERATING ASSETS AND LIABILITIES:
 (Increase) decrease in assets other than cash and equivalents:
  Receivables                                                           .5        (50.9)       (21.4)
  Inventories                                                         26.0        (68.2)       (44.7)
  Deferred taxes and other                                            (6.0)        (7.6)        (4.6)
 Increase (decrease) in liabilities:
  Accounts payable and accrued expenses                              (48.3)       190.1         52.7
  Income taxes                                                       (12.9)         1.2         19.9
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            298.3        349.7        201.9

INVESTING ACTIVITIES:

Finance receivables originated                                    (1,319.8)    (1,271.1)    (1,059.0)
Collections on finance receivables                                 1,001.6        851.9        701.7
Net (increase) decrease in wholesale receivables                    (108.1)        21.7        (54.5)
Marketable securities purchased                                   (2,357.1)    (1,533.2)      (197.2)
Marketable securities sales and maturities                         2,167.0      1,523.7        175.8
Acquisition of controlling interest in affiliate,
 net of cash consolidated in 1994                                    (45.0)        44.3
Acquisition of property, plant and equipment                         (81.5)       (55.0)       (82.4)
Acquisition of equipment for operating leases                        (12.2)       (25.6)       (26.9)
Proceeds from asset disposals                                         36.4         27.9         31.5
Other                                                                 (1.4)       (16.1)       (15.5)
----------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                               (720.1)      (431.5)      (526.5)

FINANCING ACTIVITIES:

Cash dividends                                                      (116.6)       (74.5)       (44.0)
Net (decrease) increase in commercial paper and bank loans           269.8        (20.2)       118.2
Proceeds of long-term debt                                           535.2        543.8        390.7
Payments of long-term debt                                          (383.5)      (260.0)      (167.6)
Purchase of treasury shares                                                                     (1.2)
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                            304.9        189.1        296.1
Effect of exchange rate changes on cash                              (10.4)       (19.2)         1.3
----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                     (127.3)        88.1        (27.2)
Cash and equivalents at beginning of year                            311.3        223.2        250.4
----------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                 $184.0       $311.3       $223.2
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                     PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

A. SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION: PACCAR Inc is a multinational company with primary operations throughout the United States and Canada. The Company's Truck and Financial Services segments also have operations in Australia, Mexico and the United Kingdom. The Auto Parts segment operates through retail sites located in the western United States. The Truck segment represents a substantial portion of consolidated revenues. Significant portions of Company assets are employed in financial services activities.
     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.
     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     CASH EQUIVALENTS: Cash equivalents consist of all short-term liquid investments with a maturity at date of purchase of three months or less.
     MARKETABLE SECURITIES: The Company's investments in cash equivalents and marketable securities consist of debt securities categorized as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.
     The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion and realized gains and losses are included as a component of other manufacturing revenues in the accompanying consolidated income statements. Interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

     INVENTORIES: Inventories are stated at the lower of cost or market. Cost of all inventories in the United Kingdom and the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) method.
     GOODWILL: Goodwill is amortized on a straight-line basis for periods ranging from 25 to 27 years. At December 31, 1995 and 1994, goodwill amounted to $24.4 and $25.8, net of accumulated amortization of $10.7 and $9.3, respectively. Amortization of goodwill totaled $1.4 in 1995 and $1.3 each in 1994 and 1993.
     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:
                    Machinery and equipment   5 - 12 years
                    Buildings                30 - 40 years
     ENVIRONMENTAL: Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated.
     INTEREST INCOME AND EXPENSE: Generally, interest income from finance receivables is recognized using the interest (actuarial) method.
     CREDIT LOSSES: The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).
     INTEREST-RATE CONTRACTS: As part of its interest-rate risk management activities, PACCAR enters into interest-rate contracts which generally involve the exchange of fixed- and floating-rate interest payment obligations without the exchange of the underlying principal amounts. These contracts are used to reduce the effect of interest-rate fluctuations and to effectively change the interest rate characteristics of debt to better match the Company's receivables. It is the Company's intent to hold the contracts to maturity. Net amounts paid or received are reflected as adjustments to interest expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)



     FOREIGN CURRENCY EXCHANGE CONTRACTS: PACCAR enters into foreign currency exchange contracts to hedge certain U.S. dollar-denominated firm commitments on a continuing basis for periods consistent with its committed exposures. Gains and losses on the contracts are deferred and included in measurement of the related foreign currency transaction when it is completed. As a matter of policy, the Company does not engage in currency speculation. At December 31, 1995 and 1994, PACCAR had contracts outstanding to purchase $80.7 and $92.0 U.S. dollars, respectively. Substantially all of these contracts related to Canadian dollars.
     RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Amounts charged against income were $37 in 1995, $35 in 1994 and $22 in 1993.
     NEW ACCOUNTING STANDARD: In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. PACCAR will adopt SFAS 121 in the first quarter of 1996. Management believes the effect of adoption will not materially impact the Company's near-term financial position or results of operations.
     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the 1995 presentation.

B. INVESTMENTS IN DEBT SECURITIES

Investments in debt securities at December 31, 1995, include the following:


                                   Amortized       Fair
                                     Cost          Value
---------------------------------------------------------
U.S. government securities          $174.6         $176.0
Tax-exempt securities                298.7          301.0
Other debt securities                129.0          129.0
---------------------------------------------------------
                                    $602.3         $606.0
---------------------------------------------------------
---------------------------------------------------------


     Investments in debt securities at
December 31, 1994, include the following:


                                    Amortized       Fair
                                      Cost          Value
---------------------------------------------------------
U.S. government securities          $ 14.4         $ 14.2
Tax-exempt securities                367.3          364.9
Other debt securities                156.1          156.1
---------------------------------------------------------
                                    $537.8         $535.2
---------------------------------------------------------
---------------------------------------------------------

Investments in debt securities are included in cash and equivalents and marketable securities as follows:

---------------------------------------------------------
                                     1995           1994
MANUFACTURING:
Cash and equivalents                $163.2         $283.1
Marketable securities                437.3          241.7
FINANCIAL SERVICES:
Cash and equivalents                   5.5           10.4
---------------------------------------------------------
                                    $606.0         $535.2
---------------------------------------------------------
---------------------------------------------------------

     The contractual maturities of debt securities available-for-sale at December 31, 1995, are as follows:


                                   Amortized        Fair
                                     Cost           Value
---------------------------------------------------------
Due in one year or less             $200.6         $200.8
Due after one year
  through two years                  115.1          115.9
Due two years through
  four years                         286.6          289.3
---------------------------------------------------------
                                    $602.3         $606.0
---------------------------------------------------------
---------------------------------------------------------

     Gross unrealized holding gains (losses) at December 31, 1995 and 1994, were $3.7 and $(2.6), respectively. Gross realized gains and losses from the sale of investments in debt securities for the years ended December 31, 1995 and 1994, were $.8 and $(.1) in 1995, and $.3 and $(.5), in 1994.

C. Inventories


                                     1995           1994
---------------------------------------------------------
Inventories at FIFO cost:
  Finished products                $ 201.6        $ 188.6
  Work in process and raw
   materials                         170.5          210.2
---------------------------------------------------------
                                     372.1          398.8
Less excess of FIFO cost
  over LIFO                         (132.6)        (124.3)
---------------------------------------------------------
                                    $239.5         $274.5
---------------------------------------------------------
---------------------------------------------------------

Inventories valued using the LIFO method comprised 83% and 82% of consolidated inventories at FIFO cost at December 31, 1995 and 1994, respectively.


                                                     PACCAR INC AND SUBSIDIARIES
                                       31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:


                                      1995           1994
---------------------------------------------------------
Land                                $ 33.6         $ 24.8
Buildings                            323.0          303.3
Machinery and equipment              435.7          388.6
---------------------------------------------------------
                                     792.3          716.7

Less allowance for
  depreciation                      (370.0)        (346.8)
---------------------------------------------------------
                                   $ 422.3        $ 369.9
---------------------------------------------------------
---------------------------------------------------------

E. FINANCE AND OTHER RECEIVABLES

The Company's finance and other receivables are as follows:


                                     1995           1994
---------------------------------------------------------
Retail notes and contracts        $1,912.2       $1,644.8
Wholesale financing                  240.3          125.9
Direct financing leases              774.2          720.6
Interest and other
  receivables                         17.8           19.4
---------------------------------------------------------
                                   2,944.5        2,510.7
Less allowance for losses            (56.8)         (41.1)
---------------------------------------------------------
                                   2,887.7        2,469.6
Unearned interest:
Retail notes and contracts          (121.1)        (103.0)
Direct financing leases             (103.3)         (91.7)
---------------------------------------------------------
                                    (224.4)        (194.7)
---------------------------------------------------------
                                  $2,663.3       $2,274.9
---------------------------------------------------------
---------------------------------------------------------


     Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.
     Annual payments due on retail notes and contracts for the five years beginning January 1, 1996, are $774.4, $543.0, $367.9, $176.0 and $50.9.
     Estimated residual values included with direct financing leases amounted to $52.3 in 1995 and $59.8 in 1994. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1996, are $217.3, $185.1, $149.8, $102.1 and $47.8 and $19.8 thereafter.
     The allowance for losses on finance and other receivables is summarized as follows:



                                      1995           1994           1993
-------------------------------------------------------------------------
Balance at beginning
  of year                            $41.1          $32.9          $30.9
Provision for losses                  14.3            4.0            9.2
Net (losses) recoveries                1.4            4.2           (7.2)
-------------------------------------------------------------------------
Balance at end of year               $56.8          $41.1          $32.9
-------------------------------------------------------------------------
-------------------------------------------------------------------------


     At December 31, 1995, $31.8 of finance and other receivables were considered impaired. Included in the allowance for losses is a specific reserve of $11.3 for estimated losses on these impaired loans. For the year ended December 31, 1995, the average recorded balance of impaired loans was $19.5. The Company recognized interest income on those loans of $1.1, all of which was recognized using the cash basis method of income recognition.
     The Company's customers are principally concentrated in the transportation industry. Generally, financial services receivables are collateralized by financed equipment.

F. EQUIPMENT ON OPERATING LEASES

Equipment on operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.


                                      1995          1994
---------------------------------------------------------
Trucks and other                    $ 74.5         $ 72.5
Less allowance for
  depreciation                       (24.7)         (18.7)
---------------------------------------------------------
                                    $ 49.8         $ 53.8
---------------------------------------------------------
---------------------------------------------------------

     Original terms of operating leases generally range up to 45 months. Annual minimum lease payments due on operating leases for each year beginning January 1, 1996, are $12.1, $7.3, $3.0 and $.6.

G. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:


                                     1995           1994
---------------------------------------------------------
MANUFACTURING:
Accounts payable                    $293.3         $358.3
Salaries and wages                    82.3           78.0
Warranty and self-insurance
  reserves                           100.5           84.8
Other                                 83.0           88.3
---------------------------------------------------------
                                    $559.1         $609.4
---------------------------------------------------------
---------------------------------------------------------


FINANCIAL SERVICES:
Accounts payable                     $47.0          $53.3
Other                                 23.1           17.3
---------------------------------------------------------
                                     $70.1          $70.6
---------------------------------------------------------
---------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)


H. BORROWINGS


                                    Effective
FINANCIAL SERVICES:                   Rate(s)       1995           1994
-------------------------------------------------------------------------
Commercial paper                       6.1%        $847.6         $622.7
Other short-term
  borrowings                           7.0%         104.8           65.0
Medium-term debt:
  - Fixed rate                         6.8%       1,026.7          771.2
  - Floating rate                      5.8%         122.9          228.7
-------------------------------------------------------------------------
                                                 $2,102.0       $1,687.6
-------------------------------------------------------------------------
-------------------------------------------------------------------------

     The effective rate is the weighted average rate as of December 31, 1995 and includes the effects of interest-rate agreements.
     Annual maturities of medium-term debt for the five years beginning January 1, 1996, are $464.1, $323.0, $252.3, $103.0 and $7.2, respectively.
     At December 31, 1995, there were no restrictions on distributions of unremitted earnings by the financial services companies to the parent under terms of the most restrictive loan-agreement provisions.
     Interest paid on borrowings was $116.0 in 1995, $76.9 in 1994 and $63.9 in 1993.
     The Company has line of credit arrangements of $592.7 which are reviewed annually for renewal. The unused portion of these credit lines was $525.0 at December 31, 1995, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. The weighted average interest rate on short-term borrowings was 6.07%, 6.28% and 3.71% at December 31, 1995, 1994 and 1993, respectively.
     The Company enters into various interest-rate contracts, including interest-rate swap, cap and forward-rate agreements. At December 31, 1995, the Company had 103 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $868.6, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

     For interest rate swaps only, the following table presents the notional amounts, weighted average interest rates, and contractual maturities by type of interest rate swap at December 31, 1995.



                        Floating to   Floating to      Fixed to
Year                       Fixed        Floating       Floating        Total
-----------------------------------------------------------------------------
1996                      $359.2         $120.0          $96.0         $575.2
1997                       163.7                            .9          164.6
1998                        37.4                            .9           38.3
1999                        14.6                                         14.6
2000                         1.1                                          1.1
-----------------------------------------------------------------------------
                          $576.0         $120.0          $97.8         $793.8
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Weighted average pay rate:
                             6.2%           5.8%           5.8%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Weighted average receive rate:
                             5.9%           4.6%           6.6%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


     The weighted average pay rate substantially represents the Company's net cost of funds rate after the effect of interest rate swaps, as the weighted average receive rate offsets pay rates on associated debt obligations.
     Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates.
     Floating to floating rate swaps effectively convert the floating rate medium-term debt to a commercial paper index. The low receive rate offsets a low pay rate on associated variable rate medium-term debt.
     Fixed to floating rate swaps effectively convert fixed rate debt to a money market index.

                                                     PACCAR Inc and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

I. RETIREMENT PLANS

The Company has several defined benefit pension plans, including union-negotiated and multi-employer plans, which cover a majority of its employees. Benefits under the plans are generally based on an employee's highest compensation levels and total years of service. The Company's policy is to fund its plans based on legal requirements, tax considerations, local practices and investment opportunities.
    Pension expense for all plans was $16.8 in 1995, $14.9 in 1994 and $10.0 in 1993.
    The following data relates to all plans of the Company except for certain multi-employer union-negotiated and supplemental retirement plans.
     WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ACTUARIAL PRESENT
VALUE OF PLAN BENEFIT OBLIGATIONS:


                             1995           1994           1993
----------------------------------------------------------------
Discount rate                7.50%          8.00%          8.00%
Rate of increase
  in future
  compensation levels        4.75%          5.75%          5.75%
Assumed long-term
  rate of return on
  plan assets                8.00%          8.00%          8.00%
----------------------------------------------------------------
----------------------------------------------------------------

COMPONENTS OF PENSION EXPENSE:


                            1995          1994           1993
----------------------------------------------------------------
Interest cost              $19.7          $18.2          $15.4
Service cost                12.4           11.6            9.6
Return on assets           (48.9)          (2.6)         (28.1)
Net amortization
  and deferrals             27.2          (17.7)           8.4
----------------------------------------------------------------
Net pension expense        $10.4           $9.5           $5.3
----------------------------------------------------------------
----------------------------------------------------------------



FUNDED STATUS AT DECEMBER 31:

                                          1995           1994
----------------------------------------------------------------
Vested benefit
  obligation                             $225.6         $195.2
Accumulated benefit
  obligation                              228.1          197.4
----------------------------------------------------------------
----------------------------------------------------------------
Plan assets at fair value                $304.1         $246.5
Projected benefit obligation              275.2          240.0
----------------------------------------------------------------
Excess of plan assets                      28.9            6.5
Unrecognized net asset                     (6.5)         (11.7)
Unrecognized net
  experience gain                         (29.3)          (9.1)
Unrecognized prior
  service cost                             12.6           14.2
----------------------------------------------------------------
Prepaid (accrued) pension cost             $5.7           $(.1)
----------------------------------------------------------------
----------------------------------------------------------------

     The Company has unfunded supplemental retirement plans for employees whose benefits under qualified salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $1.8 in 1995, $1.6 in 1994 and $1.2 in 1993. At December 31, 1995, the projected benefit obligation for these plans was $12.5. The accumulated benefit obligation of $10.7 has been recognized as a liability in the balance sheet and is equal to the amount of vested benefits.
     The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees which reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit. The net unrecorded accumulated postretirement benefit obligation (APBO) at adoption was $10.1, which is being recognized over 20 years.
     The following data relates to unfunded postretirement medical and life insurance plans.

COMPONENTS OF RETIREE EXPENSE:


                            1995           1994           1993
----------------------------------------------------------------
Interest cost               $1.7           $1.6           $1.2
Service cost                 1.0             .9             .8
Amortization of
  transition obligation       .6             .6             .5
----------------------------------------------------------------
Net retiree expense         $3.3           $3.1           $2.5
----------------------------------------------------------------
----------------------------------------------------------------

UNFUNDED STATUS AT DECEMBER 31:


                                           1995           1994
----------------------------------------------------------------
Accumulated benefits:
Actives not eligible to retire            $16.4          $13.3
  Actives eligible to retire                4.6            4.0
  Retirees                                  4.1            4.1
----------------------------------------------------------------
                                           25.1           21.4
Unrecognized net loss                      (5.0)          (3.5)
Unrecognized transition
  obligation                               (7.5)          (7.9)
----------------------------------------------------------------
Accrued postretirement benefits           $12.6          $10.0
----------------------------------------------------------------
----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)


     Discount rates of 7.5% in 1995 and 8% in 1994 and a long-term medical inflation rate of 7% in all years were used in calculating the APBO. A 1% increase in the medical inflation-rate assumption would increase the APBO as of December 31, 1995, by approximately $3.0 and the 1995 expense provision by approximately $.4.
     The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages.
Provisions for these plans were $11.5 in 1995, $10.9 in 1994, and $9.6 in 1993.

J. LEASES

The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2018.
     Annual minimum rental payments due under operating leases for the five years beginning January 1, 1996, are $10.1, $8.3, $6.9, $5.6 and $3.8 and $9.6
thereafter.
     Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $8.9 receivable under noncancelable subleases.
     The Company has operating leases which, in addition to aggregate minimum annual rentals, provide for additional rental payments based on sales and certain expenses.
     Total rental expenses under all leases for the three years ended December 31, 1995 were $15.1, $13.5 and $13.1, net of sublease rentals of $1.7, $1.5 and
$1.1, respectively.


K. COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency or by a state-level environmental agency. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.
     At December 31, 1995, the reserve established to provide for estimated future environmental cleanup costs was $42. While neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, management does not expect that those matters will have a material adverse effect on the Company's consolidated financial position.
     PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.
     At December 31, 1995, PACCAR had standby letters of credit outstanding totaling $29.8, which guarantee various insurance and financing activities.



                                                     PACCAR Inc and Subsidiaries
                                       35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

L. INCOME TAXES



                                          1995           1994           1993
----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES:
  Domestic                               $364.6         $250.3         $178.9
  Foreign                                  35.0           69.8           40.9
-----------------------------------------------------------------------------
                                         $399.6         $320.1         $219.8
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------



PROVISION FOR INCOME TAXES:
  Current provision:
    Federal               $121.5          $92.6          $66.5
    Foreign                 11.9           26.3           12.7
    State                   18.0           13.4            7.8
----------------------------------------------------------------
                           151.4          132.3           87.0
Deferred provision
   (benefit):
   Federal and state        (6.4)         (13.6)          (9.2)
   Foreign                   1.8           (3.1)           (.2)
----------------------------------------------------------------
                            (4.6)         (16.7)          (9.4)
----------------------------------------------------------------
                          $146.8         $115.6          $77.6
----------------------------------------------------------------
----------------------------------------------------------------


RECONCILIATION OF STATUTORY U.S. TAX TO ACTUAL PROVISION:

Statutory rate             35%            35%            35%
Statutory tax             $139.8         $112.0          $76.9
Effect of:
  State income taxes        12.8           10.8            8.1
  Foreign tax rates           .3           (1.9)          (1.6)
  FSC benefit               (2.0)          (1.3)          (1.6)
  Tax-exempt income         (6.3)          (4.9)          (4.2)
  Other                      2.2             .9
----------------------------------------------------------------
                          $146.8         $115.6          $77.6
----------------------------------------------------------------
----------------------------------------------------------------


COMPONENTS OF DEFERRED TAX ASSETS (LIABILITIES):

At December 31:                           1995            1994
----------------------------------------------------------------
ASSETS:
  Provisions for accrued
   expenses                              $100.1          $81.0
  Allowance for losses on
   receivables                             20.1           16.2
  Other                                    15.2            9.8
----------------------------------------------------------------
                                          135.4          107.0

LIABILITIES:
  Asset capitalization and
   depreciation                           (29.7)         (26.4)
  Financing and leasing
   activities                            (129.8)        (124.2)
  Other                                   (27.6)          (9.2)
----------------------------------------------------------------
                                         (187.1)        (159.8)
----------------------------------------------------------------
Net deferred tax liability               $(51.7)        $(52.8)
----------------------------------------------------------------
----------------------------------------------------------------
CLASSIFICATION OF DEFERRED TAX ASSETS AND LIABILITIES:
MANUFACTURING:
  Deferred taxes and other
   current assets                         $52.3          $59.2
  Investments and other                     9.7             .4
FINANCIAL SERVICES:
  Deferred income taxes
   and other                             (113.7)        (112.4)
----------------------------------------------------------------
Net deferred tax liability               $(51.7)        $(52.8)
----------------------------------------------------------------
----------------------------------------------------------------

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $186.2 at December 31, 1995. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that the available foreign tax credits would substantially offset any potential federal tax liability.
     Cash paid for income taxes was $149.1 in 1995, $130.1 in 1994 and $70.7 in 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

M. FAIR VALUES OF FINANCIAL INSTRUMENTS

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


     The carrying amounts and fair values of the Company's financial instruments are as follows:


                                         Carrying       Fair
1995                                     Amount         Value
----------------------------------------------------------------
MANUFACTURING:
Cash and equivalents                     $172.0         $172.0
Marketable securities                     437.3          437.3
Short-term debt                              .2             .2
Long-term debt                              8.9            8.9

FINANCIAL SERVICES:
Cash and equivalents                       12.0           12.0
Net receivables                         2,006.0        2,019.3
Commercial paper and
  bank loans                              952.4          952.4
Long-term debt                          1,149.6        1,162.1

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements, represented an additional liability of $3.6, if recorded at fair value at December 31, 1995.


                                         Carrying       Fair
1994                                     Amount         Value
----------------------------------------------------------------
MANUFACTURING:
Cash and equivalents                     $289.9         $289.9
Marketable securities                     241.7          241.7
Short-term debt                              .7             .7
Long-term debt                              9.0            9.0

FINANCIAL SERVICES:
Cash and equivalents                       21.4           21.4
Net receivables                         1,692.2        1,659.8
Commercial paper and
  bank loans                              687.7          687.7
Long-term debt                            999.9          972.4

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements and foreign exchange contracts, represented additional assets of $9.0 and $2.0, respectively, if recorded at fair value at December 31, 1994.

                                                     PACCAR Inc and Subsidiaries
                                       37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)

N. FOREIGN OPERATIONS AND CURRENCY TRANSLATION

All foreign assets and liabilities are translated into U.S. dollars at current exchange rates and all income statement amounts are translated at an average of the month-end rates. Resulting gains and losses are deferred and classified as a separate component of stockholders' equity.
     In August 1995, PACCAR purchased the remaining 45% interest in VILPAC, S.A. (VILPAC) for a total cost of $45.0 in cash. The Company used the purchase method of accounting for the acquisition. Had the transaction occurred January 1, 1995, the impact on PACCAR's consolidated net income would have been immaterial.
     In both 1995 and 1994, the Mexican peso experienced significant devaluation compared to the U.S. dollar. The effect of the devaluation on U.S. dollar-denominated accounts maintained by PACCAR's Mexican subsidiary resulted in net exchange gains. The Company's after-tax share of aggregate net exchange gains increased net income by $4.8 in 1995 and $3.7 in 1994. Substantially all of these amounts resulted from the impact of translating the balance sheet of the Mexican subsidiary. Exchange gains and losses were immaterial in 1993. Continuing economic difficulties in Mexico indicate recovery may occur slowly in that market.
     In August 1995, employees at the Company's plant in Canada went on strike. Since the commencement of the strike, PACCAR has met demand for Class 8 trucks in Canada with output from its factories in the United States, and expects to be able to continue this arrangement for as long as required. The Company has reduced the plant work force and expects a protracted labor dispute will not have a materially adverse impact on future consolidated results.

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

P. GEOGRAPHIC AREA AND INDUSTRY SEGMENT DATA
PACCAR operates in three principal industries: Trucks, Auto Parts and Financial Services.
     The Truck segment is composed of the manufacture of trucks and distribution of related parts which are sold through a network of company-appointed dealers. The Truck and Financial Services segments derive a large proportion of their revenues and income before taxes from operations in the United States and Canada. New orders for heavy duty trucks industry-wide began to slow in 1995. Recent industry estimates suggest 1996 Class 8 truck registrations in the United States should be in the range of 150,000 to 160,000 units compared to the record 207,000 units registered in 1995.
     Auto Parts is composed of automotive parts sales and related services sold through company-operated retail stores.
     The Financial Services segment is composed of finance and leasing services provided to truck customers and dealers. Sales among the industry segments and among geographic areas were insignificant.
     Minority interest and other in 1995 includes a pretax gain of $12.1 from resolution of litigation involving environmental cost reimbursements. The minority interest share of VILPAC losses in 1995 and profits in 1994 are also included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (MILLIONS OF DOLLARS)



INDUSTRY SEGMENT DATA                     1995           1994           1993
-------------------------------------------------------------------------------
REVENUES:
 Trucks                                $4,291.6       $4,029.1       $3,130.9
 Auto Parts                               175.3          172.1          172.9
 Financial Services                       257.5          210.9          166.6
 Other                                    123.8           93.0           86.7
-------------------------------------------------------------------------------
                                       $4,848.2       $4,505.1       $3,557.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INCOME BEFORE TAXES:
 Trucks                                  $321.1       $  299.4       $  194.0
 Auto Parts                                 5.5            4.2            2.2
 Financial Services                        53.3           57.5           40.2
 Other                                     13.1            4.3            9.1
 Corporate expenses,
  net of other
  revenues                                (36.3)         (52.8)         (44.7)
 Investment income                         27.7           24.1           17.9
 Minority interest
  and other                                15.2          (16.6)           1.1
-------------------------------------------------------------------------------
                                         $399.6       $  320.1       $  219.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION:
 Trucks                                   $40.9       $   34.5       $   27.7
 Auto Parts                                 5.2            5.1            5.4
 Financial Services                        16.6           15.2           13.8
 Other                                      5.2            4.1            3.7
 Corporate                                  4.5            4.3            6.1
-------------------------------------------------------------------------------
                                          $72.4       $   63.2       $   56.7
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CAPITAL EXPENDITURES:
 Trucks                                   $67.3       $   39.3       $   72.8
 Auto Parts                                 3.4            2.4            1.2
 Financial Services                        13.0           25.7           27.0
 Other                                      5.1           11.2            2.7
 Corporate                                  5.0            2.0            5.6
-------------------------------------------------------------------------------
                                          $93.8       $   80.6       $  109.3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
 Trucks                                  $753.5       $  748.9       $  647.8
 Auto Parts                                94.4           94.5           98.8
 Financial Services                     2,744.3        2,365.5        1,947.3
 Other                                     95.1           94.8           73.9
 Manufacturing
   Cash and
   Marketable
   Securities                             609.3          531.6          441.9
 Corporate                                 93.9           92.9           81.5
-------------------------------------------------------------------------------
                                       $4,390.5       $3,928.2       $3,291.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



GEOGRAPHIC AREA DATA                     1995           1994           1993
-------------------------------------------------------------------------------
REVENUES:
 United States                         $4,108.8       $3,548.9       $3,003.3
 Canada                                   397.3          364.5          340.2
 Other                                    342.1          591.7          213.6
-------------------------------------------------------------------------------
                                       $4,848.2       $4,505.1       $3,557.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INCOME BEFORE TAXES:
 United States                         $  352.5         $276.8         $199.8
 Canada                                    22.8           21.7           21.7
 Other                                     17.7           66.9           24.0
 Corporate expenses,
   net of other
   revenues                               (36.3)         (52.8)         (44.7)
 Investment income                         27.7           24.1           17.9
 Minority interest
  and other                                15.2          (16.6)           1.1
-------------------------------------------------------------------------------
                                       $  399.6         $320.1         $219.8
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
 United States                         $3,069.7       $2,722.1       $2,341.2
 Canada                                   254.2          214.0          197.0
 Other                                    363.4          367.6          229.6
 Manufacturing
   Cash and
   Marketable
   Securities                             609.3          531.6          441.9
 Corporate                                 93.9           92.9           81.5
-------------------------------------------------------------------------------
                                       $4,390.5       $3,928.2       $3,291.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Export revenues of
 U.S. companies                        $  263.0         $117.8         $145.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                                     PACCAR Inc and Subsidiaries

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                    /s/ Ernst & Young LLP

Seattle, Washington
February 9, 1996



COMMON STOCK MARKET PRICES AND DIVIDENDS


Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. There were 3,284 record holders of the common stock at December 31, 1995.


1995        Cash Dividends       Stock Price         1994      Cash Dividends     Stock Price
Quarter           Declared   High          Low      Quarter          Declared    High       Low
------------------------------------------------------------------------------------------------
First                 $.25   $ 48         $40 3/4    First               $.25   $61 3/4    $50
Second                 .25     51 1/2      41 3/4    Second               .25    54 3/4     43 3/4
Third                  .25     54 5/8      46 1/4    Third                .25    52 1/4     45 1/4
Fourth                 .25     51 3/4      39 1/4    Fourth               .25    46         40

Year-End Extra        3.00                           Year-End Extra      2.00
------------------------------------------------------------------------------------------------

     The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)



                                                                                     Quarter
                                                                First          Second         Third          Fourth
-------------------------------------------------------------------------------------------------------------------

1995                                                                    (millions except per share data)
Net Sales                                                     $1,123.7       $1,205.3       $1,147.0       $1,096.5
Gross Profit                                                     145.0          165.0          154.7          157.1
Financial Services Income Before Income Taxes                     10.6          14.4            14.6           13.7
Net Income                                                        54.3           65.1           68.3           65.1
Weighted Average Number of Common
   Shares Outstanding                                             38.9           38.9           38.9           38.9

Net Income Per Share                                             $1.40          $1.67          $1.76          $1.67
-------------------------------------------------------------------------------------------------------------------

1994
Net Sales                                                     $  986.3       $1,070.8       $1,114.5       $1,113.5
Gross Profit                                                     131.3          148.3          154.2          158.3
Financial Services Income Before Income Taxes                     12.4           14.3           16.0           14.8
Net Income                                                        43.6           50.6           53.2           57.1
Weighted Average Number of Common
   Shares Outstanding                                             38.9           38.9           38.9           38.9

Net Income Per Share                                          $   1.12       $   1.30       $   1.37       $   1.47
-------------------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

                                            1995           1994                1993           1992           1991
-------------------------------------------------------------------------------------------------------------------
                                                                 (millions except per share data)
Net Sales                                $ 4,572.5      $ 4,285.1           $ 3,378.9      $ 2,576.8       $2,159.6
Financial Services Revenue                   257.5          210.9               166.6          161.1          180.2
Net Income                                   252.8          204.5               142.2           65.2           55.2
Total Assets:
   Manufacturing                           1,646.2        1,562.7             1,343.9        1,235.7        1,214.6
   Financial Services                      2,744.3        2,365.5             1,947.3        1,556.4        1,523.0
Long-Term Debt:
   Manufacturing                              10.7           11.1                11.7           12.5           25.2
   Financial Services                      1,149.6          999.9               709.1          494.4          483.7
Stockholders' Equity                       1,251.2        1,174.5             1,107.5        1,038.4        1,032.3
Per Common Share:
   Net Income                            $    6.50      $    5.26           $    3.66      $    1.68       $   1.42

   Cash Dividends Declared                    4.00           3.00                1.74           1.13            .96
-------------------------------------------------------------------------------------------------------------------


Net income for 1991 includes a cumulative effect adjustment for a change in the method of accounting for income taxes of $15.4 million after-tax ($.40 per share).

                                                     PACCAR Inc and Subsidiaries