Form 10-K405, Exhibit 13
period 1996-12-31
PACCAR INC
filed 1997-03-27
CIK 75362

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


(TABLES IN MILLIONS)

RESULTS OF OPERATIONS:

                                                     1996      1995      1994
-----------------------------------------------------------------------------
Income Before Taxes:
 Manufacturing
  and Parts                                       $ 214.5   $ 303.4   $ 255.1
 Financial Services                                  68.3      53.3      57.5
 Investment Income                                   28.4      27.7      24.1
 Minority Interest
  and Other                                           1.7      15.2     (16.6)
Income Taxes                                       (111.9)   (146.8)   (115.6)
-----------------------------------------------------------------------------
Net Income                                        $ 201.0   $ 252.8   $ 204.5
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

OVERVIEW:

PACCAR acquired the European truck manufacturer DAF Trucks N.V. on November 15, 1996. While PACCAR's consolidated financial statements include the operations and financial position of DAF from the date of acquisition, the impact of DAF on 1996 operating results is not material.

     Net income in 1996 was $201.0 million, or $5.17 per share, on sales of $4.3 billion, compared to 1995 net income of $252.8 million, or $6.50 per share, on sales of $4.6 billion. Sales and profitability in 1996 reflect lower Class 8 truck demand in the U.S. and Canada versus 1995 record market levels.

     Manufacturing and Parts income before taxes decreased to $214.5 million in 1996 from the $303.4 million achieved in 1995 as the number of trucks sold by PACCAR in the U.S. and Canada declined by 18% in 1996. In addition, in the first quarter of 1996, PACCAR recognized an $18 million pretax charge for closure of its Canadian plant and cessation of production at a plant in the Seattle area. Manufacturing profits were also adversely impacted by weaker markets in the United Kingdom and Australia. VILPAC, the Company's Mexican subsidiary, returned to profitability in 1996 as the Mexican economy continued to improve throughout the year.

     Financial Services pretax income increased to $68.3 million in 1996 from $53.3 million in 1995. The improvement resulted primarily from a larger overall loan and lease portfolio and a significantly lower credit loss provision for finance receivables in Mexico.

     Investment income was $28.4 million in 1996 compared to $27.7 million in 1995. The increase resulted from slightly higher yields on comparable average invested balances.

     In 1994, minority interest and other represented the minority's share of VILPAC earnings before taxes. In 1995, the amount primarily included the minority's share of losses in VILPAC, and a gain from the favorable resolution of litigation involving environmental cost reimbursements. There were no similar gains in 1996, and VILPAC became a 100% owned subsidiary on August 31, 1995.

TRUCKS

PACCAR's consolidated results are most heavily influenced by the Truck segment. Truck segment revenues accounted for approximately 87% of consolidated totals in 1996 and 89% in 1995 and 1994. New orders and backlogs for Class 8 trucks declined in 1996 across the entire industry. The lower order rate, which has continued into 1997, suggests the market will remain at more moderate demand levels.

     The Truck segment includes all of the Company's domestic and international truck manufacturing and related aftermarket parts distribution operations.

                                                     1996      1995      1994
-----------------------------------------------------------------------------
Truck revenues                                   $4,020.7  $4,291.6  $4,029.1
-----------------------------------------------------------------------------
Pretax Income                                    $  236.0  $  321.1  $  299.4
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

1996 COMPARED TO 1995:

PACCAR's worldwide truck revenues declined 6% to $4.0 billion from the record levels set in 1995. Income before taxes from truck operations was $236.0 million compared to $321.1 million in 1995. The 27% decrease in pretax income was due to PACCAR's 1996 worldwide truck unit sales volumes, which decreased approximately 16%, excluding DAF, from the 1995 record of over 54,000 units and the $18 million pretax plant closure charge. In 1996, the truck segment continued to invest in new technology, incurring over $40 million in research and development expense. Product introductions in 1996 included the new Kenworth T2000.

     Lower sales volumes in the United States, Canada and the United Kingdom were partially offset by the Company's newly acquired Netherlands subsidiary, DAF Trucks N.V. In addition, Mexican operations experienced a significant improvement in Class 8 truck sales volume in 1996.

     Class 8 truck registrations in the United States decreased approximately 11% in 1996 to 185,000 units. PACCAR was able to achieve a market share in excess of 21% in 1996, slightly ahead of 1995.

     PACCAR's international division, which exports trucks worldwide, also increased revenues in 1996 and continues to expand its geographic coverage. A Chinese joint venture formed in 1996 and the expanded product line resulting from the DAF acquisition should support these expansion efforts.

     In March 1996, the Company announced the closure of its Canadian truck plant for economic reasons. The first quarter 1996 pretax charge of $18.0 million was provided primarily for closure of this facility. Subsequent to the closure, PACCAR was approached by Canadian government and labor union officials regarding the possibility of reopening the plant. Negotiations with these parties are currently under way. While the Company is hopeful that a final agreement will be signed in 1997, there is no assurance that this will occur. If the agreements were to be finalized, certain reserves related to previously provided closure and other associated costs could be reversed.

     The percentage of 1996 consolidated truck revenues from PACCAR operations outside the United States and Canada increased to 15% in 1996 from 7.5% in 1995. The DAF acquisition and improvement in VILPAC sales accounted for the increase. With a full year of DAF operations in 1997, this percentage will increase substantially.

     PACCAR's truck parts division experienced higher sales again in 1996. The division added 26 dealer locations and continued to expand its selection of maintenance and replacement products common to all makes of medium- and heavy-duty trucks. Truck parts sales are not heavily influenced by changes in the overall truck market business cycle.

1995 COMPARED TO 1994:

PACCAR's worldwide truck revenues increased 6.5% over 1994 levels to $4.3 billion and income before taxes from truck operations improved 7.2% to $321 million. PACCAR sold more than 54,000 trucks worldwide in 1995, breaking the previous sales record. Higher sales volumes provided most of the $21.7 million improvement in segment pretax income.

     Class 8 truck registrations in the United States increased 9% in 1995 to 207,000 units. In spite of capacity constraints at PACCAR's factories in the United States, the Company attained a market share of 21%, a slight decline from the 22% market share achieved in 1994.

     Revenues from export sales in 1995 through PACCAR's international division were substantially improved over 1994.

     The percentage of 1995 consolidated truck revenues from PACCAR operations outside the United States and Canada declined to 7.5% from 14% in 1994. Difficult economic conditions in Mexico impacted VILPAC operations, which accounted for the majority of the decrease. Combined sales and earnings of the Company's truck operations in Australia and the United Kingdom decreased slightly from 1994.

     PACCAR's truck parts division in 1995 attained higher sales in the United States and Canada.

AUTO PARTS

The Auto Parts segment consists of the Company's retail auto parts operations, located on the West Coast.

                                                     1996      1995      1994
-----------------------------------------------------------------------------
Auto Parts revenues                                $184.6    $175.3    $172.1
-----------------------------------------------------------------------------
Pretax Income                                      $  6.4    $  5.5    $  4.2
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     The Auto Parts segment grew revenues in both 1996 and 1995 by adding new stores and achieving modest gains in same store sales. The addition of new stores and better customer service has also resulted in steady growth in profitability. Pretax income in 1996 increased for the fourth year in a row.

OTHER PRODUCTS

PACCAR's other product lines include winches and oilfield equipment. Combined revenues in 1996 were slightly lower than 1995, while 1995 increased over 1994 due to strong demand in the winch sector and to Trico's addition of a product line in late 1994. Combined operating profits decreased in 1996 due largely to lower margins from changes in product mix and stronger market competition. In 1995, profits increased over 1994 due to higher sales volumes.

FINANCIAL SERVICES

The Financial Services segment, including PACCAR Financial Corp., PACCAR Leasing Corporation and the Company's finance subsidiaries in Australia, Canada, Mexico and the United Kingdom, derives earnings primarily from financing the sale of PACCAR products.


                                                     1996      1995      1994
-----------------------------------------------------------------------------
Financial Services revenues                        $267.9    $257.5    $210.9
-----------------------------------------------------------------------------
Pretax Income                                      $ 68.3    $ 53.3    $ 57.5
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

1996 COMPARED TO 1995:

The Company's Financial Services operations earned $68.3 million before tax in 1996, up $15.0 million or 28% compared to 1995. The increase in pretax earnings reflected continued portfolio growth as well as lower loan loss provisions on Mexican receivables.

     PACCAR's finance and leasing operations maintained strong lending volume despite lower heavy-duty truck sales. Improved market share and higher used truck and trailer financing contributed to overall portfolio growth. Past due accounts continued at low levels by historical standards and overall credit quality remained strong. The provision for losses decreased in 1996 due to relatively low credit losses and improved economic conditions in Mexico.

1995 COMPARED TO 1994:

The Company's Financial Services segment earned $53.3 million before taxes in 1995, down 7% from 1994 results. The decrease in pretax earnings reflected higher loan loss provisions relating to adverse economic conditions in Mexico.

LIQUIDITY AND CAPITAL RESOURCES:

                                                     1996      1995      1994
-----------------------------------------------------------------------------
Cash and cash equivalents                          $222.9    $184.0    $311.3
Marketable securities                               304.9     437.3     241.7
-----------------------------------------------------------------------------
                                                   $527.8    $621.3    $553.0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The Company's cash and marketable securities totaled $527.8 million at December 31, 1996. The DAF acquisition (net of short-term financing and cash held by DAF) utilized approximately $118 million in cash, which represented the primary reason for the decrease in consolidated cash and marketable securities of $93.5 million compared to December 31, 1995. In 1996, the Company generated cash from operations of $358.3 million, up $60.0 million from 1995 to a level more comparable to 1994. In 1995, reduced operations at the Mexican and Canadian truck plants and a reduction in consolidated payables resulted in lower cash from operations.

     The Company's liquidity and earnings from investment of excess cash continue to provide financial stability and strength.

MANUFACTURING AND PARTS

Cash for working capital, capital expenditures and research and development has been provided by operations. Management expects this to continue.

     Property, plant and equipment additions for 1996 totaled $109 million. PACCAR's truck operations made significant investments in the expansion and modernization of its facilities, state-of-the-art hardware and software to continually improve the design and quality of its products and tooling to meet the demands of an aggressive product development plan. Over the last five years (1992 through 1996), the Company's worldwide capital spending, excluding the Financial Services segment, totaled over

$400 million. During the next several years, average spending for ongoing capital additions and product development at PACCAR is expected to be higher due to the inclusion of DAF. DAF's plants are relatively modern and efficient.

     Cash generated in foreign operations is generally reinvested in those operations. In 1995 and 1994, some excess cash was withdrawn in the form of dividends from the Company's operations in Mexico, Canada and Australia.

FINANCIAL SERVICES

The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. Transactions with PACCAR, such as capital contributions and intercompany loans, are an additional source of funds.

     In 1996, PACCAR Financial Corp. (PFC) filed a shelf registration under which up to $1 billion of medium-term notes could be issued as needed. At the end of 1996, $680 million of this registration was still available for issuance. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to the corresponding assets. As a part of this policy, the companies use over-the-counter interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the amount of contracts outstanding.

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

     Expenditures were approximately $4 million in 1996, $7 million in 1995 and $8 million in 1994 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows will be materially greater than recent experience.

     The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA and other state-level agencies both in cleanup studies and the determination of remedial action, as well as actual remediation procedures.

     The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $35 million and $65 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

                        CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31                                                         1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                (MILLIONS EXCEPT PER SHARE DATA)


MANUFACTURING AND PARTS:
REVENUES
Net sales                                                                    $4,316.8       $4,572.5       $4,285.1
Other                                                                            15.0           18.2            9.1
-----------------------------------------------------------------------------------------------------------------------------
                                                                              4,331.8        4,590.7        4,294.2

COSTS AND EXPENSES
Cost of sales                                                                 3,737.3        3,950.7        3,693.0
Selling, general and administrative                                             375.8          334.6          343.5
Interest                                                                          4.2            2.0            2.6
-----------------------------------------------------------------------------------------------------------------------------
                                                                              4,117.3        4,287.3        4,039.1
-----------------------------------------------------------------------------------------------------------------------------
MANUFACTURING AND PARTS INCOME BEFORE INCOME TAXES                              214.5          303.4          255.1

FINANCIAL SERVICES:

REVENUES                                                                        267.9          257.5          210.9

COSTS AND EXPENSES
Interest and other                                                              147.6          143.5          106.8
Selling, general and administrative                                              46.8           46.4           42.6
Provision for losses on receivables                                               5.2           14.3            4.0
-----------------------------------------------------------------------------------------------------------------------------
                                                                                199.6          204.2          153.4
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES                                    68.3           53.3           57.5

OTHER:

Investment income                                                                28.4           27.7           24.1
Minority interest and other                                                       1.7           15.2          (16.6)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME BEFORE INCOME TAXES                                                312.9          399.6          320.1
Income taxes                                                                    111.9          146.8          115.6
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $  201.0       $  252.8       $  204.5
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net income per average common share outstanding                              $   5.17       $   6.50       $   5.26
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding                             38.9           38.9           38.9
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS

ASSETS

DECEMBER 31                                                     1996      1995
------------------------------------------------------------------------------
                                                         (MILLIONS OF DOLLARS)

MANUFACTURING AND PARTS:
CURRENT ASSETS
Cash and cash equivalents                                   $  203.0  $  172.0
Trade receivables, net of allowance for losses
  (1996 - $14.7 and 1995 - $5.8)                               560.5     227.7
Marketable securities                                          304.9     437.3
Inventories                                                    406.5     239.5
Deferred taxes and other current assets                         73.3      60.1
------------------------------------------------------------------------------
TOTAL MANUFACTURING AND PARTS CURRENT ASSETS                 1,548.2   1,136.6

Deferred taxes, goodwill and other                             196.3      87.3
Property, plant and equipment, net                             732.6     422.3
------------------------------------------------------------------------------
TOTAL MANUFACTURING AND PARTS ASSETS                         2,477.1   1,646.2
------------------------------------------------------------------------------

FINANCIAL SERVICES:
Cash and cash equivalents                                       19.9      12.0
Finance and other receivables,
  net of allowance for losses
  (1996 - $54.0 and 1995 - $56.8)                            2,972.4   2,887.7
  Less unearned interest                                      (235.5)   (224.4)
------------------------------------------------------------------------------
                                                             2,736.9   2,663.3
Equipment on operating leases, net                              44.9      49.8
Other assets                                                    20.0      19.2
------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES ASSETS                              2,821.7   2,744.3
------------------------------------------------------------------------------
                                                            $5,298.8  $4,390.5
------------------------------------------------------------------------------
------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

DECEMBER 31                                                     1996      1995
------------------------------------------------------------------------------
                                                         (MILLIONS OF DOLLARS)

MANUFACTURING AND PARTS:
CURRENT LIABILITIES
Accounts payable and accrued expenses                       $  914.4  $  559.1
Notes payable                                                  347.4
Dividend payable                                                58.3     116.6
Income taxes and other                                          31.4      12.1
------------------------------------------------------------------------------
TOTAL MANUFACTURING AND PARTS CURRENT LIABILITIES            1,351.5     687.8
Long-term debt                                                  32.9      10.7
Other, including deferred taxes                                225.2     118.1
------------------------------------------------------------------------------
TOTAL MANUFACTURING AND PARTS LIABILITIES                    1,609.6     816.6
------------------------------------------------------------------------------

FINANCIAL SERVICES:
Accounts payable and accrued expenses                           85.1      70.1
Commercial paper and bank loans                                982.0     952.4
Long-term debt                                               1,112.0   1,149.6
Deferred income taxes and other                                152.1     150.6
------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES LIABILITIES                         2,331.2   2,322.7
------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock, no par value - authorized 1.0 million
 shares, none issued
Common stock, $12 par value - authorized 100.0 million
 shares, 38.9 million shares issued and outstanding            466.4     466.3
Additional paid-in capital                                     219.0     218.7
Retained earnings                                              757.7     653.8
Currency translation and net unrealized investment gains
 or losses                                                     (85.1)    (87.6)
------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                   1,358.0   1,251.2
------------------------------------------------------------------------------
                                                            $5,298.8  $4,390.5
------------------------------------------------------------------------------
------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


DECEMBER 31                                                                      1996                1995                1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        (MILLIONS EXCEPT SHARE DATA)

COMMON STOCK, $12 PAR VALUE:
Balance at beginning of year                                                 $  466.3            $  466.3            $  466.3

Stock options exercised                                                            .1
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                       $  466.4            $  466.3            $  466.3
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year                                                 $  218.7            $  218.2            $  217.9
Other, including options exercised and tax benefit                                 .3                  .5                  .3
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         $219.0              $218.7              $218.2
-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance at beginning of year                                                   $653.8              $556.5              $468.6
Net income                                                                      201.0               252.8               204.5
Cash dividends declared                                                         (97.1)             (155.5)             (116.6)
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         $757.7              $653.8              $556.5
-----------------------------------------------------------------------------------------------------------------------------
NET UNREALIZED INVESTMENT GAINS (LOSSES):
Balance at beginning of year                                                     $2.2               $(1.5)
Net unrealized gains (losses)                                                    (1.6)                3.7                (1.5)
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            $.6                $2.2               $(1.5)
-----------------------------------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year                                                   $(89.8)             $(65.0)             $(45.3)
Current year translation gains (losses)                                           4.1               (24.8)              (19.7)
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         $(85.7)             $(89.8)             $(65.0)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                   $1,358.0            $1,251.2            $1,174.5
-----------------------------------------------------------------------------------------------------------------------------
SHARES OF CAPITAL STOCK
COMMON STOCK ISSUED, $12 PAR VALUE:
Balance at beginning of year                                               38,862,359          38,859,281          38,856,574
Stock options exercised                                                         8,919               3,078               2,707
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     38,871,278          38,862,359          38,859,281
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED DECEMBER 31                                                           1996                1995                1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           (MILLIONS OF DOLLARS)

OPERATING ACTIVITIES:
NET INCOME                                                                   $  201.0           $   252.8           $   204.5
ITEMS INCLUDED IN NET INCOME NOT AFFECTING CASH:
   Depreciation and amortization                                                 81.1                73.5                63.2
   Provision for losses on financial services receivables                         5.2                14.3                 4.0
   Minority interest                                                                                 (1.8)               13.0
   Deferred income tax provision (benefit)                                        1.0                (4.6)              (16.7)
   Other                                                                          3.3                 5.9                17.1
CHANGE IN OPERATING ASSETS AND LIABILITIES:
   (Increase) decrease in assets other than cash and equivalents:
     Receivables                                                                (39.5)                 .5               (50.9)
     Inventories                                                                 33.9                26.0               (68.2)
     Other                                                                      (10.6)               (7.1)               (7.6)
   Increase (decrease) in liabilities:
     Accounts payable and accrued expenses                                       86.6               (48.3)              190.1
     Other                                                                       (3.7)              (12.9)                1.2
-----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       358.3               298.3               349.7
INVESTING ACTIVITIES:
Finance receivables originated                                               (1,318.0)           (1,319.8)           (1,271.1)
Collections on finance receivables                                            1,164.5               990.5               851.9
Net decrease (increase) in wholesale receivables                                 63.3              (108.1)               21.7
Marketable securities purchased                                              (2,036.5)           (2,357.1)           (1,533.2)
Marketable securities sales and maturities                                    2,183.3             2,167.0             1,523.7
Acquisition of DAF Trucks N.V., net of cash acquired                           (465.2)
Acquisition of affiliate, net of cash consolidated in 1994                                          (45.0)               44.3
Acquisition of property, plant and equipment                                   (108.7)              (81.5)              (55.0)
Acquisition of equipment for operating leases                                   (14.5)              (12.2)              (25.6)
Proceeds from asset disposals                                                    43.7                47.5                27.9
Other                                                                             (.4)               (1.4)              (16.1)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                          (488.5)             (720.1)             (431.5)

FINANCING ACTIVITIES:
Cash dividends                                                                 (155.5)             (116.6)              (74.5)
Net increase in notes payable                                                   347.4
Net (decrease) increase in commercial paper and bank loans                       22.5               269.8               (20.2)
Proceeds from long-term debt                                                    427.2               535.2               543.8
Payments on long-term debt                                                     (469.7)             (383.5)             (260.0)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                       171.9               304.9               189.1
Effect of exchange rate changes on cash                                          (2.8)              (10.4)              (19.2)
-----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             38.9              (127.3)               88.1
Cash and cash equivalents at beginning of year                                  184.0               311.3               223.2
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $   222.9           $   184.0           $   311.3
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

A. SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION: PACCAR Inc (the Company or PACCAR) is a multinational company with its largest operations in the United States, Canada and Europe. The Company's Truck and Financial Services segments also have operations in Australia, Mexico and the United Kingdom. The Auto Parts segment operates through retail sites located in the western United States.

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

     CASH EQUIVALENTS AND MARKETABLE SECURITIES: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. The Company's investments in cash equivalents and marketable securities are classified as debt securities available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

     The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

     INVENTORIES: Inventories are stated at the lower of cost or market. Cost of all inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) or the weighted average method.

     GOODWILL: Goodwill is amortized on a straight-line basis for periods ranging from 25 to 27 years. At December 31, 1996 and 1995, goodwill amounted to $131.4 and $24.4, net of accumulated amortization of $12.7 and $10.7, respectively. Amortization of goodwill totaled $2.0 in 1996, $1.4 in 1995 and $1.3 in 1994. See also Note B, Acquisition, for additional information regarding goodwill.

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

     REVENUE RECOGNITION: Sales of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers. Generally, interest income from finance receivables is recognized using the interest method.

     ESTIMATED CREDIT LOSSES: The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).

     DERIVATIVE FINANCIAL INSTRUMENTS: The Company enters into agreements to manage certain exposures to fluctuations in interest rates and foreign exchange. It uses interest-rate contracts to better match the interest rate characteristics of the Company's finance receivables with the borrowings used to fund those receivables. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense. It is the Company's intent to hold the contracts to maturity.

     PACCAR enters into foreign currency exchange contracts to hedge certain U.S. dollar-denominated firm commitments. Gains and losses on these contracts are deferred and included in the measurement of the related foreign currency transaction when completed.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994
(CURRENCIES IN MILLIONS EXCEPT PER SHARE AMOUNTS)


     RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Amounts charged against income were $47 in 1996, $37 in 1995 and $35 in 1994.

     NEW ACCOUNTING STANDARD: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. As permitted under SFAS No. 123, the Company has continued its current accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. The Company does not have significant stock-based awards or options outstanding. The effect of applying SFAS 123 to PACCAR's stock-based awards on net income and earnings per share is immaterial.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the 1996 presentation.

B. ACQUISITION

On November 15, 1996, PACCAR acquired all the outstanding shares of DAF Trucks N.V. (DAF), a vertically integrated truck manufacturer that produces its own engines and axles. Its core operations include development, production, marketing and aftermarket parts sales for medium- and heavy-duty commercial trucks. DAF has factories in the Netherlands and Belgium, and is the exclusive distributor in Europe for light-duty trucks manufactured by Leyland in the United Kingdom.

     DAF was purchased for 900 Dutch guilders (NLG), or approximately $532. PACCAR paid NLG 300 in cash and financed the remaining balance with two short-term notes of NLG 300 each.

     The acquisition was accounted for using the purchase method. Accordingly, the assets and liabilities were recorded at their estimated fair values as of the acquisition date. The resulting cost in excess of net assets acquired of approximately $111 will be amortized on a straight-line basis over a 25-year period. DAF's operating results have been included in the consolidated results of operations since the date of acquisition.

     The following presents PACCAR's unaudited consolidated results of operations on a pro forma basis as though DAF had been acquired at the beginning of the periods presented. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor does it represent results which may occur in the future.

                                                                 (UNAUDITED)
FOR THE YEARS ENDED                                             1996      1995
------------------------------------------------------------------------------
Manufacturing Revenues                                      $5,900.0  $6,400.0
Net Income                                                     250.0     335.0
Net Income Per Share                                        $   6.43  $   8.61
------------------------------------------------------------------------------
------------------------------------------------------------------------------

C. INVESTMENTS IN DEBT SECURITIES

All investments in debt securities were available-for-sale at December 31, 1996 and 1995. Amounts at December 31, 1996, are as follows:

                                                           AMORTIZED      FAIR
                                                                COST     VALUE
------------------------------------------------------------------------------
U.S. government securities                                    $ 76.4    $ 76.3
Tax-exempt securities                                          218.3     219.2
Other debt securities                                          183.3     183.5
------------------------------------------------------------------------------
                                                              $478.0    $479.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Amounts at December 31, 1995, are as follows:

                                                           AMORTIZED      FAIR
                                                                COST     VALUE
------------------------------------------------------------------------------
U.S. government securities                                    $174.6    $176.0
Tax-exempt securities                                          298.7     301.0
Other debt securities                                          129.0     129.0
------------------------------------------------------------------------------
                                                              $602.3    $606.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Fair value of investments in debt securities is included in cash and equivalents and marketable securities as follows:

                                                                1996      1995
------------------------------------------------------------------------------
MANUFACTURING AND PARTS:

Cash and equivalents                                          $168.5    $163.2
Marketable securities                                          304.9     437.3

FINANCIAL SERVICES:

Cash and equivalents                                             5.6       5.5
------------------------------------------------------------------------------
                                                              $479.0    $606.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The contractual maturities of debt securities at December 31, 1996, are as follows:

                                                           AMORTIZED      FAIR
MATURITIES IN:                                                  COST     VALUE
------------------------------------------------------------------------------
One year or less                                              $199.2    $199.3
One to five years                                              275.2     276.1
Five to ten years                                                3.6       3.6
------------------------------------------------------------------------------
                                                              $478.0    $479.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Gross realized gains and losses and unrealized holding gains and losses were not significant for any of the years presented.

                                                   PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

D. INVENTORIES

                                                                1996      1995
------------------------------------------------------------------------------
Inventories at FIFO cost:
  Finished products                                           $303.9    $201.6
  Work in process and raw materials                            235.3     170.5
------------------------------------------------------------------------------
                                                               539.2     372.1

Less excess of FIFO cost over LIFO                            (132.7)   (132.6)
------------------------------------------------------------------------------
                                                              $406.5    $239.5
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Inventories valued using the LIFO method comprised 56% and 83% of consolidated inventories at FIFO or weighted average cost at December 31, 1996 and 1995, respectively.

E. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

                                                                1996      1995
------------------------------------------------------------------------------
Land                                                        $   57.0   $  33.6
Buildings                                                      456.0     323.0
Machinery and equipment                                        748.0     435.7
------------------------------------------------------------------------------
                                                             1,261.0     792.3
Less allowance for depreciation                               (528.4)   (370.0)
------------------------------------------------------------------------------
                                                            $  732.6   $ 422.3
------------------------------------------------------------------------------
------------------------------------------------------------------------------

F. FINANCE AND OTHER RECEIVABLES

The Company's finance and other receivables are as follows:

                                                                1996      1995
------------------------------------------------------------------------------
Retail notes and contracts                                  $2,028.0  $1,912.2
Wholesale financing                                            177.8     240.3
Direct financing leases                                        802.9     774.2
Interest and other receivables                                  17.7      17.8
------------------------------------------------------------------------------
                                                             3,026.4   2,944.5
Less allowance for losses                                      (54.0)    (56.8)
------------------------------------------------------------------------------
                                                             2,972.4   2,887.7
Unearned interest:
Retail notes and contracts                                    (130.2)   (121.1)
Direct financing leases                                       (105.3)   (103.3)
------------------------------------------------------------------------------
                                                              (235.5)   (224.4)
------------------------------------------------------------------------------
                                                            $2,736.9  $2,663.3
------------------------------------------------------------------------------
------------------------------------------------------------------------------


     Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

     Annual payments due on retail notes and contracts for the five years beginning January 1, 1997, are $835.5, $569.6, $374.1, $192.3 and $56.5.

     Estimated residual values included with direct financing leases amounted to $46.7 in 1996 and $52.3 in 1995. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1997, are $230.8, $193.9, $152.1, $102.7 and $76.7.

     The allowance for losses on finance and other receivables is summarized as follows:

                                                      1996      1995      1994
------------------------------------------------------------------------------
Balance at beginning of year                         $56.8     $41.1     $32.9
Provision for losses                                   5.2      14.3       4.0
Net (losses) recoveries                               (8.0)      1.4       4.2
------------------------------------------------------------------------------
Balance at end of year                               $54.0     $56.8     $41.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer or geographic region. Generally, financial services receivables are collateralized by financed equipment.

G. EQUIPMENT ON OPERATING LEASES

Equipment on operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.

                                                                1996      1995
------------------------------------------------------------------------------
Trucks and other                                              $ 69.2    $ 74.5
Less allowance for depreciation                                (24.3)    (24.7)
------------------------------------------------------------------------------
                                                              $ 44.9    $ 49.8
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Original terms of operating leases generally range up to 45 months. Annual minimum lease payments due on operating leases for each year beginning
January 1, 1997, are $9.8, $5.8, $3.1, $.8 and $.1.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

MANUFACTURING AND PARTS:

                                                                1996      1995
------------------------------------------------------------------------------
Accounts payable                                              $516.3    $293.3
Salaries and wages                                             118.8      82.3
Warranty and self-insurance reserves                           149.9     100.5
Other                                                          129.4      83.0
------------------------------------------------------------------------------
                                                              $914.4    $559.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------
FINANCIAL SERVICES:
Accounts payable                                              $ 61.0    $ 47.0
Other                                                           24.1      23.1
------------------------------------------------------------------------------
                                                              $ 85.1    $ 70.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

I. LEASES

The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2018.

     Annual minimum rental payments due under operating leases for the five years beginning January 1, 1997, are $16.5, $12.2, $9.1, $6.0 and $3.1 and $9.6
thereafter.

     Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $8.3 receivable under noncancelable subleases.

     The Company has operating leases which, in addition to aggregate minimum annual rentals, provide for additional rental payments based on sales and certain expenses.

     Total rental expenses under all leases for the three years ended December 31, 1996 were $15.8, $15.1 and $13.5, net of sublease rentals of $2.0, $1.7 and
$1.5, respectively.

J. BORROWINGS AND CREDIT ARRANGEMENTS

MANUFACTURING AND PARTS:

                                                                1996      1995
------------------------------------------------------------------------------
Short-term notes payable                                      $347.4
------------------------------------------------------------------------------
Long-term debt, fixed rate 10.0%                              $ 26.1
Industrial revenue bonds, floating rate                          8.9     $ 8.9
Capital lease obligations                                        4.1       2.2
 Less current portion                                           (6.2)      (.4)
------------------------------------------------------------------------------
                                                              $ 32.9     $10.7
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The interest rate on the short-term notes payable is floating, based on the Amsterdam Interbank Offered Rate (AIBOR), and was 3.2% at December 31, 1996. These notes mature on May 15, 1997. While PACCAR has the intent and ability to refinance all or a portion of these short-term notes on a longer-term basis, no specific arrangements had been made as of February 14, 1997. Accordingly, this borrowing was classified as a current liability at December 31, 1996. The interest rate on the industrial revenue bonds is floating and was 3.1% at December 31, 1996. Annual maturities for long-term debt including industrial revenue bonds and capital leases for the five years beginning January 1, 1997, are $6.2, $5.8, $5.7, $5.7 and $2.3, respectively.

FINANCIAL SERVICES:

                                                 EFFECTIVE
                                                      RATE      1996      1995
------------------------------------------------------------------------------
Commercial paper                                      5.5%  $  853.6  $  847.6
Bank loans                                            6.1%     128.4     104.8
------------------------------------------------------------------------------
                                                               982.0     952.4
------------------------------------------------------------------------------

Long-term debt:
  -Fixed rate                                         6.4%     981.4   1,026.7
  -Floating rate                                      5.3%     130.6     122.9
------------------------------------------------------------------------------
                                                             1,112.0   1,149.6
------------------------------------------------------------------------------
                                                            $2,094.0  $2,102.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The effective rate is the weighted average rate as of December 31, 1996 and includes the effects of interest-rate agreements.

     Annual maturities of long-term debt for the five years beginning January 1, 1997, are $469.3, $336.1, $224.3, $79.1 and $3.2, respectively.

CONSOLIDATED:

Interest paid on consolidated borrowings was $133.3 in 1996, $116.0 in 1995 and $76.9 in 1994.

     The weighted average interest rate on consolidated short-term notes payable, commercial paper and bank loans was 4.73%, 6.07% and 6.28% at December 31, 1996, 1995 and 1994, respectively.

     The Company has line of credit arrangements of $882.0 which are reviewed annually for renewal. The unused portion of these credit lines was $803.6 at December 31, 1996, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

34

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

K.DERIVATIVE FINANCIAL INSTRUMENTS

INTEREST-RATE CONTRACTS: The Company enters into various interest-rate contracts, including interest-rate swap, cap and forward-rate agreements. These contracts are used to manage exposures to fluctuations in interest rates. At December 31, 1996, the Company had 104 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $620, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

     For interest-rate swaps only, the following table presents the notional amounts, weighted average interest rates, and contractual maturities by type of interest-rate swap at December 31, 1996.

                                                  FIXED TO  FLOATING
YEAR                                              FLOATING  TO FIXED     TOTAL
------------------------------------------------------------------------------
1997                                                  $1.0    $391.0    $392.0
1998                                                   1.0     180.0     181.0
1999                                                            34.0      34.0
2000                                                            12.0      12.0
2001                                                             1.0       1.0
------------------------------------------------------------------------------
                                                      $2.0    $618.0    $620.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Weighted average pay rate:                            3.1%      6.1%
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Weighted average receive rate:                        8.3%      5.5%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The weighted average pay rate approximates the Company's net cost of funds rate after the effect of interest-rate swaps. The weighted average receive rate offsets pay rates on associated debt obligations.

     Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Fixed to floating rate swaps effectively convert fixed rate debt to a money market index.

     FOREIGN CURRENCY EXCHANGE CONTRACTS: PACCAR enters into foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. As a matter of policy, the Company does not engage in currency speculation.

     Foreign exchange contracts generally mature within six months. At
December 31, 1996 and 1995, PACCAR had net foreign exchange purchase contracts outstanding amounting to $70 and $80 U.S. dollars, respectively. Approximately one-half of the 1996 amount represented contracts related to Dutch guilders and various European currencies. The remaining balance in 1996 and substantially all of the 1995 balance represented contracts related to the U.S. and Canadian dollars.

L. COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency or by a state-level environmental agency. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

     While neither the timing nor the amount of the ultimate costs associated with future environmental cleanup can be determined, management does not expect that those matters will have a material adverse effect on the Company's consolidated financial position.

     At December 31, 1996, PACCAR had standby letters of credit outstanding totaling $39.4, which guarantee various insurance and financing activities.

     The Company's Netherlands subsidiary has an agreement with its supplier of light trucks to purchase a minimum yearly quantity. This agreement is effective through the middle of 1999 and approximates $165 annually.

     PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

M. RETIREMENT PLANS

PACCAR has several defined benefit pension plans, including union-negotiated and multi-employer plans, which cover a majority of its employees. Benefits under the plans are generally based on an employee's highest compensation levels and total

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

years of service. The Company's policy is to fund its plans based on legal requirements, tax considerations, local practices and investment opportunities.

     Pension expense for all plans was $14.8 in 1996, $16.8 in 1995 and $14.9 in 1994.

     The following data relates to all plans of the Company except for certain multi-employer union-negotiated and supplemental retirement plans.

WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ACTUARIAL PRESENT VALUE OF PLAN BENEFIT OBLIGATIONS:

                                                      1996      1995      1994
------------------------------------------------------------------------------
Discount rate                                        7.50%     7.50%     8.00%
Rate of increase in future compensation levels       4.75%     4.75%     5.75%
Assumed long-term rate of return on plan assets      8.00%     8.00%     8.00%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

COMPONENTS OF PENSION EXPENSE:

                                                      1996      1995      1994
------------------------------------------------------------------------------
Interest cost                                       $ 21.2     $19.7    $ 18.2
Service cost                                          13.6      12.4      11.6
Return on assets                                     (38.1)    (48.9)     (2.6)
Net amortization and deferrals                        12.7      27.2     (17.7)
------------------------------------------------------------------------------
Net pension expense                                 $  9.4     $10.4    $  9.5
------------------------------------------------------------------------------
------------------------------------------------------------------------------

FUNDED STATUS AT DECEMBER 31:

                                                                1996      1995
------------------------------------------------------------------------------
Vested benefit obligation                                     $256.3    $225.6
Accumulated benefit obligation                                 259.9     228.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Plan assets at fair value                                     $342.4    $304.1
Projected benefit obligation                                   303.4     275.2
------------------------------------------------------------------------------
Excess of plan assets                                           39.0      28.9
Unrecognized net asset                                          (4.7)     (6.5)
Unrecognized net experience gain                               (44.4)    (29.3)
Unrecognized prior service cost                                 11.1      12.6
------------------------------------------------------------------------------
Prepaid pension cost                                          $  1.0    $  5.7
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     The Company has unfunded supplemental retirement plans for employees whose benefits under qualified salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $1.9 in 1996, $1.8 in 1995 and $1.6 in 1994. At December 31, 1996, the projected benefit obligation for these plans was $12.7. The accumulated benefit obligation of $11.2 has been recognized as a liability in the balance sheet and is equal to the amount of vested benefits.

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

     The following data relates to unfunded postretirement medical and life insurance plans.

COMPONENTS OF RETIREE EXPENSE:

                                                      1996      1995      1994
------------------------------------------------------------------------------
Interest cost                                         $2.0      $1.7      $1.6
Service cost                                           1.7       1.0        .9
Amortization of transition obligation                   .7        .6        .6
------------------------------------------------------------------------------
Net retiree expense                                   $4.4      $3.3      $3.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

UNFUNDED STATUS AT DECEMBER 31:

                                                                1996      1995
------------------------------------------------------------------------------
Accumulated benefits:
 Actives not eligible to retire                                $20.5     $16.4
 Actives eligible to retire                                      5.0       4.6
 Retirees                                                        4.2       4.1
------------------------------------------------------------------------------
                                                                29.7      25.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Unrecognized net loss                                           (6.1)     (5.0)
Unrecognized transition obligation                              (7.0)     (7.5)
------------------------------------------------------------------------------
Accrued postretirement benefits                                $16.6     $12.6
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     A discount rate of 7.5% and a long-term medical inflation rate of 7% were used in calculating the APBO. A 1% increase in the medical inflation-rate assumption would increase the APBO as of December 31, 1996, by approximately $3.6 and the 1996 expense provision by approximately $.5.

     The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. Expenses for these plans were $12.3 in 1996, $11.5 in 1995, and $10.9 in 1994.

36


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

N. INCOME TAXES

                                                      1996      1995      1994
------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES:
  Domestic                                          $271.5    $364.6    $250.3
  Foreign                                             41.4      35.0      69.8
------------------------------------------------------------------------------
                                                    $312.9    $399.6    $320.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES:

  Current provision:
    Federal                                         $ 90.8    $121.5    $ 92.6
    Foreign                                            6.8      13.0      28.9
    State                                             13.3      16.9      10.8
------------------------------------------------------------------------------
                                                     110.9     151.4     132.3

  Deferred provision (benefit):
    Federal and state                                 (3.0)     (6.4)    (13.6)
    Foreign                                            4.0       1.8      (3.1)
------------------------------------------------------------------------------
                                                       1.0      (4.6)    (16.7)
------------------------------------------------------------------------------
                                                    $111.9    $146.8    $115.6
------------------------------------------------------------------------------
------------------------------------------------------------------------------

RECONCILIATION OF STATUTORY U.S. TAX TO ACTUAL PROVISION:

Statutory rate                                         35%       35%       35%
Statutory tax                                       $109.5    $139.8    $112.0
Effect of:
  State income taxes                                   8.4      12.8      10.8
  Foreign tax rates                                   (1.0)       .3      (1.9)
  FSC benefit                                         (2.3)     (2.0)     (1.3)
  Tax-exempt income                                   (5.2)     (6.3)     (4.9)
  Other                                                2.5       2.2        .9
------------------------------------------------------------------------------
                                                    $111.9    $146.8    $115.6
------------------------------------------------------------------------------
------------------------------------------------------------------------------

COMPONENTS OF DEFERRED TAX ASSETS (LIABILITIES):

AT DECEMBER 31:                                                 1996      1995
------------------------------------------------------------------------------
ASSETS:

  Provisions for accrued expenses                            $ 111.5   $ 100.1
  Allowance for losses on receivables                           20.6      20.1
  Other                                                         14.0      15.2
------------------------------------------------------------------------------
                                                               146.1     135.4
LIABILITIES:

  Asset capitalization and depreciation                        (42.0)    (29.7)
  Financing and leasing activities                            (134.0)   (129.8)
  Other                                                        (38.0)    (27.6)
------------------------------------------------------------------------------
                                                              (214.0)   (187.1)
------------------------------------------------------------------------------
Net deferred tax liability                                   $ (67.9)  $ (51.7)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

CLASSIFICATION OF DEFERRED TAX ASSETS AND LIABILITIES:
MANUFACTURING AND PARTS:

  Deferred taxes and other current assets                    $  57.4   $  52.3
  Deferred taxes, goodwill and other                             2.5       9.7
   Other, including deferred taxes                             (14.6)

FINANCIAL SERVICES:

  Deferred income taxes and other                             (113.2)   (113.7)
------------------------------------------------------------------------------
Net deferred tax liability                                   $ (67.9)  $ (51.7)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $160 at December 31, 1996. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that the available foreign tax credits would substantially offset any potential federal tax liability.

     Cash paid for income taxes was $121.3 in 1996, $149.1 in 1995 and $130.1 in 1994.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

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

     FINANCIAL SERVICES NET RECEIVABLES: For floating-rate loans, including wholesale financings that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions are not included in net receivables.

     SHORT- AND LONG-TERM DEBT: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's interest-rate contracts are based on costs which would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties' credit standing at current market interest rates. The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

     TRADE RECEIVABLES AND PAYABLES: Carrying amounts approximate fair value and have been excluded from the accompanying table.

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                            CARRYING      FAIR
1996                                                          AMOUNT     VALUE
------------------------------------------------------------------------------
MANUFACTURING AND PARTS:

Cash and equivalents                                          $203.0    $203.0
Marketable securities                                          304.9     304.9
Short-term debt                                                347.4     347.4
Long-term debt                                                  35.0      38.9

FINANCIAL SERVICES:

Cash and equivalents                                            19.9      19.9
Net receivables                                              2,053.8   2,037.0
Commercial paper and bank loans                                982.0     982.0
Long-term debt                                               1,112.0   1,111.0

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements, represented an additional liability of $2.9, if recorded at fair value at December 31, 1996.

                                                            CARRYING      FAIR
1995                                                          AMOUNT     VALUE
------------------------------------------------------------------------------
MANUFACTURING AND PARTS:

Cash and equivalents                                        $  172.0  $  172.0
Marketable securities                                          437.3     437.3
Short-term debt                                                   .2        .2
Long-term debt                                                   8.9       8.9

FINANCIAL SERVICES:

Cash and equivalents                                            12.0      12.0
Net receivables                                              2,006.0   2,019.3
Commercial paper and bank loans                                952.4     952.4
Long-term debt                                               1,149.6   1,162.1

     The Company's off-balance-sheet financial instruments, consisting of interest-rate agreements, represented an additional liability of $3.6, if recorded at fair value at December 31, 1995.

38


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)

P. FOREIGN OPERATIONS AND CURRENCY TRANSLATION

Except for Mexican operations, all foreign assets and liabilities are translated into U.S. dollars at current exchange rates and all income statement amounts are translated at an average of the month-end rates. Resulting gains and losses are deferred and classified as a separate component of stockholders' equity. Beginning in 1996, inventories, cost of sales, property, plant and equipment, and depreciation of the Company's Mexican subsidiary were translated at historical rates. Mexican translation gains and losses are included in net income.

     Translation and transaction net gains increased net income by $1.2 in 1996, $4.8 in 1995 and $3.7 in 1994. In both 1995 and 1994, the effect of the peso devaluation on U.S. dollar-denominated accounts maintained by PACCAR's Mexican subsidiary resulted in net exchange gains. Substantially all of the gains in those years resulted from the impact of translating the balance sheet of the Mexican subsidiary.

     In August 1995, PACCAR purchased the remaining 45% interest in VILPAC S.A. (VILPAC) for a total cost of $45.0 in cash. The Company used the purchase method of accounting for the acquisition. Had the transaction occurred January 1, 1995, the impact on PACCAR's consolidated net income would have been immaterial.

Q. STOCKHOLDERS' EQUITY

STOCKHOLDER RIGHTS PLAN: The plan provides one right for each share of PACCAR common stock outstanding. Rights generally become exercisable if a person publicly announces the intention to acquire 10% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for one hundred and fifty dollars, from PACCAR, a fractional share of newly designated Series A Junior Participating Preferred Stock. Each such fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2000, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

R. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA

PACCAR operates in three principal industries: Trucks, Auto Parts and Financial Services.

     The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. The Truck and Financial Services segments derive a large proportion of their revenues and income before taxes from operations in the United States, although with the DAF acquisition, Europe will become more significant in the future.

     Auto Parts is composed of automotive parts sales and related services sold through company-operated retail stores.

     The Financial Services segment is composed of finance and leasing services provided to truck customers and dealers.

     Sales among the industry segments and among geographic areas were insignificant.

     Goodwill arising from acquisitions and related amortization expense is included in industry and geographic identifiable assets and income before taxes, respectively, based on the industry and geographic area of the acquired businesses.

     Minority interest and other in 1995 included a pretax gain of $12.1 from resolution of litigation involving environmental cost reimbursements. Minority interest and other also included the minority's share of VILPAC losses in 1995 and profits in 1994.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1996, 1995 AND 1994 (CURRENCIES IN MILLIONS)


INDUSTRY SEGMENT DATA                                 1996      1995      1994
------------------------------------------------------------------------------
Revenues:
 Trucks                                           $4,020.7  $4,291.6  $4,029.1
 Auto Parts                                          184.6     175.3     172.1
 Financial Services                                  267.9     257.5     210.9
 Other Operating                                     126.5     123.8      93.0
------------------------------------------------------------------------------
                                                  $4,599.7  $4,848.2  $4,505.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Income before taxes:
 Trucks                                           $  236.0  $  321.1  $  299.4
 Auto Parts                                            6.4       5.5       4.2
 Financial Services                                   68.3      53.3      57.5
 Other Operating                                      12.3      13.1       4.3
 Corporate expenses, net of other revenues           (40.2)    (36.3)    (52.8)
 Investment income                                    28.4      27.7      24.1
 Minority interest and other                           1.7      15.2     (16.6)
------------------------------------------------------------------------------
                                                  $  312.9  $  399.6  $  320.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Depreciation and amortization:
 Trucks                                           $   49.7  $   40.9  $   34.5
 Auto Parts                                            5.3       5.2       5.1
 Financial Services                                   17.1      17.7      15.2
 Other                                                 5.2       5.2       4.1
 Corporate                                             3.8       4.5       4.3
------------------------------------------------------------------------------
                                                  $   81.1  $   73.5  $   63.2
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Capital expenditures:
 Trucks                                           $   89.5  $   67.3  $   39.3
 Auto Parts                                            5.3       3.4       2.4
 Financial Services                                   15.3      13.0      25.7
 Other                                                 2.3       5.0      11.2
 Corporate                                            10.8       5.0       2.0
------------------------------------------------------------------------------
                                                  $  123.2  $   93.7  $   80.6
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Identifiable assets:
 Trucks                                           $1,671.7  $  753.5  $  748.9
 Auto Parts                                           95.9      94.4      94.5
 Financial Services                                2,821.7   2,744.3   2,365.5
 Other                                                95.7      95.1      94.8
 Manufacturing cash and marketable securities        507.9     609.3     531.6
 Corporate                                           105.9      93.9      92.9
------------------------------------------------------------------------------
                                                  $5,298.8  $4,390.5  $3,928.2
------------------------------------------------------------------------------
------------------------------------------------------------------------------

GEOGRAPHIC AREA DATA                                  1996      1995      1994
------------------------------------------------------------------------------
Revenues:
 United States                                    $3,608.8  $4,108.8  $3,548.9
 Other                                               990.9     739.4     956.2
------------------------------------------------------------------------------
                                                  $4,599.7  $4,848.2  $4,505.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Income before taxes:
 United States                                    $  270.4  $  352.5  $  276.8
 Other                                                52.6      40.5      88.6
 Corporate expenses, net of other revenues           (40.2)    (36.3)    (52.8)
 Investment income                                    28.4      27.7      24.1
 Minority interest and other                           1.7      15.2     (16.6)
------------------------------------------------------------------------------
                                                  $  312.9  $  399.6  $  320.1
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Identifiable assets:
 United States                                    $3,155.3  $3,069.7  $2,722.1
 Europe                                              986.7      94.4      82.0
 Other                                               543.0     523.2     499.6
 Manufacturing cash and marketable securities        507.9     609.3     531.6
 Corporate                                           105.9      93.9      92.9
------------------------------------------------------------------------------
                                                  $5,298.8  $4,390.5  $3,928.2
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Export revenues of U.S. companies                 $  441.7  $  263.0  $  117.8
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                                   PACCAR INC AND SUBSIDIARIES

40


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP


Seattle, Washington
February 14, 1997






                    COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. There were 3,099 record holders of the common stock at December 31, 1996.


1996               CASH DIVIDENDS            STOCK PRICE              1995             CASH DIVIDENDS              STOCK PRICE
QUARTER                  DECLARED        HIGH            LOW          QUARTER                DECLARED          HIGH            LOW
-----------------------------------------------------------------------------------------------------------------------------------
First                        $.25     $53 1/2       $41 3/4           First                      $.25      $48             $40 3/4
Second                        .25      51 7/8        45 3/4           Second                      .25       51 1/2          41 3/4
Third                         .25      55 3/4        44 9/16          Third                       .25       54 5/8          46 1/4
Fourth                        .25      73 1/8        48               Fourth                      .25       51 3/4          39 1/4
Year-End Extra              $1.50                                     Year-End Extra            $3.00
-----------------------------------------------------------------------------------------------------------------------------------


The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

                          QUARTERLY RESULTS (UNAUDITED)



                                                                                                 QUARTER
                                                                           FIRST         SECOND          THIRD         FOURTH
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  (MILLIONS EXCEPT PER SHARE DATA)

1996
Net Sales                                                               $1,027.7       $1,033.9       $1,046.8       $1,208.4
Gross Profit                                                               132.7          136.5          138.4          171.9
Financial Services Income Before Income Taxes                               16.7           16.7           16.9           18.0
Net Income                                                                  35.7           51.7           51.1           62.5
Weighted Average Number of Common Shares Outstanding                        38.9           38.9           38.9           38.9
Net Income Per Share                                                    $    .92       $   1.33       $   1.31       $   1.61
-----------------------------------------------------------------------------------------------------------------------------
1995
Net Sales                                                               $1,123.7       $1,205.3       $1,147.0       $1,096.5
Gross Profit                                                               144.7          165.0          155.4          156.7
Financial Services Income Before Income Taxes                               10.6           14.4           14.6           13.7
Net Income                                                                  54.3           65.1           68.3           65.1
Weighted Average Number of Common Shares Outstanding                        38.9           38.9           38.9           38.9
Net Income Per Share                                                    $   1.40       $   1.67       $   1.76       $   1.67
-----------------------------------------------------------------------------------------------------------------------------


     First quarter 1996 net income includes an $11 after-tax charge for closure of the Canadian plant and cessation of production at a plant in the Seattle area. Fourth quarter sales, gross profit and net income include results of DAF Trucks N.V. from November 15, 1996, the date of acquisition.



                             SELECTED FINANCIAL DATA


                                                             1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------
                                                                             (MILLIONS EXCEPT PER SHARE DATA)

NET SALES                                                $4,316.8       $4,572.5       $4,285.1       $3,378.9       $2,576.8
FINANCIAL SERVICES REVENUE                                  267.9          257.5          210.9          166.6          161.1
NET INCOME                                                  201.0          252.8          204.5          142.2           65.2
TOTAL ASSETS:
  Manufacturing and Parts                                 2,477.1        1,646.2        1,562.7        1,343.9        1,235.7
  Financial Services                                      2,821.7        2,744.3        2,365.5        1,947.3        1,556.4
LONG-TERM DEBT:
  Manufacturing and Parts                                    32.9           10.7           11.1           11.7           12.5
  Financial Services                                      1,112.0        1,149.6          999.9          709.1          494.4
STOCKHOLDERS' EQUITY                                      1,358.0        1,251.2        1,174.5        1,107.5        1,038.4
PER COMMON SHARE:
  Net Income                                             $   5.17       $   6.50      $    5.26       $   3.66       $   1.68
  Cash Dividends Declared                                    2.50           4.00           3.00           1.74           1.13
-----------------------------------------------------------------------------------------------------------------------------

                                                   PACCAR INC AND SUBISIDIARIES