Form 10-K, Exhibit 13
period 1997-12-31
PACCAR INC
filed 1998-03-25
CIK 75362

                           ANNUAL REPORT ON FORM 10-K

                                   ITEM 14(c)

                                CERTAIN EXHIBITS

                          YEAR ENDED DECEMBER 31, 1997

                           PACCAR INC AND SUBSIDIARIES

                              BELLEVUE, WASHINGTON

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS

    (TABLES IN MILLIONS)

    RESULTS OF OPERATIONS:

                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------
Revenues:
  Manufacturing and Parts......................................................  $ 6,479.4  $ 4,334.4  $ 4,592.9
  Financial Services...........................................................  $   284.3  $   267.9  $   257.5
                                                                                 ---------  ---------  ---------
Income Before Taxes:
  Manufacturing and Parts......................................................  $   379.6  $   217.1  $   305.6
  Financial Services...........................................................       71.3       68.3       53.3
  Gain on sale of subsidiary...................................................       55.7
  Investment Income............................................................       24.7       25.8       25.5
  Other, net...................................................................        3.4        1.7       15.2
Income Taxes...................................................................     (190.1)    (111.9)    (146.8)
                                                                                 ---------  ---------  ---------
Net Income.....................................................................  $   344.6  $   201.0  $   252.8
                                                                                 ---------  ---------  ---------

OVERVIEW:

PACCAR's net income in 1997 was $344.6 million, or $4.43 per share, on sales of $6.5 billion. This compares to 1996 net income of $201.0 million, or $2.59 per share, on sales of $4.3 billion. Results in 1997 reflect the consolidation of DAF Trucks, N.V., the European truck manufacturer, acquired on November 15, 1996. DAF's impact on PACCAR's 1996 operating results was not significant. Net income in 1997 also includes a $55.7 million ($35 million after-tax) gain on the sale of its oilfield equipment business, Trico Industries.

    Manufacturing and Parts income before taxes increased by 75% to $379.6 million in 1997 from the $217.1 million earned in 1996. The $162.5 million increase resulted largely from the acquisition of DAF, continued strengthening of the Mexican economy and the resultant increased truck demand and improved truck markets in the United States and Canada in the second half of 1997. In addition, results in 1996 were reduced by the $18.0 million pretax plant closure charge.

    Financial Services pretax income increased to $71.3 million in 1997 from $68.3 million in 1996 primarily as a result of improvements in operations by PACCAR's finance company in Mexico and its leasing company in the United States.

    In 1995, "Other, net" primarily included a gain from the favorable resolution of litigation involving environmental cost reimbursements. Similar gains in 1996 and 1997 were minimal.

TRUCKS

The most significant segment for PACCAR continues to be Trucks, accounting for 91% of consolidated revenues in 1997, 87% in 1996 and 89% in 1995. The financial impact of this segment grew in 1997 with the inclusion of DAF for a full year and with improvements in virtually all of PACCAR's markets, worldwide. DAF's results were favorably impacted by strong customer demand for the new model 95XF, which was named 1998 International Truck of the Year by the European industry press. Substantially all of PACCAR's factories were at or near record levels of production at the end of 1997. The current economic crisis in Asia is not expected to have a significant direct impact on PACCAR. However, if industrial production in North America and Europe is negatively impacted, demand for new and used trucks in those key markets could soften.

    The Truck segment includes all of the Company's domestic and international truck manufacturing and related aftermarket parts distribution operations.

                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------
Truck Revenues.................................................................  $ 6,155.9  $ 4,020.7  $ 4,291.6
                                                                                 ---------  ---------  ---------
Pretax Income..................................................................  $   414.2  $   236.0  $   321.1
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

1997 COMPARED TO 1996:

PACCAR's worldwide truck revenues increased 53% to over $6.1 billion in 1997 on record sales volume in excess of 79,000 trucks, making it the second-largest producer of heavy-duty trucks in the world. Income before taxes from truck operations was a record $414.2 million, a 76% increase over the $236.0 million earned in 1996.

    The United States continues to be PACCAR's largest market in terms of both sales and profitability. Class 8 truck registrations in the United States for 1997 were comparable to 1996. PACCAR was again able to achieve a 21% market share of U.S. Class 8 registrations.

    In western Europe, PACCAR had more than 9% of the market for heavy-duty trucks. The percentage of 1997 consolidated truck revenues from PACCAR operations in Europe increased to 32% in 1997 from 9% in 1996 primarily due to including DAF for a full year in 1997.

    Sales and profits outside the United States and Europe increased substantially, largely due to stronger overall markets in Mexico and Australia.

In Canada, profitability also significantly improved in 1997 compared to 1996, when the plant closure charge unfavorably impacted results. PACCAR's Canadian truck plant remained closed in 1997, however, an agreement, which is subject to certain conditions, signed with the Canadian and Quebec governments in September of 1997, will provide partial financing for a refurbishment and reopening of the Canadian plant.

    Sales and profits increased again in 1997 for the Company's truck parts distribution business. Operating results benefited from the rising number of heavy-duty trucks in service today and from growth of the truck parts distribution network.

    PACCAR's international division, which exports trucks worldwide, also increased revenues and profit in 1997 and continues to expand its geographic coverage. The Chinese joint venture formed in 1996 to provide Class 8 trucks for the Chinese market is progressing slowly, as anticipated.

    With the addition of DAF, PACCAR invested record amounts in new technology, incurring over $84.0 million in research and development expense, a 79% increase over 1996. New product introductions included the DAF 95XF, the Peterbilt UltraSleeper and an expanded product range of the Kenworth T2000.

1996 COMPARED TO 1995:

In 1996, worldwide truck revenues for PACCAR declined 6% to $4.0 billion from 1995. Income before taxes from truck operations was $236.0 million compared to $321.1 million in 1995, a 27% decrease. PACCAR's 1996 worldwide truck unit sales volumes, excluding DAF, decreased approximately 16% from the 1995 level of over 54,000 units. In addition, profitability decreased due to the $18 million pretax plant closure charge. Consolidation of DAF operations beginning November 15, 1996, partially offset lower sales volumes in the United States, Canada and the United Kingdom. Mexican operations experienced a significant improvement in Class 8 truck sales volume in 1996.

    Class 8 truck registrations in the United States decreased approximately 11% in 1996 to 185,000 units. PACCAR attained a market share in excess of 21%, slightly ahead of 1995.

OTHER PRODUCTS

The Company's retail auto parts operations are located on the West Coast.
Retail revenues grew in both 1997 and 1996 by adding new stores and achieving modest gains in same store sales. The addition of new stores and better customer service has also resulted in steady growth in profitability. Pretax income in 1997 increased for the fifth year in a row.

    PACCAR's other manufactured products included winches and, prior to its sale, the Company's oilfield equipment business. Combined revenues in 1997 were slightly lower than 1996 due to the sale of the oilfield equipment business in the fourth quarter of 1997. Combined operating profits increased in 1997 due largely to stronger winch sector sales. Revenues and profits in 1996 were slightly lower than in 1995 due to lower margins arising from more competitive market conditions and a less favorable product mix.

FINANCIAL SERVICES

The Financial Services segment, including PACCAR Financial Corp. (PFC),
PACCAR Leasing Corporation and the Company's finance subsidiaries in Australia, Canada, Mexico and the United Kingdom, derives earnings primarily from financing the sale of PACCAR products.

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Financial Services Revenues..........................................................  $   284.3  $   267.9  $   257.5
                                                                                       ---------  ---------  ---------
Pretax Income........................................................................  $    71.3  $    68.3  $    53.3
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

1997 COMPARED TO 1996:

Financial Services operations earned $71.3 million before taxes in 1997, up
$3.0 million or 4% compared to 1996. Increases achieved by PACCAR's finance company in Mexico and its leasing company in the United States were partially offset by lower profitability in its largest finance subsidiary, PFC. PFC experienced more competitive market conditions in 1997, which resulted in a less favorable interest rate spread compared to 1996. The increased competitive conditions are expected to continue into 1998.

    In 1997, all of PACCAR's finance and leasing operations experienced portfolio growth as a result of strong heavy-duty truck sales. The overall credit quality of the loan and lease receivable portfolio remained high due to favorable economic conditions and a continued focus on credit controls.

1996 COMPARED TO 1995:

Pretax income increased 28% to $68.3 million due to lower loan loss provisions at the Mexican finance companies and to overall portfolio growth. The provision for losses decreased due to relatively low credit losses and improved economic conditions in Mexico.

LIQUIDITY AND CAPITAL RESOURCES:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Cash and cash equivalents............................................................  $   337.9  $   222.9  $   184.0
Marketable securities................................................................      357.0      304.9      437.3
                                                                                       ---------  ---------  ---------
                                                                                       $   694.9  $   527.8  $   621.3
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

The Company's cash and marketable securities totaled $694.9 million at December 31, 1997, approximately $170 million more than 1996. This increase can be attributed to the sale of Trico Industries, which provided $105.0 million in proceeds, and to incremental cash flows from consolidation of DAF operations for a full year in 1997. Cash from operations improved to $438.4 million compared to $358.3 million in 1996.

    In 1997, PACCAR converted the note used to partially finance the DAF acquisition from short-term to long-term guilder denominated debt. The principal balance of the remaining long-term debt amounted to $228.5 million at December 31, 1997. Payments on this debt are being provided from DAF's net operating cash flows. Due to movements in the exchange rates from the time the original debt was incurred to the time debt payments were made, the Company experienced a significantly favorable effect of exchange rate changes on cash.

    In 1996, the DAF acquisition utilized approximately $118 million in cash, which represented the primary reason for the decrease in consolidated cash and marketable securities of $93.5 million compared to 1995. Cash from operations of $358.3 million was up $60.0 million from 1995.

    The Company's strong liquidity position continues to provide financial stability and strength.

MANUFACTURING AND PARTS

Cash for working capital, capital expenditures, repayment of DAF acquisition debt and research and development has been provided by operations. Management expects this to continue.

    Property, plant and equipment additions for 1997 totaled $103.0 million. PACCAR's truck operations made significant investments in the expansion and modernization of their facilities, state-of-the-art hardware and software to continually improve the design and quality of its products and tooling to meet the demands of an aggressive product development plan. Over the last five years (1993 through 1997), the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $430 million. During the next several years, average spending for ongoing capital additions and product development at PACCAR is expected to be higher. Along with the additional spending for DAF, the Company also expects to make significant investments in new technology to support business process improvements, to expand the Company's manufacturing capacity, and to increase its network of retail auto parts locations.

    PACCAR plans to refurbish and reopen its Canadian truck plant by mid-1999. An agreement with the governments of Canada and Quebec will provide partial funding through a public financing package. PACCAR expects to fund the remainder from working capital.

    Cash generated in foreign operations is generally reinvested in those operations.

FINANCIAL SERVICES

    The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. Transactions with PACCAR, such as capital contributions and intercompany loans, are an additional source of funds.

    In 1997, growth in net finance receivables was funded primarily with additional borrowing by the finance and leasing companies. In 1996, PFC filed a shelf registration under which up to $1 billion of medium-term notes could be issued as needed. At the end of 1997, $265 million of this registration was still available for issuance. PFC plans to file another shelf registration during 1998. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to the corresponding assets. As part of this policy, the companies use over-the-counter interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the amount of contracts outstanding.

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

    Expenditures were approximately $6 million in 1997, $4 million in 1996 and $7 million in 1995 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows will be materially greater than recent experience.

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

    The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $30 million and $55 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

    In prior years, the Company was successful in recovering a portion of its environmental remediation costs from insurers, but does not believe future recoveries from insurance carriers will be significant.

    While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position.

YEAR 2000 STATUS:

    PACCAR began its formal assessment of Year 2000 compliance issues in the second quarter of 1996. The Company has completed the evaluation of virtually all computer systems and applications used by the Company and its subsidiaries. PACCAR has prioritized the non-compliant systems and expects to substantially complete modifications to all significant systems by the end of 1998. Outside specialists have been retained to assist in this process to the extent considered necessary. Total cost to complete these projects is estimated to be $25 million, which is not expected to be material to the Company's financial position or results of operations. In addition, major suppliers and dealers have been contacted to identify any electronic interface systems which could be vulnerable to a supplier's or dealer's internal Year 2000 problems. The Company is working closely with these vendors and dealers to ensure that any significant issues are resolved in a timely manner.

                       CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31                                                             1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                (MILLIONS EXCEPT PER SHARE DATA)
MANUFACTURING AND PARTS:

REVENUES
Net sales......................................................................  $ 6,467.6  $ 4,316.8  $ 4,572.5
Other..........................................................................       11.8       17.6       20.4
                                                                                 ---------  ---------  ---------
                                                                                   6,479.4    4,334.4    4,592.9
COSTS AND EXPENSES
Cost of sales..................................................................    5,549.3    3,737.3    3,950.7
Selling, general and administrative............................................      532.9      375.8      334.6
Interest.......................................................................       17.6        4.2        2.0
                                                                                 ---------  ---------  ---------
                                                                                   6,099.8    4,117.3    4,287.3
                                                                                 ---------  ---------  ---------
MANUFACTURING AND PARTS INCOME BEFORE INCOME TAXES.............................      379.6      217.1      305.6

FINANCIAL SERVICES:

REVENUES.......................................................................      284.3      267.9      257.5
COSTS AND EXPENSES
Interest and other.............................................................      151.5      147.6      143.5
Selling, general and administrative............................................       53.6       46.8       46.4
Provision for losses on receivables............................................        7.9        5.2       14.3
                                                                                 ---------  ---------  ---------
                                                                                     213.0      199.6      204.2
                                                                                 ---------  ---------  ---------
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES..................................       71.3       68.3       53.3

OTHER:

Gain on sale of subsidiary.....................................................       55.7
Investment income..............................................................       24.7       25.8       25.5
Other, net.....................................................................        3.4        1.7       15.2
                                                                                 ---------  ---------  ---------
TOTAL INCOME BEFORE INCOME TAXES...............................................      534.7      312.9      399.6
Income taxes...................................................................      190.1      111.9      146.8
                                                                                 ---------  ---------  ---------
NET INCOME.....................................................................  $   344.6  $   201.0  $   252.8
                                                                                 ---------  ---------  ---------
NET INCOME PER SHARE
Basic..........................................................................  $    4.43  $    2.59  $    3.25
                                                                                 ---------  ---------  ---------
Diluted........................................................................  $    4.41  $    2.59  $    3.25
                                                                                 ---------  ---------  ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING...........................       77.8       77.7       77.7
                                                                                 ---------  ---------  ---------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CONSOLIDATED BALANCE SHEETS

ASSETS
DECEMBER 31                                                              1997        1996
                                                                      ---------    ---------
                                                                       (MILLIONS OF DOLLARS)
MANUFACTURING AND PARTS:

CURRENT ASSETS
Cash and cash equivalents............................................    $318.6    $   203.0
Trade and other receivables, net of allowance for
  losses (1997 -- $15.8 and 1996 -- $14.7)...........................     600.3        560.5
Marketable securities................................................     357.0        304.9
Inventories..........................................................     393.5        406.5
Deferred taxes and other current assets..............................      86.7         73.3
                                                                      ---------    ---------
TOTAL MANUFACTURING AND PARTS CURRENT ASSETS.........................   1,756.1      1,548.2
Deferred taxes, goodwill and other...................................     183.5        196.3
Property, plant and equipment, net...................................     665.9        732.6
                                                                      ---------    ---------
TOTAL MANUFACTURING AND PARTS ASSETS.................................   2,605.5      2,477.1
                                                                      ---------    ---------
FINANCIAL SERVICES:

Cash and cash equivalents............................................      19.3         19.9
Finance and other receivables,
  net of allowance for losses (1997 -- $57.5 and 1996 -- $54.0 ).....   3,131.0      2,972.4
  Less unearned interest.............................................    (237.1)      (235.5)
                                                                      ---------    ---------
                                                                        2,893.9      2,736.9
Equipment on operating leases, net...................................      55.8         44.9
Other assets.........................................................      24.9         20.0
                                                                      ---------    ---------
TOTAL FINANCIAL SERVICES ASSETS......................................   2,993.9      2,821.7
                                                                      ---------    ---------
                                                                       $5,599.4    $ 5,298.8
                                                                      ---------    ---------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY


DECEMBER 31                                                             1997         1996
                                                                      ---------    ---------
                                                                       (MILLIONS OF DOLLARS)
MANUFACTURING AND PARTS:

CURRENT LIABILITIES
Accounts payable and accrued expenses................................  $1,037.6    $   914.4
Notes payable........................................................                  347.4
Current portion of long-term debt....................................      15.0          6.2
Dividend payable.....................................................     116.7         58.3
Income taxes and other...............................................      44.5         25.2
                                                                      ---------    ---------
TOTAL MANUFACTURING AND PARTS CURRENT LIABILITIES....................   1,213.8      1,351.5
Long-term debt.......................................................     236.6         32.9
Other, including deferred taxes......................................     226.1        225.2
                                                                      ---------    ---------
TOTAL MANUFACTURING AND PARTS LIABILITIES............................   1,676.5      1,609.6

FINANCIAL SERVICES:

Accounts payable and accrued expenses................................      85.8         85.1
Commercial paper and bank loans......................................   1,086.7        982.0
Long-term debt.......................................................   1,097.7      1,112.0
Deferred income taxes and other......................................     154.9        152.1
                                                                      ---------    ---------
TOTAL FINANCIAL SERVICES LIABILITIES.................................   2,425.1      2,331.2

STOCKHOLDERS' EQUITY

Preferred stock, no par value-- authorized 1.0 million
  shares, none issued
Common stock, $1 par value-- authorized 200.0
  million shares, 77.8 million shares issued and outstanding.........      77.8        466.4
Additional paid-in capital...........................................     609.9        219.0
Retained earnings....................................................     940.8        757.7
Currency translation and net unrealized investment gains
or (losses)..........................................................    (130.7)       (85.1)
                                                                      ---------    ---------
TOTAL STOCKHOLDERS' EQUITY...........................................   1,497.8      1,358.0
                                                                      ---------    ---------
                                                                       $5,599.4    $ 5,298.8
                                                                      ---------    ---------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


DECEMBER 31                                                                   1997          1996          1995
------------------------------------------------------------------------  ------------  ------------  ------------
                                                                              (MILLIONS EXCEPT SHARE DATA)
COMMON STOCK, $1 PAR VALUE: ($12 PAR VALUE--1996 AND 1995)
Balance at beginning of year............................................  $      466.4  $      466.3  $      466.3
Reduction in par value from $12 per share to $1 per share...............        (427.8)
Stock split.............................................................          38.9
Stock options exercised.................................................            .3            .1
                                                                          ------------  ------------  ------------
Balance at end of year..................................................  $       77.8  $      466.4  $      466.3
                                                                          ------------  ------------  ------------
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year............................................  $      219.0  $      218.7  $      218.2
Reduction in par value from $12 per share to $1 per share...............         427.8
Stock split.............................................................         (38.9)
Other, including options exercised and tax benefit......................           2.0            .3            .5
                                                                          ------------  ------------  ------------
Balance at end of year..................................................  $      609.9  $      219.0  $      218.7
                                                                          ------------  ------------  ------------
RETAINED EARNINGS:
Balance at beginning of year............................................  $      757.7  $      653.8  $      556.5
Net income..............................................................         344.6         201.0         252.8
Cash dividends declared on common stock, per share: 1997-- $2.075;
  1996--$1.25; 1995--$2.00..............................................        (161.5)        (97.1)       (155.5)
                                                                          ------------  ------------  ------------
Balance at end of year..................................................  $      940.8  $      757.7  $      653.8
                                                                          ------------  ------------  ------------
NET UNREALIZED INVESTMENT GAINS (LOSSES):
Balance at beginning of year............................................  $         .6  $        2.2  $       (1.5)
Net unrealized gains (losses)...........................................            .3          (1.6)          3.7
                                                                          ------------  ------------  ------------
Balance at end of year..................................................  $         .9  $         .6  $        2.2
                                                                          ------------  ------------  ------------
CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year............................................  $      (85.7) $      (89.8) $      (65.0)
Translation gains (losses)..............................................         (45.9)          4.1         (24.8)
                                                                          ------------  ------------  ------------
Balance at end of year..................................................  $     (131.6) $      (85.7) $      (89.8)
                                                                          ------------  ------------  ------------
TOTAL STOCKHOLDERS' EQUITY..............................................  $    1,497.8  $    1,358.0  $    1,251.2
                                                                          ------------  ------------  ------------
SHARES OF CAPITAL STOCK COMMON STOCK ISSUED, $1 PAR VALUE:
Balance at beginning of year............................................    38,871,278    38,862,359    38,859,281
Stock options exercised.................................................        48,567         8,919         3,078
Stock split.............................................................    38,906,927
                                                                          ------------  ------------  ------------
Balance at end of year..................................................    77,826,772    38,871,278    38,862,359
                                                                          ------------  ------------  ------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31                                                              1997       1996       1995
--------------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                       (MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:

NET INCOME......................................................................  $   344.6  $   201.0  $   252.8
ITEMS INCLUDED IN NET INCOME NOT AFFECTING CASH:
  Depreciation and amortization.................................................      112.0       81.1       73.5
  Provision for losses on financial services receivables........................        7.9        5.2       14.3
  Gain on sale of subsidiary....................................................      (55.7)
  Other.........................................................................       (6.4)       4.3        (.5)
CHANGE IN OPERATING ASSETS AND LIABILITIES:
(Increase) decrease in assets other than cash and equivalents:
  Receivables...................................................................     (108.5)     (39.5)        .5
  Inventories...................................................................      (44.9)      33.9       26.0
  Other.........................................................................      (15.7)     (10.6)      (7.1)
Increase (decrease) in liabilities:
  Accounts payable and accrued expenses.........................................      179.6       86.6      (48.3)
  Other.........................................................................       25.5       (3.7)     (12.9)
                                                                                  ---------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.......................................      438.4      358.3      298.3

INVESTING ACTIVITIES:

Finance receivables originated..................................................   (1,509.9)  (1,318.0)  (1,319.8)
Collections on finance receivables..............................................    1,248.6    1,164.5      990.5
Net decrease (increase) in wholesale receivables................................       37.8       63.3     (108.1)
Marketable securities purchased.................................................   (2,307.9)  (2,036.5)  (2,357.1)
Marketable securities sales and maturities......................................    2,256.5    2,183.3    2,167.0
Proceeds from sale of subsidiary................................................      105.0
Acquisition of DAF Trucks, N.V., net of cash acquired...........................                (465.2)
Acquisition of affiliate........................................................                            (45.0)
Acquisition of property, plant and equipment....................................     (107.0)    (108.7)     (81.5)
Acquisition of equipment for operating leases...................................      (26.0)     (14.5)     (12.2)
Proceeds from asset disposals...................................................       41.7       43.7       47.5
Other...........................................................................        1.9        (.4)      (1.4)
                                                                                  ---------  ---------  ---------
NET CASH USED IN INVESTING ACTIVITIES...........................................     (259.3)    (488.5)    (720.1)

FINANCING ACTIVITIES:

Cash dividends paid.............................................................     (103.1)    (155.5)    (116.6)
Net (decrease) increase in notes payable........................................     (347.4)     347.4
Net increase in commercial paper and bank loans.................................      133.8       22.5      269.8
Proceeds from long-term debt....................................................      804.0      427.2      535.2
Payments on long-term debt......................................................     (582.8)    (469.7)    (383.5)
                                                                                  ---------  ---------  ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.............................      (95.5)     171.9      304.9
Effect of exchange rate changes on cash.........................................       31.4       (2.8)     (10.4)
                                                                                  ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................      115.0       38.9     (127.3)
Cash and cash equivalents at beginning of year..................................      222.9      184.0      311.3
                                                                                  ---------  ---------  ---------
Cash and cash equivalents at end of year........................................  $   337.9  $   222.9  $   184.0
                                                                                  ---------  ---------  ---------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)

A. SUMMARY OF ACCOUNTING POLICIES

    ORGANIZATION: PACCAR Inc (the Company or PACCAR) is a multinational company with its largest operations in the United States and Europe. The Company's Truck and Financial Services segments also have operations in Canada, Australia and Mexico. The Auto Parts business operates through retail sites located in the western United States.

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

    CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. Cash equivalents were $281.1 and $174.0 at December 31, 1997 and 1996, respectively. The Company's investments in cash equivalents and marketable securities are classified as debt securities available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

    The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

    INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) or the weighted average method.

    GOODWILL: Goodwill is amortized on a straight-line basis for periods ranging from 25 to 27 years. At December 31, 1997 and 1996, goodwill amounted to $100.8 and $131.4, net of accumulated amortization of $11.7 and $12.7, respectively. Amortization of goodwill totaled $5.1 in 1997, $2.0 in 1996 and $1.4 in 1995. In addition to amortization, goodwill decreased in 1997 due to the sale of a subsidiary (see Note E), and to the effect of movements in the exchange rate used to translate goodwill of the Company's foreign subsidiaries.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

     Machinery and equipment          5-12 years
     Buildings                       30-40 years

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)

    PACCAR has currency exchange exposure primarily for the U.S. dollar compared to the Canadian dollar, and, in Europe, for the Dutch guilder compared to certain other European currencies. When the U.S. dollar or the Dutch guilder strengthens, the value of the converted currency will be less than anticipated. When the U.S. dollar or Dutch guilder weakens relative to these currencies, the dollar or guilder converted value will be greater than expected.

    To mitigate the effect of changes in currency exchange rates for such transactions, PACCAR regularly enters into currency exchange contracts to hedge its net foreign currency exposure. Gains and losses on these contracts are deferred and included in the measurement of the related foreign currency transaction when completed.

    RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Amounts charged against income were $84.0 in 1997, $47.0 in 1996 and $37.0 in 1995.

    NEW ACCOUNTING STANDARD: In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME. PACCAR will adopt SFAS 130 in the first quarter of 1998. The FASB also issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION in June 1997. PACCAR will adopt SFAS 131 in 1998. As permitted, the Company will not provide interim segment disclosures in the initial year of adoption, but will provide comparative interim disclosures in the second year of application.

    RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the 1997 presentation.

B. INVESTMENTS IN DEBT SECURITIES

    All investments in debt securities were classified as available-for-sale at December 31, 1997 and 1996. Amounts at December 31, 1997, are as follows:

                                             AMORTIZED      FAIR
                                               COST         VALUE
                                           -------------  ---------
U.S. government securities..............    $    84.9    $    85.2
Tax-exempt securities...................        353.6        355.0
Other debt securities...................        197.9        197.9
                                            -----------   ---------
                                            $   636.4    $   638.1
                                            -----------   ---------

    Amounts at December 31, 1996, are as follows:

                                             AMORTIZED      FAIR
                                               COST         VALUE
                                           -------------  ---------
U.S. government securities..............    $    76.4    $    76.3
Tax-exempt securities...................        218.3        219.2
Other debt securities...................        183.3        183.5
                                            -----------   ---------
                                            $   478.0    $   479.0
                                            -----------   ---------

    Fair value of investments in debt securities are included in cash and equivalents and marketable securities as follows:

                                                  1997       1996
                                               ---------  ---------
MANUFACTURING AND PARTS:
Cash and equivalents........................ $   275.7  $   168.5
Marketable securities.......................     357.0      304.9
FINANCIAL SERVICES:
Cash and equivalents........................       5.4        5.6
                                              ---------  ---------
                                             $   638.1  $   479.0
                                              ---------  ---------

    The contractual maturities of debt securities at December 31, 1997, are as follows:

                                             AMORTIZED      FAIR
MATURITIES IN:                                 COST         VALUE
-------------------------------------      -------------  ---------
One year or less...........................  $   363.0    $   363.1
One to five years..........................      267.1        268.5
Five to ten years.........................         6.3          6.5
                                              ----------    ---------
                                             $   636.4    $   638.1
                                              ----------    ---------

    Gross realized gains and losses and unrealized holding gains and losses were not significant for any of the years presented.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1997, 1996 AND 1995
                (CURRENCIES IN MILLIONS EXCEPT PER SHARE AMOUNTS)

C. INVENTORIES

                                                1997       1996
                                             ---------  ---------
Inventories at FIFO cost:
Finished products..........................  $   274.7  $   303.9
Work in process and raw materials..........      244.9      235.3
                                              ---------  ---------
                                                 519.6      539.2
Less excess of FIFO cost over LIFO.........     (126.1)    (132.7)
                                              ---------  ---------
                                             $   393.5  $   406.5
                                              ---------  ---------

    Inventories valued using the LIFO method comprised 55% and 56% of consolidated inventories at FIFO or weighted average cost at December 31, 1997 and 1996, respectively.

    D. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment include the following:

                                                1997       1996
                                             ---------  ---------
Land......................................   $    51.9  $    57.0
Buildings.................................       441.3      456.0
Machinery and equipment...................       722.1      748.0
                                              ---------  ---------
                                               1,215.3    1,261.0
Less allowance for depreciation...........     (549.4)    (528.4)
                                              ---------  ---------
                                             $   665.9  $   732.6
                                              ---------  ---------

E. DISPOSITIONS

    In the fourth quarter of 1997, PACCAR sold Trico Industries, its oilfield equipment business, to EVI, Inc., an oil services company based in Houston, Texas, for $105 in cash, resulting in a $55.7 pretax gain.

F. ACQUISITION

    On November 15, 1996, PACCAR acquired all the outstanding shares of DAF Trucks, N.V. (DAF), a truck manufacturer that produces its own engines and axles. Its core operations include development, production, marketing and aftermarket parts sales for medium- and heavy-duty commercial trucks. DAF has factories in the Netherlands and Belgium, and is the exclusive distributor in Europe for light-duty trucks manufactured by Leyland in the United Kingdom.

    DAF was purchased for 900 Dutch guilders (NLG), or approximately $532. PACCAR paid NLG 300 in cash and financed the remaining balance with guilder-denominated debt.

    DAF's operations have been included in the consolidated financial statements since the date of acquisition.


    The following unaudited pro forma consolidated results of operations for the year ended December 31, 1996 reflect the acquisition as though it occurred at the beginning of the period after adjustments for the impact of interest on acquisition debt, depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor does it represent results which may occur in the future.

FOR THE YEAR ENDED DECEMBER 31, 1996         (UNAUDITED)
-----------------------------------------   --------------
Manufacturing Revenues....................   $  5,900.0
Net Income................................        250.0
Net Income Per Share......................   $     3.22
                                            --------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)


G. FINANCE AND OTHER RECEIVABLES

    Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

    The Company's finance and other receivables are as follows:

                                                1997       1996
                                             ---------  ---------
Retail notes and contracts...............    $ 2,171.7  $ 2,028.0
Wholesale financing......................        138.4      177.8
Direct financing leases..................        860.1      802.9
Interest and other receivables...........         18.3       17.7
                                             ---------  ---------
                                               3,188.5    3,026.4
Less allowance for losses................       (57.5)     (54.0)
                                             ---------  ---------
                                               3,131.0    2,972.4
Unearned interest:
Retail notes and contracts...............      (123.4)    (130.2)
Direct financing leases..................      (113.7)    (105.3)
                                             ---------  ---------
                                               (237.1)    (235.5)
                                             ---------  ---------
                                             $ 2,893.9  $ 2,736.9
                                             ---------  ---------

    Annual payments due on retail notes and contracts for the five years beginning January 1, 1998, are $874.8, $599.0, $408.1, $213.4 and $76.4.


    Estimated residual values included with direct financing leases amounted to $43.0 in 1997 and $46.7 in 1996. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1998, are $241.0, $205.8, $166.9, $111.1, $57.9 and $34.4 thereafter.

H. ALLOWANCE FOR LOSSES

    The allowance for losses on Manufacturing and Parts and Financial Services receivables is summarized as follows:

                                             MANUFACTURING        FINANCIAL
                                               AND PARTS          SERVICES
                                            -----------------    -------------
Balance, January 1, 1995.................    $     4.3          $    41.1
Provision for losses.....................           .1               14.3
Net recoveries...........................          1.4                1.4
                                                  -----              -----
Balance, December 31, 1995...............          5.8               56.8
Additions:
  Provision for losses...................           .5                5.2
  Resulting from acquisitions............         10.9
Net losses, including translations.......         (2.5)              (8.0)
                                                  -----              -----
Balance, December 31, 1996...............          14.7               54.0
Provision for losses.....................           3.5                7.9
Net losses, including translations.......         (2.4)              (4.4)
                                                  -----              -----
BALANCE, DECEMBER 31, 1997...............     $    15.8          $    57.5
                                                  -----              -----

    The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer or geographic region. Generally, financial services receivables are collateralized by financed equipment.

I. EQUIPMENT ON OPERATING LEASES

    Equipment on operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.

                                               1997       1996
                                             ---------  ---------
Trucks and other..........................   $    79.3  $    69.2
Less allowance for depreciation...........      (23.5)     (24.3)
                                             ---------  ---------
                                             $    55.8  $    44.9
                                             ---------  ---------


    Original terms of operating leases generally range up to 84 months. Annual minimum lease payments due on operating leases for the five years beginning January 1, 1998, are $11.1, $8.5, $5.5, $2.5 and $2.0.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)


J. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses include the following:

MANUFACTURING AND PARTS:

                                               1997       1996
                                            ---------  ---------
Accounts payable..........................   $   558.4  $   516.3
Salaries and wages........................       127.1      118.8
Warranty and self-insurance reserves......       169.3      149.9
Other.....................................       182.8      129.4
                                              ---------  ---------
                                             $ 1,037.6  $   914.4
                                              ---------  ---------
FINANCIAL SERVICES:
Accounts payable..........................   $    61.7  $    61.0
Other.....................................        24.1       24.1
                                              ---------  ---------
                                             $    85.8  $    85.1
                                              ---------  ---------

K. BORROWINGS AND CREDIT ARRANGEMENTS

MANUFACTURING AND PARTS:

                                              1997       1996
                                            ---------  ---------
Short term notes payable..................              $   347.4
                                             ---------  ---------
Long-term debt............................   $   246.9  $    26.1
Industrial revenue bonds, floating rate...                    8.9
Less current portion......................      (14.6)      (5.7)
                                             ---------  ---------
                                                 232.3       29.3
Capital lease obligations.................         4.7        4.1
Less current portion......................        (.4)       (.5)
                                             ---------  ---------
                                                   4.3        3.6
                                             ---------  ---------
                                             $   236.6  $    32.9
                                             ---------  ---------

    The weighted average interest rate on the fixed portion of long-term debt ($165.5) was 5.3% at December 31, 1997. The interest rate on the floating portion of long-term debt ($81.4) is based on the Amsterdam Interbank Offered Rate and was 3.6% at December 31, 1997. Annual maturities for long-term debt and capital leases for the five years beginning January 1, 1998, are $15.0, $39.5, $39.5, $36.6 and $117.3, respectively.

                                                EFFECTIVE
                                                  RATE        1997       1996
                                              ------------  ---------  ---------
Commercial paper........................           5.7%  $   947.2  $   853.6
Bank loans..............................           7.2%      139.5      128.4
                                                           ---------  ---------
                                                           1,086.7       982.0
                                                           ---------  ---------
Long-term debt:
--Fixed rate............................           6.4%      922.7      981.4
--Floating rate.........................           5.7%      175.0      130.6
                                                           ---------  ---------
                                                            1,097.7     1,112.0
                                                           ---------  ---------
                                                         $  2,184.4   $ 2,094.0
                                                           ---------  ---------

    The effective rate is the weighted average rate as of December 31, 1997 and includes the effects of interest-rate agreements.

    Annual maturities of long-term debt for the five years beginning January 1, 1998, are $518.0, $268.0, $214.0, $85.2 and $12.5, respectively.

CONSOLIDATED:

    Interest paid on consolidated borrowings was $143.6 in 1997, $133.3 in 1996 and $116.0 in 1995.

    The weighted average interest rate on consolidated short-term notes payable, commercial paper and bank loans was 5.78%, 4.73% and 6.07% at December 31, 1997, 1996 and 1995, respectively.

    The Company has line of credit arrangements of $1,067.0 which are reviewed annually for renewal. The unused portion of these credit lines was $791.0 at December 31, 1997, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)


L. LEASES

    The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2001.

    Annual minimum rental payments due under operating leases for the five years beginning January 1, 1998, are $16.9, $14.6, $11.6, $9.2 and $7.5 and
$17.3 thereafter.

    Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $11.4 receivable under noncancelable subleases.

    The Company has operating leases which, in addition to aggregate minimum annual rentals, provide for additional rental payments based on sales and certain expenses.

    Total rental expenses under all leases for the three years ended December 31, 1997 were $19.1, $15.8 and $15.1, net of sublease rentals of $2.1, $2.0 and $1.7, respectively.

M. DERIVATIVE FINANCIAL INSTRUMENTS

    INTEREST-RATE CONTRACTS: The Company enters into various interest-rate contracts, including interest-rate swap, cap and forward-rate agreements. These contracts are used to manage exposures to fluctuations in interest rates. At December 31, 1997, the Company had 111 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $791, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

    Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 1998 are $412.4, $240.5, $82.6, $31.0 and $8.7. The weighted average pay rate of 6.1% approximates the Company's net cost of funds. The weighted average receive rate of 5.7% offsets rates on associated debt obligations.

    FOREIGN CURRENCY EXCHANGE CONTRACTS: PACCAR enters into foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within six months. At December 31, 1997 and 1996, PACCAR had net foreign exchange purchase contracts outstanding amounting to $143 and $70 U.S. dollars, respectively. Approximately one-third of the 1997 amount represented contracts related to Dutch guilders and various European currencies. The remaining balance in 1997 represented contracts related to the U.S. and Canadian dollars.

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

    At December 31, 1997, PACCAR had standby letters of credit outstanding totaling $43.7, which guarantee various insurance and financing activities.

    The Company's Netherlands subsidiary has an agreement with its supplier of light trucks to purchase a minimum yearly quantity. This agreement is effective through the middle of 1999 and approximates $165 annually.

    PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consoldiated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)

O. RETIREMENT PLANS

    PACCAR has several defined benefit pension plans, including union-negotiated, multi-employer and foreign insured plans, which cover a majority of its employees. Benefits under the plans are generally based on an employee's highest compensation levels and total years of service. The Company's policy is to fund its plans based on legal requirements, tax considerations, local practices and investment opportunities.

    Pension expense for all plans was $27.2 in 1997, $14.8 in 1996 and $16.8 in 1995. Pension expense in 1997 included $10.8 for a foreign insured plan related to PACCAR's European truck operations.

    The following data relates to all plans of the Company except for certain multi-employer, union-negotiated, foreign insured and supplemental retirement plans.

WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ACTUARIAL PRESENT VALUE OF PLAN BENEFIT OBLIGATIONS:

                                                      1997       1996       1995
                                                    ---------  ---------  ---------
Discount rate............................             7.50%      7.50%      7.50%
Rate of increase in future compensation levels...     4.75%      4.75%      4.75%
Assumed long-term rate of return on plan assets...    8.00%      8.00%      8.00%
                                                    ---------  ---------  ---------


COMPONENTS OF PENSION EXPENSE:

                                                      1997       1996       1995
                                                   ---------  ---------  ---------
Interest on projected benefit obligation.......   $    24.2  $    21.2  $    19.7
Service cost...................................        15.1       13.6       12.4
Return on assets...............................       (62.8)     (38.1)     (48.9)
Net amortization and deferrals.................        34.0       12.7       27.2
                                                   ---------  ---------  ---------
Net pension expense............................   $    10.5  $     9.4  $    10.4
                                                   ---------  ---------  ---------


FUNDED STATUS AT DECEMBER 31:

                                                       1997      1996
                                                    ---------  ---------
Vested benefit obligation......................   $   286.6  $   256.3
Accumulated benefit obligation.................       300.5      259.9
                                                    ---------  ---------
Plan assets at fair value......................   $   402.2  $   342.4
Projected benefit obligation...................       349.3      303.4
                                                    ---------  ---------
Excess of plan assets..........................        52.9       39.0
Unrecognized net asset.........................       (2.0)      (4.7)
Unrecognized net experience gain...............      (65.8)     (44.4)
Unrecognized prior service cost................         8.0       11.1
                                                    ---------  ---------
Prepaid (accrued) pension cost..................  $    (6.9) $     1.0
                                                    ---------  ---------

    The Company has unfunded supplemental retirement plans for employees whose benefits under qualified salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $2.4 in 1997, $1.9 in 1996 and $1.8 in 1995. At December 31, 1997, the projected benefit obligation for these plans was $16.0. The accumulated benefit obligation of $12.3 has been recognized as a liability in the balance sheet and is equal to the amount of vested benefits.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)

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

    The following data relates to unfunded postretirement medical and life insurance plans.

COMPONENTS OF RETIREE EXPENSE:

                                                        1997       1996       1995
                                                     ---------  ---------  ---------
Interest on projected benefit obligation.........   $     2.2  $     2.0  $     1.7
Service cost.....................................         1.8        1.7        1.0
Amortization of transition obligation............          .7         .7         .6
                                                     ---------  ---------  ---------
Net retiree expense..............................   $     4.7  $     4.4  $     3.3
                                                     ---------  ---------  ---------
                                                     ---------  ---------  ---------

UNFUNDED STATUS AT DECEMBER 31:

                                                        1997       1996
                                                      ---------  ---------
Accumulated benefits:
Actives not eligible to retire...................   $    21.0  $    20.5
Actives eligible to retire.......................         5.2        5.0
Retirees.........................................         4.2        4.2
                                                      ---------  ---------
                                                         30.4       29.7
Unrecognized net loss............................        (5.2)      (6.1)
Unrecognized transition obligation...............        (6.5)      (7.0)
                                                      ---------  ---------
Accrued postretirement benefits..................   $    18.7  $    16.6
                                                      ---------  ---------

    A discount rate of 7.5% and a long-term medical inflation rate of 7% for both 1997 and 1996 were used in calculating the APBO. A 1% increase in the medical inflation-rate assumption would increase the APBO as of December 31, 1997, by approximately $3.7 and the 1997 expense provision by approximately $.6.

    The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $11.8 in 1997, $12.3 in 1996, and $11.5 in 1995.

P. FOREIGN OPERATIONS AND CURRENCY TRANSLATION

    For most of PACCAR's foreign subsidiaries, the local currency is the functional currency and all assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders' equity. Also included are the effects of transactions designated as hedges of certain net foreign investments.

    DAF uses the guilder as the functional currency to account for its foreign subsidiaries. Beginning in 1996, PACCAR accounted for its Mexican subsidiaries using the U.S. dollar as the functional currency. Accordingly, for DAF's foreign subsidiaries and PACCAR's Mexican subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

    Net foreign currency translations and transactions decreased net income by $.2 in 1997, and increased net income by $1.2 in 1996 and $4.8 in 1995. In 1995, the effect of the peso devaluation on U.S. dollar-denominated accounts maintained by PACCAR's Mexican subsidiary resulted in a net exchange gain. Substantially all of the gain resulted from the impact of translating the balance sheet of the Mexican subsidiary.

    In August 1995, PACCAR purchased the remaining 45% interest in VILPAC S.A. (VILPAC) for a total cost of $45.0 in cash. The Company used the purchase method of accounting for the acquisition. Had the transaction occurred January 1, 1995, the impact on PACCAR's consolidated net income would have been immaterial.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)

Q. INCOME TAXES

                                                   1997       1996       1995
                                                ---------  ---------  ---------
INCOME BEFORE INCOME TAXES:
Domestic....................................    $   342.2  $   271.5  $   364.6
Foreign.....................................        192.5       41.4       35.0
                                                 ---------  ---------  ---------
                                                $   534.7  $   312.9  $   399.6
                                                 ---------  ---------  ---------
PROVISION FOR INCOME TAXES:
Current provision:
Federal.....................................    $   123.5  $    90.8  $   121.5
Foreign.....................................         55.0        6.8       13.0
State.......................................         12.6       13.3       16.9
                                                 ---------  ---------  ---------
                                                    191.1      110.9      151.4
Deferred provision (benefit):
Federal and state...........................         (8.0)      (3.0)      (6.4)
Foreign.....................................          7.0        4.0        1.8
                                                 ---------  ---------  ---------
                                                     (1.0)       1.0       (4.6)
                                                 ---------  ---------  ---------
                                                $   190.1  $   111.9  $   146.8
                                                 ---------  ---------  ---------

RECONCILIATION OF STATUTORY U.S. TAX TO ACTUAL PROVISION:

Statutory rate..............................          35%        35%        35%
Statutory tax...............................    $   187.2  $   109.5  $   139.8
Effect of:
  State income taxes.........................        10.3        8.4       12.8
  Foreign tax rates..........................         3.8       (1.0)        .3
  FSC benefit................................        (2.4)      (2.3)      (2.0)
  Tax-exempt income..........................        (4.5)      (5.2)      (6.3)
  Utilization of loss carryforwards..........        (9.1)
  Other......................................         4.8        2.5        2.2
                                                  ---------  ---------  ---------
                                                $   190.1  $   111.9  $   146.8
                                                  ---------  ---------  ---------

COMPONENTS OF DEFERRED TAX ASSETS (LIABILITIES):


AT DECEMBER 31:                                       1997       1996
---------------------------------------            ---------  ---------
ASSETS:
Provisions for accrued expenses...............   $   121.0  $   111.5
Allowance for losses on receivables...........        20.7       20.6
Net operating losses..........................         4.6
Other.........................................        19.0       14.0
                                                   ---------  ---------
                                                     165.3      146.1
LIABILITIES:
Asset capitalization and depreciation.........       (48.1)     (42.0)
Financing and leasing activities..............      (136.6)    (134.0)
Other.........................................       (53.3)     (38.0)
                                                    ---------  ---------
                                                    (238.0)    (214.0)
                                                    ---------  ---------
Net deferred tax liability...................   $   (72.7) $   (67.9)
                                                    ---------  ---------

    CLASSIFICATION OF DEFERRED TAX ASSETS AND LIABILITIES:


AT DECEMBER 31:                                       1997       1996
---------------------------------------            ---------  ---------

MANUFACTURING AND PARTS:
Deferred taxes and other current assets.......  $    67.5  $    54.5
Deferred taxes, goodwill and other............       13.6       17.9
Deferred taxes and long-term reserves.........      (34.0)     (27.1)
FINANCIAL SERVICES:
Deferred income taxes and other................    (119.8)    (113.2)
                                                   ---------  ---------
Net deferred tax liability..................... $   (72.7) $   (67.9)
                                                   ---------  ---------

    United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $255.9 at December 31, 1997. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)


presently determinable, it is anticipated that the available foreign tax credits would substantially offset any potential federal tax liability.

    Cash paid for income taxes was $163.6 in 1997, $121.3 in 1996 and $149.1 in 1995.

    The Company has non-U.S. tax NOLs of $13.6 resulting from operations in Mexico. These losses expire as follows: 2005--$6.2, 2006--$7.4.

R. FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

    CASH AND EQUIVALENTS: The carrying amount reported in the balance sheet approximates fair value.

    MARKETABLE SECURITIES: Marketable securities consist of debt securities. Fair values are based on quoted market prices.

    FINANCIAL SERVICES NET RECEIVABLES: For floating-rate loans and wholesale financings, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions are not included in net receivables.

    SHORT- AND LONG-TERM DEBT: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

    OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties' credit standing at current market interest rates. The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

    TRADE RECEIVABLES AND PAYABLES: Carrying amounts approximate fair value and have been excluded from the accompanying table.

    The carrying amounts and fair values of the Company's financial instruments are as follows:

                                               CARRYING      FAIR
1997                                           AMOUNT       VALUE
------------------------                     -----------  ---------
MANUFACTURING AND PARTS:
Cash and equivalents...................      $   318.6   $   318.6
Marketable securities..................          357.0       357.0
Long-term debt.........................          246.9       247.7
FINANCIAL SERVICES:
Cash and equivalents...................           19.3        19.3
Net receivables........................        2,162.6     2,149.7
Commercial paper and bank loans........        1,086.7     1,086.7
Long-term debt.........................        1,097.7     1,096.9

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $2.6, and the foreign currency exchange contracts represented an additional asset of $2.7 if recorded at fair value at December 31, 1997.

                                               CARRYING      FAIR
1996                                           AMOUNT       VALUE
------------------------                     -----------  ---------

MANUFACTURING AND PARTS:
Cash and equivalents....................     $   203.0   $   203.0
Marketable securities...................         304.9       304.9
Short-term debt.........................         347.4       347.4
Long-term debt..........................          35.0        38.9
FINANCIAL SERVICES:
Cash and equivalents....................          19.9        19.9
Net receivables.........................       2,053.8     2,042.9
Commercial paper and bank loans.........         982.0       982.0
Long-term debt..........................       1,112.0     1,111.0

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $2.9 and the foreign currency exchange contracts represented an additional asset of $1.8 if recorded at fair value at December 31, 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996 AND 1995
               (CURRENCIES IN MILLIONS EXCEPT PER SHARE AMOUNTS)

S. STOCK COMPENSATION PLANS

    PACCAR uses the intrinsic value based method to account for stock options granted to employees. Since the Company awards stock options to its employees at an exercise price equal to the market price on the date of grant, no compensation expense is recognized. The effect on net income and net income per share of accounting for stock compensation expense through application of the Black-Scholes option pricing model would have been as follows:


PRO FORMA:                                           1997       1996       1995
-----------------------------------               ---------  ---------  ---------
Net income.................................        $   342.5  $   199.5  $   252.2
Basic EPS..................................             4.41       2.57       3.25
Diluted EPS................................             4.38       2.57       3.25
                                                   ---------  ---------  ---------

    Options granted over the three-year period ended December 31, 1997 totaled approximately 409,000, 621,000 and 640,000 for 1997, 1996 and 1995
with per share exercise prices of $36.63, $24.75 and $21.75, respectively. The fair value per share of options granted during this period amounted to $9.44, $6.91 and $5.06 for 1997, 1996 and 1995, respectively. Options vest at the beginning of the third year after the grant date.

    At December 31,1997, options representing 1.6 million shares were outstanding with a weighted average exercise price of $26.50. Less than 80,000 shares were exercisable. On January 1, 1998, approximately 533,000 additional shares became exercisable at a price of $21.75.

    All share amounts have been adjusted for the effects of the stock split declared in 1997.

T. STOCKHOLDERS' EQUITY

    REDUCTION IN PAR VALUE AND INCREASE IN NUMBER OF AUTHORIZED SHARES: At the Annual Meeting held on April 29, 1997, the stockholders approved an amendment to the Certificate of Incorporation reducing the par value of the common stock from $12 to $1 per share, and increasing the number of authorized shares of common stock from 100 million to 200 million. As a result of the reduction in par value, the common stock account was reduced by $427.8 and the additional paid-in capital account was increased by the same amount.

    STOCK SPLIT: On April 29, 1997, the Board of Directors declared a stock split which was paid on May 21, 1997 to stockholders of record at the close of business on May 9, 1997. All per share figures presented have been adjusted for the effects of the stock split.

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

U. GEOGRAPHIC AREA AND INDUSTRY SEGMENT DATA

    PACCAR operates in two principal industries, Trucks and Financial Services.

    The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and income before taxes from operations in the United States and Europe. Truck revenues and income before taxes in 1997 reflect a full year of DAF Trucks, N.V. operations.

    The Financial Services segment is composed of finance and leasing services provided to truck customers and dealers. Revenues and income before taxes are primarily generated from operations in the United States.

    Sales among the industry segments and among geographic areas were insignificant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1997, 1996 AND 1995 (CURRENCIES IN MILLIONS)


    Goodwill arising from acquisitions and related amortization expense is included in industry and geographic identifiable assets and income before taxes, respectively, based on the industry and geographic area of the acquired businesses.

    Other, net in 1995 included a pretax gain of $12.1 from resolution of litigation involving environmental cost reimbursements.

GEOGRAPHIC AREA DATA:

                                                  1997       1996       1995
                                                ---------  ---------  ---------
Revenues:
United States.............................      $ 3,832.3  $ 3,611.4  $ 4,111.0
Europe....................................        1,978.1      364.5      153.5
Other.....................................          953.3      626.4      585.9
                                                 ---------  ---------  --------
                                                $ 6,763.7  $ 4,602.3  $ 4,850.4
                                                 ---------  ---------  --------

Income before taxes:
United States..............................     $   286.6  $   270.4  $   352.5
Europe.....................................         125.3       21.2        6.3
Other......................................          96.5       31.4       34.2
Corporate expenses, net of other revenues...        (57.5)     (37.6)     (34.1)
Investment income...........................         24.7       25.8       25.5
Gain on sale of subsidiary..................         55.7
Other, net..................................          3.4        1.7       15.2
                                                 ---------  ---------  ---------
                                                $   534.7  $   312.9  $   399.6
                                                 ---------  ---------  ---------
Identifiable assets:
United States...............................    $ 3,229.8  $ 3,155.3  $ 3,069.7
Europe......................................        939.4      986.7       94.4
Other.......................................        633.4      543.0      523.2
Manufacturing cash and marketable securities..      675.6      507.9      609.3
Corporate.....................................      121.2      105.9       93.9
                                                 ---------  ---------  ---------
                                                $ 5,599.4  $ 5,298.8  $ 4,390.5
                                                 ---------  ---------  ---------
Export revenues of U.S. companies.............  $   552.3  $   441.7  $   263.0
                                                ---------  ---------  ---------


INDUSTRY SEGMENT DATA:

                                                    1997       1996       1995
                                                 ---------  ---------  ---------
Revenues:
Trucks.......................................     $ 6,155.9  $ 4,020.7  $ 4,291.6
Financial Services...........................         284.3      267.9      257.5
Other Operating..............................         323.5      313.7      301.3
                                                   ---------  ---------  ---------
                                                  $ 6,763.7  $ 4,602.3  $ 4,850.4
                                                   ---------  ---------  ---------
Income before taxes:
Trucks........................................    $   414.2  $   236.0  $   321.1
Financial Services............................         71.3       68.3       53.3
Other Operating...............................         22.9       18.7       18.6
Corporate expenses, net of other revenues.....        (57.5)     (37.6)     (34.1)
Investment income.............................         24.7       25.8       25.5
Gain on sale of subsidiary....................         55.7
Other, net....................................          3.4        1.7       15.2
                                                   ---------  ---------  ---------
                                                  $   534.7  $   312.9  $   399.6
                                                   ---------  ---------  ---------
Depreciation and amortization:
Trucks........................................    $    81.1  $    49.7  $    40.9
Financial Services............................         16.4       17.1       17.7
Other.........................................         10.7       10.5       10.4
Corporate.....................................          3.8        3.8        4.5
                                                    ---------  ---------  ---------
                                                  $   112.0  $    81.1  $    73.5
                                                    ---------  ---------  ---------
Capital expenditures:
Trucks.........................................   $    90.2  $    89.5  $    67.3
Financial Services.............................        30.0       15.3       13.0
Other..........................................        10.7        7.6        8.4
Corporate......................................         2.1       10.8        5.0
                                                    ---------  ---------  ---------
                                                  $   133.0  $   123.2  $    93.7
                                                    ---------  ---------  ---------
Identifiable assets:
Trucks.........................................   $ 1,670.9  $ 1,671.7  $   753.5
Financial Services.............................     2,993.9    2,821.7    2,744.3
Other..........................................       137.8      191.6      189.5
Manufacturing cash and marketable securities...       675.6      507.9      609.3
Corporate......................................       121.2      105.9       93.9
                                                   ---------  ---------  ---------
                                                  $ 5,599.4  $ 5,298.8  $ 4,390.5
                                                   ---------  ---------  ---------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
PACCAR INC

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                    /s/Ernst & Young LLP

SEATTLE, WASHINGTON
February 16, 1998

                            SELECTED FINANCIAL DATA

                                                            1997       1996       1995       1994       1993
                                                          ---------  ---------  ---------  ---------  ---------
                                                                    (MILLIONS EXCEPT PER SHARE DATA)
NET SALES...............................................  $ 6,467.6  $ 4,316.8  $ 4,572.5  $ 4,285.1  $ 3,378.9
FINANCIAL SERVICES REVENUE..............................      284.3      267.9      257.5      210.9      166.6
NET INCOME..............................................      344.6      201.0      252.8      204.5      142.2
NET INCOME PER SHARE:
  Basic.................................................       4.43       2.59       3.25       2.63       1.83
  Diluted...............................................       4.41       2.59       3.25       2.63       1.83
  Cash Dividends Declared...............................      2.075       1.25       2.00       1.50        .87
TOTAL ASSETS:
  Manufacturing and Parts...............................    2,605.5    2,477.1    1,646.2    1,562.7    1,343.9
  Financial Services....................................    2,993.9    2,821.7    2,744.3    2,365.5    1,947.3
LONG-TERM DEBT:
  Manufacturing and Parts...............................      236.6       32.9       10.7       11.1       11.7
  Financial Services....................................    1,097.7    1,112.0    1,149.6      999.9      709.1
STOCKHOLDERS' EQUITY....................................  $ 1,497.8  $ 1,358.0  $ 1,251.2  $ 1,174.5  $ 1,107.5
                                                          ---------  ---------  ---------  ---------  ---------


    All per share amounts have been restated to give effect to a two-for-one stock split declared in 1997.

                         QUARTERLY RESULTS (UNAUDITED)


                                                                                      QUARTER
                                                                     ------------------------------------------
                                                                       FIRST     SECOND      THIRD     FOURTH
                                                                     ---------  ---------  ---------  ---------
                                                                           (MILLIONS EXCEPT PER SHARE DATA)
1997
Net Sales..........................................................  $ 1,443.4  $ 1,588.7  $ 1,637.8  $ 1,797.7
Manufacturing and Parts Gross Profit (Before SG&A and Interest)....      190.5      223.8      237.1      278.7
Financial Services Gross Profit (Before SG&A)......................       29.9       30.7       31.6       32.7
Net Income.........................................................       57.9       71.5       82.5      132.7
Net Income Per Share:
  Basic............................................................  $     .74  $     .92  $    1.06  $    1.71
  Diluted..........................................................        .74        .92       1.05       1.70
                                                                     ---------  ---------  ---------  ---------
1996
Net Sales..........................................................  $ 1,027.7  $ 1,033.9  $ 1,046.8  $ 1,208.4
Manufacturing and Parts Gross Profit (Before SG&A and Interest)....      132.9      141.9      140.7      181.6
Financial Services Gross Profit (Before SG&A)......................       28.5       28.3       28.7       29.6
Net Income.........................................................       35.7       51.7       51.1       62.5
Net Income Per Share:
  Basic............................................................  $     .46  $     .67  $     .66  $     .80
  Diluted..........................................................        .46        .67        .66        .80
                                                                     ---------  ---------  ---------  ---------

Net income per share amounts have been restated to give effect to a two-for-one stock split declared in 1997. Fourth quarter 1997 net income includes a $35 after-tax gain on sale of Trico Industries. First quarter 1996 net income includes an $11 after-tax charge for closure of the Canadian plant and cessation of production at a plant in the Seattle area. Sales, gross profit and net income include results of DAF Trucks, N.V. from November 15, 1996, the date of acquisition.

                    COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a two-for-one stock split paid in May of 1997. There were 2,979 record holders of the common stock at December 31, 1997.

                                             STOCK PRICE                                                     STOCK PRICE
       1997           CASH DIVIDENDS     --------------------         1996           CASH DIVIDENDS     ---------------------
     QUARTER             DECLARED          HIGH        LOW          QUARTER             DECLARED           HIGH        LOW
------------------  -------------------  ---------  ---------  ------------------  -------------------  ----------  ---------
FIRST.............       $    .125       $ 38 5/16  $  30 5/16 First                    $    .125       $ 26 3/4  $    20 7/8
SECOND............             .15         54 31/64    33 7/8  Second                        .125         25 15/16     22 7/8
THIRD.............             .15         57          42 3/4  Third                         .125         27 7/8       22 9/32
FOURTH............             .15         59 1/2      39 3/8  Fourth                        .125          36 9/16     24
YEAR-END EXTRA....            1.50                             Year-End Extra                .75
                             -----       ---------  ---------  ------------------           -----       ----------  ---------


The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.