Form 10-K405, Exhibit 13
period 1998-12-31
PACCAR INC
filed 1999-03-24
CIK 75362

PACCAR INC AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

                              1998        1997         1996
-------------------------------------------------------------------------------
Truck and Other
   Sales                  $ 7,577.7    $ 6,479.4    $ 4,334.4
Financial Services
   Revenues               $   317.1    $   284.3    $   267.9
-------------------------------------------------------------------------------

Income Before Taxes:
   Truck and Other        $   553.4    $   379.6    $   217.1
   Financial Services          62.2         71.3         68.3
Gain on sale
   of subsidiary                            55.7
Investment Income              33.3         24.7         25.8
Other, net                      4.2          3.4          1.7
Income Taxes                 (236.3)      (190.1)      (111.9)
-------------------------------------------------------------------------------
Net Income                $   416.8   $    344.6    $   201.0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


OVERVIEW:

PACCAR's net income in 1998 was a record $416.8 million, or $5.30 per share diluted, on sales of $7.6 billion. This compares to 1997 net income of $344.6 million, or $4.41 per share diluted, on sales of $6.5 billion. 1998 reflects the consolidation of Leyland Trucks Ltd. from June 2, 1998, the date of acquisition. Leyland's impact on PACCAR's 1998 operating results and financial condition was not material. Net income in 1997 includes a $55.7 million ($35 million after-tax) gain on the sale of its oilfield equipment business, Trico Industries. Results in 1996 include DAF Trucks, N.V., from November 15, 1996, the date of acquisition.

    Truck and Other income before taxes increased 46% to $553.4 million in 1998 on a 17% increase in sales. The $173.8 million increase resulted largely from higher production levels and improved margins. The North American and European heavy-duty truck markets reached record levels, with the Company's market share increasing in Europe and holding steady in North America. Operating margins improved significantly as a result of the efficiencies of operating at higher production levels, cost reductions from global purchasing synergies, business process improvements and higher selling prices in most markets. Selling, general and administrative expenses increased in 1998 to support higher production levels, research and development, systems enhancements and meeting Year 2000 requirements.

    Financial Services pretax income was $62.2 million in 1998 compared to $71.3 million in 1997. The increased finance margin that resulted from strong asset growth was more than offset by higher loss provisions and a one-time write-off of capitalized costs for discontinued system development in the U.S. finance company.


TRUCKS

The most significant segment for PACCAR continues to be Trucks, accounting for 92% of consolidated revenues in 1998, 91% in 1997 and 87% in 1996. The Truck segment includes all of the Company's domestic and international truck manufacturing and related aftermarket parts distribution operations. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under DAF, Leyland DAF and Foden nameplates.

    The financial impact of this segment increased in 1998 with the growth in North American and European markets. Substantially all of PACCAR's factories were at or near record levels of production at the end of 1998.

    Peterbilt raised the production rate at its Denton, Texas, facility and utilized skilled temporary employees at the Nashville, Tennessee, plant to meet increased customer demand. The Nashville truck factory had a work stoppage from May 4 to November 24, 1998. Agreement was reached on a four-year contract with the United Auto Workers (UAW) at the Nashville plant in November.

    DAF's results increased due to continued strong customer demand for the Model 95XF, which was named 1998 International Truck of the Year by the European industry press.

    The current economic problems in Asia and South America negatively impacted export sales to these regions in 1998 and are forecasted to continue in 1999. Sales and profits of this business are a minor portion of PACCAR's overall results.

    As we enter 1999, orders and backlogs remain strong in the U.S. and Canada. However, demand for trucks in those key markets could soften later in 1999. Orders and backlogs for PACCAR operations in Europe and Mexico have declined in recent months as economic growth has slowed. Daily build rates for trucks in those markets have been reduced, reflecting this lower demand.

                         1998        1997         1996
-------------------------------------------------------------------------------
Truck Net Sales      $ 7,270.4    $ 6,157.8    $ 4,019.2
-------------------------------------------------------------------------------
Operating Profit     $   534.3    $   376.8    $   204.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


1998 COMPARED TO 1997:

PACCAR's worldwide truck sales increased 18% to $7.3 billion in 1998 on record sales volume in excess of 93,800 trucks, solidifying PACCAR's position as the second-largest producer of heavy-duty trucks in the world. Operating profit from truck operations was a record $534.3 million, a 42% increase over the $376.8 million earned in 1997.

    Registrations of new heavy-duty trucks were at record levels in 1998 in both the United States and Europe. Of the 210,000 trucks registered in the United States, PACCAR achieved a 21% share, comparable to 1997. DAF, with a strong product line-up led by the 95XF, achieved a 10.5% share of the 205,000 European heavy-duty market in 1998. Sales in Europe represent approximately 30% of PACCAR's total truck sales.

    In Canada, PACCAR's third largest market, sales and profits in 1998 were comparable to 1997. The favorable effects of a larger market were offset by reduced market share. Due to the significant weakening of the Canadian dollar, in 1998, the cost of importing trucks from PACCAR's U.S. truck factories increased substantially, creating competitive pricing pressures.

    The Company's operations in Mexico achieved higher sales and profits in 1998 over 1997. The benefit of a larger market and an increase in the Company's market share were partially offset by lower operating margins as competitors continued to increase their marketing efforts in the country.

    Sales and profits for the Company's worldwide aftermarket parts distribution activities continued to grow in 1998. Sales and operating results in the United States and Europe benefited from the strong heavy-duty truck market, growth in the population of trucks in service, and marketing programs to promote parts sales.

    In 1998, significant spending was devoted to product development, business process improvements, and systems enhancements. Research and development expense in 1998 amounted to $119 million, a 42% increase over 1997.


1997 COMPARED TO 1996:

PACCAR's truck revenues increased 53% to $6.2 billion in 1997 on sales volume in excess of 79,000 trucks. Operating profit from truck operations was $376.8 million, an 85% increase over the $204.1 million earned in 1996.

    The increase in sales and profit was primarily due to the acquisition of DAF. The percentage of 1997 consolidated truck revenues from PACCAR operations in Europe increased to over 30% in 1997, primarily due to including DAF for a full year.

    Sales and profits outside the United States and Europe increased substantially, largely due to stronger overall markets in Mexico and Australia. In Canada, profitability also improved in 1997 compared to 1996, when a plant closure charge of $18.0 million pretax unfavorably impacted results.

    Sales and profits increased in 1997 over 1996 for the Company's truck aftermarket parts distribution activities. Operating results improved due to the rising number of heavy-duty trucks in service, and growth in the truck parts distribution network.


OTHER BUSINESSES
1998 COMPARED TO 1997:

The Company's retail auto parts operations are located on the West Coast. Retail revenues grew in 1998 and 1997 by adding new stores and achieving modest gains in same store sales. The addition of new stores and better customer service have also resulted in steady growth in profitability. Pretax income in 1998 increased for the sixth year in a row.

    PACCAR's winch business reported an outstanding year in 1998. Sales and operating profits increased over 1997. The business benefited from strong demand for its products in the U.S. market, and improved margins due to favorable product mix.

1997 COMPARED TO 1996:

Prior to 1997, PACCAR's other products included retail auto parts, winches and the Company's oilfield equipment business, Trico Industries. Combined sales in 1997 were slightly lower than 1996, due to the sale of Trico Industries in the fourth quarter of 1997. Combined operating profits increased in 1997, over 1996, due to higher sales volumes for both retail auto parts and winches.

FINANCIAL SERVICES

The Financial Services segment, including PACCAR Financial Corp., PACCAR Leasing Corporation and the Company's finance subsidiaries in Australia, Canada, Mexico and the United Kingdom, derives earnings primarily from financing the sale of PACCAR products.

    PACCAR has a 49% equity ownership in DAF Financial Services in Europe. This investment, which is recorded under the equity method, is not material.

                         1998         1997        1996
-------------------------------------------------------------------------------
Financial Services:
   Average Earning
      Assets           $ 3,210.3    $ 2,818.9    $ 2,723.9
   Revenues            $   317.1    $   284.3    $   267.9
   Pretax Income       $    62.2    $    71.3    $    68.3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


1998 COMPARED TO 1997:

Financial Services operations earned $62.2 million before tax in 1998 compared to $71.3 million in 1997. Increased revenues from earning asset portfolio growth in both foreign and domestic finance operations were more than offset by higher operating expenses and a higher provision for loan losses. The loss provision increase is consistent with the rapid growth in earning assets. Operating expenses included a $7.5 million write-off of capitalized systems development costs in the U.S. finance company. Overall, credit quality of the portfolio remains good due to favorable economic conditions and a continued focus on credit controls.

1997 COMPARED TO 1996:

Financial Services operations earned $71.3 million before taxes in 1997, up $3.0 million or 4% compared to 1996. Increases achieved in 1997 by PACCAR's finance company in Mexico and its leasing company in the United States were partially offset by lower profitability in its U.S. finance company, due to competitive market conditions in 1997.


LIQUIDITY AND CAPITAL RESOURCES:

                         1998        1997         1996
-------------------------------------------------------------------------------
Cash and cash
   equivalents         $ 432.4     $ 337.9      $ 222.9
Marketable
    securities           404.8       357.0        304.9
-------------------------------------------------------------------------------
                       $ 837.2     $ 694.9      $ 527.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    The Company's cash and marketable securities totaled $837.2 million at December 31, 1998, $142.3 million more than 1997. The growth can be attributed to record earnings in 1998, which increased cash from operations by $215.4 million to $653.8 million. This increase was partially offset by additional capital expenditures, higher dividends paid, the purchase of Leyland Trucks Ltd., and cash utilized for the Financial Services operations.

    The Company's strong liquidity position continues to provide financial stability and strength.

TRUCK AND OTHER

Cash for working capital, capital expenditures, systems (including Year
2000), and research and development has been provided by operations. Management expects this method of funding to continue.

    Long-term debt included the guilder-denominated note arising from the acquisition of DAF Trucks in 1996. The remaining principal balance of this debt was $218.5 million at December 31, 1998. Cash flows were used to make payments on the DAF acquisition debt and to partially fund the acquisition of Leyland Trucks in 1998. The movements in the exchange rates, from the time the original debt was incurred to the time debt payments were made, have not had a significant effect on the amount of cash required to repay the debt.

    Expenditures for long-lived assets in 1998 totaled $187 million. PACCAR's truck operations made significant investments in the expansion and modernization of their facilities, including state-of-the-art systems to improve product design capabilities and efficiencies of its business processes, as well as new product tooling to meet the demands of an aggressive product development plan. Over the last five years, the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $530 million.

    Spending for ongoing capital additions, product development and process efficiencies at PACCAR is expected to be higher in 1999. PACCAR will invest approximately $80 million in building its Canadian truck plant. An agreement with the governments of Canada and Quebec will provide partial funding through a public financing package. PACCAR will fund the remainder from external borrowings, which will be repaid from operating cash flows. The state-of-the-art facility is expected to commence production in mid-year 1999. In addition, the Company expects to make significant investments in new product tooling, in new technology and systems to support business process improvements, and to increase its network of retail auto parts locations.


FINANCIAL SERVICES

The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. An additional source of funds includes capital contributions and intercompany loans from PACCAR.

    Growth in net finance receivables continues to be funded primarily with borrowings by the finance and leasing companies. In 1998, PACCAR Financial Corp. filed a shelf registration under which $1 billion of medium-term notes could be issued as needed. At the end of 1998, $805 million of this registration was still available for issuance. To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to the assets being funded. As part of this policy, the companies use over-the-counter interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the amount of contracts outstanding.

    PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.


EURO CONVERSION:

PACCAR's subsidiary, DAF Trucks N.V., located in the Netherlands, has developed a formal plan for converting to the euro. Effective January 1, 1999, DAF was ready to invoice customers, receive billings from vendors and prepare consolidated internal and external financial reports in euros. While some new systems will need further modification, planned revisions are on schedule. The cost of becoming euro-compliant is not significant to PACCAR and no incremental costs will be passed on to customers. The increased price transparency, as a result of the euro, is not expected to have a significant impact on overall margins in 1999, as DAF is a custom truck manufacturer and each truck is built to customer-specification. While the long-term impact on margins is estimated to be minimal, the ultimate impact is dependent on future events, including market conditions. The conversion to the euro is not expected to materially impact PACCAR's financial condition or results of operations.


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

    Expenditures were approximately $3 million in 1998, $6 million in 1997 and $4 million in 1996 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows will be materially greater than recent experience.

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

    While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated cash flow, liquidity or financial condition.


YEAR 2000 STATUS:

GENERAL

The Company established a formal Year 2000 project in 1996 to manage PACCAR's global compliance effort. The scope of the project includes the compliance of
(1) mainframe computer systems, (2) PC and LAN systems, (3) embedded systems (including both the Company's internal machinery and equipment and the Company's products), and (4) significant third parties. A steering committee comprised of senior management monitors progress and addresses compliance issues. Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner.


STATUS OF THE COMPANY'S YEAR 2000 COMPLIANCE

The Company has completed the evaluation of virtually all computer systems and applications used by the Company and its subsidiaries. PACCAR has prioritized the non-compliant systems and expects to substantially complete modifications to all significant systems before problems related to the Year 2000 occur. Outside specialists have been retained to assist in this process to the extent considered necessary. Mainframe computer systems compliance efforts are approximately 80% complete. PC and LAN systems, and embedded manufacturing systems are both approximately 75% complete. The Company has verified that there are no Year 2000 issues with the portion of its products manufactured by the Company, and it has received confirmation from most major suppliers that there are no Year 2000 issues with their components as used in the Company's products. The Company is continuing to contact the remaining suppliers about compliance of their components. Year 2000 compliance work is being successfully completed along with other systems development projects.

SIGNIFICANT THIRD PARTIES

Some of the Company's Year 2000 compliance efforts are dependent on the release of new versions of software by the software developers, which are scheduled to be delivered in 1999. These software developers have represented to the Company that the new releases will be delivered in time to avoid any material Year 2000 issues with their software.

    PACCAR is contacting all business critical suppliers to assess their Year 2000 efforts and take appropriate action if there is significant risk to PACCAR's continued operation. PACCAR is also assessing the Year 2000 programs of its independent dealers and tracking their progress toward completion. There is regular communication with dealers, which includes the importance of addressing the Year 2000 issue and general guidance regarding appropriate steps to take.

    The Company also depends on banks and other financial institutions to support its cash management activities and to fund the lending activity of its financial services companies with the issuance of commercial paper and public debt. The Company has sent letters and has received responses indicating that banks and other financial institutions, with which it has relationships, already are or will be compliant by the Year 2000.

    To date, the Company is not aware of any significant third party, including software developers, suppliers, dealers, banks and others, with a Year 2000 issue that would materially impact the Company's results of operations, liquidity or capital resources.


YEAR 2000 COSTS

The total cost to complete these projects is expected to approximate $25 million, of which $15 million has been incurred through December 31, 1998. The Company has and expects to continue to fund the cost of these projects from operations. All project costs are being expensed.


YEAR 2000 RISKS

The Company has not yet completed all necessary phases of its Year 2000 program. In addition, the Company has no means of ensuring that significant third parties will be fully prepared for the Year 2000. In the event the Company or one or more significant third parties fail to become completely Year 2000 compliant, the most reasonably likely worst case scenario for the Company is that manufacturing operations could be temporarily impacted. Production at one or more of the Company's plants could be interrupted for a period of time, which in turn could result in lost sales and profits. Selling, general and administrative expense for the Company would likely increase to the extent that automated functions would need to be performed manually.

    The most reasonably likely worst case scenario for the Company's financial services companies, if some of their systems are not Year 2000 compliant, is that information and reports would contain inaccuracies that would reduce the efficiency of payment processing and would result in increased administrative costs and generally reduce customer service. If a significant failure of banking systems or systems of other entities that are key to the public debt markets occurred due to Year 2000 issues, the financial services companies' ability to access various credit and money markets and to process payments could be adversely affected.

    In addition, the world economy could enter a recession due to widespread interruption in commercial activity or due to diverting substantial resources to achieve Year 2000 compliance, which could also have a materially adverse impact on the Company.

    The cumulative effect of these potential outcomes is unknown, but could have a material effect on consolidated financial condition, results of operations and liquidity.


CONTINGENCY PLANS

PACCAR considers alternatives in planning and scheduling Year 2000 projects. The Company continually evaluates the status of completion of all Year 2000 projects to determine whether contingency plans should be developed or implemented. Such plans include automated and manual workarounds, as considered necessary.


CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31                                                    1998             1997             1996
-------------------------------------------------------------------------------------------------------------------
                                                                              (millions except per share data)
TRUCK AND OTHER:

Net sales                                                              $ 7,577.7        $ 6,479.4         $ 4,334.4
Costs and Expenses
Cost of sales                                                            6,431.0          5,549.3           3,737.3
Selling, general and administrative                                        575.2            532.9             375.8
Interest                                                                    18.1             17.6               4.2
-------------------------------------------------------------------------------------------------------------------
                                                                         7,024.3          6,099.8           4,117.3
-------------------------------------------------------------------------------------------------------------------


TRUCK AND OTHER INCOME BEFORE INCOME TAXES                                 553.4            379.6             217.1

FINANCIAL SERVICES:

Revenues                                                                   317.1            284.3             267.9

Costs and Expenses
Interest and other                                                         173.8            151.5             147.6
Selling, general and administrative                                         67.1             53.6              46.8
Provision for losses on receivables                                         14.0              7.9               5.2
-------------------------------------------------------------------------------------------------------------------
                                                                           254.9            213.0             199.6
-------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES                               62.2             71.3              68.3

Gain on sale of subsidiary                                                                   55.7
Investment income                                                           33.3             24.7              25.8
Other, net                                                                   4.2              3.4               1.7
-------------------------------------------------------------------------------------------------------------------
Total Income Before Income Taxes                                           653.1            534.7             312.9
Income taxes                                                               236.3            190.1             111.9
-------------------------------------------------------------------------------------------------------------------
Net Income                                                             $   416.8        $   344.6         $   201.0
-------------------------------------------------------------------------------------------------------------------

Net Income Per Share

Basic                                                                  $    5.34        $    4.43         $    2.59
-------------------------------------------------------------------------------------------------------------------
Diluted                                                                $    5.30        $    4.41         $    2.59
-------------------------------------------------------------------------------------------------------------------

Weighted Average Number of Common Shares Outstanding                        78.1             77.8              77.7
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

ASSETS

December 31                                                                                  1998              1997
-------------------------------------------------------------------------------------------------------------------

                                                                                              (millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents                                                               $   410.3         $   318.6
Trade and other receivables, net of allowance for losses
   (1998 - $27.1 and 1997 - $20.3)                                                          645.6             600.3
Marketable securities                                                                       404.8             357.0
Inventories                                                                                 511.1             393.5
Deferred taxes and other current assets                                                      98.2              86.7
-------------------------------------------------------------------------------------------------------------------
Total Truck and Other Current Assets                                                      2,070.0           1,756.1

Deferred taxes, goodwill and other                                                          261.9             183.5
Property, plant and equipment, net                                                          827.7             665.9
-------------------------------------------------------------------------------------------------------------------
Total Truck and Other Assets                                                              3,159.6           2,605.5
-------------------------------------------------------------------------------------------------------------------

FINANCIAL SERVICES:
Cash and cash equivalents                                                                    22.1              19.3
Finance and other receivables, net of
   allowance for losses (1998 - $67.1 and 1997 - $57.5)                                   3,790.4           3,131.0
   Less unearned interest                                                                  (267.4)           (237.1)
-------------------------------------------------------------------------------------------------------------------
                                                                                          3,523.0           2,893.9
Equipment on operating leases, net                                                           65.3              55.8
Other assets                                                                                 24.8              24.9
-------------------------------------------------------------------------------------------------------------------
Total Financial Services Assets                                                           3,635.2           2,993.9
-------------------------------------------------------------------------------------------------------------------
                                                                                        $ 6,794.8         $ 5,599.4
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS` EQUITY

December 31                                                                                  1998              1997
-------------------------------------------------------------------------------------------------------------------
                                                                                              (millions of dollars)
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses                                                   $ 1,293.9         $ 1,047.3
Current portion of long-term debt                                                            43.8              15.0
Dividend payable                                                                            125.0             116.7
Income taxes and other                                                                       56.4              44.5
-------------------------------------------------------------------------------------------------------------------
Total Truck and Other Current Liabilities                                                 1,519.1           1,223.5
Long-term debt                                                                              204.3             236.6
Other, including deferred taxes                                                             336.4             216.4
-------------------------------------------------------------------------------------------------------------------
Total Truck and Other Liabilities                                                         2,059.8           1,676.5
-------------------------------------------------------------------------------------------------------------------


FINANCIAL SERVICES:

Accounts payable and accrued expenses                                                        83.6              85.8
Commercial paper and bank loans                                                           1,617.8           1,086.7
Long-term debt                                                                            1,106.9           1,097.7
Deferred income taxes and other                                                             162.5             154.9
-------------------------------------------------------------------------------------------------------------------
Total Financial Services Liabilities                                                      2,970.8           2,425.1
-------------------------------------------------------------------------------------------------------------------


STOCKHOLDERS' EQUITY

Preferred stock, no par value - authorized 1.0 million shares, none issued
Common stock, $1 par value - authorized 200.0 million shares,
   78.1 million shares issued and outstanding                                                78.1              77.8
Additional paid-in capital                                                                  620.2             609.9
Retained earnings                                                                         1,185.7             940.8
Currency translation and net unrealized investment gains or (losses)                       (119.8)           (130.7)
-------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                1,764.2           1,497.8
-------------------------------------------------------------------------------------------------------------------
                                                                                        $ 6,794.8         $ 5,599.4
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

December 31                                                                1998              1997              1996
-------------------------------------------------------------------------------------------------------------------
                                                                                    (millions of dollars)
COMMON STOCK, $1 PAR VALUE:
($12 PAR VALUE - 1996)
Balance at beginning of year                                           $    77.8         $  466.4         $   466.3
Reduction in par value from $12 per share to $1 per share                                  (427.8)
Stock split                                                                                  38.9
Stock options exercised                                                       .3               .3                .1
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $    78.1         $   77.8         $   466.4
-------------------------------------------------------------------------------------------------------------------


ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year                                           $   609.9         $  219.0         $   218.7
Reduction in par value from $12 per share to $1 per share                                   427.8
Stock split                                                                                 (38.9)
Other, including options exercised and tax benefit                          10.3              2.0                .3
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $   620.2         $  609.9         $   219.0
-------------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS:

Balance at beginning of year                                           $   940.8         $  757.7         $   653.8
Net income                                                                 416.8            344.6             201.0
Cash dividends declared on common stock,
   per share: 1998 - $2.20; 1997 - $2.075; 1996 - $1.25                   (171.9)          (161.5)            (97.1)
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $ 1,185.7         $  940.8         $   757.7
-------------------------------------------------------------------------------------------------------------------


NET UNREALIZED INVESTMENT GAINS (LOSSES):

Balance at beginning of year                                           $      .9         $     .6         $     2.2
Net unrealized gains (losses)                                                1.1               .3              (1.6)
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $     2.0         $     .9         $      .6
-------------------------------------------------------------------------------------------------------------------


CURRENCY TRANSLATION ADJUSTMENTS:

Balance at beginning of year                                           $  (131.6)        $  (85.7)        $   (89.8)
Translation gains (losses)                                                   9.8            (45.9)              4.1
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                 $  (121.8)        $ (131.6)        $   (85.7)
-------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                             $ 1,764.2         $1,497.8         $ 1,358.0
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31                                                                1998              1997              1996
-------------------------------------------------------------------------------------------------------------------
                                                                                    (millions of dollars)
Net income                                                             $   416.8         $  344.6         $   201.0
Other comprehensive income, net of tax:
Currency translation adjustments                                             9.8            (45.9)              4.1
Net unrealized investment gains (losses)                                     1.1               .3              (1.6)
-------------------------------------------------------------------------------------------------------------------
Net other comprehensive income (loss)                                       10.9            (45.6)              2.5
-------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                   $   427.7         $  299.0         $   203.5
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31                                                   1998              1997             1996
-------------------------------------------------------------------------------------------------------------------
                                                                                    (millions of dollars)
OPERATING ACTIVITIES:
Net income                                                             $   416.8         $  344.6         $   201.0
Items Included in Net Income Not Affecting Cash:
   Depreciation and amortization                                           123.9            112.0              81.1
   Provision for losses on financial services receivables                   14.0              7.9               5.2
   Gain on sale of subsidiary                                                               (55.7)
   (Gain) Loss on sale of property, plant and equipment                      4.7             (4.4)             (4.7)
      Other                                                                 53.0              8.5              16.5
Change in Operating Assets and Liabilities:
   (Increase) Decrease in assets other than cash and equivalents:
      Receivables                                                          (39.0)          (108.5)            (39.5)
      Inventories                                                          (88.0)           (44.9)             33.9
      Other                                                                 (2.0)           (15.7)            (10.6)
   Increase (Decrease) in liabilities:
      Accounts payable and accrued expenses                                175.0            179.6              86.6
      Other                                                                 (4.6)            15.0             (11.2)
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                  653.8            438.4             358.3


INVESTING ACTIVITIES:

Finance receivables originated                                          (1,973.6)        (1,509.9)         (1,318.0)
Collections on finance receivables                                       1,332.9          1,248.6           1,164.5
Net decrease (increase) in wholesale receivables                           (50.6)            37.8              63.3
Marketable securities purchased                                         (1,286.3)        (2,307.9)         (2,036.5)
Marketable securities sales and maturities                               1,265.3          2,256.5           2,183.3
Proceeds from sale of subsidiary                                                            105.0
Acquisition of businesses                                                  (75.2)                            (465.2)
Acquisition of property, plant and equipment                              (192.9)          (107.0)           (108.7)
Acquisition of equipment for operating leases                              (29.9)           (26.0)            (14.5)
Proceeds from asset disposals                                               44.3             41.7              43.7
Other                                                                        6.0              1.9               (.4)
-------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                     (960.0)          (259.3)           (488.5)


FINANCING ACTIVITIES:

Cash dividends paid                                                       (163.6)          (103.1)           (155.5)
Stock option transactions                                                    6.6              2.3                .4
Net (decrease) increase in notes payable                                                   (347.4)            347.4
Net increase in commercial paper and bank loans                            539.4            133.8              22.5
Proceeds from long-term debt                                               612.1            801.7             426.8
Payments on long-term debt                                                (582.0)          (582.8)           (469.7)
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                        412.5            (95.5)            171.9
Effect of exchange rate changes on cash                                    (11.8)            31.4              (2.8)
-------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                                   94.5            115.0              38.9
Cash and cash equivalents at beginning of year                             337.9            222.9             184.0
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $   432.4         $  337.9         $   222.9
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


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

    Cash, Cash Equivalents and Marketable Securities: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. Cash equivalents were $410.3 and $281.1 at December 31, 1998 and 1997, respectively. The Company's investments in cash equivalents and marketable securities are classified as debt securities available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

    The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

    Inventories: Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined by the first-in, first-out (FIFO) or the weighted average method.

    Goodwill: Goodwill is amortized on a straight-line basis for periods ranging from 20 to 27 years. At December 31, 1998 and 1997, goodwill amounted to $106.4 and $100.8, net of accumulated amortization of $16.9 and $11.7, respectively. Amortization of goodwill totaled $4.7 in 1998, $5.1 in 1997 and $2.0 in 1996. Annual amortization expense is impacted by the effect of movements in the exchange rate used to translate amounts from the Company's foreign subsidiaries.

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

    Revenue Recognition: Substantially all sales of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers. Generally, interest income from finance receivables is recognized using the interest method.

    Estimated Credit Losses: The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).

    Derivative Financial Instruments: The Company does not engage in derivatives trading, market-making or other speculative activities. The Company enters into agreements to manage certain exposures to fluctuations in interest rates and foreign exchange. It uses interest-rate contracts to match the interest rate characteristics of the Company's finance receivables with the borrowings used to fund those receivables. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense.

    To mitigate the effect of changes in currency exchange rates, PACCAR regularly enters into currency exchange contracts to hedge its net foreign currency exposure. Gains and losses on these contracts are deferred and included in the measurement of the related foreign currency transaction when completed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


    PACCAR has currency exchange exposure for the U.S. dollar compared to the Canadian dollar. With respect to Europe, PACCAR has currency exposure for the Dutch guilder compared to the British pound. When the U.S. dollar or the Dutch guilder strengthens relative to the Canadian dollar or the British pound, the translated value of sales in the other currencies decreases. When the U.S. dollar or the Dutch guilder weakens, the translated value of sales in the other currencies increases. Overall, PACCAR is a net receiver of Canadian dollars and British pounds and benefits from a weaker U.S. dollar or Dutch guilder.

    Research and Development: Research and development costs are expensed as incurred. Amounts charged against income were $119.0 in 1998, $84.0 in 1997 and $47.0 in 1996.

    NEW ACCOUNTING STANDARDS: In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE AND HEDGING ACTIVITIES. PACCAR will adopt SFAS 133 in the first quarter of 2000. The impact of adoption is not expected to be material to PACCAR's consolidated financial position or results of operations.

    Reclassifications: Certain prior-year amounts have been reclassified to conform to the 1998 presentation.


B.  INVESTMENTS IN DEBT SECURITIES

All investments in debt securities were classified as available-for-sale at December 31, 1998 and 1997. Amounts at December 31, 1998, were as follows:

                                AMORTIZED        FAIR
                                     COST       VALUE
-------------------------------------------------------------------------------
U.S. government securities         $ 65.9      $ 66.3
Tax-exempt securities               325.1       327.3
Other debt securities               421.0       421.5
-------------------------------------------------------------------------------
                                   $812.0      $815.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Amounts at December 31, 1997, were as follows:

                                AMORTIZED        FAIR
                                     COST       VALUE
-------------------------------------------------------------------------------
U.S. government securities         $ 84.9      $ 85.2
Tax-exempt securities               353.6       355.0
Other debt securities               197.9       197.9
-------------------------------------------------------------------------------
                                   $636.4      $638.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   Fair value of investments in debt securities were included in cash and equivalents and marketable securities as follows:

                                     1998        1997
-------------------------------------------------------------------------------
Truck and Other:
Cash and equivalents               $404.9      $275.7
Marketable securities               404.8       357.0

Financial Services:
Cash and equivalents                  5.4         5.4
-------------------------------------------------------------------------------
                                   $815.1      $638.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


   The contractual maturities of debt securities at December 31, 1998, were as follows:

                                AMORTIZED        FAIR
                                     COST       VALUE
-------------------------------------------------------------------------------
Maturities in:
One year or less                   $445.5      $445.0
One to five years                   355.8       359.1
Five to ten years                    10.7        11.0
-------------------------------------------------------------------------------
                                   $812.0      $815.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Gross realized gains and losses and unrealized holding gains and losses were not significant for any of the years presented.


C.  INVENTORIES

                                     1998        1997
-------------------------------------------------------------------------------
Inventories at FIFO cost:
   Finished products              $ 328.2     $ 274.7
   Work in process and raw
      materials                     308.2       244.9
-------------------------------------------------------------------------------
                                    636.4       519.6
Less excess of FIFO cost
   over LIFO                       (125.3)     (126.1)
-------------------------------------------------------------------------------
                                  $ 511.1     $ 393.5
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Inventories valued using the LIFO method comprised 55% of consolidated inventories at FIFO or weighted average cost for both December 31, 1998 and 1997.


D.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

                                     1998        1997
-------------------------------------------------------------------------------
Land                             $   63.4    $   51.9
Buildings                           486.7       441.3
Machinery and equipment             951.1       722.1
-------------------------------------------------------------------------------
                                  1,501.2     1,215.3
Less allowance for
   depreciation                    (673.5)     (549.4)
-------------------------------------------------------------------------------
                                 $  827.7    $  665.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
(CURRENCIES IN MILLIONS EXCEPT PER SHARE AMOUNTS)


E.  ACQUISITIONS AND SALE OF BUSINESSES

On June 2, 1998, PACCAR acquired Leyland Trucks Ltd., a manufacturer of light- and medium-duty trucks in the United Kingdom. PACCAR used the purchase method of accounting for the acquisition. The consolidated financial statements include Leyland operations subsequent to the acquisition date. Leyland's impact on consolidated results and financial position are not material. In addition, due to the supplier-customer relationship of Leyland to DAF, a substantial portion of Leyland's sales eliminate in consolidation.

    In December 1997, PACCAR sold Trico Industries, its oilfield equipment business, to an oil services company based in Houston, Texas, for $105 in cash, resulting in a $55.7 pretax gain.

    On November 15, 1996, PACCAR acquired all the outstanding shares of DAF Trucks, N.V. (DAF), a truck manufacturer that also produces its own engines and axles. Its core operations include development, production, marketing and aftermarket parts sales for medium- and heavy-duty commercial trucks with factories in the Netherlands and Belgium.

    DAF was purchased for 900 Dutch guilders (NLG), or approximately $532. PACCAR paid NLG 300 in cash and financed the remaining balance with guilder-denominated debt.

    DAF's operations have been included in the consolidated financial statements since the date of acquisition.

    The following unaudited pro forma consolidated results of operations for the year ended December 31, 1996, reflect the DAF acquisition as though it occurred at the beginning of the year after adjustments for the impact of interest on acquisition debt, depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor does it represent results that may occur in the future.


For the year ended December 31, 1996      (UNAUDITED)
-------------------------------------------------------------------------------
Manufacturing Revenues                       $5,900.0
Net Income                                      250.0
Net Income Per Share                         $   3.22
-------------------------------------------------------------------------------


F.  FINANCE AND OTHER RECEIVABLES

Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

    The Company's finance and other receivables are as follows:

                                     1998        1997
-------------------------------------------------------------------------------
Retail notes and contracts       $2,667.9    $2,171.7
Wholesale financing                 187.2       138.4
Direct financing leases             980.9       860.1
Interest and other receivables       21.5        18.3
-------------------------------------------------------------------------------
                                  3,857.5     3,188.5
Less allowance for losses           (67.1)      (57.5)
-------------------------------------------------------------------------------
                                  3,790.4     3,131.0
Unearned interest:
Retail notes and contracts         (135.3)     (123.4)
Direct financing leases            (132.1)     (113.7)
-------------------------------------------------------------------------------
                                   (267.4)     (237.1)
                                 $3,523.0    $2,893.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    Annual payments due on retail notes and contracts for the five years beginning January 1, 1999, are $950.5, $750.8, $543.7, $309.7, $105.4 and
$7.8 thereafter.

    Estimated residual values included with direct financing leases amounted to $52.3 in 1998 and $43.0 in 1997. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 1999, are $267.2, $230.7, $192.1, $132.8, $68.8 and $37.0 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


G.  ALLOWANCE FOR LOSSES

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

                                         TRUCK   FINANCIAL
                                     AND OTHER    SERVICES
-------------------------------------------------------------------------------
Balance, January 1, 1996                 $ 5.8       $56.8
Additions:
   Provision for losses                     .5         5.2
   Resulting from acquisitions            15.4
Net losses, including translation         (2.5)       (8.0)
-------------------------------------------------------------------------------
Balance, December 31, 1996                19.2        54.0
Provision for losses                       3.5         7.9
Net losses, including translation         (2.4)       (4.4)
-------------------------------------------------------------------------------
Balance, December 31, 1997                20.3        57.5
Additions:
   Provision for losses                    7.1        14.0
   Resulting from acquisitions              .2
Net losses, including translation          (.5)       (4.4)
-------------------------------------------------------------------------------
Balance, December 31, 1998               $27.1       $67.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer or geographic region. Generally, financial services receivables are collateralized by financed equipment.


H.  EQUIPMENT ON OPERATING LEASES

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.

                                          1998        1997
-------------------------------------------------------------------------------
Trucks and other equipment               $82.1       $79.3
Less allowance for depreciation          (16.8)      (23.5)
-------------------------------------------------------------------------------
                                         $65.3       $55.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    Original terms of operating leases generally range up to 84 months. Annual minimum lease payments due on operating leases for the five years beginning January 1, 1999, are $14.0, $11.3, $8.2, $5.1 and $3.4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


I.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

                                     1998        1997
-------------------------------------------------------------------------------
Truck and Other:
Accounts payable                 $  671.6    $  533.1
Salaries and wages                  130.0       127.1
Warranty and self-insurance
   reserves                         218.0       169.3
Other                               274.3       217.8
-------------------------------------------------------------------------------
                                 $1,293.9    $1,047.3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Financial Services:
Accounts payable                 $   63.6    $   61.7
Other                                20.0        24.1
-------------------------------------------------------------------------------
                                 $   83.6    $   85.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


J.  BORROWINGS AND CREDIT ARRANGEMENTS

                                     1998        1997
-------------------------------------------------------------------------------
Truck and Other:
Long-term debt                     $243.1      $246.9
   Less current portion             (43.4)      (14.6)
-------------------------------------------------------------------------------
                                    199.7       232.3
Capital lease obligations             5.0         4.7
   Less current portion               (.4)        (.4)
-------------------------------------------------------------------------------
                                      4.6         4.3
-------------------------------------------------------------------------------
                                   $204.3      $236.6
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The weighted average interest rate on the fixed portion of long-term debt ($163.9) was 4.9% at December 31, 1998. The interest rate on the floating portion of long-term debt ($79.2) is based on the Amsterdam Interbank Offered Rate and was 3.5% at December 31, 1998. Annual maturities for long-term debt and capital leases for the five years beginning January 1, 1999, are $43.8, $42.5, $39.4, $117.8 and $1.4, respectively.

                     EFFECTIVE
                          RATE       1998        1997
-------------------------------------------------------------------------------
Financial Services:
Commercial paper          5.3%   $1,511.5    $  947.2
Bank loans                7.6%      106.3       139.5
-------------------------------------------------------------------------------
                                  1,617.8     1,086.7
-------------------------------------------------------------------------------
Long-term debt:
   Fixed rate             6.0%      963.9       922.7
   Floating rate          5.8%      143.0       175.0
-------------------------------------------------------------------------------
                                  1,106.9     1,097.7
-------------------------------------------------------------------------------
                                 $2,724.7    $2,184.4
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    The effective rate is the weighted average rate as of December 31, 1998, and includes the effects of interest-rate agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


    Annual maturities of long-term debt for the five years beginning January 1, 1999, are $431.7, $299.7, $255.9, $111.8 and $7.8, respectively.


CONSOLIDATED:

    Interest paid on consolidated borrowings was $188.0 in 1998, $143.6 in 1997 and $133.3 in 1996.

    The weighted average interest rate on consolidated commercial paper and bank loans was 5.34%, 5.78% and 4.73% at December 31, 1998, 1997 and 1996,
respectively.

    The Company has line of credit arrangements of $1,548.7, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,292.7 at December 31, 1998, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 1998, there was $805 of medium-term debt available for issuance under a currently outstanding shelf registration.


K.  LEASES

The Company leases most store locations for its automotive parts sales operations and various other office space under operating leases. Leases expire at various dates through the year 2013.

    Annual minimum rental payments due under operating leases for the five years beginning January 1, 1999, are $26.1, $23.0, $18.7, $12.4, $10.6 and
$27.9 thereafter.

    Minimum payments on leases have not been reduced by aggregate minimum sublease rentals of $8.5 receivable under noncancelable subleases.

    The Company has operating leases which, in addition to aggregate minimum annual rentals, provide for additional rental payments based on sales and certain expenses.

    Total rental expenses under all leases for the three years ended December 31, 1998, were $27.5, $19.1 and $15.8, net of sublease rentals of $2.0, $2.1 and $2.0, respectively.


L.  DERIVATIVE FINANCIAL INSTRUMENTS

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. These contracts are used to manage exposures to fluctuations in interest rates. At December 31, 1998, the Company had 138 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $1,246, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

    Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 1999, are $604.0, $408.8, $151.5, $64.3, $12.9 and $4.0 thereafter. The weighted average pay rate of 5.7% approximates the Company's net cost of funds. The weighted average receive rate of 5.4% offsets rates on associated debt obligations.

    Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within six months. At December 31, 1998 and 1997, PACCAR had net foreign exchange purchase contracts outstanding amounting to $188 and $143 U.S. dollars, respectively. Approximately 90% of the 1998 amount represented contracts related to the U.S. and Canadian dollars. The remaining balance in 1998 represented contracts related to Dutch guilders and the British pound.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


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

    At December 31, 1998, PACCAR had standby letters of credit outstanding totaling $35, which guarantee various insurance and financing activities.

    PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.


N.  RETIREMENT PLANS

PACCAR has several defined benefit pension plans which cover a majority of its employees.

    The following data relate to all pension plans of the Company except for certain union-negotiated, multi-employer and foreign insured plans.

                                      1998        1997        1996
-------------------------------------------------------------------------------
Weighted Average Assumptions as of December 31:
Discount rate                         7.0%        7.5%        7.5%
Rate of increase in future
   compensation levels                4.8%        4.8%        4.8%
Assumed long-term rate of
   return on plan assets              8.0%        8.0%        8.0%
-------------------------------------------------------------------------------

                                     1998        1997
-------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at
   January 1                       $365.4      $319.2
Service cost                         18.0        15.0
Interest cost                        26.7        24.4
Actuarial loss                       27.9        18.8
Acquisition of Leyland Trucks Ltd.   21.5
Benefits paid                       (11.8)      (12.0)
-------------------------------------------------------------------------------
Benefit obligation at
   December 31                     $447.7      $365.4
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Change in Plan Assets:
Fair value of plan assets at
   January 1                       $402.2      $342.0
Actual return on plan assets         57.1        65.7
Employer contributions                7.4         6.5
Acquisition of Leyland Trucks Ltd.   24.6
Benefits paid                       (11.8)      (12.0)
-------------------------------------------------------------------------------
Fair value of plan assets at
   December 31                     $479.5      $402.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


Funded Status at December 31:
Funded status                      $ 31.8      $ 36.8
Unrecognized actuarial gain         (62.4)      (64.1)
Unrecognized prior service cost      10.6         8.9
Unrecognized net initial obligation    .8         1.4
-------------------------------------------------------------------------------
Net liability                      $(19.2)     $(17.0)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Details of Net Asset (Liability) Recorded:
Prepaid benefit costs              $ 13.3      $  3.9
Accrued benefit liability           (35.2)      (22.9)
Intangible asset                      2.7         2.0
-------------------------------------------------------------------------------
Net liability                      $(19.2)     $(17.0)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  1998        1997        1996
-------------------------------------------------------------------------------
Components of Pension Expense:
Service cost                      $  18.0     $ 15.0      $ 13.5
Interest on projected
   benefit obligation                26.7       24.4        21.2
Expected return
   on assets                        (29.1)     (26.8)      (23.4)
Amortization of prior
   service costs                      2.0        2.0         2.1
Recognized
   actuarial gain                     (.4)      (2.2)       (2.5)
-------------------------------------------------------------------------------
Net pension
   expense                        $  17.2     $ 12.4      $ 10.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Pension expense for union-negotiated, multi-employer and foreign insured plans was $16.7 in 1998, $14.3 in 1997, and $3.5 in 1996. Pension expense in 1998 and 1997 included $12.3 and $10.8, respectively, for a foreign insured plan related to DAF Trucks, acquired at the end of 1996.

    The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees that reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit.

    The following data relate to unfunded postretirement medical and life insurance plans.

                                     1998        1997
-------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at January 1    $ 30.5      $ 29.7
Service cost                          1.6         1.8
Interest cost                         1.6         2.2
Amendments                            2.7
Actuarial gain                       (6.8)       (2.8)
Benefits paid                         (.5)        (.4)
-------------------------------------------------------------------------------
Benefit obligation at
   December 31                     $ 29.1      $ 30.5
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


Unfunded Status at December 31:
Unfunded status                    $(29.1)     $(30.5)
Unrecognized actuarial
   (gain) loss                       (1.9)        4.8
Unrecognized prior service cost       3.1          .4
Unrecognized net initial obligation   6.1         6.6
-------------------------------------------------------------------------------
Accrued postretirement
   benefits                        $(21.8)     $(18.7)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  1998        1997        1996
-------------------------------------------------------------------------------
Components of Retiree Expense:
Service cost                      $   1.6     $   1.8     $   1.7
Interest cost                         1.6         2.2         2.0
Recognized actuarial
   (gain) loss                        (.1)         .2          .2
Recognized net initial
   obligation                          .5          .5          .5
-------------------------------------------------------------------------------
Net retiree expense               $   3.6    $    4.7      $  4.4
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    The discount rate and long-term medical inflation rate used for calculating the accumulated plan benefits were 7.0% and 7.0%, respectively, for 1998 and 7.5% and 7.0%, respectively, for 1997.

    Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                        1%           1%
                                  INCREASE     DECREASE
-------------------------------------------------------------------------------
Effect on total of service
   and interest cost
   components                        $  .3     $  (.3)
Effect on accumulated
   postretirement benefit
   obligation                        $ 3.1     $ (2.8)

    The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $12.6, $11.8 and $12.3 in 1998, 1997 and 1996, respectively.


O.  FOREIGN OPERATIONS AND CURRENCY TRANSLATION

For most of PACCAR's foreign subsidiaries, the local currency is the functional currency and all assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders' equity. Also included are the effects of foreign denominated borrowings designated as hedges of certain net foreign investments.

    DAF uses the guilder as the functional currency to account for its foreign subsidiaries and PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. Accordingly, for DAF's foreign subsidiaries and PACCAR's Mexican subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

    Net foreign currency translations and transactions increased net income by $3.1 in 1998 and $1.2 in 1996 and decreased net income by $.2 in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


P.  INCOME TAXES

                         1998        1997        1996
-------------------------------------------------------------------------------
Income Before Income Taxes:
Domestic                $385.3     $342.2      $271.5
Foreign                  267.8      192.5        41.4
-------------------------------------------------------------------------------
                        $653.1     $534.7      $312.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Provision for Income Taxes:
Current provision:
   Federal             $ 130.1     $123.5      $ 90.8
   Foreign                92.3       55.0         6.8
   State                  17.4       12.6        13.3
-------------------------------------------------------------------------------
                         239.8      191.1       110.9
Deferred provision
      (benefit):
   Federal and state      (2.1)      (8.0)       (3.0)
   Foreign                (1.4)       7.0         4.0
-------------------------------------------------------------------------------
                          (3.5)      (1.0)        1.0
-------------------------------------------------------------------------------
                       $ 236.3     $190.1      $111.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Reconciliation of Statutory U.S. Tax to Actual Provision:
Statutory rate              35%        35%         35%
Statutory tax          $ 228.6     $187.2      $109.5
Effect of:
   State income taxes     11.6       10.3         8.4
   Foreign tax rates       5.0        3.8        (1.0)
   FSC benefit            (3.2)      (2.4)       (2.3)
   Tax-exempt income      (4.3)      (4.5)       (5.2)
   Utilization of loss
      carryforwards       (4.3)      (9.1)
   Other                   2.9        4.8         2.5
-------------------------------------------------------------------------------
                       $ 236.3     $190.1      $111.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


At December 31:                      1998        1997
-------------------------------------------------------------------------------
Components of Deferred Tax Assets (Liabilities):
Assets:
   Provisions for accrued
      expenses                    $ 121.8    $  121.0
   Allowance for losses on
      receivables                    31.1        20.7
   Net operating losses             120.0         4.6
   Other                             35.8        19.0
-------------------------------------------------------------------------------
                                    308.7       165.3
   Valuation reserve               (120.0)
-------------------------------------------------------------------------------
                                    188.7       165.3
Liabilities:
   Asset capitalization and
      depreciation                  (46.0)      (48.1)
   Financing and leasing
      activities                   (146.8)     (136.6)
   Other                            (60.1)      (53.3)
-------------------------------------------------------------------------------
                                   (252.9)     (238.0)
Net deferred tax liability        $ (64.2)   $  (72.7)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


At December 31:                      1998        1997
-------------------------------------------------------------------------------
Classification of Deferred Tax Assets and Liabilities:
Truck and Other:
   Deferred taxes and other
      current assets              $  75.3    $   67.5
   Deferred taxes, goodwill
      and other                      17.4        13.6
   Other, including
      deferred taxes                (30.0)      (34.0)
Financial Services:
   Deferred income taxes
      and other                    (126.9)     (119.8)
-------------------------------------------------------------------------------
Net deferred tax liability        $ (64.2)   $  (72.7)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $404.9 at December 31, 1998. While the amount of any federal income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that the available foreign tax credits would substantially offset any potential federal tax liability.

    Leyland Trucks Ltd. net operating losses of approximately $390 were recorded and fully reserved as utilization is limited by U.K. law.

    Cash paid for income taxes was $228.3 in 1998, $163.6 in 1997 and $121.3 in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


Q.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

    Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

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

    The carrying amounts and fair values of the Company's financial instruments are as follows:

                                 CARRYING       FAIR
1998                               AMOUNT       VALUE
-------------------------------------------------------------------------------
Truck and Other:
Cash and equivalents             $  410.3    $  410.3
Marketable securities               404.8       404.8
Long-term debt                      243.1       247.5

Financial Services:
Cash and equivalents                 22.1        22.1
Net receivables                   2,694.5     2,697.4
Commercial paper and
   bank loans                     1,617.8     1,617.8
Long-term debt                    1,106.9     1,120.8

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $7.4, and the foreign currency exchange contracts represented an additional liability of $.1 if recorded at fair value at December 31, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996
(CURRENCIES IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                 CARRYING        FAIR
1997                               AMOUNT       VALUE
-------------------------------------------------------------------------------
Truck and Other:
Cash and equivalents             $  318.6    $  318.6
Marketable securities               357.0       357.0
Long-term debt                      246.9       247.7

Financial Services:
Cash and equivalents                 19.3        19.3
Net receivables                   2,162.6     2,168.4
Commercial paper and
   bank loans                     1,086.7     1,086.7
Long-term debt                    1,097.7     1,098.4

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $2.6 and the foreign currency exchange contracts represented an additional asset of $2.7 if recorded at fair value at December 31, 1997.


R.  STOCK COMPENSATION PLANS

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

                         1998        1997        1996
-------------------------------------------------------------------------------
Pro Forma:
Net income              $414.3     $342.5      $199.5
   Basic EPS              5.31       4.41        2.57
   Diluted EPS            5.27       4.38        2.57
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    The following assumptions were used for grants in 1998, 1997 and 1996: expected volatility of 38%, 31% and 34%; risk-free interest rate of 6.01%, 6.94% and 6.81%, and expected lives of 5 years.

    Options granted over the three-year period ended December 31, 1998, totaled approximately 315,600, 409,000 and 621,000 for 1998, 1997 and 1996
with per share exercise prices of $53.50, $36.63 and $24.75, respectively. The fair value per share of options granted during this period amounted to $17.17, $9.44 and $6.91 for 1998, 1997 and 1996, respectively. Options vest at the beginning of the third year after the grant date.

    At December 31, 1998, options representing 1.5 million shares were outstanding with a weighted average exercise price of $32.58, of which 315,600 shares were exercisable. On January 1, 1999, approximately 550,000 additional shares became exercisable at a price of $24.75.

    All share amounts have been adjusted for the effects of the stock split declared in 1997.


S.  STOCKHOLDERS' EQUITY

Changes in the Company's common stock are summarized as follows:


Balance, January 1, 1996                   38,862,359
Stock options exercised                         8,919
-------------------------------------------------------------------------------
Balance, December 31, 1996                 38,871,278
Stock options exercised                        48,567
Stock split                                38,906,927
-------------------------------------------------------------------------------
Balance, December 31, 1997                 77,826,772
Stock options exercised                       304,013
-------------------------------------------------------------------------------
Balance, December 31, 1998                 78,130,785
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


Other Comprehensive Income: Changes in unrealized investment holding gains or losses, reclassification adjustments and related tax effects were immaterial for the three years ended December 31, 1998.

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

    Stock Split: On April 29, 1997, the Board of Directors declared a two-for-one stock split which was paid on May 21, 1997, to stockholders of record at the close of business on May 9, 1997. All per share figures presented have been adjusted for the effects of the stock split.

    Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights become exercisable if a person publicly announces the intention to acquire 15% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for two hundred dollars a fractional share of Series A Junior Participating Preferred Stock. Each fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2009, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.


T.  SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Trucks and Financial Services.

    The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe. Truck revenues and operating profits include operations of Leyland Trucks Ltd. from June 1998 (the date of acquisition) and DAF Trucks, N.V. from date of acquisition in November 1996.

    The Financial Services segment is composed of finance and leasing services provided to truck customers and dealers. Revenues and income before taxes are primarily generated from operations in the United States.

    Included in All Other are the following: PACCAR's automotive parts sales and related services business conducted through company-operated retail stores, and the industrial winch business, which includes design, manufacturing and marketing operations. Also included here are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense.

    Sales between reportable segments were insignificant. Geographic revenues from external customers are presented based on the country of the customer.

    PACCAR evaluates the performance of its Truck segment based on operating profits which excludes investment income, goodwill amortization, other income and expense and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes.


BUSINESS SEGMENT DATA:                      1998        1997        1996
-------------------------------------------------------------------------------
Revenues:
   Net sales
      Trucks                            $  7,270.4  $  6,157.8  $  4,019.2
      All other                              307.3       321.6       315.2
-------------------------------------------------------------------------------
                                           7,577.7     6,479.4     4,334.4
   Financial Services
      revenues                               317.1       284.3       267.9
-------------------------------------------------------------------------------
                                        $  7,894.8  $  6,763.7  $  4,602.3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


Truck operating
   profit                               $    534.3  $    376.8  $    204.1
All other                                     37.2        20.4        17.2
Interest expense                             (18.1)      (17.6)       (4.2)
-------------------------------------------------------------------------------
                                             553.4       379.6       217.1
Financial Services
   income before taxes                        62.2        71.3        68.3
Gain on sale of
   subsidiary                                             55.7
Investment income                             33.3        24.7        25.8
Other, net                                     4.2         3.4         1.7
-------------------------------------------------------------------------------
                                        $    653.1  $    534.7  $    312.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


BUSINESS SEGMENT DATA:                      1998        1997        1996
-------------------------------------------------------------------------------
Depreciation and amortization:
   Trucks                               $     91.7  $     74.3  $     46.2
   Financial Services                         13.3        16.4        17.1
   Other                                      18.9        21.3        17.8
-------------------------------------------------------------------------------
                                        $    123.9  $    112.0  $     81.1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Expenditures for long-lived assets:
   Trucks                               $    142.9  $     86.2  $     88.5
   Financial Services                         35.9        30.0        15.4
   Other                                      44.0        16.8        19.3
-------------------------------------------------------------------------------
                                        $    222.8  $    133.0  $    123.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Segment assets:
   Trucks                               $  2,104.1  $  1,752.0  $  1,757.2
   Other                                     240.4       177.9       212.0
   Cash and marketable
      securities                             815.1       675.6       507.9
-------------------------------------------------------------------------------
                                           3,159.6     2,605.5     2,477.1
   Financial Services                      3,635.2     2,993.9     2,821.7
-------------------------------------------------------------------------------
                                        $  6,794.8  $  5,599.4  $  5,298.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


GEOGRAPHIC AREA DATA:                       1998        1997        1996
-------------------------------------------------------------------------------
Revenues:
   United States                        $  4,466.6  $  3,835.6  $  3,614.9
   Other                                   3,428.2     2,928.1       987.4
-------------------------------------------------------------------------------
                                        $  7,894.8  $  6,763.7  $  4,602.3
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Long-lived assets:
   Property, plant and equipment, net
      United States                     $    420.4  $    361.3  $    384.0
      The Netherlands                        187.3       168.7       200.8
      Other                                  220.0       135.9       147.8
-------------------------------------------------------------------------------
                                        $    827.7  $    665.9  $    732.6
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996 (CURRENCIES IN MILLIONS)


   Goodwill and other, net
      United States                     $     12.5  $     12.1  $     23.0
      The Netherlands                        114.8       110.3       108.4
      Other                                    2.3
-------------------------------------------------------------------------------
                                        $    129.6  $    122.4  $    131.4
-------------------------------------------------------------------------------

   Equipment on operating leases, net
      United States                     $     43.5  $     46.0  $     42.8
      Other                                   21.8         9.8         2.1
-------------------------------------------------------------------------------
                                        $     65.3  $     55.8  $     44.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                       /s/ ERNST & YOUNG LLP

Seattle, Washington
February 16, 1999


                             SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------

                                            1998        1997       1996         1995        1994
------------------------------------------------------------------------------------------------
                                                     (millions except per share data)
Net Sales                               $7,577.7    $6,479.4   $4,334.4     $4,592.9    $4,294.2

Financial Services Revenue                 317.1       284.3      267.9        257.5       210.9

Net Income                                 416.8       344.6      201.0        252.8       204.5

Net Income Per Share:
   Basic                                    5.34        4.43       2.59         3.25        2.63
   Diluted                                  5.30        4.41       2.59         3.25        2.63
   Cash Dividends Declared                  2.20       2.075       1.25         2.00        1.50

Total Assets:
   Truck and Other                       3,159.6     2,605.5    2,477.1      1,646.2     1,562.7
   Financial Services                    3,635.2     2,993.9    2,821.7      2,744.3     2,365.5

Long-Term Debt:
   Truck and Other                         204.3       236.6       32.9         10.7        11.1
   Financial Services                    1,106.9     1,097.7    1,112.0      1,149.6       999.9

Stockholders' Equity                    $1,764.2    $1,497.8   $1,358.0     $1,251.2    $1,174.5
------------------------------------------------------------------------------------------------

All per share amounts have been restated to give effect to a two-for-one stock split declared in 1997.

                         QUARTERLY RESULTS (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                         QUARTER
                                                                          FIRST     SECOND        THIRD      FOURTH
-------------------------------------------------------------------------------------------------------------------
1998                                                                          (millions except per share data)
Net Sales                                                             $ 1,752.3   $ 1,849.4   $ 1,857.3   $ 2,118.7

Truck and Other Gross Profit (Before SG&A and Interest)                   263.9       281.1       275.0       326.7

Financial Services Gross Profit (Before SG&A)                              30.8        31.9        32.7        33.9

Net Income                                                                100.4       104.9        96.6       114.9

Net Income Per Share:
   Basic                                                              $    1.29   $    1.34   $    1.24   $    1.47
   Diluted                                                                 1.28        1.33        1.23        1.46
-------------------------------------------------------------------------------------------------------------------

1997
Net Sales                                                             $ 1,444.8   $ 1,590.5   $ 1,639.2   $ 1,804.9

Truck and Other Gross Profit (Before SG&A and Interest)                   190.5       223.8       237.1       278.7

Financial Services Gross Profit (Before SG&A)                              29.9        30.7        31.6        32.7

Net Income                                                                 57.9        71.5        82.5       132.7

Net Income Per Share:
   Basic                                                              $     .74   $     .92   $    1.06   $    1.71
   Diluted                                                                  .74         .92        1.05        1.70
-------------------------------------------------------------------------------------------------------------------

Net income per share amounts have been restated to give effect to a two-for-one stock split declared in 1997. Fourth quarter 1997 net income includes a $35 after-tax gain on sale of Trico Industries.


                    COMMON STOCK MARKET PRICES AND DIVIDENDS
-------------------------------------------------------------------------------

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a two-for-one stock split paid in May of 1997. There were 2,885 record holders of the common stock at December 31, 1998.


1998             CASH DIVIDENDS           STOCK PRICE               1997    CASH DIVIDENDS        STOCK PRICE
QUARTER                DECLARED        HIGH         LOW             QUARTER       DECLARED      HIGH         LOW
-------------------------------------------------------------------------------------------------------------------
First                      $.15        $66 3/4     $47 1/2          First            $.125     $38 5/16    $30 5/16
Second                      .15         63          50 5/8          Second             .15      54 31/64    33 7/8
Third                       .15         53          40              Third              .15      57          42 3/4
Fourth                      .15         50 1/2      37              Fourth             .15      59 1/2      39 3/8
Year-End Extra             1.60                                     Year-End Extra    1.50
-------------------------------------------------------------------------------------------------------------------

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

                     MARKET RISKS AND DERIVATIVE INSTRUMENTS
-------------------------------------------------------------------------------

   In the normal course of business, PACCAR holds or issues various financial instruments which expose the Company to market risk associated with market currency exchange rates and interest rates. Policies and procedures have been established by the Company to manage these market risks through the use of various derivative financial instruments. The Company does not engage in derivatives trading, market-making or other speculative activities.


CURRENCY RISKS

    See Note A for a description of the Company's exposure to currency risks.

    To mitigate the short-term impact of changes in currency exchange rates, PACCAR regularly enters into currency exchange agreements to hedge 50-100% of its U.S. dollar denominated exposure in Canada over a period of 3 to 6 months.

    At December 31, 1998 the Company had U.S. dollar obligations of $99.4 related to firmly committed sales orders denominated in Canadian dollars. The Canadian plant construction has forecasted U.S. dollar obligations amounting to $30.7. All transactions are expected to occur in 1999. The Company has related forward contracts to sell Canadian dollars for U.S. dollars in the notional amount of $130.0 to occur in 1999. Dutch guilder hedging activity at year-end was not material.


INTEREST RATE RISKS

    See Note L for a description of the Company's exposure to interest rate risks.

    The following table presents instruments which are subject to market risk exposure and, where applicable, the derivatives which are used to manage that risk.

                                                    EXPECTED MATURITY DATE
                                      ------------------------------------------------------------------------------
(MILLIONS OF DOLLARS)                 1999           2000           2001          2002          2003      THEREAFTER
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
Cash Equivalents and Marketable Securities:
   Fixed rate                    $     444.7    $     133.2    $     221.2    $      4.3    $       .4    $     1.0
   Average interest rate                 4.4%           4.2%           4.0%          4.3%          4.3%         7.6%
   Variable rate                 $        .3                                                              $    10.0
   Average interest rate                 5.1%                                                                   5.0%

TRUCK AND OTHER:
Liabilities
   Fixed rate Long-term debt     $      43.4    $      42.2    $      39.1    $     38.2    $      1.0
   Average interest rate                 5.0%           5.0%           4.8%          4.8%          6.6%
   Variable rate Long-term debt                                               $     79.2
   Average interest rate                                                             3.5%

FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses:
   Fixed rate                    $     760.5    $     641.7    $     465.3    $    268.1    $     90.9    $     6.0
   Average interest rate                8.55%          8.39%          8.26%         8.02%         7.95%        7.48%
   Variable rate                 $     303.4    $      57.7    $      46.0    $     24.8    $      6.8    $      .9
   Average interest rate                6.56%          6.36%          6.41%         6.54%         5.94%        6.81%
Liabilities
Commercial paper
   and bank loans                $   1,617.8
   Average interest rate                 5.2%
Long-term Debt:
   Fixed rate                    $     292.1    $     297.3    $     255.1    $    111.7    $      7.4    $      .3
   Average interest rate                 6.2%           6.1%           6.1%          5.9%          6.3%         7.2%
   Variable rate                 $     140.0    $       2.2    $        .7    $       .1
   Average interest rate                 6.3%
Interest Rate Derivative Financial Instruments Related To Debt:
Interest rate swaps:
   Pay fixed - receive variable  $     604.0    $     408.8    $     151.5    $     64.3    $     12.9    $     4.0
   Average pay rate                      5.84%          5.66%          5.30%         5.54%         5.83%        5.37%
   Average receive rate                  5.45%          5.36%          5.21%         5.23%         5.28%        5.00%


                                                       FAIR
(MILLIONS OF DOLLARS)                  TOTAL          VALUE
------------------------------------------------------------
CONSOLIDATED:
Cash Equivalents and Marketable Securities:
   Fixed rate                     $     804.8    $    804.8
   Average interest rate                  4.3%
   Variable rate                  $      10.3    $     10.3
   Average interest rate                  5.0%

TRUCK AND OTHER:
Liabilities
   Fixed rate Long-term debt      $     163.9    $    168.3
   Average interest rate                  4.9%
   Variable rate Long-term debt   $      79.2    $     79.2
   Average interest rate                  3.5%

FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing,
 net of unearned interest, less allowance for losses:
   Fixed rate                     $   2,232.5    $  2,236.0
   Average interest rate                 8.35%
   Variable rate                  $     439.6    $    439.6
   Average interest rate                 6.51%
Liabilities
Commercial paper                  $   1,617.8    $  1,617.8
   and bank loans
   Average interest rate                  5.2%
Long-term Debt:
   Fixed rate                     $     963.9    $    977.8
   Average interest rate                  6.1%
   Variable rate                  $     143.0    $    143.0
   Average interest rate                  6.9%
Interest Rate Derivative Financial Instruments Related To Debt:
Interest rate swaps:
   Pay fixed - receive variable   $   1,245.5    $     (7.4)
   Average pay rate                      5.70%
   Average receive rate                  5.38%