Form 10-K, Exhibit 13
period 1999-12-31
PACCAR INC
filed 2000-03-17
CIK 75362

                                                                     EXHIBIT 13

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(tables in millions, except per share data)

RESULTS OF OPERATIONS:



                                  1999        1998         1997
-----------------------------------------------------------------
Truck and Other
         Net sales            $ 8,648.2    $ 7,577.7    $ 6,479.4
Financial Services
         Revenues             $   372.8    $   317.1    $   284.3
=================================================================
Income before taxes:
         Truck and Other      $   774.2    $   557.6    $   383.0
         Financial Services        77.8         62.2         71.3
Gain on sale
         of subsidiary             33.2                      55.7
Investment income                  38.0         33.3         24.7
Income taxes                     (339.6)      (236.3)      (190.1)
-----------------------------------------------------------------
Net income                    $   583.6    $   416.8    $   344.6
Diluted earnings
         per share            $    7.41    $    5.30    $    4.41
=================================================================


OVERVIEW:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A significant portion of the Company's income is derived from the financing and leasing of its trucks and related equipment. The Company also manufactures industrial winches.

     PACCAR achieved record sales and income in 1999. Net income was $583.6 million, or $7.41 per share diluted, on sales of over $8.6 billion for the year. This compares to 1998 net income of $416.8 million, or $5.30 per share diluted, on sales of $7.6 billion. The primary reason for the increase in sales and net income for 1999 was a 15% increase in the number of trucks sold worldwide to a record 108,000. Net income in 1999 also benefited from improved gross margins, operating efficiencies and cost reduction efforts.

     Truck and other gross margins (net sales less cost of sales) improved to 15.8% in 1999 from 15.1% in 1998. Selling, general and administrative expenses (SG&A) were comparable to 1998 in spite of the higher sales levels. As a percent of sales, SG&A was 6.7% in 1999 versus 7.7% in 1998.

     Financial services also experienced a significant increase in new business volume due primarily to the Company's record heavy-duty truck sales.

     Net income for 1999 included a $33.2 million ($17.5 million after-tax) gain on the sale of the Company's retail automotive parts business, PACCAR Automotive, Inc. Net income in 1997 included a $55.7 million ($35 million after-tax) gain on the sale of its oilfield equipment business, Trico Industries. These divestitures have enabled the Company to focus on its core truck and related financial service businesses.

TRUCK

The primary segment for PACCAR continues to be the manufacture of trucks, accounting for 97% of net sales in 1999, 96% in 1998 and 95% in 1997. The Truck segment includes all of the Company's domestic and international truck manufacturing and related aftermarket parts distribution operations. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.


                           1999      1998       1997
-----------------------------------------------------------------
Truck net sales         $8,402.3   $7,270.4   $6,157.8
-----------------------------------------------------------------
Truck income
         before taxes   $  758.7   $  535.8   $  357.7
=================================================================


                                                     PACCAR INC AND SUBSIDIARIES

1999 COMPARED TO 1998:

     PACCAR's worldwide truck sales increased 16% to $8.4 billion in 1999 on record sales volume of 108,000 trucks, solidifying PACCAR's position as one of the largest producers of medium- and heavy-duty trucks in the world. Truck income before taxes was a record $758.7 million, a 42% increase over the $535.8 million earned in 1998.

     Truck gross margins improved in 1999 from 1998 as a result of stronger market conditions, efficiencies of operating at higher production levels, cost reductions from global purchasing synergies and business process improvements resulting from the Company's Six Sigma program.

     In the United States, registrations of new heavy-duty trucks were at record levels in 1999. Of the 250,000 trucks registered, PACCAR achieved a 21% share, which was comparable to 1998.

     The European heavy-duty truck market increased 15% in 1999 to 245,000 units. DAF, with a strong product line-up led by the 95XF, achieved a 10% share of the European heavy-duty market in 1999. Sales in Europe represented approximately 25% of PACCAR's total truck sales revenue in 1999 as compared to 30% in 1998. The change in the relative percentage was due to the substantial growth in the U.S. market.

     PACCAR also has a significant market presence in Canada, Mexico and Australia. The combined sales from these three countries were slightly higher in 1999 versus 1998, and combined profits were comparable. None of these markets represented more than 6% of truck sales and profits in 1999.

     Lower commodity prices worldwide and an economic slowdown in Latin American and Asian markets negatively impacted truck export sales in 1999 and 1998. Sales and profits from this business were a minor portion of PACCAR's overall results.

     The Company's worldwide after-market parts distribution activities continued to grow in 1999. Operations in the United States and Europe benefited from the strong heavy-duty truck market, growth in the population of trucks in service, and marketing programs to promote parts sales.

     In 1999, significant spending was devoted to product development, business process improvements and systems enhancements. Research and development expense in 1999 amounted to $125 million, a 5% increase over 1998.

1998 COMPARED TO 1997:
PACCAR's truck revenues increased 18% to $7.3 billion in 1998 on sales volume in excess of 93,800 trucks. Income before taxes from truck operations was $535.8 million, a 50% increase over the $357.7 million earned in 1997.

     The increase in sales and profit was primarily due to the increased levels of new heavy-duty truck registrations in both the United States and Europe. The percentage of consolidated truck revenues from PACCAR operations in Europe was approximately 30% in both 1998 and 1997.

     Sales and profits outside the United States and Europe increased, largely due to stronger overall markets in Mexico and Australia. In Canada, sales and profits were comparable in 1998 and 1997.

     The Company's truck after-market parts distribution operations improved in 1998 over 1997 due to the rising number of heavy-duty trucks in service, and growth in the truck parts distribution network.

TRUCK OUTLOOK

As the Company enters 2000, orders and backlogs have strengthened in Europe, and plans are in place to increase build rates. Orders and backlog for PACCAR operations in the United States and Canada have declined in recent months as a result of lower used truck prices, higher fuel prices and higher interest rates. Production rates for trucks in those markets may need to be reduced, reflecting this lower demand.

     With the reopening of PACCAR's plant in Quebec, Canada, the Company plans to further increase its share of the North American medium-duty truck market. The state-of-the-art facility has the capacity to produce up to 20,000 medium-duty trucks annually.

FINANCIAL SERVICES
The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and the United Kingdom, derives its earnings primarily from financing or leasing PACCAR products.

     PACCAR has a 49% equity ownership in DAF Financial Services in Europe. This investment, which is recorded under the equity method, is not material.


                           1999     1998    1997
-----------------------------------------------------------------
Financial Services:
  Average earning
    assets            $3,999.7   $3,210.3   $2,818.9
  Revenues            $  372.8   $  317.1   $  284.3
  Income before
    taxes             $   77.8   $   62.2   $   71.3
=================================================================


1999 COMPARED TO 1998:
Financial Services income before taxes increased 25% to $77.8 in 1999 from $62.2 million in 1998. Increased revenues from asset portfolio growth in both foreign and domestic finance operations and lower SG&A expenses were partially offset by a higher provision for loan losses. The loss provision increase is consistent with the rapid growth in finance and lease portfolio assets. SG&A expenses in 1998 included a $7.5 million one-time write-off of capitalized costs for a discontinued information system development project.

1998 COMPARED TO 1997:
Financial Services operations earned $62.2 million before taxes in 1998 compared to $71.3 million in 1997. Increased revenues from asset portfolio growth in both foreign and domestic finance operations were more than offset by higher SG&A expenses, including a $7.5 million systems write-off, and a higher provision for loan losses.

FINANCIAL SERVICES OUTLOOK
In late 1999, the U.S. finance company experienced increased credit losses due in part to higher fuel prices that have reduced operating margins for many truck operators. Management expects this recent trend to continue in the near term until fuel prices decline or the higher costs are passed on to the truck operators' customers. Despite recent trends, the overall portfolio quality remains good.

OTHER BUSINESSES
The Company also has a winch manufacturing business and, prior to its sale in October 1999, a retail auto parts operation. Sales of these other businesses together represent less than 5% of net sales for 1999, 1998 and 1997.

                                                     PACCAR INC AND SUBSIDIARIES

1999 COMPARED TO 1998:
PACCAR's winch business reported a moderate decline in sales and operating profit compared to 1998 results. The decline is due primarily to a weakening of both domestic and international markets for winches and related products.

     Sales and profit for the Company's retail automotive parts operations declined from 1998, and the business was sold in the fourth quarter of 1999.

1998 COMPARED TO 1997:
PACCAR's winch business reported an excellent year in 1998. Sales and operating profits increased over 1997. The business benefited from strong demand for its products in the U.S. market, and improved margins due to favorable product mix.

     Revenues from the Company's retail automotive parts business grew from the addition of new stores and modest gains in same store sales. Pretax income also increased for the sixth year in a row.

LIQUIDITY AND CAPITAL RESOURCES:


                   1999       1998       1997
------------------------------------------------
Cash and cash
  equivalents   $  528.4   $  432.4   $  337.9
Marketable
  securities       530.7      404.8      357.0
------------------------------------------------
                $1,059.1   $  837.2   $  694.9
================================================


The Company's cash and marketable securities totaled $1,059.1 million at December 31, 1999, $221.9 million more than 1998. The growth can be attributed to record earnings in 1999, which increased cash from operations by $173.4 million to $840.2 million, and to the proceeds from the sale of the Company's retail auto parts business. This increase was partially offset by additional capital expenditures, higher dividends paid and cash utilized for the Financial Services operations.

     The Company's Board of Directors has authorized the repurchase of two million shares of PACCAR stock under a stock repurchase program. Management believes the Company will complete the buyback during 2000.

     The Company's strong liquidity position continues to provide financial stability and strength.

TRUCK AND OTHER
Cash for working capital, capital expenditures, e-commerce initiatives and research and development has been provided primarily by operations. Management expects this method of funding to continue in the future.

     At the end of 1999, PACCAR's Canadian operations had new long-term debt totaling $62 million, including $47.5 million of commercial paper borrowings, that funded the construction and start-up of the new truck plant in Quebec. The variable interest rate exposure on these commercial paper borrowings was converted to a fixed rate through the use of interest-rate contracts. The Company has the ability to maintain these borrowings on a long-term basis.

     Substantially all of the remaining fixed and floating rate debt represents guilder-denominated borrowings resulting from the 1996 DAF acquisition. The remaining balance of this debt was $156 million at December 31, 1999. The guilder has weakened versus the U.S. dollar by approximately 25% from the date of the original borrowing. This has reduced the U.S. dollar requirement for payment of interest and principal related to this debt.

     Expenditures for property, plant and equipment in 1999 totaled $253 million, including a $76 million investment in the Company's truck plant in Quebec. PACCAR also made significant investments in state-of-the-art computer systems to improve product design capabilities and efficiencies of its business processes, as well as in new product tooling to meet the demands of an aggressive product development plan. Over the last five years, the Company's worldwide capital spending, excluding the Financial Services segment, totaled over $735 million.

     Spending for ongoing capital investments is expected to decrease in 2000. Plant capacity expansions and enhancements in recent years have enabled the facilities to meet near-term market demand. However, the Company does expect to continue making significant investments in new product tooling, along with investments in new technology and systems to support business process improvements.

FINANCIAL SERVICES
The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. An additional source of funds includes capital contributions and intercompany loans from PACCAR.

     Growth in net finance and leasing assets continues to be funded primarily with external borrowings by the finance and leasing companies. In 1998, PACCAR Financial Corp. (PFC) filed a shelf registration under which $1 billion of medium-term notes could be issued as needed. At the end of 1999, $195 million of this registration was still available for issuance. PFC is preparing to file a new shelf registration under which an additional $2.5 billion of medium-term notes could be issued. This registration is expected to be completed by the end of first quarter 2000.

     To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of obtaining funds with interest rate characteristics similar to those of the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the amount of contracts outstanding.

     PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

EURO CONVERSION:
PACCAR's subsidiary, DAF Trucks N.V., located in the Netherlands, converted to the euro effective January 1, 1999. The cost of converting to the euro was not significant to PACCAR, and no incremental costs were passed on to customers. The increased price transparency, as a result of the euro, did not have a significant impact on overall margins in 1999, as DAF is a custom truck manufacturer and each truck is built to customer specification. While the long-term impact on PACCAR's financial condition and results of operations is expected to be minimal, the ultimate impact is dependent on future events, including market conditions.

                                                     PACCAR INC AND SUBSIDIARIES

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

     Expenditures were approximately $3 million in 1999, $3 million in 1998 and $6 million in 1997 for costs related to environmental activities. The Company does not anticipate that the effects on future operations or cash flows will be materially greater than recent experience.

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

     The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $27 million and $56 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

YEAR 2000 STATUS:
The Company successfully completed all Year 2000 project work prior to December 31, 1999, and encountered no significant systems problems transitioning to the Year 2000.

     Mainframe computer systems, PC and LAN systems, embedded systems (including both the Company's internal machinery and equipment and the Company's products) and significant third party systems were reviewed and evaluated for non-compliance and, where necessary, modified or upgraded prior to year end to bring the systems into compliance. No issues were encountered with major vendors, the Company's independent dealers, banks or financial institutions or any other companies with which the Company has a relationship that had a significant adverse impact on the Company's business.

     The total cost to complete the Year 2000 projects was $26 million. Project costs were expensed as incurred and were funded from operations. The Company is not aware of any significant Year 2000 issues that remain which would materially impact the Company's results of operations, liquidity or capital resources in future periods.

                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31                                    1999         1998      1997
----------------------------------------------------------------------------------------
                                                       (millions except per share data)
TRUCK AND OTHER:

Net sales                                              $ 8,648.2   $ 7,577.7   $ 6,479.4
COSTS AND EXPENSES
Cost of sales                                            7,282.4     6,431.0     5,549.3
Selling, general and administrative                        582.5       580.3       535.5
Interest and other, net                                      9.1         8.8        11.6
----------------------------------------------------------------------------------------
                                                         7,874.0     7,020.1     6,096.4
----------------------------------------------------------------------------------------
TRUCK AND OTHER INCOME BEFORE INCOME TAXES                 774.2       557.6       383.0

FINANCIAL SERVICES:

REVENUES                                                   372.8       317.1       284.3

COSTS AND EXPENSES

Interest and other                                         214.1       173.8       151.5
Selling, general and administrative                         60.2        67.1        53.6
Provision for losses on receivables                         20.7        14.0         7.9
----------------------------------------------------------------------------------------
                                                           295.0       254.9       213.0
----------------------------------------------------------------------------------------
FINANCIAL SERVICES INCOME BEFORE INCOME TAXES               77.8        62.2        71.3

Gain on sale of subsidiary                                  33.2                    55.7
Investment income                                           38.0        33.3        24.7
----------------------------------------------------------------------------------------
TOTAL INCOME BEFORE INCOME TAXES                           923.2       653.1       534.7
Income taxes                                               339.6       236.3       190.1
----------------------------------------------------------------------------------------
NET INCOME                                             $   583.6   $   416.8   $   344.6
========================================================================================
NET INCOME PER SHARE

Basic                                                  $    7.46   $    5.34   $    4.43
========================================================================================
Diluted                                                $    7.41   $    5.30   $    4.41
========================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING        78.2        78.1        77.8
========================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                     PACCAR INC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


ASSETS

DECEMBER 31                                                     1999        1998
-----------------------------------------------------------------------------------
                                                             (MILLIONS OF DOLLARS)
TRUCK AND OTHER:

CURRENT ASSETS
Cash and cash equivalents                                    $  511.5    $  410.3
Trade and other receivables, net of allowance for losses
         (1999 - $35.7 and 1998 - $24.2)                        570.2       606.0
Marketable securities                                           530.7       404.8
Inventories                                                     384.5       511.1
Deferred taxes and other current assets                         122.1        98.2
-----------------------------------------------------------------------------------
TOTAL TRUCK AND OTHER CURRENT ASSETS                          2,119.0     2,030.4

Equipment on lease, goodwill and other                          356.2       301.5
Property, plant and equipment, net                              875.3       827.7
-----------------------------------------------------------------------------------
TOTAL TRUCK AND OTHER ASSETS                                  3,350.5     3,159.6
-----------------------------------------------------------------------------------


FINANCIAL SERVICES:

Cash and cash equivalents                                        16.9        22.1
Finance and other receivables, net of allowance for losses
         (1999 - $81.3 and 1998 - $67.1)                      4,766.5     3,790.4
         Less unearned interest                                (326.3)     (267.4)
-----------------------------------------------------------------------------------
                                                              4,440.2     3,523.0
Equipment on operating leases, net                               91.2        65.3
Other assets                                                     34.2        24.8
-----------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES ASSETS                               4,582.5     3,635.2
-----------------------------------------------------------------------------------

                                                             $7,933.0    $6,794.8
===================================================================================




LIABILITIES AND STOCKHOLDERS' EQUITY
DECEMBER 31                                                                   1999         1998
-------------------------------------------------------------------------------------------------
                                                                            (MILLIONS OF DOLLARS)
TRUCK AND OTHER:

CURRENT LIABILITIES
Accounts payable and accrued expenses                                        $1,259.5    $1,293.9
Current portion of long-term debt and commercial paper                           70.1        43.8
Dividend payable                                                                125.3       125.0
Income taxes                                                                     78.9        56.4
-------------------------------------------------------------------------------------------------
TOTAL TRUCK AND OTHER CURRENT LIABILITIES                                     1,533.8     1,519.1
Long-term debt                                                                  182.2       204.3
Other, including deferred taxes                                                 395.7       336.4
-------------------------------------------------------------------------------------------------
TOTAL TRUCK AND OTHER LIABILITIES                                             2,111.7     2,059.8
-------------------------------------------------------------------------------------------------


FINANCIAL SERVICES:

Accounts payable, accrued expenses and other                                    114.9        83.6
Commercial paper and bank loans                                               2,113.4     1,617.8
Long-term debt                                                                1,292.3     1,106.9
Deferred income taxes and other                                                 190.1       162.5
-------------------------------------------------------------------------------------------------
TOTAL FINANCIAL SERVICES LIABILITIES                                          3,710.7     2,970.8
-------------------------------------------------------------------------------------------------


STOCKHOLDERS' EQUITY

Preferred stock, no par value - authorized 1.0 million shares, none issued
Common stock, $1 par value - authorized 200.0 million shares,
         78.3 million shares issued and outstanding                              78.3        78.1
Additional paid-in capital                                                      626.9       620.2
Retained earnings                                                             1,580.9     1,185.7
Accumulated other comprehensive income (loss)                                  (175.5)     (119.8)
-------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                    2,110.6     1,764.2
-------------------------------------------------------------------------------------------------
                                                                             $7,933.0    $6,794.8
=================================================================================================


See notes to consolidated financial statements.

PACCAR INC AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

DECEMBER 31                                                             1999        1998        1997
---------------------------------------------------------------------------------------------------------
                                                              (MILLIONS OF DOLLARS EXCEPT PER SHARE DATA)
COMMON STOCK, $1 PAR VALUE:



Balance at beginning of year                                            $   78.1    $   77.8    $  466.4
Reduction in par value from $12 per share to $1 per share                                         (427.8)
Stock split                                                                                         38.9
Stock options exercised                                                       .2          .3          .3
---------------------------------------------------------------------------------------------------------
Balance at end of year                                                  $   78.3    $   78.1    $   77.8
---------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year                                            $  620.2    $  609.9    $  219.0
Reduction in par value from $12 per share to $1 per share                                          427.8
Stock split                                                                                        (38.9)
Other, including options exercised and tax benefit                           6.7        10.3         2.0
---------------------------------------------------------------------------------------------------------
Balance at end of year                                                  $  626.9    $  620.2    $  609.9
---------------------------------------------------------------------------------------------------------

RETAINED EARNINGS:

Balance at beginning of year                                            $1,185.7    $  940.8    $  757.7
Net income                                                                 583.6       416.8       344.6
Cash dividends declared on common stock,
         per share: 1999-$2.40; 1998-$2.20; 1997-$2.075                   (188.4)     (171.9)     (161.5)
---------------------------------------------------------------------------------------------------------
Balance at end of year                                                  $1,580.9    $1,185.7    $  940.8
---------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
NET UNREALIZED INVESTMENT GAINS (LOSSES):

Balance at beginning of year                                            $    2.0    $     .9    $     .6
Net unrealized gains (losses)                                               (8.4)        1.1          .3
---------------------------------------------------------------------------------------------------------
Balance at end of year                                                  $   (6.4)   $    2.0    $     .9
---------------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS:

Balance at beginning of year                                            $ (121.8)   $ (131.6)   $  (85.7)
Translation gains (losses)                                                 (47.3)        9.8       (45.9)
---------------------------------------------------------------------------------------------------------
Balance at end of year                                                  $ (169.1)   $ (121.8)   $ (131.6)
---------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)                     $ (175.5)   $ (119.8)   $ (130.7)
---------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                              $2,110.6    $1,764.2    $1,497.8
=========================================================================================================



                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------


DECEMBER 31                                                                   1999      1998     1997
---------------------------------------------------------------------------------------------------------
                                                                             (MILLIONS OF DOLLARS)
Net income                                                                  $583.6     $416.8    $344.6
Other comprehensive income, net of tax:
Currency translation adjustments                                             (47.3)       9.8     (45.9)
Net unrealized investment gains (losses)                                      (8.4)       1.1        .3
---------------------------------------------------------------------------------------------------------
Net other comprehensive income (loss)                                        (55.7)      10.9     (45.6)
---------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                        $527.9     $427.7    $299.0
=========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                               1999         1998       1997
---------------------------------------------------------------------------------------------------
                                                                         (MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:

NET INCOME                                                         $  583.6    $  416.8    $  344.6
ITEMS INCLUDED IN NET INCOME NOT AFFECTING CASH:
  Depreciation and amortization                                       146.9       123.9       112.0
  Provision for losses on financial services receivables               20.7        14.0         7.9
  Gain on sale of subsidiary                                          (33.2)                  (55.7)
  (Gain) Loss on sale of property, plant and equipment                   .1         4.7        (4.4)
  Other                                                                 4.1        53.0         8.5
CHANGE IN OPERATING ASSETS AND LIABILITIES:
  (Increase) Decrease in assets other than cash and equivalents:
     Receivables                                                      (19.1)      (26.0)      (81.9)
     Inventories                                                        7.5       (88.0)      (44.9)
     Other                                                             (6.9)       (2.0)      (15.7)
  Increase (Decrease) in liabilities:
     Accounts payable and accrued expenses                             83.4       175.0       179.6
     Other                                                             53.1        (4.6)       15.0
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             840.2       666.8       465.0

INVESTING ACTIVITIES:

Finance receivables originated                                     (2,390.9)   (1,973.6)   (1,509.9)
Collections on finance receivables                                  1,720.6     1,332.9     1,248.6
Net decrease (increase) in wholesale receivables                     (259.4)      (50.6)       37.8
Marketable securities purchased                                      (907.4)   (1,286.3)   (2,307.9)
Marketable securities sales and maturities                            773.3     1,265.3     2,256.5
Proceeds from sale of subsidiary                                      143.2                   105.0
Acquisition of business                                                           (75.2)
Acquisition of property, plant and equipment                         (256.0)     (192.9)     (107.0)
Acquisition of equipment for operating leases                         (50.4)      (29.9)      (26.0)
Proceeds from asset disposals                                          25.6        44.3        41.7
Other                                                                 (31.4)       (7.0)      (24.7)
---------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                              (1,232.8)     (973.0)     (285.9)

FINANCING ACTIVITIES:

Cash dividends paid                                                  (188.1)     (163.6)     (103.1)
Stock option transactions                                               4.7         6.6         2.3
Net decrease in notes payable                                                                (347.4)
Net increase in commercial paper and bank loans                       512.0       539.4       133.8
Proceeds from long-term debt                                          679.1       612.1       801.7
Payments on long-term debt                                           (481.2)     (582.0)     (582.8)
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   526.5       412.5       (95.5)
Effect of exchange rate changes on cash                               (37.9)      (11.8)       31.4
---------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              96.0        94.5       115.0
Cash and cash equivalents at beginning of year                        432.4       337.9       222.9
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $  528.4    $  432.4    $  337.9
===================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

A.   SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION: PACCAR Inc (the Company or PACCAR) is a multinational company with its largest operations in the United States and Europe. The Company's Truck and Financial Services segments also have operations in Canada, Australia and Mexico.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where PACCAR has a 20% to 50% ownership interest.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. Cash equivalents were $517.0 and $410.3 at December 31, 1999 and 1998, respectively. The Company's investments in cash equivalents and marketable securities are classified as debt securities available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

     The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

     INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method.

     GOODWILL: Goodwill is amortized on a straight-line basis for periods ranging from 15 to 25 years. At December 31, 1999 and 1998, goodwill amounted to $76.4 and $106.4, net of accumulated amortization of $13.2 and $16.9, respectively. The decrease in net goodwill in 1999 is primarily due to the sale of a subsidiary. Amortization of goodwill totaled $4.2 in 1999, $4.7 in 1998 and $5.1 in 1997. Annual amortization expense is impacted by the effect of movements in the exchange rate used to translate amounts from the Company's foreign subsidiaries.

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

     REVENUE RECOGNITION: Substantially all sales of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers except as described below. Generally, interest income from finance receivables is recognized using the interest method.

     Certain sales of trucks through dealers in Europe include a guarantee of resale value to the customer. Revenues related to these sales are recognized over the guarantee period. The liability associated with the resale value guarantees is included in "Other, including deferred taxes", and amounted to $186 and $93, including deferred revenue of $71 and $33, at December 31, 1999 and 1998, respectively. The carrying value of the related trucks was $139.2 and $59.8, net of accumulated depreciation, at December 31, 1999, and 1998 respectively, and is included in "Equipment on lease, goodwill and other."

     ESTIMATED CREDIT LOSSES: The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

     DERIVATIVE FINANCIAL INSTRUMENTS: The Company does not engage in derivatives trading, market-making or other speculative activities. The Company enters into agreements to manage certain exposures to fluctuations in interest rates and foreign currency. It uses interest-rate contracts to match the interest-rate characteristics of the Company's finance receivables with the borrowings used to fund those receivables. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense.

     To mitigate the effect of changes in currency exchange rates, PACCAR regularly enters into currency exchange contracts to hedge its net foreign currency exposure. Gains and losses on these contracts are deferred and included in the measurement of the related foreign currency transaction when completed.

     PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound. When the U.S. dollar or the euro strengthens relative to the Canadian dollar or the British pound, the translated value of sales in the other currencies decreases. When the U.S. dollar or the euro weakens, the translated value of sales in the other currencies increases. Overall, PACCAR is a net receiver of Canadian dollars and British pounds and benefits from a weaker U.S. dollar or euro.

     RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Amounts charged against income were $125 in 1999, $119 in 1998 and $84 in 1997.

     NEW ACCOUNTING STANDARDS: In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 137, ACCOUNTING FOR DERIVATIVE AND HEDGING ACTIVITIES-DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133. PACCAR will adopt SFAS 133 in the first quarter of 2001. The impact of adoption is not expected to be material to PACCAR's consolidated financial position or results of operations.

     RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform to the 1999 presentation.

B.   INVESTMENTS IN MARKETABLE SECURITIES

All investments in securities were classified as available-for-sale at December 31, 1999 and 1998. Marketable debt securities at December 31, 1999, were as follows:


                               AMORTIZED      FAIR
                                    COST     VALUE
---------------------------------------------------
U.S. government securities     $   55.1   $   54.4
Tax-exempt securities             481.3      477.2
Other debt securities             514.6      516.1
---------------------------------------------------
                               $1,051.0   $1,047.7
===================================================


     Marketable debt securities at December 31, 1998, were as follows:


                               AMORTIZED      FAIR
                                    COST     VALUE
---------------------------------------------------

U.S. government securities     $   65.9   $   66.3
Tax-exempt securities             325.1      327.3
Other debt securities             421.0      421.5
---------------------------------------------------
                               $  812.0   $  815.1
===================================================


     Fair value of investments in marketable debt securities was as follows:


                           1999      1998
-------------------------------------------
TRUCK AND OTHER:
Cash and equivalents    $  511.5   $  404.9
Marketable securities      530.7      404.8
Financial Services:
Cash and equivalents         5.5        5.4
-------------------------------------------
                        $1,047.7   $  815.1
===========================================


     The contractual maturities of debt securities at December 31, 1999, were as follows:


                               AMORTIZED      FAIR
MATURITIES:                         COST     VALUE
---------------------------------------------------
One year or less               $  536.4   $  535.6
After one to five years           480.1      477.0
After five years and beyond        34.5       35.1
---------------------------------------------------
                               $1,051.0   $1,047.7
===================================================


     The Company also has investments in marketable equity securities which are included in "Equipment on lease, goodwill and other" in 1999. The amortized cost and fair value of these investments were $25.7 and $19.3, respectively, at December 31, 1999.

     In 1999, the difference between amortized cost and fair value represented gross unrealized holding losses. In 1998, gross unrealized holding gains and losses were not significant. Gross realized gains and losses were not significant for the three years ended December 31, 1999.

                                                     PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

C.       INVENTORIES


                            1999     1998
--------------------------------------------
Inventories at cost:
Finished products         $203.4    $328.2
Work in process and raw
  materials                305.8     308.2
--------------------------------------------
                           509.2     636.4
Less LIFO reserve         (124.7)   (125.3)
--------------------------------------------
                          $384.5    $511.1
============================================


     Inventories valued using the LIFO method comprised 51% and 55% of consolidated inventories before deducting the LIFO reserve at December 31, 1999 and 1998, respectively. The decrease in inventory in 1999 is primarily due to the sale of the retail auto parts subsidiary.

D.   FINANCE AND OTHER RECEIVABLES

Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

     The Company's finance and other receivables are as follows:


                                        1999        1998
----------------------------------------------------------
Retail notes and contracts            $3,182.2    $2,667.9
Wholesale financing                      447.3       187.2
Direct financing leases                1,189.4       980.9
Interest and other receivables            28.9        21.5
----------------------------------------------------------
                                       4,847.8     3,857.5
Less allowance for losses                (81.3)      (67.1)
----------------------------------------------------------
                                       4,766.5     3,790.4
Unearned interest:
Retail notes and contracts              (161.5)     (135.3)
Direct financing leases                 (164.8)     (132.1)
----------------------------------------------------------
                                        (326.3)     (267.4)
----------------------------------------------------------
                                      $4,440.2    $3,523.0
==========================================================


     Annual payments due on retail notes and contracts for the five years beginning January 1, 2000, are $1,205.9, $840.6, $628.2, $344.8, $130.6 and
$32.1 thereafter.

     Estimated residual values included with direct financing leases amounted to $65.4 in 1999 and $52.3 in 1998. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 2000, are $314.3, $278.3, $236.2, $166.2, $88.8 and $40.2 thereafter.

E.   ALLOWANCE FOR LOSSES

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:


                                        TRUCK   FINANCIAL
                                    AND OTHER    SERVICES
---------------------------------------------------------
Balance, January 1, 1997               $18.2      $54.0
Provision for losses                     3.2        7.9
Net losses, including translation       (2.6)      (4.4)
---------------------------------------------------------
Balance, December 31, 1997              18.8       57.5
Additions:
         Provision for losses            5.5       14.0
         Resulting from acquisitions      .2
Net losses, including translation        (.3)      (4.4)
---------------------------------------------------------
Balance, December 31, 1998              24.2       67.1
Provision for losses                    17.1       20.7
Net losses, including translation       (5.6)      (6.5)
---------------------------------------------------------
Balance, December 31, 1999             $35.7      $81.3
=========================================================


     The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer or geographic region. Generally, financial services receivables are collateralized by financed equipment. In 1999, the provision for Truck and Other was primarily for estimated losses related to a customer in Europe.

F.   EQUIPMENT ON OPERATING LEASES

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives are five years.


                                       1999        1998
---------------------------------------------------------
Transportation equipment            $111.2      $82.1
Less allowance for depreciation      (20.0)     (16.8)
---------------------------------------------------------
                                    $ 91.2      $65.3
=========================================================


     Original terms of operating leases generally range up to 84 months. Annual minimum lease payments due on operating leases for the five years beginning January 1, 2000, are $19.4, $16.4, $13.2, $8.1 and $4.5.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

G.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:


                               1999      1998
----------------------------------------------
Land                      $   65.0    $   63.4
Buildings                    488.5       486.7
Machinery and equipment      987.1       951.1
----------------------------------------------
                           1,540.6     1,501.2
Less allowance for
         depreciation       (665.3)     (673.5)
----------------------------------------------
                          $  875.3    $  827.7
==============================================


H.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:


                                 1999       1998
-------------------------------------------------
TRUCK AND OTHER:
Accounts payable              $  619.8   $  671.6
Salaries and wages               134.1      130.0
Warranty and self-insurance
         reserves                230.9      218.0
Other                            274.7      274.3
-------------------------------------------------
                              $1,259.5   $1,293.9
=================================================


FINANCIAL SERVICES:
Accounts payable                 $30.2      $22.1
Payable to dealers                68.0       41.5
Other                             16.7       20.0
-------------------------------------------------
                                 $114.9     $83.6
=================================================


I.   BORROWINGS AND CREDIT ARRANGEMENTS


                           INTEREST
                               RATE   1999    1998
-----------------------------------------------------
TRUCK AND OTHER:
Current portion of
  long-term debt                    $ 43.0    $ 43.8
Commercial paper            5.0%      27.1
-----------------------------------------------------
                                    $ 70.1    $ 43.8
=====================================================

Long-term debt:
  Fixed rate debt           5.1%    $103.6    $168.9
  Floating rate debt        3.2%      59.9      79.2
  Commercial paper          5.8%      47.5
  Noninterest bearing
     notes                            14.2
-----------------------------------------------------
                                     225.2     248.1
  Less current portion               (43.0)    (43.8)
-----------------------------------------------------
                                    $182.2    $204.3
=====================================================


     Interest expense on external borrowings amounted to $14.4, $13.0 and $15.0 for 1999, 1998 and 1997, respectively.

     The interest rate on the floating rate debt is based on the Amsterdam Interbank Offered Rate. The interest rate on commercial paper included in long-term debt is an effective rate and includes the effect of interest-rate agreements. Commercial paper classified as long-term debt is based on management's ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the five years beginning January 1, 2000, are $43.0, $40.3, $99.6, $7.8 and $6.8, respectively.


                          EFFECTIVE
                               RATE     1999     1998
--------------------------------------------------------
Financial Services:
Commercial paper              5.7%   $1,830.3   $1,511.5
Bank loans                    6.3%      283.1      106.3
--------------------------------------------------------
                                     $2,113.4   $1,617.8
========================================================

Long-term debt:
         Fixed rate           6.1%   $1,151.3   $  963.9
         Floating rate        5.4%      141.0      143.0
--------------------------------------------------------
                                      1,292.3    1,106.9
--------------------------------------------------------
                                     $3,405.7   $2,724.7
========================================================


     The effective rate is the weighted average rate as of December 31, 1999, and includes the effects of interest-rate agreements.

     Annual maturities of long-term debt for the five years beginning January 1, 2000, are $569.2, $425.5, $209.7, $82.5 and $5.4, respectively.

CONSOLIDATED:
     Interest paid on consolidated borrowings was $191.6 in 1999, $188.0 in 1998 and $143.6 in 1997.

     The weighted average interest rate on consolidated commercial paper and bank loans was 5.99%, 5.34% and 5.78% at December 31, 1999, 1998 and 1997, respectively.

     The Company has line of credit arrangements of $1,446.9, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,072.4 at December 31, 1999, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 1999, there was $195 of medium-term debt available for issuance under an outstanding shelf registration.

PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

J.   LEASES

The Company leases computer equipment and office space under operating leases. Leases expire at various dates through the year 2009.

     Annual minimum rental payments due under operating leases for the five years beginning January 1, 2000, are $15.9, $12.1, $7.2, $4.7, $4.1 and $4.8
thereafter.

     Total rental expenses under all leases for the three years ended December 31, 1999, were $34.6, $27.5 and $19.1, respectively.

K.   SALES AND ACQUISITION OF BUSINESSES

In October 1999, PACCAR sold its retail automotive parts and accessories business to CSK Auto, Inc., an automotive aftermarket specialty retailer based in Phoenix, Arizona, for $143.2 in cash, resulting in a $33.2 pretax gain.

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

L.   RETIREMENT PLANS

PACCAR has several defined benefit pension plans which cover a majority of its employees.

     The following data relate to all pension plans of the Company except for certain union-negotiated, multi-employer and foreign insured plans.


                                                      1999         1998       1997
----------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
Discount rate                                         7.0%        7.0%        7.5%
Rate of increase in future
         compensation levels                          4.8%        4.8%        4.8%
Assumed long-term rate
         of return on plan assets                     8.0%        8.0%        8.0%
----------------------------------------------------------------------------------


                                                                 1999        1998
----------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at January 1                               $ 447.7     $ 365.4
Service cost                                                     24.2        18.0
Interest cost                                                    31.3        26.7
Actuarial loss                                                   20.6        27.9
Plan amendments                                                  11.7
Acquisition of Leyland Trucks Ltd.                                           21.5
Benefits paid                                                   (16.5)      (11.8)
----------------------------------------------------------------------------------
Benefit obligation at December 31                             $ 519.0     $ 447.7
==================================================================================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at
         January 1                                            $ 479.5     $ 402.2
Actual return on plan assets                                     58.4        57.1
Employer contributions                                           13.0         7.4
Acquisition of Leyland Trucks Ltd.                                           24.6
Benefits paid                                                   (16.5)      (11.8)
----------------------------------------------------------------------------------
Fair value of plan assets at
         December 31                                          $ 534.4     $ 479.5
==================================================================================

FUNDED STATUS AT DECEMBER 31:
Funded status                                                 $  15.4     $  31.8
Unrecognized actuarial gain                                     (73.9)      (59.2)
Unrecognized prior service cost                                  20.8        10.6
Unrecognized net initial (asset)
         obligation                                              (2.2)       (2.4)
----------------------------------------------------------------------------------
Net liability                                                 $ (39.9)    $ (19.2)
==================================================================================

DETAILS OF NET ASSET (LIABILITY) RECORDED:
Prepaid benefit costs                                         $   6.6     $  13.3
Accrued benefit liability                                       (50.9)      (35.2)
Intangible asset                                                  4.4         2.7
----------------------------------------------------------------------------------
Net liability                                                 $ (39.9)    $ (19.2)
==================================================================================


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)


                                       1999     1998     1997
---------------------------------------------------------------
COMPONENTS OF PENSION EXPENSE:
Service cost                           $24.2    $18.0    $15.0
Interest on projected
         benefit obligation             31.3     26.7     24.4
Expected return on assets              (33.6)   (29.1)   (26.8)
Amortization of prior
         service costs                   3.0      2.0      2.0
Recognized actuarial gain                (.3)     (.4)    (2.2)
---------------------------------------------------------------
Net pension expense                    $24.6    $17.2    $12.4
===============================================================


     Pension expense for union-negotiated, multi-employer and foreign insured plans was $15.0 in 1999, $16.7 in 1998 and $14.3 in 1997. Pension expense in 1999, 1998 and 1997 included $10.3, $12.3 and $10.8, respectively, for a foreign insured plan related to DAF Trucks.

     The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees that reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit.

     The following data relate to unfunded post-retirement medical and life insurance plans.


                                          1999     1998
---------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at January 1          $ 29.1    $ 30.5
Service cost                                2.1       1.6
Interest cost                               2.0       1.6
Amendments                                            2.7
Actuarial gain                                       (6.8)
Benefits paid                               (.5)      (.5)
---------------------------------------------------------------
Benefit obligation at December 31        $ 32.7    $ 29.1
===============================================================

UNFUNDED STATUS AT DECEMBER 31:
Unfunded status                          $(32.7)   $(29.1)
Unrecognized actuarial (gain) loss         (1.9)     (1.9)
Unrecognized prior service cost             2.9       3.1
Unrecognized net initial obligation         5.6       6.1
---------------------------------------------------------------
Accrued postretirement benefits          $(26.1)   $(21.8)
===============================================================



                                        1999   1998   1997
------------------------------------------------------------
COMPONENTS OF RETIREE EXPENSE:
Service cost                           $2.1   $1.6    $1.8
Interest cost                           2.0    1.6     2.2
Recognized actuarial
         (gain) loss                     .2    (.1)     .2
Recognized net initial
         obligation                      .5     .5      .5
------------------------------------------------------------
Net retiree expense                    $4.8   $3.6    $4.7
============================================================


     The discount rate and long-term medical inflation rate used for calculating the accumulated plan benefits were 7.0% and 7.0%, respectively, for 1999 and 7.0% and 7.0%, respectively, for 1998.

     Assumed health care cost trends have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                          1%          1%
                                    INCREASE    DECREASE
--------------------------------------------------------
Effect on total of service
         and interest cost
         components                     $ .5   $(.4)
Effect on accumulated
         postretirement benefit
         obligation                     $3.5   $(3.1)


     The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $13.3, $12.6 and $11.8 in 1999, 1998 and 1997, respectively.

                                                     PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

M.   INCOME TAXES


                                  1999      1998     1997
-----------------------------------------------------------
INCOME BEFORE INCOME TAXES:
Domestic                         $690.3    $385.3    $342.2
Foreign                           232.9     267.8     192.5
-----------------------------------------------------------
                                 $923.2    $653.1    $534.7
===========================================================

PROVISION FOR INCOME TAXES:
Current provision:
         Federal                 $229.3    $130.1    $123.5
         Foreign                   87.6      92.3      55.0
         State                     28.9      17.4      12.6
-----------------------------------------------------------
                                  345.8     239.8     191.1
Deferred provision
            (benefit):
         Federal and state          3.9      (2.1)     (8.0)
         Foreign                  (10.1)     (1.4)      7.0
-----------------------------------------------------------
                                   (6.2)     (3.5)     (1.0)
-----------------------------------------------------------
                                 $339.6    $236.3    $190.1
===========================================================

RECONCILIATION OF STATUTORY U.S. TAX TO ACTUAL
PROVISION:
Statutory rate                      35%      35%      35%
Statutory tax                   $323.1   $228.6   $187.2
Effect of:
         State income taxes       19.6     11.6     10.3
         Other                    (3.1)    (3.9)    (7.4)
-----------------------------------------------------------
                                $339.6   $236.3   $190.1
==========================================================



AT DECEMBER 31:                        1999        1998
----------------------------------------------------------
COMPONENTS OF DEFERRED TAX ASSETS (LIABILITIES):
ASSETS:
  Provisions for accrued
     expenses                           $133.9    $ 121.8
  Allowance for losses on
     receivables                          36.3       31.1
  Net operating loss
     carryforwards                       105.2      120.0
  Other                                   46.9       35.8
----------------------------------------------------------
                                         322.3      308.7
  Valuation reserve                     (102.5)    (120.0)
----------------------------------------------------------
                                         219.8      188.7
LIABILITIES:
  Asset capitalization and
     depreciation                        (49.6)     (46.0)
  Financing and leasing
     activities                         (169.0)    (146.8)
  Other                                  (53.5)     (60.1)
----------------------------------------------------------
                                        (272.1)    (252.9)
----------------------------------------------------------
Net deferred tax liability          $    (52.3)   $ (64.2)
==========================================================



AT DECEMBER 31:                        1999        1998
----------------------------------------------------------
CLASSIFICATION OF DEFERRED TAX ASSETS (LIABILITIES):
TRUCK AND OTHER:
  Deferred taxes and other
     current assets                     $118.0    $  75.3
  Equipment on lease, goodwill
     and other                            10.0       17.4
  Other, including
     deferred taxes                      (33.4)     (30.0)
FINANCIAL SERVICES:
  Deferred income taxes
     and other                          (146.9)    (126.9)
----------------------------------------------------------
Net deferred tax liability              $(52.3)   $ (64.2)
==========================================================


     United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $533.0 at December 31, 1999.

     Leyland Trucks Ltd. unutilized net operating loss carryforwards and valuation reserves (tax effected) were $105.2 and $102.5 at December 31, 1999, and $120.0 and $120.0 at December 31, 1998, respectively. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

     Cash paid for income taxes was $317.3 in 1999, $228.3 in 1998 and $163.6 in 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

N.   FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

     CASH AND EQUIVALENTS: The carrying amount reported in the balance sheet is stated at fair value.

     MARKETABLE SECURITIES: Marketable securities consist of debt securities. Fair values are based on quoted market prices.

     FINANCIAL SERVICES NET RECEIVABLES: For floating-rate loans and wholesale financings, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions have been excluded from the accompanying table.

     SHORT-AND LONG-TERM DEBT: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

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

     The carrying amounts and fair values of the Company's financial instruments are as follows:


                            CARRYING           FAIR
1999                          AMOUNT          VALUE
----------------------------------------------------
TRUCK AND OTHER:
Cash and equivalents        $  511.5       $  511.5
Marketable securities          530.7          530.7
Long-term debt                 225.2          218.9

FINANCIAL SERVICES:
Cash and equivalents            16.9           16.9
Net receivables              3,442.5        3,391.3
Commercial paper and
         bank loans          2,113.4        2,113.4
Long-term debt               1,292.3        1,279.5


     The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional asset of $17.2, and the foreign currency exchange contracts represented an additional liability of $2.0 if recorded at fair value at December 31, 1999.


                            CARRYING           FAIR
1998                          AMOUNT          VALUE
----------------------------------------------------
TRUCK AND OTHER:
Cash and equivalents        $  410.3       $  410.3
Marketable securities          404.8          404.8
Long-term debt                 248.1          252.5

FINANCIAL SERVICES:
Cash and equivalents            22.1           22.1
Net receivables              2,694.5        2,697.4
Commercial paper and
         bank loans          1,617.8        1,617.8
Long-term debt               1,106.9        1,120.8


     The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The fair value of the interest-rate agreements represented an additional liability of $7.4 if recorded at December 31, 1998. The fair value of foreign currency exchange contracts was immaterial.

PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS EXCEPT PER SHARE
AMOUNTS)

O.   DERIVATIVE FINANCIAL INSTRUMENTS

INTEREST-RATE CONTRACTS: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. These contracts are used to manage exposures to fluctuations in interest rates. At December 31, 1999, the Company had 157 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $1,554, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

     Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2000, are $661.2, $430.2, $274.2, $132.9, $37.4 and $18.5 thereafter. The weighted average pay rate of 5.8% approximates the Company's net cost of funds. The weighted average receive rate of 6.0% offsets rates on associated debt obligations.

     FOREIGN CURRENCY EXCHANGE CONTRACTS: PACCAR enters into foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within six months. At December 31, 1999 and 1998, PACCAR had net foreign exchange purchase contracts outstanding amounting to $210 and $188 U.S. dollars, respectively. Approximately 80% of the 1999 amount and 90% of the 1998 amount represented contracts related to the U.S. and Canadian dollars.

P.   COMMITMENTS AND CONTINGENCIES

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

     At December 31, 1999, PACCAR had standby letters of credit outstanding totaling $25, which guarantee various insurance and financing activities.

Q.   STOCK COMPENSATION PLANS

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


                                   1999     1998     1997
-----------------------------------------------------------
PRO FORMA:
Net income                        $580.0   $414.3   $342.5
         Basic EPS                  7.41     5.31      4.41
         Diluted EPS                7.36     5.27      4.38
===========================================================


     The following assumptions were used for grants in 1999, 1998 and 1997: expected volatility of 44%, 38% and 31%; risk-free interest rate of 5.57%, 6.01% and 6.94%, and expected lives of 5 years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)

Options granted over the three-year period ended December 31, 1999, totaled approximately 503,800, 306,600 and 409,000 for 1999, 1998 and 1997 with per share exercise prices of $53.78, $53.50 and $36.63, respectively. The fair value per share of options granted during this period amounted to $19.21, $17.17 and $9.44 for 1999, 1998 and 1997, respectively. Options vest at the beginning of the third year after the grant date.

     At December 31, 1999, options representing 1.8 million shares were outstanding with a weighted average exercise price of $39.04, of which 675,800 shares were exercisable. On January 1, 2000, approximately 348,000 additional shares became exercisable at a price of $36.63.

     All share amounts have been adjusted for the effects of the stock split declared in 1997.

     DILUTED EARNINGS PER SHARE: The following table shows the additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These amounts primarily represent the dilutive effect of stock options. Options outstanding at each year-end with exercise prices in excess of the respective year's average common stock market price have been excluded from the amounts shown in the table.


                           1999      1998      1997
----------------------------------------------------
Additional shares        529,727   607,259   397,308
====================================================


R.   STOCKHOLDERS' EQUITY

OTHER COMPREHENSIVE INCOME: Changes in unrealized investment holding losses were $8.4, net of related tax effects of $5.1, for the year ended December 31, 1999. Reclassification adjustments were not material.

     Changes in unrealized investment holding gains or losses, reclassification adjustments and related tax effects were immaterial for the years ended December 31, 1998 and 1997.

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

     STOCK SPLIT: On April 29, 1997, the Board of Directors declared a two-for-one stock split which was distributed on May 21, 1997, to stockholders of record at the close of business on May 9, 1997. All per share figures presented have been adjusted for the effects of the stock split.

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

PACCAR INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)

S.   FOREIGN OPERATIONS AND CURRENCY TRANSLATION

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

     PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. In addition, the Company's Netherlands subsidiary uses the euro as the functional currency for its subsidiary in the U.K. Accordingly, for these subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

     Net foreign currency translations and transactions decreased net income by $5.9 in 1999, and $.2 in 1997, and increased net income by $3.1 in 1998.

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

     Included in All Other is PACCAR's industrial winch manufacturing business and the retail auto parts business, which was sold in October 1999. Also included here are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense. In 1997, All Other included the Company's oilfield equipment business, which was sold in December 1997.

     Sales between reportable segments were insignificant. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $11.9, $5.0 and $1.7 for 1999, 1998 and 1997, respectively. Geographic revenues from external customers are presented based on the country of the customer.

     PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. In prior years, the Truck segment also excluded goodwill amortization and included state income taxes. Prior years amounts have been reclassified to conform to the 1999 presentation. The Financial Services segment's performance is evaluated based on income before income taxes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1999, 1998 AND 1997 (CURRENCIES IN MILLIONS)



BUSINESS SEGMENT DATA                    1999     1998        1997
---------------------------------------------------------------------
Revenues:
  Net sales
     Truck                             $8,402.3   $7,270.4   $6,157.8
     All other                            245.9      307.3      321.6
---------------------------------------------------------------------
                                        8,648.2    7,577.7    6,479.4
  Financial Services
     revenues                             372.8      317.1      284.3
---------------------------------------------------------------------
                                       $9,021.0   $7,894.8   $6,763.7
=====================================================================

Income before taxes:
  Truck                                $  758.7   $  535.8   $  357.7
  All other                                15.5       21.8       25.3
---------------------------------------------------------------------
                                          774.2      557.6      383.0

  Financial Services                       77.8       62.2       71.3
  Gain on sale of
     subsidiary                            33.2                  55.7
  Investment income                        38.0       33.3       24.7
---------------------------------------------------------------------
                                       $  923.2   $  653.1   $  534.7
=====================================================================

Depreciation and amortization:
  Truck                                $  107.2   $   91.7   $   74.3
  Financial Services                       19.2       13.3       16.4
  Other                                    20.5       18.9       21.3
---------------------------------------------------------------------
                                       $  146.9   $  123.9   $  112.0
=====================================================================

Expenditures for long-lived assets:
  Truck                                $  226.0   $  142.9   $   86.2
  Financial Services                       53.1       35.9       30.0
  Other                                    27.3       44.0       16.8
---------------------------------------------------------------------
                                       $  306.4   $  222.8   $  133.0
=====================================================================

Segment assets:
  Truck                                $2,158.3   $2,104.1   $1,752.0
  Other                                   150.0      240.4      177.9
  Cash and marketable
     securities                         1,042.2      815.1      675.6
---------------------------------------------------------------------
                                        3,350.5    3,159.6    2,605.5
  Financial Services                    4,582.5    3,635.2    2,993.9
---------------------------------------------------------------------
                                       $7,933.0   $6,794.8   $5,599.4
=====================================================================



GEOGRAPHIC AREA DATA                            1999      1998       1997
----------------------------------------------------------------------------
Revenues:
  United States                               $5,720.2   $4,466.6   $3,835.6
  Other                                        3,300.8    3,428.2    2,928.1
----------------------------------------------------------------------------
                                              $9,021.0   $7,894.8   $6,763.7
============================================================================

Long-lived assets:
  Property, plant and equipment, net
  United States                               $  397.9   $  420.4   $  361.3
  The Netherlands                                163.6      187.3      168.7
  Canada                                          94.8       19.3       11.6
  Other                                          219.0      200.7      124.3
----------------------------------------------------------------------------
                                              $  875.3   $  827.7   $  665.9
============================================================================

  Goodwill and other, net
  The Netherlands                             $   95.2   $  114.8   $  110.3
  United States                                              11.3       12.1
  Other                                            1.2        3.5
----------------------------------------------------------------------------
                                              $   96.4   $  129.6   $  122.4
============================================================================

  Equipment on lease, net
  United Kingdom                              $   53.6   $    7.4   $    4.2
  United States                                   42.1       43.5       46.0
  France                                          36.4       20.8
  Mexico                                          29.4       13.2        5.6
  Other                                           68.9       40.2
----------------------------------------------------------------------------
                                              $  230.4   $  125.1   $   55.8
============================================================================


PACCAR INC AND SUBSIDIARIES

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                        /s/  ERNST & YOUNG LLP

Seattle, Washington
February 18, 2000

                            SELECTED FINANCIAL DATA


-------------------------------------------------------------------------------------------------
                                      1999          1998          1997        1996        1995
-------------------------------------------------------------------------------------------------
                                                 (millions except per share data)
NET SALES                          $  8,648.2   $  7,577.7   $  6,479.4   $  4,334.4   $  4,592.9

FINANCIAL SERVICES REVENUE              372.8        317.1        284.3        267.9        257.5

NET INCOME                              583.6        416.8        344.6        201.0        252.8

NET INCOME PER SHARE:
     Basic                               7.46         5.34         4.43         2.59         3.25
     Diluted                             7.41         5.30         4.41         2.59         3.25
     Cash Dividends Declared             2.40         2.20        2.075         1.25         2.00

TOTAL ASSETS:
     Truck and Other                  3,350.5      3,159.6      2,605.5      2,477.1      1,646.2
     Financial Services               4,582.5      3,635.2      2,993.9      2,821.7      2,744.3

LONG-TERM DEBT:
     Truck and Other                    182.2        204.3        236.6         32.9         10.7
     Financial Services               1,292.3      1,106.9      1,097.7      1,112.0      1,149.6

STOCKHOLDERS' EQUITY               $  2,110.6   $  1,764.2   $  1,497.8   $  1,358.0   $  1,251.2
-------------------------------------------------------------------------------------------------


All per share amounts have been restated to give effect to a two-for-one stock split declared in 1997. In 1999 and 1997, net income included $17.5 and $35, respectively, for after-tax gains on sale of subsidiaries.

                         QUARTERLY RESULTS (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                       QUARTER

                                                               FIRST            SECOND       THIRD        FOURTH
-------------------------------------------------------------------------------------------------------------------
1999                                                                     (MILLIONS EXCEPT PER SHARE DATA)
Net Sales                                                     $2,068.6       $2,181.2     $  2,174.8       $2,223.6

Truck and Other Gross Profit (Before SG&A and Interest)          312.8          338.6          351.1          363.3

Financial Services Gross Profit (Before SG&A)                     37.0           37.7           40.2           43.8

Net Income                                                       119.5          139.5          144.7          179.9

Net Income Per Share:
         Basic                                              $     1.53     $     1.78       $   1.85     $     2.30
         Diluted (1)                                              1.52           1.77           1.83           2.28
-------------------------------------------------------------------------------------------------------------------

1998
Net Sales                                                   $  1,752.3     $  1,849.4       $1,857.3     $  2,118.7

Truck and Other Gross Profit (Before SG&A and Interest)          263.9          281.1          275.0          326.7

Financial Services Gross Profit (Before SG&A)                     30.8           31.9           32.7           33.9

Net Income                                                       100.4          104.9           96.6          114.9

Net Income Per Share:
         Basic                                              $     1.29     $     1.34       $   1.24     $     1.47
         Diluted                                                  1.28           1.33           1.23           1.46
-------------------------------------------------------------------------------------------------------------------

Fourth quarter 1999 net income includes a $17.5 after-tax gain on sale of subsidiary.
     (1) The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

                    COMMON STOCK MARKET PRICES AND DIVIDENDS
--------------------------------------------------------------------------------
Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. There were 2,770 record holders of the common stock at December 31, 1999.


             CASH                                       CASH
1999       DIVIDENDS    STOCK PRICE      1998        DIVIDENDS    STOCK PRICE
QUARTER     DECLARED    HIGH   LOW      QUARTER       DECLARED    HIGH     LOW
--------------------------------------------------------------------------------
FIRST          $ .20  $47 1/8   $39 1/2   First          $ .15  $66 3/4  $47 1/2
SECOND           .20   63       40        Second           .15   63       50 5/8
THIRD            .20   60 1/4   47        Third            .15   53       40
FOURTH           .20   51 7/16  39 13/16  Fourth           .15   50 1/2   37
YEAR-END EXTRA  1.60                      Year-End Extra  1.60
--------------------------------------------------------------------------------

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

                                       47
                                                     PACCAR INC AND SUBSIDIARIES

                    MARKET RISKS AND DERIVATIVE INSTRUMENTS
--------------------------------------------------------------------------------
(CURRENCIES IN MILLIONS)

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

CURRENCY RISKS

     SEE NOTE A FOR A DESCRIPTION OF THE COMPANY'S EXPOSURE TO CURRENCY RISKS.

     To mitigate the short-term impact of changes in currency exchange rates, PACCAR regularly enters into currency exchange agreements to hedge a portion of its U.S. dollar denominated exposure in Canada over a period of up to to eight months.

     At December 31, 1999, the Company had U.S. dollar obligations of $120.1 related to firmly committed sales orders denominated in Canadian dollars. All transactions are expected to occur in 2000. The Company has related forward contracts to sell Canadian dollars for U.S. dollars in the notional amount of $107.0 to occur in 2000. Also, the Company had contracts to sell British pounds for euros in a notional amount equivalent to $40.5 to occur in 2000.

INTEREST RATE RISKS

     SEE NOTE O FOR A DESCRIPTION OF THE COMPANY'S EXPOSURE TO INTEREST-RATE RISKS.

The following table presents instruments which are subject to market risk exposure and, where applicable, the derivatives which are used to manage that risk.

                                             EXPECTED MATURITY DATE
                                -------------------------------------------------------------------------              FAIR
                                1999       2000       2001       2002      2003       2004     THEREAFTER     TOTAL    VALUE
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
ASSETS
CASH EQUIVALENTS AND MARKETABLE SECURITIES:
       CURRENT YEAR
       Fixed rate                         $ 412.8    $ 229.7    $ 163.6    $ 73.3    $ 10.4    $  4.2    $ 894.0    $ 894.0
       Average interest rate                  4.1%       4.5%       5.3%      5.3%      5.8%      3.6%       4.5%
       Variable rate                      $ 122.8                                              $ 30.9    $ 153.7    $ 153.7
       Average interest rate                  5.8%                                                4.8%       5.6%
       PRIOR YEAR
       Fixed rate              $ 444.7    $ 133.2    $ 221.2    $  4.3     $  .4               $  1.0    $ 804.8    $ 804.8
       Average interest rate       4.4%       4.2%       4.0%      4.3%      4.3%                 7.6%      4.3%
       Variable rate           $    .3                                                         $ 10.0    $ 10.3     $  10.3
       Average interest rate       5.1%                                                           5.0%      5.0%
TRUCK AND OTHER:
LIABILITIES
       CURRENT YEAR
       Commercial paper                   $  27.1                                                        $  27.1    $  27.1
       Average interest rate                  5.0%                                                           5.0%
Long-term Debt:
       Commercial paper                   $   6.8    $   6.8    $  6.8     $ 6.8     $  6.8    $  13.5   $  47.5    $  47.5
       Average interest rate                  5.1%       5.1%      5.1%      5.1%       5.1%       5.1%      5.1%
       Fixed rate                         $  36.2    $  33.5    $ 32.9     $ 1.0                         $ 103.6    $ 104.7
       Average interest rate                  5.4%       5.0%      4.9%      9.4%                            5.1%
       Variable rate long-term debt                             $ 59.9                                   $  59.9    $  59.9
       Average interest rate                                       3.2%                                      3.2%
       Noninterest bearing notes                                                                $ 14.2   $  14.2    $   6.8
       PRIOR YEAR
       Fixed rate long-term
         debt                  $  43.4    $  42.2    $  39.1    $ 38.2     $ 6.0                         $ 168.9    $ 173.3
       Average interest rate       5.0%       5.0%       4.8%      4.8%      6.6%                            4.9%
       Variable rate long-term debt                             $ 79.2                                   $  79.2    $  79.2
       Average interest rate                                       3.5%                                      3.5%
INTEREST RATE SWAPS RELATED TO COMMERCIAL PAPER CLASSIFIED AS LONG-TERM DEBT:
         CURRENT YEAR
         Pay fixed - receive variable     $  6.8     $  6.8     $  6.8      $  6.8   $  6.8     $ 13.5    $  47.5    $   .8
         Average pay rate                   5.71%      5.71%      5.71%       5.71%    5.71%      5.71%      5.71%
         Average receive rate               4.95%      4.95%      4.95%       4.95%    4.95%      4.95%      4.95%

                    MARKET RISKS AND DERIVATIVE INSTRUMENTS
--------------------------------------------------------------------------------

                                         EXPECTED MATURITY DATE
                        ---------------------------------------------------------------------------------               FAIR
                       1999        2000        2001        2002       2003        2004      THEREAFTER       TOTAL     VALUE
                       ----        ----        ----        ----       ----        ----      ----------       -----     -----
FINANCIAL SERVICES:
ASSETS
RETAIL NOTES, CONTRACTS AND WHOLESALE FINANCING, NET OF UNEARNED INTEREST, LESS ALLOWANCE FOR LOSSES:
   CURRENT YEAR
   Fixed rate                    $  854.6    $   717.6    $  550.9    $ 306.6   $  114.6     $  24.2      $2,568.5    $ 2,516.6
   Average interest
     rate                             8.7%         8.5%        8.4%       8.2%       8.1%        7.9%          8.5%
   Variable rate                 $  701.6    $    64.4    $   41.2    $  20.8   $   10.1     $   6.9      $  845.0    $   845.0
   Average interest
     rate                             8.2%         9.5%        9.2%       8.5%       7.1%        7.0%          8.3%
   PRIOR YEAR
   Fixed rate        $  760.5    $  641.7    $   465.3    $  268.1    $  90.9                $   6.0      $2,232.5    $2,236.0
   Average interest
     rate                 8.6%        8.4%         8.3%        8.0%       8.0%                   7.5%          8.4%
   Variable rate     $  303.4    $   57.7    $    46.0    $   24.8    $   6.8                $    .9       $ 439.6    $  439.6
   Average interest
     rate                 6.6%        6.4%         6.4%        6.5%       5.9%                   6.8%          6.5%
LIABILITIES
   CURRENT YEAR
  Commercial paper
    and bank loans               $2,113.4                                                                   $2,113.4   $2,113.4
   Average interest rate              6.0%                                                                       6.0%
   PRIOR YEAR
   Commercial paper
    and bank loans   $ 1,617.8                                                                              $1,617.8    $1,617.8
   Average interest rate   5.3%                                                                                  5.3%
Long-term Debt:
   CURRENT YEAR
   Fixed rate                    $  459.2    $   395.0    $  209.2    $  82.5   $  5.4                      $1,151.3    $1,138.5
   Average interest
     rate                             6.0%         6.2%        6.3%       6.2%     5.9%                          6.1%
   Variable rate                 $  110.0    $    30.5    $     .5                                          $  141.0    $  141.0
   Average interest
     rate                             5.9%         6.5%       20.6%                                              6.1%
   PRIOR YEAR
   Fixed rate        $  292.1    $  297.3    $   255.1    $  111.7    $   7.4                    $   .3      $ 963.9     $  977.8
   Average interest rate  6.2%        6.1%         6.1%        5.9%       6.3%                      7.2%         6.1%
   Variable rate     $  140.0    $    2.2    $      .7    $     .1                                           $   143.0   $  143.0
   Average interest
     rate                 6.3%                                                                                     6.9%
INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO DEBT:
INTEREST RATE SWAPS:
   CURRENT YEAR
   Pay fixed - receive
     variable                    $  654.4    $   423.4    $  267.3    $  126.1    $   30.6        $  5.0     $ 1,506.8    $  16.4
   Average pay rate                  5.68%        5.67%       5.84%       6.14%       6.27%         6.24%         5.76%
   Average receive rate              6.13%        6.00%       5.94%       5.93%       6.21%         6.46%         6.05%
   PRIOR YEAR
   PAY FIXED - RECEIVE
   variable          $  604.0    $  408.8    $   151.5    $  64.3     $   12.9                    $  4.0      $1,245.5     $ (7.4)
   Average pay
     rate                5.84%       5.66%        5.30%      5.54%        5.83%                     5.37%        5.70%
   Average receive
     rate                5.45%       5.36%        5.21%      5.23%        5.28%                     5.00%        5.38%