Form 10-K405, Exhibit 13
period 2000-12-31
PACCAR INC
filed 2001-03-21
CIK 75362

QuickLinks -- Click here to rapidly navigate through this document

ANNUAL REPORT ON FORM 10-K
ITEM 14(c)
CERTAIN EXHIBITS
 YEAR ENDED DECEMBER 31, 2000
PACCAR INC AND SUBSIDIARIES
BELLEVUE, WASHINGTON

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

	2000	1999	1998
	(tables in millions, except per share data)
Truck and Other Net sales	$7,437.0	$8,648.2	$7,577.7
Financial Services Revenues	482.4	372.8	317.1

Total Revenue	$7,919.4	$9,021.0	$7,894.8

Income before taxes:
Truck and Other	$553.8	$774.2	$557.6
Financial Services	76.4	77.8	62.2
Gain on sale of subsidiary		33.2
Investment income	34.9	38.0	33.3
Income taxes	(223.3)	(339.6)	(236.3)

Net income	$441.8	$583.6	$416.8

Diluted earnings per share	$5.73	$7.41	$5.30

  Overview:

    PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A significant portion of the Company's revenues and income is also derived from the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

    The demand for heavy-duty trucks in the U.S. and Canada, PACCAR's primary market, declined significantly in the second half of 2000. As the general economy slowed, freight tonnage declined. In addition, the transportation industry experienced dramatic cost increases in the form of higher fuel prices, insurance premiums and interest rates. Increased fleet operating costs, compounded by a glut of used trucks, reduced industry new truck orders by 42 percent compared to 1999. PACCAR, and others who participate in these markets, lowered production rates, particularly in the second half of the year, in response to the weak market conditions. These factors also led to an increase in credit losses at the U.S. finance company.

    In Europe, PACCAR's second largest market, demand remained strong in 2000, and the Company achieved a nearly 20% increase in truck unit sales volume. In U.S. dollars, however, revenues were only slightly higher than the prior year as the benefit of higher unit volume was largely offset by weakness of the euro.

    PACCAR's net income in 2000 was $441.8 million, or $5.73 per share diluted, on revenues of $7.9 billion for the year. This compares to 1999 net income of $583.6 million, or $7.41 per share diluted, on revenues of $9.0 billion. The primary reason for the decline in 2000 revenues and net income was a decrease in the number of trucks sold in the U.S. and Canada as well as lower margins in those markets. This was partially offset by increased sales and profits in PACCAR's European operations and the benefit of company-wide cost reduction efforts.

    Truck and other gross margins (net sales less cost of sales) declined to 12.6% in 2000 from 15.8% in 1999 due to competitive pricing pressures and the impact of lower production volumes in the U.S.

and Canada. Selling, general and administrative expenses (SG&A) were reduced from $582.5 in 1999 to $395.3 in 2000 as a result of aggressive cost reduction programs; the sale of the Company's retail auto parts business in the fourth quarter of 1999; as well as the weakness in the euro. As a percent of sales, SG&A was 5.3% in 2000 versus 6.7% in 1999.

    Financial Services revenues increased 29% over 1999 due to higher earning asset balances and increased interest rates. Current year Financial Services income before taxes was slightly below 1999. The benefit from growth in Financial Services revenues was offset by higher interest costs and increased credit losses, primarily in the U.S.

    Investment income decreased to $34.9 million despite higher interest rates and growth in invested balances due to a $10.0 million pretax write-down of the Company's investments in e-commerce related ventures. PACCAR's equity investments in other e-commerce ventures are minimal.

    Income taxes for 2000 included a $12.4 million benefit from the reduction in the valuation allowance for net operating loss (NOL) carryforwards of a European subsidiary.

    In 1999 net income included a $33.2 million ($17.5 million after-tax) gain on the sale of the Company's retail automotive parts business, PACCAR Automotive, Inc.

  Truck

    The primary segment for PACCAR is the manufacture and distribution of trucks and related after-market parts which accounted for 93% of revenues in 2000 and 1999, and 92% in 1998. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2000	1999	1998
Truck net sales	$7,378.0	$8,412.9	$7,277.5
Truck income before taxes	$506.3	$759.5	$536.0

2000 Compared to 1999:

    PACCAR's worldwide truck sales declined 12% to $7.4 billion in 2000 due to lower sales volume and the impact of the decline in the euro in relation to the U.S. dollar. Truck deliveries decreased 5% to 102,000 units as increased deliveries in European markets were more than offset by decreased unit volume in the U.S. and Canada. The weaker euro negatively impacted sales by approximately $330 million compared to 1999. Despite the lower sales, 2000 represented the second-highest unit sales volume in the Company's history, maintaining PACCAR's position as one of the largest producers of medium- and heavy-duty trucks in the world.

    Truck income before taxes was $506.3 million, a 33% decrease from the $759.5 million earned in 1999. Truck gross margins declined in 2000 from 1999 as the weaker market conditions led to lower production rates and competitive pricing pressure in the U.S. and Canada, partially offset by aggressive cost reduction programs. Improved financial results of the Company's European operations were largely offset by a $27 million negative impact from the weaker euro.

    In the United States and Canada, registrations of new heavy-duty trucks were 260,000 in 2000, a 7% decline from the 1999 record level of 280,000. Most of the decline occurred in the second half of 2000. PACCAR's market share was 21%, a slight increase from 1999.

    The European heavy-duty truck market increased 4% in 2000 to 250,000 units. DAF, with a strong product line led by the 95XF, also slightly increased its share of the European heavy-duty market in 2000 to 10%. Despite the increase in truck deliveries, truck sales revenue in 2000 was comparable to

1999 levels due to the decline in the euro. Sales in Europe represented approximately 29% of PACCAR's total truck sales revenue in 2000 as compared to 25% in 1999.

    PACCAR continued its growth in the medium- duty truck market, increasing 2000 market share a full percent in the U.S. and Canada as well as in Western Europe.

    PACCAR also has a significant market presence in Mexico and Australia. The combined sales and profits from these countries was slightly lower in 2000 versus 1999. The sales and profits of these markets represented less than 10% of the truck segment sales and profits in 1999 and 2000.

    Sales of trucks to export customers in South America and Asia continued to be impacted by weak economic conditions. Export sales and profits in 2000 were comparable to 1999 and represent a minor portion of PACCAR's overall results.

    The Company's worldwide aftermarket parts revenues in 2000 were comparable to 1999. The positive effect of higher parts volume was offset by the weaker euro. Operations in North America and Europe benefited from growth in the number of trucks in service as well as marketing programs to promote parts sales. Parts revenues in Europe increased nearly 10% in local currency, but declined slightly in U.S. dollars due to the weak euro relative to the dollar.

    In 2000, significant spending was devoted to product development, business process improvements and systems enhancements. Improved cost control and the completion of several major product development programs led to a reduction in research and development expense in 2000 to $102.5 million, an 18% decrease from 1999.

1999 Compared to 1998:

    PACCAR's worldwide truck sales increased 16% to $8.4 billion in 1999 on record sales volume of 108,000 trucks. Truck income before taxes was a record $759.5 million, a 42% increase over the $536.0 million earned in 1998.

    Truck gross margins improved in 1999 from 1998 as a result of stronger market conditions, efficiencies of operating at higher production levels, cost reductions from global purchasing synergies and business process improvements.

    In the United States and Canada, registrations of new heavy-duty trucks were at record levels in 1999. Of the 280,000 trucks registered, PACCAR achieved nearly a 21% share, which was comparable to 1998.

    The European heavy-duty truck market increased 15% in 1999 to 245,000 units. DAF achieved just under a 10% share of the European heavy-duty market in 1999. Sales in Europe represented approximately 25% of PACCAR's total truck sales revenue in 1999 as compared to 30% in 1998. The change in the relative percentage was due to the substantial growth in the U.S. market.

    Sales and profits outside the United States and Europe were comparable to 1998 levels.

    The Company's truck aftermarket parts distribution activities continued to grow in 1999. Operations in the United States and Europe benefited from the strong heavy-duty truck market, growth in the population of trucks in service, and marketing programs to promote parts sales.

    Research and development expense in 1999 amounted to $125 million, a 5% increase over 1998.

  Truck Outlook

    The Company expects 2001 to be a challenging year with the continued high fuel prices, low used truck values, and slowing freight volume in the U.S. and Canada. These factors will likely cause the 2001 heavy truck markets in the U.S. and Canada to continue the weakness which began in the second half of 2000. Recent lower order rates and backlog levels further indicate U.S. and Canada new truck sales will decline significantly from 2000 levels. Although major build rate reductions have been made, further reductions may be necessary to align production with customer demand. There are some signs of softening in the European market in 2001 as recent order intake has slowed slightly from last year's level in most European markets. European backlogs are adequate to support current build rates through the first quarter of 2001.

  Financial Services

    The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and the United Kingdom, derives its earnings primarily from financing or leasing PACCAR products.

    PACCAR has a 49% equity ownership in DAF Financial Services in Europe which provides finance and leasing products to DAF customers in Europe and had assets of $800 million at December 31, 2000. The investment in this joint venture is recorded under the equity method.

	2000	1999	1998
Financial Services:
Average earning assets	$4,878.3	$3,999.7	$3,210.3
Revenues	$482.4	$372.8	$317.1
Income before taxes	$76.4	$77.8	$62.2

2000 Compared to 1999:

    Financial Services income before taxes of $76.4 million was 2% lower than 1999. Revenues increased 29% to $482.4 million in 2000 due to portfolio growth in foreign and domestic finance operations and higher interest rates. Average earning assets increased 22% to $4.9 billion in 2000 due to high lending volume in 1999 and the first half of 2000. The increase in revenues was offset by higher interest costs, higher credit losses, primarily in the U.S. finance company, and higher SG&A expenses to support portfolio growth.

1999 Compared to 1998:

    Financial Services operations earned $77.8 million in 1999 compared to $62.2 million in 1998. Increased revenues from asset portfolio growth in both foreign and domestic finance operations and lower SG&A expenses were partially offset by a higher provision for loan losses. The loss provision increase is consistent with the rapid growth in finance and lease portfolio assets.

  Financial Services Outlook

    The U.S. finance company, which represents approximately 75% of Financial Services' earning assets, continues to experience high levels of past dues and repossessions due to the lower operating margins earned by truck operators not able to absorb higher fuel, insurance and interest costs. The increase in repossessions and lower used truck prices will lead to continued high levels of credit losses until the negative factors abate.

    In 2001 the Company plans to expand its financial services operations in Europe concurrent with a phase out of the joint venture's operations. As the joint venture ceases to book new business and the Company records new business for its own account, assets are expected to grow rapidly beginning July 1, 2001. In a few years, assets are expected to approximate or exceed those of the joint venture. This important initiative will support the growth of DAF products in the European market and provide a new profit opportunity for the Company.

  Other Businesses

    The Company also has a winch manufacturing business and, prior to its sale in October 1999, a retail auto parts operation. Sales of these other businesses together represent less than 5% of net sales for 2000, 1999 and 1998.

LIQUIDITY AND CAPITAL RESOURCES:

	2000	1999	1998
Cash and cash equivalents	$536.7	$528.4	$432.4
Marketable securities	394.7	530.7	404.8

	$931.4	$1,059.1	$837.2

    The Company's cash and marketable securities totaled $931.4 million at December 31, 2000, $127.7 million less than 1999. Cash inflows from operations of $520 million were more than offset by dividends, stock repurchases, capital expenditures, and cash utilized for the Financial Services operations.

    In April 2000, the Company completed a two million share repurchase program at an aggregate cost of $89.2 million. In September, the Company's Board of Directors authorized an additional repurchase program of up to two million shares of PACCAR stock from time to time. As of December 31, 2000, $16.6 million has been incurred to purchase 395,000 shares under this program.

    The Company's strong liquidity position and investment grade credit rating continue to provide financial stability and ready access to capital markets at competitive interest rates.

  Truck and Other

    Cash for working capital, capital expenditures, research and development and other business initiatives has been provided primarily by operations. Management expects this method of funding to continue in the future.

    Long-term debt consists of fixed and floating rate debt representing guilder-denominated borrowings from the 1996 DAF acquisition and Canadian dollar financing for the construction of the Company's new truck assembly facility in Quebec in 1999. The remaining balance of the DAF acquisition debt and the Canadian factory financing was $105 and $86 million respectively at December 31, 2000.

    Expenditures for property, plant and equipment in 2000 totaled $142.9 million, including $60 million of investments in manufacturing facilities and tooling for new products for DAF in Europe. PACCAR also made significant investments in state-of-the-art computer systems to improve product design capabilities and to achieve efficiencies in business processes, as well as new product tooling to meet the demands of an aggressive product development plan. Over the last five years, the Company's worldwide capital spending, excluding the Financial Services segment, totaled $798 million.

    Spending for capital investments in 2001 including new product development is expected to be comparable with 2000 levels. Despite the near term weakness in the U.S. and Canadian truck market, the Company expects to continue making significant investments in market leading products, along with investments in new technology and systems to support business process improvements.

  Financial Services

    The Financial Services companies rely heavily on funds borrowed in capital markets as well as funds generated from collections on loans and leases. An additional source of funds includes capital contributions and intercompany loans.

    To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest- rate characteristics similar to those of the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted type of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the contracts outstanding.

    Growth in net loan and lease portfolios continues to be funded primarily with external borrowings by the finance and leasing companies. The primary external borrowing sources are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. In 2000, Financial Services increased the proportion of funding through commercial paper, which in conjunction with interest rate contracts provided a lower cost of funds than medium-term notes. In 2000, PACCAR Financial Corp. (PFC) filed a shelf registration under which $2.5 billion of medium-term notes could be issued as needed. At the end of 2000, $1.9 billion of this registration was still available for issuance.

    PACCAR believes its Financial Services companies have sufficient financial capabilities to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

EURO CONVERSION:

    PACCAR's subsidiary, DAF Trucks N.V., located in the Netherlands, continued the process in 2000 of converting its business systems to be euro-compliant. Efforts will continue in 2001 to ensure that systems, policies and procedures are in place to accommodate the January 1, 2002, changeover date. DAF also will be working to ensure that its suppliers, dealers and customers are prepared for full euro conversion to prevent any disruption to normal business activities. The cost of converting to the euro is not expected to be significant to PACCAR. The increased price transparency as a result of the euro did not have a significant impact on overall pricing in 2000, as DAF is a custom truck manufacturer and each truck is built to customer specification. While the long-term impact on PACCAR's financial condition and results of operations is expected to be minimal, the ultimate impact is dependent on future events, including market conditions.

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

    Expenditures were approximately $2 million in 2000 and $3 million each in 1999 and 1998 for costs related to environmental activities.

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

    The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and such amounts can be reasonably estimated, is between $23 million and $46 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

FORWARD-LOOKING STATEMENTS:

    Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: global and local economic, political and industry conditions; competitive pressures; price changes impacting manufacturing and operating costs; insufficient or under-utilization of manufacturing capacity; and legislation and governmental regulation.

PACCAR INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2000	1999	1998
	(millions except per share data)
TRUCK AND OTHER:
Net sales	$7,437.0	$8,648.2	$7,577.7
Costs and Expenses
Cost of sales	6,497.3	7,282.4	6,431.0
Selling, general and administrative	395.3	582.5	580.3
Interest and other, net	(9.4)	9.1	8.8

	6,883.2	7,874.0	7,020.1

Truck and Other Income Before Income Taxes	553.8	774.2	557.6
FINANCIAL SERVICES:
Revenues	482.4	372.8	317.1
Costs and Expenses
Interest and other	303.7	219.9	178.3
Selling, general and administrative	59.9	54.4	62.6
Provision for losses on receivables	42.4	20.7	14.0

	406.0	295.0	254.9
Financial Services Income Before Income Taxes	76.4	77.8	62.2
Gain on sale of subsidiary		33.2
Investment income	34.9	38.0	33.3

Total Income Before Income Taxes	665.1	923.2	653.1
Income taxes	223.3	339.6	236.3

Net Income	$441.8	$583.6	$416.8

Net Income Per Share
Basic	$5.76	$7.46	$5.34

Diluted	$5.73	$7.41	$5.30

Weighted Average Number of Common Shares Outstanding	76.7	78.2	78.1

See notes to consolidated financial statements.

PACCAR INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31	2000	1999
	(millions of dollars)
ASSETS
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$515.0	$511.5
Trade and other receivables, net of allowance for losses (2000—$22.8 and 1999—$35.7)	530.8	570.2
Marketable securities	394.7	530.7
Inventories	303.1	384.5
Deferred taxes and other current assets	117.7	122.1

Total Truck and Other Current Assets	1,861.3	2,119.0
Equipment on lease, goodwill and other	412.8	356.2
Property, plant and equipment, net	882.6	875.3

Total Truck and Other Assets	3,156.7	3,350.5

FINANCIAL SERVICES:
Cash and cash equivalents	21.7	16.9
Finance and other receivables, net of allowance for losses (2000—$104.6 and 1999—$81.3)	5,268.3	4,766.5
Less unearned interest	(363.8)	(326.3)

	4,904.5	4,440.2
Equipment on operating leases, net	139.0	91.2
Other assets	49.0	34.2

Total Financial Services Assets	5,114.2	4,582.5

	$8,270.9	$7,933.0

December 31	2000	1999
	(millions of dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses	$1,097.7	$1,259.5
Current portion of long-term debt and commercial paper	69.1	70.1
Dividend payable	76.4	125.3
Income taxes	25.2	78.9

Total Truck and Other Current Liabilities	1,268.4	1,533.8
Long-term debt	124.7	182.2
Other, including deferred taxes	512.0	395.7

Total Truck and Other Liabilities	1,905.1	2,111.7

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	92.2	114.9
Commercial paper and bank loans	2,273.7	2,113.4
Term debt	1,530.2	1,292.3
Deferred income taxes and other	220.6	190.1

Total Financial Services Liabilities	4,116.7	3,710.7

STOCKHOLDERS' EQUITY
Preferred stock, no par value—authorized 1.0 million shares, none issued Common stock, $1 par value—authorized 200.0 million shares, 78.8 million shares issued (including 2.4 million treasury shares)	78.8	78.3
Additional paid-in capital	643.0	626.9
Retained earnings	1,854.1	1,580.9
Less treasury shares—at cost	(105.8)
Accumulated other comprehensive income (loss)	(221.0)	(175.5)

Total Stockholders' Equity	2,249.1	2,110.6

	$8,270.9	$7,933.0

See notes to consolidated financial statements.

PACCAR INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

December 31	2000	1999	1998
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$78.3	$78.1	$77.8
Stock options exercised	.3	.2	.3
Other stock compensation	.2

Balance at end of year	$78.8	$78.3	$78.1
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	$626.9	$620.2	$609.9
Options exercised and tax benefit	11.7	6.6	10.3
Other stock compensation	4.4	.1

Balance at end of year	$643.0	$626.9	$620.2
RETAINED EARNINGS:
Balance at beginning of year	$1,580.9	$1,185.7	$940.8
Net income	441.8	583.6	416.8
Cash dividends declared on common stock, per share: 2000—$2.20; 1999—$2.40; 1998—$2.20	(168.6)	(188.4)	(171.9)

Balance at end of year	$1,854.1	$1.580.9	$1,185.7
TREASURY STOCK—AT COST:
Balance at beginning of year
Purchases	$(105.8)

Balance at end of year	$(105.8)
ACCUMULATED OTHER COMPREHENSIVE INCOME:
NET UNREALIZED INVESTMENT GAINS (LOSSES):
Balance at beginning of year	$(6.4)	$2.0	$.9
Net unrealized gains (losses)	(.4)	(8.4)	1.1

Balance at end of year	$(6.8)	$(6.4)	$2.0
CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year	$(169.1)	$(121.8)	$(131.6)
Translation gains (losses)	(45.1)	(47.3)	9.8

Balance at end of year	$(214.2)	$(169.1)	$(121.8)

Total accumulated other comprehensive income (loss)	$(221.0)	$(175.5)	$(119.8)

Total Stockholders' Equity	$2,249.1	$2,110.6	$1,764.2

PACCAR INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31	2000	1999	1998
	(millions of dollars)
Net income	$441.8	$583.6	$416.8
Other comprehensive income, net of tax:
Currency translation adjustments	(45.1)	(47.3)	9.8
Net unrealized investment gains (losses)	(.4)	(8.4)	1.1
Net other comprehensive income (loss)	(45.5)	(55.7)	10.9
Comprehensive income	$396.3	$527.9	$427.7

See notes to consolidated financial statements.

PACCAR INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2000	1999	1998
	(millions of dollars)
OPERATING ACTIVITIES:
Net Income	$441.8	$583.6	$416.8
Items included in net income not affecting cash:
Depreciation and amortization	155.5	146.9	123.9
Provision for losses on financial services receivables	42.4	20.7	14.0
(Gain) Loss on sale of property, plant and equipment	(7.4)	.1	4.7
Deferred tax asset valuation allowance adjustment	(12.4)	(2.7)
Gain on sale of subsidiary		(33.2)
Other	36.2	5.4	53.0
Change in operating assets and liabilities:
(Increase) Decrease in assets other than cash and equivalents:
Receivables	(20.4)	(7.5)	(26.0)
Inventories	65.9	7.5	(88.0)
Other	(6.0)	(1.7)	(2.0)
Increase (Decrease) in liabilities:
Accounts payable and accrued expenses	(110.4)	83.4	175.0
Other	(65.6)	53.1	(4.6)

Net Cash Provided by Operating Activities	519.6	855.6	666.8
INVESTING ACTIVITIES:
Finance receivables originated	(2,256.5)	(2,395.7)	(1,973.6)
Collections on finance receivables	1,761.2	1,718.1	1,332.9
Net decrease (increase) in wholesale receivables	.6	(259.4)	(50.6)
Marketable securities purchased	(268.6)	(907.4)	(1,286.3)
Marketable securities sales and maturities	408.5	773.3	1,265.3
Proceeds from sale of subsidiary		143.2
Acquisition of property, plant and equipment	(142.9)	(256.0)	(192.9)
Acquisition of equipment for operating leases	(77.2)	(50.4)	(29.9)
Proceeds from asset disposals	36.1	25.6	44.3
Acquisition of business			(75.2)
Other	(38.8)	(39.5)	(7.0)

Net Cash Used in Investing Activities	(577.6)	(1,248.2)	(973.0)
FINANCING ACTIVITIES:
Cash dividends paid	(217.5)	(188.1)	(163.6)
Purchase of treasury shares	(105.8)
Stock option transactions	13.0	4.7	6.6
Net increase in commercial paper and bank loans	198.4	512.0	539.4
Proceeds from long-term debt	819.0	679.1	612.1
Payments on long-term debt	(629.0)	(481.2)	(582.0)

Net Cash Provided by Financing Activities	78.1	526.5	412.5
Effect of exchange rate changes on cash	(11.8)	(37.9)	(11.8)

Net Increase in Cash and Cash Equivalents	8.3	96.0	94.5
Cash and cash equivalents at beginning of year	528.4	432.4	337.9

Cash and cash equivalents at end of year	$536.7	$528.4	$432.4

See notes to consolidated financial statements.

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 1999 and 1998
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

    Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash, Cash Equivalents and Marketable Securities:  Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. Cash equivalents were $491.5 and $459.0 at December 31, 2000 and 1999. The Company's investments in cash equivalents and marketable securities are classified as debt securities available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized.

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

    Goodwill:  Goodwill is amortized on a straight-line basis for periods ranging from 15 to 25 years. At December 31, 2000 and 1999, goodwill amounted to $68.3 and $76.4, net of accumulated amortization of $15.6 and $13.2, respectively. Amortization of goodwill totaled $3.0, $4.2 and $4.7 in 2000, 1999 and 1998. Annual amortization expense is impacted by the effect of movements in the exchange rate used to translate amounts from the Company's foreign subsidiaries.

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

    Revenue Recognition:  Substantially all sales of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers except as follows: Certain sales of trucks through dealers in Europe include a guarantee of resale value to the customer. Revenues related to these sales are recognized over the guarantee period. The liability associated with the resale value guarantees is included in "Other, including deferred taxes," and amounted to $312.1 and $186, including deferred revenue of $134.6 and $71, at December 31, 2000 and 1999, respectively. The carrying value of the related trucks was $258.5 and $139.2, net of accumulated depreciation, respectively, at December 31, 2000 and 1999 and is included in "Equipment on lease, goodwill and other."

    Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest and other income. For operating leases, income is recognized on a straight-line basis over the lease term. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 90 days past due). Recognition is resumed if the receivable becomes contractually current and the collection of amounts are again considered probable.

    Estimated Credit Losses:  The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).

    Derivative Financial Instruments:  The Company does not engage in derivatives trading, market-making or other speculative activities. The Company enters into agreements to manage certain exposures to fluctuations in interest rates and foreign currency exchange rates. It uses interest-rate contracts to match the interest-rate characteristics of the Company's finance receivables with the borrowings used to fund those receivables. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense.

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

    Research and Development:  Research and development costs are expensed as incurred. Amounts charged against income were $102 in 2000, $125 in 1999 and $119 in 1998.

    New Accounting Standards:  In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 137, Accounting for Derivative and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. PACCAR will adopt SFAS 133 in the first quarter of 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Adoption of these new accounting standards will result in cumulative after-tax reductions in other comprehensive income of approximately $14.4 in the first quarter of 2001. The impact on net income will be immaterial. The adoption will also impact assets and liabilities recorded on the balance sheet.

    Reclassifications:  Certain prior-year amounts have been reclassified to conform to the 2000 presentation.

B.  INVENTORIES

	2000	1999
Inventories at cost:
Finished products	$202.0	$203.4
Work in process and raw materials	225.0	305.8

	427.0	509.2
Less LIFO reserve	(123.9)	(124.7)

	$303.1	$384.5

    Inventories valued using the LIFO method comprised 43% and 51% of consolidated inventories before deducting the LIFO reserve at December 31, 2000 and 1999, respectively.

C.  INVESTMENTS IN MARKETABLE SECURITIES

    All investments in securities were classified as available-for-sale at December 31, 2000 and 1999.

    Marketable debt securities at December 31, 2000, were as follows:

	Amortized Cost	Fair Value
U.S. government securities	$55.4	$55.7
Tax-exempt securities	341.7	348.8
Other debt securities	481.6	481.7

	$878.7	$886.2

    Marketable debt securities at December 31, 1999, were as follows:

	Amortized Cost	Fair Value
U.S. government securities	$55.1	$54.4
Tax-exempt securities	481.3	477.2
Other debt securities	456.6	458.1

	$993.0	$989.7

    Fair value of investments in marketable debt securities was as follows:

	2000	1999
Truck and Other:
Cash equivalents	$485.9	$453.5
Marketable securities	394.7	530.7
Financial Services:
Cash equivalents	5.6	5.5

	$886.2	$989.7

    The contractual maturities of debt securities at December 31, 2000, were as follows:

	Amortized Cost	Fair Value
Maturities:
One year or less	$589.2	$590.6
After one to five years	283.7	289.8
After five years	5.8	5.8

	$878.7	$886.2

    The Company's investments in marketable equity securities are included in "Equipment on lease, goodwill and other." Cost and fair value at December 31 were as follows:

	2000	1999
Cost	$15.7	$25.7
Fair value	$3.5	$19.3

    In 2000 and 1999, the difference between cost and fair value of marketable equity securities represented gross unrealized holding losses. Gross realized losses for the year ended December 31, 2000, were $10.0. Other gross realized gains and losses were not significant for the three years ended December 31, 2000.

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000, 1999 and 1998
(currencies in millions)

D.  FINANCE AND OTHER RECEIVABLES

    Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed. Finance and other receivables are as follows:

	2000	1999
Retail notes and contracts	$3,599.8	$3,182.2
Wholesale financing	443.3	447.3
Direct financing leases	1,291.3	1,189.4
Interest and other receivables	38.5	28.9

	5,372.9	4,847.8
Less allowance for losses	(104.6)	(81.3)

	5,268.3	4,766.5
Unearned interest:
Retail notes and contracts	(181.9)	(161.5)
Direct financing leases	(181.9)	(164.8)

	(363.8)	(326.3)

	$4,904.5	$4,440.2

    Annual payments due on retail notes and contracts for the five years beginning January 1, 2001, are $1,403.5, $936.2, $678.1, $399.3, $139.8 and $42.9 thereafter.

    Estimated residual values included with direct financing leases amounted to $79.9 in 2000 and $65.4 in 1999. Annual minimum lease payments due on direct financing leases for the five years beginning January 1, 2001, are $350.2, $310.3, $258.6, $167.2, $85.5 and $40.3 thereafter.

E.  ALLOWANCE FOR LOSSES

    The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	Truck and Other	Financial Services
Balance, January 1, 1998	$18.8	$57.5
Additions:
Provision for losses	5.5	14.0
Resulting from acquisitions	.2
Net losses, including translation	(.3)	(4.4)

Balance, December 31, 1998	24.2	67.1
Provision for losses	17.1	20.7
Net losses, including translation	(5.6)	(6.5)

Balance, December 31, 1999	35.7	81.3
Transfers and other	(11.1)	15.4
Provision for losses	1.2	42.4
Net losses, including translation	(3.0)	(34.5)

Balance, December 31, 2000	$22.8	$104.6

    The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer or geographic region. Generally, financial services receivables are collateralized by financed equipment. In 1999, the provision for Truck and Other was primarily for estimated losses related to a customer in Europe. During 2000, certain finance receivables were transferred to the financial services segment.

F.  EQUIPMENT ON OPERATING LEASES

    Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2000	1999
Transportation equipment	$177.0	$111.2
Less allowance for depreciation	(38.0)	(20.0)

	$139.0	$91.2

    Original terms of operating leases generally average five years, but may range up to 84 months. Annual minimum lease payments due on operating leases for the five years beginning January 1, 2001, are $30.8, $27.4, $20.9, $13.9 and $4.5.

G.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment include the following:

	2000	1999
Land	$82.6	$65.0
Buildings	483.1	488.5
Machinery and equipment	1,029.6	987.1

	1,595.3	1,540.6
Less allowance for depreciation	(712.7)	(665.3)

	$882.6	$875.3

H.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses include the following:

	2000	1999
Truck and Other:
Accounts payable	$496.6	$619.8
Salaries and wages	122.0	134.1
Warranty and self-insurance reserves	223.6	230.9
Other	255.5	274.7

	$1,097.7	$1,259.5

Financial Services:
Accounts payable	$27.9	$15.0
Payable to dealers	35.3	68.3
Other	29.0	31.6

	$92.2	$114.9

I.  BORROWINGS AND CREDIT ARRANGEMENTS

	Effective Rate	2000	1999
Truck and Other:
Current portion of long-term debt		$37.9	$43.0
Commercial paper	5.8%	31.2	27.1

		$69.1	$70.1

Long-term debt:
Fixed rate debt	4.9%	$63.1	$103.6
Floating rate debt	5.1%	44.9	59.9
Commercial paper	5.7%	39.2	47.5
Noninterest bearing notes		15.4	14.2

		162.6	225.2
Less current portion		(37.9)	(43.0)

		$124.7	$182.2

    Interest expense on external borrowings amounted to $12.1, $14.4 and $13.0 for 2000, 1999, and 1998, respectively.

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000, 1999 and 1998
(currencies in millions)

    The interest rate on the floating rate debt is based on the Amsterdam Interbank Offered Rate. Commercial paper classified as long-term debt is based on management's ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the five years beginning January 1, 2001, are $37.9, $82.2, $7.4, $6.5 and $6.5.

	Effective Rate	2000	1999
Financial Services:
Commercial paper	6.4%	$2,189.3	$1,830.3
Bank loans	7.7%	84.4	283.1

		$2,273.7	$2,113.4

Term debt:
Fixed rate	6.5%	$729.5	$1,151.4
Floating rate	6.8%	800.7	140.9

		1,530.2	1,292.3

		$3,803.9	$3,405.7

    The effective rate is the weighted average rate as of December 31, 2000, and includes the effects of interest-rate agreements.

    Annual maturities of term debt for the four years beginning January 1, 2001, are $477.7, $833.0, $213.8, $5.5 and $.2 thereafter.

Consolidated:

    Interest paid on consolidated borrowings was $245.3, $182.1 and $188.0 in 2000, 1999 and 1998.

    The weighted average interest rate on consolidated commercial paper and bank loans was 6.47%, 5.99% and 5.34% at December 31, 2000, 1999 and 1998.

    The Company has line of credit arrangements of $2,085.7, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,966.9 at December 31, 2000, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 2000, there was $1,900 of medium-term debt available for issuance under an outstanding shelf registration.

J.  INCOME TAXES

	2000	1999	1998
Income Before Income Taxes:
Domestic	$357.1	$690.3	$385.3
Foreign	308.0	232.9	267.8

	$665.1	$923.2	$653.1

Provision for Income Taxes:
Current provision:
Federal	$78.4	$229.3	$130.1
Foreign	112.2	87.6	92.3
State	13.2	28.9	17.4

	203.8	345.8	239.8
Deferred provision (benefit):
Federal and state	36.7	3.9	(2.1)
Foreign	(17.2)	(10.1)	(1.4)

	19.5	(6.2)	(3.5)

	$223.3	$339.6	$236.3

Reconciliation of Statutory U.S. Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$233.4	$323.1	$228.6
Effect of:
State income taxes	10.5	19.6	11.6
NOL reserve adjustment	(12.4)	(2.7)
Other	(8.2)	(.4)	(3.9)

	$223.3	$339.6	$236.3

At December 31:	2000	1999
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$160.9	$133.9
Allowance for losses on receivables	37.3	36.3
Net operating loss carryforwards	86.2	105.2
Other	27.4	46.9

	311.8	322.3
Valuation reserve	(71.4)	(102.5)

	240.4	219.8
Liabilities:
Asset capitalization and depreciation	(58.8)	(49.6)
Financing and leasing activities	(195.3)	(169.0)
Other	(49.5)	(53.5)

	(303.6)	(272.1)

Net deferred tax liability	$(63.2)	$(52.3)

Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$102.4	$118.0
Equipment on lease, goodwill and other	35.0	10.0
Other, including deferred taxes	(15.6)	(33.4)
Financial Services:
Deferred income taxes and other	(185.0)	(146.9)

Net deferred tax liability	$(63.2)	$(52.3)

    United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $954.0 at December 31, 2000.

    Leyland Trucks Ltd. unutilized net operating loss carryforwards and valuation reserves (tax effected) were $86.2 and $71.4 at December 31, 2000, and $105.2 and $102.5 at December 31, 1999. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

    Cash paid for income taxes was $251.6, $317.3 and $228.3 in 2000, 1999 and 1998.

K.  LEASES

    The Company leases computer equipment and office space under operating leases. Leases expire at various dates through the year 2009.

    Annual minimum rental payments due under operating leases for the five years beginning January 1, 2001, are $13.2, $7.7, $3.3, $1.6, $1.1 and $2.6 thereafter.

    Total rental expenses under all leases for the three years ended December 31, 2000, were $28.7, $34.6 and $27.5.

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

    At December 31, 2000, PACCAR had standby letters of credit outstanding totaling $28.2, which guarantee various insurance and financing activities.

    PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

M.  RETIREMENT PLANS

    PACCAR has several defined benefit pension plans which cover a majority of its employees.

    The following data relate to all pension plans of the Company except for certain union-negotiated, multi-employer and foreign insured plans.

	2000	1999
Weighted Average Assumptions as of December 31:
Discount rate	7.0%	7.0%
Rate of increase in future compensation levels	4.8%	4.8%
Assumed long-term rate of return on plan assets	8.0%	8.0%

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000, 1999 and 1998
(currencies in millions)

	2000	1999
Change in Benefit Obligation:
Benefit obligation at January 1	$519.0	$447.7
Service cost	27.4	24.2
Interest cost	34.7	31.3
Actuarial loss	28.5	22.6
Foreign currency translation	(12.9)	(2.0)
Plan amendments	5.3	11.7
Curtailments	(3.0)
Settlements	(12.8)
Benefits paid	(18.6)	(16.5)

Benefit obligation at December 31	$567.6	$519.0

Change in Plan Assets:
Fair value of plan assets at January 1	$534.4	$479.5
Actual return on plan assets	.2	60.1
Foreign currency translation	(12.9)	(1.7)
Employer contributions	11.1	13.0
Benefits paid	(18.6)	(16.5)
Settlements	(12.8)

Fair value of plan assets at December 31	$501.4	$534.4

Funded Status at December 31:
Funded status	$(66.2)	$15.4
Unrecognized actuarial gain	(12.9)	(73.9)
Unrecognized prior service cost	22.7	20.8
Unrecognized net initial (asset) obligation	2.0	(2.2)

Net liability	$(54.4)	$(39.9)

Details of Net Asset (Liability) Recorded:
Prepaid benefit costs	$6.3	$6.6
Accrued benefit liability	(76.7)	(50.9)
Intangible asset	16.0	4.4

Net liability	$(54.4)	$(39.9)

	2000	1999	1998
Components of Pension Expense:
Service cost	$27.4	$24.2	$18.0
Interest on projected benefit obligation	34.7	31.3	26.7
Expected return on assets	(37.3)	(33.6)	(29.1)
Amortization of prior service costs	2.7	3.0	2.0
Recognized actuarial loss (gain)	.6	(.3)	(.4)
Recognized gain from plan curtailment	(2.4)

Net pension expense	$25.7	$24.6	$17.2

    Pension expense for union-negotiated, multi-employer and foreign insured plans was $12.1, $15.0 and $16.7 in 2000, 1999 and 1998. Pension expense in 2000, 1999 and 1998 included $9.2, $10.3 and $12.3, for a foreign insured plan related to DAF Trucks.

    The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees that reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit.

    The following data relate to unfunded postretirement medical and life insurance plans.

	2000	1999
Change in Benefit Obligation:
Benefit obligation at January 1	$32.7	$29.1
Service cost	1.7	2.1
Interest cost	2.2	2.0
Benefits paid	(.5)	(.5)
Curtailments	(1.9)
Actuarial gains	(.9)

Benefit obligation at December 31	$33.3	$32.7

Unfunded Status at December 31:
Unfunded status	$(33.3)	$(32.7)
Unrecognized actuarial (gain) loss	(2.8)	(1.9)
Unrecognized prior service cost	1.3	2.9
Unrecognized net initial obligation	5.1	5.6

Accrued postretirement benefits	$(29.7)	$(26.1)

	2000	1999	1998
Components of Retiree Expense:
Service cost	$1.7	$2.1	$1.6
Interest cost	2.2	2.0	1.6
Recognized prior service cost	.2	.2
Recognized actuarial (gain) loss			(.1)
Recognized net initial obligation	.5	.5	.5
Curtailment	(.5)

Net retiree expense	$4.1	$4.8	$3.6

    The discount rate and long-term medical inflation rate used for calculating the accumulated plan benefits was 7.0% for both 2000 and 1999.

    Assumed health care cost trends have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$.4	$(.4)
Effect on accumulated postretirement benefit obligation	$3.5	$(3.2)

    The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $15.7, $15.0, and $12.6 in 2000, 1999 and 1998.

N. SALES AND ACQUISITION OF BUSINESSES

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

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000, 1999 and 1998
(currencies in millions)

O.  STOCK COMPENSATION PLANS

    PACCAR uses the intrinsic value-based method to account for stock options granted to employees. Since the Company awards stock options to its employees at an exercise price equal to the market price on the date of grant, no compensation expense is recognized. The effect on net income and net income per share of accounting for stock compensation expense through application of the Black-Scholes option pricing model would have been as follows:

	2000	1999	1998
Pro forma:
Net income	$437.1	$580.0	$414.3
Basic EPS	5.70	7.41	5.31
Diluted EPS	5.67	7.36	5.27

    The following assumptions were used for grants in 2000, 1999 and 1998: expected volatility of 51%, 44%, and 38%; risk-free interest rate of 6.87%, 5.57% and 6.01%; dividend yield of 4.45%, 4.25% and 4.25%, and expected lives of five years.

    Options granted over the three-year period ended December 31, 2000, totaled approximately 590,800, 503,800 and 306,600 for 2000, 1999 and 1998 with per share exercise prices of $41.75, $53.78 and $53.50. The fair value per share of options granted during this period amounted to $16.82, $19.21 and $17.17 for 2000, 1999 and 1998. Options vest at the beginning of the third year after the grant date. The maximum term of options granted is 10 years. The total number of shares authorized for grant under stock options is 5.1 million.

    At December 31, 2000, options representing 2.0 million shares were outstanding with a weighted average exercise price of $41.97, of which 674,100 shares with a weighted average exercise price of $29.60 were exercisable. On January 1, 2001, approximately 260,300 additional shares became exercisable at a price of $53.50. The weighted average remaining contractual life of all outstanding shares is 7.46 years.

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

	2000	1999	1998
Additional shares	460,689	529,727	607,259

P.  DERIVATIVE FINANCIAL INSTRUMENTS

    Interest-Rate Contracts:  The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. These contracts are used to manage exposures to fluctuations in interest rates. At December 31, 2000, the Company had 167 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,105, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company monitors its positions and the credit ratings of its counterparties. Management believes the risk of incurring losses is remote, and that if incurred, such losses would be immaterial.

    Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2001, are $786.0, $714.9, $340.2, $235.1, $22.5 and $6.5 thereafter. The weighted average pay rate of 6.5% approximates the Company's net cost of funds. The weighted average receive rate of 6.6% offsets rates on associated debt obligations.

    Foreign Currency Exchange Contracts:  PACCAR enters into foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within six months. At December 31, 2000 and 1999, PACCAR had net foreign exchange purchase contracts outstanding amounting to $38 and $210 U.S. dollars.

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

    Short- and Long-term Debt:  The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate term debt approximates its fair value. The fair value of the Company's fixed-rate debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

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

    Trade Receivables and Payables:  Carrying amounts approximate fair value and have been excluded from the accompanying table. The carrying amounts and fair values of the Company's financial instruments are as follows:

2000	Carrying Amount	Fair Value
Truck and Other:
Cash and equivalents	$515.0	$515.0
Marketable securities	394.7	394.7
Long-term debt	162.6	154.2
Financial Services:
Cash and equivalents	21.7	21.7
Net receivables	3,783.5	3,714.6
Commercial paper and bank loans	2,273.7	2,273.7
Term debt	1,530.2	1,542.7

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $23.5, and the foreign currency exchange contracts represented an additional asset of $.4 if recorded at fair value at December 31, 2000.

1999	Carrying Amount	Fair Value
Truck and Other:
Cash and equivalents	$511.5	$511.5
Marketable securities	530.7	530.7
Long-term debt	225.2	218.9
Financial Services:
Cash and equivalents	16.9	16.9
Net receivables	3,442.5	3,391.3
Commercial paper and bank loans	2,113.4	2,113.4
Term debt	1,292.3	1,279.5

    The Company's off-balance-sheet financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional asset of $17.2, and the foreign currency exchange contracts represented an additional liability of $2.0 if recorded at fair value at December 31, 1999.

R.  STOCKHOLDERS' EQUITY

    Other Comprehensive Income:  Changes in unrealized investment holding losses were $.4, net of related tax effects of $.2, for the year ended December 31, 2000. Changes in unrealized investment holding losses were $8.4, net of related tax effects of $5.1, for the year ended December 31, 1999. Reclassification adjustments were not material.

    Changes in unrealized investment holding gains or losses, reclassification adjustments and related tax effects were immaterial for the year ended December 31, 1998.

    Stock Repurchases:  In 1999 and 2000, the Company had announced plans to purchase up to four million shares of its outstanding common stock. For the year ended December 31, 2000, 2.4 million shares had been purchased at a total cost of $105.8. All shares were purchased at prevailing market prices.

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

    Net foreign currency translations and transactions decreased net income by $1.9 in 2000, decreased net income by $5.9 in 1999, and increased net income by $3.1 in 1998.

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

    Sales between reportable segments were insignificant. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $19.8, $11.9 and $5.0 for 2000, 1999 and 1998. Geographic revenues from external customers are presented based on the country of the customer.

    PACCAR evaluates the performance of its Truck segment based on operating profits which excludes investment income, other income and expense and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes.

Business Segment Data	2000	1999	1998
Revenues:
Net sales
Truck	$7,378.0	$8,412.9	$7,277.5
All other	59.0	235.3	300.2

	7,437.0	8,648.2	7,577.7
Financial Services revenues	482.4	372.8	317.1

	$7,919.4	$9,021.0	$7,894.8

Income before taxes:
Truck	$506.3	$759.5	$536.0
All other	47.5	14.7	21.6

	553.8	774.2	557.6
Financial Services	76.4	77.8	62.2
Gain on sale of subsidiary		33.2
Investment income	34.9	38.0	33.3

	$665.1	$923.2	$653.1

Depreciation and amortization:
Truck	$114.8	$107.2	$91.7
Financial Services	27.2	19.2	13.3
Other	13.5	20.5	18.9

	$155.5	$146.9	$123.9

Expenditures for long-lived assets:
Truck	$105.0	$226.0	$142.9
Financial Services	78.2	53.1	35.9
Other	36.9	27.3	44.0

	$220.1	$306.4	$222.8

Segment assets:
Truck	$2,153.2	$2,158.3	$2,104.1
Other	93.8	150.0	240.4
Cash and marketable securities	909.7	1,042.2	815.1

	3,156.7	3,350.5	3,159.6
Financial Services	5,114.2	4,582.5	3,635.2

	$8,270.9	$7,933.0	$6,794.8

PACCAR INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000, 1999 and 1998
(currencies in millions)

Geographic Area Data	2000	1999	1998
Revenues:
United States	$4,489.4	$5,719.8	$4,466.2
Europe	2,153.9	2,137.5	2,367.0
Other	1,276.1	1,163.7	1,061.6

	$7,919.4	$9,021.0	$7,894.8

Long-lived assets:
Property, plant and equipment, net
United States	$421.3	$397.9	$420.4
The Netherlands	185.6	179.7	178.5
Canada	88.0	94.8	19.3
Other	187.7	202.9	209.5

	$882.6	$875.3	$827.7

Goodwill and other, net
The Netherlands	$86.0	$95.2	$114.8
United States			11.3
Other	1.0	1.2	3.5

	$87.0	$96.4	$129.6

Equipment on lease, net
United Kingdom	$133.0	$59.0	$7.4
Mexico	59.5	29.4	13.2
France	57.8	36.7	22.7
United States	56.3	42.1	43.5
Other	90.9	63.2	38.3

	$397.5	$230.4	$125.1

PACCAR INC AND SUBSIDIARIES

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     Board of Directors and Stockholders
PACCAR Inc

    We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington
February 19, 2001

PACCAR INC AND SUBSIDIARIES

SELECTED FINANCIAL DATA

	2000	1999	1998	1997	1996
	(millions except per share data)
Truck and Other Net Sales	$7,437.0	$8,648.2	$7,577.7	$6,479.4	$4,334.4
Financial Services Revenue	482.4	372.8	317.1	284.3	267.9

Total Revenues	7,919.4	9,021.0	7,894.8	6,763.7	4,602.3
Net Income	441.8	583.6	416.8	344.6	201.0
Net Income Per Share:
Basic	5.76	7.46	5.34	4.43	2.59
Diluted	5.73	7.41	5.30	4.41	2.59
Cash Dividends Declared	2.20	2.40	2.20	2.075	1.25
Total Assets:
Truck and Other	3,156.7	3,350.5	3,159.6	2,605.5	2,477.1
Financial Services	5,114.2	4,582.5	3,635.2	2,993.9	2,821.7
Truck and Other Long-Term Debt	124.7	182.2	204.3	236.6	32.9
Financial Services Debt	3,803.9	3,405.7	2,724.7	2,184.4	2,094.0
Stockholders' Equity	$2,249.1	$2,110.6	$1,764.2	$1,497.8	$1,358.0

All per share amounts have been restated to give effect to a two-for-one stock split declared in 1997.

In 1999 and 1997, net income included $17.5 and $35, respectively, for after-tax gains on sale of subsidiaries.

PACCAR INC AND SUBSIDIARIES

QUARTERLY RESULTS (UNAUDITED)

	Quarter
2000	First	Second	Third	Fourth
	(millions except per share data)
Net Sales	$2,222.8	$2,023.4	$1,647.0	$1,543.8
Truck and Other Gross Profit (Before SG&A and Interest)	324.5	265.2	184.9	165.1
Financial Services Gross Profit (Before SG&A)	42.0	43.3	46.7	46.7
Net Income	154.9	131.1	93.1	62.7
Net Income Per Share:
Basic	$1.99	$1.72	$1.22	$.82
Diluted(1)	1.98	1.71	1.21	.82
1999
Net Sales	$2,068.6	$2,181.2	$2,174.8	$2,223.6
Truck and Other Gross Profit (Before SG&A and Interest)	312.8	338.6	351.1	363.3
Financial Services Gross Profit (Before SG&A)	37.0	37.7	40.2	43.8
Net Income	119.5	139.5	144.7	179.9
Net Income Per Share:
Basic	$1.53	$1.78	$1.85	$2.30
Diluted(1)	1.52	1.77	1.83	2.28

Fourth quarter 1999 net income includes a $17.5 after-tax gain on sale of subsidiary.

(1)
The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

COMMON STOCK MARKET PRICES AND DIVIDENDS

    Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. There were 2,647 record holders of the common stock at December 31, 2000.

		Stock Price						Stock Price
	Cash Dividends Declared						Cash Dividends Declared
2000 Quarter		High		Low		1999 Quarter		High		Low
First	$.30	$50		$39	3/4	First	$.20	$47	1/8	$39	1/2
Second	.30	54	1/4	39	1/2	Second	.20	63		40
Third	.30	45	3/4	36	1/2	Third	.20	60	1/4	47
Fourth	.30	51	13/16	36	1/4	Fourth	.20	51	7/16	39	13/16
Year-End Extra	1.00					Year-End Extra	1.60

    The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

PACCAR INC AND SUBSIDIARIES

MARKET RISKS AND DERIVATIVE INSTRUMENTS
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

Interest Rate Risks

    See Note P for a description of the Company's exposure to interest rate risks.

    The following is a sensitivity analysis for the Company's derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments' fair values which would result from a 100 basis point increase of the current market rates at December 31, 2000 and 1999.

	Fair Value Gains (Losses)
	2000	1999
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(6.1)	$(9.5)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	2.2	3.1
Interest rate swaps related to commercial paper classified as long-term debt	.9	1.2
FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	(37.0)	(33.1)
Liabilities
Debt	6.8	12.9
Interest rate swaps related to financial services debt	27.9	18.3

Total	$(5.3)	$(7.1)

Currency Risks

    See Note A for a description of the Company's exposure to currency risks.

    The following foreign exchange forward contracts were held by the Company related to certain currency exposures. Substantially all contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	Average Contractual Rate*	Notional Amount	Fair Value Gains (Losses)
December 31, 2000
Buy Euro/Sell US Dollar	0.879	$9.6	$.5
Buy Euro/Sell British Pound	0.598	20.5	.8
Buy US Dollar/Sell Canadian Dollar	1.532	7.7	(.1)

Total		$37.8	$1.2

December 31, 1999
Buy Euro/Sell British Pound	0.634	$40.5	$(.9)
Buy US Dollar/Sell Canadian Dollar	1.473	169.9	(.9)

Total		$210.4	$(1.8)

*
Currency per United States dollar

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
PACCAR INC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
PACCAR INC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
PACCAR INC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PACCAR INC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
PACCAR INC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
PACCAR INC AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000, 1999 and 1998 (currencies in millions)
PACCAR INC AND SUBSIDIARIES REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
PACCAR INC AND SUBSIDIARIES SELECTED FINANCIAL DATA
PACCAR INC AND SUBSIDIARIES QUARTERLY RESULTS (UNAUDITED)
COMMON STOCK MARKET PRICES AND DIVIDENDS
PACCAR INC AND SUBSIDIARIES MARKET RISKS AND DERIVATIVE INSTRUMENTS (currencies in millions)