Form 10-K405, Exhibit 13
period 2001-12-31
PACCAR INC
filed 2002-03-22
CIK 75362

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2001	2000	1999
Net sales and revenues:
Truck and Other	$5,630.0	$7,440.8	$8,648.2
Financial Services	458.8	479.1	372.8
	$6,088.8	$7,919.9	$9,021.0
Income before taxes:
Truck and Other	$185.0	$553.8	$774.2
Financial Services	35.0	76.4	77.8
Gain on sale of subsidiary			33.2
Investment income	35.3	34.9	38.0
Income taxes	(81.7)	(223.3)	(339.6)
Net income	$173.6	$441.8	$583.6
Diluted earnings per share	$2.26	$5.73	$7.41

Overview:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A portion of the Company’s revenues and income is also derived from the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

Heavy-duty truck retail sales in the U.S. and Canada were 34% lower than in 2000 as a result of the difficult market conditions for truck operators. As the general economy entered a recession, freight tonnage continued its decline which began in the second half of 2000. Although fuel prices were lower toward the end of 2001, for most of the year they were at high levels. In addition, insurance premiums for truck operators increased significantly. Another key factor depressing new truck sales was an excessive number of used trucks in the market.

In Europe, PACCAR’s other major market, truck unit sales increased approximately 4% despite economic weakening in some European markets. The sales improvement resulted in an increase in heavy-duty market share for PACCAR’s DAF truck brand from 10% to over 11%.

PACCAR’s net income in 2001 was $173.6 million, or $2.26 per diluted share, on revenues of $6.1 billion. This compares to 2000 net income of $441.8 million, or $5.73 per diluted share, on revenues of $7.9 billion. Revenues and net income declined in 2001 due to lower truck sales and margins in the U.S. and Canada.

Profits in PACCAR’s European operations were comparable to 2000. Higher sales and lower operating expenses were offset by the effects of lower sales prices associated with competitive pricing pressures and lower margin sales to large fleet customers.

The Company continued to achieve cost reductions throughout the year. Selling, general and administrative expenses (SG&A) were reduced to $375.9 million in 2001 from $395.6 million in 2000. As a percent of sales, SG&A increased to 6.7% in 2001 versus 5.3% in 2000 due to lower sales volume.

Financial Services revenues decreased 4% to $458.8 million from 2000 due to lower earning asset balances and reduced interest rates. Financial Services income before taxes declined to $35.0 million compared to $76.4 million in 2000 due to higher credit losses in the U.S. finance subsidiary as truck fleets experienced record bankruptcies during the year.

Investment income in 2001 of $35.3 million was comparable to the prior year as lower interest rates in 2001 dampened income by an amount similar to the $10.0 million pretax write-off in 2000 of PACCAR’s investment in an e-commerce company.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 92% of revenues in 2001 and 93% of revenues in 2000 and 1999. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2001	2000	1999
Truck net sales and revenues	$5,573.6	$7,382.4	$8,412.9
Truck income before taxes	$189.1	$512.8	$759.5

2001 Compared to 2000:

PACCAR’s worldwide truck sales and revenues declined 25% to $5.6 billion in 2001 due to lower sales volume in North America. Worldwide truck deliveries decreased 23% to 78,700 units. Sales in the strong European truck market were up slightly compared to 2000. Despite the lower worldwide sales, PACCAR maintained its leadership position as one of the largest producers of medium- and heavy-duty trucks in the world.

Truck income before taxes was $189.1 million, 63% lower than the $512.8 million earned in 2000. Truck gross margins declined due to competitive pricing pressures and the impact of lower production volumes in the U.S. and Canada.

Registrations of new heavy-duty trucks in the U.S. and Canada were 178,000 in 2001, a 32% decline from the 2000 level of 260,000, the second highest in history. PACCAR’s heavy-duty truck unit sales decreased approximately 45% from 2000 levels and market share declined to 19.5% from 21% in 2000. PACCAR’s 2001 market share in the U.S. and Canada was affected by competitors’ actions to reduce their excess new truck inventories. Although a relatively small portion of sales in 2001, PACCAR’s medium-duty truck continued its share growth in the U.S. and Canada.

The European heavy-duty truck market decreased 3% in 2001 to 245,000 units. DAF, with a renewed product line as a result of the introduction of the new CF model, increased its share of the European heavy-duty market in 2001 to over 11%. Market share also improved slightly to 7.7% in the light truck market with the introduction of a new LF model which earned the 2002 International Truck of the Year award. Sales in Europe represented approximately 37% of PACCAR’s total truck sales revenue in 2001 as compared to 29% in 2000.

PACCAR also has a significant market presence in Mexico and Australia. The sales and profits from these countries combined were lower by 19% and 27%, respectively, in 2001 compared to 2000. In 2001, these markets represented approximately 10% of sales and 17% of profits compared to less than 10% of the truck segment sales and profits in 2000.

Sales of trucks to export customers in South America, Africa and Asia continued to be impacted by weak economic conditions. Export sales and profits in 2001 were comparable to 2000 and represent a minor portion of PACCAR’s overall results.

Despite the weak U.S. and Canada truck market, the Company’s worldwide aftermarket parts revenues in 2001 increased slightly compared to 2000. Parts operations in North America and Europe benefited from growth in the number of trucks in service as well as customer service initiatives and marketing programs designed to promote parts sales.

Reflecting the difficult conditions in the medium-and heavy-duty truck markets in 2001 and the completion of some significant product development programs in 2000, a lower level of spending was devoted to product development, business process improvements and systems enhancements. Research and development expense in 2001 amounted to $74.0 million, a 28% decrease from 2000.

2000 Compared to 1999:

PACCAR’s worldwide truck sales declined 12% to $7.4 billion in 2000 due to lower sales volume and the impact of the decline in the euro in relation to the U.S. dollar. Truck income before taxes was $512.8 million, a 32% decrease from the $759.5 million earned in 1999.

Truck gross margins declined in 2000 from 1999 as the weaker market conditions led to lower production rates and competitive pricing pressure in the U.S. and Canada, partially offset by aggressive cost reduction programs.

In the U.S. and Canada, registrations of new heavy-duty trucks were 260,000 in 2000, a 7% decline from the 1999 record level of 280,000. PACCAR’s market share was 21%, a slight increase from 1999.

The European heavy-duty truck market increased 4% in 2000 to 252,000 units. DAF also slightly increased its share of the European heavy-duty market in 2000 to just under 10%. Despite the increase in truck deliveries, truck sales revenue in 2000 was comparable to 1999 levels due to the decline in the value of the euro relative to the dollar. Sales in Europe represented approximately 29% of PACCAR’s total truck sales revenue in 2000 compared to 25% in 1999.

PACCAR continued its growth in the medium-duty truck market, increasing market share a full percent in the U.S. and Canada as well as in Western Europe in 2000.

The Company’s worldwide aftermarket parts revenues in 2000 were comparable to 1999. The positive effect of higher parts volume in Europe was offset by the weaker euro.

Research and development expense in 2000 amounted to $102.5 million, an 18% decrease from 1999.

Truck Outlook

In North America, market forecasts for 2002 indicate that sales of medium- and heavy-duty trucks will remain near the levels of 2001. Economic conditions and the excess used truck inventory situation will need to improve before the demand for new trucks increases appreciably. On October 1, 2002, new engine emission requirements will increase the cost and reduce the fuel efficiency of heavy-duty engines. As a result, there may be higher sales in the second and third quarter of 2002 if truck operators attempt to reduce the impact of the transition to the new emission standards by pulling truck purchases forward.

In Europe, the heavy-duty truck market is expected to decline by 15% to 25% and the light truck market is expected to decline by 10% due to slower economic growth in the eurozone.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products.

PACCAR has a 49% equity ownership in DAF Financial Services in Europe, which provides finance and leasing products to DAF customers in Europe. In 2001, the Company began to phase out this joint venture concurrent with the start-up of financial operations of its wholly owned subsidiary PACCAR Financial Europe.

The finance company joint venture ceased writing new business and had assets of $715 million at December 31, 2001. The $32 million investment in this joint venture is recorded under the equity method and is included in Financial Services other assets.

	2001	2000	1999
Financial Services:
Average earning assets	$4,725.0	$4,878.3	$3,999.7
Revenues	$458.8	$479.1	$372.8
Income before taxes	$35.0	$76.4	$77.8

2001 Compared to 2000:

Financial Services revenues declined 4% to $458.8 million due to lower earning assets and lower interest rates. Average earning assets decreased 3% due to lower new loan volume in the U.S. and Canadian markets, partially offset by increased new loan volume in the European market. PACCAR Financial Europe commenced operations in the middle of 2001, resulting in growth in the European earning asset base.

Income before taxes declined 54% to $35.0 million from $76.4 million in 2000.  Although finance margins increased slightly in 2001, the improvement was more than offset by higher operating expenses associated with the start-up of the finance company in Europe and, more significantly, by sharply higher credit losses in the United States. Credit losses were $86.4 million in 2001 compared to $34.5 million in 2000. The U.S. finance company experienced increased levels of past dues and repossessions as well as a higher loss per repossession.

2000 Compared to 1999:

Financial Services income before taxes of $76.4 million was 2% lower than in 1999. Revenues increased 29% to $479.1 million in 2000 due to portfolio growth in foreign and domestic finance operations and higher interest rates. Average earning assets increased 22% to $4.9 billion in 2000 due to high lending volume in 1999 and the first half of 2000. The increase in revenues was offset by higher interest costs and higher credit losses, primarily in the U.S. finance company.

Financial Services Outlook

The U.S. finance company, representing approximately 65% of Financial Services’ earning assets, is expected to continue to experience significant credit losses. Even though fuel costs have abated recently, weakness in truck freight volume and higher insurance costs have continued to put pressure on the profit margins of truck operators. In the U.S., a record number of trucking companies have filed bankruptcy and many other trucking companies are financially weak. In view of these conditions, the Company’s management has adjusted credit policies to reflect the more difficult market. Truck production in 2002 is expected to continue at levels similar to 2001, which will likely result in earning assets declining in the U.S.

PACCAR Financial Europe will have its first full year of operation in 2002. Even though truck production in Europe is expected to decline from 2001 levels, PACCAR Financial Europe’s asset base is expected to grow during the year.

Other Businesses

Included in Truck and Other is the Company’s winch manufacturing business and, prior to its sale in October 1999, a retail auto parts operation. Sales from these other businesses together represent less than 3% of net sales for 2001, 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES:

	2001	2000	1999
Cash and cash equivalents	$655.2	$536.7	$528.4
Marketable securities	406.9	394.7	530.7
	$1,062.1	$931.4	$1,059.1

The Company’s cash and marketable securities totaled $1,062.1 million at December 31, 2001, $130.7 million more than 2000. Cash inflows from operations of $626 million were partially offset by dividends, capital expenditures, acquisitions of equipment under operating leases, debt repayment and cash utilized for the Financial Services operations.

In 2000, the Company repurchased 2.4 million shares of its common stock for $105.8 million. There were no share repurchases in 2001.

In July 2001, the Company completed a $1.9 billion multi-year bank facility to provide liquidity to its commercial paper program. The Company’s strong liquidity position and investment grade credit rating continue to provide financial stability and ready access to capital markets at competitive interest rates.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper was $141.9 million as of December 31, 2001, and consists of fixed and floating rate debt representing euro-denominated borrowings from the 1996 DAF acquisition and Canadian dollar financing for the construction of the Company’s truck assembly facility in Quebec in 1999.

Expenditures for property, plant and equipment in 2001 totaled $81 million as compared to $142 million in 2000. The 2000 amount included $60 million of investments in manufacturing facilities and tooling for new products for DAF in Europe. Over the last five years, the Company’s worldwide capital spending, excluding the Financial Services segment, totaled $770 million.

Spending for capital investments in 2002, including new product development, is expected to be comparable with 2001 levels. Despite the near-term weakness in the U.S. and Canadian truck market, PACCAR expects to continue to make investments in state-of-the-art technology systems to improve product design, achieve efficiencies in business processes, enhance the European distribution network, as well as develop new manufacturing tooling to support product development plans.

Financial Services

The net loan and lease portfolios of the Financial Services companies continue to be funded primarily with external borrowings as well as funds generated from collections on loans and leases. An additional source of funds includes capital contributions and intercompany loans.

The primary sources of external borrowings are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. In 2000, PACCAR Financial Corp. (PFC) filed a shelf registration under which $2.5 billion of medium-term notes could be issued as needed. At the end of 2001, $1.5 billion of this registration was still available for issuance.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company’s senior management, who receive periodic reports on the contracts outstanding.

PACCAR believes its Financial Services companies will be able to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2001:

	Maturity
	Less than One Year	More than One Year	Total
Borrowings	$2,869.6	$698.5	$3,568.1
Operating leases	17.0	22.7	39.7
Other obligations	31.4	71.9	103.3
Total	$2,918.0	$793.1	$3,711.1

As described in Note J of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Other obligations include the Company’s contractual commitment to acquire future production inventory.

The following summarizes the Company’s other commitments at December 31, 2001:

	Commitment Expiration
	Less than One Year	More than One Year	Total
Letters of credit	$23.8	$1.3	$25.1
Loan guarantees		18.0	18.0
Loan and lease commitments	116.8		116.8
Equipment acquisition commitments		22.6	22.6
Residual value guarantees	34.9	205.2	240.1
Total	$175.5	$247.1	$422.6

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments represent commitments to fund new retail loan and lease contracts in the U.S. finance company. Equipment acquisition commitments require the Company under specified circumstances to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire equipment at a guaranteed value if the customer elects to return the equipment at a specified date in the future.

EURO CONVERSION:

PACCAR’s subsidiary, DAF Trucks N.V., located in the Netherlands, completed the process in 2001 of converting its business systems to be euro-compliant. DAF worked with its suppliers, dealers and customers to ensure they were prepared for full euro conversion. DAF is not aware of any major potential disruption to normal business activities. The cost of converting to the euro was not significant to PACCAR. The increased price transparency as a result of the euro has not had a significant impact on overall pricing, as DAF is a custom truck manufacturer and each truck is built to customer specification. While the long-term impact on PACCAR’s financial condition and results of operations is expected to be minimal, the ultimate impact is dependent on future events, including market conditions.

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

Expenditures related to environmental activities were just under $3 million in 2001, which was comparable to spending in 2000 and 1999.

The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA and other state-level agencies both in cleanup studies and the determination of remedial action, as well as actual remediation procedures.

The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $25 million and $45 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

In prior years, the Company was successful in recovering a portion of its environmental remediation costs from insurers, but does not believe future recoveries from insurance carriers will be significant.

While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company’s consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

The Securities and Exchange Commission of the United States has recently issued Financial Reporting Release No. 60 (FR60). FR60 requires registrants to provide additional disclosure of accounting policies in which estimates are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. Accounting policies deemed to meet these criteria are discussed below.

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company’s estimate, a gain or loss will result. The Company believes its residual setting policies are appropriate, however, future market conditions, changes in government regulations and other factors outside the Company’s control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

The establishment of credit loss reserves on financial services receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to, global and local economic, political and industry conditions; competitive pressures; price changes impacting manufacturing and operating costs; insufficient or under-utilization of manufacturing capacity; and legislation and governmental regulation.

C O N S O L I D A T E D   S T A T E M E N T S   O F   I N C O M E

Year Ended December 31	2001	2000	1999
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$5,630.0	$7,440.8	$8,648.2

Cost of sales and revenues	5,072.6	6,500.8	7,282.4
Selling, general and administrative	375.9	395.6	582.5
Interest and other, net	(3.5)	(9.4)	9.1
	5,445.0	6,887.0	7,874.0
Truck and Other Income Before Income Taxes	185.0	553.8	774.2

FINANCIAL SERVICES:
Revenues	458.8	479.1	372.8

Interest and other	275.3	300.4	219.9
Selling, general and administrative	62.0	59.9	54.4
Provision for losses on receivables	86.5	42.4	20.7
	423.8	402.7	295.0
Financial Services Income Before Income Taxes	35.0	76.4	77.8

Gain on sale of subsidiary			33.2
Investment income	35.3	34.9	38.0
Total Income Before Income Taxes	255.3	665.1	923.2
Income taxes	81.7	223.3	339.6
Net Income	$173.6	$441.8	$583.6

Net Income Per Share

Basic	$2.27	$5.76	$7.46
Diluted	$2.26	$5.73	$7.41

Weighted average number of common shares outstanding	76.5	76.7	78.2

See notes to consolidated financial statements.

C O N S O L I D A T E D   B A L A N C E   S H E E T S

A S S E T S
December 31	2001	2000
	(millions of dollars)
TRUCK AND OTHER:

Current Assets
Cash and cash equivalents	$616.2	$515.0
Trade and other receivables, net of allowance for losses (2001 — $21.7 and 2000 — $22.8)	396.3	530.8
Marketable debt securities	406.9	394.7
Inventories	267.8	303.1
Deferred taxes and other current assets	146.9	117.7
Total Truck and Other Current Assets	1,834.1	1,861.3

Equipment on lease, goodwill and other	492.5	412.8
Property, plant and equipment, net	828.8	882.6
Total Truck and Other Assets	3,155.4	3,156.7

FINANCIAL SERVICES:

Cash and cash equivalents	39.0	21.7
Finance and other receivables, net of allowance for losses (2001 — $104.7 and 2000 — $104.6)	4,439.9	4,904.5
Equipment on operating leases, net	187.5	139.0
Other assets	92.1	49.0
Total Financial Services Assets	4,758.5	5,114.2
	$7,913.9	$8,270.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
December 31	2001	2000
	(millions of dollars)
TRUCK AND OTHER:

Current Liabilities
Accounts payable and accrued expenses	$1,013.2	$1,097.7
Current portion of long-term debt	101.2	69.1
Dividend payable	19.2	76.4
Total Truck and Other Current Liabilities	1,133.6	1,243.2
Long-term debt	40.7	124.7
Deferred revenues, taxes and other liabilities	696.3	537.2
Total Truck and Other Liabilities	1,870.6	1,905.1

FINANCIAL SERVICES:

Accounts payable, accrued expenses and other	97.2	92.2
Commercial paper and bank loans	1,919.5	2,273.7
Term debt	1,506.7	1,530.2
Deferred taxes and other liabilities	267.3	220.6
Total Financial Services Liabilities	3,790.7	4,116.7

STOCKHOLDERS’ EQUITY

Preferred stock, no par value — authorized 1.0 million shares, none issued
Common stock, $1 par value — authorized 200.0 million shares, 79.2 million shares issued (including 2.4 million treasury shares)	79.2	78.8
Additional paid-in capital	658.1	643.0
Retained earnings	1,916.5	1,854.1
Less treasury shares — at cost	(105.8)	(105.8)
Accumulated other comprehensive loss	(295.4)	(221.0)
Total Stockholders’ Equity	2,252.6	2,249.1
	$7,913.9	$8,270.9

See notes to consolidated financial statements.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

Year Ended December 31	2001	2000	1999
	(millions of dollars)
OPERATING ACTIVITIES:

Net income	$173.6	$441.8	$583.6
Items included in net income not affecting cash:
Depreciation and amortization	179.9	155.5	146.9
Provision for losses on financial services receivables	86.5	42.4	20.7
(Gain) Loss on sale of property, plant and equipment	.6	(7.4)	.1
Deferred tax asset valuation allowance adjustment		(12.4)	(2.7)
Gain on sale of subsidiary			(33.2)
Other	40.4	48.9	(5.5)
Change in operating assets and liabilities:
(Increase) Decrease in assets other than cash and equivalents:
Receivables	78.6	(20.4)	(7.5)
Inventories	23.8	65.9	7.5
Other	(12.8)	(26.1)	(1.7)
Increase (Decrease) in liabilities:
Accounts payable and accrued expenses	(45.7)	(110.4)	83.4
Deferred revenues	104.2	135.1	110.6
Other	(3.4)	(45.5)	53.1
Net Cash Provided by Operating Activities	625.7	667.4	955.3

INVESTING ACTIVITIES:

Finance receivables originated	(1,560.1)	(2,256.5)	(2,395.7)
Collections on finance receivables	1,897.9	1,729.5	1,711.3
Net decrease (increase) in wholesale receivables	45.5	.6	(259.4)
Marketable securities purchases	(636.8)	(268.6)	(907.4)
Marketable securities sales and maturities	628.6	408.5	773.3
Proceeds from sale of subsidiary			143.2
Acquisition of property, plant and equipment	(83.9)	(142.9)	(256.0)
Acquisition of equipment for operating leases	(225.4)	(225.0)	(150.1)
Proceeds from asset disposals	18.8	36.1	25.6
Other	(9.5)	(7.1)	(32.7)
Net Cash Provided by (Used in) Investing Activities	75.1	(725.4)	(1,347.9)

FINANCING ACTIVITIES:

Cash dividends paid	(168.4)	(217.5)	(188.1)
Purchase of treasury shares		(105.8)
Stock option transactions	12.0	13.0	4.7
Net (decrease) increase in commercial paper and bank loans	(337.7)	198.4	512.0
Proceeds from long-term debt	458.8	819.0	679.1
Payments on long-term debt	(517.2)	(629.0)	(481.2)
Net Cash (Used in) Provided by Financing Activities	(552.5)	78.1	526.5
Effect of exchange rate changes on cash	(29.8)	(11.8)	(37.9)
Net Increase in Cash and Cash Equivalents	118.5	8.3	96.0
Cash and cash equivalents at beginning of year	536.7	528.4	432.4
Cash and cash equivalents at end of year	$655.2	$536.7	$528.4

See notes to consolidated financial statements.

C O N S O L I D A T E D   S T A T E M E N T S   O F   S T O C K H O L D E R S '   E Q U I T Y

December 31	2001	2000	1999
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:

Balance at beginning of year	$78.8	$78.3	$78.1
Stock options exercised	.4	.3	.2
Other stock compensation		.2
Balance at end of year	79.2	78.8	78.3

ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year	643.0	626.9	620.2
Stock options exercised and tax benefit	14.8	11.7	6.6
Other stock compensation	.3	4.4	.1
Balance at end of year	658.1	643.0	626.9

RETAINED EARNINGS:

Balance at beginning of year	1,854.1	1,580.9	1,185.7
Net income	173.6	441.8	583.6
Cash dividends declared on common stock, per share: 2001—$1.45; 2000—$2.20; 1999—$2.40	(111.2)	(168.6)	(188.4)
Balance at end of year	1,916.5	1,854.1	1,580.9

TREASURY STOCK—AT COST:

Balance at beginning of year	(105.8)
Purchases		(105.8)
Balance at end of year	(105.8)	(105.8)

ACCUMULATED OTHER COMPREHENSIVE LOSS:
NET UNREALIZED INVESTMENT GAINS (LOSSES):

Balance at beginning of year	$(6.8)	$(6.4)	$2.0
Net unrealized gains (losses)	4.4	(.4)	(8.4)
Balance at end of year	(2.4)	(6.8)	(6.4)

MINIMUM PENSION LIABILITY:
Balance at beginning of year
Increase in minimum pension liability	(8.8)
Balance at end of year	(8.8)

ACCUMULATED UNREALIZED NET LOSS ON DERIVATIVE CONTRACTS:
Balance at beginning of year
Net unrealized losses	(37.3)
Balance at end of year	(37.3)

CURRENCY TRANSLATION:
Balance at beginning of year	(214.2)	(169.1)	(121.8)
Translation losses	(32.7)	(45.1)	(47.3)
Balance at end of year	(246.9)	(214.2)	(169.1)
Total accumulated other comprehensive loss	$(295.4)	$(221.0)	$(175.5)
Total Stockholders’ Equity	$2,252.6	$2,249.1	$2,110.6

See notes to consolidated financial statements.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C O M P R E H E N S I V E   I N C O M E

December 31	2001	2000	1999
	(millions of dollars)
Net income	$173.6	$441.8	$583.6
Other comprehensive income (loss), net of tax:
Minimum pension liability increase	(8.8)
Cumulative effect of accounting change for derivative contracts	(15.7)
Unrealized net loss on derivative contracts	(21.6)
Net unrealized investment gains (losses)	4.4	(.4)	(8.4)
Foreign currency translation losses	(32.7)	(45.1)	(47.3)
Net other comprehensive (loss)	(74.4)	(45.5)	(55.7)
Comprehensive Income	$99.2	$396.3	$527.9

See notes to consolidated financial statements.

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

December 31, 2001, 2000 and 1999 (currencies in millions)

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating principally in two segments: (1) the manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR’s sales and revenues are derived primarily from its operations in the United States and Europe. The Company also operates in Canada, Australia and Mexico.

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

Cash and Cash Equivalents: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less.

Goodwill: Goodwill is amortized on a straight-line basis for periods ranging from 15 to 25 years. At December 31, 2001 and 2000, goodwill amounted to $61.4 and $68.3, net of accumulated amortization of $17.9 and $15.6, respectively. Amortization of goodwill totaled $3.0, $3.0 and $4.2 in 2001, 2000 and 1999. Goodwill and related annual amortization expense is impacted by the effect of movements in the exchange rate used to translate amounts from the Company’s foreign subsidiaries.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers except for certain truck shipments in Europe that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note F).

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest and other income. For operating leases, income is recognized on a straight-line basis over the lease term. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 90 days past due). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders’ equity.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. In addition, the Company’s Netherlands subsidiaries use the euro as the functional currency for their subsidiaries. Accordingly, for these subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

Net foreign currency translations and transactions increased net income by $.9 in 2001 and decreased net income by $1.9 in 2000 and $5.9 in 1999.

Research and Development: Research and development costs are expensed as incurred. Amounts charged against income were $74 in 2001, $102 in 2000 and $125 in 1999.

New Accounting Standards: Effective January 1, 2001, the Company adopted Financial Accounting Standard (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at fair value. As of the derivative contract’s inception date, the Company designates the derivative as either a fair value or a cash flow hedge. A fair value hedge mitigates the Company’s exposure to the change in the fair value of the hedged asset or liability. A cash flow hedge reduces the Company’s exposure to a forecasted transaction or the variable cash flows related to an asset or liability.

Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings or other comprehensive income depending on the type of hedged transaction. For fair value hedge transactions, changes in fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions reported in other comprehensive income are reclassified to earnings in the same period that the related cash flows of the hedge transaction affect earnings. The ineffective portions of all hedges are recognized in current period earnings. Upon initial application of FAS No. 133 in 2001, the Company recorded the fair value of the existing interest rate swap contracts on the balance sheet and a corresponding unrecognized loss of $15.7 million, net of related tax effect, as a cumulative effect adjustment to other comprehensive income.

In June 2001, the Financial Accounting Standards Board issued FAS No. 142, Goodwill and Other Intangible Assets, which requires the cessation of goodwill amortization and that goodwill only be written down for impairments. The Company will adopt FAS No. 142 on January 1, 2002. The Company does not expect to record an impairment of goodwill upon adoption.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

B. INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2001, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$5.0	$5.2
Tax-exempt securities	397.0	401.7
	$402.0	$406.9

Marketable debt securities at December 31, 2000, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$55.0	$55.4
Tax-exempt securities	326.9	333.5
Other debt securities	5.8	5.8
	$387.7	$394.7

The contractual maturities of debt securities at December 31, 2001, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
One year or less	$75.3	$76.9
After one to five years	326.7	330.0
	$402.0	$406.9

The Company’s investments in marketable equity securities are included in “Equipment on lease, goodwill and other.” Cost and fair values at December 31 were as follows:

	2001	2000
Cost	$15.7	$15.7
Fair value	$7.0	$3.5

In 2001 and 2000, the difference between cost and fair value of marketable equity securities represented gross unrealized holding losses. Gross realized losses on marketable equity securities for the year ended December 31, 2000, were $10.0. Gross realized gains and losses were not significant in 2001 and 1999.

C. INVENTORIES

	2001	2000
Inventories at cost:
Finished products	$188.1	$202.0
Work in process and raw materials	203.0	225.0
	391.1	427.0
Less LIFO reserve	(123.3)	(123.9)
	$267.8	$303.1

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 46% and 43% of consolidated inventories before deducting the LIFO reserve at December 31, 2001 and 2000, respectively.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2001	2000
Retail notes and contracts	$3,015.4	$3,599.8
Wholesale financing	398.7	443.3
Direct financing leases	1,380.6	1,291.3
Interest and other receivables	61.7	38.5
	4,856.4	5,372.9
Less allowance for losses	(104.7)	(104.6)
	4,751.7	5,268.3
Unearned interest:
Retail notes and contracts	(130.5)	(181.9)
Direct financing leases	(181.3)	(181.9)
	(311.8)	(363.8)
	$4,439.9	$4,904.5

The Company’s customers are principally concentrated in the United States, which represented 74% of total receivables at December 31, 2001, and 81% at December 31, 2000. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

Annual payments due on retail notes and contracts beginning January 1, 2002, are $1,261.5, $809.5, $565.8, $282.4, $80.8 and $15.4 thereafter.

Estimated residual values included with direct financing leases amounted to $98.8 in 2001 and $79.9 in 2000. Annual minimum lease payments due on direct financing leases beginning January 1, 2002, are $385.2, $344.1, $258.3, $171.1, $84.4 and $38.7 thereafter.

E. ALLOWANCE FOR LOSSES

The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (usually upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, January 1, 1999	$24.2	$67.1
Provision for losses	17.1	20.7
Net losses, including translation	(5.6)	(6.5)
Balance, December 31, 1999	35.7	81.3
Transfers and other	(11.1)	15.4
Provision for losses	1.2	42.4
Net losses, including translation	(3.0)	(34.5)
Balance, December 31, 2000	22.8	104.6
Provision for losses	.4	86.5
Net losses, including translation	(1.5)	(86.4)
Balance, December 31, 2001	$21.7	$104.7

The Company’s customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer. Generally, Financial Services receivables are collateralized by financed equipment. In 1999, the provision for Truck and Other was primarily for estimated losses related to a customer in Europe. During 2000, certain finance receivables were transferred to the Financial Services segment.

F.  EQUIPMENT ON OPERATING LEASES

Truck and Other:

Certain equipment sold to customers in Europe subject to a residual value guarantee (RVG) is recorded at cost and amortized on the straight-line basis to its guaranteed residual value. Guarantee periods generally range from three to seven years. The Company reviews residual values periodically to determine that recorded amounts are appropriate.

Included in “Equipment on lease, goodwill and other” were the following with respect to such RVG transactions:

	2001	2000
Equipment on lease	$412.7	$293.0
Less allowance for depreciation	(65.4)	(34.5)
	$347.3	$258.5

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are included in “Deferred revenues, taxes and other liabilities” as summarized below:

	2001	2000
Deferred lease revenues	$167.9	$136.8
Residual value guarantee	240.1	179.7
	$408.0	$316.5

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period to the amount of the guarantee. At December 31, 2001, the annual amortization of deferred revenue beginning January 1, 2002, is $62.1, $54.6, $34.8, $13.5, $2.4 and $.5 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2002, are $34.9, $54.6, $88.1, $50.9, $10.2 and $1.4 thereafter.

Financial Services:

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2001	2000
Transportation equipment	$242.3	$177.0
Less allowance for depreciation	(54.8)	(38.0)
	$187.5	$139.0

Original terms of operating leases generally average five years, but may range up to 84 months. Annual minimum lease payments due on operating leases beginning January 1, 2002, are $46.2, $42.3, $47.7, $16.3, $4.9 and $.4 thereafter.

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2001	2000
Land	$79.8	$82.6
Buildings	489.0	483.1
Machinery and equipment	1,034.0	1,029.6
	1,602.8	1,595.3
Less allowance for depreciation	(774.0)	(712.7)
	$828.8	$882.6

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Machinery and equipment	5-12 years
Buildings	30-40 years

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2001	2000
Truck and Other:
Accounts payable	$452.9	$496.6
Salaries and wages	125.1	122.0
Warranty and self-insurance reserves	207.0	223.6
Other	228.2	255.5
	$1,013.2	$1,097.7

I. LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2010.

Annual minimum rental payments due under operating leases beginning January 1, 2002, are $17.0, $9.7, $5.9, $3.4, $2.1 and $1.6 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2001, were $30.2, $28.7 and $34.6.

J. BORROWINGS AND CREDIT ARRANGEMENTS

	EFFECTIVE RATE	2001	2000
Truck and Other:
Current portion of long-term debt	4.3%	$77.8	$37.9
Commercial paper	2.7%	23.4	31.2
		$101.2	$69.1
Long-term debt:
Fixed rate debt	4.9%	$29.9	$63.1
Floating rate debt	3.8%	42.4	44.9
Commercial paper	5.7%	31.4	39.2
Noninterest bearing notes		14.8	15.4
		118.5	162.6
Less current portion		(77.8)	(37.9)
		$40.7	$124.7

Interest expense on external borrowings amounted to $9.5, $12.1 and $14.4 for 2001, 2000, and 1999, respectively.

The interest rate on the floating rate debt is based on the Amsterdam Interbank Offered Rate. Commercial paper classified as long-term debt is based on management’s ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the five years beginning January 1, 2002, are $77.8, $7.1, $6.3, $6.3, $6.3 and $14.7 thereafter.

	EFFECTIVE RATE	2001	2000
Financial Services:
Commercial paper	4.8%	$1,899.4	$2,189.3
Bank loans	3.1%	20.1	84.4
		$1,919.5	$2,273.7
Term debt:
Fixed rate	7.2%	$356.7	$729.5
Floating rate	4.9%	1,150.0	800.7
		1,506.7	1,530.2
		$3,426.2	$3,803.9

The effective rate is the weighted average rate as of December 31, 2001, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2002, are $848.9, $648.4, $8.7 and $.7.

Consolidated:

Interest paid on consolidated borrowings was $210.3, $245.3 and $182.1 in 2001, 2000 and 1999.

The weighted average interest rate on consolidated commercial paper and bank loans was 4.95%, 6.47% and 5.99% at December 31, 2001, 2000 and 1999.

The Company has line of credit arrangements of $2,443.7, most of which are reviewed annually for renewal. The unused portion of these credit lines was $2,294.5 at December 31, 2001, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 2001, there was $1,475.0 of medium-term debt available for issuance under an outstanding shelf registration.

K. RETIREMENT PLANS

PACCAR has several defined benefit pension plans which cover a majority of its employees.

The following data relate to all pension plans of the Company, except for certain union-negotiated, multi-employer and foreign insured plans:

	2001	2000
Weighted Average Assumptions as of December 31:
Discount rate	6.8%	6.7%
Rate of increase in future compensation levels	4.4%	4.5%
Assumed long-term rate of return on plan assets	7.8%	7.8%

	2001	2000
Change in Benefit Obligation:
Benefit obligation at January 1	$567.6	$519.0
Service cost	24.5	27.4
Interest cost	37.3	34.7
Actuarial (gain) loss	(9.3)	25.9
Foreign currency translation	(.5)	(12.9)
Participant contributions	2.7	2.6
Plan amendments	(.1)	5.3
Curtailments		(3.0)
Settlements		(12.8)
Benefits paid	(19.4)	(18.6)
Benefit obligation at December 31	$602.8	$567.6

Change in Plan Assets:
Fair value of plan assets at January 1	$501.4	$534.4
Actual return on plan assets	(23.1)	(2.4)
Foreign currency translation	(1.2)	(12.9)
Employer contributions	8.7	11.1
Participant contributions	2.7	2.6
Benefits paid	(19.4)	(18.6)
Settlements		(12.8)
Fair value of plan assets at December 31	$469.1	$501.4

		2001	2000
Funded Status at December 31:
Funded status		$(133.7)	$(66.2)
Unrecognized actuarial loss (gain)		37.6	(12.9)
Unrecognized prior service cost		19.5	22.7
Unrecognized net initial obligation		2.9	2.0
Net liability		$(73.7)	$(54.4)

Details of Net Liability Recorded:
Prepaid benefit costs		$4.2	$6.3
Accrued benefit liability		(106.0)	(76.7)
Intangible asset		14.9	16.0
Accumulated other comprehensive loss		13.2
Net liability		$(73.7)	$(54.4)

	2001	2000	1999
Components of Pension Expense:
Service cost	$24.5	$27.4	$24.2
Interest on projected benefit obligation	37.3	34.7	31.3
Expected return on assets	(38.9)	(37.3)	(33.6)
Amortization of prior service costs	2.9	2.7	3.0
Recognized actuarial loss (gain)	.5	.6	(.3)
Recognized gain from plan curtailment		(2.4)
Net pension expense	$26.3	$25.7	$24.6

Pension expense for union-negotiated, multi-employer and foreign insured plans was $12.7, $12.1 and $15.0 in 2001, 2000 and 1999. Pension expense in 2001, 2000 and 1999 included $11.1, $9.2 and $10.3, for a foreign insured plan related to DAF Trucks.

The Company has unfunded postretirement medical and life insurance plans covering approximately one-half of all U.S. employees that reimburse retirees for approximately 50% of their medical costs from retirement to age 65 and provide a nominal death benefit.

The following data relate to unfunded postretire-ment medical and life insurance plans:

	2001	2000
Unfunded Status at December 31:
Unfunded status	$(36.3)	$(33.3)
Unrecognized actuarial gain	(2.8)	(2.8)
Unrecognized prior service cost	1.1	1.3
Unrecognized net initial obligation	4.7	5.1
Accrued postretirement benefits	$(33.3)	$(29.7)

		2001	2000
Change in Benefit Obligation:
Benefit obligation at January 1		$33.3	$32.7
Service cost		1.5	1.7
Interest cost		2.3	2.2
Benefits paid		(.8)	(.5)
Curtailments			(1.9)
Actuarial gains			(.9)
Benefit obligation at December 31		$36.3	$33.3

	2001	2000	1999
Components of Retiree Expense:
Service cost	$1.5	$1.7	$2.1
Interest cost	2.3	2.2	2.0
Recognized prior service cost	.2	.2	.2
Recognized net initial obligation	.4	.5	.5
Curtailment		(.5)
Net retiree expense	$4.4	$4.1	$4.8

The discount rate used for calculating the accumulated plan benefits was 7.0% for 2001 and 2000. The long-term medical inflation rate used was 7.0% for 2001 and 2002 and is expected to remain the same in the future.

Assumed health care cost trends have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on total of service and interest cost components	$.4	$(.4)
Effect on accumulated postretirement benefit obligation	$3.9	$(3.5)

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are nonunion employees located in the United States. Expenses for these plans were $13.7, $15.8, and $15.0 in 2001, 2000 and 1999.

L. INCOME TAXES

	2001	2000	1999
Income (Loss) Before Income Taxes:
Domestic	$(19.7)	$357.1	$690.3
Foreign	275.0	308.0	232.9
	$255.3	$665.1	$923.2

Provision (Benefit) for Income Taxes:
Current provision (benefit):
Federal	$(19.3)	$78.4	$229.3
Foreign	84.1	112.2	87.6
State	(1.0)	13.2	28.9
	63.8	203.8	345.8
Deferred provision (benefit):
Federal and state	11.4	36.7	3.9
Foreign	6.5	(17.2)	(10.1)
	17.9	19.5	(6.2)
	$81.7	$223.3	$339.6
Reconciliation of Statutory U.S. Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$90.3	$233.4	$323.1
Effect of:
State income taxes	2.7	10.5	19.6
NOL reserve adjustment		(12.4)	(2.7)
Other	(11.3)	(8.2)	(.4)
	$81.7	$223.3	$339.6

At December 31:		2001	2000
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses		$199.5	$160.9
Allowance for losses on receivables		33.7	37.3
Net operating loss carryforwards		78.0	86.2
Other		24.7	27.4
		335.9	311.8
Valuation reserve		(64.0)	(71.4)
		271.9	240.4
Liabilities:
Asset capitalization and depreciation		(72.6)	(58.8)
Financing and leasing activities		(202.6)	(195.3)
Other		(58.3)	(49.5)
		(333.5)	(303.6)
Net deferred tax liability		$(61.6)	$(63.2)

At December 31:		2001	2000
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets		$95.7	$102.4
Equipment on lease, goodwill and other		26.8	35.0
Deferred revenues, taxes and other liabilities		(13.9)	(15.6)
Financial Services:
Deferred taxes and other liabilities		(170.2)	(185.0)
Net deferred tax liability		$(61.6)	$(63.2)

United States income taxes are not provided on undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $1,175 at December 31, 2001.

Leyland Trucks Ltd. unutilized net operating loss carryforwards and valuation reserves (tax effected) were $78.0 and $64.0 at December 31, 2001, and $86.2 and $71.4 at December 31, 2000. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

Cash paid for income taxes was $43.0, $251.6 and $317.3 in 2001, 2000 and 1999.

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

While neither the timing nor the amount of the ultimate costs associated with future environmental cleanup can be determined, management does not expect that those matters will have a material adverse effect on the Company’s consolidated financial position.

At December 31, 2001, PACCAR had standby letters of credit and loan guarantees outstanding totaling $43.1, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $15.2 in 2005 and $7.4 in 2006. At December 31, 2001, PACCAR’s Financial Services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $116.8. The commitments generally expire in 90 days. The Company had commitments to purchase future production inventory totaling $103.3 at December 31, 2001.

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

Marketable Debt and Equity Securities: Fair values are based on quoted market prices.

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

Short- and Long-term Debt: The carrying amount of the Company’s commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company’s fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for the Company’s interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties’ credit standing at current market interest rates. The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

Trade Receivables and Payables: Carrying amounts approximate fair value and have been excluded from the accompanying table.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Cash and equivalents	$616.2	$616.2
Marketable debt securities	406.9	406.9
Marketable equity securities	7.0	7.0
Commercial paper	23.4	23.4

Long-term debt	118.5	115.1
Derivative liabilities	1.8	1.8

Financial Services:
Cash and equivalents	39.0	39.0
Net receivables	3,202.9	3,257.1
Derivative assets	2.9	2.9

Derivative liabilities	60.1	60.1
Commercial paper and bank loans	1,919.5	1,919.5
Long-term debt	1,506.7	1,517.0

	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Cash and equivalents	$515.0	$515.0
Marketable debt securities	394.7	394.7
Marketable equity securities	3.5	3.5

Commercial paper	31.2	31.2
Long-term debt	162.6	154.2

Financial Services:
Cash and equivalents	21.7	21.7
Net receivables	3,783.5	3,714.6

Commercial paper and bank loans	2,273.7	2,273.7
Long-term debt	1,530.2	1,542.7

In 2000, the Company’s off-balance-sheet derivative financial instruments consisted of interest-rate agreements and foreign currency exchange contracts. The interest-rate agreements represented an additional liability of $23.5, and the foreign currency exchange contracts represented an additional asset of $.4 if recorded at fair value at December 31, 2000.

O. DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. The Company enters into derivative financial agreements as hedging transactions to manage certain exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company in the normal course of business enters into the following types of derivative transactions:

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2001, the Company had 184 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,109.8, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The Company has established minimum credit ratings of the counterparties and limits its exposure to any one counterparty. Management believes that the risk of nonperformance by the counterparties is very low.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2002, are $962.3, $628.9, $383.8, $121.0 and $13.8. The weighted average pay rate of 5.9% approximates the Company’s net cost of funds. The weighted average receive rate of 2.3% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and British pound. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within six months. At December 31, 2001 and 2000, PACCAR had net foreign exchange purchase contracts outstanding amounting to $168.0 and $38.0 U.S. dollars.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value on the balance sheet. The gain or loss on the effective portion of the hedge arising from the change in fair value is initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss included in other comprehensive income as of December 31, 2001, $34.8 is expected to be reclassified to net income in 2002.

During 2001, the Company recognized a net gain of $.1 million from derivative instruments designated and qualifying as fair value hedges. Ineffectiveness was immaterial for both fair value and cash flow hedges.

P. SALE OF BUSINESS

In October 1999, PACCAR sold its retail automotive parts and accessories business to an automotive aftermarket specialty retailer based in Phoenix, Arizona, for $143.2 in cash, resulting in a $33.2 pretax gain.

Q. STOCK COMPENSATION PLANS

PACCAR has a Stock Option Plan (Plan) under which officers, key employees, and non-employee directors may be granted options to purchase shares of the Company’s authorized but unissued common stock. The maximum number of shares of the Company’s common stock available for issuance under the Plan is 6 million shares. As of December 31, 2001, the maximum number of shares available for future grants under the Plan is 1.9 million. Options currently outstanding under the Plan were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. The Plan’s stock option activity is as follows:

	Number of Shares	Average Exercise Price*
Outstanding at 12/31/98	1,524,700	$32.58
Granted	503,800	53.78
Exercised	(189,500)	23.76
Cancelled	(59,000)	47.03
Outstanding at 12/31/99	1,780,000	39.00
Granted	590,800	41.75
Exercised	(337,800)	24.81
Cancelled	(52,600)	51.44
Outstanding at 12/31/00	1,980,400	41.97
Granted	539,200	51.62
Exercised	(366,400)	31.49
Cancelled	(47,300)	48.10
Outstanding at 12/31/01	2,105,900	$46.13

The following tables summarize information about stock options outstanding and exercisable at December 31, 2001:

Stock Options Outstanding:

Range of Exercise Prices	Number of Shares	Remaining Contractual Life in Years	Average Exercise Price*
$ 21.60—$24.75	176,700	4.0	$23.75
$ 36.63—$41.75	727,600	7.4	$40.58
$ 51.63—$53.78	1,201,600	7.9	$52.76
	2,105,900	7.4	$46.13

*Weighted Average

Stock Options Exercisable:

Range of Exercise Prices	Number of Shares	Average Exercise Price*
$21.60—$24.75	176,700	$23.75
$36.63—$36.63	165,500	$36.63
$53.50—$53.50	221,300	$53.50
	563,500	$39.22

*Weighted Average

If the Company determined compensation costs based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the following pro forma amounts:

	2001	2000	1999
Net earnings	$167.9	$437.1	$580.0
Basic earnings per share	2.20	5.70	7.41
Diluted earnings per share	2.18	5.67	7.36

The estimated fair value of stock options granted during 2001, 2000 and 1999 was $18.18, $16.82 and $19.21 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2001	2000	1999
Risk-free interest rate	5.50%	6.87%	5.57%
Expected volatility of common stock	50%	51%	44%
Dividend yield	4.4%	4.5%	4.3%
Expected life of options	5 years	5 years	5 years

Diluted Earnings Per Share: The following table shows the additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These amounts primarily represent the dilutive effect of stock options. Options outstanding at each year-end with exercise prices in excess of the respective year’s average common stock market price have been excluded from the amounts shown in the table.

	2001	2000	1999
Additional shares	456,935	460,689	529,727

R. STOCKHOLDERS’ EQUITY

Stock Repurchases: For the year ended December 31, 2000, the Company repurchased 2.4 million shares at a total cost of $105.8.

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights become exercisable if a person publicly announces the intention to acquire 15% or more of PACCAR’s common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for two hundred dollars a fractional share of Series A Junior Participating Preferred Stock. Each fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2009, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

Other Comprehensive Income: Following are the items included in other comprehensive income (loss) and the related tax effects:

	Pretax Amount	Tax Effect	Net Amount
1999
Net unrealized investment losses:
Net holding loss	$(14.9)	$5.7	$(9.2)
Reclassification adjustment	1.4	(.6)	.8
Net unrealized loss	(13.5)	5.1	(8.4)
Currency translation adjustment	(47.3)		(47.3)
Total other comprehensive income	$(60.8)	$5.1	$(55.7)

	Pretax Amount	Tax Effect	Net Amount
2000
Net unrealized investment losses:
Net holding loss	$(6.0)	$1.9	$(4.1)
Reclassification adjustment	5.4	(1.7)	3.7
Net unrealized loss	(.6)	.2	(.4)
Currency translation adjustment	(45.1)		(45.1)
Total other comprehensive income	$(45.7)	$.2	$(45.5)
2001
Net unrealized investment gains:
Net holding gain	$7.0	$(2.8)	$4.2
Reclassification adjustment	.4	(.2)	.2
Net unrealized gain	7.4	(3.0)	4.4
Currency translation adjustment	(32.7)		(32.7)
Minimum pension liability increase	(13.2)	4.4	(8.8)
Net unrealized derivative losses:
Cumulative effect	(25.8)	10.1	(15.7)
Net holding loss	(45.5)	17.4	(28.1)
Reclassification adjustment	10.6	(4.1)	6.5
Net unrealized loss	(60.7)	23.4	(37.3)
Total other comprehensive income	$(99.2)	$24.8	$(74.4)

S. SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Trucks and Financial Services.

The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States.

Included in All Other is PACCAR’s industrial winch manufacturing business and the retail auto parts business, which was sold in October 1999. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense.

Sales between reportable segments were insignificant. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $14.3, $19.8 and $11.9 for 2001, 2000 and 1999. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense, income taxes and the LIFO reserve. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2001	2000	1999
Revenues:
United States	$2,784.4	$4,478.3	$5,719.8
Europe	2,112.6	2,153.9	2,137.5
Other	1,191.8	1,287.7	1,163.7
	$6,088.8	$7,919.9	$9,021.0

Long-lived assets:
Property, plant and equipment, net
United States	$400.0	$421.3	$397.9
The Netherlands	172.8	185.6	179.7
Canada	79.7	88.0	94.8
Other	176.3	187.7	202.9
	$828.8	$882.6	$875.3

Goodwill and other, net
The Netherlands	$76.8	$86.0	$95.2
Other	1.0	1.0	1.2
	$77.8	$87.0	$96.4

Equipment on lease, net
United Kingdom	$175.4	$133.0	$59.0
Mexico	62.8	59.5	29.4
France	89.6	57.8	36.7
United States	52.0	56.3	42.1
Other	155.0	90.9	63.2
	$534.8	$397.5	$230.4

Business Segment Data	2001	2000	1999
Net sales and revenues:
Truck	$5,573.6	$7,382.4	$8,412.9
All other	56.4	58.4	235.3
	5,630.0	7,440.8	8,648.2
Financial Services	458.8	479.1	372.8
	$6,088.8	$7,919.9	$9,021.0

Income before taxes:
Truck	$189.1	$512.8	$759.5
All other	(4.1)	41.0	14.7
	185.0	553.8	774.2
Financial Services	35.0	76.4	77.8
Gain on sale of subsidiary			33.2
Investment income	35.3	34.9	38.0
	$255.3	$665.1	$923.2

Depreciation and amortization:
Truck	$127.5	$114.8	$107.2
Financial Services	35.4	27.2	19.2
All other	17.0	13.5	20.5
	$179.9	$155.5	$146.9

Expenditures for long-lived assets:
Truck	$201.2	$252.8	$325.7
Financial Services	93.6	78.2	53.1
Other	14.5	36.9	27.3
	$309.3	$367.9	$406.1

Segment assets:
Truck	$1,990.5	$2,118.3	$2,158.3
Other	141.8	128.7	150.0
Cash and marketable securities	1,023.1	909.7	1,042.2
	3,155.4	3,156.7	3,350.5
Financial Services	4,758.5	5,114.2	4,582.5
	$7,913.9	$8,270.9	$7,933.0

R E P O R T   O F   E R N S T   &   Y O U N G   L L P ,   I N D E P E N D E N T   A U D I T O R S

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001.

Seattle, Washington

February 21, 2002

S E L E C T E D   F I N A N C I A L   D A T A

	2001	2000	1999	1998	1997
	(millions except per share data)
Truck and Other Net Sales and Revenues	$5,630.0	$7,440.8	$8,648.2	$7,577.7	$6,479.4
Financial Services Revenue	458.8	479.1	372.8	317.1	284.3

Total Revenues	6,088.8	7,919.9	9,021.0	7,894.8	6,763.7

Net Income	173.6	441.8	583.6	416.8	344.6
Net Income Per Share:
Basic	2.27	5.76	7.46	5.34	4.43
Diluted	2.26	5.73	7.41	5.30	4.41
Cash Dividends Declared	1.45	2.20	2.40	2.20	2.075
Total Assets:
Truck and Other	3,155.4	3,156.7	3,350.5	3,159.6	2,605.5
Financial Services	4,758.5	5,114.2	4,582.5	3,635.2	2,993.9
Truck and Other Long-Term Debt	40.7	124.7	182.2	204.3	236.6
Financial Services Debt	3,426.2	3,803.9	3,405.7	2,724.7	2,184.4
Stockholders’ Equity	$2,252.6	$2,249.1	$2,110.6	$1,764.2	$1,497.8

In 1999 and 1997, net income included $17.5 and $35.0, respectively, for after-tax gains on sales of subsidiaries.

Q U A R T E R L Y   R E S U L T S   ( U N A U D I T E D )

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
2001	(millions except per share data)
Truck and Other Net Sales and Revenues	$1,407.8	$1,406.9	$1,389.2	$1,426.1

Truck and Other Gross Profit (Before SG&A and Interest)	140.8	131.7	133.3	151.6

Financial Services Revenues	120.4	116.4	111.9	110.1

Financial Services Gross Profit (Before SG&A)	45.0	45.6	47.1	45.8

Net Income	44.3	39.5	39.4	50.4

Net Income Per Share (1):
Basic	$.58	$.52	$.52	$.66
Diluted	.58	.51	.51	.65

2000
Truck and Other Net Sales and Revenues	$2,222.8	$2,024.7	$1,648.3	$1,545.0

Truck and Other Gross Profit (Before SG&A and Interest)	324.5	265.3	185.0	165.2

Financial Services Revenues	108.5	116.9	126.7	127.0

Financial Services Gross Profit (Before SG&A)	42.0	43.3	46.8	46.6

Net Income	154.9	131.1	93.1	62.7

Net Income Per Share (1):
Basic	$1.99	$1.72	$1.22	$.82
Diluted	1.98	1.71	1.21	.82

(1)          The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

C O M M O N   S T O C K   M A R K E T   P R I C E S   A N D   D I V I D E N D S

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. There were 2,489 record holders of the common stock at December 31, 2001.

2001	CASH DIVIDENDS	STOCK PRICE		2000	CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED	HIGH	LOW	QUARTER	DECLARED	HIGH	LOW
First	$.30	$54.63	$42.88	First	$.30	$50.00	$39.75
Second	.30	52.32	42.81	Second	.30	54.25	39.50
Third	.30	65.05	42.75	Third	.30	45.75	36.50
Fourth	.30	69.28	47.20	Fourth	.30	51.81	36.25
Year-End Extra	.25			Year-End Extra	1.00

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

M A R K E T   R I S K S   A N D   D E R I V A T I V E   I N S T R U M E N T S

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

Interest Rate Risks

See Note O for a description of the Company’s exposure to interest rate risks.

The following is a sensitivity analysis for the Company’s derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments’ fair values which would result from a 100 basis point increase of the current market rates at December 31, 2001 and 2000.

	Fair Value Gains (Losses)
	2001	2000
C O N S O L I D AT E D :
Assets
Cash equivalents and marketable securities	$(7.3)	$(6.1)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	1.1	2.2
Interest rate swaps related to commercial paper classified as long-term debt	.7	.9
FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	(33.1)	(37.0)
Liabilities
Debt	3.7	6.8
Interest rate swaps related to financial services debt	23.0	27.9
Total	$(11.9)	$(5.3)

Currency Risks

See Note O for a description of the Company’s exposure to currency risks.

The following foreign exchange forward contracts were held by the Company related to certain currency exposures. Substantially all contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	Average Contractual Rate*	Notional Amount	Fair Value Gains (Losses)
December 31, 2001
Buy Euro / Sell British Pound	.623	$42.9	$(.8)
Buy Euro / Sell Swiss Franc	1.473	1.5
Buy Euro / Sell Czechoslovakian Koruna	32.397	2.8
Buy Euro / Sell Hungarian Forint	247.873	1.5
Buy Euro / Sell Polish Zloty	3.639	5.0	(.2)
Buy U.S. Dollar / Sell Euro	1.119	12.8
Buy U.S. Dollar / Sell British Pound	.689	95.7	(.2)
Buy U.S. Dollar / Sell Canadian Dollar	1.586	5.5
Total		$167.7	$(1.2)
December 31, 2000
Buy Euro / Sell U.S. Dollar	.879	$9.6	$.5
Buy Euro / Sell British Pound	.598	20.5	.8
Buy U.S. Dollar / Sell Canadian Dollar	1.532	7.7	(.1)
Total		$37.8	$1.2

*Stated in terms of selling currency