Form 10-K, Exhibit 13
period 2002-12-31
PACCAR INC
filed 2003-03-10
CIK 75362

Exhibit 13

ANNUAL REPORT ON FORM 10-K

ITEM 15(c)

CERTAIN EXHIBITS

YEAR ENDED DECEMBER 31, 2002

PACCAR INC AND SUBSIDIARIES

BELLEVUE, WASHINGTON

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2002	2001	2000
Net sales and revenues:
Truck and Other	$6,786.0	$5,641.7	$7,457.4
Financial Services	432.6	458.8	479.1
	$7,218.6	$6,100.5	$7,936.5
Income before taxes:
Truck and Other	$473.4	$185.0	$553.8
Financial Services	72.2	35.0	76.4
Investment Income	28.5	35.3	34.9
Income taxes	(202.1)	(81.7)	(223.3)
Net income	$372.0	$173.6	$441.8
Diluted earnings per share	$3.20	$1.50	$3.82

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

Heavy-duty truck retail sales in the U.S. and Canada were 5% above 2001 as a result of increased customer demand beginning in the second quarter of 2002. In addition, the Company improved its market share in the U.S. and Canada due in part to the effects of “pull-forward” demand related to the implementation of new engine-emission regulations, effective October 1, 2002.

In Europe, PACCAR’s other major market, truck sales and revenues were comparable to the prior year as an increase in the value of the euro relative to the U.S. dollar offset a 6% decrease in unit deliveries. Heavy-duty market share for PACCAR’s DAF truck brand increased to 12.0% from 11.3% in 2001.

PACCAR’s net income in 2002 was $372.0 million, or $3.20 per diluted share, on revenues of $7.2 billion. This compares to 2001 net income of $173.6 million, or $1.50 per diluted share, on revenues of $6.1 billion. Revenues and net income increased in 2002 primarily due to higher truck sales and margins in the U.S. and Canada with improvements in profit in Europe, Mexico and Australia.

The Company continued to achieve cost reductions throughout the year. Selling, general and administrative expenses (SG&A) were reduced to $354.5 million in 2002 from $367.1 million in 2001. As a percent of net sales and revenues, SG&A expenses decreased to 5.2% in 2002 versus 6.5% in 2001 due to the combination of higher sales and lower SG&A.

Financial Services revenues decreased 6% to $432.6 million in 2002 due to lower earning asset balances and reduced interest rates. Financial Services income before taxes increased to $72.2 million compared to $35.0 million in 2001 as a result of lower credit losses in the U.S. finance subsidiary due to improving used-truck prices during the year and fewer repossessions.

Investment income in 2002 of $28.5 million was lower than the prior year due to $10.8 million in write-downs of equity investments to market value as well as lower market interest rates. These effects were partially offset by higher short-term investment amounts.

Income taxes as a percentage of pretax income were 35.2% in 2002 compared to 32.0% in the previous year. The increase in 2002 primarily reflects the larger proportion of taxable profit earned in the U.S. and higher effective foreign tax rates related to currency fluctuations.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 93% of revenues in 2002 and 2000 and 91% of revenues in 2001. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2002	2001	2000
Truck net sales and revenues	$6,733.2	$5,575.8	$7,385.8
Truck income before taxes	$482.5	$189.1	$512.8

2002 Compared to 2001:

PACCAR’s worldwide truck sales and revenues increased 21% to $6.7 billion in 2002 primarily due to higher truck sales volume in North America. Worldwide truck deliveries increased 17% to 92,300 units, strengthening PACCAR’s position as one of the largest producers of light-, medium- and heavy-duty trucks in the world.

Truck income before taxes was $482.5 million compared to $189.1 million earned in 2001 due to higher sales and margins and vigorous cost control. Truck gross margins improved in 2002 as a result of strong customer demand in the U.S. and Canada in the second and third quarters, improved operating efficiencies at higher production levels and cost reductions from process improvements throughout the Company.

Retail sales of new Class 8 trucks in the U.S. and Canada were 166,000 in 2002, a 5% increase from the 2001 level of 158,000. PACCAR’s Class 8 retail sales increased approximately 27% from 2001 levels and market share increased to 23.6% from 19.6% in 2001. Although a relatively small portion of sales in 2002, PACCAR’s medium-duty truck continued its share growth in the U.S. and Canada.

The European heavy-duty truck market decreased 11% to 220,000 units. Continued success of recent product introductions resulted in improved heavy-duty market share for PACCAR’s DAF truck brand from 11.3% to 12.0%. DAF also improved its market share to 8.6% from 7.7% in the light-truck market with the success gained by DAF’s LF model, which earned the 2002 International Truck of the Year award. Sales in Europe were 31% of PACCAR’s Truck and Other net sales and revenues in 2002, compared to 37% in 2001.

PACCAR also has a significant market presence in Mexico and Australia. The combined sales and profits from these countries were higher by 33% and 122%, respectively, in 2002 compared to 2001. In 2002, these markets represented approximately 11% of sales and 15% of profits, compared to 10% of the truck segment sales and 17% of profits in 2001.

Sales and profits from trucks sold to export customers in South America, Africa and Asia improved in 2002 versus 2001. Export sales represent a minor portion of PACCAR’s overall results.

PACCAR’s worldwide aftermarket parts revenues increased in 2002 compared to 2001. Parts operations in North America and Europe benefited from customer service initiatives and marketing programs designed to promote parts sales.

Research and development expense in 2002 amounted to $56.0 million, a 24% decrease from 2001, as major product and factory projects were completed in prior years.

2001 Compared to 2000:

PACCAR’s worldwide truck net sales and revenues declined 25% to $5.6 billion in 2001 due to lower sales volume in North America. Truck income before taxes was $189.1 million, 63% lower than 2000 due to lower sales and revenues and lower margins, partially offset by lower SG&A expenses.

Retail sales of new heavy-duty trucks in the U.S. and Canada were 158,000 in 2001, a 34% decline from the 2000 level of 239,000, the second highest in history. PACCAR’s heavy-duty retail sales decreased approximately 40% from 2000 levels and market share in the U.S. and Canada declined to 19.6% from 21.4% in 2000. PACCAR’s 2001 market share in the U.S. and Canada was adversely impacted by competitors’ actions to reduce their excess new-truck inventories.

The European heavy-duty truck market decreased 3% in 2001 to 246,000 units. DAF, with a renewed product line as a result of the introduction of the new CF model, increased its share of the European heavy-duty market in 2001 to 11.3%. Market share also improved slightly to 7.7% in the light-truck market. Sales in Europe represented approximately 37% of PACCAR’s total truck sales revenue in 2001 as compared to 29% in 2000.

Despite the weak U.S. and Canada truck market, the Company’s worldwide aftermarket parts revenues in 2001 increased slightly compared to 2000.

Research and development expense in 2001 amounted to $74.0 million, a 28% decrease from 2000 as a result of the completion of significant product development programs during 2001.

Truck Outlook

In North America, the market forecast for 2003 sales of medium- and heavy-duty trucks could be comparable to 2002 levels. The first half of 2003 is expected to be lower than the second half of 2002 due to orders pulled forward prior to the October 1, 2002, engine-emission requirements. It is anticipated that demand could improve in the second half of 2003, assuming favorable economic conditions. A work stoppage at PACCAR’s Peterbilt factory in Nashville, which began on September 3, continues without resolution.

In Europe, the heavy-duty truck market is also expected to be comparable to 2002 levels, but is dependent on general economic conditions.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products.

PACCAR has a 49% equity ownership in DAF Financial Services in Europe, which provides finance and leasing products to DAF customers in Europe. In 2001, the Company began to phase out this joint venture concurrent with the start-up of financial operations of its wholly owned subsidiary, PACCAR Financial Europe.

The finance company joint venture ceased writing new business in the second half of 2001. The joint venture had assets of $425 million at December 31, 2002, compared to $715 million at December 31, 2001. The $37 million investment in this joint venture is recorded under the equity method and is included in Financial Services other assets.

	2002	2001	2000
Financial Services:
Average earning assets	$4,670.0	$4,725.0	$4,878.3
Revenues	432.6	458.8	479.1
Income before taxes	72.2	35.0	76.4

2002 Compared to 2001:

Financial Services revenues decreased 6% to $432.6 million from 2001 due to lower earning asset balances and reduced market interest rates. Average earning assets were slightly lower, despite higher lending volume, due to increased portfolio runoff in North America. PACCAR Financial Europe completed its first full year of operations, resulting in growth in the European earning asset base.

Income before taxes more than doubled to $72.2 million due to lower credit losses in the U.S. as well as improved finance margins. Credit losses for the segment were $51.1 million in 2002, compared to $86.4 million in 2001. During 2002, the U.S. finance company experienced steady reductions in the levels of past dues and repossessions as well as a lower loss per repossession resulting from improved used truck prices. The first full year of operations of PACCAR Financial Europe contributed to higher segment SG&A in 2002.

2001 Compared to 2000:

Financial Services revenues declined 4% to $458.8 million due to lower earning assets and lower interest rates. Average earning assets decreased 3% due to reduced new loan volume in the U.S. and Canada, partially offset by increased new loan volume in Europe.

Income before taxes declined 54% to $35.0 million from $76.4 million in 2000. Although finance margins increased slightly in 2001, the improvement was more than offset by sharply higher credit losses in the United States and by higher operating expenses associated with the start-up of the finance company in Europe in the middle of 2001. Total segment credit losses were $86.4 million in 2001, compared to $34.5 million in 2000. The U.S. finance company experienced increased levels of past dues and repossessions as well as a higher loss per repossession.

Financial Services Outlook

The outlook for the Financial Services segment is dependent on the level of credit losses experienced, as well as the generation of new business. An extended period of general economic weakness, as well as high fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in a return to higher repossessions. In the U.S., fleet bankruptcy filings continue at a high level and many trucking companies are financially weak. In early 2000, the Company adjusted credit granting policies to reflect the more difficult market. These conservative credit policies, as well as continued strength in used truck prices, contributed to the reduction in credit losses in the second half of 2002. Truck production in 2003 could continue at levels similar to 2002, which, if achieved, would result in a stable earning asset base. PACCAR Financial Europe’s asset base is expected to grow during the year.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent less than 1% of net sales for 2002, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES:

	2002	2001	2000
Cash and cash equivalents	$773.0	$655.2	$536.7
Marketable securities	535.3	406.9	394.7
	$1,308.3	$1,062.1	$931.4

The Company’s cash and marketable securities totaled $1,308.3 million at December 31, 2002, $246.2 million more than 2001. Cash inflows from operations were used for dividends, capital expenditures, pension contributions, acquisitions of equipment under operating leases, debt repayment and investments in the Financial Services operations.

The Company has a $1.275 billion multiyear bank facility to provide liquidity to its commercial paper program. The Company’s strong liquidity position and investment-grade credit rating continue to provide financial stability and ready access to capital markets at competitive interest rates.

In September 2002 the Company’s Board of Directors authorized the repurchase of three million shares of PACCAR common stock from time to time under a stock repurchase program. As of December 31, 2002, no shares had been repurchased.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper was reduced to $71.6 million as of December 31, 2002, and consists of fixed and floating rate Canadian dollar debt for the construction of the Company’s truck-assembly facility in Quebec in 1999. The remainder of the Company’s borrowings used to fund the acquisition of DAF in 1996 was repaid in full in 2002.

Expenditures for property, plant and equipment in 2002 totaled $78 million, as compared to $81 million in 2001. Over the last five years, the Company’s worldwide capital spending, excluding the Financial Services segment, totaled $742 million.

Spending for capital investments in 2003, including new product development, is expected to increase from 2002 levels. PACCAR continues to make investments in state-of-the-art technology to improve product design, achieve efficiencies in business processes and enhance the distribution network, as well as develop new manufacturing tooling to support product-development plans.

Financial Services

The Company funded its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds was intersegment capital contributions and loans.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. In 2000, PACCAR Financial Corp. (the U.S. finance and leasing company) filed a shelf registration under which $2.5 billion of medium-term notes could be issued as needed. At the end of 2002, $630.0 million of this registration was still available for issuance.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to those of the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company’s senior management, who receive periodic reports on the contracts outstanding.

PACCAR believes its Financial Services companies will be able to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2002:

	Maturity
	Less than One Year	More than One Year	Total
Borrowings	$2,703.2	$896.0	$3,599.2
Operating leases	15.0	21.0	36.0
Other obligations	56.9	108.3	165.2
Total	$2,775.1	$1,025.3	$3,800.4

At the end of 2002, the Company had approximately $3.8 billion of cash commitments, including $2.8 billion maturing within one year. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Approximately $3.5 billion of the cash commitments were related to the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation, the Company’s contractual commitment to acquire future production inventory and a minimum fixed fee for third party parts distribution in the United Kingdom, all of which are expected to be met from cash generated by operations.

The following summarizes the Company’s other commitments at December 31, 2002:

	Commitment Expiration
	Less than One Year	More than One Year	Total
Letters of credit	$27.7	$.5	$28.2
Loan guarantees		18.0	18.0
Loan and lease commitments	117.4		117.4
Equipment acquisition commitments		26.1	26.1
Residual value guarantees	71.4	248.3	319.7
Total	$216.5	$292.9	$509.4

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire equipment at a guaranteed value if the customer elects to return the equipment at a specified date in the future.

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

Expenditures related to environmental activities were $2 million in 2002, which was comparable to spending in 2001 and 2000.

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

The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $25 million and $47 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company’s financial statements, in accordance with Accounting Principles Generally Accepted in the United States, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements.

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate, however, future market conditions, changes in government regulations and other factors outside the Company’s control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

Credit Loss Reserves

The establishment of credit loss reserves on financial services receivables is dependent on estimates, including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical data regarding the source, frequency and cost of warranty claims. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Pension and Other Postretirement Benefits

The Company’s employee pension and other postretirement benefit costs and obligations are governed by Financial Accounting Standards No. 87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefits costs and obligations. See Note L to the Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; insufficient or under-utilization of manufacturing capacity; supplier interruptions; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2002	2001	2000
	(millions except per share data)
TRUCK AND OTHER:

Net sales and revenues	$6,786.0	$5,641.7	$7,457.4

Cost of sales and revenues	5,947.2	5,079.1	6,507.9
Selling, general and administrative	354.5	367.1	385.3
Interest and other expense, net	10.9	10.5	10.4
	6,312.6	5,456.7	6,903.6
Truck and Other Income Before Income Taxes	473.4	185.0	553.8

FINANCIAL SERVICES:

Revenues	432.6	458.8	479.1

Interest and other	237.7	275.3	300.4
Selling, general and administrative	69.5	62.0	59.9
Provision for losses on receivables	53.2	86.5	42.4
	360.4	423.8	402.7
Financial Services Income Before Income Taxes	72.2	35.0	76.4

Investment income	28.5	35.3	34.9
Total Income Before Income Taxes	574.1	255.3	665.1
Income taxes	202.1	81.7	223.3
Net Income	$372.0	$173.6	$441.8

Net Income Per Share

Basic	$3.22	$1.51	$3.84
Diluted	$3.20	$1.50	$3.82

Weighted Average Number of Common Shares Outstanding

Basic	115.6	114.7	115.0
Diluted	116.4	115.4	115.7

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2002	2001
	(millions of dollars)
TRUCK AND OTHER:

Current Assets
Cash and cash equivalents	$738.1	$616.2
Trade and other receivables, net of allowance for losses (2002 - $25.9 and 2001 - $21.7)	404.7	396.3
Marketable debt securities	535.3	406.9
Inventories	310.6	267.8
Deferred taxes and other current assets	112.9	146.9
Total Truck and Other Current Assets	2,101.6	1,834.1

Equipment on operating leases, net	447.3	347.3
Goodwill and other	222.9	145.2
Property, plant and equipment, net	818.4	828.8
Total Truck and Other Assets	3,590.2	3,155.4

FINANCIAL SERVICES:

Cash and cash equivalents	34.9	39.0
Finance and other receivables, net of allowance for losses (2002 - $109.1 and 2001 - $104.7)	4,659.2	4,439.9
Equipment on operating leases, net	310.9	187.5
Other assets	107.3	92.1
Total Financial Services Assets	5,112.3	4,758.5
	$8,702.5	$7,913.9

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2002	2001
	(millions of dollars)
TRUCK AND OTHER:

Current Liabilities
Accounts payable and accrued expenses	$1,149.3	$1,013.2
Current portion of long-term debt and commercial paper	37.7	101.2
Dividend payable	71.4	19.2
Total Truck and Other Current Liabilities	1,258.4	1,133.6
Long-term debt and commercial paper	33.9	40.7
Residual value guarantees and deferred revenues	516.4	408.0
Deferred taxes and other liabilities	289.9	288.3
Total Truck and Other Liabilities	2,098.6	1,870.6

FINANCIAL SERVICES:

Accounts payable, accrued expenses and other	125.9	97.2
Commercial paper and bank loans	2,009.8	1,919.5
Term debt	1,517.8	1,506.7
Deferred taxes and other liabilities	349.7	267.3
Total Financial Services Liabilities	4,003.2	3,790.7

STOCKHOLDERS’ EQUITY

Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 200.0 million shares, 115.9 million shares issued and outstanding	115.9	79.2
Additional paid-in capital	545.8	658.1
Retained earnings	2,113.3	1,916.5
Less treasury shares – at cost		(105.8)
Accumulated other comprehensive loss	(174.3)	(295.4)
Total Stockholders’ Equity	2,600.7	2,252.6
	$8,702.5	$7,913.9

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2002	2001	2000
	(millions of dollars)
OPERATING ACTIVITIES:

Net income	$372.0	$173.6	$441.8
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	118.0	107.5	98.8
Equipment on operating leases and other	100.2	72.4	56.7
Provision for losses on financial services receivables	53.2	86.5	42.4
Other	49.4	41.0	29.1
Change in operating assets and liabilities:
(Increase) Decrease in assets other than cash and equivalents:
Receivables	39.3	78.6	(20.4)
Inventories	(15.9)	23.8	65.9
Other	(36.3)	(12.8)	(26.1)
Increase (Decrease) in liabilities:
Accounts payable and accrued expenses	82.5	(45.7)	(110.4)
Deferred lease revenues	32.7	104.2	135.1
Other	.3	(3.4)	(45.5)
Net Cash Provided by Operating Activities	795.4	625.7	667.4

INVESTING ACTIVITIES:

Finance receivables originated	(1,829.3)	(1,560.1)	(2,256.5)
Collections on finance receivables	1,869.7	1,897.9	1,729.5
Net (increase) decrease in wholesale receivables	(205.1)	45.5	.6
Marketable securities purchases	(659.3)	(636.8)	(268.6)
Marketable securities sales and maturities	537.1	628.6	408.5
Acquisition of property, plant and equipment	(78.8)	(83.9)	(142.9)
Acquisition of equipment for operating leases	(261.4)	(225.4)	(225.0)
Proceeds from asset disposals	28.5	18.8	36.1
Other	5.6	(9.5)	(7.1)
Net Cash (Used in) Provided by Investing Activities	(593.0)	75.1	(725.4)

FINANCING ACTIVITIES:

Cash dividends paid	(123.0)	(168.4)	(217.5)
Purchase of treasury shares			(105.8)
Stock option transactions	22.4	12.0	13.0
Net increase (decrease) in commercial paper and bank loans	12.7	(337.7)	198.4
Proceeds from long-term debt	867.4	458.8	819.0
Payments on long-term debt	(938.6)	(517.2)	(629.0)
Net Cash (Used in) Provided by Financing Activities	(159.1)	(552.5)	78.1
Effect of exchange rate changes on cash	74.5	(29.8)	(11.8)
Net Increase in Cash and Cash Equivalents	117.8	118.5	8.3
Cash and cash equivalents at beginning of year	655.2	536.7	528.4
Cash and cash equivalents at end of year	$773.0	$655.2	$536.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2002	2001	2000
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:

Balance at beginning of year	$79.2	$78.8	$78.3
Treasury stock retirement	(2.4)
50% stock dividend	38.6
Stock options exercised	.5	.4	.3
Other stock compensation			.2
Balance at end of year	115.9	79.2	78.8

ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year	658.1	643.0	626.9
Treasury stock retirement	(103.4)
50% stock dividend	(38.6)
Stock options exercised and tax benefit	25.3	14.8	11.7
Other stock compensation	4.4	.3	4.4
Balance at end of year	545.8	658.1	643.0

RETAINED EARNINGS:

Balance at beginning of year	1,916.5	1,854.1	1,580.9
Net income	372.0	173.6	441.8
Cash dividends declared on common stock, per share: 2002-$1.50; 2001-$.97; 2000-$1.47	(175.2)	(111.2)	(168.6)
Balance at end of year	2,113.3	1,916.5	1,854.1

TREASURY STOCK–AT COST:

Balance at beginning of year	(105.8)	(105.8)
Purchases			(105.8)
Treasury stock retirement	105.8
Balance at end of year		(105.8)	(105.8)

ACCUMULATED OTHER COMPREHENSIVE LOSS:

NET UNREALIZED INVESTMENT GAINS (LOSSES):

Balance at beginning of year	$(2.4)	$(6.8)	$(6.4)
Net unrealized gains (losses)	9.8	4.4	(.4)
Balance at end of year	7.4	(2.4)	(6.8)

MINIMUM PENSION LIABILITY:

Balance at beginning of year	(8.8)
Increase in minimum pension liability	(11.5)	(8.8)
Balance at end of year	(20.3)	(8.8)

ACCUMULATED UNREALIZED NET LOSS ON DERIVATIVE CONTRACTS:

Balance at beginning of year	(37.3)
Net unrealized losses	(2.4)	(37.3)
Balance at end of year	(39.7)	(37.3)

CURRENCY TRANSLATION:

Balance at beginning of year	(246.9)	(214.2)	(169.1)
Translation gains (losses)	125.2	(32.7)	(45.1)
Balance at end of year	(121.7)	(246.9)	(214.2)
Total accumulated other comprehensive loss	$(174.3)	$(295.4)	$(221.0)
Total Stockholders’ Equity	$2,600.7	$2,252.6	$2,249.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31	2002	2001	2000
	(millions of dollars)
Net income	$372.0	$173.6	$441.8
Other comprehensive income (loss), net of tax:
Net unrealized investment gains (losses)	9.8	4.4	(.4)
Minimum pension liability increase	(11.5)	(8.8)
Cumulative effect of accounting change for derivative contracts		(15.7)
Unrealized net loss on derivative contracts	(2.4)	(21.6)
Foreign currency translation gains (losses)	125.2	(32.7)	(45.1)
Net other comprehensive income (loss)	121.1	(74.4)	(45.5)
Comprehensive Income	$493.1	$99.2	$396.3

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (currencies in millions)

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

Goodwill: In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 142, Goodwill and Other Intangible Assets. The Company was required to adopt FAS No. 142 on January 1, 2002. This statement required the cessation of goodwill amortization and that goodwill only be written down for impairments. Prior to January 1, 2002, goodwill was amortized on a straight-line basis for periods ranging from 15 to 25 years. Amortization of goodwill totaled $3.0 in 2001 and 2000. The Company concluded no impairment of goodwill existed upon adoption or when reevaluated in the fourth quarter of 2002. At December 31, 2002, goodwill amounted to $78.6 and $61.4 at December 31, 2001.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note F).

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue are suspended when management determines that collection is not probable (generally after 90 days past due). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (currencies in millions except share and per share amounts)

statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders’ equity.

At December 31, 2002, the euro relative to the U.S. dollar was 18% stronger than at December 31, 2001. This had the effect of increasing stockholders’ equity by $104.8.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. In addition, the Company’s Netherlands subsidiaries generally use the euro as the functional currency for their subsidiaries. Accordingly, for these subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

Net foreign currency translations and transactions decreased net income by $1.8 in 2002, increased net income by $.9 in 2001 and decreased net income by $1.9 in 2000.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $56.0 in 2002, $74.0 in 2001 and $102.0 in 2000.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year adjusted for the dilutive effect of stock options under the treasury stock method.

New Accounting Standards: In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation requires additional disclosures about guarantees and product warranties. Companies must record the fair value of new guarantees issued after December 31, 2002. See Note O for a discussion of PACCAR’s current guarantees and Note I for a discussion of product warranties.

Stock-Based Compensation: See Note Q for a description of PACCAR’s stock compensation plans. Through the end of 2002, the Company used the intrinsic value method of accounting for this plan. Under the intrinsic value method, when the exercise price of option grants equals the market value of the underlying common stock at the date of grant, no compensation expense is reflected in the Company’s net income.

The following table illustrates the effect on net income and earnings per share if PACCAR had recorded as compensation expense the fair value of stock options under the provisions of FAS No. 123, Accounting for Stock-Based Compensation.

	2002	2001	2000
Net income, as reported	$372.0	$173.6	$441.8
Deduct: Fair value of stock compensation, net of tax	(5.5)	(5.7)	(4.7)
Pro forma net income	$366.5	$167.9	$437.1

Earnings per share:
Basic–as reported	$3.22	$1.51	$3.84
Basic–pro forma	3.17	1.46	3.80

Diluted–as reported	3.20	1.50	3.82
Diluted–pro forma	3.15	1.46	3.78

The estimated fair value of stock options granted during 2002, 2001 and 2000 was $13.97, $12.12 and $11.21 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.50%	5.50%	6.87%
Expected volatility of common stock	48%	50%	51%
Dividend yield	4.4%	4.4%	4.5%
Expected life of options	5 years	5 years	5 years

Change in Accounting: Under provisions of FAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, effective January 1, 2003, PACCAR adopted the fair value recognition provisions of FAS No. 123 prospectively for all new employee stock option awards. As the expense of stock options is recognized over the vesting period, amounts included in net income in 2003 and 2004 will be less than if the fair value method were applied retroactively.

Options for 576,100 common shares were granted January 15, 2003. The fair value of this award amounted to $8.5 ($5.3 after - tax). This amount, net of the effect of any forfeitures and cancellations, will be recognized over the next three years as compensation expense.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2002 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (currencies in millions)

B.   INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value, with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2002, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$135.5	$137.9
Tax-exempt securities	367.6	376.1
Other debt securities	21.2	21.3
	$524.3	$535.3

Marketable debt securities at December 31, 2001, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$5.0	$5.2
Tax-exempt securities	397.0	401.7
	$402.0	$406.9

The contractual maturities of debt securities at December 31, 2002, were as follows:

	AMORTIZED COST	FAIR VALUE
Maturities:
One year or less	$86.3	$87.2
After one to five years	438.0	448.1
	$524.3	$535.3

The Company’s investments in marketable equity securities are included in “Goodwill and other.” Cost and fair values at December 31 were as follows:

	2002	2001
Cost	$6.1	$15.7
Fair value	$7.0	$7.0

In 2002, the difference between cost and fair value represented a gross unrealized holding gain. In 2001, the difference represented a gross unrealized holding loss. Gross realized losses on marketable equity securities were $9.3 for the year ended December 31, 2002, and $10.0 for the year ended December 31, 2000. There were no realized gains or losses in 2001.

C.   INVENTORIES

	2002	2001
Inventories at cost:
Finished products	$197.7	$188.1
Work in process and raw materials	238.5	203.0
	436.2	391.1
Less LIFO reserve	(125.6)	(123.3)
	$310.6	$267.8

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 46% of consolidated inventories before deducting the LIFO reserve at December 31, 2002 and 2001.

D.   FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2002	2001
Retail notes and contracts	$2,804.4	$3,015.4
Wholesale financing	634.9	398.7
Direct financing leases	1,540.4	1,380.6
Interest and other receivables	63.3	61.7
	5,043.0	4,856.4
Less allowance for losses	(109.1)	(104.7)
	4,933.9	4,751.7
Unearned interest:
Retail notes and contracts	(90.7)	(130.5)
Direct financing leases	(184.0)	(181.3)
	(274.7)	(311.8)
	$4,659.2	$4,439.9

The Company’s customers are principally concentrated in the United States, which represented 68% of total receivables at December 31, 2002, and 74% at December 31, 2001. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contracted maturity, while others will be extended or renewed.

Annual payments due on retail notes and contracts beginning January 1, 2003, are $1,153.4, $774.5, $507.8, $254.8, $104.8 and $9.1 thereafter.

Annual minimum lease payments due on direct financing leases beginning January 1, 2003, are $463.6, $363.6, $288.4, $183.5, $83.0 and $43.7 thereafter. Estimated residual values included with direct financing leases amounted to $114.6 in 2002 and $98.8 in 2001.

E.   ALLOWANCE FOR LOSSES

The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 1999	$35.7	$81.3
Transfers and other	(11.1)	15.4
Provision for losses	1.2	42.4
Net losses, including translation	(3.0)	(34.5)
Balance, December 31, 2000	22.8	104.6
Provision for losses	.4	86.5
Net losses, including translation	(1.5)	(86.4)
Balance, December 31, 2001	21.7	104.7
Provision for losses	2.1	53.2
Net losses	(.3)	(51.1)
Translation	2.4	2.3
Balance, December 31, 2002	$25.9	$109.1

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

Equipment on operating leases is shown net of accumulated depreciation:

	2002	2001
Equipment on lease	$570.7	$412.7
Less allowance for depreciation	(123.4)	(65.4)
	$447.3	$347.3

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation, with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2002	2001
Deferred lease revenues	$196.7	$167.9
Residual value guarantee	319.7	240.1
	$516.4	$408.0

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2002, the annual amortization of deferred revenue beginning January 1, 2003, is $85.2, $59.7, $32.0, $14.9, $4.0 and $.9 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2003, are $71.4, $108.4, $92.2, $31.4, $13.9 and $2.4 thereafter.

Financial Services:

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2002	2001
Transportation equipment	$392.8	$242.3
Less allowance for depreciation	(81.9)	(54.8)
	$310.9	$187.5

Original terms of operating leases generally average four years, but may range up to 120 months. Annual minimum lease payments due on operating leases beginning January 1, 2003, are $71.4, $78.0, $56.9, $27.8, $6.4 and $.4 thereafter.

G.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2002	2001
Land	$84.7	$79.8
Buildings	516.4	489.0
Machinery and equipment	1,110.5	1,034.0
	1,711.6	1,602.8
Less allowance for depreciation	(893.2)	(774.0)
	$818.4	$828.8

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

H.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2002	2001
Truck and Other:
Accounts payable	$547.7	$452.9
Salaries and wages	111.6	125.1
Warranty and self-insurance reserves	225.7	207.0
Other	264.3	228.2
	$1,149.3	$1,013.2

I.   PRODUCT SUPPORT RESERVES

Warranty reserves include reserves related to new products sales, as well as reserves related to optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts the reserves as appropriate to reflect actual experience.

Changes in warranty and R&M reserves are summarized as follows:

	2002	2001
Beginning balance	$205.5	$219.9
Reductions from payments	(121.5)	(111.9)
Increases to reserves	168.2	104.1
Translation	21.2	(6.6)
	$273.4	$205.5

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2002	2001
Truck and Other:
Accounts payable and accrued expenses	$204.9	$187.7
Deferred taxes and other liabilities	22.3	17.8

Financial Services:
Deferred taxes and other liabilities	46.2
	$273.4	$205.5

J .   LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2010.

Annual minimum rental payments due under noncancellable operating leases beginning January 1, 2003, are $15.0, $9.6, $5.2, $3.0, $2.0 and $1.2 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2002, were $28.5, $30.2 and $28.7.

K.   BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2002	2001
Truck and Other:
Current portion of long-term debt	5.8%	$7.3	$77.8
Commercial paper	2.8%	30.4	23.4
		$37.7	$101.2
Long-term debt:
Fixed rate debt	6.7%	$1.0	$29.9
Commercial paper	5.7%	25.3	31.4
Floating rate debt			42.4
Noninterest-bearing notes		14.9	14.8
		41.2	118.5
Less current portion		(7.3)	(77.8)
		$33.9	$40.7

Interest expense amounted to $5.3, $9.5 and $12.1 for 2002, 2001 and 2000, respectively.

Commercial paper classified as long-term debt is based on management’s ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the five years beginning January 1, 2003, are $7.3, $6.4, $6.3, $6.3 and $14.9 thereafter.

	EFFECTIVE RATE	2002	2001
Financial Services:
Commercial paper	4.0%	$1,987.6	$1,899.4
Bank loans	5.1%	22.2	20.1
		$2,009.8	$1,919.5
Term debt:
Fixed rate	7.9%	$142.8	$356.7
Floating rate	3.6%	1,375.0	1,150.0
		1,517.8	1,506.7
		$3,527.6	$3,426.2

The effective rate is the weighted average rate as of December 31, 2002, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2003, are $655.6, $808.2, $53.6 and $.4.

Consolidated:

Interest paid on consolidated borrowings was $168.3, $210.3 and $245.3 in 2002, 2001 and 2000.

The weighted average interest rate on consolidated commercial paper and bank loans was 3.98%, 4.95% and 6.47% at December 31, 2002, 2001 and 2000.

The Company has line of credit arrangements of $1,500.8, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,447.6 at December 31, 2002, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial. In addition, at December 31, 2002, there was $630.0 of medium-term debt available for issuance under an outstanding shelf registration.

L.   EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

In addition, the Company maintains postretirement medical and life insurance plans covering the majority of its U.S.employees. The medical and life insurance plans reimburse those employees from retirement until age 65 for approximately 50% of their medical costs and provide a nominal death benefit.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

It is Company practice to fund amounts for pensions in accordance with applicable employee benefit and tax laws. The Company elected to contribute $169 million to its pension plans in 2002.

The following data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2002	2001
Weighted Average Assumptions as of December 31:
Discount rate	6.5%	6.8%
Rate of increase in future compensation levels	4.2%	4.4%
Assumed long-term rate of return on plan assets	7.4%	7.8%

	2002	2001
Change in Benefit Obligation:
Benefit obligation at January 1	$602.8	$567.6
Service cost	24.9	24.5
Interest cost	40.3	37.3
Benefits paid	(21.2)	(19.4)
Actuarial loss (gain)	14.1	(9.3)
Foreign currency translation	11.9	(.5)
Participant contributions	2.8	2.7
Settlements and other	(2.6)	(.1)
Benefit obligation at December 31	$673.0	$602.8
Change in Plan Assets:
Fair value of plan assets at January 1	$469.1	$501.4
Employer contributions	169.0	8.7
Actual return on plan assets	(49.0)	(23.1)
Benefits paid	(21.2)	(19.4)
Foreign currency translation	10.0	(1.2)
Participant contributions	2.8	2.7
Settlements	(3.6)
Fair value of plan assets at December 31	$577.1	$469.1

	2002	2001
Funded Status at December 31:
Funded status	$(95.9)	$(133.7)
Unrecognized actuarial loss	144.0	37.6
Unrecognized prior service cost	16.7	19.5
Unrecognized net initial obligation	2.6	2.9
Prepaid benefit (Net liability)	$67.4	$(73.7)
Details of Prepaid Benefit (Net Liability):
Prepaid benefit costs	$70.9	$4.2
Accrued benefit liability	(40.9)	(106.0)
Intangible asset	6.7	14.9
Accumulated other comprehensive loss	30.7	13.2
Prepaid benefit (Net liability)	$67.4	$(73.7)

	2002	2001	2000
Components of Pension Expense:
Service cost	$24.9	$24.5	$27.4
Interest on projected benefit obligation	40.3	37.3	34.7
Expected return on assets	(41.7)	(38.9)	(37.3)
Amortization of prior service costs	2.8	2.9	2.7
Recognized actuarial loss	.8	.5	.6
Other	.8		(2.4)
Net pension expense	$27.9	$26.3	$25.7

Pension expense for multi-employer and foreign-insured plans was $15.4, $12.7 and $12.1 in 2002, 2001 and 2000.

The following data relate to unfunded postretirement medical and life insurance plans:

	2002	2001
Unfunded Status at December 31:
Unfunded status	$(44.2)	$(36.3)
Unrecognized actuarial loss (gain)	2.1	(2.8)
Unrecognized prior service cost	1.0	1.1
Unrecognized net initial obligation	4.2	4.7
Accrued postretirement benefits	$(36.9)	$(33.3)

Change in Benefit Obligation:
Benefit obligation at January 1	$36.3	$33.3
Service cost	1.6	1.5
Interest cost	2.7	2.3
Benefits paid	(1.3)	(.8)
Actuarial loss	4.9
Benefit obligation at December 31	$44.2	$36.3

	2002	2001	2000
Components of Retiree Expense:
Service cost	$1.6	$1.5	$1.7
Interest cost	2.7	2.3	2.2
Recognized prior service cost	.1	.2	.2
Recognized net initial obligation	.5	.4	.5
Curtailment			(.5)
Net retiree expense	$4.9	$4.4	$4.1

The discount rate used for calculating the accumulated plan benefits was 6.8% for 2002 and 7.0% for 2001. The long-term medical inflation rate used was 7.0% for 2002 and 2001 and is expected to remain the same in the future.

Assumed health care cost trends have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on total of service and interest cost components	$.5	$(.4)
Effect on accumulated postretirement benefit obligation	$4.7	$(4.2)

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are nonunion employees located in the United States. Expenses for these plans were $15.0, $13.7 and $15.8 in 2002, 2001 and 2000, respectively.

M.   INCOME TAXES

	2002	2001	2000
Income (Loss) Before Income Taxes:
Domestic	$242.3	$(19.7)	$357.1
Foreign	331.8	275.0	308.0
	$574.1	$255.3	$665.1

Provision (Benefit) for Income Taxes:
Current provision (benefit):
Federal	$34.6	$(19.3)	$78.4
Foreign	106.3	84.1	112.2
State	9.9	(1.0)	13.2
	150.8	63.8	203.8
Deferred provision (benefit):
Federal and state	41.9	11.4	36.7
Foreign	9.4	6.5	(17.2)
	51.3	17.9	19.5
	$202.1	$81.7	$223.3

Reconciliation of Statutory U.S. Tax to Actual
Provision:
Statutory rate	35%	35%	35%
Statutory tax	$200.9	$90.3	$233.4
Effect of:
State income taxes	13.0	2.7	10.5
NOL reserve adjustment			(12.4)
Other	(11.8)	(11.3)	(8.2)
	$202.1	$81.7	$223.3

At December 31:	2002	2001
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$189.9	$174.7
Net operating loss carryforwards	82.0	78.0
Allowance for losses on receivables	34.0	33.7
Unrealized derivative losses	23.4	22.6
Other	25.4	26.9
	354.7	335.9
Valuation reserve	(67.0)	(64.0)
	287.7	271.9
Liabilities:
Financing and leasing activities	(236.8)	(202.6)
Asset capitalization and depreciation	(88.9)	(72.6)
Other	(61.3)	(58.3)
	(387.0)	(333.5)
Net deferred tax liability	$(99.3)	$(61.6)

At December 31:	2002	2001
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$83.9	$95.7
Goodwill and other	19.9	26.8
Deferred taxes and other liabilities	(14.9)	(13.9)
Financial Services:
Other assets	18.3	4.1
Deferred taxes and other liabilities	(206.5)	(174.3)
Net deferred tax liability	$(99.3)	$(61.6)

The Company’s net operating loss carryforwards and valuation reserve relate to Leyland Trucks Ltd. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

United States income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $1,551.0 at December 31, 2002.

Cash paid for income taxes was $111.6, $43.0 and $251.6 in 2002, 2001 and 2000, respectively.

N.   FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value. Fair values are based on quoted market prices.

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

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for the Company’s interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties’ credit standing at current market interest rates. The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Financial instruments of the Company, where the recorded carrying amount is not at fair value, are as follows:

2002	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$41.2	$39.8

Financial Services:
Net receivables	3,276.2	3,338.6
Long-term debt	1,517.8	1,520.9

2001	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$118.5	$115.1

Financial Services:
Net receivables	3,202.9	3,257.1
Long-term debt	1,506.7	1,517.0

O.   COMMITMENTS AND CONTINGENCIES

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

At December 31, 2002, PACCAR had standby letters of credit of $28.2, which guarantee various insurance and financing activities. PACCAR had also guaranteed $18.0 in borrowings of certain independent dealers. The guarantees expire between March 2004 and December 2006. The maximum potential amount of future payments PACCAR could be required to make under the guarantees is $18.0. As of December 31, 2002, PACCAR had recorded a liability of $3.0 for expected payments on outstanding guarantees. The Company is committed, under specific circumstances, to purchase equipment at a cost of $15.2 in 2005, $7.4 in 2006 and $3.5 in 2007. At December 31, 2002, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $117.4. The commitments generally expire in 90 days. The Company had commitments to purchase future production inventory totaling $98.6 and commitments to pay a minimum fixed fee for parts distribution in the United Kingdom of $41.6 at December 31, 2002.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

P.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. Derivative financial agreements are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Minimum credit ratings of the counterparties to these agreements are established and the Company limits its exposure to any single counterparty. At December 31, 2002, the Company had no material exposure to loss in the event of counterparty default.

The Company in the normal course of business enters into the following types of derivative transactions:

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2002, the Company had 208 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,305.6, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counter-party, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. At December 31, 2002, the total net fair value of all interest-rate contracts amounted to a liability of $59.3.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2003, are $902.6, $752.5, $428.4, $157.0 and $65.1. The weighted average pay rate of 4.75% approximates the Company’s net cost of funds. The weighted average receive rate of 2.06% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and the British pound. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within three months. The maximum amount of loss that could be incurred associated with foreign exchange purchase contracts is equal to the fair value of the contracts. At December 31, 2002 and 2001, PACCAR had net foreign exchange purchase contracts outstanding amounting to $215.2 and $167.7 U.S. dollars.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value on the balance sheet. The gain or loss on the effective portion of the hedge arising from the change in fair value is initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Hedge ineffectiveness was immaterial. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss included in other comprehensive income as of December 31, 2002, $31.1 is expected to be reclassified to interest expense in 2003. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s interest-rate risk management strategy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

Q.   STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock available for issuance under these plans is 13.6 million. As of December 31, 2002, the maximum number of shares available for future grants under these plans is 6.9 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/99	2,669,900	$26.00
Granted	886,200	27.83
Exercised	(506,600)	16.54
Cancelled	(78,900)	34.29
Outstanding at 12/31/00	2,970,600	27.98
Granted	808,900	34.42
Exercised	(549,600)	20.99
Cancelled	(71,100)	32.07
Outstanding at 12/31/01	3,158,800	30.75
Granted	659,600	42.31
Exercised	(703,600)	32.45
Cancelled	(99,200)	32.63
Outstanding at 12/31/02	3,015,600	$32.82

The following tables summarize information about stock options outstanding and exercisable at December 31, 2002:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$14.50 – 16.50	209,900	2.9	$15.72
24.42 – 27.83	933,500	6.7	27.34
34.42 – 42.31	1,872,200	7.9	37.47
	3,015,600	7.2	$32.82

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$14.50 – 16.50	209,900	$15.72
24.42 – 24.42	136,000	24.42
35.67 – 35.85	463,800	35.79
	809,700	$28.68

*Weighted Average

See Note A for additional information regarding estimated fair values, Black-Scholes option pricing assumptions and pro forma net income and earnings per share amounts.

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

	2002	2001	2000
Additional shares	823,800	685,400	691,000
Excluded antidilutive shares	—	1,048,400	1,104,400

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (currencies in millions)

R.   STOCKHOLDERS’ EQUITY

Stock Repurchases: For the year ended December 31, 2000, the Company repurchased 2.4 million shares (3.6 million shares after adjustment for the 50% stock dividend) at a total cost of $105.8.

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

Other Comprehensive Income: Following are the items included in other comprehensive income (loss) and the related tax effects:

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2002
Net unrealized investment gains:
Net holding gain	$7.0	$(2.5)	$4.5
Reclassification adjustment	8.6	(3.3)	5.3
Net unrealized gain	15.6	(5.8)	9.8
Minimum pension liability increase	(17.5)	6.0	(11.5)
Net unrealized derivative losses:
Net holding loss	(57.7)	20.5	(37.2)
Reclassification adjustment	55.3	(20.5)	34.8
Net unrealized loss	(2.4)		(2.4)
Currency translation adjustment	125.2		125.2
Total other comprehensive income	$120.9	$.2	$121.1

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2001
Net unrealized investment gains:
Net holding gain	$7.0	$(2.8)	$4.2
Reclassification adjustment	.4	(.2)	.2
Net unrealized gain	7.4	(3.0)	4.4
Minimum pension liability increase	(13.2)	4.4	(8.8)
Net unrealized derivative losses:
Cumulative effect	(25.8)	10.1	(15.7)
Net holding loss	(45.5)	17.4	(28.1)
Reclassification adjustment	10.6	(4.1)	6.5
Net unrealized loss	(60.7)	23.4	(37.3)
Currency translation adjustment	(32.7)		(32.7)
Total other comprehensive income	$(99.2)	$24.8	$(74.4)

2000
Net unrealized investment losses:
Net holding loss	$(6.0)	$1.9	$(4.1)
Reclassification adjustment	5.4	(1.7)	3.7
Net unrealized loss	(.6)	.2	(.4)
Currency translation adjustment	(45.1)		(45.1)
Total other comprehensive income	$(45.7)	$.2	$(45.5)

S.   SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Truck and Financial Services.

The Truck segment is composed of the manufacture of trucks and the distribution of related parts which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States and Europe.

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense.

Sales between reportable segments were insignificant in 2001 and 2000. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $9.2, $14.3 and $19.8 for 2002, 2001 and 2000. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2002	2001	2000
Revenues:
United States	$3,689.5	$2,798.7	$4,498.1
Europe	2,126.4	2,110.1	2,150.8
Other	1,402.7	1,191.7	1,287.6
	$7,218.6	$6,100.5	$7,936.5

Long-lived assets:
Property, plant and equipment, net
United States	$369.2	$400.0	$421.3
The Netherlands	192.6	172.8	185.6
Canada	76.1	79.7	88.0
Other	180.5	176.3	187.7
	$818.4	$828.8	$882.6

Goodwill and other intangibles, net
The Netherlands	$94.8	$76.8	$86.0
Other	1.0	1.0	1.0
	$95.8	$77.8	$87.0

Equipment on operating leases, net
United Kingdom	$256.6	$175.4	$133.0
Mexico	66.8	62.8	59.5
France	122.5	89.6	57.8
United States	122.3	52.0	56.3
Other	190.0	155.0	90.9
	$758.2	$534.8	$397.5

Business Segment Data	2002	2001	2000
Net sales and revenues:
Truck
Total	$6,910.1	$5,575.8	$7,385.8
Less intersegment	(176.9)
External customers	6,733.2	5,575.8	7,385.8
All other	52.8	65.9	71.6
	6,786.0	5,641.7	7,457.4
Financial Services	432.6	458.8	479.1
	$7,218.6	$6,100.5	$7,936.5

Income before income taxes:
Truck	$482.5	$189.1	$512.8
All other	(9.1)	(4.1)	41.0
	473.4	185.0	553.8
Financial Services	72.2	35.0	76.4
Investment income	28.5	35.3	34.9
	$574.1	$255.3	$665.1

Depreciation and amortization:
Truck	$155.7	$127.5	$114.8
Financial Services	49.1	35.4	27.2
All other	13.4	17.0	13.5
	$218.2	$179.9	$155.5

Expenditures for long-lived assets:
Truck	$162.8	$201.2	$252.8
Financial Services	183.5	93.6	78.2
Other	8.0	14.5	36.9
	$354.3	$309.3	$367.9

Segment assets:
Truck	$2,211.7	$1,990.5	$2,118.3
Other	105.1	141.8	128.7
Cash and marketable securities	1,273.4	1,023.1	909.7
	3,590.2	3,155.4	3,156.7
Financial Services	5,112.3	4,758.5	5,114.2
	$8,702.5	$7,913.9	$8,270.9

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington	Ernst & Young LLP
February 18, 2003

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
	(millions except per share data)
Truck and Other Net Sales and Revenues	$6,786.0	$5,641.7	$7,457.4	$8,648.2	$7,577.7
Financial Services Revenues	432.6	458.8	479.1	372.8	317.1
Total Revenues	7,218.6	6,100.5	7,936.5	9,021.0	7,894.8

Net Income	372.0	173.6	441.8	583.6	416.8
Net Income Per Share:
Basic	3.22	1.51	3.84	4.97	3.56
Diluted	3.20	1.50	3.82	4.94	3.53
Cash Dividends Declared	1.50	.97	1.47	1.60	1.47
Total Assets:
Truck and Other	3,590.2	3,155.4	3,156.7	3,350.5	3,159.6
Financial Services	5,112.3	4,758.5	5,114.2	4,582.5	3,635.2
Truck and Other Long-Term Debt	33.9	40.7	124.7	182.2	204.3
Financial Services Debt	3,527.6	3,426.2	3,803.9	3,405.7	2,724.7
Stockholders’ Equity	$2,600.7	$2,252.6	$2,249.1	$2,110.6	$1,764.2

All per share amounts have been restated to give effect to a 50% stock dividend in May 2002.

In 1999 net income included $17.5 for an after-tax gain on sale of a subsidiary.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2002
Truck and Other Net Sales and Revenues	$1,396.7	$1,694.8	$1,886.1	$1,808.4

Truck and Other Gross Profit (Before SG&A and Interest)	140.9	194.8	258.2	244.9

Financial Services Revenues	104.8	107.0	110.2	110.6

Financial Services Gross Profit (Before SG&A)	45.1	47.9	50.1	51.8

Net Income	47.2	73.7	128.9	122.2

Net Income Per Share:
Basic	$.41	$.64	$1.11	$1.06
Diluted	.41	.63	1.11	1.05

	(millions except per share data)
2001
Truck and Other Net Sales and Revenues	$1,407.8	$1,414.6	$1,391.5	$1,427.8

Truck and Other Gross Profit (Before SG&A and Interest)	138.4	138.6	134.3	151.3

Financial Services Revenues	120.4	116.4	111.9	110.1

Financial Services Gross Profit (Before SG&A)	45.0	45.6	47.1	45.8

Net Income	44.3	39.5	39.4	50.4

Net Income Per Share:
Basic	$.39	$.34	$.34	$.44
Diluted	.38	.34	.34	.44

Net income per share amounts have been restated to give effect to a 50% stock dividend in May 2002.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend in May 2002. There were 2,391 record holders of the common stock at December 31, 2002.

2002	CASH DIVIDENDS	STOCK PRICE		2001	CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED	HIGH	LOW	QUARTER	DECLARED	HIGH	LOW
First	$.20	$52.80	$41.17	First	$.20	$36.42	$28.58
Second	.20	51.56	39.77	Second	.20	34.88	28.54
Third	.20	43.91	31.35	Third	.20	43.37	28.50
Fourth	.20	49.50	30.94	Fourth	.20	46.19	31.47
Year-End Extra	.70			Year-End Extra	.17

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

Interest Rate Risks - See Note P for a description of the Company’s exposure to interest rate risks. The following is a sensitivity analysis for the Company’s derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments’ fair values which would result from a 100 basis point increase of the current market rates at December 31, 2002 and 2001.

Fair Value Gains (Losses)	2002	2001
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(9.8)	$(7.3)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	.9	1.1
Interest rate swaps related to commercial paper classified as long-term debt	.9	.7
FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	(30.2)	(33.1)
Liabilities
Debt	.9	3.7
Interest rate swaps related to financial services debt	33.4	23.0
Total	$(3.9)	$(11.9)

Currency Risks - See Note P for a description of the Company’s exposure to currency risks. The following foreign exchange forward contracts were held by the Company related to certain currency exposures. All contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	AVERAGE CONTRACTUAL RATE*	NOTIONAL AMOUNT	FAIR VALUE GAINS (LOSSES)
December 31, 2002
Buy Euro / Sell British Pound	.638	$51.3	$1.1
Buy Euro / Sell Swiss Franc	1.464	2.2
Buy Euro / Sell Czech Koruna	30.790	4.2	.1
Buy Euro / Sell Hungarian Forint	246.300	1.3	(.1)
Buy Euro / Sell Polish Zloty	4.014	5.8
Buy U.S. Dollar / Sell Euro	.996	30.0	(1.6)
Buy U.S. Dollar / Sell British Pound	0.636	114.1	(2.7)
Buy U.S. Dollar / Sell Canadian Dollar	1.564	6.3
Total		$215.2	$(3.2)
December 31, 2001
Buy Euro / Sell British Pound	.623	$42.9	$(.8)
Buy Euro / Sell Swiss Franc	1.473	1.5
Buy Euro / Sell Czech Koruna	32.397	2.8
Buy Euro / Sell Hungarian Forint	247.873	1.5
Buy Euro / Sell Polish Zloty	3.639	5.0	(.2)
Buy U.S. Dollar / Sell Euro	1.119	12.8
Buy U.S. Dollar / Sell British Pound	0.689	95.7	(.2)
Buy U.S. Dollar / Sell Canadian Dollar	1.586	5.5
Total		$167.7	$(1.2)

*Stated in terms of selling currency