Form 10-K, Exhibit 13
period 2003-12-31
PACCAR INC
filed 2004-03-12
CIK 75362

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2003	2002	2001
Net sales and revenues:
Truck and Other	$7,721.1	$6,786.0	$5,641.7
Financial Services	473.8	432.6	458.8
	$8,194.9	$7,218.6	$6,100.5
Income before taxes:
Truck and Other	$640.6	$473.4	$185.0
Financial Services	123.6	72.2	35.0
Investment Income	41.3	28.5	35.3
Income taxes	(279.0)	(202.1)	(81.7)
Net income	$526.5	$372.0	$173.6
Diluted earnings per share	$2.99	$2.13	$1.00

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

In 2003, heavy-duty truck industry retail sales in the U.S. and Canada were similar to the prior year at 164,000 units. Peterbilt and Kenworth market share at 23.5% was comparable to their share in 2002.

In Europe, PACCAR’s other major market, DAF and Foden truck sales and revenues were 32% higher than the prior year due to a steady increase in customer demand for DAF’s industry-leading products and a positive impact from the increase in the value of the euro versus the U.S. dollar. PACCAR’s DAF truck brand increased its share of the 15 tonne and above market to 12.7% from 12.0% in 2002.

PACCAR’s net income in 2003 was $526.5 million ($2.99 per diluted share), on revenues of $8.19 billion. This compares to 2002 net income of $372.0 million ($2.13 per diluted share) on revenues of $7.22 billion. Net income increased in 2003 primarily due to improved truck sales and margins in the European and Australian markets, an improvement in Financial Services pre-tax income and higher foreign currency values.

Selling, general and administrative (SG&A) expense for Truck and Other decreased to $345.0 million in 2003 compared to $354.5 million in 2002. The Company continued to vigorously pursue cost reductions as SG&A expense as a percent of sales decreased to a record low of 4.5% in 2003 from 5.2% in 2002. SG&A reduction in 2003 was partially offset by the impact of the weaker U.S. dollar, which had the effect of increasing SG&A by approximately $25 million.

Financial Services revenues increased 10% to $473.8 million in 2003. Financial Services income before taxes increased to a record $123.6 million compared to $72.2 million in 2002 as a result of higher finance margins and lower credit losses.

Investment income of $41.3 million in 2003 was $12.8 million higher than the prior year due to higher asset balances and the absence of a write-down of marketable securities of $10.8 million included in 2002 investment income. Low market interest rates partially offset the benefits of higher balances.

Income taxes as a percentage of pretax income were 34.6% in 2003 compared to 35.2% in the previous year. The lower effective tax rate in 2003 was primarily due to an increase in the proportion of taxable profit earned outside the U.S.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 93% of revenues in 2003 and 2002 and 91% of revenues in 2001. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2003	2002	2001
Truck net sales and revenues	$7,661.2	$6,733.2	$5,575.8
Truck income before taxes	$655.4	$482.5	$189.1

PACCAR Inc and Subsidiaries

2003 Compared to 2002:

PACCAR’s worldwide truck sales and revenues increased $928.0 million to $7.66 billion in 2003 primarily due to higher truck sales in Europe and a $485 million positive impact from the increase in the value of the euro versus the U.S. dollar. Worldwide truck deliveries were 93,000 units, a slight increase compared to 2002.

Truck income before taxes was $655.4 million compared to $482.5 million in 2002. The increase from the prior year was the result of higher margins, ongoing cost-reduction programs and a $55 million favorable impact of the weaker U.S. dollar.

Retail sales of new Class 8 trucks in the U.S. and Canada totaled 164,000 units in 2003, comparable to the 2002 level of 166,000. PACCAR’s Class 8 market share in the U.S. and Canada was also similar to 2002. Kenworth and Peterbilt continued to improve their share of the U.S. and Canada Class 6 and 7 market in 2003, boosting their combined market share to 9.5%.

The European 15 tonne and above truck market decreased slightly to 218,000 units. DAF trucks increased its share of the European heavy-duty market to 12.7% from 12.0% in 2002. DAF also improved its market share to 8.7% from 8.6% in the 6 to 15 tonne market. Sales in Europe represented approximately 35% of PACCAR’s total Truck and Other net sales and revenue in 2003, compared to 31% in 2002.

PACCAR also has a significant market presence in Mexico and Australia. Combined sales and profits of Mexico and Australia were higher by 19% and 63%, respectively, in 2003 compared to 2002. These markets represented approximately 11% of sales and 18% of profits during 2003, compared to 11% of sales and 15% of profits in 2002.

Sales and profits from trucks sold to export customers in South America, Africa and Asia improved in 2003 versus 2002.

PACCAR’s worldwide aftermarket parts revenues increased in 2003 compared to 2002. Parts operations in North America and Europe benefited from a growing truck population, the addition of a parts warehouse in the U.K. and successful integration of PACCAR technology with dealer business systems to improve responsiveness to customer needs.

Research and development expense totaled $81.1 million in 2003, an increase of $25.1 million from 2002, reflecting additional projects focused on new truck designs, technological innovations and continued improvement in industry-leading product quality.

2002 Compared to 2001:

PACCAR’s worldwide truck sales and revenues increased 21% to $6.73 billion in 2002 primarily as a result of higher truck sales volume in North America. Truck income before taxes was $482.5 million compared to $189.1 million earned in 2001 due to higher sales and margins and vigorous cost control.

Retail sales of new Class 8 trucks in the U.S. and Canada were 166,000 in 2002, a 5% increase from the 2001 level of 158,000. PACCAR’s Class 8 retail sales increased approximately 27% from 2001 levels and market share increased to 23.6% from 19.6% in 2001.

The European heavy-duty truck market decreased 11% to 220,000 units. The success of 2002 and 2001 product introductions resulted in improved heavy-duty market share for PACCAR’s DAF truck brand from 11.3% to 12.0%. Sales in Europe were 31% of PACCAR’s Truck and Other net sales and revenues in 2002 compared to 37% in 2001.

PACCAR’s worldwide aftermarket parts revenues increased in 2002 compared to 2001.

Truck Outlook

In North America, demand for medium- and heavy-duty trucks is expected to improve 10% to 15% during 2004 compared to 2003 as customers replace aging trucks and economic conditions become more favorable.

In Europe, the heavy-duty truck market is expected to be slightly better than 2003 levels, but is dependent on general economic conditions in the euro zone.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products.

In 2001, PACCAR launched the financial operations of its wholly owned subsidiary, PACCAR Financial Europe, which provides finance and leasing products to DAF customers. The Company is phasing out its 49% equity ownership in DAF Financial Services (DFS). DFS ceased writing new business in the second half of 2001. The joint venture had assets of $245 million at December 31, 2003, compared to $425 million at December 31, 2002. The $42 million investment in this joint venture is recorded under the equity method and is included in Financial Services other assets.

	2003	2002	2001
Financial Services:
Average earning assets	$5,139.0	$4,670.0	$4,725.0
Revenues	473.8	432.6	458.8
Income before taxes	123.6	72.2	35.0

2003 Compared to 2002:

Financial Services revenues increased 10% to $473.8 million in 2003 compared to the prior year. The majority of the earning asset increase during 2003 came from PACCAR Financial Europe, which has continued to grow during its second full year of operations in 2003.

Income before taxes increased 71% to $123.6 million in 2003 compared to $72.2 million in 2002. The improvement was primarily due to higher finance margins in the U.S., Canada and Europe and lower credit losses in the U.S. and Canada. Credit losses for the Financial Services segment were $24.2 million in 2003, compared to $51.1 in 2002. The lower credit losses reflect fewer truck repossessions and higher used truck prices. The increase in finance margins in the U.S. and Canada was due to a lower cost of funds, partially offset by a lower yield. The increase in finance margins in Europe was due to an increase in earning assets.

2002 Compared to 2001:

Financial Services revenues decreased to $432.6 million from 2001 due to lower earning asset balances and reduced market interest rates. Average earning assets were slightly lower, despite higher lending volume, due to an excess of collections over loan originations in North America. PACCAR Financial Europe completed its first full year of operations, resulting in growth in the European earning asset base.

Income before taxes more than doubled to $72.2 million due to lower credit losses in the U.S. as well as improved finance margins. Credit losses for the segment were $51.1 million in 2002 compared to $86.4 million in 2001. During 2002, the U.S. finance company experienced steady reductions in the levels of past dues and repossessions as well as a lower loss per repossession resulting from improved used truck prices.

Financial Services Outlook

The outlook for the Financial Services segment is dependent on the generation of new business and by the level of credit losses experienced. Asset growth is likely in Europe and in the U.S. and Canada, consistent with the anticipated improvement in the general economy and the resulting increase in truck sales. Some economic weakness, as well as high fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in a return to higher past-due accounts and repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent less than 1% of net sales for 2003, 2002 and 2001.

LIQUIDITY AND CAPITAL RESOURCES:

	2003	2002	2001
Cash and cash equivalents	$1,347.0	$773.0	$655.2
Marketable securities	377.1	535.3	406.9
	$1,724.1	$1,308.3	$1,062.1

The Company’s cash and marketable securities totaled $1.72 billion at December 31, 2003. This was $415.8 million more than 2002. Cash inflows from operations were used for dividends, capital expenditures, pension contributions, acquisitions of equipment under operating leases, debt repayment and investments in the Financial Services operations.

The Company has a $1.5 billion multiyear bank facility available. The credit facility, $750 million of which matures in 2004 and another $750 million which matures in 2006, is primarily used to provide backup liquidity for the Financial Services commercial paper program. The Company’s strong liquidity position and AA- investment grade credit rating continue to provide financial stability and access to capital markets at competitive interest rates.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper were reduced to $41.5 million as of December 31, 2003, and consists of fixed and floating rate Canadian dollar debt for the construction of the Company’s truck assembly facility in Quebec in 1999.

Expenditures for property, plant and equipment in 2003 totaled $111 million as compared to $78 million in 2002. Over the last five years, the Company’s worldwide capital spending, excluding the Financial Services segment, totaled $665 million.

Spending for capital investments in 2004, including new product development, is expected to increase from 2003 levels. PACCAR is accelerating investments in state-of-the-art technology to improve product design and quality, increase capacity, achieve efficiencies in business processes, enhance the distribution network, as well as develop new manufacturing tooling to support product development plans.

Financial Services

The Company funded its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds was capital contributions and loans from other PACCAR companies in the Truck segment.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. The medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. A $2.5 billion shelf registration filed in 2000 had been fully utilized as of October 20, 2003. PFC filed a new $3 billion shelf registration, which became effective January 16, 2004.

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

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2003:

	Maturity
	Within One Year	More than One Year	Total
Borrowings	$3,095.8	$731.8	$3,827.6
Operating leases	25.8	37.6	63.4
Other obligations	58.2	103.4	161.6
Total	$3,179.8	$872.8	$4,052.6

At the end of 2003, the Company had approximately $4.1 billion of cash commitments, including $3.2 billion maturing within one year. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Approximately $3.8 billion of the cash commitments were related to the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation, the Company’s contractual commitment to acquire future production inventory and a minimum fixed fee for third-party parts distribution in the United Kingdom, all of which are expected to be met from cash generated by operations.

The Company’s other commitments include the following at December 31, 2003:

	Commitment Expiration
	Within One Year	More than One Year	Total
Letters of credit	$34.8	$.3	$35.1
Loan guarantees	1.8	12.5	14.3
Loan and lease commitments	178.4		178.4
Equipment acquisition commitments		53.4	53.4
Residual value guarantees	140.8	226.6	367.4
Total	$355.8	$292.8	$648.6

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire equipment at a guaranteed value if the customer decides to return the equipment at a specified date in the future.

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

Expenditures related to environmental activities were $1.2 million in 2003, compared to $1.9 million in 2002 and $2.6 million in 2001.

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

The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $22.0 million and $51.1 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company’s control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

Allowance for Credit Losses

The establishment of credit loss reserves on financial services receivables is dependent on estimates, including assumptions regarding collectibility of past due accounts, repossession rates and the recovery rate on the underlying collateral. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical data regarding the source, frequency, and cost of warranty claims. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Pension and Other Postretirement Benefits

The Company’s employee pension and other postretirement benefit costs and obligations are governed by Financial Accounting Standards No. 87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect expense in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefits costs and obligations. See Note L to the Financial Statements for more information regarding costs and assumptions for employee benefit plans.

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

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2003	2002	2001
	(millions except per share data)
TRUCK AND OTHER:

Net sales and revenues	$7,721.1	$6,786.0	$5,641.7

Cost of sales and revenues	6,732.0	5,947.2	5,079.1
Selling, general and administrative	345.0	354.5	367.1
Interest and other expense, net	3.5	10.9	10.5
	7,080.5	6,312.6	5,456.7
Truck and Other Income Before Income Taxes	640.6	473.4	185.0

FINANCIAL SERVICES:

Revenues	473.8	432.6	458.8

Interest and other	248.7	237.7	275.3
Selling, general and administrative	72.9	69.5	62.0
Provision for losses on receivables	28.6	53.2	86.5
	350.2	360.4	423.8
Financial Services Income Before Income Taxes	123.6	72.2	35.0

Investment income	41.3	28.5	35.3
Total Income Before Income Taxes	805.5	574.1	255.3
Income taxes	279.0	202.1	81.7
Net Income	$526.5	$372.0	$173.6

Net Income Per Share

Basic	$3.01	$2.15	$1.01
Diluted	$2.99	$2.13	$1.00

Weighted Average Number of Common Shares Outstanding

Basic	174.8	173.3	172.1
Diluted	176.1	174.6	173.1

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2003	2002
	(millions of dollars)
TRUCK AND OTHER:

Current Assets
Cash and cash equivalents	$1,323.2	$738.1
Trade and other receivables, net of allowance for losses (2003 - $14.9 and 2002 - $25.9)	479.1	404.7
Marketable debt securities	377.1	535.3
Inventories	334.5	310.6
Deferred taxes and other current assets	85.0	112.9
Total Truck and Other Current Assets	2,598.9	2,101.6

Equipment on operating leases, net	494.8	447.3
Goodwill and other	347.1	222.9
Property, plant and equipment, net	893.4	818.4
Total Truck and Other Assets	4,334.2	3,590.2

FINANCIAL SERVICES:

Cash and cash equivalents	23.8	34.9
Finance and other receivables, net of allowance for losses (2003 - $119.2 and 2002 - $109.1)	4,994.9	4,659.2
Equipment on operating leases, net	471.0	310.9
Other assets	115.7	107.3
Total Financial Services Assets	5,605.4	5,112.3
	$9,939.6	$8,702.5

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2003	2002
	(millions of dollars)
TRUCK AND OTHER:

Current Liabilities
Accounts payable and accrued expenses	$1,334.4	$1,149.3
Current portion of long-term debt and commercial paper	7.8	37.7
Dividend payable	140.1	71.4
Total Truck and Other Current Liabilities	1,482.3	1,258.4
Long-term debt and commercial paper	33.7	33.9
Residual value guarantees and deferred revenues	560.4	516.4
Deferred taxes and other liabilities	330.5	289.9
Total Truck and Other Liabilities	2,406.9	2,098.6

FINANCIAL SERVICES:

Accounts payable, accrued expenses and other	126.8	125.9
Commercial paper and bank loans	2,263.0	2,009.8
Term debt	1,523.1	1,517.8
Deferred taxes and other liabilities	373.4	349.7
Total Financial Services Liabilities	4,286.3	4,003.2

STOCKHOLDERS’ EQUITY

Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 200.0 million shares, 175.1 million shares issued and outstanding	175.1	115.9
Additional paid-in capital	524.2	545.8
Retained earnings	2,399.2	2,113.3
Accumulated other comprehensive income (loss)	147.9	(174.3)
Total Stockholders’ Equity	3,246.4	2,600.7
	$9,939.6	$8,702.5

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2003	2002	2001
	(millions of dollars)
OPERATING ACTIVITIES:

Net income	$526.5	$372.0	$173.6
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	116.1	118.0	107.5
Equipment on operating leases and other	151.4	100.2	72.4
Provision for losses on financial services receivables	28.6	53.2	86.5
Other	21.7	49.4	41.0
Change in operating assets and liabilities:
(Increase) Decrease in assets other than cash and equivalents:
Receivables	(32.8)	39.3	78.6
Inventories	23.6	(15.9)	23.8
Other	(57.3)	(36.3)	(12.8)
Increase (Decrease) in liabilities:
Accounts payable and accrued expenses	57.5	82.5	(45.7)
Deferred lease revenues	(55.3)	32.7	104.2
Other	38.7	.3	(3.4)
Net Cash Provided by Operating Activities	818.7	795.4	625.7

INVESTING ACTIVITIES:

Finance receivables originated	(1,928.2)	(1,829.3)	(1,560.1)
Collections on finance receivables	1,910.5	1,869.7	1,897.9
Net (increase) decrease in wholesale receivables	(27.8)	(205.1)	45.5
Marketable securities purchases	(945.6)	(659.3)	(636.8)
Marketable securities sales and maturities	1,097.9	537.1	628.6
Acquisition of property, plant and equipment	(111.2)	(78.8)	(83.9)
Acquisition of equipment for operating leases	(258.1)	(261.4)	(225.4)
Proceeds from asset disposals	30.9	28.5	18.8
Other	(7.7)	5.6	(9.5)
Net Cash (Used in) Provided by Investing Activities	(239.3)	(593.0)	75.1

FINANCING ACTIVITIES:

Cash dividends paid	(171.9)	(123.0)	(168.4)
Stock option transactions	23.8	22.4	12.0
Net increase (decrease) in commercial paper and bank loans	20.2	12.7	(337.7)
Proceeds from long-term debt	659.2	867.4	458.8
Payments on long-term debt	(662.0)	(938.6)	(517.2)
Net Cash Used in Financing Activities	(130.7)	(159.1)	(552.5)
Effect of exchange rate changes on cash	125.3	74.5	(29.8)
Net Increase in Cash and Cash Equivalents	574.0	117.8	118.5
Cash and cash equivalents at beginning of year	773.0	655.2	536.7
Cash and cash equivalents at end of year	$1,347.0	$773.0	$655.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2003	2002	2001
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$115.9	$79.2	$78.8
Treasury stock retirement		(2.4)
50% stock dividend	58.4	38.6
Stock options exercised	.8	.5	.4
Balance at end of year	175.1	115.9	79.2

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	545.8	658.1	643.0
Treasury stock retirement		(103.4)
50% stock dividend	(58.4)	(38.6)
Stock options exercised and tax benefit	32.9	25.3	14.8
Other stock compensation	3.9	4.4	.3
Balance at end of year	524.2	545.8	658.1

RETAINED EARNINGS:
Balance at beginning of year	2,113.3	1,916.5	1,854.1
Net income	526.5	372.0	173.6
Cash dividends declared on common stock, per share: 2003-$1.37; 2002-$1.00; 2001-$.64	(240.6)	(175.2)	(111.2)
Balance at end of year	2,399.2	2,113.3	1,916.5

TREASURY STOCK–AT COST:
Balance at beginning of year		(105.8)	(105.8)
Treasury stock retirement		105.8
Balance at end of year			(105.8)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
NET UNREALIZED INVESTMENT GAINS (LOSSES):
Balance at beginning of year	$7.4	$(2.4)	$(6.8)
Net unrealized gains	2.1	9.8	4.4
Balance at end of year	9.5	7.4	(2.4)

MINIMUM PENSION LIABILITY:
Balance at beginning of year	(20.3)	(8.8)
Decrease (Increase) in minimum pension liability	17.1	(11.5)	(8.8)
Balance at end of year	(3.2)	(20.3)	(8.8)

ACCUMULATED UNREALIZED NET LOSS ON DERIVATIVE CONTRACTS:
Balance at beginning of year	(39.7)	(37.3)
Net unrealized gains (losses)	24.6	(2.4)	(37.3)
Balance at end of year	(15.1)	(39.7)	(37.3)

CURRENCY TRANSLATION:
Balance at beginning of year	(121.7)	(246.9)	(214.2)
Translation gains (losses)	278.4	125.2	(32.7)
Balance at end of year	156.7	(121.7)	(246.9)
Total accumulated other comprehensive income (loss)	$147.9	$(174.3)	$(295.4)
Total Stockholders’ Equity	$3,246.4	$2,600.7	$2,252.6

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31	2003	2002	2001
	(millions of dollars)
Net income	$526.5	$372.0	$173.6
Other comprehensive income (loss), net of tax:
Net unrealized investment gains	2.1	9.8	4.4
Minimum pension liability decrease (increase)	17.1	(11.5)	(8.8)
Cumulative effect of accounting change for derivative contracts			(15.7)
Unrealized net gain (loss) on derivative contracts	24.6	(2.4)	(21.6)
Foreign currency translation gains (losses)	278.4	125.2	(32.7)
Net other comprehensive income (loss)	322.2	121.1	(74.4)
Comprehensive Income	$848.7	$493.1	$99.2

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.            SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in two segments: (1) the manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR’s sales and revenues are derived primarily from its operations in the United States and Europe. The Company also operates in Canada, Australia and Mexico.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where PACCAR has a 20% to 50% ownership interest.

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

Goodwill and other intangible assets: In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 142, Goodwill and Other Intangible Assets. The Company was required to adopt FAS No. 142 on January 1, 2002. This statement required the cessation of goodwill amortization and that goodwill only be written down for impairments. Prior to January 1, 2002, goodwill was amortized on a straight-line basis for periods ranging from 15 to 25 years. Amortization of goodwill totaled $3.0 in 2001. The Company concluded no impairment of goodwill and other intangible assets existed upon adoption or when reevaluated in 2003 and 2002. At December 31, 2003, net goodwill and other intangible assets amounted to $122.4 and $95.8 at December 31, 2002. The 2003 increase is primarily due to currency translation effect.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note F).

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

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are

December 31, 2003, 2002 and 2001 (currencies in millions except share and per share amounts)

translated at year-end exchange rates and all income statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders’ equity.

At December 31, 2003, the value of the U.S. dollar was lower than the euro and other primary functional currencies of the Company at December 31, 2002. This had the effect of increasing stockholders’ equity by $278.4.

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

Net foreign currency translations and transactions increased net income by $1.1 in 2003, decreased net income by $1.8 in 2002 and increased net income by $.9 in 2001.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $81.1 in 2003, $56.0 in 2002 and $74.0 in 2001.

Stock Dividend: On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004. For all years presented in this report, all share and per share data have been restated for the effect of the 50% dividend.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year adjusted for the dilutive effect of stock options under the treasury stock method.

New Accounting Standards: In December 2003, the Financial Accounting Standards Board issued a revision to FAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows and other relevant information. See Note L for a discussion of the Company’s benefit plans.

Stock-Based Compensation: Effective January 1, 2003, PACCAR prospectively adopted FAS No. 123, Accounting for Stock-Based Compensation, for all new employee stock option awards. As the expense of stock options is recognized over the vesting period, amounts included in net income in 2003 and 2004 will be less than if the fair value method were applied retroactively.

Through the end of 2002, PACCAR used the intrinsic value method of accounting for its stock compensation plans. Under the intrinsic value method, when the exercise price of option grants equals the market value of the underlying common stock at the date of grant, no compensation expense was reflected in the Company’s net income.

The following table illustrates the effect on net income and earnings per share if PACCAR had recorded as compensation expense the fair value of stock options under the provisions of FAS No. 123, since its original effective date:

	2003	2002	2001
Net income, as reported	$526.5	$372.0	$173.6
Add: Stock-based compensation included in net income, net of related tax effects	1.7
Deduct: Fair value of stock compensation, net of tax	(4.7)	(5.5)	(5.7)
Pro forma net income	$523.5	$366.5	$167.9

Earnings per share:
Basic–as reported	$3.01	$2.15	$1.01
Basic–pro forma	2.99	2.11	0.98

Diluted–as reported	2.99	2.13	1.00
Diluted–pro forma	2.97	2.10	0.97

The estimated fair value of stock options granted during 2003, 2002 and 2001 was $9.82, $9.31 and $8.08 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.21%	4.50%	5.50%
Expected volatility of common stock	48%	48%	50%
Dividend yield	4.4%	4.4%	4.4%
Expected life of options	5 years	5 years	5 years

See Note Q for a description of PACCAR’s stock compensation plans.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2003 presentation.

December 31, 2003, 2002 and 2001 (currencies in millions)

B.            INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized. Gross realized gains and losses on marketable debt securities were $5.1 and $.7 respectively for the year ended December 31, 2003. Gross realized gains and losses on marketable debt securities were not significant in 2002 and 2001. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2003, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$24.2	$24.5
Tax-exempt securities	347.8	352.6
	$372.0	$377.1

Marketable debt securities at December 31, 2002, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$135.5	$137.9
Tax-exempt securities	367.6	376.1
Other debt securities	21.2	21.3
	$524.3	$535.3

The contractual maturities of debt securities at December 31, 2003, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$50.2	$50.3
One to five years	321.8	326.8
	$372.0	$377.1

The Company’s investments in marketable equity securities are included in “Goodwill and other.” Cost and fair values at December 31 were as follows:

	2003	2002
Cost	$4.9	$6.1
Fair value	$15.1	$7.0

Gross realized gains on marketable equity securities were $.7 for the year ended December 31, 2003, and gross realized losses were $9.3 for the year ended December 31, 2002. There were no realized gains or losses in 2001.

C.            INVENTORIES

	2003	2002
Inventories at cost:
Finished products	$247.9	$197.7
Work in process and raw materials	213.3	238.5
	461.2	436.2
Less LIFO reserve	(126.7)	(125.6)
	$334.5	$310.6

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 39% and 46% of consolidated inventories before deducting the LIFO reserve at December 31, 2003 and 2002, respectively.

D.            FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2003	2002
Retail notes and contracts	$2,901.1	$2,804.4
Wholesale financing	727.4	634.9
Direct financing leases	1,695.5	1,540.4
Interest and other receivables	71.2	63.3
	5,395.2	5,043.0
Less allowance for losses	(119.2)	(109.1)
	5,276.0	4,933.9
Unearned interest:
Retail notes and contracts	(91.7)	(90.7)
Direct financing leases	(189.4)	(184.0)
	(281.1)	(274.7)
	$4,994.9	$4,659.2

The majority of the Company’s customers are located in the United States, which represented 60% of total receivables at December 31, 2003, and 68% at December 31, 2002.  Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contract maturity, while others will be extended or renewed.

Annual payments due on retail notes and contracts beginning January 1, 2004, are $1,127.9, $786.1, $537.4, $309.9, $126.3 and $13.5 thereafter.

Annual minimum lease payments due on direct financing leases beginning January 1, 2004, are $491.1, $414.2, $324.5, $194.5, $95.3 and $46.3 thereafter. Estimated residual values included with direct financing leases amounted to $129.6 in 2003 and $114.6 in 2002.

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

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 2000	$22.8	$104.6
Provision for losses	.4	86.5
Net losses, including translation	(1.5)	(86.4)
Balance, December 31, 2001	21.7	104.7
Provision for losses	2.1	53.2
Net losses	(.3)	(51.1)
Translation	2.4	2.3
Balance, December 31, 2002	25.9	109.1
Provision for losses	(8.6)	28.6
Net losses	(4.8)	(24.2)
Translation	2.4	5.7
Balance, December 31, 2003	$14.9	$119.2

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

Equipment on operating leases is shown net of accumulated depreciation:

	2003	2002
Equipment on lease	$668.7	$570.7
Less allowance for depreciation	(173.9)	(123.4)
	$494.8	$447.3

When the equipment is sold subject to an RVG, the full sales price is received from the customer.  A liability is established for the residual value obligation, with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2003	2002
Deferred lease revenues	$193.0	$196.7
Residual value guarantee	367.4	319.7
	$560.4	$516.4

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2003, the annual amortization of deferred revenue beginning January 1, 2004, is $90.3, $54.0, $31.3, $12.6, $4.0 and $.8 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2004, are $140.8, $110.2, $64.6, $34.9, $14.2 and $2.7 thereafter.

Financial Services:

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2003	2002
Transportation equipment	$607.8	$392.8
Less allowance for depreciation	(136.8)	(81.9)
	$471.0	$310.9

Original terms of operating leases generally average four years. Annual minimum lease payments due on operating leases beginning January 1, 2004, are $157.0, $109.3, $100.8, $43.5, $6.6 and $.2 thereafter.

G.            PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2003	2002
Land	$92.7	$84.7
Buildings	580.1	516.4
Machinery and equipment	1,273.0	1,110.5
	1,945.8	1,711.6
Less allowance for depreciation	(1,052.4)	(893.2)
	$893.4	$818.4

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

H.            ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2003	2002
Truck and Other:
Accounts payable	$662.6	$547.7
Salaries and wages	118.0	111.6
Product support reserves	216.4	204.9
Other	337.4	285.1
	$1,334.4	$1,149.3

I.                 PRODUCT SUPPORT RESERVES

Product support reserves include warranty reserves related to new products sales, as well as reserves related to optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts the reserves as appropriate to reflect actual experience.

Changes in warranty and R&M reserves are summarized as follows:

	2003	2002
Beginning balance	$273.4	$205.5
Reductions from payments	(159.2)	(121.5)
Increases to reserves	153.3	168.2
Translation	33.0	21.2
	$300.5	$273.4

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2003	2002
Truck and Other:
Accounts payable and accrued expenses	$216.4	$204.9
Deferred taxes and other liabilities	28.7	22.3

Financial Services:
Deferred taxes and other liabilities	55.4	46.2
	$300.5	$273.4

J.              LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2010.

Annual minimum rental payments due under non-cancellable operating leases beginning January 1, 2004, are $25.8, $15.1, $8.4, $4.6, $2.9 and $6.6 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2003, were $29.9, $28.5 and $30.2.

K.            BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2003	2002
Truck and Other:
Current portion of long-term debt	5.7%	$7.8	$7.3
Commercial paper			30.4
		$7.8	$37.7
Long-term debt:
Fixed rate debt			$1.0
Commercial paper	5.7%	$23.3	25.3
Noninterest-bearing notes		18.2	14.9
		41.5	41.2
Less current portion		(7.8)	(7.3)
		$33.7	$33.9

Interest expense amounted to $3.4, $5.3 and $9.5 for 2003, 2002 and 2001, respectively.

Commercial paper classified as long-term debt is based on management’s ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the years 2004 through 2006 are $7.8, $7.8 and $7.7, respectively, and $18.2 matures in 2011.

	EFFECTIVE RATE	2003	2002
Financial Services:
Commercial paper	3.4%	$2,231.6	$1,987.6
Bank loans	4.4%	31.4	22.2
		$2,263.0	$2,009.8
Term debt:
Fixed rate	6.0%	$94.6	$142.8
Floating rate	2.6%	1,428.5	1,375.0
		1,523.1	1,517.8
		$3,786.1	$3,527.6

The effective rate is the weighted average rate as of December 31, 2003, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2004, are $825.0, $592.2, $104.8 and $1.1.

Consolidated:

Interest paid on consolidated borrowings was $137.9, $168.3 and $210.3 in 2003, 2002 and 2001.

The weighted average interest rate on consolidated commercial paper and bank loans was 3.45%, 3.98% and 4.95% at December 31, 2003, 2002 and 2001.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes. The medium-term notes are issued by PACCAR Financial Corp (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. A $2,500.0 shelf registration filed in 2000 had been fully utilized as of October 20, 2003.  PFC filed a new $3,000.0 shelf registration, which became effective January 16, 2004.

The Company has line of credit arrangements of $1,756.6, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,697.6 at December 31, 2003, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

L.             EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

It is Company practice to fund amounts for pensions in accordance with applicable employee benefit and tax laws. The Company elected to contribute $75.8 to its pension plans in 2003 and $169.0 in 2002. The Company expects to contribute in the range of $30 to $70 to its pension plans in 2004, of which $6 is estimated to be needed to satisfy minimum funding requirements.

Plan assets are invested in a diversified mix of equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and maintain liquidity sufficient to fund current benefit payments. The Company periodically assesses allocation of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type.

The following information details the allocation of plan assets by investment type:

		Actual
	Target	2003	2002
Plan assets allocation as of December 31:
Equity securities	57 - 63%	59.9%	59.6%
Debt securities	37 - 43%	40.1	40.4
Total		100.0%	100.0%

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans, was $685 for 2003 and $580 for 2002.

The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2003	2002
Weighted Average Assumptions as of December 31:
Discount rate	6.1%	6.5%
Rate of increase in future compensation levels	4.2%	4.2%
Assumed long-term rate of return on plan assets	7.4%	7.4%

Change in Projected Benefit Obligation:
Benefit obligation at January 1	$673.0	$602.8
Service cost	27.0	24.9
Interest cost	44.2	40.3
Benefits paid	(26.1)	(21.2)
Actuarial loss	50.2	14.1
Foreign currency translation	24.0	11.9
Participant contributions	3.2	2.8
Plan amendment	6.2	.2
Settlements and other	(2.4)	(2.8)
Projected benefit obligation at December 31	$799.3	$673.0

Change in Plan Assets:
Fair value of plan assets at January 1	$577.1	$469.1
Employer contributions	75.8	169.0
Actual return on plan assets	113.9	(49.0)
Benefits paid	(26.1)	(21.2)
Foreign currency translation	22.3	10.0
Participant contributions	3.2	2.8
Settlements	(2.3)	(3.6)
Fair value of plan assets at December 31	$763.9	$577.1

Funded Status at December 31:
Funded status	$(35.4)	$(95.9)
Unrecognized actuarial loss	136.8	144.0
Unrecognized prior service cost	21.0	16.7
Unrecognized net initial obligation	2.4	2.6
Prepaid benefit	$124.8	$67.4

Details of Prepaid Benefit:
Prepaid benefit costs	$148.0	$70.9
Accrued benefit liability	(28.2)	(40.9)
Intangible asset		6.7
Accumulated other comprehensive loss	5.0	30.7
Prepaid benefit	$124.8	$67.4

Included in the projected benefit obligation above are $34.6 at December 31, 2003 and $27.6 at December 31, 2002 related to an unfunded supplemental plan.

	2003	2002	2001
Components of Pension Expense:
Service cost	$27.0	$24.9	$24.5
Interest on projected benefit obligation	44.2	40.3	37.3
Expected return on assets	(48.5)	(41.7)	(38.9)
Amortization of prior service costs	2.9	2.8	2.9
Recognized actuarial loss	4.1	.8	.5
Other	.3	.8
Net pension expense	$30.0	$27.9	$26.3

Pension expense for multi-employer and foreign-insured plans was $19.3, $15.4 and $12.7 in 2003, 2002 and 2001.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $16.1, $15.0 and $13.7 in 2003, 2002 and 2001.

In addition, the Company maintains postretirement medical and life insurance plans covering the majority of its U.S. employees. The medical and life insurance plans generally reimburse those employees from retirement until age 65 for approximately 50% of their medical costs and provide a nominal death benefit.

The following data relate to unfunded postretirement medical and life insurance plans:

		2003	2002
Unfunded Status at December 31:
Unfunded status		$(51.2)	$(44.2)
Unrecognized actuarial loss		5.5	2.1
Unrecognized prior service cost		.9	1.0
Unrecognized net initial obligation		3.7	4.2
Accrued postretirement benefits		$(41.1)	$(36.9)

Change in Projected Benefit Obligation:
Benefit obligation at January 1		$44.2	$36.3
Service cost		1.7	1.6
Interest cost		2.9	2.7
Benefits paid		(1.0)	(1.3)
Actuarial loss		3.4	4.9
Projected benefit obligation at December 31		$51.2	$44.2

	2003	2002	2001
Components of Retiree Expense:
Service cost	$1.7	$1.6	$1.5
Interest cost	2.9	2.7	2.3
Recognized prior service cost	.1	.1	.2
Recognized net initial obligation	.5	.5	.4
Net retiree expense	$5.2	$4.9	$4.4

The discount rate used for calculating the accumulated plan benefits was 6.3% for 2003 and 6.8% for 2002. The long-term medical inflation rate used was 7.0% for 2003 and 2002 and is expected to remain the same in the future.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on annual total of service and interest cost components	$.5	$(.5)
Effect on accumulated postretirement benefit obligation	$5.5	$(4.9)

M.          INCOME TAXES

	2003	2002	2001
Income (Loss) Before Income Taxes:
Domestic	$273.6	$242.3	$(19.7)
Foreign	531.9	331.8	275.0
	$805.5	$574.1	$255.3

Provision (Benefit) for Income Taxes:
Current provision (benefit):
Federal and state	$67.0	$44.5	$(20.3)
Foreign	195.8	106.3	84.1
	262.8	150.8	63.8
Deferred provision (benefit):
Federal and state	33.4	41.9	11.4
Foreign	(17.2)	9.4	6.5
	16.2	51.3	17.9
	$279.0	$202.1	$81.7

Reconciliation of Statutory U.S. Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$281.9	$200.9	$90.3
Effect of:
State income taxes	8.7	7.4	(.3)
Other	(11.6)	(6.2)	(8.3)
	$279.0	$202.1	$81.7

At December 31:	2003	2002
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$211.5	$189.9
Net operating loss carryforwards	84.0	82.0
Allowance for losses on receivables	41.8	39.7
Unrealized derivative losses	9.8	23.4
Other	26.6	19.7
	373.7	354.7
Valuation reserve	(68.0)	(67.0)
	305.7	287.7
Liabilities:
Leasing activities	(257.6)	(236.8)
Asset capitalization and depreciation	(89.3)	(88.9)
Other	(96.2)	(61.3)
	(443.1)	(387.0)
Net deferred tax liability	$(137.4)	$(99.3)

At December 31:	2003	2002
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$53.6	$83.9
Goodwill and other	38.2	19.9
Deferred taxes and other liabilities	(19.4)	(14.9)
Financial Services:
Other assets	23.6	18.3
Deferred taxes and other liabilities	(233.4)	(206.5)
Net deferred tax liability	$(137.4)	$(99.3)

The Company’s net operating loss carryforwards and valuation reserve relate to Leyland Trucks Ltd.  These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

United States income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $2,049.3 at December 31, 2003.

Cash paid for income taxes was $246.0, $111.6 and $43.0 in 2003, 2002 and 2001, respectively.

N.            FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value. Fair values are based on quoted market prices (see Note B).

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

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for the Company’s interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties’ credit standing at current market interest rates (see Note P). The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates (see Market Risks and Derivative Instruments).

Trade Receivables and Payables: Carrying amounts approximate fair value.

Financial instruments of the Company, where the recorded carrying amount is not at fair value, are as follows:

2003	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$41.5	$39.8

Financial Services:
Net receivables	3,454.7	3,470.6
Long-term debt	1,523.1	1,524.7

2002	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$41.2	$39.8

Financial Services:
Net receivables	3,276.2	3,338.6
Long-term debt	1,517.8	1,520.9

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

At December 31, 2003, PACCAR had standby letters of credit of $35.1, which guarantee various insurance and financing activities. PACCAR had also guaranteed $14.3 in borrowings of certain independent dealers. The guarantees expire between May 2004 and July 2008. The maximum potential amount of future payments PACCAR could be required to make under the guarantees is $14.3.  As of December 31, 2003, PACCAR had recorded a liability of $3.8 for outstanding guarantees. The Company is committed, under specific circumstances, to purchase equipment at a cost of $30.4 in 2005, $14.9 in 2006 and $8.1 in 2007. At December 31, 2003, PACCAR’s Financial Services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $178.4. The commitments generally expire in 90 days. The Company had commitments to purchase future production inventory totaling $104.3 and commitments to pay a minimum fixed fee for parts distribution in the United Kingdom of $29.0 at December 31, 2003.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

P.             DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. Derivative financial agreements are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Minimum credit ratings of the counterparties to these agreements are established and the Company limits its exposure to any single counterparty. At December 31, 2003, the Company had no material exposure to loss in the event of counterparty default.

The Company in the normal course of business enters into the following types of derivative transactions:

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2003, the Company had 235 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,471.5, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total net fair value of all interest-rate contracts amounted to a liability of $45.1 at December 31, 2003, and a liability of $59.3 at December 31, 2002.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2004, are $868.2, $863.0, $473.6, $222.2 and $44.5. The weighted average pay rate of 3.93% approximates the Company’s net cost of funds. The weighted average receive rate of 1.85% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and the British pound. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within three months. The maximum amount of loss that could be incurred associated with foreign exchange purchase contracts is equal to the fair value of the contracts.  At December 31, 2003 and 2002, PACCAR had net foreign exchange purchase contracts outstanding amounting to $327.2 and $215.2 U.S. dollars.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value on the balance sheet. The gain or loss on the effective portion of the hedge arising from the change in fair value is initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Hedge ineffectiveness was immaterial. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss/gain included in other comprehensive income as of December 31, 2003, $20.7 is expected to be reclassified to interest expense in 2004. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s interest-rate risk management strategy.

December 31, 2003, 2002 and 2001 (currencies in millions except share and per share amounts)

Q.           STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company’s common stock. The plans contain antidilution provisions. Consequently, the following data has been restated to reflect the Company’s 50% stock dividend. The maximum number of shares of the Company’s common stock available for issuance under these plans is 20.4 million. As of December 31, 2003, the maximum number of shares available for future grants under these plans is 9.7 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/00	4,455,900	$18.65
Granted	1,213,300	22.94
Exercised	(824,400)	13.99
Cancelled	(106,600)	21.38
Outstanding at 12/31/01	4,738,200	20.50
Granted	989,300	28.21
Exercised	(1,055,300)	21.63
Cancelled	(148,900)	21.75
Outstanding at 12/31/02	4,523,300	21.88
Granted	864,100	31.40
Exercised	(1,267,600)	19.31
Cancelled	(229,600)	26.45
Outstanding at 12/31/03	3,890,200	$24.56

The following tables summarize information about stock options outstanding and exercisable at December 31, 2003:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$9.67-11.00	219,000	1.9	$10.38
16.28-18.56	575,600	5.4	17.98
22.94-23.90	1,393,200	6.5	23.18
28.20-31.40	1,702,400	8.5	29.75
	3,890,200	7.0	$24.56

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$9.67-11.00	219,000	$10.38
16.28-18.56	575,600	17.98
23.78-23.90	356,900	23.86
	1,151,500	$18.35

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

	2003	2002	2001
Additional shares	1,218,600	1,235,700	1,028,100
Excluded antidilutive shares	—	—	1,572,600

December 31, 2003, 2002 and 2001 (currencies in millions)

R.            STOCKHOLDERS’ EQUITY

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

Other Comprehensive Income: Following are the items included in other comprehensive income (loss) and the related tax effects:

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2003
Net unrealized investment gains:
Net holding gain	$9.1	$(3.5)	$5.6
Reclassification adjustment	(5.7)	2.2	(3.5)
Net unrealized gain	3.4	(1.3)	2.1
Minimum pension liability decrease	25.8	(8.7)	17.1
Net unrealized derivative gains (losses):
Net holding loss	(12.4)	5.6	(6.8)
Reclassification adjustment	50.6	(19.2)	31.4
Net unrealized gain	38.2	(13.6)	24.6
Currency translation adjustment	278.4		278.4
Total other comprehensive income	$345.8	$(23.6)	$322.2

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2002
Net unrealized investment gains:
Net holding gain	$7.0	$(2.5)	$4.5
Reclassification adjustment	8.6	(3.3)	5.3
Net unrealized gain	15.6	(5.8)	9.8
Minimum pension liability increase	(17.5)	6.0	(11.5)
Net unrealized derivative losses:
Net holding loss	(57.7)	20.5	(37.2)
Reclassification adjustment	55.3	(20.5)	34.8
Net unrealized loss	(2.4)		(2.4)
Currency translation adjustment	125.2		125.2
Total other comprehensive income	$120.9	$.2	$121.1

2001
Net unrealized investment gains:
Net holding gain	$7.0	$(2.8)	$4.2
Reclassification adjustment	.4	(.2)	.2
Net unrealized gain	7.4	(3.0)	4.4
Minimum pension liability increase	(13.2)	4.4	(8.8)
Net unrealized derivative losses:
Cumulative effect	(25.8)	10.1	(15.7)
Net holding loss	(45.5)	17.4	(28.1)
Reclassification adjustment	10.6	(4.1)	6.5
Net unrealized loss	(60.7)	23.4	(37.3)
Currency translation adjustment	(32.7)		(32.7)
Total other comprehensive loss	$(99.2)	$24.8	$(74.4)

Stock Dividend: On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004, to stockholders of record on January 19, 2004, with fractional shares to be paid in cash. This resulted in the issuance of 58,398,302 additional shares and 583 fractional shares paid in cash.

S.             SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Truck and Financial Services.

The Truck segment is composed of the manufacture of trucks and the distribution of related parts, which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States and Europe.

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense. Sales between reportable segments were insignificant in 2001. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $9.3, $9.2 and $14.3 for 2003, 2002 and 2001. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2003	2002	2001
Revenues:
United States	$3,653.9	$3,689.5	$2,798.7
Continental Europe	1,928.3	1,519.1	1,536.6
United Kingdom	872.3	607.3	573.5
Other	1,740.4	1,402.7	1,191.7
	$8,194.9	$7,218.6	$6,100.5

Long-lived assets:
Property, plant and equipment, net
United States	$371.8	$369.2	$400.0
The Netherlands	217.5	192.6	172.8
Canada	88.9	76.1	79.7
Other	215.2	180.5	176.3
	$893.4	$818.4	$828.8

Goodwill and other intangibles, net
The Netherlands	$121.2	$94.8	$76.8
Other	1.2	1.0	1.0
	$122.4	$95.8	$77.8

Equipment on operating leases, net
United Kingdom	$301.8	$256.6	$175.4
Mexico	55.0	66.8	62.8
France	155.3	122.5	89.6
United States	198.7	122.3	52.0
Other	255.0	190.0	155.0
	$965.8	$758.2	$534.8

Business Segment Data
Net sales and revenues:
Truck
Total	$7,894.3	$6,910.1	$5,575.8
Less intersegment	(233.1)	(176.9)
External customers	7,661.2	6,733.2	5,575.8
All other	59.9	52.8	65.9
	7,721.1	6,786.0	5,641.7
Financial Services	473.8	432.6	458.8
	$8,194.9	$7,218.6	$6,100.5

Income before income taxes:
Truck	$655.4	$482.5	$189.1
All other	(14.8)	(9.1)	(4.1)
	640.6	473.4	185.0
Financial Services	123.6	72.2	35.0
Investment income	41.3	28.5	35.3
	$805.5	$574.1	$255.3

Depreciation and amortization:
Truck	$174.3	$155.7	$127.5
Financial Services	83.3	49.1	35.4
All other	10.1	13.4	17.0
	$267.7	$218.2	$179.9

Expenditures for long-lived assets:
Truck	$127.2	$162.8	$201.2
Financial Services	228.1	183.5	93.6
Other	14.0	8.0	14.5
	$369.3	$354.3	$309.3

Segment assets:
Truck	$2,470.6	$2,211.7	$1,990.5
Other	163.3	105.1	141.8
Cash and marketable securities	1,700.3	1,273.4	1,023.1
	4,334.2	3,590.2	3,155.4
Financial Services	5,605.4	5,112.3	4,758.5
	$9,939.6	$8,702.5	$7,913.9

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Seattle, Washington
February 18, 2004

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999
	(millions except per share data)
Truck and Other Net Sales and Revenues	$7,721.1	$6,786.0	$5,641.7	$7,457.4	$8,648.2
Financial Services Revenues	473.8	432.6	458.8	479.1	372.8
Total Revenues	$8,194.9	$7,218.6	$6,100.5	$7,936.5	$9,021.0
Net Income	$526.5	$372.0	$173.6	$441.8	$583.6
Net Income Per Share:
Basic	3.01	2.15	1.01	2.56	3.31
Diluted	2.99	2.13	1.00	2.55	3.29
Cash Dividends Declared	1.37	1.00	.64	.98	1.07
Total Assets:
Truck and Other	4,334.2	3,590.2	3,155.4	3,156.7	3,350.5
Financial Services	5,605.4	5,112.3	4,758.5	5,114.2	4,582.5
Truck and Other Long-Term Debt	33.7	33.9	40.7	124.7	182.2
Financial Services Debt	3,786.1	3,527.6	3,426.2	3,803.9	3,405.7
Stockholders’ Equity	3,246.4	2,600.7	2,252.6	2,249.1	2,110.6

All per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.

In 1999 net income included $17.5 for an after-tax gain on sale of a subsidiary.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2003
Truck and Other Net Sales and Revenues	$1,803.2	$1,895.1	$1,940.2	$2,082.6
Truck and Other Gross Profit (Before SG&A and Interest)	225.2	238.7	244.3	280.9
Financial Services Revenues	113.6	117.1	118.3	124.8
Financial Services Gross Profit (Before SG&A)	52.4	55.0	58.4	59.3
Net Income	110.8	124.1	132.5	159.1
Net Income Per Share (1):
Basic	$.64	$.71	$.76	$.91
Diluted	.63	.71	.75	.90

2002
Truck and Other Net Sales and Revenues	$1,396.7	$1,694.8	$1,886.1	$1,808.4
Truck and Other Gross Profit (Before SG&A and Interest)	140.9	194.8	258.2	244.9
Financial Services Revenues	104.8	107.0	110.2	110.6
Financial Services Gross Profit (Before SG&A)	45.1	47.9	50.1	51.8
Net Income	47.2	73.7	128.9	122.2
Net Income Per Share (1):
Basic	$.27	$.42	$.74	$.70
Diluted	.27	.42	.74	.70

Net income per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.

(1)          The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR.  The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared.  All amounts have been restated to give effect to a 50% stock dividend effective in February 2004. There were 2,287 record holders of the common stock at December 31, 2003.

2003	CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED*	HIGH	LOW

First	$.133	$34.95	$28.39
Second	.147	48.30	33.73
Third	.147	58.00	45.06
Fourth	.147	57.24	49.27
Year-End Extra	.800

2002	CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED*	HIGH	LOW

First	$.133	$35.20	$27.45
Second	.133	34.37	26.51
Third	.133	29.27	20.90
Fourth	.133	33.00	20.63
Year-End Extra	.467

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

*                 The sum of quarterly per share amounts does not equal per share amounts reported for year-to-date periods due to rounding.

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

Interest Rate Risks  - See Note P for a description of the Company’s exposure to interest rate risks. The following is a sensitivity analysis for the Company’s derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments’ fair values which would result from a 100 basis point increase of the current market rates at December 31, 2003 and 2002.

Fair Value Gains (Losses)	2003	2002
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(7.0)	$(9.8)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	.9	.9
Interest rate swaps related to commercial paper classified as long-term debt	.3	.9
FINANCIAL SERVICES:
Assets
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	(35.5)	(30.2)
Liabilities
Debt	1.1	.9
Interest rate swaps related to financial services debt	37.9	33.4
Total	$(2.3)	$(3.9)

Currency Risks  - See Note P for a description of the Company’s exposure to currency risks. The following foreign exchange forward contracts were held by the Company related to certain currency exposures. Substantially all contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	AVERAGE CONTRACTUAL RATE*	NOTIONAL AMOUNT	FAIR VALUE GAINS (LOSSES)
December 31, 2003
Buy Euro / Sell British Pound	.697	$87.3	$1.1
Buy Euro / Sell Swiss Franc	1.555	2.1
Buy Euro / Sell Czech Koruna	32.175	8.8	.1
Buy Euro / Sell Hungarian Forint	266.229	4.3	(.1)
Buy Euro / Sell Polish Zloty	4.643	10.7	.2
Buy British Pound / Sell Euro	1.421	11.5
Buy U.S. Dollar / Sell Euro	.840	45.5	(2.6)
Buy U.S. Dollar / Sell British Pound	.580	111.0	(3.8)
Buy U.S. Dollar / Sell Canadian Dollar	1.319	46.0	(.9)
Total		$327.2	$(6.0)
December 31, 2002
Buy Euro / Sell British Pound	.638	$51.3	$1.1
Buy Euro / Sell Swiss Franc	1.464	2.2
Buy Euro / Sell Czech Koruna	30.790	4.2	.1
Buy Euro / Sell Hungarian Forint	246.300	1.3	(.1)
Buy Euro / Sell Polish Zloty	4.014	5.8
Buy U.S. Dollar / Sell Euro	1.004	30.0	(1.6)
Buy U.S. Dollar / Sell British Pound	.636	114.1	(2.7)
Buy U.S. Dollar / Sell Canadian Dollar	1.564	6.3
Total		$215.2	$(3.2)

*Stated in terms of selling currency