Form 10-K, Exhibit 13
period 2004-12-31
PACCAR INC
filed 2005-03-04
CIK 75362

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2004	2003	2002
Net sales and revenues:
Truck and Other	$10,833.7	$7,721.1	$6,786.0
Financial Services	562.6	473.8	432.6
	$11,396.3	$8,194.9	$7,218.6
Income before taxes:
Truck and Other	$1,139.9	$640.6	$473.4
Financial Services	168.4	123.6	72.2
Investment Income	59.9	41.3	28.5
Income taxes	(461.4)	(279.0)	(202.1)
Net income	$906.8	$526.5	$372.0
Diluted earnings per share	$5.16	$2.99	$2.13

Overview:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A portion of the Company’s revenues and income is derived from the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

In 2004, heavy-duty truck industry retail sales in the U.S. and Canada increased 42% to 233,000 units. Peterbilt and Kenworth achieved a record 24.6% combined market share compared to 23.5% in 2003.

In Europe, PACCAR’s other major market, DAF and Foden truck sales and revenues improved 31% over the prior year due to an increase in customer demand for DAF’s industry-leading products and a positive impact from the increase in the value of the euro versus the U.S. dollar. PACCAR’s DAF truck brand increased its share of the 15 tonne and above market to 12.8% from 12.7% in 2003.

PACCAR’s net income in 2004 was a record $906.8 million ($5.16 per diluted share), on record revenues of $11.40 billion. This compares to 2003 net income of $526.5 million ($2.99 per diluted share) on revenues of $8.19 billion. Net income increased in 2004 primarily due to improved truck and aftermarket parts sales and margins in the Company’s primary markets due to increased demand and an improvement in Financial Services pre-tax income.

Selling, general and administrative (SG&A) expense for Truck and Other increased to $390.4 million in 2004 compared to $345.0 million in 2003. However, as a percent of sales, SG&A expense decreased to a record low of 3.6% in 2004 from 4.5% in 2003. SG&A increased to support higher production levels and technology investments. In addition, the weaker U.S. dollar had the effect of increasing SG&A by approximately $18 million.

Financial Services revenues increased 19% to $562.6 million in 2004. Financial Services income before taxes increased to a record $168.4 million compared to $123.6 million in 2003 as a result of strong asset growth, lower credit losses and excellent finance margins.

Investment income of $59.9 million in 2004 was $18.6 million higher than the prior year due to higher cash and marketable debt securities balances and gains of $14.1 million from the sale of equity securities.

Income taxes as a percentage of pretax income were 33.7% in 2004 compared to 34.6% in 2003. The lower effective tax rate in 2004 was primarily due to a $9.5 million benefit arising from higher expected utilization of NOL carryforwards acquired in 1998 at a United Kingdom subsidiary.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 94% of revenues in 2004 and 93% of revenues in 2003 and 2002. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2004	2003	2002
Truck net sales and revenues	$10,762.3	$7,661.2	$6,733.2
Truck income before taxes	$1,145.0	$655.4	$482.5

2004 Compared to 2003:

PACCAR’s worldwide truck sales and revenues increased $3.10 billion to $10.76 billion in 2004 primarily due to higher demand for heavy-duty trucks in all of the Company’s primary markets and a $330.3 million impact due to the weaker U.S. dollar. Worldwide truck deliveries were 124,100 units, compared to 93,000 units in 2003.

Truck income before taxes was $1.14 billion compared to $655.4 million in 2003. The increase from the prior year was the result of higher production rates, aftermarket parts sales volume and truck margins, as well as a $52.9 million favorable impact of the weaker U.S. dollar.

Retail sales of new Class 8 trucks in the U.S. and Canada totaled 233,000 units in 2004, an increase of 42% from the 2003 level of 164,000. PACCAR’s Class 8 market share in the U.S. and Canada increased to 24.6% in 2004. Kenworth and Peterbilt improved their share of the U.S. and Canada Class 6 and 7 truck market in 2004 to 9.7%.

The European 15 tonne and above truck market improved to 239,000 units. DAF Trucks increased its share of the European heavy-duty market to 12.8% from 12.7% in 2003. DAF market share also increased to 8.9% from 8.7% in the 6 to 15 tonne market.  Sales in Europe represented approximately 34% of PACCAR’s total Truck and Other net sales and revenue in 2004, compared to 35% in 2003.

PACCAR also has a significant market presence in Mexico and Australia. Combined sales and profits of Mexico and Australia were higher by 33% and 46%, respectively, in 2004 compared to 2003. These markets represented approximately 11% of sales and 15% of profits during 2004, compared to 11% of sales and 18% of profits in 2003.

Sales and profits from trucks sold to export customers in South America, Africa and Asia also improved in 2004 versus 2003.

PACCAR’s worldwide aftermarket parts revenues of $1.47 billion increased in 2004 compared to 2003. Parts operations in North America and Europe benefited from a growing truck population and the further integration of PACCAR technology with dealer business systems to improve responsiveness to customer needs.

In November 2004, PACCAR concluded an early termination agreement with the RAC plc regarding the distribution of Leyland aftermarket parts to DAF dealers and customers in the United Kingdom. PACCAR’s 2004 Truck segment results include a $33.3 million pretax charge for costs associated with the agreement. Effective October 1, 2005, the related parts will be stored and distributed from the Company’s new parts distribution center at Leyland.

Research and development expense totaled $103.2 million in 2004, an increase of $22.1 million from 2003, reflecting additional projects focused on new truck designs, technological innovations and continued improvement in industry-leading product quality.

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

PACCAR’s worldwide aftermarket parts revenues increased in 2003 compared to 2002. Parts operations in North America and Europe benefited from a growing truck population, the addition of a parts warehouse in the U.K. and successful integration of PACCAR technology with dealer business systems to improve parts availability.

Truck Outlook

Demand for heavy-duty trucks in the U.S. and Canada is expected to improve 15% to 20% in 2005, with industry retail sales expected to be 270,000 - 280,000 trucks. European heavy-duty registrations for 2005 are projected to be up slightly from 2004 at 240,000 - 250,000 units.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products. The Company’s 49% joint venture investment in DAF Financial Services was sold in 2004 for $39.8 million, which approximated book value.

	2004	2003	2002
Financial Services:
Average earning assets	$5,945.0	$5,139.0	$4,670.0
Revenues	562.6	473.8	432.6
Income before taxes	168.4	123.6	72.2

2004 Compared to 2003:

Financial Services revenues increased 19% to $562.6 million in 2004 compared to the prior year due to higher asset levels in the Company’s primary operating markets. New business volume was $3.12 billion, up 38%, reflecting higher truck sales and improved leasing market share. Assets in Europe continued to grow in PACCAR Financial Europe’s third full year of operation.

Income before taxes increased 36% to a record $168.4 million in 2004 compared to $123.6 million in 2003. The improvement was primarily due to higher finance margins in the U.S., Canada and Europe and lower credit losses in the U.S. and Canada. Credit losses for the Financial Services segment were $12.2 million in 2004, compared to $24.2 in 2003. The lower credit losses reflect fewer truck repossessions and higher used truck prices. The increase in finance margins in the U.S. and Canada was due to higher earning assets and a lower cost of funds, partially offset by a lower yield. The increase in finance margins in Europe was due to an increase in earning assets.

2003 Compared to 2002:

Financial Services revenues increased 10% to $473.8 million in 2003 compared to the prior year due to higher assets, primarily in Europe.

Income before taxes increased 71% to $123.6 million in 2003 compared to $72.2 million in 2002. The improvement was primarily due to higher finance margins in the U.S., Canada and Europe and lower credit losses in the U.S. and Canada.

Financial Services Outlook

The outlook for the Financial Services segment is principally dependent on the generation of new business and the level of credit losses experienced. Asset growth is likely in Europe, the U.S. and Canada, consistent with the anticipated improvement in the truck markets and the resulting increase in truck sales. The segment continues to be exposed to the risks that economic weakness, as well as higher fuel, interest rates and insurance costs, could exert pressure on the profit margins of truck operators and result in higher past-due accounts and repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent less than 1% of net sales for 2004, 2003 and 2002.

LIQUIDITY AND CAPITAL RESOURCES:

	2004	2003	2002
Cash and cash equivalents	$1,614.7	$1,347.0	$773.0
Marketable debt securities	604.8	377.1	535.3
	$2,219.5	$1,724.1	$1,308.3

As more fully explained in Note B of the consolidated financial statements, the Company changed its presentation of some lending activities on new trucks in its consolidated statement of cash flows in 2004. These lending activities were reclassified from investing to operating cash flows. Prior year cash flows were reclassified to conform to the current year presentation. The change had no impact on the Company’s net income, total cash flows or the cash and liquidity position of the Company.

The Company’s total cash and marketable debt securities increased $495.4 million over 2003. The higher balances result from cash inflows from operations, a portion of which was used to pay dividends, make capital additions, and repurchase PACCAR stock.

The Company has $1.5 billion in multiyear bank facilities available. The credit facilities, $750 million of which matures in 2005 and another $750 million of which matures in 2006, are primarily used to provide backup liquidity for the Financial Services commercial paper program. The Company’s strong liquidity position and AA- investment grade credit rating continue to provide financial stability and access to capital markets at competitive interest rates.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper were $36.2 million as of December 31, 2004, and consisted of fixed and floating rate Canadian dollar debt for the construction of the Company’s truck assembly facility in Quebec in 1999.

Expenditures for property, plant and equipment in 2004 totaled $231 million as compared to $111 million in 2003. Over the last five years, the Company’s worldwide capital spending, excluding the Financial Services segment, totaled $643 million.

Spending for capital investments in 2005, including new product development, is expected to increase from 2004 levels. PACCAR is investing in state-of-the-art technology to improve product design and quality, increase capacity, achieve efficiencies in business processes and enhance the distribution network, as well as develop new manufacturing tooling to support product development plans.

The American Jobs Creation Act (the AJCA), which was signed into law on October 22, 2004, created a special one-time 85% tax deduction for certain repatriated foreign earnings that are reinvested in qualifying domestic activities, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in the year ending December 31, 2005. The Company is in the process of evaluating the effects of the repatriation provision and expects to complete its evaluation after its assessment of clarifying guidance published by Congress or the Treasury Department. The maximum amount the Company is eligible to repatriate under the AJCA is approximately $1.5 billion. The estimated tax provision that would be required on this amount would be approximately $70 million. If any amount is repatriated, it would likely be less than the maximum with a proportional reduction in the estimated provision for income taxes.

Financial Services

The Company funded its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds was loans from other PACCAR companies in the Truck segment.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. On December 31, 2004, $1.85 billion of such securities remained available for issuance.

In September 2004, PACCAR’s European finance subsidiary, PACCAR Financial Europe, registered a €750 million Euro Medium Term Note Program with the Luxembourg Exchange. On December 31, 2004, €450 million remained available for issuance. This program is renewable annually through the filing of a new prospectus.

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

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2004:

	Maturity
	Within One Year	More than One Year	Total
Borrowings	$3,117.1	$1,707.7	$4,824.8
Operating leases	31.0	54.4	85.4
Other obligations	80.0	83.7	163.7
Total	$3,228.1	$1,845.8	$5,073.9

At the end of 2004, the Company had approximately $5.1 billion of cash commitments, including $3.2 billion maturing within one year. As described in Note L of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Approximately $4.8 billion of the cash commitments were related to the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation and the Company’s contractual commitment to acquire future production inventory.

The Company’s other commitments include the following at December 31, 2004:

	Commitment Expiration
	Within One Year	More than One Year	Total

Letters of credit	$21.9	$1.2	$23.1
Loan guarantees		5.9	5.9
Loan and lease commitments	289.9		289.9
Equipment acquisition commitments	30.4	23.0	53.4
Residual value guarantees	128.4	206.3	334.7
Total	$470.6	$236.4	$707.0

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.

Expenditures related to environmental activities were $2.4 million in 2004, $1.2 million in 2003 and $1.9 million in 2002.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $21.0 million and $49.8 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

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

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and G of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company’s control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

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

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is governed by the pronouncements of the Financial Accounting Standards Board. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect expense in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations. See Note M of the Financial Statements for more information regarding costs and assumptions for employee benefit plans.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient supplier capacity or access to raw materials; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2004	2003	2002
	(millions except per share data)
TRUCK AND OTHER:

Net sales and revenues	$10,833.7	$7,721.1	$6,786.0

Cost of sales and revenues	9,268.6	6,732.0	5,947.2
Selling, general and administrative	390.4	345.0	354.5
Interest and other expense, net	34.8	3.5	10.9
	9,693.8	7,080.5	6,312.6
Truck and Other Income Before Income Taxes	1,139.9	640.6	473.4

FINANCIAL SERVICES:

Revenues	562.6	473.8	432.6

Interest and other	296.1	248.7	237.7
Selling, general and administrative	80.0	72.9	69.5
Provision for losses on receivables	18.1	28.6	53.2
	394.2	350.2	360.4
Financial Services Income Before Income Taxes	168.4	123.6	72.2

Investment income	59.9	41.3	28.5
Total Income Before Income Taxes	1,368.2	805.5	574.1
Income taxes	461.4	279.0	202.1
Net Income	$906.8	$526.5	$372.0

Net Income Per Share

Basic	$5.19	$3.01	$2.15
Diluted	$5.16	$2.99	$2.13

Weighted Average Number of Common Shares Outstanding

Basic	174.6	174.8	173.3
Diluted	175.7	176.1	174.6

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2004	2003
	(millions of dollars)
TRUCK AND OTHER:

Current Assets
Cash and cash equivalents	$1,579.3	$1,323.2
Trade and other receivables, net of allowance for losses (2004 - $12.7 and 2003 - $14.9)	538.7	479.1
Marketable debt securities	604.8	377.1
Inventories	495.6	334.5
Deferred taxes and other current assets	113.3	85.0
Total Truck and Other Current Assets	3,331.7	2,598.9

Equipment on operating leases, net	472.1	494.8
Property, plant and equipment, net	1,037.8	893.4
Other noncurrent assets	406.3	347.1
Total Truck and Other Assets	5,247.9	4,334.2

FINANCIAL SERVICES:

Cash and cash equivalents	35.4	23.8
Finance and other receivables, net of allowance for losses (2004 - $127.4 and 2003 - $119.2)	6,106.1	4,994.9
Equipment on operating leases, net	716.4	471.0
Other assets	122.2	115.7
Total Financial Services Assets	6,980.1	5,605.4
	$12,228.0	$9,939.6

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2004	2003
	(millions of dollars)
TRUCK AND OTHER:

Current Liabilities
Accounts payable and accrued expenses	$1,794.4	$1,334.4
Current portion of long-term debt and commercial paper	8.4	7.8
Dividend payable	347.8	140.1
Total Truck and Other Current Liabilities	2,150.6	1,482.3
Long-term debt and commercial paper	27.8	33.7
Residual value guarantees and deferred revenues	526.2	560.4
Deferred taxes and other liabilities	372.9	330.5
Total Truck and Other Liabilities	3,077.5	2,406.9

FINANCIAL SERVICES:

Accounts payable, accrued expenses and other	148.8	126.8
Commercial paper and bank loans	2,502.0	2,263.0
Term debt	2,286.6	1,523.1
Deferred taxes and other liabilities	450.7	373.4
Total Financial Services Liabilities	5,388.1	4,286.3

STOCKHOLDERS’ EQUITY

Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 400.0 million shares, 173.9 million shares issued and outstanding	173.9	175.1
Additional paid-in capital	450.5	524.2
Retained earnings	2,826.9	2,399.2
Accumulated other comprehensive income	311.1	147.9
Total Stockholders’ Equity	3,762.4	3,246.4
	$12,228.0	$9,939.6

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2004	2003	2002
	(millions of dollars)
OPERATING ACTIVITIES:

Net income	$906.8	$526.5	$372.0
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	122.0	116.1	118.0
Equipment on operating leases and other	193.0	151.4	100.2
Provision for losses on financial services receivables	18.1	28.6	53.2
Other, net	19.4	21.7	49.4
Change in operating assets and liabilities:
(Increase) Decrease in assets other than cash and equivalents:
Receivables:
Trade and other	(53.0)	(32.8)	39.3
Wholesale receivables on new trucks	(298.4)	(29.7)	(202.3)
Sales-type finance leases and dealer direct loans on new trucks	(164.0)	(10.7)	(5.0)
Inventories	(142.1)	23.6	(15.9)
Other	(30.2)	(57.3)	(36.3)
Increase (Decrease) in liabilities:
Accounts payable and accrued expenses	409.7	57.5	82.5
Deferred lease revenues	(69.5)	(55.3)	32.7
Other	(20.8)	38.7	.3
Net Cash Provided by Operating Activities	891.0	778.3	588.1

INVESTING ACTIVITIES:

Retail loans and direct financing leases originated	(2,333.1)	(1,829.4)	(1,752.1)
Collections on retail loans and direct financing leases	1,816.0	1,822.4	1,797.5
Net decrease (increase) in wholesale receivables on used equipment	7.1	1.9	(2.8)
Marketable securities purchases	(876.3)	(945.6)	(659.3)
Marketable securities sales and maturities	710.5	1,097.9	537.1
Acquisition of property, plant and equipment	(231.9)	(111.2)	(78.8)
Acquisition of equipment for operating leases	(401.6)	(258.1)	(261.4)
Proceeds from asset disposals	103.2	30.9	28.5
Other, net		(7.7)	5.6
Net Cash Used in Investing Activities	(1,206.1)	(198.9)	(385.7)

FINANCING ACTIVITIES:

Cash dividends paid	(270.9)	(171.9)	(123.0)
Purchase of treasury stock	(107.7)
Stock option transactions	15.7	23.8	22.4
Net increase in commercial paper and bank loans	148.2	20.2	12.7
Proceeds from long-term debt	1,588.6	659.2	867.4
Payments on long-term debt	(857.6)	(662.0)	(938.6)
Net Cash Provided by (Used in) Financing Activities	516.3	(130.7)	(159.1)
Effect of exchange rate changes on cash	66.5	125.3	74.5
Net Increase in Cash and Cash Equivalents	267.7	574.0	117.8
Cash and cash equivalents at beginning of year	1,347.0	773.0	655.2
Cash and cash equivalents at end of year	$1,614.7	$1,347.0	$773.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2004	2003	2002
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:

Balance at beginning of year	$175.1	$115.9	$79.2
Treasury stock retirement	(2.0)		(2.4)
50% stock dividend		58.4	38.6
Stock options exercised and other stock compensation	.8	.8	.5
Balance at end of year	173.9	175.1	115.9

ADDITIONAL PAID-IN CAPITAL:

Balance at beginning of year	524.2	545.8	658.1
Treasury stock retirement	(105.7)		(103.4)
50% stock dividend		(58.4)	(38.6)
Stock options exercised and tax benefit	25.6	32.9	25.3
Other stock compensation	6.4	3.9	4.4
Balance at end of year	450.5	524.2	545.8

RETAINED EARNINGS:

Balance at beginning of year	2,399.2	2,113.3	1,916.5
Net income	906.8	526.5	372.0
Cash dividends declared on common stock, per share: 2004-$2.75; 2003-$1.37; 2002-$1.00	(479.1)	(240.6)	(175.2)
Balance at end of year	2,826.9	2,399.2	2,113.3

TREASURY STOCK AT COST:

Balance at beginning of year			(105.8)
Purchases	(107.7)
Retirements	107.7		105.8
Balance at end of year

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
NET UNREALIZED INVESTMENT GAINS (LOSSES):

Balance at beginning of year	$9.5	$7.4	$(2.4)
(Decrease) Increase	(9.2)	2.1	9.8
Balance at end of year	.3	9.5	7.4

MINIMUM PENSION LIABILITY:

Balance at beginning of year	(3.2)	(20.3)	(8.8)
(Increase) Decrease	(5.3)	17.1	(11.5)
Balance at end of year	(8.5)	(3.2)	(20.3)

DERIVATIVE CONTRACTS:

Balance at beginning of year	(15.1)	(39.7)	(37.3)
Increase (Decrease)	11.0	24.6	(2.4)
Balance at end of year	(4.1)	(15.1)	(39.7)

CURRENCY TRANSLATION:

Balance at beginning of year	156.7	(121.7)	(246.9)
Translation gains	166.7	278.4	125.2
Balance at end of year	323.4	156.7	(121.7)
Total accumulated other comprehensive income (loss)	$311.1	$147.9	$(174.3)
Total Stockholders’ Equity	$3,762.4	$3,246.4	$2,600.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31	2004	2003	2002
	(millions of dollars)
Net income	$906.8	$526.5	$372.0
Other comprehensive income (loss), net of tax:
Marketable securities (decrease) increase	(9.2)	2.1	9.8
Minimum pension liability (increase) decrease	(5.3)	17.1	(11.5)
Derivative contracts increase (decrease)	11.0	24.6	(2.4)
Foreign currency translation gains	166.7	278.4	125.2
Net other comprehensive income	163.2	322.2	121.1
Comprehensive Income	$1,070.0	$848.7	$493.1

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002 (currencies in millions)

A.                                    SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in two segments: (1) the manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR’s sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and sells trucks and parts outside its primary markets to customers in Asia, Africa and South America.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where PACCAR has a 20% to 50% non-controlling ownership interest.

Change in Presentation of the Consolidated Statement of Cash Flows: As more fully explained in Note B, the Company changed its presentation of some lending activities on new trucks in its consolidated statement of cash flows in 2004.

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

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also reviewed for impairment on an annual basis. There were no impairment charges for the three years ended December 31, 2004.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note G).

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue are suspended when management determines that collection is not probable (generally after 90 days past the contractual due date). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Adjustments resulting from this translation are recorded in other comprehensive income (loss), a component of stockholders’ equity.

At December 31, 2004, the value of the U.S. dollar was lower than the euro and other primary functional currencies of the Company at December 31, 2003. This had the effect of increasing stockholders’ equity by $166.7.

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

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $103.2 in 2004, $81.1 in 2003 and $56.0 in 2002.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year adjusted for the dilutive effect of stock options under the treasury stock method.

Stock-Based Compensation: Effective January 1, 2003, PACCAR prospectively adopted FAS No. 123, Accounting for Stock-Based Compensation, for all new employee stock option awards. As the expense of stock options is recognized over the vesting period, amounts included in net income in 2004 and 2003 are less than if the fair value method had been applied retroactively.

Through the end of 2002, PACCAR used the intrinsic value method of accounting for its stock compensation plans. Under the intrinsic value method, when the exercise price of option grants equals the market value of the underlying common stock at the date of grant, no compensation expense is reflected in the Company’s net income.

The estimated fair value of stock options granted during 2004, 2003 and 2002 was $18.87, $9.82 and $9.31 per share. These amounts were determined using the Black-Scholes-Merton option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2004	2003	2002
Risk-free interest rate	3.11%	3.21%	4.50%
Expected volatility of common stock	45%	48%	48%
Dividend yield	3.0%	4.4%	4.4%
Expected life of options	5 years	5 years	5 years

The following table illustrates the effect on net income and earnings per share if PACCAR had retroactively recorded compensation expense for the fair value of stock options under the provisions of FAS No. 123:

	2004	2003	2002
Net income, as reported	$906.8	$526.5	$372.0
Add: Stock-based compensation included in net income, net of related tax effects	2.8	1.7
Deduct: Fair value of stock compensation, net of tax	(4.0)	(4.7)	(5.5)
Pro forma net income	$905.6	$523.5	$366.5

Earnings per share:
Basic–as reported	$5.19	$3.01	$2.15
Basic–pro forma	5.19	2.99	2.11

Diluted–as reported	5.16	2.99	2.13
Diluted–pro forma	5.15	2.97	2.10

In December 2004, the Financial Accounting Standards Board issued FAS No. 123R, Share-Based Payment. The standard is effective beginning with the first interim or annual reporting period ending after June 15, 2005. Since the Company has already adopted the expensing provisions of FAS 123, the adoption of FAS 123R is not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

See Note R for a description of PACCAR’s stock compensation plans.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2004 presentation.

B.                                    CHANGE IN PRESENTATION OF THE STATEMENT OF CASH FLOWS

After review of concerns recently expressed by the staff of the U.S. Securities and Exchange Commission regarding the cash flow presentation of lending activities of companies with captive finance subsidiaries, such as PACCAR, the Company has decided to change the classification of the cash flow effects of some lending activities in the consolidated statement of cash flows in 2004 as follows:

1) Dealer wholesale financing for the payment of a substantial portion of trade receivables is provided by the Company’s finance subsidiaries. Previously, the net change in wholesale loans on new trucks was shown as an investing activity while the change in the related trade receivables was shown in the operating section even though on a consolidated basis, cash is not received on the related sale until payment is received on the wholesale balance. This had the effect of presenting an operating cash flow as an investing cash flow. The net changes in new truck wholesale financing have been reclassified from the investing to the operating section of the cash flow statement to eliminate the effects of intercompany transactions in arriving at operating cash flows.

2) Certain dealers enter into long-term leases of PACCAR trucks with their customers and fund these activities by entering into a corresponding loan or sales-type lease with the Company’s finance subsidiaries. Previously these transactions were treated as a payment of the trade receivable in the operating section and as a component of finance receivables originated in the investing section. The subsequent receipts were shown as a component of collections on finance receivables in the investing section. Since on a consolidated basis, cash on the original sale is received by PACCAR when payments are received on these loans and sales-type leases, the related originations and the collections have been removed from the investing section of the cash flow statement. The net change in sales-type finance leases and dealer direct loans on new trucks is now shown in the operating section.

The statements of cash flows for 2003 and 2002 have been reclassified consistent with the 2004 presentation as follows:

OPERATING ACTIVITIES	2003	2002
As previously reported:
Net Cash Provided by Operating Activities	$818.7	$795.4
As reclassified:	(29.7)	(202.3)
Wholesale receivables on new trucks
Sales-type finance leases and dealer direct loans on new trucks	(10.7)	(5.0)
Net Cash Provided by Operating Activities	$778.3	$588.1

INVESTING ACTIVITIES	2003	2002
As previously reported:
Finance receivables originated	$(1,928.2)	$(1,829.3)
Collections on finance receivables	1,910.5	1,869.7
Net increase in wholesale receivables	(27.8)	(205.1)
Net Cash Used in Investing Activities	$(239.3)	$(593.0)

As reclassified:
Retail loans and direct financing leases originated	$(1,829.4)	$(1,752.1)
Collections on retail loans and direct financing leases	1,822.4	1,797.5
Net decrease (increase) in wholesale receivables on used equipment	1.9	(2.8)
Net Cash Used in Investing Activities	$(198.9)	$(385.7)

C.                                    INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders’ equity until realized. Gross realized gains and losses on marketable debt securities were $5.1 and $.7 for the year ended December 31, 2003. Gross realized gains and losses on marketable debt securities were not significant in 2004 or 2002. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Gross unrealized losses at December 31, 2004 and 2003, were not significant.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2004, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. tax-exempt securities	$194.8	$195.4
Corporate securities	187.3	187.4
Non U.S. government securities	203.0	202.9
Other debt securities	19.1	19.1
	$604.2	$604.8

Marketable debt securities at December 31, 2003, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$24.2	$24.5
U.S. tax-exempt securities	347.8	352.6
	$372.0	$377.1

The contractual maturities of debt securities at December 31, 2004, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$122.7	$122.7
One to five years	481.5	482.1
	$604.2	$604.8

The Company had no investments in marketable equity securities at December 31, 2004. Investments in marketable equity securities were included in “Other noncurrent assets” at December 31, 2003. The cost and fair value of marketable equity securities totaled $4.9 and $15.1 at December 31, 2003.

Gross realized gains on marketable equity securities were $14.1 and $.7 for the years ended December 31, 2004 and 2003. Gross realized losses were $9.3 for the year ended December 31, 2002.

D.                                    INVENTORIES

	2004	2003
Inventories at cost:
Finished products	$270.6	$247.9
Work in process and raw materials	353.1	213.3
	623.7	461.2
Less LIFO reserve	(128.1)	(126.7)
	$495.6	$334.5

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 50% and 39% of consolidated inventories before deducting the LIFO reserve at December 31, 2004 and 2003.

E.                                      FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2004	2003
Loans	$3,306.1	$2,901.1
Retail direct financing leases	1,635.7	1,343.3
Sales-type finance leases	497.5	352.2
Dealer wholesale financing	1,061.0	727.4
Interest and other receivables	73.0	71.2
	6,573.3	5,395.2
Less allowance for losses	(127.4)	(119.2)
	6,445.9	5,276.0
Unearned interest:
Loans	(100.6)	(91.7)
Finance leases	(239.2)	(189.4)
	(339.8)	(281.1)
	$6,106.1	$4,994.9

The majority of the Company’s customers are located in the United States, which represented 56% of total receivables at December 31, 2004, and 60% at December 31, 2003. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contract maturity, while some others will be extended or renewed.

Included in Loans are dealer direct loans on the sale of new trucks of $124.2 and $82.4 as of December 31, 2004, and December 31, 2003.

The cash flow effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown as operating cash flows in the consolidated statement of cash flows since they finance the sale of company inventory.

Annual payments due on loans beginning January 1, 2005, are $1,215.4, $891.1, $652.3, $370.6, $158.0 and $18.7 thereafter.

Annual minimum lease payments due on finance leases beginning January 1, 2005, are $610.7, $513.0, $389.9, $259.5, $147.2 and $75.0 thereafter. Estimated residual values included with finance leases amounted to $137.9 in 2004 and $129.6 in 2003.

F.                                      ALLOWANCE FOR LOSSES

The provision for losses on finance, trade and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 2001	$21.7	$104.7
Provision for losses	2.1	53.2
Net losses	(.3)	(51.1)
Translation	2.4	2.3
Balance, December 31, 2002	25.9	109.1
Provision for losses	(8.6)	28.6
Net losses	(4.8)	(24.2)
Translation	2.4	5.7
Balance, December 31, 2003	14.9	119.2
Provision for losses	(2.2)	18.1
Net losses	(1.0)	(12.2)
Translation	1.0	2.3
Balance, December 31, 2004	$12.7	$127.4

The Company’s customers are principally concentrated in the transportation industry in North America and Europe. There are no significant concentrations of credit risk in terms of a single customer. Generally, Financial Services and trade receivables are collateralized by financed equipment.

G.                                    EQUIPMENT ON OPERATING LEASES

Truck and Other:

Certain equipment sold to customers in Europe subject to a residual value guarantee (RVG) is recorded at cost and amortized on the straight-line basis to its guaranteed residual value. Guarantee periods generally range from three to seven years. The Company reviews residual values periodically to determine that recorded amounts are appropriate.

                                                Equipment on operating leases is shown net of accumulated depreciation:

	2004	2003
Equipment on lease	$649.0	$668.7
Less allowance for depreciation	(176.9)	(173.9)
	$472.1	$494.8

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2004	2003
Deferred lease revenues	$191.5	$193.0
Residual value guarantee	334.7	367.4
	$526.2	$560.4

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2004, the annual amortization of deferred revenue beginning January 1, 2005, is $82.9, $54.2, $34.0, $14.2, $5.1 and $1.1 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2005, are $128.4, $71.7, $77.0, $36.3, $17.4 and $3.9 thereafter.

Financial Services:

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2004	2003
Transportation equipment	$930.4	$607.8
Less allowance for depreciation	(214.0)	(136.8)
	$716.4	$471.0

Original terms of operating leases generally average four years. Annual minimum lease payments due on operating leases beginning January 1, 2005, are $193.5, $129.2, $88.2, $41.7, $6.0 and $.9 thereafter.

H.            PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2004	2003
Land	$105.6	$92.7
Buildings	625.4	580.1
Machinery and equipment	1,477.1	1,273.0
	2,208.1	1,945.8
Less allowance for depreciation	(1,170.3)	(1,052.4)
	$1,037.8	$893.4

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

I.                                         ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2004	2003
Truck and Other:
Accounts payable	$964.0	$662.6
Salaries and wages	130.0	118.0
Product support reserves	247.0	216.4
Other	453.4	337.4
	$1,794.4	$1,334.4

J.             PRODUCT SUPPORT RESERVES

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

Changes in warranty and R&M reserves are summarized as follows:

	2004	2003
Beginning balance	$300.5	$273.4
Reductions from payments	(218.6)	(159.2)
Increases to reserves	246.9	153.3
Translation	20.0	33.0
	$348.8	$300.5

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2004	2003
Truck and Other:
Accounts payable and accrued expenses	$247.0	$216.4
Deferred taxes and other liabilities	32.5	28.7

Financial Services:
Deferred taxes and other liabilities	69.3	55.4
	$$$ 348.8	$300.5

K.            LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2019.

Annual minimum rental payments due under non-cancellable operating leases beginning January 1, 2005, are $31.0, $18.3, $11.1, $6.9, $5.0 and $13.1 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2004, were $34.3, $29.9 and $28.5.

L.            BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2004	2003
Truck and Other:
Long-term debt:
Commercial paper	5.7%	$16.7	$23.3
Noninterest-bearing notes		19.5	18.2
		36.2	41.5
Less current portion	5.7%	(8.4)	(7.8)
		$27.8	$33.7

Interest expense amounted to $3.0, $3.4 and $5.3 for 2004, 2003 and 2002.

Commercial paper classified as long-term debt is based on management’s ability and intent to maintain these borrowings on a long-term basis. Annual maturities of long-term debt are $8.4 for 2005 and $8.3 for 2006, and $19.5 matures in 2011.

	EFFECTIVE RATE	2004	2003
Financial Services:
Commercial paper	3.4%	$2,480.0	$2,231.6
Bank loans	4.7%	22.0	31.4
		$2,502.0	$2,263.0
Term debt:
Fixed rate	6.2%	$100.5	$94.6
Floating rate	2.9%	2,186.1	1,428.5
		$2,286.6	$1,523.1

The effective rate is the weighted average rate as of December 31, 2004, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2005, are $606.7, $1,671.4, $6.7, $1.5 and $.3.

Consolidated:

Interest paid on consolidated borrowings was $134.4, $137.9 and $168.3 in 2004, 2003 and 2002.

The weighted average interest rate on consolidated commercial paper and bank loans was 3.4%, 3.5% and 4.0% at December 31, 2004, 2003 and 2002.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes. The medium-term notes are issued by PACCAR Financial Corp. (PFC) and PACCAR Financial Europe (PFE). PFC periodically files a shelf registration under the Securities Act of 1933. PFC filed a $3,000.0 shelf registration that became effective in January of 2004. On December 31, 2004, $1,850.0 of such securities remained available for issuance. In September 2004, PFE registered a €750.0 Euro Medium Term Note Program with the Luxembourg Exchange that provides for the issuance of senior debt securities with maturities of up to five years. On December 31, 2004, €450.0 of such securities remained available under the program.

The Company has line of credit arrangements of $1,760.9, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,704.6 at December 31, 2004, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

M.           EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company elected to contribute $58.4 to its pension plans in 2004 and $75.8 in 2003. The Company expects to contribute in the range of $25.0 to $60.0 to its pension plans in 2005, of which $12.0 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2005, are $29.1, $32.4, $33.3, $38.1, $41.2, and for the five years thereafter, a total of $269.5.

Plan assets are invested in a diversified mix of equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and maintain liquidity sufficient to fund current benefit payments. Allocation of plan assets may change over time based upon investment manager determination of the relative attractiveness of equity and debt securities. The Company periodically assesses allocation of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type.

The following information details the allocation of plan assets by investment type:

		Actual
	Target	2004	2003
Plan assets allocation as of December 31:
Equity securities	57 - 67%	62.9%	59.9%
Debt securities	33 - 43%	37.1	40.1
Total		100.0%	100.0%

The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2004	2003
Weighted Average Assumptions as of December 31:
Discount rate	5.7%	6.1%
Rate of increase in future compensation levels	4.2%	4.2%
Assumed long-term rate of return on plan assets	7.4%	7.4%

Change in Projected Benefit Obligation:
Benefit obligation at January 1	$799.3	$673.0
Service cost	32.2	27.0
Interest cost	48.4	44.2
Benefits paid	(33.0)	(26.1)
Actuarial loss	64.8	50.2
Foreign currency translation	16.7	24.0
Participant contributions	3.8	3.2
Plan amendment	3.0	6.2
Settlements and other		(2.4)
Projected benefit obligation at December 31	$935.2	$799.3

Change in Plan Assets:
Fair value of plan assets at January 1	$763.9	$577.1
Employer contributions	58.4	75.8
Actual return on plan assets	77.5	113.9
Benefits paid	(33.0)	(26.1)
Foreign currency translation	9.7	22.3
Participant contributions	3.8	3.2
Settlements		(2.3)
Fair value of plan assets at December 31	$880.3	$763.9

Funded Status at December 31:
Funded status	$(54.9)	$(35.4)
Unrecognized actuarial loss	184.1	136.8
Unrecognized prior service cost	21.0	21.0
Unrecognized net initial obligation	2.2	2.4
Prepaid benefit	$152.4	$124.8

	2004	2003
Details of Prepaid Benefit:
Prepaid benefit costs	$171.0	$148.0
Accrued benefit liability	(39.9)	(28.2)
Intangible asset	8.3
Accumulated other comprehensive loss	13.0	5.0
Prepaid benefit	$152.4	$124.8

Included in the projected benefit obligation above are $33.3 at December 31, 2004, and $34.6 at December 31, 2003, related to an unfunded supplemental plan.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans, was $806.8 for 2004 and $684.9 for 2003.

	2004	2003	2002
Components of Pension Expense:
Service cost	$32.2	$27.0	$24.9
Interest on projected benefit obligation	48.5	44.2	40.3
Expected return on assets	(59.5)	(48.5)	(41.7)
Amortization of prior service costs	3.4	2.9	2.8
Recognized actuarial loss	3.8	4.1	.8
Other	.2	.3	.8
Net pension expense	$28.6	$30.0	$27.9

Pension expense for multi-employer and foreign-insured plans was $24.9, $19.3 and $15.4 in 2004, 2003 and 2002.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $18.5, $16.1 and $15.0 in 2004, 2003 and 2002.

In addition, the Company maintains postretirement medical and life insurance plans covering the majority of its U.S. employees. The medical and life insurance plans generally reimburse those employees from retirement until age 65 for approximately 50% of their medical costs and provide a nominal death benefit.

The following data relate to unfunded postretirement medical and life insurance plans:

	2004	2003
Unfunded Status at December 31:
Unfunded status	$(69.3)	$(51.2)
Unrecognized actuarial loss	18.5	5.5
Unrecognized prior service cost	.8	.9
Unrecognized net initial obligation	3.2	3.7
Accrued postretirement benefits	$(46.8)	$(41.1)

Change in Projected Benefit Obligation:
Benefit obligation at January 1	$51.2	$44.2
Service cost	2.6	1.7
Interest cost	3.7	2.9
Benefits paid	(1.9)	(1.0)
Actuarial loss	13.7	3.4
Projected benefit obligation at December 31	$69.3	$51.2

	2004	2003	2002
Components of Retiree Expense:
Service cost	$2.6	$1.7	$1.6
Interest cost	3.7	2.9	2.7
Recognized actuarial loss	.7
Recognized prior service cost	.1	.1	.1
Recognized net initial obligation	.5	.5	.5
Net retiree expense	$7.6	$5.2	$4.9

The discount rate used for calculating the accumulated plan benefits was 5.8% for 2004 and 6.3% for 2003. The long-term medical inflation rate used was 7.0% for 2004 and 2003 and is projected to remain the same in the future. Annual benefits expected to be paid beginning January 1, 2005, are $2.2, $2.6, $3.0, $3.5, $4.1 and for the five years thereafter, a total of $30.2.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on annual total of service and interest cost components	$.8	$(.7)
Effect on accumulated postretirement benefit obligation	$6.8	$(6.0)

N.            INCOME TAXES

	2004	2003	2002
Income Before Income Taxes:
Domestic	$643.5	$273.6	$242.3
Foreign	724.7	531.9	331.8
	$1,368.2	$805.5	$574.1

Provision for Income Taxes:
Current provision:
Domestic	$162.0	$67.0	$44.5
Foreign	251.4	195.8	106.3
	413.4	262.8	150.8
Deferred provision (benefit):
Domestic	71.4	33.4	41.9
Foreign	(23.4)	(17.2)	9.4
	48.0	16.2	51.3
	$461.4	$279.0	$202.1

Reconciliation of Statutory U.S. Federal Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$478.9	$281.9	$200.9
Effect of:
State income taxes	18.7	8.7	7.4
Other, net	(36.2)	(11.6)	(6.2)
	$461.4	$279.0	$202.1

At December 31:	2004	2003
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$239.7	$211.5
Net operating loss carryforwards	81.5	84.0
Allowance for losses on receivables	43.2	41.8
Other	32.8	36.4
	397.2	373.7
Valuation reserve	(56.0)	(68.0)
	341.2	305.7
Liabilities:
Financial Services leasing activities	(338.4)	(257.6)
Depreciation and amortization	(85.4)	(89.3)
Other	(99.0)	(96.2)
	(522.8)	(443.1)
Net deferred tax liability	$(181.6)	$(137.4)

At December 31:	2004	2003
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$82.4	$53.6
Other noncurrent assets	59.5	38.2
Deferred taxes and other liabilities	(35.5)	(19.4)
Financial Services:
Other assets	28.3	23.6
Deferred taxes and other liabilities	(316.3)	(233.4)
Net deferred tax liability	$(181.6)	$(137.4)

At December 31, 2004, the Company’s net tax operating loss carryforwards were $272.0. Substantially all of the loss carryforwards are in foreign subsidiaries and carry forward indefinitely, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected operating results. The Company’s evaluation in 2004 resulted in a $9.5 reduction in the valuation reserve related to net operating loss carryforwards at its subsidiary Leyland Trucks Ltd. in the United Kingdom.

United States income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $2,708.5 at December 31, 2004.

The American Jobs Creation Act (the AJCA), which was signed into law on October 22, 2004, created a special one-time 85% tax deduction for certain repatriated foreign earnings that are reinvested in qualifying domestic activities, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in the year ending December 31, 2005. The Company is in the process of evaluating the effects of the repatriation provision and expects to complete its evaluation after its assessment of clarifying guidance published by Congress or the Treasury Department. The maximum amount the Company is eligible to repatriate under the AJCA is approximately $1,500. The estimated tax provision that would be required on this amount would be approximately $70. If any amount is repatriated, it would likely be less than the maximum, with a proportional reduction in the estimated provision for income taxes.

Cash paid for income taxes was $418.7, $246.0 and $114.6 in 2004, 2003 and 2002.

O.            FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value. Fair values are based on quoted market prices (see Note C).

Financial Services Net Receivables: For floating-rate loans and wholesale financings, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Finance lease receivables and the related loss provisions have been excluded from the accompanying table.

Short- and Long-term Debt: The carrying amount of the Company’s commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company’s fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for the Company’s interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties’ credit standing at current market interest rates (see Note Q). The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates (see Market Risks and Derivative Instruments).

Trade Receivables and Payables: Carrying amounts approximate fair value.

Balance sheet captions, which include financial instruments of the Company where the recorded carrying amount is not at fair value, are as follows:

2004	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$36.2	$34.6

Financial Services:
Net receivables	4,185.1	4,172.0
Long-term debt	2,286.6	2,286.5

2003	CARRYING AMOUNT	FAIR VALUE
Truck and Other:
Long-term debt	$41.5	$39.8

Financial Services:
Net receivables	3,454.7	3,470.6
Long-term debt	1,523.1	1,524.7

P.            COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

While neither the timing nor the amount of the ultimate costs associated with future environmental cleanup can be determined, management does not expect that those matters will have a material adverse effect on the Company’s consolidated financial position.

Expenditures related to environmental activities were $2.4 in 2004, $1.2 in 2003 and $1.9 in 2002. The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $21.0 and $49.8. The Company has established a reserve to provide for estimated future environmental cleanup costs.

At December 31, 2004, PACCAR had standby letters of credit of $23.1, which guarantee various insurance and financing activities. PACCAR had also guaranteed $5.9 in borrowings of certain independent dealers. The guarantees expire between March 2006 and March 2008. The maximum potential amount of future payments PACCAR could be required to make under the guarantees is $5.9. As of December 31, 2004, PACCAR had recorded a liability of $.2 for outstanding guarantees. The Company is committed, under specific circumstances, to purchase equipment at a cost of $30.4 in 2005, $14.9 in 2006 and $8.1 in 2007. At December 31, 2004, PACCAR’s Financial Services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $289.9.

The commitments generally expire in 90 days. The Company had commitments to purchase primarily production inventory amounting to $77.4 in 2005, $10.6 annually from 2006 to 2010 and $2.7 in 2011. In November 2004, the Company concluded an early termination agreement with the RAC plc regarding the distribution of Leyland aftermarket parts to DAF dealers and customers in the United Kingdom. Accordingly, PACCAR’s 2004 consolidated results of operations include a $33.3 pretax charge for costs associated with the agreement. The Company’s liability for future payments related to the termination amounted to $25.9 at December 31, 2004.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

Q.            DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. Derivative financial agreements are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Minimum credit ratings of the counterparties to these agreements are established and the Company limits its exposure to any single counterparty. At December 31, 2004, the Company had no material exposure to loss in the event of counterparty default.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2004, the Company had 278 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $3,125.2, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total fair value of all interest-rate contracts amounted to an asset of $16.2 and a liability of $34.6 at December 31, 2004. Fair values at December 31, 2003, amounted to an asset of $5.8 and a liability of $50.9.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2005, are $1,109.4, $987.4, $717.2, $229.2 and $82.0. The weighted average pay rate of 3.47% approximates the Company’s net cost of funds. The weighted average receive rate of 2.57% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and the British pound. With respect to Europe, PACCAR  has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts mature within one year. The maximum amount of loss that could be incurred associated with foreign exchange purchase contracts is equal to the fair value of the contracts ($9.3 at December 31, 2004). PACCAR had net foreign exchange purchase contracts outstanding amounting to $399.6 and $327.2 U.S. dollars at December 31, 2004 and 2003.

Derivative assets are included in the accompanying consolidated balance sheets, in Truck and Other “Deferred taxes and other current assets” and Financial Services “Other assets.” Derivative liabilities are included in Truck and Other “Accounts payable and accrued expenses” and “Deferred taxes and other liabilities” and in Financial Services “Accounts payable, accrued expenses and other.”

Gains or losses on the effective portion of derivatives designated and qualifying as cash flow hedges that arise from changes in fair value are initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Hedge ineffectiveness was immaterial. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net realized gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss included in other comprehensive income as of December 31, 2004, $10.6 is expected to be reclassified to interest expense in 2005. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s interest-rate risk management strategy.

R.                                    STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock available for issuance under these plans is 20.7 million. As of December 31, 2004, the maximum number of shares available for future grants under these plans is 9.9 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/01	4,738,200	$20.50
Granted	989,300	28.21
Exercised	(1,055,300)	21.63
Cancelled	(148,900)	21.75
Outstanding at 12/31/02	4,523,300	21.88
Granted	864,100	31.40
Exercised	(1,267,600)	19.31
Cancelled	(229,600)	26.45
Outstanding at 12/31/03	3,890,200	24.56
Granted	457,600	56.95
Exercised	(736,100)	20.78
Cancelled	(270,400)	32.66
Outstanding at 12/31/04	3,341,300	$29.18

The following tables summarize information about stock options outstanding and exercisable at December 31, 2004:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$9.67-11.00	156,800	1.0	$10.56
16.28-18.56	390,900	4.1	17.75
22.94-23.90	904,000	5.4	23.26
28.20-31.40	1,461,300	7.5	29.75
56.95-56.95	428,300	9.0	56.95
	3,341,300	6.4	$29.18

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$9.67-11.00	156,800	$10.56
16.28-18.56	390,900	17.75
22.94-23.90	904,000	23.26
	1,451,700	$20.40

*  Weighted Average

See Note A for additional information regarding estimated fair values, Black-Scholes-Merton option pricing assumptions and pro forma net income and earnings per share amounts.

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

	2004	2003	2002
Additional shares	1,188,600	1,218,600	1,235,700
Excluded antidilutive shares	428,300	—	—

S.                                     STOCKHOLDERS’ EQUITY

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

Other Comprehensive Income:  Following are the items in other comprehensive income and the related tax effects including reclassification adjustments to net income:

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2004
Marketable securities:
Net holding loss	$(1.2)	$.4	$(.8)
Reclassification adjustment	(13.6)	5.2	(8.4)
Net decrease	(14.8)	5.6	(9.2)
Minimum pension liability increase	(8.0)	2.7	(5.3)
Derivative contracts:
Net holding loss	(11.9)	3.8	(8.1)
Reclassification adjustment	31.4	(12.3)	19.1
Net increase	19.5	(8.5)	11.0
Currency translation gain	166.7		166.7
Total other comprehensive income	$163.4	$(.2)	$163.2

2003
Marketable securities:
Net holding gain	$9.1	$(3.5)	$5.6
Reclassification adjustment	(5.7)	2.2	(3.5)
Net increase	3.4	(1.3)	2.1
Minimum pension liability decrease	25.8	(8.7)	17.1
Derivative contracts:
Net holding loss	(12.4)	5.6	(6.8)
Reclassification adjustment	50.6	(19.2)	31.4
Net increase	38.2	(13.6)	24.6
Currency translation gain	278.4		278.4
Total other comprehensive income	$345.8	$(23.6)	$322.2

2002
Marketable securities:
Net holding gain	$7.0	$(2.5)	$4.5
Reclassification adjustment	8.6	(3.3)	5.3
Net increase	15.6	(5.8)	9.8
Minimum pension liability increase	(17.5)	6.0	(11.5)
Derivative contracts:
Net holding loss	(57.7)	20.5	(37.2)
Reclassification adjustment	55.3	(20.5)	34.8
Net decrease	(2.4)		(2.4)
Currency translation gain	125.2		125.2
Total other comprehensive income	$120.9	$.2	$121.1

Stock Dividend:  On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004, to stockholders of record on January 19, 2004, with fractional shares to be paid in cash. This resulted in the issuance of 58,398,302 additional shares and 583 fractional shares paid in cash.

T.                                     SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal segments, Truck and Financial Services.

The Truck segment includes the manufacture of trucks and the distribution of related aftermarket parts, both of which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States and Europe.

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $10.8, $9.3 and $9.2 for 2004, 2003 and 2002. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

	2004	2003	2002
Geographic Area Data
Revenues:
United States	$5,414.2	$3,653.9	$3,689.5
Continental Europe	2,498.9	1,928.3	1,519.1
United Kingdom	1,201.5	872.3	607.3
Other	2,281.7	1,740.4	1,402.7
	$11,396.3	$8,194.9	$7,218.6

Long-lived assets:
Property, plant and equipment, net
United States	$424.7	$371.8	$369.2
The Netherlands	276.8	217.5	192.6
Other	336.3	304.1	256.6
	$1,037.8	$893.4	$818.4

Goodwill and other intangibles, net
The Netherlands	$122.7	$121.2	$94.8
Other	1.3	1.2	1.0
	$124.0	$122.4	$95.8

Geographic Area Data
Equipment on operating leases, net
United Kingdom	$278.8	$301.8	$256.6
France	157.0	155.3	122.5
United States	340.9	198.7	122.3
Other	411.8	310.0	256.8
	$1,188.5	$965.8	$758.2

Business Segment Data
Net sales and revenues:
Truck
Total	$11,081.8	$7,894.3	$6,910.1
Less intersegment	(319.5)	(233.1)	(176.9)
External customers	10,762.3	7,661.2	6,733.2
All Other	71.4	59.9	52.8
	10,833.7	7,721.1	6,786.0
Financial Services	562.6	473.8	432.6
	$11,396.3	$8,194.9	$7,218.6

Income before income taxes:
Truck	$1,145.0	$655.4	$482.5
All Other	(5.1)	(14.8)	(9.1)
	1,139.9	640.6	473.4
Financial Services	168.4	123.6	72.2
Investment income	59.9	41.3	28.5
	$1,368.2	$805.5	$574.1

Depreciation and amortization:
Truck	$182.1	$174.1	$155.7
Financial Services	124.0	83.3	49.1
All Other	8.9	10.1	13.4
	$315.0	$267.5	$218.2

Expenditures for long-lived assets:
Truck	$222.7	$127.2	$162.8
Financial Services	386.1	228.1	183.5
Other	24.7	14.0	8.0
	$633.5	$369.3	$354.3

Segment assets:
Truck	$2,889.3	$2,470.6	$2,211.7
Other	174.5	163.3	105.1
Cash and marketable securities	2,184.1	1,700.3	1,273.4
	5,247.9	4,334.2	3,590.2
Financial Services	6,980.1	5,605.4	5,112.3
	$12,228.0	$9,939.6	$8,702.5

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PACCAR Inc (the Company) is responsible for establishing and maintaining satisfactory internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company’s internal control over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm, as stated in their report.

/s/ Mark C. Pigott
Mark C. Pigott
Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PACCAR Inc’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington

February 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE COMPANY’S INTERNAL CONTROLS

Board of Directors and Stockholders

PACCAR Inc

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004, of PACCAR Inc, and our report dated February 23, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington

February 23, 2005

SELECTED FINANCIAL DATA

	2004	2003	2002	2001	2000
	(millions except per share data)
Truck and Other Net Sales and Revenues	$10,833.7	$7,721.1	$6,786.0	$5,641.7	$7,457.4
Financial Services Revenues	562.6	473.8	432.6	458.8	479.1
Total Revenues	$11,396.3	$8,194.9	$7,218.6	$6,100.5	$7,936.5
Net Income	$906.8	$526.5	$372.0	$173.6	$441.8
Net Income Per Share:
Basic	5.19	3.01	2.15	1.01	2.56
Diluted	5.16	2.99	2.13	1.00	2.55
Cash Dividends Declared	2.75	1.37	1.00	.64	.98
Total Assets:
Truck and Other	5,247.9	4,334.2	3,590.2	3,155.4	3,156.7
Financial Services	6,980.1	5,605.4	5,112.3	4,758.5	5,114.2
Truck and Other Long-Term Debt	27.8	33.7	33.9	40.7	124.7
Financial Services Debt	4,788.6	3,786.1	3,527.6	3,426.2	3,803.9
Stockholders’ Equity	3,762.4	3,246.4	2,600.7	2,252.6	2,249.1

All per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend effective in February 2004. There were 2,235 record holders of the common stock at December 31, 2004.

2004 QUARTER	CASH DIVIDENDS DECLARED	STOCK PRICE		2003 QUARTER	CASH DIVIDENDS DECLARED*	STOCK PRICE
		HIGH	LOW			HIGH	LOW
First	$.15	$59.82	$49.61	First	$.133	$34.95	$28.39
Second	.20	60.70	51.00	Second	.147	48.30	33.73
Third	.20	69.25	52.95	Third	.147	58.00	45.06
Fourth	.20	81.42	62.00	Fourth	.147	57.24	49.27
Year-End Extra	2.00			Year-End Extra	.80

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

*                 The sum of quarterly per share amounts does not equal per share amounts reported for year-to-date periods due to rounding.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
2004	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data )
Truck and Other Net Sales and Revenues	$2,374.3	$2,653.4	$2,774.7	$3,031.3
Truck and Other Gross Profit (Before SG&A and Interest)	330.8	398.2	395.8	440.3
Financial Services Revenues	127.0	133.4	143.1	159.1
Financial Services Gross Profit (Before SG&A)	59.6	64.4	69.0	73.5
Net Income (1)	182.2	236.5	246.7	241.4
Net Income Per Share (2):
Basic	$1.04	$1.35	$1.42	$1.39
Diluted	1.03	1.34	1.41	1.38

2003	(millions except per share data )
Truck and Other Net Sales and Revenues	$1,803.2	$1,895.1	$1,940.2	$2,082.6
Truck and Other Gross Profit (Before SG&A and Interest)	225.2	238.7	244.3	280.9
Financial Services Revenues	113.6	117.1	118.3	124.8
Financial Services Gross Profit (Before SG&A)	52.4	55.0	58.4	59.3
Net Income	110.8	124.1	132.5	159.1
Net Income Per Share (2):
Basic	$.64	$.71	$.76	$.91
Diluted	.63	.71	.75	.90

Net income per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.

(1)          Third quarter net income includes a $9.5 tax benefit related to higher expected utilization of net operating loss carryforwards in the United Kingdom.

Fourth quarter net income includes $23.3 for costs associated with the termination of an agreement regarding distribution of Leyland parts in the U.K. and $5.4 for a gain on the sale of real estate.

(2)          The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

MARKET RISKS AND DERIVATIVE INSTRUMENTS

(currencies in millions)

Interest Rate Risks  - See Note Q for a description of the Company’s exposure to interest rate risks. The following is a sensitivity analysis for the Company’s derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The Company measures its interest rate risk by estimating the amount by which the fair value of interest rate sensitive assets and liabilities would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

Fair Value Gains (Losses)	2004	2003
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(9.9)	$(7.0)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	.7	.9
Interest rate swaps related to commercial paper classified as long-term debt	.2	.3
FINANCIAL SERVICES:
Assets
Loans and wholesale financing, net of unearned interest, less allowance for losses	(40.2)	(35.5)
Liabilities
Debt	.9	1.1
Interest rate swaps related to financial services debt	45.0	37.9
Total	$(3.3)	$(2.3)

Currency Risks  - See Note Q for a description of the Company’s exposure to currency risks. The following foreign exchange forward contracts were held by the Company related to certain currency exposures. All contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	AVERAGE CONTRACTUAL RATE*	NOTIONAL AMOUNT	FAIR VALUE GAINS (LOSSES)
December 31, 2004
Buy Euro / Sell British Pound	.697	$145.2	$1.5
Buy Euro / Sell Swiss Franc	1.525	2.4
Buy Euro / Sell Czech Koruna	30.730	3.8
Buy Euro / Sell Hungarian Forint	247.349	1.6
Buy Euro / Sell Polish Zloty	4.208	7.1	(.2)
Buy Swiss Franc / Sell Euro	.649	.1
Buy Czech Koruna / Sell Euro	.033	1.7
Buy Hungarian Forint / Sell Euro	.004	.4
Buy U.S. Dollar / Sell Euro	.753	26.2	(.5)
Buy Norwegian Kroner / Sell Euro	.121	.1
Buy U.S. Dollar / Sell British Pound	.556	3.5	(.2)
Buy U.S. Dollar / Sell Canadian Dollar	1.263	207.5	(9.9)
Total		$399.6	$(9.3)
December 31, 2003
Buy Euro / Sell British Pound	.697	$87.3	$1.1
Buy Euro / Sell Swiss Franc	1.555	2.1
Buy Euro / Sell Czech Koruna	32.175	8.8	0.1
Buy Euro / Sell Hungarian Forint	266.229	4.3	(.1)
Buy Euro / Sell Polish Zloty	4.643	10.7	.2
Buy British Pound / Sell Euro	1.421	11.5
Buy U.S. Dollar / Sell Euro	.840	45.5	(2.6)
Buy U.S. Dollar / Sell British Pound	.580	111.0	(3.8)
Buy U.S. Dollar / Sell Canadian Dollar	1.319	46.0	(.9)
Total		$327.2	$(6.0)

*Stated in terms of selling currency