Form 10-K, Exhibit 13
period 2005-12-31
PACCAR INC
filed 2006-02-27
CIK 75362

Exhibit 13

MANAGEMENT‘S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

RESULTS OF OPERATIONS:

	2005	2004	2003
Net sales and revenues:
Truck and Other	$13,298.4	$10,833.7	$7,721.1
Financial Services	759.0	562.6	473.8
	$14,057.4	$11,396.3	$8,194.9
Income before taxes:
Truck and Other	$1,516.8	$1,139.9	$640.6
Financial Services	199.9	168.4	123.6
Investment Income	56.9	59.9	41.3
Income taxes	(640.4)	(461.4)	(279.0)
Net Income	$1,133.2	$906.8	$526.5
Diluted earnings per share	$6.56	$5.16	$2.99

Overview:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts and the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

Consolidated net sales and revenue increased 23% to a record $14.06 billion from $11.40 billion in 2004 due to strong global demand for the Company’s high-quality trucks, aftermarket parts and financial services. Financial Services revenues increased 35% to $759.0 million in 2005.

PACCAR achieved record net income in 2005 of $1,133.2 million ($6.56 per diluted share), which was an increase of 25% over 2004 net income of $906.8 million ($5.16 per diluted share). Excellent results were achieved in the Truck and Other businesses due to the strong revenue growth, increased margins and continued cost control. Financial Services income before taxes increased 19% to a record $199.9 million compared to $168.4 million in 2004 as a result of robust asset growth, low credit losses and excellent finance margins.

Selling, general and administrative (SG&A) expense for Truck and Other increased to $429.9 million in 2005 compared to $390.4 million in 2004. SG&A increased to support higher production levels, expanded sales initiatives and technology investments. However, as a percent of revenues, SG&A expense decreased to a record low of 3.2% in 2005 from 3.6% in 2004 as the Company benefited from Six Sigma initiatives and process improvements driven by technology investments.

Investment income of $56.9 million in 2005 compares to $59.9 million in 2004, which included a one-time gain of $14.1 million from the sale of equity securities. Excluding the gain in 2004, investment income was higher in 2005 due to higher average interest rates earned on cash and marketable debt securities.

The 2005 income tax provision includes a onetime charge of $64.0 million ($.37 per share) related to repatriation of $1.5 billion of foreign earnings. Excluding the tax charge on repatriated earnings, the effective rate was 32.5% in 2005 compared to 33.7% in 2004. The lower effective tax rate in 2005 was primarily due to lower tax rates in the Netherlands and Mexico.

The Company’s return on revenues was a record 8.1% (8.5% excluding the one-time tax charge) compared to 8.0% in 2004.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 94% of revenues in 2005 and 2004 and 93% of revenues in 2003. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF nameplate.

	2005	2004	2003
Truck net sales and revenues	$13,196.1	$10,762.3	$7,661.2
Truck income before taxes	$1,520.2	$1,145.0	$655.4

The Company achieved record new truck deliveries in 2005, summarized as follows:

	2005	2004	2003
United States	71,900	59,200	39,000
Canada	10,900	9,100	6,600
U.S. and Canada	82,800	68,300	45,600
Europe	52,200	45,300	38,600
Mexico, Australia and other	13,500	10,500	8,800
Total units	148,500	124,100	93,000

2005 Compared to 2004:

PACCAR’s worldwide truck sales and revenues increased 23% to $13.20 billion in 2005 due to continued high demand for the Company’s trucks and related aftermarket parts around the world.

Truck income before taxes was $1.52 billion compared to $1.14 billion in 2004. The increase from the prior year is due to higher production rates, growing aftermarket part sales and improved truck margins. The impact of exchange rate movements was not significant to either revenues or profit in 2005.

Peterbilt and Kenworth delivered 82,800 medium and heavy trucks in the U.S. and Canada during 2005, an increase of 21% over 2004 with heavy-duty (Class 8) deliveries up 23% and medium-duty (Class 6 and 7) deliveries up 12%. The increased deliveries reflect overall market growth. The Class 8 market increased to 287,500 units in 2005 from 233,000 in 2004. The medium-duty market increased 5% to 100,700 units.

New truck deliveries in Europe increased 15% to a record 52,200 units. The 15 tonne and above truck market improved to a record 259,000 units, a 9% increase from 2004 levels. PACCAR’s DAF truck brand increased its share of the 15 tonne and above market for the sixth year in a row. DAF market share in the 6 to 15 tonne market also increased. Truck and parts sales in Europe represented 31% of PACCAR’s total truck segment net sales and revenues in 2005, compared to 34% in 2004.

Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 29%. Deliveries outside the primary markets to customers in Africa, Asia and South America are sold through PACCAR International, the Company’s international sales division. Combined truck and parts sales in these markets accounted for 10% of total truck segment sales and 11% of truck segment profit in 2005.

PACCAR’s worldwide aftermarket parts revenues were $1.68 billion, an increase of 15% compared to $1.46 billion in 2004. Parts operations in North America and Europe benefited from a growing truck population and the further integration of PACCAR technology with dealer business systems to improve responsiveness to customer needs.

Truck segment gross margin as a percentage of net sales and revenues improved to 14.5% in 2005 from 14.3% in 2004 as a result of higher operating efficiencies and strong demand for the Company’s products. Higher material costs from suppliers due to increases in steel, aluminum, crude oil and other commodities have generally been reflected in new truck sales prices.

2004 Compared to 2003:

PACCAR’s worldwide truck sales and revenues increased $3.10 billion to $10.76 billion in 2004 primarily due to higher demand for heavy-duty trucks in all of the Company’s primary markets and a $330.3 million increase due to the weaker U.S. dollar.

Truck income before taxes was $1.14 billion compared to $655.4 million in 2003. The increase from the prior year was the result of higher production rates, aftermarket parts sales volume and truck margins, as well as a $52.9 million favorable impact of the weaker U.S. dollar.

New trucks delivered in the U.S. and Canada were 68,300, an increase of 50% from 2003. Industry retail sales of new Class 8 trucks in the U.S. and Canada totaled 233,000 units in 2004, an increase of 42% from the 2003 level of 164,000. Kenworth and Peterbilt improved their share of the U.S. and Canada Class 6 and 7 truck market in 2004, contributing to the increased deliveries.

In 2004, new trucks delivered in Europe totaled 45,300 units, an increase of 17%. The European 15 tonne and above truck market improved by 20,000 to 238,000 units. DAF Trucks increased its share of both the European heavy-duty (above 15 tonne) market and the 6 to 15 tonne market. Sales in Europe represented approximately 34% of PACCAR’s total truck segment net sales and revenue in 2004, compared to 35% in 2003.

Truck unit deliveries in Mexico, Australia and other countries increased 19%, primarily due to larger markets in Mexico and Australia. Combined results in these countries were 10% of total truck segment sales and 14% of profit in 2004.

PACCAR’s worldwide aftermarket parts revenues of $1.46 billion increased in 2004 compared to 2003 due to a larger truck population and improved market penetration.

In November 2004, PACCAR concluded an early termination agreement with the RAC plc regarding the distribution of Leyland aftermarket parts to DAF dealers and customers in the United Kingdom. PACCAR’s 2004 truck segment results include a $33.3 million pretax charge for costs associated with the agreement.

Truck Outlook

Demand for heavy-duty trucks in the U.S. and Canada is currently forecasted to increase approximately 5% in 2006, with industry retail sales expected to be 290,000–310,000 trucks. European heavy-duty registrations for 2006 are projected to be similar to 2005 at 245,000–265,000 units. Both markets will be affected by engine emissions regulations. In Europe, effective October 1, 2006, all new truck registrations will be required to comply with Euro 4 emissions standards. In the U.S., effective January 1, 2007, all new diesel engines manufactured will be required to comply with EPA 2007 engine emissions standards. In both markets, conversion to the new engine emissions standards will increase the end user vehicle cost. Customers may adopt strategies to mitigate the cost impact by accelerating purchases of trucks before the new standards take effect. This could result in a “pull forward” of vehicle sales in Europe in the first three quarters of 2006 and in the U.S. prior to the January 1, 2007 deadline.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in North America, Europe and Australia, derives its earnings primarily from financing or leasing PACCAR products.

	2005	2004	2003
Financial Services:
Average earning assets	$7,389.0	$5,945.0	$5,139.0
Revenues	759.0	562.6	473.8
Income before taxes	199.9	168.4	123.6

2005 Compared to 2004:

PACCAR Financial Services (PFS) revenues increased 35% to $759.0 million due to higher earning assets worldwide and, to a lesser extent, higher interest rates in the U.S. New business volume was $3.73 billion, up 20% from 2004 on higher truck sales levels and strong market share. PFS provided loan and lease financing for over 27% of PACCAR new trucks delivered in 2005.

Income before taxes increased 19% to a record $199.9 million from $168.4 million in 2004. This improvement was primarily due to higher finance margins, partly offset by a higher provision for losses on receivables related to growing earning asset balances. The increase in finance margins was due to higher earning asset levels and higher yield rates on assets, offset partly by a higher cost of funds. Net portfolio charge-offs were $19.3 million compared to $12.2 million in 2004 and represented .26% and .21% of average earning assets, respectively. At December 31, 2005, the earning asset portfolio was performing well with the percentage of accounts 30+ days past due at 1.2% compared to 1.1% at the end of 2004.

2004 Compared to 2003:

Financial Services revenues increased 19% to $562.6 million in 2004 compared to the prior year due to higher asset levels in the Company’s primary operating markets. New business volume was $3.12 billion, up 38%, reflecting higher truck sales and improved leasing market share.

Income before taxes increased 36% to $168.4 million in 2004 compared to $123.6 million in 2003. The improvement was primarily due to higher finance margins and lower credit losses. Credit losses for the Financial Services segment were $12.2 million in 2004, compared to $24.2 million in 2003. The lower credit losses reflect fewer truck repossessions and higher used truck prices. The increase in finance margins was due to higher earning assets and a lower cost of funds, partially offset by a lower interest yield on assets.

Financial Services Outlook

The outlook for the Financial Services segment is principally dependent on the generation of new business volume and the related spread between the asset yields and the borrowing costs on new business, as well as the level of credit losses experienced. Asset growth is likely in North America and Europe, consistent with the anticipated strong truck markets. The segment continues to be exposed to the risk that economic weakness, as well as higher interest rates and fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in higher past-due accounts and repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent less than 1% of net sales for 2005, 2004 and 2003.

LIQUIDITY AND CAPITAL RESOURCES:

	2005	2004	2003
Cash and cash equivalents	$1,698.9	$1,614.7	$1,347.0
Marketable debt securities	591.4	604.8	377.1
	$2,290.3	$2,219.5	$1,724.1

The Company’s total cash and marketable debt securities increased $70.8 million in 2005. Cash provided by operations of $986.8 million was used primarily to pay dividends of $496.9 million, make capital additions totaling $300.4 million and repurchase PACCAR stock for $367.2 million. Cash required to originate new loans and leases was funded by repayments of existing loans and leases as well as Financial Services borrowings.

The Company has line of credit arrangements of $1.70 billion. The unused portion of these credit lines was $1.62 billion at December 31, 2005 and is primarily maintained to provide backup liquidity for commercial paper borrowings of the financial services companies. Included in these arrangements is a $1.5 billion bank facility, of which $.5 billion matures in 2006 and $1.0 billion matures in 2010. The Company’s strong liquidity position and AA- investment grade credit rating continue to provide financial stability and access to capital markets at competitive interest rates.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper were $28.8 million as of December 31, 2005.

Expenditures for property, plant and equipment in 2005 totaled $299 million compared to $231 million in 2004. Major capital projects included a new engine factory at DAF to manufacture the new Euro 4/5 compliant PACCAR MX 12.9 liter engine for the European market and a significantly expanded Kenworth truck factory in Mexico. In addition, the Company invested in robotics and other quality enhancing innovations in all of its truck factories. Over the last five years, the Company’s worldwide capital spending totaled $800 million.

Spending for capital investments in 2006, including new product development, is expected to increase from 2005 levels. PACCAR is investing in state-of-the-art technology to improve product design and quality, increase capacity, achieve efficiencies in business processes and enhance the distribution network, as well as develop new manufacturing tooling to support product development plans.

As previously announced, during the second quarter of 2005, PACCAR’s Board of Directors authorized the Company to repatriate $1.5 billion of foreign earnings under the provisions of The American Jobs Creation Act. This repatriation was completed by the end of 2005. In accordance with FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, a provision of $64.0 million for the repatriation of foreign earnings was recorded as income tax expense in the second quarter of 2005. U.S. income taxes are not provided on any remaining undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings indefinitely.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds is loans from other PACCAR companies in the truck segment.

The primary sources of borrowings in the capital market are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. At December 31, 2005, $1.3 billion of such securities remained available for issuance.

In September 2005, PACCAR’s European finance subsidiary, PACCAR Financial Europe, registered a €1 billion euro medium-term note program with the London Stock Exchange. On December 31, 2005, €341 million remained available for issuance. This program is renewable annually through the filing of a new prospectus.

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

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2005:

	Maturity
	Within One Year	More than One Year	Total
Borrowings	$5,319.4	$935.5	$6,254.9
Operating leases	32.1	49.8	81.9
Other obligations	15.2	68.6	83.8
Total	$5,366.7	$1,053.9	$6,420.6

At the end of 2005, the Company had $6.42 billion of cash commitments, including $5.37 billion maturing within one year. Of the cash commitments, $6.23 billion were related to the Financial Services segment. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation and the Company’s contractual commitment to acquire future production inventory.

The Company’s other commitments include the following at December 31, 2005:

	Commitment Expiration
	Within One Year	More than One Year	Total
Letters of credit	$16.3	$15.0	$31.3
Loan and lease commitments	291.4		291.4
Equipment acquisition commitments	14.9	38.2	53.1
Residual value guarantees	71.4	175.6	247.0
Total	$394.0	$228.8	$622.8

Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred. Expenditures related to environmental activities were $1.2 million in 2005, $2.4 million in 2004 and $1.2 million in 2003.

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

The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $19.2 million and $44.2 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company’s consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company’s financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements.

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

Allowance for Credit Losses

The Company determines the allowance for credit losses on financial services receivables based on a combination of historical information and current market conditions. This determination is dependent on estimates, including assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

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

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is governed by the pronouncements of the Financial Accounting Standards Board. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. The discount rate for each plan is based on market interest rates of high quality corporate bonds with a maturity profile that matches the timing of the projected benefit payments of the plans. The long-term rate of return on plan assets is based on projected returns for each asset class and the projected relative weighting of those asset classes in the plans. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect expense in such future periods. Changes in the discount rate also affect the valuation of the plan benefits obligation. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations. See Note L of the consolidated financial statements for more information regarding costs and assumptions for employee benefit plans.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2005	2004	2003
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$13,298.4	$10,833.7	$7,721.1

Cost of sales and revenues	11,340.5	9,268.6	6,732.0
Selling, general and administrative	429.9	390.4	345.0
Interest and other expense, net	11.2	34.8	3.5
	11,781.6	9,693.8	7,080.5
Truck and Other Income Before Income Taxes	1,516.8	1,139.9	640.6

FINANCIAL SERVICES:
Revenues	759.0	562.6	473.8

Interest and other	433.8	296.1	248.7
Selling, general and administrative	84.9	80.0	72.9
Provision for losses on receivables	40.4	18.1	28.6
	559.1	394.2	350.2
Financial Services Income Before Income Taxes	199.9	168.4	123.6

Investment income	56.9	59.9	41.3
Total Income Before Income Taxes	1,773.6	1,368.2	805.5
Income taxes	640.4	461.4	279.0
Net Income	$1,133.2	$906.8	$526.5

Net Income Per Share
Basic	$6.60	$5.19	$3.01
Diluted	$6.56	$5.16	$2.99

Weighted average number of common shares outstanding
Basic	171.7	174.6	174.8
Diluted	172.8	175.7	176.1

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2005	2004
	(millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,624.4	$1,579.3
Trade and other receivables, net	582.2	538.7
Marketable debt securities	591.4	604.8
Inventories	495.5	495.6
Deferred taxes and other current assets	214.9	113.3
Total Truck and Other Current Assets	3,508.4	3,331.7

Equipment on operating leases, net	361.0	472.1
Property, plant and equipment, net	1,143.0	1,037.8
Other noncurrent assets	347.1	406.3
Total Truck and Other Assets	5,359.5	5,247.9

FINANCIAL SERVICES:
Cash and cash equivalents	74.5	35.4
Finance and other receivables, net	7,262.5	6,106.1
Equipment on operating leases, net	845.9	716.4
Other assets	173.0	122.2
Total Financial Services Assets	8,355.9	6,980.1
	$13,715.4	$12,228.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2005	2004
	(millions of dollars)
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses	$1,834.9	$1,794.4
Current portion of long-term debt and commercial paper	8.6	8.4
Dividend payable	338.7	347.8
Total Truck and Other Current Liabilities	2,182.2	2,150.6
Long-term debt and commercial paper	20.2	27.8
Residual value guarantees and deferred revenues	410.4	526.2
Deferred taxes and other liabilities	344.0	372.9
Total Truck and Other Liabilities	2,956.8	3,077.5

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	168.9	148.8
Commercial paper and bank loans	3,568.6	2,502.0
Term debt	2,657.5	2,286.6
Deferred taxes and other liabilities	462.5	450.7
Total Financial Services Liabilities	6,857.5	5,388.1

STOCKHOLDERS’ EQUITY
Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 400.0 million shares; issued 169.4 million and 173.9 million shares	169.4	173.9
Additional paid-in capital	140.6	450.5
Treasury stock – at cost – .5 million shares	(35.1)
Retained earnings	3,471.5	2,826.9
Accumulated other comprehensive income	154.7	311.1
Total Stockholders’ Equity	3,901.1	3,762.4
	$13,715.4	$12,228.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2005	2004	2003
	(millions of dollars)
OPERATING ACTIVITIES:
Net income	$1,133.2	$906.8	$526.5
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	133.3	122.0	116.1
Equipment on operating leases and other	236.8	193.0	151.4
Provision for losses on financial services receivables	40.4	18.1	28.6
Other, net	(19.8)	19.4	21.7
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and equivalents:
Receivables:
Trade and other	(80.1)	(53.0)	(32.8)
Wholesale receivables on new trucks	(398.9)	(298.4)	(29.7)
Sales-type finance leases and dealer direct loans on new trucks	(194.3)	(164.0)	(10.7)
Inventories	(30.1)	(142.1)	23.6
Other, net	(37.5)	(30.2)	(57.3)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	147.1	409.7	57.5
Residual value guarantees and deferred revenues	45.5	(69.5)	(55.3)
Other, net	11.2	(20.8)	38.7
Net Cash Provided by Operating Activities	986.8	891.0	778.3

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(2,946.4)	(2,333.1)	(1,829.4)
Collections on retail loans and direct financing leases	2,202.5	1,816.0	1,822.4
Net (increase) decrease in wholesale receivables on used equipment	(15.5)	7.1	1.9
Marketable securities purchases	(1,172.4)	(876.3)	(945.6)
Marketable securities sales and maturities	1,135.1	710.5	1,097.9
Acquisition of property, plant and equipment	(300.4)	(231.9)	(111.2)
Acquisition of equipment for operating leases	(548.1)	(401.6)	(258.1)
Proceeds from asset disposals	96.1	103.2	30.9
Other, net	46.5		(7.7)
Net Cash Used in Investing Activities	(1,502.6)	(1,206.1)	(198.9)

FINANCING ACTIVITIES:
Cash dividends paid	(496.9)	(270.9)	(171.9)
Purchase of treasury stock	(367.2)	(107.7)
Stock option transactions	11.9	15.7	23.8
Net increase in commercial paper and bank loans	1,148.4	148.2	20.2
Proceeds from long-term debt	1,016.9	1,588.6	659.2
Payments on long-term debt	(592.1)	(857.6)	(662.0)
Net Cash Provided by (Used in) Financing Activities	721.0	516.3	(130.7)
Effect of exchange rate changes on cash	(121.0)	66.5	125.3
Net Increase in Cash and Cash Equivalents	84.2	267.7	574.0
Cash and cash equivalents at beginning of year	1,614.7	1,347.0	773.0
Cash and cash equivalents at end of year	$1,698.9	$1,614.7	$1,347.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2005	2004	2003
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$173.9	$175.1	$115.9
Treasury stock retirement	(5.0)	(2.0)
50% stock dividend			58.4
Stock options exercised and other stock compensation	.5	.8	.8
Balance at end of year	169.4	173.9	175.1

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	450.5	524.2	545.8
Treasury stock retirement	(338.4)	(105.7)
50% stock dividend			(58.4)
Stock options exercised and tax benefit	27.0	25.6	32.9
Other stock compensation	1.5	6.4	3.9
Balance at end of year	140.6	450.5	524.2

TREASURY STOCK, AT COST:
Balance at beginning of year
Purchases	(378.5)	(107.7)
Retirements	343.4	107.7
Balance at end of year	(35.1)

RETAINED EARNINGS:
Balance at beginning of year	2,826.9	2,399.2	2,113.3
Net income	1,133.2	906.8	526.5
Cash dividends declared on common stock, per share: 2005-$2.87; 2004-$2.75; 2003-$1.37	(488.6)	(479.1)	(240.6)
Balance at end of year	3,471.5	2,826.9	2,399.2

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance at beginning of year	311.1	147.9	(174.3)
Other comprehensive (loss) income	(156.4)	163.2	322.2
Balance at end of year	154.7	311.1	147.9
Total Stockholders’ Equity	$3,901.1	$3,762.4	$3,246.4

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31	2005	2004	2003
	(millions of dollars)
Net income	$1,133.2	$906.8	$526.5
Other comprehensive (loss) income:
Unrealized gains (losses) on investments
Net holding (loss) gain	(1.6)	(1.2)	9.1
Tax effect	.6	.4	(3.5)
Reclassification adjustment	(.5)	(13.6)	(5.7)
Tax benefit	.2	5.2	2.2
	(1.3)	(9.2)	2.1
Minimum pension liability adjustment	(20.2)	(8.0)	25.8
Tax effect	7.9	2.7	(8.7)
	(12.3)	(5.3)	17.1
Unrealized gains (losses) on derivative contracts
Gains (losses) arising during the period	28.5	(11.9)	(12.4)
Tax effect	(10.5)	3.8	5.6
Reclassification adjustment	9.6	31.4	50.6
Tax effect	(2.8)	(12.3)	(19.2)
	24.8	11.0	24.6
Foreign currency translation (losses) gains	(167.6)	166.7	278.4
Net other comprehensive (loss) income	(156.4)	163.2	322.2
Comprehensive Income	$976.8	$1,070.0	$848.7

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003 (currencies in millions)

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

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also reviewed for impairment on an annual basis. There were no impairment charges during the three years ended December 31, 2005.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are

December 31, 2005, 2004 and 2003 (currencies in millions except per share amounts)

recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note G). At the time certain truck and parts sales to a dealer are recognized, the Company records an estimate of the future sales incentive costs related to such sales. The estimate is based on historical data and announced incentive programs.

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue is suspended when management determines that collection is not probable (generally after 90 days past the contractual due date). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Adjustments resulting from this translation are recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity.

During 2005 the Company entered into forward currency contracts to hedge its net investment in foreign subsidiaries. The gain, net of tax effects, of $45.3 on the hedges was recorded as an adjustment to the foreign currency translation component of other comprehensive income.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. Accordingly, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $117.8 in 2005, $103.2 in 2004 and $81.1 in 2003.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year, adjusted for the dilutive effect of stock options under the treasury stock method.

Stock-Based Compensation: Effective January 1, 2003, PACCAR began to recognize compensation expense on all new employee stock option awards over the option vesting period, generally three years.

In December 2004, the Financial Accounting Standards Board issued FAS No. 123(R), Share-Based Payment, which requires the expensing of all share-based payment transactions, including stock option awards. FAS No. 123(R) also requires that certain tax benefits from stock options be classified as financing rather than operating cash flows. PACCAR will apply FAS No. 123(R) on a modified prospective basis, effective January 1, 2006. The Company does not expect the adoption of FAS No. 123(R) to have a significant effect on its consolidated financial statements.

Stock-based employee compensation expense (net of related tax effects) included in net income amounted to $4.4 in 2005. The following table illustrates the effect on net income and earnings per share as if the expensing of stock options had been applied to all outstanding and unvested shares in 2004 and 2003:

	2004	2003
Net income, as reported	$906.8	$526.5
Add: Stock-based compensation included in net income, net of related tax effects	2.8	1.7
Deduct: Fair value of stock compensation, net of tax	(4.0)	(4.7)
Pro forma net income	$905.6	$523.5

Earnings per share:
Basic–as reported	$5.19	$3.01
Basic–pro forma	5.19	2.99
Diluted–as reported	5.16	2.99
Diluted–pro forma	5.15	2.97

The estimated fair value of stock options granted during 2005, 2004 and 2003 was $21.25, $18.87 and $9.82 per share. These amounts were determined using the Black-Scholes-Merton option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.73%	3.11%	3.21%
Expected volatility of common stock	39%	45%	48%
Dividend yield	3.2%	3.0%	4.4%
Expected life of options	5 years	5 years	5 years

See Note Q for a description of PACCAR’s stock compensation plans.

December 31, 2005, 2004 and 2003 (currencies in millions)

New Accounting Pronouncements: In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 is an interpretation of FAS No. 143, Asset Retirement Obligations, and relates to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The adoption of FIN 47, effective December 31, 2005, did not have an effect on the Company’s consolidated results of operations or financial position.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2005 presentation.

B. INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of accumulated other comprehensive income until realized. Gross realized gains on marketable debt securities were $3.5 in 2005, not significant in 2004 and $5.1 in 2003. Gross realized losses and gross unrealized gains and losses were not significant for any of the three years ended December 31, 2005.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2005, were as follows:

	AMORTIZED	FAIR
	COST	VALUE
U.S. tax-exempt securities	$553.6	$552.7
Non U.S. government securities	39.3	38.7
	$592.9	$591.4

Marketable debt securities at December 31, 2004, were as follows:

	AMORTIZED	FAIR
	COST	VALUE
U.S. tax-exempt securities	$194.8	$195.4
Corporate securities	187.3	187.4
Non U.S. government securities	203.0	202.9
Other debt securities	19.1	19.1
	$604.2	$604.8

The contractual maturities of debt securities at December 31, 2005, were as follows:

	AMORTIZED	FAIR
Maturities:	COST	VALUE
Within one year	$78.6	$78.5
One to five years	196.7	195.3
Five to ten years	14.7	14.7
10 or more years	302.9	302.9
	$592.9	$591.4

Marketable debt securities include $342.3 of variable rate demand obligations (VRDOs). VRDOs are debt instruments with long-term scheduled maturities which have interest rates that periodically reset through an auction process.

The Company had no investments in marketable equity securities at either December 31, 2005 or 2004. Gross realized gains on marketable equity securities were $14.1 and $.7 for the years ended December 31, 2004 and 2003.

C. INVENTORIES

Inventories include the following:

	2005	2004
Finished products	$299.3	$270.6
Work in process and raw materials	330.1	353.1
	629.4	623.7
Less LIFO reserve	(133.9)	(128.1)
	$495.5	$495.6

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 49% and 50% of consolidated inventories before deducting the LIFO reserve at December 31, 2005 and 2004.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2005	2004
Loans	$3,745.9	$3,306.1
Retail direct financing leases	1,881.8	1,635.7
Sales-type finance leases	701.2	497.5
Dealer wholesale financing	1,402.8	1,061.0
Interest and other receivables	86.6	73.0
Unearned interest:
Loans	(103.6)	(100.6)
Finance leases	(307.0)	(239.2)
	7,407.7	6,233.5
Less allowance for losses	(145.2)	(127.4)
	$7,262.5	$6,106.1

The majority of the Company’s customers are located in the United States, which represented 58% of total receivables at December 31, 2005, and 56% at December 31, 2004. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates that some receivables will be paid prior to contract maturity, while some others will be extended or renewed.

Included in Loans are dealer direct loans on the sale of new trucks of $155.8 and $124.2 as of December 31, 2005, and December 31, 2004.

The cash flow effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown as operating cash flows in the consolidated statement of cash flows since they finance the sale of company inventory.

Annual payments due on loans beginning January 1, 2006, are $1,372.8, $981.9, $728.7, $456.3, $184.1 and $22.1 thereafter.

Annual minimum lease payments due on finance leases beginning January 1, 2006, are $718.2, $595.4, $474.9, $362.9, $193.1 and $89.3 thereafter. Estimated residual values included with finance leases amounted to $134.4 in 2005 and $120.1 in 2004.

E. ALLOWANCE FOR LOSSES

The provision for losses on finance, trade and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK	FINANCIAL
	AND OTHER	SERVICES

Balance, December 31, 2002	$25.9	$109.1
Provision for losses	(8.6)	28.6
Net losses	(4.8)	(24.2)
Currency translation	2.4	5.7
Balance, December 31, 2003	14.9	119.2
Provision for losses	(2.2)	18.1
Net losses	(1.0)	(12.2)
Currency translation	1.0	2.3
Balance, December 31, 2004	12.7	127.4
Provision for losses	.3	40.4
Net losses	(.5)	(19.3)
Currency translation	(1.6)	(3.3)
Balance, December 31, 2005	$10.9	$145.2

The Company’s customers are principally concentrated in the transportation industry in North America and Europe. There are no significant concentrations of credit risk in terms of a single customer. Generally, Financial Services and trade receivables are collateralized by the related equipment and parts.

F. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2005	2004
Land	$123.6	$105.6
Buildings	633.3	625.4
Machinery and equipment	1,569.7	1,477.1
	2,326.6	2,208.1
Less allowance for depreciation	(1,183.6)	(1,170.3)
	$1,143.0	$1,037.8

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

G. EQUIPMENT ON OPERATING LEASES

The Company leases equipment under operating leases to customers in the financial services segment. In addition, in the truck segment, equipment sold to customers in Europe subject to a residual value guarantee (RVG) is accounted for as operating leases. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range from three to seven years. Estimated useful lives of the equipment range from five to ten years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

Truck and Other:

Equipment on operating leases is as follows:

	2005	2004
Equipment on lease	$493.4	$649.0
Less allowance for depreciation	(132.4)	(176.9)
	$361.0	$472.1

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2005	2004
Deferred lease revenues	$163.4	$191.5
Residual value guarantee	247.0	334.7
	$410.4	$526.2

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2005, the annual amortization of deferred revenue beginning January 1, 2006, is $68.1, $48.5, $28.0, $12.6, $5.2 and $1.0 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2006, are $71.4, $72.6, $56.8, $27.1, $16.6 and $2.5 thereafter.

Financial Services:

Equipment on operating leases is as follows:

	2005	2004
Transportation equipment	$1,130.7	$930.4
Less allowance for depreciation	(284.8)	(214.0)
	$845.9	$716.4

Annual minimum lease payments due on operating leases beginning January 1, 2006, are $225.3, $142.9, $92.4, $39.5, $11.8 and $.8 thereafter.

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2005	2004
Truck and Other:
Accounts payable	$983.2	$964.0
Salaries and wages	137.2	130.0
Product support reserves	253.3	247.0
Other	461.2	453.4
	$1,834.9	$1,794.4

I . PRODUCT SUPPORT RESERVES

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

Changes in warranty and R&M reserves are summarized as follows:

	2005	2004
Beginning balance	$348.8	$300.5
Cost accruals and revenue deferrals	268.4	246.9
Payments and revenue recognized	(228.0)	(218.6)
Currency translation	(30.3)	20.0
	$358.9	$348.8

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2005	2004
Truck and Other:
Accounts payable and accrued expenses	$253.3	$247.0
Deferred taxes and other liabilities	34.3	32.5
Financial Services:
Deferred taxes and other liabilities	71.3	69.3
	$358.9	$348.8

J . LEASES

The Company leases certain facilities, computer equipment and aircraft under operating leases. Leases expire at various dates through the year 2019.

Annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year at January 1, 2006, are $32.1, $20.5, $12.5, $5.9, $3.4 and $7.5 thereafter.

Total rental expenses under all leases amounted to $42.3, $34.3 and $29.9 for 2005, 2004 and 2003.

K. BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2005	2004
Truck and Other:
Long-term debt:
Commercial paper	5.7%	$8.6	$16.7
Noninterest bearing notes		20.2	19.5
		28.8	36.2
Less current portion	5.7%	(8.6)	(8.4)
		$20.2	$27.8

Long-term debt of $8.6 matures in 2006 and $20.2 matures in 2011.

	EFFECTIVE RATE	2005	2004
Financial Services:
Commercial paper	4.0%	$3,566.3	$2,480.0
Bank loans	5.0%	2.3	22.0
		$3,568.6	$2,502.0
Term debt:
Fixed rate	7.0%	$127.3	$100.5
Floating rate	3.6%	2,530.2	2,186.1
		$2,657.5	$2,286.6

The effective rate is the weighted average rate as of December 31, 2005, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2006, are $1,742.2, $393.4, $388.9, $132.0 and $1.0. Maturities for 2006 include $100.0 of floating rate extendible notes, which were issued in 2005. The extendible notes have an initial maturity of 13 months, which can be extended at the investor’s option to a final maturity of five years.

Consolidated:

Interest paid on consolidated borrowings was $204.0, $134.4 and $137.9 in 2005, 2004 and 2003.

The weighted average interest rate on consolidated commercial paper and bank loans was 4.0%, 3.4% and 3.5% at December 31, 2005, 2004 and 2003.

The primary sources of borrowings are commercial paper and medium-term notes issued in the public markets. The medium-term notes are issued by PACCAR Financial Corp. (PFC) and PACCAR Financial Europe (PFE). PFC periodically files a shelf registration under the Securities Act of 1933. PFC filed a $3,000.0 shelf registration that became effective in 2004. On December 31, 2005, $1,300.0 of debt remained available for issuance. In September 2005, PFE registered a €1,000.0 euro medium-term note program with the London Stock Exchange. On December 31, 2005, €341.1 of such securities remained available under the program.

The Company has line of credit arrangements of $1,695.1. Included in these arrangements is a $1,500 bank facility, of which $500 matures in 2006 and $1,000 matures in 2010. The unused portion of these credit lines was $1,615.2 at December 31, 2005, of which the majority is maintained to provide backup liquidity for commercial paper borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

L. EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $63.7 to its pension plans in 2005 and $58.4 in 2004. The Company expects to contribute in the range of $30.0 to $70.0 to its pension plans in 2006, of which $13.5 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2006, are $32.6, $33.0, $37.3, $40.4, $44.1, and for the five years thereafter, a total of $286.7.

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

The following information details the allocation of plan assets by investment type:

		Actual
	Target	2005	2004
Plan assets allocation as of December 31:
Equity securities	55 - 65%	63.9%	62.9%
Debt securities	35 - 45%	36.1	37.1
Total		100.0%	100.0%

The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2005	2004
Weighted Average Assumptions as of December 31:
Discount rate	5.5%	5.7%
Rate of increase in future compensation levels	4.2%	4.2%
Assumed long-term rate of return on plan assets	7.4%	7.4%

	2005	2004
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$935.2	$799.3
Service cost	40.8	32.2
Interest cost	52.8	48.4
Benefits paid	(29.4)	(33.0)
Actuarial loss	61.0	64.8
Currency translation	(19.7)	16.7
Participant contributions	3.9	3.8
Plan amendment		3.0
Projected benefit obligation at December 31	$1,044.6	$935.2

Change in Plan Assets:
Fair value of plan assets at January 1	$880.3	$763.9
Employer contributions	63.7	58.4
Actual return on plan assets	75.4	77.5
Benefits paid	(29.4)	(33.0)
Currency translation	(20.2)	9.7
Participant contributions	3.9	3.8
Fair value of plan assets at December 31	$973.7	$880.3

Funded Status at December 31:
Funded status	$(70.9)	$(54.9)
Unrecognized actuarial loss	220.1	184.1
Unrecognized prior service cost	17.7	21.0
Unrecognized net initial obligation	2.2	2.2
Net pension asset	$169.1	$152.4

Amounts Recorded in Balance Sheet:
Prepaid benefit	$160.3	$171.0
Accrued benefit liability	(30.9)	(39.9)
Intangible asset	6.5	8.3
Accumulated other comprehensive loss	33.2	13.0
Net pension asset	$169.1	$152.4

The projected benefit obligation includes $38.6 at December 31, 2005, and $33.3 at December 31, 2004, related to an unfunded supplemental plan.

The accumulated benefit obligation for all pension plans of the Company, except for certain multiemployer and foreign-insured plans, was $904.9 at December 31, 2005, and $806.8 at December 31, 2004.

	2005	2004	2003
Components of Pension Expense:
Service cost	$40.8	$32.2	$27.0
Interest on projected benefit obligation	52.8	48.5	44.2
Expected return on assets	(64.1)	(59.5)	(48.5)
Amortization of prior service costs	3.6	3.4	2.9
Recognized actuarial loss	9.2	3.8	4.1
Other	.1	.2	.3
Net pension expense	$42.4	$28.6	$30.0

Pension expense for multi-employer and foreign-insured plans was $29.0, $24.9 and $19.3 in 2005, 2004 and 2003.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $20.6, $18.5 and $16.1 in 2005, 2004 and 2003.

The Company also provides coverage of approximately 50% of medical costs for the majority of its U.S. employees from retirement until age 65 as well as a nominal death benefit.

The following data relate to unfunded postretirement medical and life insurance plans:

	2005	2004
Unfunded Status at December 31:
Unfunded status	$(76.7)	$(69.3)
Unrecognized actuarial loss	19.8	18.5
Unrecognized prior service cost	.6	.8
Unrecognized net initial obligation	2.8	3.2
Accrued postretirement benefits	$(53.5)	$(46.8)

	2005	2004
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$69.3	$51.2
Service cost	3.6	2.6
Interest cost	4.2	3.7
Benefits paid	(1.4)	(1.9)
Actuarial loss	1.0	13.7
Projected benefit obligation at December 31	$76.7	$69.3

	2005	2004	2003
Components of Retiree Expense:
Service cost	$3.6	$2.6	$1.7
Interest cost	4.2	3.7	2.9
Recognized actuarial loss	1.5	.7
Recognized prior service cost	.2	.1	.1
Recognized net initial obligation	.4	.5	.5
Net retiree expense	$9.9	$7.6	$5.2

The discount rate used for calculating the accumulated plan benefits was 5.6% for 2005 and 5.8% for 2004. In 2005 the assumed long-term medical inflation rate was 12% declining to 6% over six years. In 2004 the rate assumption was 7% for all future years. Annual benefits expected to be paid beginning January 1, 2006, are $2.8, $3.2, $3.7, $4.3, $5.0 and for the five years thereafter, a total of $35.5.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on annual total of service and interest
cost components	$1.0	$(.8)
Effect on accumulated postretirement benefit
obligation	$7.6	$(6.6)

M. INCOME TAXES

	2005	2004	2003
Income Before Income Taxes:
Domestic	$960.3	$643.5	$273.6
Foreign	813.3	724.7	531.9
	$1,773.6	$1,368.2	$805.5

Provision for Income Taxes:
Current provision:
Federal	$330.7	$139.9	$53.6
State	41.9	22.1	13.4
Repatriated earnings	64.0
Foreign	257.7	251.4	195.8
	694.3	413.4	262.8
Deferred (benefit) provision:
Federal	(35.7)	64.7	33.4
State	.4	6.7
Foreign	(18.6)	(23.4)	(17.2)
	(53.9)	48.0	16.2
	$640.4	$461.4	$279.0

Reconciliation of Statutory U.S. Federal Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$620.8	$478.9	$281.9
Effect of:
State income taxes	27.5	18.7	8.7
Repatriated earnings	64.0
Foreign income taxes	(45.3)	(25.7)	(4.6)
Other, net	(26.6)	(10.5)	(7.0)
	$640.4	$461.4	$279.0

The American Jobs Creation Act of 2004 (AJCA) created a special 85% tax deduction available during 2005 for certain repatriated foreign earnings that are reinvested in qualifying domestic activities, as defined in the AJCA. PACCAR repatriated $1.5 billion of foreign earnings in 2005. In accordance with FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA, a provision of $64.0 for the repatriation of foreign earnings was recorded as current income tax expense during the second quarter of 2005. United States income taxes are not provided on any remaining undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings indefinitely. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is $1.68 billion at December 31, 2005.

During 2005, the Company generated $50.0 in U.S. foreign tax credit carryforwards, which expire in 2015. The Company does not expect to utilize these credits, and accordingly, recorded a valuation reserve for the full amount in 2005.

At December 31, 2005, the Company’s net tax operating loss carryforwards were $221.2. Substantially all of the loss carryforwards are in foreign subsidiaries and carry forward indefinitely, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected operating results. During 2004, the Company’s evaluation resulted in a $9.5 reduction in the valuation reserve related to net operating loss carryforwards at its subsidiary Leyland Trucks Ltd. in the United Kingdom.

At December 31:	2005	2004
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$232.3	$210.9
Net operating loss carryforwards	64.5	81.5
Allowance for losses on receivables	50.8	43.2
U.S. foreign tax credit carryforward	50.0
Foreign product development costs	41.1	36.3
Other	71.7	25.3
	510.4	397.2
Valuation reserve	(95.5)	(56.0)
	414.9	341.2

Liabilities:
Financial Services leasing depreciation	(343.9)	(338.4)
Depreciation and amortization	(91.5)	(85.4)
Pension	(56.2)	(42.2)
Other	(68.2)	(56.8)
	(559.8)	(522.8)
Net deferred tax liability	$(144.9)	$(181.6)

At December 31:	2005	2004
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$132.4	$82.4
Other noncurrent assets	43.6	59.5
Deferred taxes and other liabilities	(22.1)	(35.5)
Financial Services:
Other assets	27.8	28.3
Deferred taxes and other liabilities	(326.6)	(316.3)
Net deferred tax liability	$(144.9)	$(181.6)

Cash paid for income taxes was $722.0, $418.7 and $246.0 in 2005, 2004 and 2003.

N. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value, based on quoted market prices (see Note B).

Financial Services Net Receivables: For floating-rate loans and wholesale financings, fair values approximate carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Finance lease receivables and the related loss provisions have been excluded from the accompanying table.

Short- and Long-term Debt: The carrying amount of commercial paper and short-term bank borrowings and floating-rate, long-term debt approximates fair value. The fair value of fixed-rate, long-term debt is estimated using discounted cash flow analysis, based on current rates for similar types and maturities of debt.

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for interest-rate contracts are based on amounts that would be paid or received to terminate agreements outstanding at December 31, 2005 (see Note P). The fair value of outstanding foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Balance sheet captions, which include financial instruments that are not carried at fair value, are as follows:

	CARRYING AMOUNT	FAIR VALUE
2005
Truck and Other:
Long-term debt	$28.8	$26.8

Financial Services:
Net receivables	4,954.5	4,909.4
Term debt	2,657.5	2,657.3

2004
Truck and Other:
Long-term debt	$36.2	$34.6

Financial Services:
Net receivables	4,185.1	4,172.0
Term debt	2,286.6	2,286.5

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

Expenditures related to environmental activities were $1.2 in 2005, $2.4 in 2004 and $1.2 in 2003. The Company’s estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $19.2 and $44.2. The Company has established a reserve to provide for estimated future environmental cleanup costs.

At December 31, 2005, PACCAR had standby letters of credit of $31.3, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $14.9 in 2006, $8.1 in 2007 and $30.1 in 2008. At December 31, 2005, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $291.4. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory amounting to $11.2 in 2006, $9.3 annually from 2007 to 2010 and $2.2 in 2011.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

P. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. PACCAR’s policies prohibit the use of derivatives for speculation or trading. The Company documents its hedge objectives, procedures and accounting treatment at the inception of and during the term of each hedge. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default, and the Company had no material exposures to default at December 31, 2005.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and basis swaps and cap agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2005, the Company had 401 interest-rate contracts outstanding. The notional amount of these contracts totaled $3,927.7, with amounts expiring annually over the next six years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total fair value of all interest-rate contracts amounted to an asset of $38.0 and a liability of $9.7 at December 31, 2005. Fair values at December 31, 2004, amounted to an asset of $16.2 and a liability of $34.6.

Notional maturities for all interest-rate contracts for the six years beginning January 1, 2006, are $1,306.7, $1,234.9, $914.3, $352.9, $106.9 and $12.0. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. The weighted average pay rate of 3.76% for the fixed rate swaps approximates the Company’s net cost of funds. The weighted average receive rate of 4.10% for fixed rate swaps offsets rates on associated debt obligations. In addition, cross currency interest-rate swaps with a notional amount of $100.3 are used to hedge both the interest rate risk and the foreign exchange risk of Mexican peso-denominated debt.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso. Foreign exchange contracts mature within one year. PACCAR had net foreign exchange purchase contracts outstanding amounting to $321.1 and $399.6 U.S. dollars at December 31, 2005 and 2004. The fair value of these foreign exchange contracts was a liability of $.7 and an asset of $9.3 at December 31, 2005 and 2004.

Derivative assets are included in the accompanying consolidated balance sheets, in Truck and Other “Deferred taxes and other current assets” and Financial Services “Other assets.” Derivative liabilities are included in Truck and Other “Accounts payable and accrued expenses” and “Deferred taxes and other liabilities” and in Financial Services “Accounts payable, accrued expenses and other.”

Substantially all of the Company’s interest-rate contracts and all of its foreign currency exchange contracts have been designated as cash flow hedges. Gains or losses on the effective portion of derivatives designated and qualifying as cash flow hedges that arise from changes in fair value are initially reported in other comprehensive income. Gains or losses on the ineffective portion of cash flow hedges are recognized currently in earnings and were immaterial for each of the three years ended December 31, 2005. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net realized gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net gain included in other comprehensive income as of December 31, 2005, $12.3 is expected to be reclassified to interest expense in 2006. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s interest-rate risk management strategy.

In 2005, the Company entered into cross currency interest-rate swaps in connection with its financing operations in Mexico. These instruments have been designated and accounted for as fair value hedges. Unrealized gains and losses related to these interest-rate swaps, together with changes in the fair value of the underlying debt, are recognized and recorded as an adjustment to interest expense. Ineffectiveness from these hedges was immaterial during the year ended December 31, 2005.

Q. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 20.7 million. As of December 31, 2005, the maximum number of shares available for future grants under these plans is 9.5 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/02	4,523,300	$21.88
Granted	864,100	31.40
Exercised	(1,267,600)	19.31
Cancelled	(229,600)	26.45
Outstanding at 12/31/03	3,890,200	24.56
Granted	457,600	56.95
Exercised	(736,100)	20.78
Cancelled	(270,400)	32.66
Outstanding at 12/31/04	3,341,300	29.18
Granted	414,600	72.25
Exercised	(484,400)	23.59
Cancelled	(101,900)	44.05
Outstanding at 12/31/05	3,169,600	$35.19

The following tables summarize information about stock options outstanding and exercisable at December 31, 2005:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$11.00-18.56	463,500	2.5	$16.28
22.94-23.90	725,300	4.2	23.29
28.20-31.40	1,181,400	6.5	29.96
56.95	396,300	8.0	56.95
72.25	403,100	9.0	72.25
	3,169,600	5.9	$35.19

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$11.00-18.56	463,500	$16.28
22.94-23.90	725,300	23.29
28.20	531,300	28.20
	1,720,100	$22.92

*Weighted Average

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

	2005	2004	2003
Additional shares	1,103,500	1,188,600	1,218,600

Options outstanding at each year-end with exercise prices in excess of the respective year’s average common stock market price (antidilutive options) have been excluded from the diluted earnings per share calculation. Antidilutive options amounted to 403,100 in 2005, 428,300 in 2004 and none in 2003.

December 31, 2005, 2004 and 2003 (currencies in millions except share amounts)

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

Accumulated Other Comprehensive Income:

Following are the components of accumulated other comprehensive income:

	2005	2004	2003
Minimum pension liability adjustment	$(33.2)	$(13.0)	$(5.0)
Deferred tax asset	12.4	4.5	1.8
	(20.8)	(8.5)	(3.2)
Unrealized gain (loss) on derivative contracts	32.7	(5.4)	(24.9)
Deferred tax (liability) asset	(12.0)	1.3	9.8
	20.7	(4.1)	(15.1)
Unrealized (loss) gain on investments	(1.6)	.5	15.3
Deferred tax asset (liability)	.6	(.2)	(5.8)
	(1.0)	.3	9.5
Currency translation adjustment	155.8	323.4	156.7
Accumulated other comprehensive income	$154.7	$311.1	$147.9

Other Capital Stock Changes: During 2005 the Company acquired 5.5 million of its common shares, of which five million were retired. In 2004, the Company acquired and retired two million of its outstanding common shares.

Stock Dividend: On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004, to stockholders of record on January 19, 2004, with fractional shares paid in cash. This resulted in the issuance of 58,398,302 additional shares and 583 fractional shares paid in cash.

December 31, 2005, 2004 and 2003 (currencies in millions)

S. SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal segments, Truck and Financial Services.

The Truck segment includes the manufacture of trucks and the distribution of related aftermarket parts, both of which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in North America and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in North America and Europe.

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $15.7, $10.8 and $9.3 for 2005, 2004 and 2003. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

	2005	2004	2003
Geographic Area Data
Revenues:
United States	$7,161.8	$5,414.2	$3,653.9
Continental Europe	2,889.5	2,640.3	1,928.3
United Kingdom	1,206.7	1,085.6	872.3
Other	2,799.4	2,256.2	1,740.4
	$14,057.4	$11,396.3	$8,194.9

Long-lived assets:
Property, plant and equipment, net
United States	$443.0	$424.7	$371.8
The Netherlands	308.4	276.8	217.5
Other	391.6	336.3	304.1
	$1,143.0	$1,037.8	$893.4

Goodwill and other intangibles, net
The Netherlands	$105.7	$122.7	$121.2
Other	1.3	1.3	1.2
	$107.0	$124.0	$122.4
Equipment on operating leases, net
United States	$400.7	$340.9	$198.7
United Kingdom	206.6	278.8	301.8
France	130.7	157.0	155.3
Other	468.9	411.8	310.0
	$1,206.9	$1,188.5	$965.8

Business Segment Data
Net sales and revenues:
Truck
Total	$13,559.4	$11,081.8	$7,894.3
Less intersegment	(363.3)	(319.5)	(233.1)
External customers	13,196.1	10,762.3	7,661.2
All Other	102.3	71.4	59.9
	13,298.4	10,833.7	7,721.1
Financial Services	759.0	562.6	473.8
	$14,057.4	$11,396.3	$8,194.9

Income before income taxes:
Truck	$1,520.2	$1,145.0	$655.4
All Other	(3.4)	(5.1)	(14.8)
	1,516.8	1,139.9	640.6
Financial Services	199.9	168.4	123.6
Investment income	56.9	59.9	41.3
	$1,773.6	$1,368.2	$805.5

Depreciation and amortization:
Truck	$190.3	$182.1	$174.1
Financial Services	166.6	124.0	83.3
All Other	13.2	8.9	10.1
	$370.1	$315.0	$267.5

Expenditures for long-lived assets:
Truck	$419.3	$222.7	$127.2
Financial Services	413.7	386.1	228.1
Other	15.5	24.7	14.0
	$848.5	$633.5	$369.3

Segment assets:
Truck	$2,955.8	$2,889.3	$2,470.6
Other	187.9	174.5	163.3
Cash and marketable securities	2,215.8	2,184.1	1,700.3
	5,359.5	5,247.9	4,334.2
Financial Services	8,355.9	6,980.1	5,605.4
	$13,715.4	$12,228.0	$9,939.6

MANAGEMENT‘S REPORT ON INTERNAL CONTROL OVER
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

Management assessed the Company’s internal control over financial reporting as of December 31, 2005, based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2005.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm, as stated in their report.

Mark C. Pigott
Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE COMPANY‘S CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PACCAR Inc’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2006, expressed an unqualified opinion thereon.

Seattle, Washington February 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON THE COMPANY‘S INTERNAL CONTROLS

Board of Directors and Stockholders

PACCAR Inc

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005, of PACCAR Inc, and our report dated February 17, 2006, expressed an unqualified opinion thereon.

Seattle, Washington February 17, 2006

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(millions except per share data)
Truck and Other Net Sales and Revenues	$13,298.4	$10,833.7	$7,721.1	$6,786.0	$5,641.7
Financial Services Revenues	759.0	562.6	473.8	432.6	458.8
Total Revenues	$14,057.4	$11,396.3	$8,194.9	$7,218.6	$6,100.5
Net Income	$1,133.2	$906.8	$526.5	$372.0	$173.6
Net Income Per Share:
Basic	6.60	5.19	3.01	2.15	1.01
Diluted	6.56	5.16	2.99	2.13	1.00
Cash Dividends Declared	2.87	2.75	1.37	1.00	.64
Total Assets:
Truck and Other	5,359.5	5,247.9	4,334.2	3,590.2	3,155.4
Financial Services	8,355.9	6,980.1	5,605.4	5,112.3	4,758.5
Truck and Other Long-Term Debt	20.2	27.8	33.7	33.9	40.7
Financial Services Debt	6,226.1	4,788.6	3,786.1	3,527.6	3,426.2
Stockholders’ Equity	3,901.1	3,762.4	3,246.4	2,600.7	2,252.6

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by NASDAQ and cash dividends declared. There were 2,187 record holders of the common stock at December 31, 2005.

	2005			2004
	CASH DIVIDENDS DECLARED	STOCK PRICE		CASH DIVIDENDS DECLARED	STOCK PRICE
QUARTER		HIGH	LOW		HIGH	LOW
First	$.20	$81.38	$68.50	$.15	$59.82	$49.61
Second	.21	74.04	63.84	.20	60.70	51.00
Third	.21	76.61	66.21	.20	69.25	52.95
Fourth	.25	73.59	63.30	.20	81.42	62.00
Year-End Extra	2.00			2.00

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2005
Truck and Other Net Sales and Revenues	$3,154.6	$3,372.9	$3,345.4	$3,425.5

Truck and Other Gross Profit (Before SG&A and Interest)	464.9	496.5	502.9	493.6

Financial Services Revenues	171.4	182.5	195.6	209.5

Financial Services Gross Profit (Before SG&A)	75.1	80.0	83.2	86.9

Net Income (1)	274.0	241.5	304.8	312.9

Net Income Per Share (2):
Basic	$1.57	$1.40	$1.79	$1.85
Diluted	1.56	1.39	1.78	1.83

2004
Truck and Other Net Sales and Revenues	$2,374.3	$2,653.4	$2,774.7	$3,031.3

Truck and Other Gross Profit (Before SG&A and Interest)	330.8	398.2	395.8	440.3

Financial Services Revenues	127.0	133.4	143.1	159.1

Financial Services Gross Profit (Before SG&A)	59.6	64.4	69.0	73.5

Net Income (3)	182.2	236.5	246.7	241.4

Net Income Per Share (2):
Basic	$1.04	$1.35	$1.42	$1.39
Diluted	1.03	1.34	1.41	1.38

(1)             Second quarter net income includes a $64.0 income tax provision for repatriation of foreign earnings.

(2)             The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

(3)             Fourth quarter net income includes $23.3 for costs associated with the termination of an agreement regarding distribution of Leyland parts in the United Kingdom and $5.4 for a gain on the sale of real estate.

Third quarter net income includes a $9.5 tax benefit related to higher expected utilization of net operating loss carryforwards in the United Kingdom.

MARKET RISKS AND DERIVATIVE INSTRUMENTS

(currencies in millions)

Interest Rate Risks – See Note P for a description of the Company’s hedging programs and exposure to interest rate fluctuations. The Company measures its interest rate risk by estimating the amount by which the fair value of interest rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

	2005	2004
Fair Value Gains (Losses)
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(6.1)	$(9.9)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	.6	.7
Interest rate swaps related to commercial paper classified as long-term debt	(0.1)	.2
FINANCIAL SERVICES:
Assets
Loans and wholesale financing, net of unearned interest, less allowance for losses	(46.7)	(40.2)
Liabilities
Term debt	.9	.9
Interest rate swaps related to financial services debt	54.6	45.0
Total	$3.2	$(3.3)

Currency Risks – The Company enters into foreign exchange forward contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (See Note P for additional information concerning these hedges). The Company uses a sensitivity analysis to evaluate its exposure to foreign currency exchange rate fluctuations. This analysis measures the potential gain or loss in the fair value of forward contracts based on a percentage increase or decrease in exchange rates relative to the U.S. dollar. A hypothetical 10% weakening of the U.S. dollar relative to all other currencies would result in a potential unrealized loss of $31.3 related to contracts outstanding at December 31, 2005, compared to $17.9 at December 31, 2004. These amounts would be largely offset by changes in the values of the underlying hedged exposures.