Form 10-K, Exhibit 13
period 2006-12-31
PACCAR INC
filed 2007-02-26
CIK 75362

Exhibit 13

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of an industry peer group of companies identified in the graph (the Peer Group Index) for the last five fiscal years ending December 31, 2006. Standard & Poor’s has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the Peer Group Index provides a better comparison than other indices available. The Peer Group Index consists of ArvinMeritor, Inc., Caterpillar Inc., Cummins, Inc., Dana Corp., Deere & Co., Eaton Corp., Ingersoll-Rand Co. Ltd., Navistar International Corp., and Oshkosh Truck Corp. The comparison assumes that $100 was invested December 31, 2001 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2001	2002	2003	2004	2005	2006
PACCAR Inc	100.00	109.04	206.66	304.05	272.37	400.45
S&P 500 Index	100.00	77.90	100.25	111.15	116.61	135.03
Peer Group Index	100.00	96.09	158.07	189.88	196.95	224.46

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

RESULTS OF OPERATIONS:

	2006	2005	2004
Net sales and revenues:
Truck and Other	$15,503.3	$13,298.4	$10,833.7
Financial Services	950.8	759.0	562.6
	$16,454.1	$14,057.4	$11,396.3
Income before taxes:
Truck and Other	$1,846.6	$1,516.8	$1,139.9
Financial Services	247.4	199.9	168.4
Investment income	81.3	56.9	59.9
Income taxes	(679.3)	(640.4)	(461.4)
Net Income	$1,496.0	$1,133.2	$906.8
Diluted Earnings Per Share	$5.95	$4.37	$3.44

Overview:

PACCAR is a global technology company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts and the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

Consolidated net sales and revenue increased 17% to a record $16.45 billion from $14.06 billion in 2005 due to strong global demand for the Company’s high-quality trucks, aftermarket parts and financial services. Financial Services revenues increased 25% to $950.8 million in 2006.

PACCAR achieved record net income in 2006 of $1,496.0 million ($5.95 per diluted share), which was an increase of 32% over 2005 net income of $1,133.2 million ($4.37 per diluted share). Excellent results were achieved in the Truck and Other businesses due to revenue growth, increased margins and ongoing cost control. Financial Services income before taxes increased 24% to a record $247.4 million compared to $199.9 million in 2005 as a result of strong asset growth, low credit losses and stable finance margins.

Selling, general and administrative (SG&A) expense for Truck and Other increased to $457.3 million in 2006 compared to $429.9 million in 2005. SG&A increased to support expanded sales and higher production levels. However, as a percent of revenues, SG&A expense decreased to a record low of 3.0% in 2006 from 3.2% in 2005 as the Company continued to implement Six Sigma initiatives and process improvements in all facets of the business.

Investment income of $81.3 million in 2006 increased from $56.9 million in 2005. Investment income was higher in 2006 due to higher average cash and marketable debt security balances and higher interest rates compared to 2005.

The 2006 effective income tax rate was 31.2% compared to 32.5% in 2005 (excluding the $64.0 million tax on the 2005 repatriation of $1.5 billion of foreign earnings). The lower 2006 effective income tax rate reflects the impact of a favorable tax settlement and higher tax-exempt investment income in the U.S.

The Company’s return on revenues was a record 9.1% compared to 8.1% in 2005.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 93% of revenues in 2006 and 94% of revenues in 2005 and 2004. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF nameplate.

	2006	2005	2004
Truck net sales and revenues	$15,367.3	$13,196.1	$10,762.3
Truck income before taxes	$1,848.8	$1,520.2	$1,145.0

The Company achieved record new truck deliveries in every major market during 2006 as summarized below:

	2006	2005	2004
United States	82,600	71,900	59,200
Canada	12,900	10,900	9,100
U.S. and Canada	95,500	82,800	68,300
Europe	55,900	52,200	45,300
Mexico, Australia and other	15,400	13,500	10,500
Total units	166,800	148,500	124,100

2006 Compared to 2005:

PACCAR’s worldwide truck sales and revenues increased 16% to $15.37 billion in 2006 due to high demand for the Company’s trucks and related aftermarket parts in all major markets.

Truck income before taxes was $1.85 billion compared to $1.52 billion in 2005. The increase from the prior year was due to higher production rates, growing aftermarket part sales and improved truck margins. The impact of exchange rate movements was not significant to either revenues or profit in 2006.

In the U.S. and Canada, Peterbilt and Kenworth delivered a record 95,500 medium and heavy trucks during 2006, an increase of 15% over 2005. The increased deliveries reflect overall market growth and increased market share. The Class 8 market increased 12% to a record 322,500 units in 2006 from 287,500 in 2005. The market benefited partially from vehicle sales “pulled forward” prior to the January 1, 2007 implementation of new higher cost EPA emission compliant engines in the United States. PACCAR’s market share increased to 25.3% in 2006 from 23.1% in 2005. The total medium-duty market increased 3% to 107,000 units.

In Europe, DAF trucks delivered a record 55,900 units during 2006, an increase of 7% over 2005. The 15 tonne and above truck market improved to 268,500 units, a 4% increase from 2005 levels. DAF increased its share of the 15 tonne and above market for the seventh year in a row, growing to 14.5% in 2006 from 13.7% in 2005. DAF market share in the 6 to 15 tonne market also increased. Truck and parts sales in Europe represented 28% of PACCAR’s total truck segment net sales and revenues in 2006 compared to 31% in 2005.

Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 14%. Deliveries outside the primary markets to customers in Africa, Asia and South America are sold through PACCAR International, the Company’s international sales division. Combined truck and parts sales in these markets accounted for 10% of total truck segment sales and 9% of truck segment profit in 2006.

PACCAR’s worldwide aftermarket parts revenues were $1.94 billion, an increase of 15% compared to $1.68 billion in 2005. Parts operations benefited from a growing truck population and the continued integration of PACCAR technology with dealer business systems to provide competitive sales programs to more customers.

Truck segment gross margin as a percentage of net sales and revenues improved to 14.7% in 2006 from 14.5% in 2005 as a result of improved operating efficiencies and strong demand for the Company’s products. Higher material costs from suppliers, including the impacts of higher crude oil, copper, steel, aluminum and other commodities have generally been reflected in higher costs and sales prices for new trucks.

2005 Compared to 2004:

PACCAR’s worldwide truck sales and revenues increased $2.43 billion to $13.20 billion in 2005 due to higher demand for the Company’s trucks and related aftermarket parts around the world.

Truck income before taxes was $1.52 billion compared to $1.14 billion in 2004. The increase from the prior year is due to higher production rates, growing aftermarket part sales and improved truck margins.

Peterbilt and Kenworth delivered 82,800 medium and heavy trucks in the U.S. and Canada during 2005, an increase of 21% from 2004. Industry retail sales of new Class 8 trucks in the U.S. and Canada were 287,500 units in 2005 up 23% from 233,000 in 2004. The medium-duty market increased 7% to 103,200 units.

In Europe, new truck deliveries increased 15% to 52,200 units. The 15 tonne and above truck market improved to 259,000 units, a 9% increase from 2004 levels. Truck and parts sales in Europe represented 31% of PACCAR’s total truck segment net sales and revenues in 2005, compared to 34% in 2004.

Truck unit deliveries in Mexico, Australia and other countries increased 29%, primarily due to a larger market in Mexico. Combined results in these countries were 10% of total truck segment sales and 11% of truck segment profit in 2005.

PACCAR’s worldwide aftermarket parts revenues of $1.68 billion in 2005 increased from 2004 due to a growing truck population and improved business system integration with dealers.

Truck Outlook

Demand for heavy-duty trucks in the U.S. and Canada is currently forecast to decline 30% to 40% in 2007, with industry retail sales expected to be 200,000–230,000 trucks. Western European heavy-duty registrations for 2007 are projected to remain strong at 250,000–270,000 units. Demand for the Company’s products in Mexico, Australia and international markets is expected to remain strong.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in North America, Europe and Australia, derives its earnings primarily from financing or leasing PACCAR products. Over the last ten years, the asset portfolio and income before taxes have grown at a compound annual growth rate of 14%.

	2006	2005	2004
Financial Services:
Average earning assets	$8,746.0	$7,389.0	$5,945.0
Revenues	950.8	759.0	562.6
Income before taxes	247.4	199.9	168.4

2006 Compared to 2005:

PACCAR Financial Services (PFS) revenues increased 25% to $950.8 million due to higher earning assets worldwide and higher interest rates. New business volume was a record $4.24 billion, up 14% from 2005 on higher truck sales levels and solid market share. PFS provided loan and lease financing for over 25% of PACCAR new trucks delivered in 2006.

Income before taxes increased 24% to a record $247.4 million from $199.9 million in 2005. This improvement was primarily due to higher finance gross profit and lower credit losses, partly offset by an increase in selling, general and administrative expenses to support business growth. The increase in finance gross profit was due to higher asset levels and higher interest rates, offset partly by a higher cost of funds. Net portfolio charge-offs were $13.9 million compared to $19.3 million in 2005. At December 31, 2006, the earning asset portfolio quality was excellent with the percentage of accounts 30+ days past-due at 1.2%, the same percentage as the end of 2005.

During the year, PFS expanded its financing operations into Hungary and the Czech Republic and now operates in 17 countries worldwide.

2005 Compared to 2004:

PFS revenues increased 35% to $759.0 million due to higher asset levels in the Company’s primary operating markets. New business volume was $3.73 billion, up 20% on higher truck sales levels and strong market share.

Income before taxes increased 19% to $199.9 million from $168.4 million in 2004. This improvement was primarily due to higher finance gross profit, partly offset by a higher provision for losses. The increase in finance margins was due to the 24% increase in assets and higher interest rates, offset partly by a higher cost of funds. The higher provision for losses resulted from the growth in the asset base.

Financial Services Outlook

The outlook for the Financial Services segment is principally dependent on the generation of new business volume and the related spread between the asset yields and the borrowing costs on new business, as well as the level of credit losses experienced. Asset growth is expected to be modest in the U.S. and Canada as new business volume will approximate asset repayments. Asset growth is likely in Europe, consistent with the anticipated strong truck market. The segment continues to be exposed to the risk that economic weakness, as well as higher interest rates and fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in higher past-due accounts and repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent less than 1% of net sales for 2006, 2005 and 2004.

LIQUIDITY AND CAPITAL RESOURCES:

	2006	2005	2004
Cash and cash equivalents	$1,852.5	$1,698.9	$1,614.7
Marketable debt securities	821.7	591.4	604.8
	$2,674.2	$2,290.3	$2,219.5

The Company’s total cash and marketable debt securities increased $383.9 million in 2006. Cash provided by operations of $1,852.7 million was used primarily to pay dividends of $530.4 million, make capital additions totaling $312.0 million and repurchase PACCAR stock for $312.0 million. Cash required to originate new loans and leases was funded by repayments of existing loans and leases as well as Financial Services borrowings.

The Company has line of credit arrangements of $2.24 billion. The unused portion of these credit lines was $2.17 billion at December 31, 2006 and is primarily maintained to provide backup liquidity for commercial paper borrowings of the financial services companies. Included in these arrangements is a $2.0 billion bank facility, of which $1.0 billion matures in 2007 and $1.0 billion matures in 2010. The Company’s strong liquidity position and AA- investment grade credit rating continue to provide financial stability and access to capital markets at competitive interest rates.

In December 2006, PACCAR’s Board of Directors approved the repurchase of an additional $300 million of the Company’s common stock.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper totaled $20.2 million as of December 31, 2006.

Expenditures for property, plant and equipment in 2006 totaled $312 million compared to $299 million in 2005. Major capital projects included the completion of the new $74 million truck and fabrication facilities in Mexico and a parts distribution facility in Oklahoma, substantial completion of a 30 percent expansion to the Kenworth truck factory in Ohio and the beginning of construction of a new engine test facility at DAF in the Netherlands. In addition, the Company made significant investments related to new product introductions for 2007 in the areas of vehicle styling, telematics, engine technology and light-weight materials to improve product quality, fuel economy and increase customer satisfaction. Over the last ten years, the Company’s combined investments in world-wide capital projects and research and development totaled $2.83 billion.

Spending for capital investments and research and development in 2007 is expected to increase from 2006 levels. PACCAR is investing in key product development areas, including onboard energy management systems for Class 8 and medium-duty vehicles and diesel-electric hybrid technology to deliver improved fuel economy in medium-duty vehicles. In mid 2007, the Company will begin construction of a $400 million, 400,000 square-foot engine manufacturing facility and technology center in the Southeast United States which is expected to be completed in 2009. In addition, the Company will construct a new parts distribution center in Hungary to serve the growing Central and Eastern European markets.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds is loans from other PACCAR companies.

The primary sources of borrowings in the capital market are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC filed a shelf registration under the Securities Act of 1933 in November 2006. The registration expires in 2009 and does not limit the principal amount of debt securities that may be issued during the period.

In September 2006, PACCAR’s European finance subsidiary, PACCAR Financial Europe, renewed the registration of a €1 billion medium-term note program with the London Stock Exchange. On December 31, 2006, €289 million remained available for issuance. This program is renewable annually through the filing of a new prospectus.

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

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, lines of credit and access to public and private debt markets.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2006:

	Maturity
	Within	More than
	One Year	One Year	Total
Borrowings	$4,637.8	$2,642.2	$7,280.0
Operating leases	29.1	49.4	78.5
Other obligations	181.2	125.8	307.0
Total	$4,848.1	$2,817.4	$7,665.5

At the end of 2006, the Company had $7.70 billion of cash commitments, including $4.85 billion maturing within one year. Of the total cash commitments, $7.26 billion were related to the Financial Services segment. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation and the Company’s contractual commitment to acquire future production inventory.

The Company’s other commitments include the following at December 31, 2006:

	Commitment Expiration
	Within	More than
	One Year	One Year	Total
Letters of credit	$17.7	$16.7	$34.4
Loan and lease commitments	280.3		280.3
Equipment acquisition commitments	23.0	30.1	53.1
Residual value guarantees	96.6	188.5	285.1
Total	$417.6	$235.3	$652.9

Loan and lease commitments are for funding new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred. Expenditures related to environmental activities in 2006, 2005 and 2004 were immaterial.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided an accrual for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Management expects that these matters will not have a significant effect on the Company’s consolidated cash flow, liquidity or financial condition.

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

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and G of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company’s control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant.

Allowance for Credit Losses

The Company determines the allowance for credit losses on financial services receivables based on a combination of historical information and current market conditions. This determination is dependent on estimates, including assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be materially impacted.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claims incurred could materially differ from the estimated amounts and require adjustments to the reserve.

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is governed by the pronouncements of the Financial Accounting Standards Board. Management determines appropriate assumptions about the future to be used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, long-term rates of return on plan assets, health care cost trends, inflation rates, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events.

The discount rate for each plan is based on market interest rates of high-quality corporate bonds with a maturity profile that matches the timing of the projected benefit payments of the plans. Changes in the discount rate affect the valuation of the plan benefits obligation and funded status of the plans.

The long-term rate of return on plan assets is based on projected returns for each asset class and relative weighting of those asset classes in the plans.

Actual results that differ from these assumptions are accumulated and amortized into expense over future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations and the balance sheet funded status of the plans.

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

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2006	2005	2004
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$15,503.3	$13,298.4	$10,833.7

Cost of sales and revenues	13,199.7	11,340.5	9,268.6
Selling, general and administrative	457.3	429.9	390.4
Interest and other (income) expense, net	(.3)	11.2	34.8
	13,656.7	11,781.6	9,693.8
Truck and Other Income Before Income Taxes	1,846.6	1,516.8	1,139.9

FINANCIAL SERVICES:
Revenues	950.8	759.0	562.6

Interest and other	573.7	433.8	296.1
Selling, general and administrative	95.9	84.9	80.0
Provision for losses on receivables	33.8	40.4	18.1
	703.4	559.1	394.2
Financial Services Income Before Income Taxes	247.4	199.9	168.4

Investment income	81.3	56.9	59.9
Total Income Before Income Taxes	2,175.3	1,773.6	1,368.2
Income taxes	679.3	640.4	461.4
Net Income	$1,496.0	$1,133.2	$906.8

Net Income Per Share
Basic	$5.98	$4.40	$3.46
Diluted	$5.95	$4.37	$3.44

Weighted average number of common shares outstanding
Basic	250.1	257.6	261.8
Diluted	251.4	259.2	263.6

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2006	2005
	(millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,806.3	$1,624.4
Trade and other receivables, net	665.0	582.2
Marketable debt securities	821.7	591.4
Inventories	693.7	495.5
Deferred taxes and other current assets	212.8	214.9
Total Truck and Other Current Assets	4,199.5	3,508.4

Equipment on operating leases, net	418.2	361.0
Property, plant and equipment, net	1,347.2	1,143.0
Other noncurrent assets	331.3	347.1
Total Truck and Other Assets	6,296.2	5,359.5

FINANCIAL SERVICES:
Cash and cash equivalents	46.2	74.5
Finance and other receivables, net	8,542.7	7,262.5
Equipment on operating leases, net	1,033.1	845.9
Other assets	189.2	173.0
Total Financial Services Assets	9,811.2	8,355.9
	$16,107.4	$13,715.4

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2006	2005
	(millions of dollars)
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses	$2,240.5	$1,834.9
Current portion of long-term debt and commercial paper		8.6
Dividend payable	497.0	338.7
Total Truck and Other Current Liabilities	2,737.5	2,182.2
Long-term debt and commercial paper	20.2	20.2
Residual value guarantees and deferred revenues	477.5	410.4
Deferred taxes and other liabilities	383.7	344.0
Total Truck and Other Liabilities	3,618.9	2,956.8

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	243.2	168.9
Commercial paper and bank loans	4,222.6	3,568.6
Term debt	3,037.2	2,657.5
Deferred taxes and other liabilities	529.3	462.5
Total Financial Services Liabilities	8,032.3	6,857.5

STOCKHOLDERS’ EQUITY
Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 400.0 million shares; issued 248.5 million and 169.4 million shares	248.5	169.4
Additional paid-in capital	27.5	140.6
Treasury stock – at cost	(2.1)	(35.1)
Retained earnings	4,026.1	3,471.5
Accumulated other comprehensive income	156.2	154.7
Total Stockholders’ Equity	4,456.2	3,901.1
	$16,107.4	$13,715.4

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2006	2005	2004
	(millions of dollars)
OPERATING ACTIVITIES:
Net income	$1,496.0	$1,133.2	$906.8
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	163.4	133.3	122.0
Equipment on operating leases and other	271.2	236.8	193.0
Provision for losses on financial services receivables	33.8	40.4	18.1
Other, net	61.2	(19.8)	19.4
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and equivalents:
Receivables:
Trade and other	(80.5)	(80.1)	(53.0)
Wholesale receivables on new trucks	(64.6)	(398.9)	(298.4)
Sales-type finance leases and dealer direct loans on new trucks	(232.4)	(194.3)	(164.0)
Inventories	(168.5)	(30.1)	(142.1)
Other, net	(2.2)	(37.5)	(30.2)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	423.3	147.1	409.7
Residual value guarantees and deferred revenues	72.9	45.5	(69.5)
Other, net	(120.9)	11.2	(20.8)
Net Cash Provided by Operating Activities	1,852.7	986.8	891.0

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(3,318.5)	(2,946.4)	(2,333.1)
Collections on retail loans and direct financing leases	2,543.8	2,202.5	1,816.0
Net (increase) decrease in wholesale receivables on used equipment	(27.5)	(15.5)	7.1
Marketable securities purchases	(1,458.2)	(1,172.4)	(876.3)
Marketable securities sales and maturities	1,225.4	1,135.1	710.5
Acquisition of property, plant and equipment	(312.0)	(300.4)	(231.9)
Acquisition of equipment for operating leases	(642.3)	(548.1)	(401.6)
Proceeds from asset disposals	162.2	96.1	103.2
Other, net	1.0	46.5
Net Cash Used in Investing Activities	(1,826.1)	(1,502.6)	(1,206.1)

FINANCING ACTIVITIES:
Cash dividends paid	(530.4)	(496.9)	(270.9)
Purchase of treasury stock	(312.0)	(367.2)	(107.7)
Stock option transactions	37.7	11.9	15.7
Net increase in commercial paper and bank loans	576.0	1,148.4	148.2
Proceeds from long-term debt	2,222.6	1,016.9	1,588.6
Payments on long-term debt	(1,951.4)	(592.1)	(857.6)
Net Cash Provided by Financing Activities	42.5	721.0	516.3
Effect of exchange rate changes on cash	84.5	(121.0)	66.5
Net Increase in Cash and Cash Equivalents	153.6	84.2	267.7
Cash and cash equivalents at beginning of year	1,698.9	1,614.7	1,347.0
Cash and cash equivalents at end of year	$1,852.5	$1,698.9	$1,614.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2006	2005	2004
	(millions of dollars except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$169.4	$173.9	$175.1
Treasury stock retirement	(5.0)	(5.0)	(2.0)
50% stock dividend	83.1
Stock options exercised and other stock compensation	1.0	.5	.8
Balance at end of year	248.5	169.4	173.9

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	140.6	450.5	524.2
Treasury stock retirement	(160.8)	(338.4)	(105.7)
Stock options and tax benefit	42.6	27.0	25.6
Other stock compensation	5.1	1.5	6.4
Balance at end of year	27.5	140.6	450.5

TREASURY STOCK, AT COST:
Balance at beginning of year	(35.1)
Purchases	(301.5)	(378.5)	(107.7)
Retirements	334.5	343.4	107.7
Balance at end of year	(2.1)	(35.1)

RETAINED EARNINGS:
Balance at beginning of year	3,471.5	2,826.9	2,399.2
Net income	1,496.0	1,133.2	906.8
Cash dividends declared on common stock, per share: 2006-$2.77; 2005-$1.91; 2004-$1.83	(689.6)	(488.6)	(479.1)
Treasury stock retirement	(168.7)
50% stock dividend	(83.1)
Balance at end of year	4,026.1	3,471.5	2,826.9

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance at beginning of year	154.7	311.1	147.9
FAS 158 accounting change, net of $87.5 tax effect	(160.2)
Other comprehensive income (loss)	161.7	(156.4)	163.2
Balance at end of year	156.2	154.7	311.1
Total Stockholders’ Equity	$4,456.2	$3,901.1	$3,762.4

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31	2006	2005	2004
	(millions of dollars)
Net income	$1,496.0	$1,133.2	$906.8
Other comprehensive income (loss):
Unrealized (losses) gains on derivative contracts
Gains (losses) arising during the period	13.1	28.5	(11.9)
Tax effect	(4.7)	(10.5)	3.8
Reclassification adjustment	(17.4)	9.6	31.4
Tax effect	5.9	(2.8)	(12.3)
	(3.1)	24.8	11.0
Unrealized losses on investments
Net holding loss	(.6)	(1.6)	(1.2)
Tax effect	.3	.6	.4
Reclassification adjustment		(.5)	(13.6)
Tax effect		.2	5.2
	(.3)	(1.3)	(9.2)
Minimum pension liability adjustment	26.0	(20.2)	(8.0)
Tax effect	(9.8)	7.9	2.7
	16.2	(12.3)	(5.3)
Foreign currency translation gains (losses)	148.9	(167.6)	166.7
Net other comprehensive income (loss)	161.7	(156.4)	163.2
Comprehensive Income	$1,657.7	$976.8	$1,070.0

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004 (currencies in millions)

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

Cash and Cash Equivalents: Cash equivalents consist of liquid investments with a maturity at date of purchase of three months or less.

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also tested for impairment on an annual basis. There were no impairment charges during the three years ended December 31, 2006.

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

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity.

During 2005, the Company entered into forward currency contracts to hedge its net investment in foreign subsidiaries. The gain, net of tax effects, of $45.3 on the hedges was recorded as an adjustment to the foreign currency translation component of other comprehensive income.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. Accordingly, inventories, cost of sales, property, plant and equipment, and depreciation are remeasured at historical rates. Resulting gains and losses are included in net income.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $150.6 in 2006, $117.8 in 2005 and $103.2 in 2004.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year, adjusted for the dilutive effects of stock-based compensation awards under the treasury stock method.

Stock-Based Compensation: Effective January 1, 2003, PACCAR elected to recognize compensation expense on all new employee stock option awards over the vesting period, generally three years, pursuant to FASB Statement No. 123, Accounting for Stock-Based Compensation. Stock-based compensation expense, net of tax, was $6.9 in 2006 and $4.8 in 2005. Had compensation expense been recognized for options granted prior to 2003, net income and earnings per share for 2004 would have been adjusted to the pro forma amounts shown below:

Net income, as reported	$906.8
Add: Stock-based compensation included in net income, net of related tax effects	2.8
Deduct: Fair value of stock compensation, net of tax	(4.0)
Pro forma net income	$905.6

The adoption of FASB Statement No. 123(R), Share-Based Payment (FAS 123(R)) on January 1, 2006 had an immaterial effect on the consolidated financial statements.

Realized tax benefits for 2006 of $15.3 related to the excess of deductible amounts over compensation costs recognized have been classified as a financing cash flow, in accordance with FAS 123(R).

As of December 31, 2006, there was $7.4 of unamortized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.5 years. Unamortized compensation cost at December 31, 2006 related to unvested restricted stock awards was $1.7, which is expected to be recognized over a remaining weighted-average vesting period of 1.3 years.

The estimated fair value of stock options granted during 2006, 2005 and 2004 was $11.94, $14.17 and $12.58 per share. These amounts were determined using the Black-Scholes-Merton option-pricing model, which values options based on the stock price at the grant date and the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.44%	3.73%	3.11%
Expected volatility	34%	39%	45%
Expected dividend yield	4.0%	3.2%	3.0%
Expected term	5 years	5 years	5 years

See Note Q for a description of PACCAR’s stock compensation plans.

New Accounting Pronouncements: In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). FAS 158 requires an employer to recognize the funded status of each of its defined benefit postretirement plans as an asset or liability and to recognize changes in the funded status as a component of comprehensive income. Upon adoption at December 31, 2006, total assets were reduced by $114.7, total liabilities were increased by $45.5 and stockholders’ equity was reduced by $160.2, net of tax.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 is an interpretation of Statement No. 109, Accounting for Income Taxes, that clarifies the criteria for recognition of income tax benefits and becomes effective January 1, 2007. The Company does not expect this pronouncement to have a significant effect on its consolidated results of operations or financial position.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2006 presentation.

B. INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of accumulated other comprehensive income until realized. Gross realized and unrealized gains and losses on marketable debt securities were not significant for any of the three years ended December 31, 2006.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities consisted of the following at December 31:

	AMORTIZED	FAIR
2006	COST	VALUE
U.S. tax-exempt securities	$752.3	$750.9
U.S. government securities	59.4	58.5
Other debt securities	12.2	12.3
	$823.9	$821.7

	AMORTIZED	FAIR
2005	COST	VALUE
U.S. tax-exempt securities	$553.6	$552.7
U.S. government securities	39.3	38.7
	$592.9	$591.4

The contractual maturities of debt securities at December 31, 2006, were as follows:

	AMORTIZED	FAIR
Maturities:	COST	VALUE
Within one year	$230.5	$230.4
One to five years	465.1	463.0
Five to ten years	.9	.9
10 or more years	127.4	127.4
	$823.9	$821.7

Marketable debt securities include $128.4 of variable rate demand obligations (VRDOs). VRDOs are debt instruments with long-term scheduled maturities which have interest rates that periodically reset through an auction process.

The Company had no investments in marketable equity securities at either December 31, 2006 or 2005. Gross realized gains on marketable equity securities were $14.1 for the year ended December 31, 2004.

C. iNvENTORiES

Inventories include the following:

At December 31,	2006	2005
Finished products	$365.4	$299.3
Work in process and raw materials
	472.1	330.1
	837.5	629.4
Less LIFO reserve	(143.8)	(133.9)
	$693.7	$495.5

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 53% and 49% of consolidated inventories before deducting the LIFO reserve at December 31, 2006 and 2005.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

At December 31,	2006	2005
Loans	$4,226.7	$3,642.3
Retail direct financing leases	2,322.1	1,881.8
Sales-type finance leases	909.2	701.2
Dealer wholesale financing	1,562.6	1,402.8
Interest and other receivables	112.1	86.6
Unearned interest:
Finance leases	(421.0)	(307.0)
	8,711.7	7,407.7
Less allowance for losses	(169.0)	(145.2)
	$8,542.7	$7,262.5

The majority of the Company’s customers are located in the United States, which represented 58% of total receivables at December 31, 2006 and December 31, 2005. Terms for substantially all finance and other receivables range up to 60 months. Repayment experience indicates that some receivables will be paid prior to contract maturity, while others will be extended or renewed.

Included in Loans are dealer direct loans on the sale of new trucks of $50.9 and $29.6 as of December 31, 2006 and 2005.

The effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown in the consolidated statements of cash flows as operating activities since they finance the sale of company inventory.

Annual payments due on loans beginning January 1, 2007, are $1,614.2, $1,093.6, $852.0, $533.6, $246.6 and $37.1 thereafter.

Annual minimum lease payments due on finance leases beginning January 1, 2007, are $874.0, $750.4, $647.0, $437.0, $239.1 and $110.1 thereafter. Estimated residual values included with finance leases amounted to $173.7 in 2006 and $134.4 in 2005.

E. ALLOWANCE FOR LOSSES

The provision for losses on finance, trade and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK	FINANCIAL
	AND OTHER	SERVICES
Balance, December 31, 2003	$14.9	$119.2
Provision for losses	(2.2)	18.1
Net losses	(1.0)	(12.2)
Currency translation	1.0	2.3
Balance, December 31, 2004	12.7	127.4
Provision for losses	.3	40.4
Net losses	(.5)	(19.3)
Currency translation	(1.6)	(3.3)
Balance, December 31, 2005	10.9	145.2
Provision for losses	.3	33.8
Net losses	(6.0)	(13.9)
Currency translation	.5	3.9
Balance, December 31, 2006	$5.7	$169.0

The Company’s customers are principally concentrated in the transportation industry in North America and Europe. There are no significant concentrations of credit risk in terms of a single customer. Generally, Truck and Other and Financial Services receivables are collateralized by the related equipment and parts.

F. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

At December 31,	2006	2005
Land	$142.5	$123.6
Buildings	731.3	633.3
Machinery and equipment	1,838.0	1,569.7
	2,711.8	2,326.6
Less allowance for depreciation	(1,364.6)	(1,183.6)
	$1,347.2	$1,143.0

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

Truck and Other:

Equipment on operating leases is as follows:

At December 31,	2006	2005
Equipment on lease	$589.7	$493.4
Less allowance for depreciation	(171.5)	(132.4)
	$418.2	$361.0

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

At December 31,	2006	2005
Deferred lease revenues	$192.4	$163.4
Residual value guarantee	285.1	247.0
	$477.5	$410.4

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2006, the annual amortization of deferred revenue beginning January 1, 2007, is $82.2, $54.7, $33.3, $15.9, $5.4 and $.9 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2007, are $96.5, $71.2, $61.1, $36.7, $16.7 and $2.9 thereafter.

Financial Services:

Equipment on operating leases is as follows:

At December 31,	2006	2005
Transportation equipment	$1,397.1	$1,130.7
Less allowance for depreciation	(364.0)	(284.8)
	$1,033.1	$845.9

Annual minimum lease payments due on operating leases beginning January 1, 2007, are $253.2, $182.5, $113.5, $52.1, $17.2 and $3.3 thereafter.

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

At December 31,	2006	2005
Truck and Other:
Accounts payable	$1,211.6	$983.2
Salaries and wages	155.7	137.2
Product support reserves	305.1	253.3
Other	568.1	461.2
	$2,240.5	$1,834.9

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

At December 31,	2006	2005
Beginning balance	$391.5	$376.3
Cost accruals and revenue deferrals	302.4	289.2
Payments and revenue recognized	(271.0)	(240.5)
Currency translation	35.4	(33.5)
	$458.3	$391.5

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

At December 31,	2006	2005
Truck and Other:
Accounts payable and accrued expenses	$305.1	$253.3
Deferred taxes and other liabilities	64.8	66.9
Financial Services:
Deferred taxes and other liabilities	88.4	71.3
	$458.3	$391.5

J. LEASES

The Company leases certain facilities, computer equipment and aircraft under operating leases. Leases expire at various dates through the year 2019.

Annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year at January 1, 2007, are $29.1, $18.1, $10.8, $7.6, $3.7 and $9.2 thereafter.

Total rental expenses under all leases amounted to $41.4, $42.3 and $34.3 for 2006, 2005 and 2004.

K. BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following at December 31:

	2006	2005
Truck and Other:
Noninterest bearing notes	$20.2	$20.2
Commercial paper		8.6
	20.2	28.8
Less current portion		(8.6)
	$20.2	$20.2

Long-term debt of $20.2 matures in 2011.

	EFFECTIVE
	RATE	2006	2005
Financial Services:
Commercial paper	4.8%	$4,200.6	$3,566.3
Bank loans	6.6%	22.0	2.3
		$4,222.6	$3,568.6
Term debt:
Fixed rate	9.5%	$48.3	$127.3
Floating rate	4.5%	2,988.9	2,530.2
		$3,037.2	$2,657.5

The effective rate is the weighted average rate as of December 31, 2006, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2007, are $415.2, $709.1, $1,911.9, and $1.0. Maturities for 2008 include $300.0 of floating rate extendible notes, which were issued in 2005 and 2006. The extendible notes have an initial maturity of 13 months, which can be extended at the investor’s option to a final maturity of five years.

Consolidated:

Interest paid on consolidated borrowings was $281.6, $204.0 and $134.4 in 2006, 2005 and 2004.

The weighted average interest rate on consolidated commercial paper and bank loans was 4.8%, 4.0% and 3.4% at December 31, 2006, 2005 and 2004.

The primary sources of borrowings are commercial paper and medium-term notes issued in the public markets. The medium-term notes are issued by PACCAR Financial Corp. (PFC) and PACCAR Financial Europe (PFE). PFC filed a shelf registration under the Securities Act of 1933 in November 2006. The registration expires in 2009 and the Company has authorized $5,000 available for issuance during the three year registration period. At December 31, 2006, $4,700 of debt remained available for issuance under this program. In September 2006, PFE renewed the registration of a €1,000 medium-term note program with the London Stock Exchange. On December 31, 2006, €289 of debt remained available for issuance under this program.

The Company has line of credit arrangements of $2,236.9. Included in these arrangements is a $2,000 bank facility, of which $1,000 matures in 2007 and $1,000 matures in 2010. The unused portion of these credit lines was $2,166.0 at December 31, 2006, of which the majority is maintained to provide backup liquidity for commercial paper borrowings. Compensating balances are not required on the lines, and service fees are immaterial.

L. EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $149.7 to its pension plans in 2006 and $63.7 in 2005. The Company expects to contribute in the range of $50.0 to $90.0 to its pension plans in 2007, of which $14.8 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2007, are $37.2, $41.8, $45.5, $49.3, $54.5, and for the five years thereafter, a total of $343.7.

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

The following information details the allocation of plan assets by investment type:

		Actual
	Target	2006	2005
Plan assets allocation as of December 31:
Equity securities	55 - 70%	67.3%	63.9%
Debt securities	30 - 45%	32.7	36.1
Total		100.0%	100.0%

The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

At December 31,	2006	2005
Weighted Average Assumptions:
Discount rate	5.7%	5.5%
Rate of increase in future compensation levels	4.2%	4.2%
Assumed long-term rate of return on plan assets	7.4%	7.4%

	2006	2005
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$1,044.6	$935.2
Service cost	50.5	40.8
Interest cost	60.8	52.8
Benefits paid	(37.5)	(29.4)
Actuarial loss	30.5	61.0
Plan amendments	9.7
Currency translation	30.4	(19.7)
Participant contributions	4.4	3.9
Projected benefit obligation at December 31	$1,193.4	$1,044.6

Change in Plan Assets:
Fair value of plan assets at January 1	$973.7	$880.3
Employer contributions	149.7	63.7
Actual return on plan assets	120.3	75.4
Benefits paid	(37.5)	(29.4)
Currency translation	31.5	(20.2)
Participant contributions	4.4	3.9
Fair value of plan assets at December 31	1,242.1	973.7
Funded Status at December 31	$48.7	$(70.9)

Amounts Recorded in Balance Sheet:
Other noncurrent assets	$94.5	$166.8
Other noncurrent liabilities	(45.8)	(30.9)
Accumulated other comprehensive loss	$146.8	$20.8

As described more fully in Note A, FAS 158 changed the balance sheet accounting for defined benefit plans for 2006 on a prospective basis. Under FAS 158, the funded status of each defined benefit plan is recorded as an asset or a liability. The December 31, 2005 balance sheet assets and liabilities include the effects of unrecognized actuarial losses, prior service cost and net initial obligations and these items are now included in accumulated other comprehensive income, net of tax. In addition, minimum pension liabilities and intangible assets related to defined benefit plans are no longer recognized.

Included in accumulated other comprehensive income at December 31, 2006, was $129.4 of unrecognized actuarial loss, $15.9 of unrecognized prior service cost and $1.5 of unrecognized net initial obligation.

Of the December 31, 2006 amounts in accumulated other comprehensive income, $5.1 of unrecognized actuarial loss and $2.7 of unrecognized prior service cost is expected to be amortized into net pension expense in 2007.

The projected benefit obligation includes $41.2 and $38.6 at December 31, 2006 and 2005 related to an unfunded supplemental plan. The accumulated benefit obligations for this same plan were $30.5 and $27.9 at December 31, 2006 and 2005.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans, was $1,035.4 at December 31, 2006, and $904.9 at December 31, 2005.

Year Ended December 31,	2006	2005	2004
Components of Pension Expense:
Service cost	$50.5	$40.8	$32.2
Interest on projected benefit obligation	60.8	52.8	48.5
Expected return on assets	(76.7)	(64.1)	(59.5)
Amortization of prior service costs	3.6	3.6	3.4
Recognized actuarial loss	12.7	9.2	3.8
Other	.1	.1	.2
Net pension expense	$51.0	$42.4	$28.6

Pension expense for multi-employer and foreign-insured plans was $32.0, $29.0 and $24.9 in 2006, 2005 and 2004.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $22.1, $20.6 and $18.5 in 2006, 2005 and 2004.

The Company also provides coverage of approximately 50% of medical costs for the majority of its U.S. employees from retirement until age 65 as well as a death benefit.

The following data relate to unfunded postretirement medical and life insurance plans:

Year Ended December 31,	2006	2005	2004
Components of Retiree Expense:
Service cost	$5.4	$3.6	$2.6
Interest cost	4.8	4.2	3.7
Recognized actuarial loss	1.4	1.5	.7
Recognized prior service cost	.1	.2	.1
Recognized net initial obligation	.5	.4	.5
Net retiree expense	$12.2	$9.9	$7.6

The discount rate used for calculating the accumulated plan benefits was 5.9% for 2006 and 5.6% for 2005. In 2006 the assumed long-term medical inflation rate was 11% declining to 6% over five years. In 2005 the rate assumption was 12% declining to 6% over six years. Annual benefits expected to be paid beginning January 1, 2007, are $3.2, $3.9, $4.9, $6.0, $7.3 and for the five years thereafter, a total of $47.0.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1%	1%
	INCREASE	DECREASE
Effect on annual total of service and interest cost components	$1.2	$(1.4)
Effect on accumulated postretirement benefit obligation	$9.7	$(8.4)

	2006	2005
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$76.7	$69.3
Service cost	5.4	3.6
Interest cost	4.8	4.2
Benefits paid	(2.2)	(1.4)
Actuarial loss	7.7	1.0
Projected benefit obligation at December 31	$92.4	$76.7

Unfunded Status at December 31	$(92.4)	$(76.7)
Amounts Recorded in Balance Sheet:
Other noncurrent liabilities	$(92.4)	$(53.5)
Accumulated other comprehensive income	$18.0

The December 31, 2005 balance sheet assets and liabilities include the effects of unrecognized actuarial losses, prior service cost and net initial obligations and these items are now included in accumulated other comprehensive income, net of tax.

Included in accumulated other comprehensive income at December 31, 2006, was $16.2 of unrecognized actuarial loss, $.3 of unrecognized prior service cost and $1.5 of unrecognized net initial obligation.

Of the December 31, 2006 amounts in accumulated other comprehensive income, $.7 of unrecognized actuarial loss and $.3 of unrecognized net initial obligation is expected to be amortized into net retiree expense in 2007.

M. INCOME TAXES

Year Ended December 31,	2006	2005	2004
Income Before Income Taxes:
Domestic	$1,149.3	$960.3	$643.5
Foreign	1,026.0	813.3	724.7
	$2,175.3	$1,773.6	$1,368.2

Provision for Income Taxes:
Current provision:
Federal	$280.4	$394.7	$139.9
State	39.6	41.9	22.1
Foreign	292.4	257.7	251.4
	612.4	694.3	413.4
Deferred provision (benefit):
Federal	49.6	(35.7)	64.7
State	4.7	.4	6.7
Foreign	12.6	(18.6)	(23.4)
	66.9	(53.9)	48.0
	$679.3	$640.4	$461.4

Reconciliation of Statutory U.S. Federal Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$761.4	$620.8	$478.9
Effect of:
State income taxes	27.3	27.5	18.7
Repatriated earnings	(10.0)	64.0
Foreign income taxes	(48.8)	(45.3)	(25.7)
Other, net	(50.6)	(26.6)	(10.5)
	$679.3	$640.4	$461.4

A provision of $64.0 for the repatriation of foreign earnings was recorded as current income tax expense during 2005. In 2006, a benefit of $10.0 was recorded from the final calculation of taxes related to the 2005 repatriation of foreign earnings.

United States income taxes are not provided on the undistributed earnings of the Company’s foreign subsidiaries that are considered to be indefinitely reinvested. At December 31, 2006, the amount of undistributed earnings which are considered to be indefinitely reinvested is $1,918.7. U.S. income taxes were provided for the $610.2 not indefinitely reinvested.

During 2005, the Company generated $50.0 in U.S. foreign tax credit carryforwards. The Company did not expect to utilize these credits, and recorded a full valuation allowance in 2005. During 2006, the Company utilized a portion of these credits and has $36.4 available at December 31, 2006. These credits are expected to be utilized in the future and the remaining valuation allowance was reversed in 2006.

At December 31, 2006, the Company’s net tax operating loss carryforwards were $227.1. Substantially all of the loss carryforwards are in foreign subsidiaries and carry forward indefinitely, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected future operating results.

At December 31	2006	2005
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$245.9	$232.3
Net operating loss carryforwards	67.2	64.5
Allowance for losses on receivables	55.8	50.8
U.S. foreign tax credit carryforward	36.4	50.0
Foreign product development costs	40.5	41.1
Postretirement benefit plans	90.1
Other	57.8	71.7
	593.7	510.4
Valuation allowance	(45.1)	(95.5)
	548.6	414.9
Liabilities:
Financial Services leasing depreciation	(390.3)	(343.9)
Depreciation and amortization	(89.4)	(91.5)
Postretirement benefit plans	(68.6)	(56.2)
Other	(122.0)	(68.2)
	(670.3)	(559.8)
Net deferred tax liability	$(121.7)	$(144.9)

At December 31	2006	2005
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$133.5	$132.4
Other noncurrent assets	96.4	43.6
Deferred taxes and other liabilities	(15.6)	(22.1)
Financial Services:
Other assets	29.3	27.8
Deferred taxes and other liabilities	(365.3)	(326.6)
Net deferred tax liability	$(121.7)	$(144.9)

Cash paid for income taxes was $611.5, $722.0 and $418.7 in 2006, 2005 and 2004.

N. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company used the following methods and assumptions to determine the fair values of its financial instruments:

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Marketable Securities: Amounts are carried at fair value, based on quoted market prices (see Note B).

Financial Services Net Receivables: For floating-rate loans, wholesale financings, and interest and other receivables, fair values approximate carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on current rates for comparable loans. Finance lease receivables and related loss provisions approximate fair value and have been excluded from the accompanying table.

Derivative Instruments: Derivative instruments, including interest rate contracts and foreign currency exchange contracts, are carried at fair value. Fair values are based on quoted market prices or pricing models using current market rates and represent the amounts that the Company would receive or pay to terminate the contracts.

Short- and Long-term Debt: The carrying amounts of commercial paper and short-term bank borrowings and floating-rate, long-term debt approximate fair value. The fair value of fixed-rate, long-term debt is estimated using discounted cash flow analysis, based on current interest rates for similar types and maturities of debt.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Balance sheet captions which include financial instruments that are not carried at approximate fair value are as follows at December 31:

	CARRYING	FAIR
2006	AMOUNT	VALUE
Truck and Other:
Long-term debt	$20.2	$16.8

Financial Services:
Net receivables	5,672.9	5,580.8
Term debt	3,037.2	3,038.2

2005
Truck and Other:
Long-term debt	$28.8	$26.8

Financial Services:
Net receivables	4,954.5	4,909.4
Term debt	2,657.5	2,657.3

O. COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in 2006, 2005 and 2004 were not significant.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

At December 31, 2006, PACCAR had standby letters of credit of $34.4, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $23.0 in 2007 and $30.1 in 2008. At December 31, 2006, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $280.3. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory, amounting to $181.2 in 2007 and $125.8 thereafter.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

P. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. PACCAR’s policies prohibit the use of derivatives for speculation or trading. The Company documents its hedge objectives, procedures and accounting treatment at the inception of and during the term of each hedge. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default, and the Company had no material exposures to default at December 31, 2006.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and basis swaps and cap agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2006, the Company had 510 interest-rate contracts outstanding. The notional amount of these contracts totaled $4,790.4, with amounts expiring annually over the next six years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total fair value of all interest-rate contracts amounted to an asset of $36.0 and a liability of $17.3 at December 31, 2006. Fair values at December 31, 2005 amounted to an asset of $38.0 and a liability of $9.7.

Notional maturities for all interest-rate contracts for the six years beginning January 1, 2007, are $1,348.9, $1,418.8, $1,353.8, $493.1, $150.9 and $24.9. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Cross currency interest-rate swaps are also used to hedge foreign currency exposure in addition to modifying the interest-rate characteristics of debt.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions and borrowings denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso. Foreign exchange contracts mature within one year. PACCAR had net foreign exchange purchase contracts outstanding amounting to $279.3 and $321.1 U.S. dollars at December 31, 2006 and 2005, respectively. The net fair value of these foreign exchange contracts was an asset of $2.0 and a liability of $.5 at December 31, 2006. Fair values at December 31, 2005 amounted to an asset of $1.8 and a liability of $2.5.

Derivative assets are included in the consolidated balance sheets in Truck and Other “Deferred taxes and other current assets” and Financial Services “Other assets.” Derivative liabilities are included in Truck and Other “Accounts payable and accrued expenses” and “Deferred taxes and other liabilities” and in Financial Services “Accounts payable, accrued expenses and other.”

Substantially all of the Company’s interest-rate contracts and all of its foreign currency exchange contracts have been designated as cash flow hedges. The Company uses regression and the change in variable cash flows method to assess and measure effectiveness of interest rate contracts. For foreign currency exchange contracts, the Company performs quarterly assessments to ensure that key terms continue to match. Gains or losses on the effective portion of derivatives designated and qualifying as cash flow hedges that arise from changes in fair value are initially reported in other comprehensive income. Gains or losses on the ineffective portion of cash flow hedges are recognized currently in earnings and were immaterial for each of the three years ended December 31, 2006.

Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged transaction affects earnings. Net realized gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net gain included in other comprehensive income as of December 31, 2006, $9.4, net of taxes, is expected to be reclassified to interest expense or cost of sales in 2007. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s interest-rate risk management strategy.

Q. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Officers and non-employee directors may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 31.1 million. As of December 31, 2006, the maximum number of shares available for future grants under these plans is 13.6 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE*
Outstanding at 12/31/03	5,835,400	$16.37
Granted	686,400	37.97
Exercised	(1,104,200)	13.85
Cancelled	(405,700)	21.77
Outstanding at 12/31/04	5,011,900	19.45
Granted	622,000	48.17
Exercised	(726,700)	15.73
Cancelled	(152,900)	29.37
Outstanding at 12/31/05	4,754,300	23.46
Granted	643,100	48.34
Exercised	(1,255,600)	16.72
Cancelled	(33,800)	43.70
Outstanding at 12/31/06	4,108,000	$29.25

For options exercised, the aggregate difference between the strike price and market price on the date of exercise was $43.2 in 2006, $23.8 in 2005 and $29.4 in 2004.

The following table summarizes information about stock options outstanding at December 31, 2006:

RANGE OF EXERCISE PRICES	NUMBERS OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*

Exercisable:
$10.85-12.37	486,300	2.0	$11.80
15.30-15.94	715,800	3.0	15.62
18.80-20.93	1,097,400	5.6	19.97
	2,299,500		16.89
Not Exercisable:
37.97	579,600	7.0	37.97
48.17-48.34	1,228,900	8.6	48.26
	1,808,500	8.1	44.96
	4,108,000	5.8	$29.25

*Weighted Average

See Note A for information regarding estimated fair values and option pricing assumptions.

Diluted Earnings Per Share: The following table shows the additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These amounts primarily represent the dilutive effect of stock options.

At December 31:	2006	2005	2004
Additional shares	1,376,200	1,655,300	1,782,900

Antidilutive options amounted to 632,000 in 2006, 604,700 in 2005 and 642,500 in 2004.

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

Accumulated Other Comprehensive Income:

Following are the components of accumulated other comprehensive income:

	2006	2005	2004
Unrealized (loss) gain on investments	$(2.2)	$(1.6)	$.5
Deferred tax asset (liability)	.9	.6	(.2)
	(1.3)	(1.0)	.3
Unrealized gain (loss) on derivative contracts	28.5	32.7	(5.4)
Deferred tax (liability) asset	(10.9)	(12.0)	1.3
	17.6	20.7	(4.1)
Pension and postretirement:
Minimum pension liability adjustment		(33.2)	(13.0)
Unrecognized:
Actuarial loss	(225.2)
Prior service cost	(25.3)
Net initial obligation	(4.4)
Deferred tax asset	90.1	12.4	4.5
	(164.8)	(20.8)	(8.5)
Currency translation adjustment	304.7	155.8	323.4
Accumulated other comprehensive income	$156.2	$154.7	$311.1

Other Capital Stock Changes: During 2006, the Company retired 5.0 million of its common shares, of which 4.5 million were acquired during the year. During 2005, the Company acquired 5.5 million of its common shares, of which 5.0 million were retired. In 2004, the Company acquired and retired 2.0 million of its outstanding common shares.

At December 31, 2006, PACCAR had 32,873 treasury shares.

Stock Dividend: A 50% common stock dividend was paid in August, 2006, with fractional shares paid in cash. This resulted in the issuance of 83,104,090 additional shares and 543 fractional shares paid in cash.

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

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $13.1, $15.7 and $10.8 for 2006, 2005 and 2004. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segments’s performance is evaluated based on income before income taxes.

	2006	2005	2004
Geographic Area Data
Revenues:
United States	$8,496.5	$7,161.8	$5,414.2
Europe	4,589.8	4,096.2	3,725.9
Other	3,367.8	2,799.4	2,256.2
	$16,454.1	$14,057.4	$11,396.3

Long-lived assets:
Property, plant and equipment, net
United States	$527.4	$443.0	$424.7
The Netherlands	378.8	308.4	276.8
Other	441.0	391.6	336.3
	$1,347.2	$1,143.0	$1,037.8

Goodwill and other intangibles, net
The Netherlands	$115.9	$105.7	$122.7
Other	1.3	1.3	1.3
	$117.2	$107.0	$124.0

Equipment on operating leases, net
United States	$438.7	$400.7	$340.9
United Kingdom	295.5	206.6	278.8
Germany	172.8	111.3	115.4
France	144.0	130.7	157.0
Other	400.3	357.6	296.4
	$1,451.3	$1,206.9	$1,188.5

Business Segment Data
Net sales and revenues:
Truck
Total	$15,754.7	$13,559.4	$11,081.8
Less intersegment	(387.4)	(363.3)	(319.5)
External customers	15,367.3	13,196.1	10,762.3
All Other	136.0	102.3	71.4
	15,503.3	13,298.4	10,833.7
Financial Services	950.8	759.0	562.6
	$16,454.1	$14,057.4	$11,396.3

Income before income taxes:
Truck	$1,848.8	$1,520.2	$1,145.0
All Other	(2.2)	(3.4)	(5.1)
	1,846.6	1,516.8	1,139.9
Financial Services	247.4	199.9	168.4
Investment income	81.3	56.9	59.9
	$2,175.3	$1,773.6	$1,368.2

Depreciation and amortization:
Truck	$218.8	$190.3	$182.1
Financial Services	203.3	166.6	124.0
All Other	12.5	13.2	8.9
	$434.6	$370.1	$315.0

Expenditures for long-lived assets:
Truck	$447.5	$419.3	$222.7
Financial Services	494.2	413.7	386.1
Other	12.6	15.5	24.7
	$954.3	$848.5	$633.5

Segment assets:
Truck	$3,480.1	$2,955.8	$2,889.3
Other	188.1	187.9	174.5
Cash and marketable securities	2,628.0	2,215.8	2,184.1
	6,296.2	5,359.5	5,247.9
Financial Services	9,811.2	8,355.9	6,980.1
	$16,107.4	$13,715.4	$12,228.0

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

Management assessed the Company’s internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm, as stated in their report.

/s/ Mark C. Pigott
Mark C. Pigott
Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM

ON THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders

PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans in accordance with FASB statement No. 158.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PACCAR Inc’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion thereon.

Seattle, Washington	Ernst & Young LLP
February 16, 2007

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING

FIRM ON THE COMPANY’S INTERNAL CONTROLS

Board of Directors and Stockholders

PACCAR Inc

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that PACCAR Inc maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006 of PACCAR Inc and our report dated February 16, 2007 expressed an unqualified opinion thereon.

Seattle, Washington	Ernst & Young LLP
February 16, 2007

SELECTED FINANCIAL DATA

	2006	2005	2004	2003	2002
	(millions except per share data)
Truck and Other Net Sales and Revenues	$15,503.3	$13,298.4	$10,833.7	$7,721.1	$6,786.0
Financial Services Revenues	950.8	759.0	562.6	473.8	432.6
Total Revenues	$16,454.1	$14,057.4	$11,396.3	$8,194.9	$7,218.6
Net Income	$1,496.0	$1,133.2	$906.8	$526.5	$372.0
Net Income Per Share:
Basic	5.98	4.40	3.46	2.01	1.43
Diluted	5.95	4.37	3.44	1.99	1.42
Cash Dividends Declared	2.77	1.91	1.83	.92	.67
Total Assets:
Truck and Other	6,296.2	5,359.5	5,247.9	4,334.2	3,590.2
Financial Services	9,811.2	8,355.9	6,980.1	5,605.4	5,112.3
Truck and Other Long-Term Debt	20.2	20.2	27.8	33.7	33.9
Financial Services Debt	7,259.8	6,226.1	4,788.6	3,786.1	3,527.6
Stockholders’ Equity	4,456.2	3,901.1	3,762.4	3,246.4	2,600.7

All per share amounts have been restated to give effect to a 50% stock dividend paid in August 2006.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by NASDAQ and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend paid in August 2006. There were 2,138 record holders of the common stock at December 31, 2006.

	2006			2005
	CASH DIVIDENDS	STOCK PRICE		CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED	HIGH	LOW	DECLARED	HIGH	LOW
First	$.17	$50.05	$45.19	$.13	$54.25	$45.67
Second	.20	55.26	46.36	.14	49.36	42.56
Third	.20	58.90	50.90	.14	51.07	44.14
Fourth	.20	69.25	56.68	.17	49.06	42.20
Year-End Extra	2.00			1.33

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2006
Truck and Other Net Sales and Revenues	$3,639.2	$3,936.6	$3,959.2	$3,968.3

Truck and Other Gross Profit (Before SG&A and Interest)	540.3	582.7	594.3	586.3

Financial Services Revenues	212.5	231.4	246.2	260.7

Financial Services Gross Profit (Before SG&A)	84.6	92.5	97.3	102.7

Net Income	342.0	369.9	403.6	380.5

Net Income Per Share (1):
Basic	$1.36	$1.48	$1.62	$1.53
Diluted	1.35	1.47	1.61	1.52

2005
Truck and Other Net Sales and Revenues	$3,154.6	$3,372.9	$3,345.4	$3,425.5

Truck and Other Gross Profit (Before SG&A and Interest)	464.9	496.5	502.9	493.6

Financial Services Revenues	171.4	182.5	195.6	209.5

Financial Services Gross Profit (Before SG&A)	75.1	80.0	83.2	86.9

Net Income (2)	274.0	241.5	304.8	312.9

Net Income Per Share (1):
Basic	$1.05	$.93	$1.19	$1.23
Diluted	1.04	.92	1.18	1.22

Net income per share amounts have been restated to give effect to a 50% stock dividend paid in August 2006.

(1)          The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

(2)   Second quarter net income includes a $64.0 income tax provision for repatriation of foreign earnings.

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

Fair Value Gains (Losses)	2006	2005
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(12.2)	$(6.1)
TRUCK AND OTHER:
Liabilities
Borrowings and related swaps:
Long-term debt	.6	.6
Interest rate swaps related to commercial paper classified as long-term debt		(.1)
FINANCIAL SERVICES:
Assets
Loans and wholesale financing, net of unearned interest, less allowance for losses	(59.6)	(46.7)
Liabilities
Term debt	.5	.9
Interest rate swaps related to financial services debt	72.7	54.6
Total	$2.0	$3.2

Currency Risks – The Company enters into foreign exchange forward contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (See Note P for additional information concerning these hedges). The Company uses a sensitivity analysis to evaluate its exposure to foreign currency exchange rate fluctuations. The potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $24.2 related to contracts outstanding at December 31, 2006, compared to a loss of $31.3 at December 31, 2005. These amounts would be largely offset by changes in the values of the underlying hedged exposures.