Form 10-K, Exhibit 13
period 2007-12-31
PACCAR INC
filed 2008-02-27
CIK 75362

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of an industry peer group of companies identified in the graph (the Peer Group Index) for the last five years ending December 31, 2007. Standard & Poor’s has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the Peer Group Index provides a better comparison than other indices available. The Peer Group Index consists of ArvinMeritor, Inc., Caterpillar Inc., Cummins Inc., Dana Corp., Deere & Co., Eaton Corp., Ingersoll-Rand Co. Ltd., Navistar International Corp., and Oshkosh Truck Corp. The comparison assumes that $100 was invested December 31, 2002 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2002	2003	2004	2005	2006	2007
PACCAR Inc	100.00	189.53	278.85	249.80	367.26	476.71
S&P 500 Index	100.00	128.68	142.69	149.70	173.34	182.86
Peer Group Index	100.00	164.50	197.60	204.96	233.59	337.06

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

RESULTS OF OPERATIONS:

	2007	2006	2005
Net sales and revenues:
Truck and Other	$14,030.4	$15,503.3	$13,298.4
Financial Services	1,191.3	950.8	759.0
	$15,221.7	$16,454.1	$14,057.4

Income before taxes:
Truck and Other	$1,384.8	$1,846.6	$1,516.8
Financial Services	284.1	247.4	199.9
Investment income	95.4	81.3	56.9
Income taxes	(537.0)	(679.3)	(640.4)
Net Income	$1,227.3	$1,496.0	$1,133.2
Diluted Earnings Per Share	$3.29	$3.97	$2.92

Overview:

PACCAR is a global technology company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts and the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

                Consolidated net sales and revenue were $15.22 billion in 2007 and $16.45 billion in 2006. Current year results reflect strong demand for the Company’s high-quality trucks in all markets outside the U.S. and Canada, and continued global growth in aftermarket parts and financial services. Financial Services revenues increased to $1.19 billion in 2007 from $.95 billion in 2006.

                PACCAR achieved net income of $1.23 billion ($3.29 per diluted share) in 2007, the second best result in the Company’s 102 year history. Solid results were achieved in the Truck and Other businesses from strong growth in revenue, increased margins and on-going cost control in the Company’s foreign operations, offset by lower truck sales and margins in the U.S. and Canada. Financial Services income before taxes increased 15% to a record $284.1 million compared to $247.4 million in 2006 as a result of strong asset growth and stable finance margins.

                Research and development expenditures were $255.5 million in 2007, an increase of 57% from $163.1 million in 2006 due to increased vehicle and engine development programs.

                Selling, general and administrative (SG&A) expense for Truck and Other increased to $491.4 million in 2007 compared to $457.3 million in 2006. This was due to expanded sales and higher production levels in the Company’s foreign operations and the translation of stronger foreign currencies, somewhat offset by lower spending in the U.S. and Canada. As a percent of revenues, SG&A expense increased to 3.5% in 2007 from 3.0% in 2006. The Company continues to implement Six Sigma initiatives and process improvements in all facets of the business.

                Investment income of $95.4 million in 2007 increased from $81.3 million in 2006 due to higher interest rates.

                The 2007 effective income tax rate was 30.4% compared to 31.2% in 2006. The lower 2007 effective income tax rate reflects a higher proportion of foreign earnings.

                The Company’s return on revenues was 8.1% in 2007 compared to 9.1% in 2006.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 91%, 93% and 94% of revenues in 2007, 2006 and 2005, respectively. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF nameplate.

	2007	2006	2005
Truck net sales and revenues	$13,853.3	$15,367.3	$13,196.1
Truck income before taxes	$1,360.0	$1,848.8	$1,520.2

The Company’s new truck deliveries are summarized below:

	2007	2006	2005
United States	44,700	82,600	71,900
Canada	8,300	12,900	10,900
U.S. and Canada	53,000	95,500	82,800
Europe	60,100	55,900	52,200
Mexico, Australia and other	20,800	15,400	13,500
Total units	133,900	166,800	148,500

2007 Compared to 2006:

PACCAR’s worldwide truck sales and revenues were $13.85 billion in 2007 compared to $15.37 billion in 2006 due to lower demand for the Company’s trucks in the U.S. and Canada, somewhat offset by higher demand for trucks in all other markets and higher global demand for related aftermarket parts. The impact of a weaker U.S. dollar relative to the Company’s other currencies (primarily the euro) increased revenues and pretax profit by approximately $590 million and $90 million, respectively.

                Truck income before taxes was $1.36 billion compared to $1.85 billion in 2006. In the U.S. and Canada, Peterbilt and Kenworth delivered 53,000 heavy and medium-duty trucks during 2007, a decrease of 45% from 2006, due to the lower truck market. The Class 8 market decreased to 175,800 units in 2007 from a record 322,500 units in 2006, reflecting a 2006 pre-buy and a slowdown in the housing and automotive sectors. PACCAR’s market share increased to 26.4% in 2007 from 25.3% in 2006. The medium-duty market decreased 21% to 85,000 units.

                In Europe, DAF trucks delivered 60,100 units during 2007, an 8% increase over 2006. The 15 tonne and above truck market in Western and Central Europe improved to 340,000 units, a 10% increase from 2006 levels. DAF’s 2007 market share of the 15 tonne and above market was 13.9% compared to 14.3% in 2006. DAF market share in the 6 to 15 tonne market was 8.3% in 2007 and 9.2% in 2006. Truck and parts sales in Europe represented 46% of PACCAR’s total truck segment net sales and revenues in 2007 compared to 28% in 2006.

                Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 35%. Deliveries to customers in South America, Africa and Asia are sold through PACCAR International, the Company’s international sales division. Combined truck and parts sales in these markets accounted for 16% of truck segment sales and 19% of truck segment profit.

                PACCAR’s worldwide aftermarket parts revenues were $2.29 billion in 2007, an increase of 18% compared to $1.94 billion in 2006. Aftermarket parts sales increased in all major markets from a growing truck population, expansion of parts distribution centers and focused sales efforts.

                Truck segment gross margin as a percentage of net sales and revenues was 14.7% in 2007 and 15.7% in 2006. Improved operating efficiencies and strong demand for the Company’s products outside the U.S. and Canada were dampened by a weak truck market in the U.S. and Canada. Higher material costs from suppliers, including the impacts of higher crude oil, copper, steel and other commodities negatively impacted truck margins.

2006 Compared to 2005:

PACCAR’s worldwide truck sales and revenues increased to $15.37 billion in 2006 due to high demand for the Company’s trucks and related aftermarket parts in all major markets.

                Truck income before taxes was $1.85 billion compared to $1.52 billion in 2005. The increase from the prior year was due to higher production rates, growing aftermarket part sales and improved truck margins.

                In the U.S. and Canada, Peterbilt and Kenworth delivered 95,500 medium and heavy trucks during 2006, an increase of 15% over 2005 due to overall market growth and increased market share. The Class 8 market increased 12% to 322,500 units in 2006 from 287,500 in 2005. PACCAR’s market share increased to 25.3% in 2006 from 23.1% in 2005. The total medium-duty market increased 3% to 107,000 units.

                In Europe, DAF trucks delivered 55,900 units during 2006, an increase of 7% over 2005. The 15 tonne and above truck market improved to 308,900 units, a 7% increase from 2005 levels. DAF increased its share of the 15 tonne and above market to 14.3% in 2006 from 13.6% in 2005. DAF market share in the 6 to 15 tonne market was 9.2% for 2006 and 2005.

                Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 14%. Combined truck and parts sales in these markets accounted for 10% of total truck segment sales and 9% of truck segment profit in 2006.

                PACCAR’s worldwide aftermarket parts revenues of $1.94 billion increased from 2005 due to a growing truck population and systems integration with dealers.

                Truck segment gross margin as a percentage of net sales and revenues improved to 15.7% in 2006 from 15.4% in 2005 as a result of improved operating efficiencies and strong demand for the Company’s products.

Truck Outlook

Continued economic softness in the U.S. and Canada is currently forecast to dampen demand for heavy-duty trucks for at least the first half of 2008. Industry retail sales are expected to remain level to slightly higher than 2007 at 175,000–215,000 trucks. Western and Central European heavy-duty registrations for 2008 are projected to remain strong at 330,000–350,000 units. Demand for the Company’s products in Mexico, Australia and international markets is expected to remain strong.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in North America, Europe and Australia, derives its earnings primarily from financing or leasing PACCAR products. Over the last ten years, the asset portfolio and income before taxes have grown at a compound annual rate of 14%.

	2007	2006	2005
Financial Services:
Average earning assets	$10,158.0	$8,746.0	$7,389.0
Revenues	1,191.3	950.8	759.0
Income before taxes	284.1	247.4	199.9

2007 Compared to 2006:

PACCAR Financial Services (PFS) revenues increased 25% to $1.19 billion due to higher earning assets worldwide and higher interest rates. New business volume was $3.94 billion in 2007 compared to $4.24 billion in 2006. PFS provided loan and lease financing for 29% of PACCAR new trucks delivered in 2007 compared to 25% in 2006.

                Income before taxes increased 15% to a record $284.1 million from $247.4 million in 2006. This improvement was primarily due to higher finance gross profit, partly offset by an increase in selling, general and administrative expenses to support business growth and a higher provision for losses on receivables. The increase in finance gross profit was due to higher asset levels and higher interest rates, offset partly by a higher cost of debt.

                Net portfolio charge-offs were $25.8 million compared to $13.9 million in 2006 due to higher charge-offs in the U.S. and Canada. At December 31, 2007, the earning asset portfolio quality was excellent with the percentage of accounts 30+ days past-due at 2.0%, up from 1.2% at the end of 2006, primarily due to increased past due accounts in the U.S. and Canada.

                During the year, PFS expanded its financing operations into Poland and now operates in 18 countries worldwide.

2006 Compared to 2005:

PACCAR Financial Services revenues increased 25% to $950.8 million due to higher earning assets worldwide and higher interest rates. New business volume was a record $4.24 billion, up 14% on higher truck sales levels and solid market share.

                Income before taxes increased 24% to a record $247.4 million from $199.9 million in 2005. This improvement was primarily due to higher finance gross profit and lower credit losses, partly offset by an increase in selling, general and administrative expenses to support business growth. The increase in finance gross profit was due to higher asset levels and higher interest rates, offset partly by a higher cost of debt. The lower provision for losses resulted from lower net portfolio charge-offs.

Financial Services Outlook

The outlook for the Financial Services segment is principally dependent on the generation of new business volume and the related spread between the asset yields and the borrowing costs on new business, as well as the level of credit losses experienced. Assets in the U.S. and Canada are not likely to increase until the new truck market recovers. Asset growth is likely in Europe due to an expected increase in DAF truck deliveries due to a strong market.

                The segment is exposed to reduced liquidity in the public debt markets. PFS does not anticipate the impact of reduced liquidity to materially impact its ability to generate new business volume.

                The segment continues to be impacted by the risk that serious economic weakness in North America and higher fuel costs may continue to exert negative pressure on the profit margins of truck operators and result in higher past-due accounts and increased repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent approximately 1% of net sales for 2007, 2006 and 2005.

LIQUIDITY AND CAPITAL RESOURCES:

	2007	2006	2005
Cash and cash equivalents	$1,858.1	$1,852.5	$1,698.9
Marketable debt securities	778.5	821.7	591.4
	$2,636.6	$2,674.2	$2,290.3

                The Company’s total cash and marketable debt securities decreased $37.6 million in 2007. Cash provided by operations of $2,055.4 million was used primarily to pay dividends of $736.7 million, make capital additions totaling $425.7 million and repurchase PACCAR stock for $360.5 million. Cash required to originate new loans and leases was funded by repayments of existing loans and leases as well as Financial Services borrowings.

                The Company has line of credit arrangements of $3.08 billion. The unused portion of these credit lines was $3.04 billion at December 31, 2007. Included in these arrangements is a $2.7 billion bank facility, of which $1.7 billion matures in 2008 and $1.0 billion matures in 2012 and is primarily maintained to provide backup liquidity for commercial paper borrowings of the financial services companies.

                During the second half of 2007, PACCAR’s strong cash position and credit ratings enabled PFS to meet its funding requirements despite a decline in liquidity in the public debt markets. The Company believes its strong liquidity position and AA- investment grade credit rating will continue to provide financial stability and access to public debt markets at competitive interest rates.

                In October 2007, PACCAR’s Board of Directors approved the repurchase of $300 million of the Company’s common stock.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future. Long-term debt was $23.6 million at December 31, 2007.

                Expenditures for property, plant and equipment in 2007 totaled a record $425.7 million compared to $312.0 million in 2006. Major capital projects included the substantial completion of construction of a new parts distribution center in Hungary, completion of a parts distribution facility in Oklahoma and the completion of a new engine test facility at DAF in the Netherlands. In addition, the Company made significant investments related to new product development and plant capacity. Over the last ten years, the Company’s combined investments in worldwide capital projects and research and development totaled $3.33 billion.

                Spending for capital investments and research and development in 2008 is expected to increase from 2007 levels. In 2008, major projects will include the start of construction on an engine production and technology facility in Mississippi and continued focus on engine development, new product introductions and manufacturing efficiency improvements.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds is loans from other PACCAR companies.

                The primary sources of borrowings in the capital market are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC filed a shelf registration under the Securities Act of 1933 in 2006. The registration expires in 2009 and does not limit the principal amount of debt securities that may be issued during the period.

                In June 2007, PACCAR’s European finance subsidiary, PACCAR Financial Europe, renewed and increased the registration of a €1.2 billion medium-term note program with the London Stock Exchange. On December 31, 2007, €448 million remained available for issuance. This program is renewable annually through the filing of a new prospectus.

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

                PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2007:

	Maturity
	Within	More than
	One Year	One Year	Total
Borrowings	$4,836.8	$3,039.0	$7,875.8
Operating leases	28.0	42.1	70.1
Purchase obligations	261.0	50.5	311.5
Other obligations	5.5	29.3	34.8
Total	$5,131.3	$3,160.9	$8,292.2

                The Company had $8.29 billion of cash commitments, substantially all of which mature within three years. Of the total cash commitments for borrowings, $7.86 billion were related to the Financial Services segment. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory. Other obligations include deferred cash compensation.

                The Company’s other commitments include the following at December 31, 2007:

	Commitment Expiration
	Within	More than
	One Year	One Year	Total
Letters of credit	$17.4	$18.0	$35.4
Loan and lease commitments	145.1		145.1
Equipment acquisition commitments	43.4	8.1	51.5
Residual value guarantees	115.6	212.8	328.4
Total	$321.5	$238.9	$560.4

                Loan and lease commitments are for funding new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred. Expenditures related to environmental activities in 2007, 2006 and 2005 were immaterial.

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

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and G of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. If the sales price of the trucks at the end of the term of the agreement differs from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company’s control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant.

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

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is based on management assumptions about the future used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, long-term rates of return on plan assets, health care cost trends, inflation rates, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events.

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

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2007	2006	2005
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$14,030.4	$15,503.3	$13,298.4

Cost of sales and revenues	11,917.3	13,036.6	11,222.7
Research and development	255.5	163.1	117.8
Selling, general and administrative	491.4	457.3	429.9
Interest and other (income) expense, net	(18.6)	(.3)	11.2
	12,645.6	13,656.7	11,781.6
Truck and Other Income Before Income Taxes	1,384.8	1,846.6	1,516.8

FINANCIAL SERVICES:
Revenues	1,191.3	950.8	759.0

Interest and other	755.3	573.7	433.8
Selling, general and administrative	110.9	95.9	84.9
Provision for losses on receivables	41.0	33.8	40.4
	907.2	703.4	559.1
Financial Services Income Before Income Taxes	284.1	247.4	199.9

Investment income	95.4	81.3	56.9
Total Income Before Income Taxes	1,764.3	2,175.3	1,773.6
Income taxes	537.0	679.3	640.4
Net Income	$1,227.3	$1,496.0	$1,133.2

Net Income Per Share

Basic	$3.31	$3.99	$2.93
Diluted	$3.29	$3.97	$2.92

Weighted average number of common shares outstanding

Basic	371.1	375.1	386.4
Diluted	373.3	377.2	388.7

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS
December 31	2007	2006
	(millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,736.5	$1,806.3
Trade and other receivables, net	570.0	665.0
Marketable debt securities	778.5	821.7
Inventories	628.3	693.7
Deferred taxes and other current assets	205.6	212.8
Total Truck and Other Current Assets	3,918.9	4,199.5

Equipment on operating leases, net	489.2	418.2
Property, plant and equipment, net	1,642.6	1,347.2
Other noncurrent assets	467.2	331.3
Total Truck and Other Assets	6,517.9	6,296.2

FINANCIAL SERVICES:
Cash and cash equivalents	121.6	46.2
Finance and other receivables, net	9,025.4	8,542.7
Equipment on operating leases, net	1,318.7	1,033.1
Other assets	244.6	189.2
Total Financial Services Assets	10,710.3	9,811.2
	$17,228.2	$16,107.4

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2007	2006
	(millions of dollars)
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses	$2,136.3	$2,240.5
Dividend payable	367.1	497.0
Total Truck and Other Current Liabilities	2,503.4	2,737.5
Long-term debt	23.6	20.2
Residual value guarantees and deferred revenues	539.4	477.5
Deferred taxes and other liabilities	458.4	383.7
Total Truck and Other Liabilities	3,524.8	3,618.9

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	258.5	243.2
Commercial paper and bank loans	4,106.8	4,222.6
Term debt	3,745.4	3,037.2
Deferred taxes and other liabilities	579.6	529.3
Total Financial Services Liabilities	8,690.3	8,032.3

STOCKHOLDERS’ EQUITY
Preferred stock, no par value — authorized 1.0 million shares, none issued
Common stock, $1 par value — authorized 400.0 million shares; issued 368.4 million and 248.5 million shares	368.4	248.5
Additional paid-in capital	37.7	27.5
Treasury stock — at cost	(61.7)	(2.1)
Retained earnings	4,260.6	4,026.1
Accumulated other comprehensive income	408.1	156.2
Total Stockholders’ Equity	5,013.1	4,456.2
	$17,228.2	$16,107.4

See notes to consolidated financial statements.

Consolidated Statements of cash flows

Year Ended December 31	2007	2006	2005
	(millions of dollars)

OPERATING ACTIVITIES:

Net income	$1,227.3	$1,496.0	$1,133.2
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	196.4	163.4	133.3
Equipment on operating leases and other	330.0	271.2	236.8
Provision for losses on financial services receivables	41.0	33.8	40.4
Gain on sale of property	(21.7)
Other, net	20.7	61.2	(19.8)
Change in operating assets and liabilities:
Decrease (increase) in assets other than cash and equivalents:
Receivables:
Trade and other	143.6	(80.5)	(80.1)
Wholesale receivables on new trucks	81.3	(64.6)	(398.9)
Sales-type finance leases and dealer direct loans on new trucks	40.3	(232.4)	(194.3)
Inventories	114.4	(168.5)	(30.1)
Other, net	16.8	(2.2)	(37.5)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(277.6)	423.3	147.1
Residual value guarantees and deferred revenues	85.1	72.9	45.5
Other, net	57.8	(120.9)	11.2
Net Cash Provided by Operating Activities	2,055.4	1,852.7	986.8

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(3,116.6)	(3,318.5)	(2,946.4)
Collections on retail loans and direct financing leases	2,837.3	2,543.8	2,202.5
Net decrease (increase) in wholesale receivables on used equipment	13.7	(27.5)	(15.5)
Marketable securities purchases	(1,282.9)	(1,458.2)	(1,172.4)
Marketable securities sales and maturities	1,345.5	1,225.4	1,135.1
Acquisition of property, plant and equipment	(425.7)	(312.0)	(300.4)
Acquisition of equipment for operating leases	(841.7)	(642.3)	(548.1)
Proceeds from asset disposals	240.1	162.2	96.1
Other, net	(66.5)	1.0	46.5
Net Cash Used in Investing Activities	(1,296.8)	(1,826.1)	(1,502.6)

FINANCING ACTIVITIES:
Cash dividends paid	(736.7)	(530.4)	(496.9)
Purchase of treasury stock	(360.5)	(312.0)	(367.2)
Stock compensation transactions	30.8	37.7	11.9
Net (decrease) increase in commercial paper and bank loans	(366.1)	576.0	1,148.4
Proceeds from long-term debt	879.5	2,222.6	1,016.9
Payments on long-term debt	(285.5)	(1,951.4)	(592.1)
Net Cash (Used in) Provided by Financing Activities	(838.5)	42.5	721.0
Effect of exchange rate changes on cash	85.5	84.5	(121.0)
Net Increase in Cash and Cash Equivalents	5.6	153.6	84.2
Cash and Cash Equivalents at beginning of year	1,852.5	1,698.9	1,614.7
Cash and Cash Equivalents at end of year	$1,858.1	$1,852.5	$1,698.9

See notes to consolidated financial statements.

Consolidated Statements of stockholders’ equity

December 31	2007	2006	2005
	(millions except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$248.5	$169.4	$173.9
Treasury stock retirement	(3.8)	(5.0)	(5.0)
50% stock dividend	122.8	83.1
Stock compensation	.9	1.0	.5
Balance at end of year	368.4	248.5	169.4
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	27.5	140.6	450.5
Treasury stock retirement	(33.8)	(160.8)	(338.4)
Stock compensation and tax benefit	44.0	47.7	28.5
Balance at end of year	37.7	27.5	140.6
TREASURY STOCK, AT COST:
Balance at beginning of year	(2.1)	(35.1)
Purchases: (shares) 2007-5.1; 2006-4.5; 2005-5.5	(359.6)	(301.5)	(378.5)
Retirements	300.0	334.5	343.4
Balance at end of year	(61.7)	(2.1)	(35.1)
RETAINED EARNINGS:
Balance at beginning of year	4,026.1	3,471.5	2,826.9
Net income	1,227.3	1,496.0	1,133.2
Cash dividends declared on common stock, per share: 2007-$1.65; 2006-$1.84; 2005-$1.28	(607.6)	(689.6)	(488.6)
Treasury stock retirement	(262.4)	(168.7)
50% stock dividend	(122.8)	(83.1)
Balance at end of year	4,260.6	4,026.1	3,471.5
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance at beginning of year	156.2	154.7	311.1
FAS 158 accounting change, net of $87.5 tax effect		(160.2)
Other comprehensive income (loss)	251.9	161.7	(156.4)
Balance at end of year	408.1	156.2	154.7
Total Stockholders’ Equity	$5,013.1	$4,456.2	$3,901.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31	2007	2006	2005
	(millions of dollars)
Net income	$1,227.3	$1,496.0	$1,133.2
Other comprehensive income (loss):
Unrealized (losses) gains on derivative contracts
(Losses) gains arising during the period	(32.5)	13.1	28.5
Tax effect	15.9	(4.7)	(10.5)
Reclassification adjustment	(14.8)	(17.4)	9.6
Tax effect	5.6	5.9	(2.8)
	(25.8)	(3.1)	24.8
Unrealized gains (losses) on investments
Net holding gain (loss)	5.2	(.6)	(1.6)
Tax effect	(2.1)	.3	.6
Reclassification adjustment	.2		(.5)
Tax effect	(.1)		.2
	3.2	(.3)	(1.3)
Pension and postretirement
Minimum pension liability adjustment		26.0	(20.2)
Tax effect		(9.8)	7.9
Amounts arising during the period	87.0
Tax effect	(32.2)
Reclassification adjustment	12.7
Tax effect	(4.6)
	62.9	16.2	(12.3)
Foreign currency translation gains (losses)	211.6	148.9	(167.6)
Net other comprehensive income (loss)	251.9	161.7	(156.4)
Comprehensive Income	$1,479.2	$1,657.7	$976.8
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

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

                Trade and Other Receivables: The Company’s trade and other receivables are included at cost on the balance sheet, net of allowances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions except per share amounts)

                Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also tested for impairment on an annual basis. There were no impairment charges during the three years ended December 31, 2007.

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

                New Accounting Pronouncements: The Company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans (FAS 158) effective December 31, 2006. FAS 158 requires an employer to recognize the funded status of each of its defined benefit post-retirement plans as an asset or liability and to recognize changes in funded status as a component of accumulated other comprehensive income. Upon adoption, total assets were reduced by $114.7, total liabilities were increased by $45.5 and stockholders’ equity was reduced by $160.5, net of tax.

                The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) effective January 1, 2007 with no significant effect on the Company’s consolidated financial statements. See Note M for further information concerning income taxes.

                In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value and expands disclosures about fair value measurements and is effective January 1, 2008. Adoption of FAS 157 is not expected to have a material effect on the Company’s consolidated financial statements.

                In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This Statement, which is effective January 1, 2008 for PACCAR, permits entities to measure most financial instruments at fair value if desired and requires that unrealized gains and losses on items for which the option has been elected to be reported in earnings. The Company does not expect adoption of FAS 159 to have a material effect on its consolidated financial statements.

                Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2007 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

b.            investments in marketable securities

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income. Gross realized and unrealized gains and losses were not significant for any of the three years ended December 31, 2007.

                The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

                Marketable debt securities consisted of the following at December 31:

	amortized	fair
2007	cost	value
U.S. tax-exempt securities	$554.0	$558.4
Non U.S. corporate securities	113.7	113.0
Non U.S. government securities	92.7	92.5
Other debt securities	15.0	14.6
	$775.4	$778.5

	amortized	fair
2006	cost	value
U.S. tax-exempt securities	$752.3	$750.9
U.S. government securities	59.4	58.5
Other debt securities	12.2	12.3
	$823.9	$821.7

                Contractual maturities at December 31, 2007, were as follows:

	amortized	fair
Maturities:	cost	value
Within one year	$90.2	$90.2
One to five years	609.5	612.5
Five to ten years	1.1	1.1
10 or more years	74.6	74.7
	$775.4	$778.5

                Marketable debt securities included $75.8 and $128.4 of variable rate demand obligations (VRDOs) at December 31, 2007 and 2006, respectively. VRDOs are debt instruments with long-term scheduled maturities which have interest rates that reset periodically.

c.            inventories

Inventories include the following:

At December 31,	2007	2006
Finished products	$422.7	$365.4
Work in process and raw materials	355.0	472.1
	777.7	837.5
Less LIFO reserve	(149.4)	(143.8)
	$628.3	$693.7

                Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 40% and 53% of consolidated inventories before deducting the LIFO reserve at December 31, 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

D.            Finance and Other Receivables

Finance and other receivables consist primarily of receivables from loans and financing leases resulting from truck sales, loan and leasing activity. Finance and other receivables include the following:

At December 31,	2007	2006
Loans	$4,325.9	$4,226.7
Retail direct financing leases	2,816.7	2,322.1
Sales-type finance leases	908.1	909.2
Dealer wholesale financing	1,554.6	1,562.6
Interest and other receivables	108.9	112.1
Unearned interest:
Finance leases	(495.4)	(421.0)
	9,218.8	8,711.7
Less allowance for losses	(193.4)	(169.0)
	$9,025.4	$8,542.7

                Terms for substantially all finance and other receivables range up to 60 months. Annual payments due on loans beginning January 1, 2008, are $1,663.8, $1,171.0, $876.5, $530.9, $236.4 and $25.5 thereafter. Annual minimum lease payments due on finance leases beginning January 1, 2008, are $1,051.9, $930.9, $722.4, $472.6, $224.1 and $106.3 thereafter. Repayment experience indicates that some receivables will be paid prior to contract maturity, while others may be extended or revised.

                The effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown in the consolidated statements of cash flows as operating activities since they finance the sale of company inventory. Included in Loans are dealer direct loans on the sale of new trucks of $198.2 and $220.4 as of December 31, 2007 and 2006. Estimated residual values included with finance leases amounted to $216.6 in 2007 and $173.7 in 2006.

E.             Allowance for Losses

Receivables are charged to the allowance for losses when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral). The provision for losses on finance, trade and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses.

                The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	truck	financial
	and other	services
Balance, December 31, 2004	$12.7	$127.4
Provision for losses	.3	40.4
Net losses	(.5)	(19.3)
Currency translation	(1.6)	(3.3)
Balance, December 31, 2005	10.9	145.2
Provision for losses	.3	33.8
Net losses	(6.0)	(13.9)
Currency translation	.5	3.9
Balance, December 31, 2006	5.7	169.0
Provision for losses	.2	41.0
Net losses	(.5)	(25.8)
Acquisitions	.2	1.8
Currency translation	1.9	7.4
Balance, December 31, 2007	$7.5	$193.4

                The Company’s customers are principally concentrated in the transportation industry in North America and Europe. There are no significant concentrations of credit risk in terms of a single customer. Generally, Truck and Other and Financial Services receivables are collateralized by the related equipment and parts.

F.             Property, Plant and Equipment

Property, plant and equipment include the following:

At December 31,	2007	2006
Land	$179.3	$142.5
Buildings	847.6	731.3
Machinery and equipment	2,206.9	1,838.0
	3,233.8	2,711.8
Less allowance for depreciation	(1,591.2)	(1,364.6)
	$1,642.6	$1,347.2

                Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of  the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

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

Truck and Other:

Equipment on operating leases is as follows:

At December 31,	2007	2006
Equipment on lease	$678.8	$589.7
Less allowance for depreciation	(189.6)	(171.5)
	$489.2	$418.2

                When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

At December 31,	2007	2006
Deferred lease revenues	$211.0	$192.4
Residual value guarantee	328.4	285.1
	$539.4	$477.5

                The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2007, the annual amortization of deferred revenue beginning January 1, 2008, is $91.6, $59.8, $39.8, $14.0, $4.7 and $1.1 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2008, are $115.6, $71.0, $91.9, $33.0, $13.7 and $3.2 thereafter.

Financial Services:

Equipment on operating leases is as follows:

At December 31,	2007	2006
Transportation equipment	$1,777.1	$1,397.1
Less allowance for depreciation	(458.4)	(364.0)
	$1,318.7	$1,033.1

Annual minimum lease payments due on operating leases beginning January 1, 2008, are $331.3, $233.1, $153.7, $78.2, $29.3 and $8.0 thereafter.

h.            accounts payable and accrued expenses

Accounts payable and accrued expenses include the following:

At December 31,	2007	2006
Truck and Other:
Accounts payable	$959.7	$1,211.6
Salaries and wages	162.9	155.7
Product support reserves	315.5	305.1
Other	698.2	568.1
	$2,136.3	$2,240.5

I.              Product support liabilities

Product support liabilities include reserves related to product warranties and optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience.

                Changes in warranty and R&M reserves are summarized as follows:

At December 31,	2007	2006	2005
Beginning balance	$458.3	$391.5	$376.3
Cost accruals and revenue deferrals	339.2	302.4	289.2
Payments and revenue recognized	(345.1)	(271.0)	(240.5)
Currency translation	30.9	35.4	(33.5)
	$483.3	$458.3	$391.5

                Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

At December 31,	2007	2006
Truck and Other:
Accounts payable and accrued expenses	$315.5	$305.1
Deferred taxes and other liabilities	82.7	64.8
Financial Services:
Deferred taxes and other liabilities	85.1	88.4
	$483.3	$458.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

J.             Borrowings and credit arrangements

Truck and other long-term debt consists of non-interest bearing notes, which amounted to $23.6 in 2007 and $20.2 in 2006. These notes mature in 2011.

                Financial Services borrowings include the following at December 31:

	effective
	rate	2007	2006
Commercial paper	5.2%	$4,096.4	$4,200.6
Bank loans	8.5%	10.4	22.0
		$4,106.8	$4,222.6
Term debt:
Fixed rate	9.2%	$20.8	$48.3
Floating rate	4.8%	3,724.6	2,988.9
		$3,745.4	$3,037.2

                The effective rate is the weighted average rate as of December 31, 2007, and includes the effects of interest-rate contracts.  Annual maturities of term debt beginning January 1, 2008, are $729.9, $2,212.6, $794.9 and $8.0.

                Interest paid on borrowings was $339.0, $281.6 and $204.0 in 2007, 2006 and 2005. The weighted average interest rate on consolidated commercial paper and bank loans was 5.2%, 4.8% and 4.0% at December 31, 2007, 2006 and 2005.

                The primary sources of borrowings are commercial paper and medium-term notes issued in the public markets. The medium-term notes are issued by PACCAR Financial Corp. (PFC) and PACCAR Financial Europe (PFE). PFC filed a shelf registration under the Securities Act of 1933 in 2006. The registration expires in 2009 and does not limit the principal amount of debt securities that may be issued during the period.

                In June 2007, PFE renewed and increased the registration of a €1,200 medium-term note program with the London Stock Exchange. On December 31, 2007, €448 of debt remained available for issuance under this program.

                The Company has line of credit arrangements of $3,076. Included in these arrangements is a $2,700 bank facility, of which $1,700 matures in 2008 and $1,000 in 2012. PACCAR intends to replace these credit facilities as they expire with facilities of similar amounts. The unused portion of these credit lines was $3,042 at December 31, 2007, of which the majority is maintained to provide backup liquidity for commercial paper borrowings. Compensating balances are not required on the lines, and service fees are immaterial.

k.            leases

The Company leases certain facilities, computer equipment and aircraft under operating leases. Leases expire at various dates through the year 2017.

                Annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year at January 1, 2008, are $27.9, $17.7, $12.1, $7.3, $2.7 and $2.3 thereafter.

                Total rental expenses under all leases amounted to $41.1, $41.4 and $42.3 for 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

l.            employee benefit plans

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

                The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

                The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $13.8 to its pension plans in 2007 and $149.7 in 2006. The Company expects to contribute in the range of $15.0 to $30.0 to its pension plans in 2008, of which $15.3 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2008, are $45.0, $47.4, $51.4, $57.0, $63.2, and for the five years thereafter, a total of $386.4.

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

                The following information details the allocation of plan assets by investment type:

		Actual
	Target	2007	2006
Plan Assets Allocation as of December 31:
Equity securities	55-70%	65.6%	67.3%
Debt securities	30-45%	34.4	32.7
Total		100.0%	100.0%

                The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

At December 31,	2007	2006
Weighted Average Assumptions:
Discount rate	6.2%	5.7%
Rate of increase in future compensation levels	4.3%	4.2%
Assumed long-term rate of return on plan assets	7.4%	7.4%

Change in Projected Benefit Obligation:
Benefit obligation at January 1	$1,193.4	$1,044.6
Service cost	49.7	50.5
Interest cost	68.7	60.8
Benefits paid	(41.4)	(37.5)
Actuarial (gain) loss	(86.6)	30.5
Curtailment	(5.5)	.1
Plan amendments		9.6
Currency translation	18.1	30.4
Participant contributions	4.6	4.4
Projected benefit obligation at December 31	$1,201.0	$1,193.4

Change in Plan Assets:
Fair value of plan assets at January 1	$1,242.1	$973.7
Employer contributions	13.8	149.7
Actual return on plan assets	74.3	120.3
Benefits paid	(41.4)	(37.5)
Currency translation	19.1	31.5
Participant contributions	4.6	4.4
Fair value of plan assets at December 31	1,312.5	1,242.1
Funded Status at December 31	$111.5	$48.7

Amounts Recorded in Balance Sheet:
Other noncurrent assets	$158.1	$94.5
Other noncurrent liabilities	(46.6)	(45.8)
Accumulated other comprehensive loss:
Actuarial loss	78.0	129.4
Prior service cost	12.6	15.9
Net initial transition amount	1.4	1.5
Total	$92.0	$146.8

                Of the December 31, 2007 amounts in accumulated other comprehensive income, $2.7 of unrecognized actuarial loss and $2.4 of unrecognized prior service cost are expected to be amortized into net pension expense in 2008.

                The projected benefit obligation includes $41.5 and $41.2 at December 31, 2007 and 2006 related to an unfunded supplemental plan. The accumulated benefit obligations for this plan were $31.7 and $30.5 at December 31, 2007 and 2006.

                The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans, was $1,055.5 at December 31, 2007, and $1,035.4 at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

Year Ended December 31,	2007	2006	2005
Components of Pension Expense:
Service cost	$49.7	$50.5	$40.8
Interest on projected benefit obligation	68.7	60.8	52.8
Expected return on assets	(89.7)	(76.7)	(64.1)
Amortization of prior service costs	2.9	3.6	3.6
Recognized actuarial loss	8.4	12.7	9.2
Curtailment	2.7	.1
Other			.1
Net pension expense	$42.7	$51.0	$42.4

                Pension expense for multi-employer and foreign-insured plans was $37.9, $32.0 and $29.0 in 2007, 2006 and 2005.

                The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $22.6, $22.1 and $20.6 in 2007, 2006 and 2005.

                The Company also provides coverage of approximately 50% of medical costs for the majority of its
U.S. employees from retirement until age 65 as well as a death benefit.

                The following data relates to unfunded postretirement medical and life insurance plans:

Year Ended December 31,	2007	2006	2005
Components of Retiree Expense:
Service cost	$4.8	$5.4	$3.6
Interest cost	5.2	4.8	4.2
Recognized actuarial loss	.9	1.4	1.5
Recognized prior service cost	.1	.1	.2
Recognized net initial obligation	.4	.5	.4
Net retiree expense	$11.4	$12.2	$9.9

                The discount rate used for calculating the accumulated plan benefits was 6.5% for 2007 and 5.9% for 2006. In 2007 the assumed long-term medical inflation rate was 10% declining to 6% over four years. In 2006 the rate assumption was 11% declining to 6% over five years. Annual benefits expected to be paid beginning January 1, 2008, are $3.9, $4.9, $6.0, $7.3, $8.0 and for the five years thereafter, a total of $49.8.

                Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1%	1%
	increase	decrease
Effect on annual total of service and interest cost components	$1.2	$(1.4)
Effect on accumulated postretirement benefit obligation	$9.3	$(8.0)

	2007	2006
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$92.4	$76.7
Service cost	4.8	5.4
Interest cost	5.2	4.8
Benefits paid	(3.0)	(2.2)
Curtailment	(5.3)
Actuarial (gain) loss	(6.1)	7.7
Projected benefit obligation at December 31	$88.0	$92.4

Unfunded Status at December 31	$(88.0)	$(92.4)
Amounts Recorded in Balance Sheet:
Other noncurrent liabilities	$(88.0)	$(92.4)
Accumulated other comprehensive loss:
Actuarial loss	8.6	16.2
Prior service cost	.2	.3
Net initial transition amount	1.0	1.5

                Of the December 31, 2007 amounts in accumulated other comprehensive income, $.3 of unrecognized actuarial loss, $.4 of unrecognized net initial transition amount and $.1 of unrecognized prior service cost are expected to be amortized into net retiree expense in 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (currencies in millions)

m.           income taxes

Year Ended December 31,	2007	2006	2005
Income Before Income Taxes:
Domestic	$419.1	$1,149.3	$960.3
Foreign	1,345.2	1,026.0	813.3
	$1,764.3	$2,175.3	$1,773.6

Provision for Income Taxes:
Current provision:
Federal	$120.5	$280.4	$394.7
State	11.1	39.6	41.9
Foreign	367.1	292.4	257.7
	498.7	612.4	694.3
Deferred provision (benefit):
Federal	41.9	49.6	(35.7)
State	3.6	4.7	.4
Foreign	(7.2)	12.6	(18.6)
	38.3	66.9	(53.9)
	$537.0	$679.3	$640.4

Reconciliation of Statutory U.S. Federal Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$617.5	$761.4	$620.8
Effect of:
State income taxes	9.6	27.3	27.5
Repatriated earnings		(10.0)	64.0
Foreign income taxes	(72.4)	(48.8)	(45.3)
Other, net	(17.7)	(50.6)	(26.6)
	$537.0	$679.3	$640.4

                In 2005, a provision of $64.0 for the repatriation of prior foreign earnings was recorded as current income tax expense in accordance with accounting guidance related to provisions of the American Jobs Creation Act. In 2006, a benefit of $10.0 was recorded for the final calculation of taxes related to the 2005 repatriation.

                U.S. income taxes are not provided on the undistributed earnings of the Company’s foreign subsidiaries that are considered to be indefinitely reinvested. At December 31, 2007, the amount of undistributed earnings which are considered to be indefinitely reinvested is $2,552.0.

                At December 31, 2006, the Company had $36.4 in U.S. foreign tax credit carryforwards. These credits were utilized in 2007.

                At December 31, 2007, the Company’s net tax operating loss carryforwards were $204.3. Substantially all of the loss carryforwards are in foreign subsidiaries and carry forward indefinitely, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected future operating results.

At December 31:	2007	2006
Components of Deferred Tax Assets (Liabilities):
Assets:
Provisions for accrued expenses	$217.6	$245.9
Net operating loss carryforwards	54.9	67.2
Allowance for losses on receivables	62.1	55.8
U.S. foreign tax credit carryforward		36.4
Foreign product development costs	35.3	40.5
Postretirement benefit plans	50.8	90.1
Other	33.1	57.8
	453.8	593.7
Valuation allowance	(18.8)	(45.1)
	435.0	548.6
Liabilities:
Financial Services leasing depreciation	(410.3)	(390.3)
Depreciation and amortization	(106.2)	(89.4)
Postretirement benefit plans	(61.8)	(68.6)
Other	(42.7)	(122.0)
	(621.0)	(670.3)
Net deferred tax liability	$(186.0)	$(121.7)

At December 31:	2007	2006
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$107.2	$133.5
Other noncurrent assets	108.4	96.4
Deferred taxes and other liabilities	(47.3)	(15.6)
Financial Services:
Other assets	34.3	29.3
Deferred taxes and other liabilities	(388.6)	(365.3)
Net deferred tax liability	$(186.0)	$(121.7)

                Cash paid for income taxes was $412.9, $611.5, and $722.0 in 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006, and 2005 (currencies in millions)

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) effective January 1, 2007. At adoption, the Company had $54.3 of unrecognized tax benefits and $25.0 of related assets.

                A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$54.3
Additions based on tax positions and settlements related to the current year	11.4
Reductions for tax positions of prior years	(2.9)
Lapse of statute of limitations	(4.9)
Balance at December 31, 2007	$57.9

                Additionally, the Company had $30.6 of related assets at December 31, 2007. All of the unrecognized tax benefits and related assets would impact the effective tax rate if recognized. The Company does not currently anticipate any significant changes to its unrecognized tax benefits during the next 12 months.

                Interest and penalties are classified as income taxes in the accompanying statements of income and were not significant during any of the three years ended December 31, 2007. Amounts accrued for the payment of penalties and interest at December 31, 2007, and 2006 were also not significant.

                The United States Internal Revenue Service has completed examinations of the Company’s tax returns for all years through 2003. Examinations of the Company’s tax returns for other major jurisdictions have been completed for years ranging from 2001 through 2007.

N.            Stockholders’ equity

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

                Accumulated Other Comprehensive Income: Following are the components of accumulated other comprehensive income:

At December 31:	2007	2006	2005
Unrealized (loss) gain on investments	$3.2	$(2.2)	$(1.6)
Tax effect	(1.3)	.9	.6
	1.9	(1.3)	(1.0)
Unrealized gain (loss) on derivative contracts	(18.8)	28.5	32.7
Tax effect	10.6	(10.9)	(12.0)
	(8.2)	17.6	20.7
Pension and postretirement:
Minimum pension liability adjustment			(33.2)
Tax effect			12.4
Unrecognized:
Actuarial loss	(131.6)	(225.2)
Prior service cost	(20.0)	(25.3)
Net initial obligation	(3.5)	(4.4)
Tax effect	53.3	90.1
	(101.8)	(164.8)	(20.8)
Currency translation adjustment	516.2	304.7	155.8
Accumulated other comprehensive income	$408.1	$156.2	$154.7

                Other Capital Stock Changes: PACCAR had 1,278,900 and 32,873 treasury shares at December 31, 2007 and 2006, respectively.

                Stock Dividend: A 50% common stock dividend was paid in October 2007. This resulted in the issuance of 122,775,211 additional shares and 613 fractional shares paid in cash. In 2006, a 50% common stock dividend was paid, which resulted in the issuance of 83,104,090 additional shares and 543 fractional shares paid in cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006, and 2005 (currencies in millions)

O.            Derivative financial instruments

Derivative financial instruments are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. PACCAR’s policies prohibit the use of derivatives for speculation or trading. The Company documents its hedge objectives, procedures and accounting treatment at the inception of and during the term of each hedge. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default, and the Company had no material exposures to default at December 31, 2007.

                Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cap agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2007, the notional amount of the Company’s interest-rate contracts totaled $5,355.6, with amounts expiring annually over the next six years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total fair value of all interest-rate contracts amounted to an asset of $18.9 and a liability of $53.6 at December 31, 2007. Fair values at December 31, 2006 amounted to an asset of $36.0 and a liability of $17.3.

                Notional maturities for all interest-rate contracts for the six years beginning January 1, 2008, are $1,545.6, $1,737.8, $1,355.4, $612.4, $100.9 and $3.5. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Cross currency interest-rate swaps are also used to hedge foreign currency exposure in addition to modifying the interest-rate characteristics of debt.

                Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions and borrowings denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso. PACCAR had net foreign currency exchange contracts outstanding amounting to $494.9 and $279.3 U.S. dollars at December 31, 2007 and 2006, respectively. The net fair value of these contracts was an asset of $19.2 and a liability of $.3 at December 31, 2007. Fair values at December 31, 2006 amounted to an asset of $2.0 and a liability of $.5. Foreign currency exchange contracts mature within one year.

                Derivative assets are included in the consolidated balance sheets in Truck and Other “Deferred taxes and other current assets” and Financial Services “Other assets.” Derivative liabilities are included in Truck and Other “Accounts payable and accrued expenses” and in Financial Services “Accounts payable, accrued expenses and other.”

                Substantially all of the Company’s interest-rate contracts and foreign currency exchange contracts have been designated as cash flow hedges. The Company uses regression and the change in variable cash flow methods to assess and measure effectiveness of interest-rate contracts. For foreign currency exchange contracts, the Company performs quarterly assessments to ensure that critical terms continue to match. Gains or losses on the effective portion of derivatives designated and qualifying as cash flow hedges that arise from changes in fair value are initially reported in other comprehensive income. Gains or losses on the ineffective portion of cash flow hedges are recognized currently in earnings and were immaterial for each of the three years ended December 31, 2007.

                Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged transaction affects earnings. Of the accumulated net loss included in other comprehensive income as of December 31, 2007, $12.3, net of taxes, is expected to be reclassified to interest expense or cost of sales in 2008. Net realized gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales or to Financial Services interest expense, consistent with the hedged transaction. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s risk management strategy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006, and 2005 (currencies in millions except per share amounts)

P.            stock compensation plans

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors and certain officers may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 46.7 million, and as of December 31, 2007, the maximum number of shares available for future grants was 19.5 million. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is summarized below:

		average
	NUMBER	exercise
	OF SHARES	price*
Outstanding at 12/31/04	7,517,900	$12.97
Granted	933,000	32.11
Exercised	(1,090,100)	10.48
Cancelled	(229,400)	19.58
Outstanding at 12/31/05	7,131,400	15.64
Granted	964,700	32.23
Exercised	(1,883,400)	11.15
Cancelled	(50,700)	29.13
Outstanding at 12/31/06	6,162,000	19.50
Granted	824,200	44.56
Exercised	(1,168,200)	14.79
Cancelled	(109,000)	34.80
Outstanding at 12/31/07	5,709,000	$23.79

                For options exercised, the aggregate difference between the strike price and market price on the date of exercise was $40.4 in 2007, $43.2 in 2006 and $23.8 in 2005.

                The following tables summarize information about options outstanding at December 31, 2007:

		remaining	average
range of	number	contractual	exercise
exercise prices	of shares	life in years	price*
Exercisable:
$8.25-10.62	1,468,900	2.0	$9.76
12.54-13.96	1,110,400	4.6	13.31
25.31	571,000	6.0	25.31
	3,150,300	3.6	13.83
Not Exercisable:
32.11-32.23	1,757,600	7.5	32.17
44.56	801,100	9.0	44.56
	2,558,700	8.0	36.05
	5,709,000	5.6	$23.79

*Weighted Average

                Realized tax benefits for 2007 of $13.6 and 2006 of $15.3 related to the excess of deductible amounts over compensation costs recognized have been classified as a financing cash flow. Stock based compensation expense was $12.3, $10.0 and $7.5 in 2007, 2006 and 2005 respectively. As of December 31, 2007, there was $7.5 of unamortized compensation cost related to unvested stock options, which is expected to be recognized over a remaining weighted-average vesting period of 1.5 years. Unamortized compensation cost at December 31, 2007 related to unvested restricted stock awards was $2.8, which is expected to be recognized over a remaining weighted-average vesting period of 1.1 years.

                The estimated fair value of stock options granted during 2007, 2006 and 2005 was $10.10, $7.96 and $9.45 per share. These amounts were determined using the Black-Scholes-Merton option-pricing model, which values options based on the stock price at the grant date and the following assumptions:

	2007	2006	2005

Risk-free interest rate	4.80%	4.44%	3.73%
Expected volatility	30%	34%	39%
Expected dividend yield	4.0%	4.0%	3.2%
Expected term	5 years	5 years	5 years

                The fair value of restricted stock awards was determined based on the stock price at the award date.  Compensation expense related to these awards is recognized over the requisite service period.

                Diluted Earnings Per Share: The following table shows additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These additional shares primarily represent the effect of stock options.

At December 31:	2007	2006	2005
Additional shares	2,206,800	2,064,300	2,482,900

                There were no antidilutive options in 2007, 948,000 in 2006 and 907,100 in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006, and 2005 (currencies in millions)

Q.            fair values of financial instruments

The Company used the following methods and assumptions to determine the fair values of its financial instruments:

                Cash and Cash Equivalents: Carrying amounts approximate fair value.

                Marketable Securities: Amounts are carried at fair value, based on quoted market prices (see Note B).

                Financial Services Net Receivables: For floating-rate loans, wholesale financings, and interest and other receivables, fair values approximate carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on current rates for comparable loans. Finance lease receivables and related loss provisions have been excluded from the accompanying table.

                Derivative Instruments: Derivative instruments, including interest rate contracts and foreign currency exchange contracts, are carried at fair value. Fair values are based on quoted market prices or pricing models using current market rates and represent the amounts that the Company would receive or pay to terminate the contracts.

                Debt: The carrying amounts of fixed-rate long-term debt, financial services term debt, commercial paper, short-term bank borrowings and floating-rate, long-term debt approximate fair value.

                Trade Receivables and Payables: Carrying amounts approximate fair value.

                Financial services fixed-rate loans that are not carried at approximate fair value are as follows at December 31:

	carrying	fair
	amount	value
2007	$3,602.6	$3,562.7
2006	3,420.8	3,335.2

R.            commitments and contingencies

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in 2007, 2006 and 2005 were not significant.

                While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

                At December 31, 2007, PACCAR had standby letters of credit of $35.4, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $43.4 in 2008 and $8.1 in 2009. At December 31, 2007, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $145.1. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory, amounting to $266.5 in 2008 and $79.8 thereafter.

                PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006, and 2005 (currencies in millions)

s.            segment and related information

PACCAR operates in two principal segments, Truck and Financial Services.

                The Truck segment includes the manufacture of trucks and the distribution of related aftermarket parts, both of which are sold through a network of independent dealers. This segment derives a large proportion of its revenues and operating profits from operations in North America and Europe.

                The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in North America and Europe.

                Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $24.9, $13.1 and $15.7 for 2007, 2006 and 2005. Geographic revenues from external customers are presented based on the country of the customer.

                PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2007	2006	2005
Revenues:
United States	$5,517.5	$8,496.5	$7,161.8
Europe	6,159.6	4,589.8	4,096.2
Other	3,544.6	3,367.8	2,799.4
	$15,221.7	$16,454.1	$14,057.4

Property, plant and equipment, net:
United States	$621.1	$527.4	$443.0
The Netherlands	480.7	378.8	308.4
Other	540.8	441.0	391.6
	$1,642.6	$1,347.2	$1,143.0

Equipment on operating leases, net
United States	$464.4	$438.7	$400.7
United Kingdom	342.8	295.5	206.6
Germany	243.3	172.8	111.3
France	162.7	144.0	130.7
Mexico	186.6	120.3	92.8
Other	408.1	280.0	264.8
	$1,807.9	$1,451.3	$1,206.9

Business Segment Data	2007	2006	2005
Net sales and revenues:
Truck
Total	$14,294.7	$15,754.7	$13,559.4
Less intersegment	(441.4)	(387.4)	(363.3)
External customers	13,853.3	15,367.3	13,196.1
All Other	177.1	136.0	102.3
	14,030.4	15,503.3	13,298.4
Financial Services	1,191.3	950.8	759.0
	$15,221.7	$16,454.1	$14,057.4

Income before income taxes:
Truck	$1,360.0	$1,848.8	$1,520.2
All Other	24.8	(2.2)	(3.4)
	1,384.8	1,846.6	1,516.8
Financial Services	284.1	247.4	199.9
Investment income	95.4	81.3	56.9
	$1,764.3	$2,175.3	$1,773.6

Depreciation and amortization:
Truck	$261.4	$218.8	$190.3
Financial Services	252.7	203.3	166.6
All Other	12.3	12.5	13.2
	$526.4	$434.6	$370.1

Expenditures for long-lived assets:
Truck	$562.3	$447.5	$419.3
Financial Services	671.7	494.2	413.7
Other	33.4	12.6	15.5
	$1,267.4	$954.3	$848.5

Segment assets:
Truck	$3,764.7	$3,480.1	$2,955.8
Other	238.2	188.1	187.9
Cash and marketable securities	2,515.0	2,628.0	2,215.8
	6,517.9	6,296.2	5,359.5
Financial Services	10,710.3	9,811.2	8,355.9
	$17,228.2	$16,107.4	$13,715.4

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

                Management assessed the Company’s internal control over financial reporting as of December 31, 2007, based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

                Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm, as stated in their report.

Mark C. Pigott
Chairman and Chief Executive Officer

report of independent registered public accounting firm on the company’s consolidated financial statements

The Board of Directors and Stockholders of PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

                As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans in 2006.

                We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PACCAR Inc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion thereon.

Seattle, Washington
February 14, 2008

report of independent registered public accounting firm on the company’s internal controls

The Board of Directors and Stockholders of PACCAR Inc

We have audited PACCAR Inc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

                We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

                In our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

                We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007 of PACCAR Inc and our report dated February 14, 2008 expressed an unqualified opinion thereon.

Seattle, Washington
February 14, 2008

selected financial data

	2007	2006	2005	2004	2003
	(millions except per share data)
Truck and Other Net Sales and Revenues	$14,030.4	$15,503.3	$13,298.4	$10,833.7	$7,721.1
Financial Services Revenues	1,191.3	950.8	759.0	562.6	473.8
Total Revenues	$15,221.7	$16,454.1	$14,057.4	$11,396.3	$8,194.9
Net Income	$1,227.3	$1,496.0	$1,133.2	$906.8	$526.5
Net Income Per Share:
Basic	3.31	3.99	2.93	2.31	1.34
Diluted	3.29	3.97	2.92	2.29	1.33
Cash Dividends Declared Per Share	1.65	1.84	1.28	1.22	.61
Total Assets:
Truck and Other	6,517.9	6,296.2	5,359.5	5,247.9	4,334.2
Financial Services	10,710.3	9,811.2	8,355.9	6,980.1	5,605.4
Truck and Other Long-Term Debt	23.6	20.2	20.2	27.8	33.7
Financial Services Debt	7,852.2	7,259.8	6,226.1	4,788.6	3,786.1
Stockholders’ Equity	5,013.1	4,456.2	3,901.1	3,762.4	3,246.4

All per share amounts have been restated to give effect to a 50% stock dividend paid in October 2007.

common stock market prices and dividends

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by The NASDAQ Stock Market LLC, and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend issued in October 2007. There were 2,128 record holders of the common stock at December 31, 2007.

	2007			2006
	cash dividends	stock price		cash dividends	stock price
quarter	declared	high	low	declared	high	low
First	$.13	$52.15	$42.15	$.11	$33.37	$30.13
Second	.17	61.53	48.49	.13	36.84	30.91
Third	.17	65.75	48.02	.13	39.27	33.93
Fourth	.18	58.95	46.15	.13	46.17	37.79
Year-End Extra	1.00			1.33

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

quarterly results (unaudited)

	quarter
	first	second	third	fourth
	(millions except per share data)
2007
Truck and Other:

Net Sales and Revenues	$3,720.5	$3,429.4	$3,448.5	$3,432.0

Cost of Sales and Revenues	3,135.3	2,912.5	2,930.6	2,938.9

Research and Development	37.4	58.2	67.8	92.1

Financial Services:

Revenues	264.0	286.8	313.2	327.3

Interest and Other Expenses	166.2	180.5	201.4	207.2

Net Income	365.6	298.3	302.3	261.1

Net Income Per Share (1):

Basic	$.98	$.80	$.82	$.71
Diluted	.97	.79	.81	.71

2006
Truck and Other:

Net Sales and Revenues	$3,639.2	$3,936.6	$3,959.2	$3,968.3

Cost of Sales and Revenues	3,063.8	3,312.8	3,322.4	3,337.6

Research and Development	35.1	41.1	42.5	44.4

Financial Services:

Revenues	212.5	231.4	246.2	260.7

Interest and Other Expenses	127.9	138.9	148.9	158.0

Net Income	342.0	369.9	403.6	380.5

Net Income Per Share (1):

Basic	$.90	$.99	$1.08	$1.02
Diluted	.90	.98	1.07	1.01

                Net income per share amounts have been restated to give effect to a 50% stock dividend paid in October 2007.

(1)  The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods.  This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

market risks and derivative instruments

(currencies in millions)

Interest Rate Risks — See Note O for a description of the Company’s hedging programs and exposure to interest rate fluctuations. The Company measures its interest rate risk by estimating the amount by which the fair value of interest rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

Fair Value Gains (Losses)	2007	2006
consolidated:
Assets
Cash equivalents and marketable securities	$(9.2)	$(12.2)
truck and other:
Liabilities
Fixed-rate long-term debt	.6	.6
FINANCIAL SERVICES:
Assets
Fixed-rate loans	(59.7)	(59.6)
Liabilities
Fixed-rate term debt	.4	.5
Interest rate swaps related to financial services debt	82.0	72.7
Total	$14.1	$2.0

Currency Risks — The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (see Note O for additional information concerning these hedges). Based on the Company’s sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $53.3 related to contracts outstanding at December 31, 2007, compared to a loss of $24.2 at December 31, 2006. These amounts would be largely offset by changes in the values of the underlying hedged exposures.