Form 10-K, Exhibit 13
period 2008-12-31
PACCAR INC
filed 2009-02-27
CIK 75362

Exhibit 13

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock, to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of two industry peer groups of companies identified in the graph (the Current Peer Group Index and the Prior Peer Group Index) for the last five fiscal years ending December 31, 2008. Effective January 1, 2008, the Company revised its peer group to reflect changes in the industry and to provide a more challenging and competitive group against which to measure performance. Standard & Poor’s has calculated a return for each company in both the Current Peer Group Index and Prior Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the peer group indices provides a better comparison than other indices available. The Current Peer Group Index consists of Caterpillar Inc., Cummins Inc., Danaher Corporation, Deere & Company, Dover Corporation, Eaton Corporation, Harley-Davidson, Inc., Honeywell International Inc., Illinois Tool Works Inc., Ingersoll-Rand Company Ltd. and United Technologies Corporation. The Prior Peer Group Index consists of ArvinMeritor Inc., Caterpillar Inc., Cummins Inc., Dana Corp., Deere & Company, Eaton Corporation, Ingersoll-Rand Company Ltd., Navistar International Corp. and Oshkosh Truck Corp. The comparison assumes that $100 was invested December 31, 2003 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2003	2004	2005	2006	2007	2008
PACCAR Inc	100.00	147.13	131.80	193.77	251.52	134.92
S&P 500 Index	100.00	110.88	116.33	134.70	142.10	89.53
Current Peer Group Index	100.00	116.59	121.11	142.74	183.05	107.86
Prior Peer Group Index	100.00	120.12	124.60	142.00	204.90	100.29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

RESULTS OF OPERATIONS:

	2008	2007	2006
Net sales and revenues:
Truck and Other	$13,709.6	$14,030.4	$15,503.3
Financial Services	1,262.9	1,191.3	950.8
	$14,972.5	$15,221.7	$16,454.1
Income before taxes:
Truck and Other	$1,162.5	$1,384.8	$1,846.6
Financial Services	216.9	284.1	247.4
Investment income	84.6	95.4	81.3
Income taxes	(446.1)	(537.0)	(679.3)
Net Income	$1,017.9	$1,227.3	$1,496.0
Diluted Earnings Per Share	$2.78	$3.29	$3.97

Overview:

PACCAR is a global technology company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts and the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

Consolidated net sales and revenue were $14.97 billion in 2008 and $15.22 billion in 2007. Current year results reflected strong but slowing demand for the Company’s high-quality trucks in Europe. The U.S. and Canada truck markets were down but there was continued solid aftermarket parts and financial services revenues. Financial Services revenues increased to $1.26 billion in 2008 from $1.19 billion in 2007.

PACCAR achieved net income of $1.02 billion ($2.78 per diluted share) in 2008, the fourth best result in the Company’s 103 year history in very difficult business conditions. These results were achieved in the Truck and Other businesses from strong revenue and increased margins in the Company’s European operations, more than offset by lower truck sales and margins in North America and Australia.

Financial Services income before taxes was $216.9 million compared to $284.1 million in 2007 as the benefit of asset growth was reduced by a higher provision for credit losses.

Research and development expenditures were $341.8 million in 2008, an increase of 34% from $255.5 million in 2007 due to higher spending on new vehicle and engine development projects.

Selling, general and administrative (SG&A) expense for Truck and Other declined to $470.2 million in 2008 compared to $491.4 million in 2007. This was due to spending reductions worldwide partially offset by the translation effects of stronger foreign currencies. SG&A expense as a percent of revenues decreased to 3.4% in 2008 from 3.5% in 2007. The Company continues to implement Six Sigma initiatives and process improvements in all facets of the business.

Investment income declined to $84.6 million in 2008 compared to $95.4 million in 2007 due to lower invested balances and interest rates.

The 2008 effective income tax rate of 30.5% was comparable to the 30.4% in 2007.

The Company’s return on revenues was 6.8% in 2008 and 8.1% in 2007.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 90%, 91% and 93% of revenues in 2008, 2007 and 2006, respectively. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF nameplate.

	2008	2007	2006
Truck net sales and revenues	$13,547.4	$13,854.3	$15,367.3
Truck income before taxes	$1,156.5	$1,352.8	$1,848.8

The Company’s new truck deliveries are summarized below:

	2008	2007	2006
United States	38,200	44,700	82,600
Canada	6,700	8,300	12,900
U.S. and Canada	44,900	53,000	95,500
Europe	63,700	60,100	55,100
Mexico, Australia and other	17,300	20,800	16,200
Total units	125,900	133,900	166,800

2008 Compared to 2007:

PACCAR’s worldwide truck sales and revenues were $13.55 billion in 2008 compared to $13.85 billion in 2007 due to higher demand for the Company’s trucks in Europe more than offset by lower demand in the U.S. and Canada, and other international markets. The impact of a weaker U.S. dollar relative to the Company’s other currencies (primarily the euro) increased revenues and pretax profit by approximately $450 million and $50 million, respectively.

Truck income before taxes was $1.16 billion compared to $1.35 billion in 2007. In the U.S. and Canada, Peterbilt and Kenworth delivered 44,900 heavy and medium-duty trucks during 2008, a decrease of 8,100 from 2007 primarily due to a lower truck market. The Class 8 market decreased to 152,600 units in 2008 from 175,800 units in 2007. PACCAR’s market share was 26.0% in 2008 compared to 26.4% in 2007. The medium-duty market decreased 31% to 59,500 units.

In Europe, DAF trucks delivered a record 63,700 units during 2008, a 6% increase over 2007. The 15 tonne and above truck market in Western and Central Europe was 334,000 units compared to 337,000 units in 2007. DAF’s 2008 market share of the 15 tonne and above market increased to 14.1% compared to 13.9% in 2007. DAF market share in the 6 to 15 tonne market increased to 9.3% in 2008 from 8.3% in 2007. Truck and parts sales in Europe represented 49% of PACCAR’s total truck segment net sales and revenues in 2008 compared to 42% in 2007.

Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets decreased 17%. Deliveries to customers in South America, Africa and Asia are sold through PACCAR International, the Company’s international sales division. Combined truck and parts sales in these markets accounted for 16% of truck segment sales and 20% of truck segment profit compared to 16% of sales and 19% of profits in 2007.

PACCAR’s worldwide aftermarket parts revenues were $2.27 billion in 2008, comparable to the $2.29 billion achieved in 2007. Aftermarket parts sales in 2008 benefited from a growing truck population and expansion of the Company’s parts distribution centers offset by the effects of recessionary global economies in the second half of the year.

Truck segment gross margin as a percentage of net sales and revenues was 14.3% in 2008 and 14.9% in 2007. Improved operating efficiencies and strong demand for the Company’s products in Europe in the first nine months, partially mitigated the effects of weaker truck demand in other markets. In addition, higher material costs from suppliers, including the impacts of higher crude oil, copper, steel and other commodities negatively impacted 2008 gross margin.

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

Truck income before taxes was $1.35 billion compared to $1.85 billion in 2006. In the U.S. and Canada, Peterbilt and Kenworth delivered 53,000 heavy and medium-duty trucks during 2007, a decrease of 45% from 2006, due to the lower truck market. The Class 8 market decreased to 175,800 units from a record 322,500 units in 2006, reflecting a 2006 pre-buy and a slowdown in the housing and automotive sectors. PACCAR’s market share increased to 26.4% in 2007 from 25.3% in 2006. The medium-duty market decreased 21% to 86,000 units.

In Europe, DAF trucks delivered 60,100 units during 2007, a 9% increase over 2006. The 15 tonne and above truck market in Western and Central Europe improved to 337,000 units, a 9% increase from 2006 levels. DAF’s 2007 market share of the 15 tonne and above market was 13.9% compared to 14.3% in 2006. DAF market share in the 6 to 15 tonne market was 8.3% in 2007 and 9.2% in 2006. Truck and parts sales in Europe represented 42% of PACCAR’s total truck segment net sales and revenues in 2007 compared to 28% in 2006.

Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 28%. Combined truck and parts sales in these markets accounted for 16% of truck segment sales and 19% of truck segment profit, an increase from 10% of sales and 9% of profits in 2006.

PACCAR’s worldwide aftermarket parts revenues were $2.29 billion in 2007, an increase of 18% compared to $1.94 billion in 2006. Aftermarket parts sales increased in all major markets from a growing truck population, expansion of parts distribution centers and focused sales efforts.

Truck segment gross margin as a percentage of net sales and revenues was 14.9% in 2007 and 15.7% in 2006. Improved operating efficiencies and strong demand for the Company’s products outside the U.S. and Canada were dampened by a weak truck market in the U.S. and Canada. Higher material costs negatively impacted truck gross margins.

Truck Outlook

Worldwide recessionary economic conditions are currently forecast to dampen demand for heavy-duty trucks for 2009. In North America, industry retail sales are expected to be 130,000—170,000 trucks. Western and Central European heavy-duty registrations for 2009 are projected to decline between 30% to 40% to 200,000—240,000 units. International markets are also expected to be weaker in 2009.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the U.S., Canada, Mexico, Europe and Australia, derives its earnings primarily from financing or leasing PACCAR products.

	2008	2007	2006
Financial Services:
Average earning assets	$10,369.0	$10,158.0	$8,746.0
Revenues	1,262.9	1,191.3	950.8
Income before taxes	216.9	284.1	247.4

2008 Compared to 2007:

PACCAR Financial Services (PFS) revenues increased 6% to $1.26 billion due to higher earning assets in all markets outside the U.S. and Canada and higher average finance yields. New business volume was $3.35 billion in 2008 compared to $3.94 billion in 2007. The decrease in volume was due to fewer new trucks sold and a lower finance share of new truck sales. PFS provided loan and lease financing for 28% of PACCAR new trucks delivered in 2008 compared to 29% in 2007.

Income before taxes was $216.9 million compared to $284.1 million in 2007 primarily due to a higher provision for losses on receivables. Net portfolio charge-offs were $104.8 million compared to $25.8 million in 2007 due to higher charge-offs related to recessionary conditions in the U.S. and Canada and to a lesser extent Europe. At December 31, 2008, the earning asset portfolio quality overall was solid with the percentage of accounts 30+ days past-due at 3.3%, although up from 2.0% at the end of 2007, primarily due to the difficult economy worldwide.

2007 Compared to 2006:

PACCAR Financial Services (PFS) revenues increased 25% to $1.19 billion due to higher earning assets worldwide and higher interest rates. New business volume was $3.94 billion in 2007 compared to $4.24 billion in 2006.

Income before taxes increased 15% to a record $284.1 million from $247.4 million in 2006. The improvement was primarily due to higher finance gross profit, partly offset by an increase in selling, general and administrative expenses to support business growth and a higher provision for losses on receivables. The increase in finance gross profit was due to higher asset levels and interest rates, offset partly by a higher cost of debt.

Net portfolio charge-offs were $25.8 million compared to $13.9 million in 2006 due to higher charge-offs in the U.S. and Canada. At December 31, 2007, the percentage of accounts 30+ days past-due was 2.0%, up from 1.1% at the end of 2006, primarily due to higher past dues in the U.S. and Canada.

Financial Services Outlook

Financial Services segment results are principally dependent on the generation of loans and leases and the related spread between the yields on loans and leases and borrowing costs and the level of credit losses. A reduction in average earning assets is expected as lower PACCAR truck sales will likely result in lower new business volume in 2009.

The segment continues to be exposed to the risk that economic weakness around the world may continue to exert pressure on the profit margins of truck operators and result in higher past-due accounts and repossessions.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent approximately 1% of net sales for 2008, 2007 and 2006.

LIQUIDITY AND CAPITAL RESOURCES:

	December 31
	2008	2007	2006
Cash and cash equivalents	$1,955.2	$1,858.1	$1,852.5
Marketable debt securities	175.4	778.5	821.7
	$2,130.6	$2,636.6	$2,674.2

The Company’s total cash and marketable debt securities decreased $506.0 million in 2008. Cash provided by operations of $1,304.9 million was used primarily to pay dividends of $629.2 million, make capital investments totaling $462.8 million and repurchase PACCAR stock for $230.6 million. Cash required to originate new loans and leases was funded by repayments of existing loans and leases as well as Financial Services borrowings.

The Company has line of credit arrangements of $3.51 billion. The unused portion of these credit arrangements was $3.26 billion at December 31, 2008. Included in these arrangements are $3.0 billion of bank facilities, of which $2.0 billion matures in June 2009 and $1.0 billion matures in 2012. PACCAR intends to replace these credit facilities as they expire with facilities of similar amounts. The bank facilities are primarily maintained to provide backup liquidity on commercial paper borrowings of the financial services companies. There were no borrowings outstanding under these facilities at December 31, 2008.

In November 2008, PACCAR Inc filed a shelf registration under the Securities Act of 1933. In February 2009, the Company issued $750 million of fixed rate medium-term notes under this registration. The registration expires in 2011 and does not limit the principal amount of debt securities that may be issued during the period.

The Company believes its strong liquidity position and AA- investment grade credit rating will continue to provide financial stability and access to capital markets at competitive interest rates.

In October 2007, PACCAR’s Board of Directors approved the repurchase of $300 million of the Company’s common stock. Through December 31, 2008, $292 million of shares have been repurchased. In July 2008, PACCAR’s Board of Directors approved the repurchase of an additional $300 million of the Company’s common stock. No shares have been repurchased pursuant to the July 2008 authorization.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt totaled $19.3 million as of December 31, 2008.

Expenditures for property, plant and equipment in 2008 totaled a record $462.8 million compared to $425.7 million in 2007. Major capital projects included the continuation of construction of an engine production facility in Mississippi and completion of construction of a new parts distribution center in Hungary. In addition, the Company made significant investments related to new product development and plant capacity. Over the last ten years, the Company’s combined investments in worldwide capital projects and research and development totaled $3.82 billion which have significantly increased capacity, efficiency and quality of the Company’s premier products.

The Company has reduced its planned capital expenditures to reflect current economic conditions. As a result, capital spending in 2009 is expected to be approximately $150 to $200 million. Spending on research and development in 2009 is expected to be approximately $200 to $250 million. PACCAR will continue to focus on engine development, new product programs and manufacturing efficiency improvements.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds is loans from other PACCAR companies.

PACCAR’s strong cash position and credit ratings enabled PFS to meet its funding requirements despite a decline in liquidity in the debt and capital markets since the second half of 2007.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC filed a shelf registration under the Securities Act of 1933 in November 2006. The registration expires in November 2009 and does not limit the principal amount of debt securities that may be issued during the period.

PFC participates in the Commercial Paper Funding Facility offered by the Federal Reserve Bank of New York. Under this funding facility, PFC may issue 90-day commercial paper through October 30, 2009. The total amount of commercial paper that PFC may have outstanding under this program is $1.46 billion, of which, $.74 billion was outstanding at December 31, 2008.

In June 2008, PACCAR’s European finance subsidiary, PACCAR Financial Europe, renewed and increased the registration of a €1.5 billion medium-term note program with the London Stock Exchange. On December 31, 2008, €402 million remained available for issuance. This program is renewable annually through the filing of a new prospectus. In June 2008, PACCAR Mexico registered a 7.0 billion peso medium-term note program with the Comision Nacional Bancaria y de Valores. The registration expires in 2012 and at December 31, 2008, 6.1 billion pesos remained available for issuance.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company’s senior management, who receive periodic reports on the contract amounts outstanding and counterparty’s involved.

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2008:

	Maturity
	Within One Year	More than One Year	Total
Borrowings	$5,558.2	$1,909.1	$7,467.3
Operating leases	25.2	41.2	66.4
Purchase obligations	164.8	155.6	320.4
Other obligations	5.8	29.4	35.2
Total	$5,754.0	$2,135.3	$7,889.3

The Company had $7.89 billion of cash commitments, substantially all of which mature within three years. Of the total cash commitments for borrowings, $7.47 billion were related to the Financial Services segment. As described in Note J of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory and capital equipment. Other obligations include deferred cash compensation.

The Company’s other commitments include the following at December 31, 2008:

	Commitment Expiration
	Within One Year	More than One Year	Total
Letters of credit	$34.2	$1.5	$35.7
Loan and lease commitments	105.1		105.1
Equipment acquisition commitments		53.4	53.4
Residual value guarantees	67.3	198.7	266.0
Total	$206.6	$253.6	$460.2

Loan and lease commitments are for funding new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred. Expenditures related to environmental activities in 2008, 2007 and 2006 were immaterial.

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

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company’s financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different from estimates used by management, may have a material impact on the financial statements.

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

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is based on management assumptions about the future used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, long-term rates of return on plan assets, health care cost trends, inflation rates, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable estimates of future events.

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

Actual results that differ from these assumptions are accumulated and amortized into expense over future periods. While management believes the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations and the balance sheet funded status of the plans.

Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to minimize risk exposures from the fluctuation in interest rates and foreign currency exchange rates. All derivative financial instruments are recorded at fair value as either assets or liabilities. The Company designates certain of its derivative financial instruments as qualifying hedges under accounting standards.

The changes in the fair value of derivative financial instruments of qualifying fair value hedges are offset by the effective portion of the changes in the fair value of the hedged item attributable to the risk being hedged. The changes in the fair value of derivative financial instruments, to the extent they are considered to be effective cash flow hedges, are initially reported in other comprehensive income and reclassified into earnings in the period the hedged item affects earnings. Changes in fair value of derivative financial instruments that are not designated in hedge accounting relationships are reported in earnings in the period in which the change occurs.

The determination of the fair value of derivatives and whether hedge relationships qualify for hedge accounting is complex and requires management estimates and involves judgment. If the Company determines that the derivative financial instruments no longer qualify for hedge accounting, the fair value changes of derivative financial instruments are reported in earnings.

Income Taxes

The Company calculates income tax expense on pretax income based on current tax law. Deferred tax assets and liabilities are recorded for future tax consequences on temporary differences between recorded amounts in the financial statements and their respective tax basis. The determination of income tax expense requires management estimates and involves judgment regarding jurisdictional mix of earnings, indefinitely reinvested foreign earnings and future outcomes regarding tax law issues included in tax returns. If the Company’s assessment of these matters changes, the effect is accounted for in earnings in the period the change is made.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2008	2007	2006
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$13,709.6	$14,030.4	$15,503.3

Cost of sales and revenues	11,736.9	11,917.3	13,036.6
Research and development	341.8	255.5	163.1
Selling, general and administrative	470.2	491.4	457.3
Interest and other income, net	(1.8)	(18.6)	(.3)
	12,547.1	12,645.6	13,656.7
Truck and Other Income Before Income Taxes	1,162.5	1,384.8	1,846.6

FINANCIAL SERVICES:
Revenues	1,262.9	1,191.3	950.8

Interest and other	831.9	755.3	573.7
Selling, general and administrative	111.2	110.9	95.9
Provision for losses on receivables	102.9	41.0	33.8
	1,046.0	907.2	703.4
Financial Services Income Before Income Taxes	216.9	284.1	247.4

Investment income	84.6	95.4	81.3
Total Income Before Income Taxes	1,464.0	1,764.3	2,175.3
Income taxes	446.1	537.0	679.3
Net Income	$1,017.9	$1,227.3	$1,496.0

Net Income Per Share

Basic	$2.79	$3.31	$3.99
Diluted	$2.78	$3.29	$3.97

Weighted average number of common shares outstanding

Basic	364.2	371.1	375.1
Diluted	365.9	373.3	377.2

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31	2008	2007
	(millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,899.2	$1,736.5
Trade and other receivables, net	698.7	652.0
Marketable debt securities	175.4	778.5
Inventories	658.1	628.3
Deferred taxes and other current assets	211.7	205.6
Total Truck and Other Current Assets	3,643.1	4,000.9

Equipment on operating leases, net	425.3	489.2
Property, plant and equipment, net	1,782.8	1,642.6
Other noncurrent assets	368.2	467.2
Total Truck and Other Assets	6,219.4	6,599.9

FINANCIAL SERVICES:
Cash and cash equivalents	56.0	121.6
Finance and other receivables, net	8,036.4	9,025.4
Equipment on operating leases, net	1,534.8	1,318.7
Other assets	403.2	244.6
Total Financial Services Assets	10,030.4	10,710.3
	$16,249.8	$17,310.2

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31	2008	2007
	(millions of dollars)
TRUCK AND OTHER:
Current Liabilities
Accounts payable and accrued expenses	$1,792.3	$2,218.3
Dividend payable	36.3	367.1
Total Truck and Other Current Liabilities	1,828.6	2,585.4
Long-term debt	19.3	23.6
Residual value guarantees and deferred revenues	470.8	539.4
Deferred taxes and other liabilities	636.6	458.4
Total Truck and Other Liabilities	2,955.3	3,606.8

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	249.2	258.5
Commercial paper and bank loans	3,576.2	4,130.1
Term notes	3,889.3	3,722.1
Deferred taxes and other liabilities	733.1	579.6
Total Financial Services Liabilities	8,447.8	8,690.3

STOCKHOLDERS’ EQUITY
Preferred stock, no par value – authorized 1.0 million shares, none issued
Common stock, $1 par value – authorized 1.2 billion shares; issued 363.1 million and 368.4 million shares	363.1	368.4
Additional paid-in capital	46.1	37.7
Treasury stock – at cost	(17.4)	(61.7)
Retained earnings	4,724.7	4,260.6
Accumulated other comprehensive (loss) income	(269.8)	408.1
Total Stockholders’ Equity	4,846.7	5,013.1
	$16,249.8	$17,310.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2008	2007	2006
	(millions of dollars)
OPERATING ACTIVITIES:
Net income	$1,017.9	$1,227.3	$1,496.0
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	226.5	196.4	163.4
Equipment on operating leases and other	422.9	330.0	271.2
Provision for losses on financial services receivables	102.9	41.0	33.8
Gain on sale of property		(21.7)
Deferred taxes	131.0	38.3	66.9
Other, net	(1.1)	5.3	(6.0)
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and equivalents:
Receivables:
Trade and other	(55.5)	143.6	(80.5)
Wholesale receivables on new trucks	(246.3)	81.3	(64.6)
Sales-type finance leases and dealer direct loans on new trucks	52.8	40.3	(232.4)
Inventories	(85.2)	114.4	(168.5)
Other, net	8.8	16.8	(2.2)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(239.3)	(277.6)	423.3
Residual value guarantees and deferred revenues	118.1	85.1	72.9
Other, net	(148.6)	34.9	(120.6)
Net Cash Provided by Operating Activities	1,304.9	2,055.4	1,852.7

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(2,307.5)	(3,116.6)	(3,318.5)
Collections on retail loans and direct financing leases	2,771.0	2,837.3	2,543.8
Net decrease (increase) in wholesale receivables on used equipment	10.4	13.7	(27.5)
Marketable securities purchases	(667.3)	(1,282.9)	(1,458.2)
Marketable securities sales and maturities	1,239.4	1,345.5	1,225.4
Acquisition of property, plant and equipment	(462.8)	(425.7)	(312.0)
Acquisition of equipment for operating leases	(1,087.2)	(841.7)	(642.3)
Proceeds from asset disposals	239.3	240.1	162.2
Other, net	12.8	(66.5)	1.0
Net Cash Used in Investing Activities	(251.9)	(1,296.8)	(1,826.1)

FINANCING ACTIVITIES:
Cash dividends paid	(629.2)	(736.7)	(530.4)
Purchase of treasury stock	(230.6)	(360.5)	(312.0)
Stock compensation transactions	11.5	30.8	37.7
Net (decrease) increase in commercial paper and short-term bank loans	(482.0)	(366.1)	576.0
Proceeds from long-term debt	1,190.9	879.5	2,222.6
Payments on long-term debt	(728.7)	(285.5)	(1,951.4)
Net Cash (Used in) Provided by Financing Activities	(868.1)	(838.5)	42.5
Effect of exchange rate changes on cash	(87.8)	85.5	84.5
Net Increase in Cash and Cash Equivalents	97.1	5.6	153.6
Cash and Cash Equivalents at beginning of year	1,858.1	1,852.5	1,698.9
Cash and Cash Equivalents at end of year	$1,955.2	$1,858.1	$1,852.5

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31	2008	2007	2006
	(millions except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$368.4	$248.5	$169.4
Treasury stock retirement	(5.9)	(3.8)	(5.0)
50% stock dividend		122.8	83.1
Stock compensation	.6	.9	1.0
Balance at end of year	363.1	368.4	248.5

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	37.7	27.5	140.6
Treasury stock retirement	(14.0)	(33.8)	(160.8)
Stock compensation and tax benefit	22.4	44.0	47.7
Balance at end of year	46.1	37.7	27.5

TREASURY STOCK, AT COST:
Balance at beginning of year	(61.7)	(2.1)	(35.1)
Purchases: (shares) 2008-5.1; 2007-5.1; 2006-4.5	(230.6)	(359.6)	(301.5)
Retirements	274.9	300.0	334.5
Balance at end of year	(17.4)	(61.7)	(2.1)

RETAINED EARNINGS:
Balance at beginning of year	4,260.6	4,026.1	3,471.5
Net income	1,017.9	1,227.3	1,496.0
Cash dividends declared on common stock, per share: 2008-$.82; 2007-$1.65; 2006-$1.84	(298.8)	(607.6)	(689.6)
Treasury stock retirement	(255.0)	(262.4)	(168.7)
50% stock dividend		(122.8)	(83.1)
Balance at end of year	4,724.7	4,260.6	4,026.1

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
Balance at beginning of year	408.1	156.2	154.7
Accounting change, net of $87.5 tax effect			(160.2)
Other comprehensive (loss) income	(677.9)	251.9	161.7
Balance at end of year	(269.8)	408.1	156.2
Total Stockholders’ Equity	$4,846.7	$5,013.1	$4,456.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31	2008	2007	2006
	(millions of dollars)
Net income	$1,017.9	$1,227.3	$1,496.0
Other comprehensive (loss) income:
Unrealized (losses) gains on derivative contracts
(Losses) gains arising during the period	(85.5)	(32.5)	13.1
Tax effect	24.7	15.9	(4.7)
Reclassification adjustment	(17.4)	(14.8)	(17.4)
Tax effect	4.1	5.6	5.9
	(74.1)	(25.8)	(3.1)
Unrealized gains (losses) on investments
Net holding gain (loss)	2.9	5.2	(.6)
Tax effect	(.9)	(2.1)	.3
Reclassification adjustment	(5.1)	.2
Tax effect	1.8	(.1)
	(1.3)	3.2	(.3)
Pension and postretirement
Minimum pension liability adjustment			26.0
Tax effect			(9.8)
Amounts arising during the period	(395.1)	87.0
Tax effect	144.7	(32.2)
Reclassification adjustment	6.0	12.7
Tax effect	(2.1)	(4.6)
	(246.5)	62.9	16.2
Foreign currency translation (losses) gains	(356.0)	211.6	148.9
Net other comprehensive (loss) income	(677.9)	251.9	161.7
Comprehensive Income	$340.0	$1,479.2	$1,657.7

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

Trade and Other Receivables: The Company’s trade and other receivables are recorded at cost on the balance sheet net of allowances.

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is tested for impairment on an annual basis. Impairment charges were insignificant during the three years ended December 31, 2008.

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

New Accounting Pronouncements: The Company adopted FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) effective January 1, 2008. FAS 159 permits entities to measure most financial instruments at fair value if desired and requires that unrealized gains and losses on instruments for which the option has been elected to be reported in earnings. During 2008, the Company did not elect the fair value option for any financial instruments. See Note Q.

The Company adopted FASB Statement No.157, Fair Value Measurements (FAS 157) effective January 1, 2008 with no significant effect on the financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161). FAS 161, which is effective January 1, 2009, amends and expands the disclosure requirements for derivative instruments and hedging activities.

In December 2008, the FASB issued FASB Staff Position FAS132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1) which is effective for the year ending December 31, 2009. This standard provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2008 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

B.            INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income. Gross realized gains were $5.1 for the year ended December 31, 2008, and were not significant for the two years ended December 31, 2007 and 2006.

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities consisted of the following at December 31:

2008	AMORTIZED COST	FAIR VALUE
U.S. tax-exempt securities	$167.2	$168.5
Non U.S. corporate securities	4.3	4.0
Other debt securities	2.9	2.9
	$174.4	$175.4

2007	AMORTIZED COST	FAIR VALUE
U.S. tax-exempt securities	$554.0	$558.4
Non U.S. corporate securities	113.7	113.0
Non U.S. government securities	92.7	92.5
Other debt securities	15.0	14.6
	$775.4	$778.5

Contractual maturities at December 31, 2008, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$25.2	$25.3
One to five years	83.3	84.2
Ten or more years	65.9	65.9
	$174.4	$175.4

Marketable debt securities included $65.9 and $75.8 of variable rate demand obligations (VRDOs) at December 31, 2008 and 2007, respectively. VRDOs are debt instruments with long-term scheduled maturities which have interest rates that reset periodically.

C.            INVENTORIES

Inventories include the following:

At December 31,	2008	2007
Finished products	$394.3	$435.2
Work in process and raw materials	421.7	342.5
	816.0	777.7
Less LIFO reserve	(157.9)	(149.4)
	$658.1	$628.3

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 52% and 40% of consolidated inventories before deducting the LIFO reserve at December 31, 2008 and 2007.

D.            FINANCE AND OTHER RECEIVABLES

Finance and other receivables consist primarily of receivables from loans and financing leases resulting from truck sales and loan and leasing activity. Finance and other receivables include the following:

At December 31,	2008	2007
Loans	$3,506.7	$4,325.9
Retail direct financing leases	2,558.4	2,816.7
Sales-type finance leases	817.9	908.1
Dealer wholesale financing	1,635.0	1,554.6
Interest and other receivables	127.3	108.9
Unearned interest:
Finance leases	(430.6)	(495.4)
	8,214.7	9,218.8
Less allowance for losses	(178.3)	(193.4)
	$8,036.4	$9,025.4

              Terms for substantially all loans and leases range up to 60 months. Annual payments due on loans beginning January 1, 2009, are $1,301.3, $955.5, $688.5, $378.6, $164.9 and $17.9 thereafter. Annual minimum lease payments due on finance leases beginning January 1, 2009, are $1,023.0, $855.5, $643.8, $386.6, $191.3 and $85.5 thereafter. Repayment experience indicates that some receivables will be paid prior to contract maturity, while others may be extended or revised.

              The effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown in the consolidated statements of cash flows as operating activities since they finance the sale of company inventory. Included in Loans are dealer direct loans on the sale of new trucks of $171.6 and $198.2 as of December 31, 2008 and 2007. Estimated residual values included with finance leases amounted to $190.6 in 2008 and $216.6 in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

E.     ALLOWANCE FOR LOSSES

Receivables are charged to the allowance for losses when, in the judgment of management, they are considered uncollectible (generally upon repossession of the collateral). The provision for losses on finance, trade and other receivables is charged to income based on management’s estimate of incurred credit losses, net of recoveries, inherent in the portfolio.

The allowance for losses is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 2005	$10.9	$145.2
Provision for losses	.3	33.8
Net losses	(6.0)	(13.9)
Currency translation	.5	3.9
Balance, December 31, 2006	5.7	169.0
Provision for losses	.2	41.0
Net losses	(.5)	(25.8)
Acquisitions	.2	1.8
Currency translation	1.9	7.4
Balance, December 31, 2007	7.5	193.4
Provision for losses	(.3)	102.9
Net losses	(2.0)	(104.8)
Currency translation	(.3)	(13.2)
Balance, December 31, 2008	$4.9	$178.3

The Company’s customers are principally concentrated in the transportation industry in North America and Europe. There are no significant concentrations of credit risk in terms of a single customer. Generally, receivables are collateralized by the related equipment and parts.

F.     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

At December 31,	2008	2007
Land	$186.8	$179.3
Buildings and improvements	951.1	847.6
Machinery and equipment	2,355.2	2,206.9
	3,493.1	3,233.8
Less allowance for depreciation	(1,710.3)	(1,591.2)
	$1,782.8	$1,642.6

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings and improvements	10-40 years
Machinery and equipment	5-12 years

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

Truck and Other:

Equipment on operating leases is as follows:

At December 31,	2008	2007
Equipment on lease	$610.6	$678.8
Less allowance for depreciation	(185.3)	(189.6)
	$425.3	$489.2

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

At December 31,	2008	2007
Deferred lease revenues	$204.8	$211.0
Residual value guarantee	266.0	328.4
	$470.8	$539.4

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2008, the annual amortization of deferred revenue beginning January 1, 2009, is $51.8, $62.8, $42.9, $26.7, $15.3 and $5.3 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2009, are $67.3, $81.6, $55.7, $34.6, $19.9 and $6.9 thereafter.

Financial Services:

Equipment on operating leases is as follows:

At December 31,	2008	2007
Transportation equipment	$2,053.4	$1,777.1
Less allowance for depreciation	(518.6)	(458.4)
	$1,534.8	$1,318.7

Annual minimum lease payments due on operating leases beginning January 1, 2009, are $389.3, $262.9, $174.4, $90.7, $33.0 and $4.0 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

H.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

At December 31,	2008	2007
Truck and Other:
Accounts payable	$617.9	$959.7
Salaries and wages	168.7	162.9
Product support reserves	298.6	315.5
Other	707.1	780.2
	$1,792.3	$2,218.3

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

Changes in warranty and R&M reserves are summarized as follows:

At December 31,	2008	2007	2006
Beginning balance	$483.3	$458.3	$391.5
Cost accruals and revenue deferrals	312.3	339.2	302.4
Payments and revenue recognized	(304.6)	(345.1)	(271.0)
Currency translation	(40.6)	30.9	35.4
	$450.4	$483.3	$458.3

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

At December 31,	2008	2007
Truck and Other:
Accounts payable and accrued expenses	$298.6	$315.5
Deferred taxes and other liabilities	83.9	82.7
Financial Services:
Deferred taxes and other liabilities	67.9	85.1
	$450.4	$483.3

J.     BORROWINGS AND CREDIT ARRANGEMENTS

Truck and other long-term debt consists of non-interest bearing notes, which amounted to $19.3 in 2008 and $23.6 in 2007. These notes mature in 2011.

Financial Services borrowings include the following at December 31:

	EFFECTIVE RATE	2008	2007
Commercial paper	3.7%	$3,332.6	$4,096.4
Bank loans:
Short-term	8.2%	50.4	10.4
Medium-term	8.2%	193.2	23.3
		3,576.2	4,130.1
Term notes	4.4%	3,889.3	3,722.1
		$7,465.5	$7,852.2

The term notes of $3,889.3 at December 31, 2008, include an increase in fair value of $17.5 for notes designated to fair value hedges. The effective rate is the weighted average rate as of December 31, 2008, and includes the effects of interest-rate contracts. The annual maturities of the borrowings beginning January 1, 2009, are as follows:

	Commercial	Bank	Term
	Paper	Loans	Notes	Total
2009	$3,332.6	$52.8	$2,172.8	$5,558.2
2010		75.4	783.0	858.4
2011		105.4	916.0	1,021.4
2012		10.0		10.0
Total	$3,332.6	$243.6	$3,871.8	$7,448.0

Interest paid on borrowings was $327.1, $339.0 and $281.6 in 2008, 2007 and 2006. The weighted average interest rate on consolidated commercial paper and short-term bank loans was 3.8% and 5.2% at December 31, 2008 and 2007.

                The primary sources of borrowings are commercial paper and medium-term notes issued in the public markets. The medium-term notes are issued by PACCAR Financial Corp. (PFC), PACCAR Financial Europe and PACCAR Mexico. PFC filed a shelf registration under the Securities Act of 1933 in 2006. The registration expires in November 2009 and does not limit the principal amount of debt securities that may be issued during the period.

PFC participates in the Commercial Paper Funding Facility offered by the Federal Reserve Bank of New York. Under this funding facility, PFC may issue 90-day commercial paper through October 30, 2009. The total amount of commercial paper that PFC may have outstanding under this program is $1,456.8. At December 31, 2008, commercial paper of $735.0 was outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

In June 2008, PACCAR Financial Europe renewed and increased the registration of a €1,500 medium-term note program with the London Stock Exchange. On December 31, 2008, €402 remained available for issuance. This program is renewable annually through the filing of a new prospectus.

In June 2008, PACCAR Mexico registered a 7,000 peso medium-term note program with the Comision Nacional Bancaria y de Valores. The registration expires in 2012 and at December 31, 2008, 6,100 pesos remained available for issuance.

In November 2008, PACCAR Inc filed a shelf registration under the Securities Act of 1933. In February 2009, the Company issued $750 of fixed rate medium-term notes under this registration. The registration expires on 2011 and does not limit the principle amount of debt securities that may be issued during the period.

The Company has line of credit arrangements of $3,507. The unused portion of these credit arrangements was $3,264 at December 31, 2008. Included in these arrangements are $3,000 of bank facilities, of which $2,000 matures in June 2009 and $1,000 in 2012. PACCAR intends to replace these credit facilities as they expire with facilities of similar amounts. The bank facilities are primarily maintained to provide backup liquidity for commercial paper borrowings of the financial services companies. There were no borrowings outstanding under these facilities at December 31, 2008. Compensating balances are not required on the lines, and service fees are immaterial.

K.    LEASES

The Company leases certain facilities, computer equipment and aircraft under operating leases. Leases expire at various dates through the year 2017.

Annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year at January 1, 2009, are $25.2, $18.0, $11.0, $6.8, $4.3 and $1.1 thereafter.

Total rental expenses under all leases amounted to $43.3, $41.1 and $41.4 for 2008, 2007 and 2006.

L.    COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in 2008, 2007 and 2006 were not significant.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

At December 31, 2008, PACCAR had standby letters of credit of $35.7, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $53.4 in 2011. At December 31, 2008, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $105.1. The commitments generally expire in 90 days. At December 31, 2008, the Company had commitments related to the construction of its engine facility in Columbus, Mississippi of $16.3 in 2009 and $107.6 thereafter. The Company had other commitments, primarily to purchase production inventory, amounting to $154.3 in 2009 and $77.4 thereafter.

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

December 31, 2008, 2007 and 2006 (currencies in millions)

M.   EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $63.9 to its pension plans in 2008 and $13.8 in 2007. The Company expects to contribute in the range of $50.0 to $150.0 to its pension plans in 2009 of which $11.0 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2009, are $47.8, $50.9, $56.4, $62.0, $65.8, and for the five years thereafter, a total of $398.5.

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

The following information details the allocation of plan assets by investment type:

		Actual
	Target	2008	2007
Plan Assets Allocation as of December 31:
Equity securities	50-70%	59.3%	65.6%
Debt securities	30-50%	40.7%	34.4%
		100.0%	100.0%

The following additional data relates to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

At December 31,	2008	2007
Weighted Average Assumptions:
Discount rate	6.2%	6.2%
Rate of increase in future compensation levels	4.3%	4.3%
Assumed long-term rate of return on plan assets	7.4%	7.4%

	2008	2007
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$1,201.0	$1,193.4
Service cost	46.6	49.7
Interest cost	73.9	68.7
Benefits paid	(48.8)	(41.4)
Actuarial loss (gain)	3.0	(86.6)
Curtailment	(3.3)	(5.5)
Currency translation	(80.9)	18.1
Participant contributions	4.9	4.6
Projected benefit obligation at December 31	$1,196.4	$1,201.0

Change in Plan Assets:
Fair value of plan assets at January 1	$1,312.5	$1,242.1
Employer contributions	63.9	13.8
Actual return on plan assets	(336.4)	74.3
Benefits paid	(48.8)	(41.4)
Currency translation	(82.3)	19.1
Participant contributions	4.9	4.6
Fair value of plan assets at December 31	913.8	1,312.5
Funded Status at December 31	$(282.6)	$111.5

Amounts Recorded in Balance Sheet:
Other noncurrent assets	$5.5	$158.1
Other noncurrent liabilities	(288.1)	(46.6)
Accumulated other comprehensive loss:
Actuarial loss	334.5	78.0
Prior service cost	10.1	12.6
Net initial transition amount	1.0	1.4

Of the December 31, 2008 amounts in accumulated other comprehensive income, $12.8 of unrecognized actuarial loss, $2.0 of unrecognized prior service cost and $.1 of unrecognized net initial transition amount are expected to be amortized into net pension expense in 2009.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans was $1,037.6 at December 31, 2008, and $1,055.5 at December 31, 2007.

Information for all plans with accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2008	2007
Projected benefit obligation	$933.7	$43.9
Accumulated benefit obligation	791.9	33.8
Fair value of plan assets	650.9	1.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

Year Ended December 31,	2008	2007	2006
Components of Pension Expense:
Service cost	$46.6	$49.7	$50.5
Interest on projected benefit obligation	73.9	68.7	60.8
Expected return on assets	(92.8)	(89.7)	(76.7)
Amortization of prior service costs	2.4	2.9	3.6
Recognized actuarial loss	3.0	8.4	12.7
Curtailment	.9	2.7	.1
Net pension expense	$34.0	$42.7	$51.0

Pension expense for multi-employer and foreign-insured plans was $45.8, $37.9 and $32.0 in 2008, 2007 and 2006.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions up to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $22.1, $22.6 and $22.1 in 2008, 2007 and 2006.

The Company also provides optional coverage of approximately 50% of medical costs for the majority of its U.S. employees from retirement until age 65 as well as a death benefit.

The following data relates to unfunded postretirement medical and life insurance plans:

Year Ended December 31,	2008	2007	2006
Components of Retiree Expense:
Service cost	$3.2	$4.8	$5.4
Interest cost	4.7	5.2	4.8
Recognized actuarial loss		.9	1.4
Recognized prior service cost	.1	.1	.1
Recognized net initial obligation	.4	.4	.5
Net retiree expense	$8.4	$11.4	$12.2

The discount rate used for calculating the accumulated plan benefits was 6.1% for 2008 and 6.5% for 2007. In 2008 the assumed long-term medical inflation rate was 9% declining to 6% over three years. In 2007 the rate assumption was 10% declining to 6% over four years. Annual benefits expected to be paid beginning January 1, 2009, are $4.3, $5.0, $6.0, $6.6, and $7.3; and for the five years thereafter, a total of $41.5.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1%	1%
	INCREASE	DECREASE
Effect on annual total of service and interest cost components	$1.0	$(.8)
Effect on accumulated postretirement benefit obligation	$8.0	$(6.4)

	2008	2007
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$88.0	$92.4
Service cost	3.2	4.8
Interest cost	4.7	5.2
Benefits paid	(4.1)	(3.0)
Curtailment		(5.3)
Actuarial gain	(10.9)	(6.1)
Projected benefit obligation at December 31	$80.9	$88.0
Unfunded Status at December 31	$(80.9)	$(88.0)

Amounts Recorded in Balance Sheet:
Other noncurrent liabilities	$(80.9)	$(88.0)
Accumulated other comprehensive loss:
Actuarial loss	1.8	8.6
Prior service cost	.1	.2
Net initial transition amount	.8	1.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

N.    INCOME TAXES

Year Ended December 31,	2008	2007	2006
Income Before Income Taxes:
Domestic	$96.0	$419.1	$1,149.3
Foreign	1,368.0	1,345.2	1,026.0
	$1,464.0	$1,764.3	$2,175.3

Provision for Income Taxes:
Current provision (benefit):
Federal	$(24.7)	$120.5	$280.4
State	(7.9)	11.1	39.6
Foreign	347.7	367.1	292.4
	315.1	498.7	612.4
Deferred provision (benefit):
Federal	123.7	41.9	49.6
State	12.5	3.6	4.7
Foreign	(5.2)	(7.2)	12.6
	131.0	38.3	66.9
	$446.1	$537.0	$679.3

Reconciliation of Statutory U.S. Federal Tax to Actual Provision:
Statutory rate	35%	35%	35%
Statutory tax	$512.4	$617.5	$761.4
Effect of:
Tax on foreign earnings	(67.3)	(72.4)	(48.8)
Other, net	1.0	(8.1)	(33.3)
	$446.1	$537.0	$679.3

U.S. income taxes are not provided on the undistributed earnings of the Company’s foreign subsidiaries that are considered to be indefinitely reinvested. At December 31, 2008, the amount of undistributed earnings which are considered to be indefinitely reinvested is $2,835.0.

At December 31, 2008, the Company’s net tax operating loss carryforwards were $203.0. Substantially all of the loss carryforwards are in foreign subsidiaries and carry forward indefinitely, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected future operating results.

At December 31:	2008	2007
Components of Deferred Tax Assets (Liabilities):
Assets:
Postretirement benefit plans	$196.6	$50.8
Accrued expenses	156.4	208.2
Allowance for losses on receivables	58.0	62.1
Net operating loss carryforwards	54.0	54.9
Other	152.1	77.8
	617.1	453.8
Valuation allowance	(5.4)	(18.8)
	611.7	435.0
Liabilities:
Financial Services leasing depreciation	(524.1)	(410.3)
Depreciation and amortization	(116.4)	(125.0)
Postretirement benefit plans	(72.3)	(61.8)
Other	(55.1)	(23.9)
	(767.9)	(621.0)
Net deferred tax liability	$(156.2)	$(186.0)

At December 31:	2008	2007
Classification of Deferred Tax Assets (Liabilities):
Truck and Other:
Deferred taxes and other current assets	$83.5	$107.2
Other noncurrent assets	195.3	108.4
Accounts payable and accrued expense	(13.3)
Deferred taxes and other liabilities	(13.1)	(47.3)
Financial Services:
Other assets	56.4	34.3
Deferred taxes and other liabilities	(465.0)	(388.6)
Net deferred tax liability	$(156.2)	$(186.0)

Cash paid for income taxes was $452.0, $412.9 and $611.5 in 2008, 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1	$57.9	$54.3
Additions based on tax positions and settlements related to the current year	9.7	11.4
Reductions for tax positions of prior years	(20.7)	(2.9)
Lapse of statute of limitations	(9.8)	(4.9)
Balance at December 31	$37.1	$57.9

The Company had $15.3 of related assets at December 31, 2008 and $30.6 of related assets at December 31, 2007. All of the unrecognized tax benefits and related assets would impact the effective tax rate if recognized. The Company does not currently anticipate any significant changes to its unrecognized tax benefits during the next twelve months.

Interest and penalties are classified as income taxes in the accompanying statements of income and were not significant during any of the three years ended December 31, 2008. Amounts accrued for the payment of penalties and interest at December 31, 2008 and 2007 were also not significant.

The United States Internal Revenue Service has completed examinations of the Company’s tax returns for all years through 2004. Examinations of the Company’s tax returns for other major jurisdictions have not been completed for years ranging from 2001 through 2008.

O. STOCKHOLDERS’ EQUITY

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights become exercisable if a person publicly announces the intention to acquire 15% or more of PACCAR’s common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for two hundred dollars a fractional share of Series A Junior Participating Preferred Stock. Each fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which will expire on February 19, 2009, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

Accumulated Other Comprehensive (Loss) Income: Following are the components of accumulated other comprehensive income:

At December 31:	2008	2007	2006
Unrealized gain (loss) on investments	$1.0	$3.2	$(2.2)
Tax effect	(.4)	(1.3)	.9
	.6	1.9	(1.3)

Unrealized (loss) gain on derivative contracts	(121.7)	(18.8)	28.5
Tax effect	39.4	10.6	(10.9)
	(82.3)	(8.2)	17.6
Pension and postretirement:
Unrecognized:
Actuarial loss	(525.9)	(131.6)	(225.2)
Prior service cost	(16.0)	(20.0)	(25.3)
Net initial obligation	(2.3)	(3.5)	(4.4)
Tax effect	195.9	53.3	90.1
	(348.3)	(101.8)	(164.8)
Currency translation adjustment	160.2	516.2	304.7
Accumulated other comprehensive income	$(269.8)	$408.1	$156.2

Other Capital Stock Changes: PACCAR had 409,000, 1,278,900 and 32,873 treasury shares at December 31, 2008, 2007 and 2006, respectively.

Stock Dividend: A 50% common stock dividend was paid in October 2007. This resulted in the issuance of 122,775,211 additional shares and 613 fractional shares paid in cash. In 2006, a 50% common stock dividend was paid, which resulted in the issuance of 83,104,090 additional shares and 543 fractional shares paid in cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

P. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. Instruments designated as either cash flow hedges or fair value hedges may qualify for hedge accounting. Derivative instruments that do not qualify for hedge accounting are held as economic hedges. The Company’s policies prohibit the use of derivatives for speculation or trading. At inception of each hedge relationship, the Company documents its risk management objectives, procedures and accounting treatment. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company had no material exposures to default at December 31, 2008.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cap agreements. Interest-rate swaps involve the exchange of fixed and floating rate interest payments based on the contractual notional amounts. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. The following table presents the notional amounts and fair value of interest-rate contracts:

At December 31,	2008	2007
Notional amounts	$5,055.7	$5,355.6
Fair value:
Assets	25.1	18.9
Liabilities	151.5	53.6

Notional maturities for all interest-rate contracts for the five years beginning January 1, 2009, are $1,599.5, $1,528.8, $1,494.0, $401.9, and $31.5. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates.

Foreign Currency Exchange Contracts: The Company enters into foreign currency exchange contracts to hedge certain anticipated transactions and borrowings denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso. The following table presents the notional amounts and fair value of foreign currency exchange contracts:

At December 31,	2008	2007
Notional amounts	$925.1	$494.9
Fair value:
Assets	35.3	19.2
Liabilities	21.5	.3

Foreign currency exchange contracts mature within one year.

All derivative financial instruments are recorded at fair value in the consolidated balance sheets. Derivative assets are included in the consolidated balance sheets in Truck and Other “Deferred taxes and other current assets” and in Financial Services “Other assets.” Derivative liabilities are included in Truck and Other “Accounts payable and accrued expenses” and in Financial Services “Accounts payable, accrued expenses and other.” During 2008, the Company did not elect to offset the fair value of derivative instruments. There was no collateral pledged to derivative positions at December 31, 2008.

Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income to the extent such hedges are considered effective. Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. Changes in the fair value of economic hedges that do not qualify for hedge accounting are recorded in earnings in the period in which the change occurs.

Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged transaction affects earnings. Of the accumulated net loss included in other comprehensive income as of December 31, 2008, $34.7, net of taxes, is expected to be reclassified to interest expense or cost of sales in 2009. Net realized gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s risk management strategy.

Substantially all of the Company’s interest-rate contracts and foreign currency exchange contracts have been designated as cash flow hedges. The Company uses regression analysis to assess and measure effectiveness of interest-rate contracts. For foreign currency exchange contracts, the Company performs quarterly assessments to ensure that critical terms continue to match. Gains or losses on the ineffective portion of cash flow hedges are recognized currently in earnings and were immaterial for each of the three years ended December 31, 2008.

Hedge accounting is discontinued prospectively when the Company determines that a derivative financial instrument has ceased to be a highly effective hedge.

As a result of a reduction of certain forecasted sales transactions in the fourth quarter of 2008, the foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

currency forward contracts that hedged these transactions were determined to no longer be effective hedges. Accordingly, the $16.1 fair value of the related foreign currency forward contracts was reclassified from other comprehensive income to income. Also in the fourth quarter, due to disruptions of certain foreign credit markets, the Company did not replace maturing commercial paper specified as hedged items for certain interest-rate contracts. As a result, hedge accounting was discontinued and $15.3 of expense related to the change in fair value of those contracts was recorded. Both of these amounts are included in Truck and Other “Interest and other (income) expense, net.”

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurements is described below.

Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Company has no financial instruments requiring Level 3 valuation.

The Company uses the following methods and assumptions to measure fair value for assets and liabilities subject to recurring fair value measurements.

Marketable Securities: The Company’s marketable debt securities consist of municipal bonds, government obligations and investment-grade corporate bonds.

The fair value of government obligations and corporate bonds is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of municipal bonds is estimated using recent transactions, market price quotations, and pricing models that consider, where applicable, interest rates and other observable market information. These bonds are categorized as Level 2.

Derivative Financial Instruments: The Company’s derivative contracts consist of interest-rate contracts and foreign currency exchange contracts.

These derivative contracts are over the counter and their fair value is determined using modeling techniques that include market inputs such as interest rates, yield curves and currency exchange rates. These contracts are categorized as Level 2.

A portion of the Company’s fixed-rate term notes has been converted to variable-rate term notes using fair value hedges for interest-rate risk. Fair value is determined using modeling techniques that include market inputs for interest rates.

PACCAR’s assets and liabilities subject to recurring fair value measurements at December 31, 2008, are either Level 1 or Level 2 as follows:

	Level 1	Level 2	Total
Assets:
Marketable debt securities	$6.9	$168.5	$175.4
Derivative contracts		60.4	60.4
Liabilities:
Term notes		541.4	541.4
Derivative contracts		173.0	173.0

The Company used the following methods and assumptions to determine the fair value of financial instruments that are not recognized at fair value as described below.

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Financial Services Net Receivables: For floating-rate loans, wholesale financings, and interest and other receivables, fair values approximate carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on current rates for comparable loans. Finance lease receivables and related loss provisions have been excluded from the accompanying table.

Debt: The carrying amounts of long-term debt, financial services commercial paper, bank loans, and variable-rate term notes approximate fair value.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Financial services fixed-rate loans that are not carried at approximate fair value are as follows at December 31:

	CARRYING	FAIR
	AMOUNT	VALUE
2008	$3,011.1	$3,030.8
2007	3,602.6	3,562.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions except per share amounts)

R. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. Non-employee directors and certain officers may be granted restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 46.7 million, and as of December 31, 2008, the maximum number of shares available for future grants was 18.8 million. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than ten years from the grant date and generally vest within three years. Stock option activity is summarized below:

	NUMBER OF SHARES	EXERCISE PRICE*
Outstanding at 12/31/05	7,131,400	$15.64
Granted	964,700	32.23
Exercised	(1,883,400)	11.15
Cancelled	(50,700)	29.13
Outstanding at 12/31/06	6,162,000	19.50
Granted	824,200	44.56
Exercised	(1,168,200)	14.79
Cancelled	(109,000)	34.80
Outstanding at 12/31/07	5,709,000	23.79
Granted	734,300	45.74
Exercised	(403,000)	16.95
Cancelled	(241,000)	39.50
Outstanding at 12/31/08	5,799,300	$26.39

For options exercised, the aggregate difference between the market price and strike price on the date of exercise was $10.8 in 2008, $40.4 in 2007, and $43.2 in 2006.

The following tables summarize information about options outstanding at December 31, 2008:

		REMAINING	AVERAGE
RANGE OF	NUMBER	CONTRACTUAL	EXERCISE
EXERCISE PRICES	OF SHARES	LIFE IN YEARS	PRICE*
Exercisable:
$ 8.25-10.62	1,242,000	1.2	$9.63
12.54-13.96	1,070,800	3.6	13.30
25.31	503,300	4.9	25.31
32.11	775,900	5.8	32.11
	3,592,000	3.4	17.78
Not Exercisable:
32.23	809,500	7.1	32.23
44.56	713,200	8.1	44.56
45.74	684,600	9.1	45.74
	2,207,300	8.0	40.40
	5,799,300	5.2	$26.39

* Weighted Average

The fair value of restricted stock awards was determined based on the stock price at the award date. Certain restricted stock awards granted in 2008 and 2007 contain conditions tied to the Company’s performance over a five year period. Compensation expense for awards with performance conditions is recorded only when it is probable that the requirements will be achieved. Compensation expense related to restricted stock awards with only service conditions is recognized over the requisite service period.

Realized tax benefits for 2008 of $3.7 and 2007 of $13.6 related to the excess of deductible amounts over compensation costs recognized have been classified as a financing cash flow. Stock based compensation expense was $10.2, $12.3 and $10.0 in 2008, 2007 and 2006 respectively. As of December 31, 2008, there was $5.9 of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a remaining weighted-average vesting period of 1.5 years. Unrecognized compensation cost at December 31, 2008, related to unvested restricted stock awards of $1.2 is expected to be recognized over a remaining weighted-average vesting period of .4 years.

The estimated fair value of stock options granted during 2008, 2007 and 2006 was $8.58, $10.10 and $7.96 per share. These amounts were determined using the Black-Scholes-Merton option-pricing model, which values options based on the stock price at the grant date and the following assumptions:

	2008	2007	2006
Risk-free interest rate	2.86%	4.80%	4.44%
Expected volatility	29%	30%	34%
Expected dividend yield	4.0%	4.0%	4.0%
Expected term	5 years	5 years	5 years

Diluted Earnings Per Share: The following table shows additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These additional shares primarily represent the effect of stock options.

At December 31:	2008	2007	2006
Additional shares	1,721,300	2,206,800	2,064,300

There were 1,397,800 antidilutive options in 2008, none in 2007 and 948,000 in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006 (currencies in millions)

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

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $17.2, $24.9 and $13.1 for 2008, 2007 and 2006. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2008	2007	2006
Revenues:
United States	$4,765.6	$5,517.5	$8,496.5
Europe	7,023.4	6,159.6	4,589.8
Other	3,183.5	3,544.6	3,367.8
	$14,972.5	$15,221.7	$16,454.1
Property, plant and equipment, net:
United States	$820.7	$621.1	$527.4
The Netherlands	467.3	480.7	378.8
Other	494.8	540.8	441.0
	$1,782.8	$1,642.6	$1,347.2

Geographic Area Data	2008	2007	2006
Equipment on operating leases, net:
United States	$634.9	$464.4	$438.7
Germany	358.4	243.3	172.8
United Kingdom	290.9	342.8	295.5
Mexico	212.4	186.6	120.3
Other	463.5	570.8	424.0
	$1,960.1	$1,807.9	$1,451.3
Business Segment Data
Net sales and revenues:
Truck
Total	$14,142.7	$14,295.7	$15,754.7
Less intersegment	(595.3)	(441.4)	(387.4)
Net Truck	13,547.4	13,854.3	15,367.3
All Other	162.2	176.1	136.0
	13,709.6	14,030.4	15,503.3
Financial Services	1,262.9	1,191.3	950.8
	$14,972.5	$15,221.7	$16,454.1
Income before income taxes:
Truck	$1,156.5	$1,352.8	$1,848.8
All Other	6.0	32.0	(2.2)
	1,162.5	1,384.8	1,846.6
Financial Services	216.9	284.1	247.4
Investment income	84.6	95.4	81.3
	$1,464.0	$1,764.3	$2,175.3
Depreciation and amortization:
Truck	$309.0	$261.4	$218.8
Financial Services	329.4	252.7	203.3
All Other	11.0	12.3	12.5
	$649.4	$526.4	$434.6
Expenditures for long-lived assets:
Truck	$671.6	$562.3	$447.5
Financial Services	859.4	671.7	494.2
All Other	19.0	33.4	12.6
	$1,550.0	$1,267.4	$954.3
Segment assets:
Truck	$3,939.3	$3,846.7	$3,480.1
Other	205.5	238.2	188.1
Cash and marketable securities	2,074.6	2,515.0	2,628.0
	6,219.4	6,599.9	6,296.2
Financial Services	10,030.4	10,710.3	9,811.2
	$16,249.8	$17,310.2	$16,107.4

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

Management assessed the Company’s internal control over financial reporting as of December 31, 2008, based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company’s internal control over financial reporting. The attestation report is included on page 51.

Mark C. Pigott
Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PACCAR Inc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2009 expressed an unqualified opinion thereon.

Seattle, Washington February 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON THE COMPANY’S INTERNAL CONTROLS

The Board of Directors and Stockholders of PACCAR Inc

We have audited PACCAR Inc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 13, 2009 expressed an unqualified opinion thereon.

Seattle, Washington
February 13, 2009

SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
	(millions except per share data)
Truck and Other Net Sales and Revenues	$13,709.6	$14,030.4	$15,503.3	$13,298.4	$10,833.7
Financial Services Revenues	1,262.9	1,191.3	950.8	759.0	562.6
Total Revenues	$14,972.5	$15,221.7	$16,454.1	$14,057.4	$11,396.3
Net Income	$1,017.9	$1,227.3	$1,496.0	$1,133.2	$906.8
Net Income Per Share:
Basic	2.79	3.31	3.99	2.93	2.31
Diluted	2.78	3.29	3.97	2.92	2.29
Cash Dividends Declared Per Share	.82	1.65	1.84	1.28	1.22
Total Assets:
Truck and Other	6,219.4	6,599.9	6,296.2	5,359.5	5,247.9
Financial Services	10,030.4	10,710.3	9,811.2	8,355.9	6,980.1
Truck and Other Long-Term Debt	19.3	23.6	20.2	20.2	27.8
Financial Services Debt	7,465.5	7,852.2	7,259.8	6,226.1	4,788.6
Stockholders’ Equity	4,846.7	5,013.1	4,456.2	3,901.1	3,762.4

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by The NASDAQ Stock Market LLC, and cash dividends declared. There were 2,208 record holders of the common stock at December 31, 2008.

	2008			2007
	CASH DIVIDENDS	STOCK PRICE		CASH DIVIDENDS	STOCK PRICE
QUARTER	DECLARED	HIGH	LOW	DECLARED	HIGH	LOW
First	$.18	$55.54	$41.14	$.13	$52.15	$42.15
Second	.18	53.81	41.36	.17	61.53	48.49
Third	.18	45.95	36.22	.17	65.75	48.02
Fourth	.18	37.99	21.96	.18	58.95	46.15
Year-End Extra	.10			1.00

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data )
2008
Truck and Other:
Net Sales and Revenues	$3,621.0	$3,782.0	$3,682.1	$2,624.5
Cost of Sales and Revenues	3,079.3	3,202.2	3,113.5	2,341.9
Research and Development	82.9	90.7	88.1	80.1
Financial Services:
Revenues	317.4	330.5	322.8	292.2
Interest and Other Expenses	203.6	217.4	215.2	195.7
Net Income	292.3	313.5	299.0	113.1
Net Income Per Share (1):
Basic	$.80	$.86	$.82	$.31
Diluted	.79	.86	.82	.31

2007
Truck and Other:
Net Sales and Revenues	$3,720.5	$3,429.4	$3,448.5	$3,432.0
Cost of Sales and Revenues	3,135.3	2,912.5	2,930.6	2,938.9
Research and Development	37.4	58.2	67.8	92.1
Financial Services:
Revenues	264.0	286.8	313.2	327.3
Interest and Other Expenses	166.2	180.5	201.4	207.2
Net Income	365.6	298.3	302.3	261.1
Net Income Per Share (1):
Basic	$.98	$.80	$.82	$.71
Diluted	.97	.79	.81	.71

(1)

The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

MARKET RISKS AND DERIVATIVE INSTRUMENTS

(currencies in millions)

Interest-Rate Risks — See Note P for a description of the Company’s hedging programs and exposure to interest-rate fluctuations. The Company measures its interest-rate risk by estimating the amount by which the fair value of interest-rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

	2008	2007
Fair Value Gains (Losses)
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(1.4)	$(9.2)
TRUCK AND OTHER:
Liabilities
Fixed-rate long-term debt	.5	.6
FINANCIAL SERVICES:
Assets
Fixed-rate loans	(50.0)	(59.7)
Liabilities
Fixed-rate term debt	14.8	.4
Interest-rate swaps related to financial services debt	51.8	82.0
Total	$15.7	$14.1

Currency Risks — The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (see Note P for additional information concerning these hedges). Based on the Company’s sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $103 related to contracts outstanding at December 31, 2008, compared to a loss of $53.3 at December 31, 2007. These amounts would be largely offset by changes in the values of the underlying hedged exposures.