Form 10-K, Exhibit 13
period 2010-12-31
PACCAR INC
filed 2011-03-01
CIK 75362

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock, to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of the industry peer group of companies identified in the graph (the Peer Group Index) for the last five fiscal years ending December 31, 2010. Standard & Poor’s has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the peer group indices provides a better comparison than other indices available. The Peer Group Index consists of Caterpillar Inc., Cummins Inc., Danaher Corporation, Deere & Company, Dover Corporation, Eaton Corporation, Harley-Davidson, Inc., Honeywell International Inc., Illinois Tool Works Inc., Ingersoll-Rand Company Ltd. and United Technologies Corporation. The comparison assumes that $100 was invested on December 31, 2005 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2005	2006	2007	2008	2009	2010
PACCAR Inc	100	147.02	190.84	102.37	132.19	212.01
S&P 500 Index	100	115.79	122.16	76.96	97.33	111.99
Peer Group Index	100	117.86	151.14	89.06	122.68	171.86

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

OVERVIEW:

PACCAR is a global technology company whose Truck segment includes the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. In North America, trucks are sold under the Kenworth and Peterbilt nameplates, in Europe, under the DAF nameplate and in Australia under the Kenworth and DAF nameplates. The Company’s Financial Services segment (PFS) derives its earnings primarily from financing or leasing PACCAR products in the U.S., Canada, Mexico, Europe and Australia. The Company’s Other business is the manufacturing and marketing of industrial winches.

Consolidated net sales and revenues were $10.29 billion in 2010, an increase from the $8.09 billion in 2009, due to higher truck deliveries and aftermarket parts sales as the Company’s primary markets began to recover from economic recession. Truck unit sales increased in 2010 to 79,000 units from 61,000 units in 2009, still well below the record levels achieved in 2006 of 167,000 due to uneven economic conditions around the world.

In 2010, PACCAR achieved net income for the 72nd consecutive year due to higher sales and margins in the Truck segment and improved Financial Services segment results. Net income in 2010 was $457.6 million ($1.25 per diluted share) an increase from $111.9 million ($.31 per diluted share) in 2009. Included in 2009 net income was $41.5 million ($.11 per diluted share) of curtailment gains related to postretirement health care plans ($66.0 million pretax included in Other income before income taxes).

PACCAR enhanced its manufacturing capability with the opening of the new engine plant in Columbus, Mississippi. This world-class facility provides a North American platform for the manufacture of the 12.9 liter MX diesel engine. The Company also introduced a new MX engine for the North America market that is fully compliant with new 2010 EPA emissions standards. Over 10,000 orders for Kenworth and Peterbilt trucks equipped with the new MX engine have been received since the introduction in June 2010. This is the first time PACCAR has installed its own engines in North America. The Company sold its truck assembly plant in Tennessee to align production capacity with market demand. Other projects included the launch of new Peterbilt, Kenworth and DAF trucks and the opening of a new parts distribution center (PDC) in Santiago, Chile. The Company now has fourteen PDCs strategically located in North America, Europe, Australia and South America.

The PACCAR Financial Services group of companies has operations covering three continents and 20 countries. The global breadth of PFS and its rigorous credit application process support a portfolio of loans and leases with total assets of $7.9 billion that earned a pretax profit of $153.5 million. PACCAR issued $683.4 million in medium-term notes during the year.

Truck Outlook

Heavy duty truck industry sales in 2011 in the U.S. and Canada are expected to be in the range of 180,000–200,000 units, up 40% to 60% from 2010, reflecting continued economic recovery, increased freight movement and an aging truck fleet. In Europe, the 2011 annual market size of above 15-tonne vehicles is expected to be in the range of 220,000–240,000 units, up 20% to 30% from 2010, also reflecting continued economic recovery. Capital spending in 2011 is expected to increase to approximately $400 to $500 million, accelerating product development programs and South American expansion. Spending on research and development (R&D) in 2011 is expected to be $250 to $300 million, focusing on manufacturing efficiency improvements, engine development and new product programs. See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

Financial Services Outlook

Earning assets in 2011 are expected to increase approximately 5-10% from increased new business financing from higher truck sales due to improving global truck markets. Economic conditions are recovering and contributing to improving freight rates and freight tonnage hauled. This is improving the profit margins of truck operators and customers’ ability to make timely payments to the Company. If economic conditions continue to improve, it should lead to lower levels of past-due accounts, truck repossessions and net charge-offs. See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

RESULTS OF OPERATIONS

	2010	2009	2008
Net sales and revenues:
Truck	$9,237.3	$6,994.0	$13,547.4
Other	87.8	82.7	162.2

Truck and Other	9,325.1	7,076.7	13,709.6
Financial Services	967.8	1,009.8	1,262.9

	$10,292.9	$8,086.5	$14,972.5

Income/(loss) before income taxes:
Truck	$501.0	$25.9	$1,156.5
Other	(15.3)	42.2	6.0

Truck and Other	485.7	68.1	1,162.5
Financial Services	153.5	84.6	216.9
Investment income	21.1	22.3	84.6
Income taxes	(202.7)	(63.1)	(446.1)

Net Income	$457.6	$111.9	$1,017.9

Diluted Earnings Per Share	$1.25	$.31	$2.78

Return on Revenues	4.4%	1.4%	6.8%

The following provides an analysis of the results of operations for the two reportable segments. Where possible, the Company has quantified the factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company’s results of operations.

2010 Compared to 2009:

Truck

PACCAR’s Truck segment accounted for 90% and 86% of revenues in 2010 and 2009, respectively.

	2010	2009	% change
Truck net sales and revenues:
U.S. and Canada	$4,419.2	$3,566.0	24
Europe	3,190.2	2,520.2	27
Mexico, Australia and other	1,627.9	907.8	79

	$9,237.3	$6,994.0	32

Truck income before income taxes	$501.0	$25.9		*

*	Percentage not meaningful

PACCAR’s worldwide truck sales and revenues increased to $9.24 billion in 2010 from $6.99 billion in 2009 due to higher market demand in all markets attributable to improving global economic conditions.

Truck segment income before income taxes increased to $501.0 million in 2010 from $25.9 million in 2009 from higher truck unit and aftermarket parts sales and margins in all markets, partially offset by increased R&D and higher selling, general and administrative (SG&A) spending. 2010 truck income before income taxes was also affected by the translation of stronger foreign currencies, primarily the Canadian and Australian dollars offset by a weaker euro and British pound. The translation effect of all currencies increased 2010 income before income taxes by $15.1 million compared to 2009.

The Company’s new truck deliveries are summarized below:

	2010	2009	% change
United States	29,100	28,300	3
Canada	6,100	4,400	39

U.S. and Canada	35,200	32,700	8
Europe	31,200	22,200	41
Mexico, Australia and other	12,400	6,100	103

Total units	78,800	61,000	29

In the U.S. and Canada, 2010 net sales and revenues increased to $4.42 billion from $3.57 billion in 2009. Industry retail sales in the heavy-duty market in U.S. and Canada increased 17% to 126,000 units in 2010 compared to 108,000 units in 2009. The Company’s market share was 24.1% in 2010 and 25.1% in 2009. The medium-duty market was 41,000 units in 2010 and 2009. The Company’s medium-duty market share was 13.5% in 2010 compared to 15.9% in 2009.

In Europe, 2010 net sales and revenues increased to $3.19 billion from $2.52 billion in 2009. The 15- tonne and above truck market in Western and Central Europe was 183,000 units compared to 168,000 units in 2009. The Company’s market share was 15.2% in 2010 compared to 14.8% in 2009. DAF market share in the 6- to 15- tonne market in 2010 was 7.7%, compared to 9.3% in 2009. The 6- to 15-tonne market in 2010 was 51,000 units, comparable to 2009.

Net sales and revenues in Mexico, Australia and other countries outside the Company’s primary markets increased to $1.63 billion in 2010 from $.91 billion in 2009 primarily due to higher sales from new truck deliveries in Mexico ($.44 billion) and Australia ($.19 billion) reflecting higher market demand.

The major factors for the change in net sales and revenues, cost of sales and revenues and gross margin between 2010 and 2009 follow:

	Net Sales	Cost of Sales	Gross Margin

2009	$6,994.0	$6,414.9	$579.1
Increase/(decrease)
Truck delivery volume	1,410.7	1,189.3	221.4
Average truck sales prices	523.1		523.1
Average per truck material, labor and other direct costs		256.5	(256.5)
Factory overhead, warehouse and other indirect costs		89.7	(89.7)
Aftermarket parts volume	266.7	176.0	90.7
Average aftermarket parts sales prices	51.3		51.3
Average aftermarket parts direct costs		12.5	(12.5)
Currency translation	(8.5)	(13.4)	4.9

Total increase	2,243.3	1,710.6	532.7

2010	$9,237.3	$8,125.5	$1,111.8

Truck delivery volume increased to 78,800 units in 2010 compared to 61,000 units in 2009 which resulted in $1.41 billion in higher sales and $1.19 billion in higher cost of sales. The higher truck delivery volume reflects improved market demand which also resulted in an increase of $523.1 million from higher average truck sales prices. In addition, there was an increase in cost of sales of $256.5 million due to a higher average cost per truck, primarily from the effect of higher content EPA 2010 emission vehicles in the U.S. and Canada. Factory overhead, warehouse and other indirect costs increased $89.7 million primarily due to higher supplies and maintenance ($38.6 million) and salaries and related costs ($16.5 million) to support higher production levels. Higher market demand also improved aftermarket parts sales volume by $266.7 million and related cost of sales by $176.0 million. Average aftermarket parts sales prices increased by $51.3 million reflecting improved price realization. The currency translation effect on sales and cost of sales was not significant as a weaker euro and British pound was offset by stronger Canadian and Australian dollars.

Net sales and revenues and gross margins for truck units and aftermarket parts are summarized below. The aftermarket parts gross margin includes direct revenues and costs, but excludes certain truck costs.

	2010	2009	% change
Truck net sales and revenues:
Trucks	$7,042.9	$5,103.3	38
Aftermarket parts	2,194.4	1,890.7	16

	$9,237.3	$6,994.0	32
Gross margin:
Trucks	$366.1	$(46.6)	*
Aftermarket parts	745.7	625.7	19

	$1,111.8	$579.1	92
Gross margin %:
Trucks	5.2%	(.9)%
Aftermarket parts	34.0%	33.1%

	12.0%	8.3%

*	Percentage not meaningful

Total truck segment gross margins for 2010 increased to 12.0% from 8.3% in 2009, primarily the result of higher truck gross margins. Gross margins on trucks increased to 5.2% in 2010, reflecting higher average truck selling prices from increased market demand and increased absorption of fixed costs resulting from the increase in truck production. 2010 aftermarket parts gross margins of 34.0% increased from the 33.1% in the prior year primarily due to improved price realization.

Truck R&D expenditures increased to $238.2 million in 2010 from $198.5 million in 2009. The higher spending reflects increased new product development activities, primarily new truck products for North America and Europe.

Truck SG&A was $368.3 million in 2010 compared to $341.3 million in 2009. The higher spending is primarily due to higher salaries and related expenses ($22.8 million) and sales and marketing activities ($3.4 million), partially offset by lower severance costs ($5.0 million). As a percentage of sales, SG&A decreased to 4.0% in 2010 from 4.9% in 2009 due to higher sales volumes.

Financial Services

	2010	2009	% change
New loan and lease volume:
U.S. and Canada	$1,409.4	$1,175.0	20
Europe	593.7	433.5	37
Mexico and Australia	473.0	306.1	55

	$2,476.1	$1,914.6	29
New loan and lease volume by product:
Loans and finance leases	$1,975.1	$1,395.1	42
Equipment on operating lease	501.0	519.5	(4)

	$2,476.1	$1,914.6	29
New loan and lease unit volume:
Loans and finance leases	24,046	18,295	31
Equipment on operating lease	5,632	5,928	(5)

	29,678	24,223	23
Average earning assets:
U.S. and Canada	$4,320.6	$4,795.5	(10)
Europe	1,944.5	2,535.9	(23)
Mexico and Australia	1,303.2	1,321.9	(1)

	$7,568.3	$8,653.3	(13)
Average earning assets by product:
Loans and finance leases	$5,119.9	$5,904.1	(13)
Dealer wholesale financing	899.1	1,221.2	(26)
Equipment on operating lease	1,549.3	1,528.0	1

	$7,568.3	$8,653.3	(13)
Revenues:
U.S. and Canada	$491.6	$501.8	(2)
Europe	286.6	318.5	(10)
Mexico and Australia	189.6	189.5

	$967.8	$1,009.8	(4)
Revenue by product:
Loans and finance leases	$383.8	$449.3	(15)
Dealer wholesale financing	37.8	52.5	(28)
Equipment on operating lease and other	546.2	508.0	8

	$967.8	$1,009.8	(4)

Income before income taxes	$153.5	$84.6	81

In 2010, new loan and lease volume increased to $2.48 billion from $1.91 billion in 2009 primarily due to higher retail truck sales ($313.4 million) as well as higher average amounts financed per unit ($130.3 million). PFS increased its finance market share on new PACCAR trucks to 28% in 2010 from 26% in the prior year.

Financial Services revenues decreased to $.97 billion in 2010 from $1.01 billion in 2009. The decreased revenues in 2010 primarily resulted from lower average earning asset balances in all markets. Financial Services income before income taxes increased to $153.5 million in 2010 compared to $84.6 million in 2009. The increase of $68.9 million was primarily due to higher lease margin of $42.7 million and a lower provision for losses on receivables of $29.8 million.

The change in finance and lease margin is outlined in the tables below:

	Interest and fees	Interest and other borrowing expenses	Finance margin

2009	$501.8	$291.8	$210.0
Increase/(decrease)
Average finance receivables	(86.2)		(86.2)
Yields	(3.0)		(3.0)
Average debt balances		(58.9)	58.9
Borrowing rates		(23.9)	23.9
Currency translation	9.0	4.0	5.0

Total decrease	(80.2)	(78.8)	(1.4)

2010	$421.6	$213.0	$208.6

Lower average finance receivables in 2010 ($1.11 billion) resulted in $86.2 million of lower interest and fee income. The lower finance receivables results from retail portfolio repayments exceeding new business volume as well as a decrease in average wholesale financing ($322.1 million) due to lower dealer inventory balances. Average debt balances declined in 2010 by $1.35 billion resulting in $58.9 million of lower interest and other borrowing expenses. The lower average debt balances reflect a lower level of funding needed for a smaller financial services portfolio. Borrowing rates declined in 2010 due to lower market interest rates. Currency translation, primarily the stronger Australian and Canadian dollars, increased interest and fees by $9.0 million and interest and other borrowing expense by $4.0 million, respectively. Overall, 2010 finance margin decreased $1.4 million to $208.6 million primarily due to lower average finance receivables, partially offset by lower average debt and lower interest rates on borrowings.

	Operating lease, rental and other income	Depreciation and other	Lease margin

2009	$508.0	$456.1	$51.9
Increase/(decrease)
Operating lease impairments		(23.9)	23.9
Losses on returned lease assets		(16.3)	16.3
Used trucks taken on trade package	12.7	12.6	.1
Average operating lease assets	3.4	2.9	.5
Revenue and cost per asset	29.7	27.4	2.3
Currency translation	(5.6)	(4.6)	(1.0)
Insurance and other	(2.0)	(2.6)	.6

Total increase	38.2	(4.5)	42.7

2010	$546.2	$451.6	$94.6

Operating lease impairments decreased $23.9 million in 2010 due to improving used truck prices ($17.5 million) and fewer losses on repossessed operating lease equipment ($6.4 million). Losses on sales of trucks returned from leases decreased $16.3 million in 2010 also reflecting higher used truck prices as a result of the increased demand for used trucks in an improving global economy. The $12.7 million increase in trucks taken on trade and associated cost of $12.6 million are due to an increase in the volume of trucks sold. Higher average operating lease assets in 2010 ($21.3 million) increased income by $3.4 million and related depreciation on operating leases by $2.9 million. Higher truck market demand resulted in an increase in revenues per asset in 2010 of $29.7 million. The increase in revenue consisted of higher asset utilization (the proportion of available operating lease units that are being leased) of $13.5 million, higher lease rates of $10.7 million and higher fuel and service revenue of $5.5 million. The 2010 increase in costs per asset of $27.4 million is due to higher vehicle operating expenses, including higher fuel costs and variable costs from higher asset utilization levels. Overall, 2010 lease margin increased $42.7 million to $94.6 million from $51.9 million in 2009 primarily due to lower operating lease impairments and lower losses on the sale of returned lease assets.

The following tables summarize the provision for losses on receivables and net charge-offs.

	2010		2009
	Net Charge-offs	Provision for losses on receivables	Net Charge-offs	Provision for losses on receivables
U.S. and Canada	$35.7	$21.0	$63.1	$49.0
Europe	27.2	20.9	30.8	28.8
Mexico and Australia	20.4	19.1	14.3	13.0

	$83.3	$61.0	$108.2	$90.8

The provision for losses on receivables for 2010 of $61.0 million declined $29.8 million compared to 2009, primarily from improvements in portfolio quality as well as a decline in the receivable balances. Charge-offs declined in the U.S. and Canada and Europe due to improvements in economic conditions. Charge-offs increased in Mexico and Australia due to weakness in the transport industry in Mexico during much of the year. Past-due percentages are noted below.

At December 31,	2010	2009
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	2.1%	1.8%
Europe	2.5%	4.4%
Mexico and Australia	5.8%	9.5%
Total	3.0%	3.8%

Worldwide PFS accounts 30+ days past-due at December 31, 2010 of 3.0% improved from 3.8% at December 31, 2009, reflecting improvements in Europe, Mexico and Australia, partially offset by a slight increase in the U.S. and Canada. Included in the U.S. and Canada past-due percentage of 2.1% is 1.1% from one large customer. Excluding that customer, worldwide PFS accounts 30+ days past-due at December 31, 2010 would have been 2.3%. At December 31, 2010, the Company had $34.9 million of specific loss reserves for this large customer and other accounts considered to have a high risk of loss. The Company continues to focus on reducing past-due balances. Improving economic conditions will likely result in slightly lower past-due balances in 2011. When the Company modifies a 30+ days past-due account, the customer is considered current under the revised contractual terms. The effect on total 30+ days past-dues from such modifications was not significant at December 31, 2010 and 2009.

The Company’s 2010 pretax return on revenue for financial services increased to 15.9 % from 8.4% in 2009 primarily due to higher lease margin from lower operating lease impairments and a decline in losses on the sale of lease returns, and a lower provision for losses from improving portfolio quality.

Other

Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Sales represent approximately 1% of consolidated net sales and revenues for 2010 and 2009. Other SG&A was $24.5 million in 2010 and $7.1 million in 2009. The increase is primarily due to higher salaries and related expenses ($5.7 million), higher charitable contributions ($5.2 million), increased professional fees ($2.7 million) and higher travel and related costs of ($1.2 million). Other income (loss) before tax was a loss of $15.3 million in 2010 compared to income of $42.2 million in 2009, primarily due to a one-time $66.0 million gain from the curtailment of postretirement benefits, partially offset by higher expense from economic hedges of $21.2 million in 2009 and higher SG&A in 2010.

The 2010 effective income tax rate was 30.7% compared to 36.1% in 2009. In 2009, a retroactive tax law change in Mexico increased income tax expense by $11.4 million and the effective tax rate by 6.6 percentage points. Excluding the Mexican tax law change, the effective tax rate in 2009 was 29.5%. The higher rate in 2010 reflects a lower proportion of tax benefits for research and development and other permanent differences.

Consolidated pretax return on revenues was 6.4% in 2010 compared to 2.2% in 2009. The increase was primarily due to higher returns in foreign operations. Foreign income before income taxes was $474.0 million in 2010 compared to $95.9 million in 2009. The ratio of foreign income before tax to revenues was 7.8% in 2010 compared to 2.1% in 2009. The improvement was primarily due to a higher return on revenues in foreign truck operations.

2009 Compared to 2008:

In 2009, consolidated net sales and revenues were $8.09 billion compared to $14.97 billion in 2008. The lower net sales and revenues reflected the severe economic recession that dampened demand for the Company’s products throughout the world.

In 2009, net income of $111.9 million ($.31 per diluted share) declined from $1.02 billion ($2.78 per diluted share) in 2008. 2009 net income included $41.5 million ($.11 per diluted share) of curtailment gains related to postretirement healthcare plans ($66.0 million pretax) and $11.4 million ($.03 per diluted share) of income tax expense from the retroactive effects of a new income tax law in Mexico.

Truck

PACCAR’s Truck segment accounted for 86% and 90% of revenues in 2009 and 2008, respectively.

	2009	2008	% change
Truck net sales and revenues:
U.S. and Canada	$3,566.0	$4,823.7	(26)
Europe	2,520.2	6,624.8	(62)
Mexico, Australia and other	907.8	2,098.9	(57)

	$6,994.0	$13,547.4	(48)

Truck income before income taxes	$25.9	$1,156.5	(98)

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

Truck segment income before income taxes decreased to $25.9 million in 2009 from $1.16 billion in 2008 from lower truck unit and aftermarket parts sales and margins in all markets, partially offset by lower R&D spending as well as lower SG&A spending.

The Company’s new truck deliveries are summarized below:

	2009	2008	% change
United States	28,300	38,200	(26)
Canada	4,400	6,700	(34)

U.S. and Canada	32,700	44,900	(27)
Europe	22,200	63,700	(65)
Mexico, Australia and other	6,100	17,300	(65)

Total units	61,000	125,900	(52)

In the U.S. and Canada, 2009 net sales and revenues decreased to $3.57 billion compared to $4.82 billion in 2008. Industry retail sales in the heavy-duty market in U.S. and Canada declined 29% to 108,000 units in 2009 compared to 153,000 units in 2008 and were at their lowest levels since 1991. The Company’s market share was 25.1% in 2009 and 26.0% in 2008. The medium-duty market was 41,000 units in 2009 compared to 63,000 units in 2008. The Company achieved record medium-duty market share of 15.9% in 2009 compared to 14.1% in 2008.

In Europe, 2009 net sales and revenues decreased to $2.52 billion compared to $6.62 billion in 2008. The 15-tonne and above truck market in Western and Central Europe was 168,000 units compared to 330,000 units in 2008. The Company’s market share was a record 14.8% in 2009 compared to 14.2% in 2008. DAF market share in the 6- to 15-tonne market in 2009 was 9.3%, the same as in 2008. The 6- to 15-tonne market was 51,000 units in 2009, compared to 79,000 units in 2008.

Net sales and revenues in Mexico, Australia and other countries outside the Company’s primary markets declined to $.91 billion in 2009 from $2.10 billion in 2008 due to lower new truck deliveries reflecting lower overall market demand.

The major factors for the change in net sales and revenues, cost of sales and revenues and gross margin between 2009 and 2008 follow:

	Net Sales	Cost of Sales	Gross Margin

2008	$13,547.4	$11,610.5	$1,936.9
Increase/(decrease)
Truck delivery volume	(5,666.7)	(4,518.3)	(1,148.4)
Average truck sales prices	(321.5)		(321.5)
Average per truck material, labor and other direct costs		(8.6)	8.6
Factory overhead, warehouse and other indirect costs		(283.9)	283.9
Aftermarket part sales and direct costs	(304.3)	(187.2)	(117.1)
Currency translation	(260.9)	(197.6)	(63.3)

Total decrease	(6,553.4)	(5,195.6)	(1,357.8)

2009	$6,994.0	$6,414.9	$579.1

Lower market demand in all the Company’s primary markets related to the global economic recession resulted in lower truck deliveries including decreases of 65% in Europe, 27% in the combined U.S. and Canadian markets and 65% in the Company’s other markets. The lower market demand also resulted in lower average truck selling prices and lower aftermarket part sales. Factory overhead, warehouse and other indirect costs decreased due to lower staffing ($157.7 million), supplies and maintenance ($90.7 million), utilities ($28.8 million) and other indirect costs needed to support lower production volumes. Currency translation reduced sales and cost of sales primarily due to a weaker euro relative to the U.S. dollar.

Net sales and revenues and gross margins for truck units and aftermarket parts are summarized below. The aftermarket parts gross margin includes direct revenues and costs, but excludes certain truck segment costs.

	2009	2008	% change
Truck net sales and revenues:
Trucks	$5,103.3	$11,281.3	(55)
Aftermarket parts	1,890.7	2,266.1	(17)

	$6,994.0	$13,547.4	(48)
Gross margin:
Trucks	$(46.6)	$1,141.7	(104)
Aftermarket parts	625.7	795.2	(21)

	$579.1	$1,936.9	(70)
Gross margin %:
Trucks	(.9)%	10.1%
Aftermarket parts	33.1%	35.1%

	8.3%	14.3%

Total Truck segment gross margins for 2009 decreased to 8.3% from 14.3% in 2008. The lower gross margins were primarily the result of lower truck gross margins. Gross margins on trucks declined to negative .9% in 2009, reflecting lower industry demand and reduced absorption of fixed costs resulting from the decline in truck production. 2009 aftermarket parts gross margins declined from the prior year primarily due to a sales mix shift to lower margin maintenance parts due to efforts by customers to limit costs during recessionary economic conditions.

Truck R&D expenditures declined to $198.5 million in 2009 from $341.3 million in 2008, primarily due to lower spending on engine development and reduced spending for new vehicle development.

Truck SG&A expense in 2009 declined to $341.3 million compared to $442.7 million in 2008. The lower spending was a result of focused efforts to reduce costs in response to the global economic recession and consisted primarily of reduced staffing of $36.6 million, sales and marketing of $28.8 million and travel costs of $7.1 million. Foreign currency translation effects reduced SG&A by $10.7 million. Severance costs included in SG&A were $5.7 million in 2009 compared to $2.6 million in 2008. As a percentage of sales, SG&A increased to 4.9% in 2009 from 3.3% in 2008 due to lower sales volumes.

Financial Services

	2009	2008	% change
New loan and lease volume:
U.S. and Canada	$1,175.0	$1,674.0	(30)
Europe	433.5	947.6	(54)
Mexico and Australia	306.1	728.6	(58)

	$1,914.6	$3,350.2	(43)
New loan and lease volume by product:
Loans and finance leases	$1,395.1	$2,607.7	(47)
Equipment on operating lease	519.5	742.5	(30)

	$1,914.6	$3,350.2	(43)
New loan and lease unit volume:
Loans and finance leases	18,295	31,547	(42)
Equipment on operating lease	5,928	8,543	(31)

	24,223	40,090	(40)
Average earning assets:
U.S. and Canada	$4,795.5	$5,692.4	(16)
Europe	2,535.9	3,065.6	(17)
Mexico and Australia	1,321.9	1,621.0	(18)

	$8,653.3	$10,379.0	(17)
Average earning assets by product:
Loans and finance leases	$5,904.1	$7,139.1	(17)
Dealer wholesale financing	1,221.2	1,693.0	(28)
Equipment on operating lease	1,528.0	1,546.9	(1)

	$8,653.3	$10,379.0	(17)
Revenues:
U.S. and Canada	$501.8	$602.9	(17)
Europe	318.5	429.3	(26)
Mexico and Australia	189.5	230.7	(18)

	$1,009.8	$1,262.9	(20)
Revenue by product:
Loans and finance leases	$449.3	$567.3	(21)
Dealer wholesale financing	52.5	116.1	(55)
Equipment on operating lease and other	508.0	579.5	(12)

	$1,009.8	$1,262.9	(20)

Income before income taxes	$84.6	$216.9	(61)

In 2009, new loan and lease volume was $1.91 billion compared to $3.35 billion in 2008 primarily due to lower retail truck sales ($1.24 billion) from worldwide recessionary conditions. PFS finance market share was 26% in 2009 compared to 28% in 2008.

Financial Services revenues decreased to $1.01 billion in 2009 from $1.26 billion in 2008. The decreased revenues in 2009 resulted from lower earning asset balances in all markets and lower yields in North America and Europe. Financial Services income before income taxes was $84.6 million in 2009 compared to $216.9 million in 2008. The decrease of $132.3 million was primarily due to lower finance margin of $79.3 million and lease margin of $86.1 million, partially offset by a decline in SG&A expense of $24.7 million from cost reduction efforts from the global economic recession consisting primarily of lower staffing and travel costs.

The change in finance and lease margin is outlined in more detail in the tables below:

	Interest and fees	Interest and other borrowing expenses	Finance margin

2008	$683.4	$394.1	$289.3
Increase/(decrease)
Average finance receivables	(113.4)		(113.4)
Yields	(53.4)		(53.4)
Average debt balances		(67.6)	67.6
Borrowing rates		(26.8)	26.8
Currency translation	(14.8)	(7.9)	(6.9)

Total decrease	(181.6)	(102.3)	(79.3)

2009	$501.8	$291.8	$210.0

The lower average finance receivables reflect portfolio runoff from decreased retail loan and finance lease new business volume resulting from fewer retail sales of trucks, as well as lower dealer wholesale financing from dealer inventory reductions in Europe. Average debt balances declined reflecting a lower level of funding needed to fund the smaller financial services portfolio. Yields and borrowing rates declined due to lower market interest rates. Currency translation effects resulted primarily from a lower euro vs. the U.S. dollar. Overall, 2009 finance margin decreased to $210 million primarily due to lower average finance receivables and lower market interest rates.

	Operating lease, rental and other income	Depreciation and other	Lease margin

2008	$579.5	$441.5	$138.0
Increase/(decrease)
Operating lease impairments		29.5	(29.5)
(Gains) losses on returned lease assets	(9.1)	20.1	(29.2)
Used trucks taken on trade package	12.7	16.3	(3.6)
Average operating lease assets	(3.7)	(3.1)	(.6)
Revenue and cost per asset	(36.0)	(17.4)	(18.6)
Currency translation	(14.5)	(12.6)	(1.9)
Insurance and other	(20.9)	(18.2)	(2.7)

Total (decrease)/increase	(71.5)	14.6	(86.1)

2009	$508.0	$456.1	$51.9

Operating lease impairments increased $29.5 million in 2009 due to declining used truck prices ($19.6 million) and higher losses on repossessed operating lease equipment ($9.9 million). There were lower gains on sales of trucks returned from leases ($9.1 million) and higher losses on sales of trucks returned from leases of $20.1 million due to lower used truck prices as a result of the global economic recession. In 2009, the Financial Services segment began taking used trucks on trade packages resulting in higher revenues of $12.7 million from the sale of these trucks. The loss of $3.6 million is due to declining used truck prices and higher than anticipated costs to sell. Revenue and depreciation from operating leases decreased from lower average assets in the operating lease portfolio. Lower market demand resulted in a decrease in revenues and cost per asset of $36.0 million and $17.4 million, respectively. The decrease in revenue consisted of lower asset utilization (the proportion of available operating lease units that are being leased) of $10.2 million, lower lease rates of $13.2 million and lower fuel and service revenue of $12.6 million. The decrease in costs per asset are due to lower vehicle operating expenses (including lower fuel costs of $8.3 million) reflecting lower asset utilization levels. Currency translation effects resulted primarily from a lower euro vs. the U.S. dollar. Insurance and other revenues and costs decreased primarily due to a reduction in the insurance portfolio. Overall, lease margin declined $86.1 million to $51.9 million from $138.0 million in 2008.

The following table summarizes the provision for losses on receivables and net charge-offs.

	2009		2008
	Net Charge-offs	Provision for losses on receivables	Net Charge-offs	Provision for losses on receivables
U.S. and Canada	$63.1	$49.0	$85.4	$79.6
Europe	30.8	28.8	8.4	11.6
Mexico and Australia	14.3	13.0	7.3	8.0

	$108.2	$90.8	$101.1	$99.2

The provision for losses on receivables in 2009 of $90.8 million decreased from $99.2 million in 2008 as higher net charge-offs were mostly offset by a decline in the receivable balances. Higher net portfolio charge-offs in Europe, Mexico and Australia were somewhat offset by lower net charge-offs in the U.S. and Canada.

At December 31,	2009	2008
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	1.8%	2.6%
Europe	4.4%	2.8%
Mexico and Australia	9.5%	6.2%
Total	3.8%	3.3%

Worldwide PFS accounts 30+ days past-due at December 31, 2009, were 3.8% of portfolio balances compared to 3.3% at December 31, 2008, due to a decline in freight tonnage, freight rates and customer cash flows in Europe and Mexico. When the Company modifies a 30+ days past-due account, the customer is considered current under the revised contractual terms. The effect on total 30+ days past-dues from such modifications was not significant at December 31, 2009 and 2008.

The Company’s 2009 percentage pretax return on revenue for financial services decreased to 8.4% from 17.2% in 2008 primarily due to higher impairment charges and losses on the sale of operating lease assets and a higher provision for losses on receivables.

Other

Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Other SG&A was $7.1 million in 2009 and $27.5 million in 2008. The decrease is primarily due to lower salaries and related expenses of $21.3 million due to cost cutting efforts from the difficult economic recession. Sales of the Winch business represent approximately 1% of consolidated net sales and revenues for 2009 and 2008. Other income before tax was $42.2 million in 2009 and $6.0 million in 2008. The increase was primarily due to a $66.0 million gain from the curtailment of postretirement benefits partially offset by $23.0 million higher expense from changes in fair value of economic hedges.

Investment income declined to $22.3 million in 2009 compared to $84.6 million in 2008 primarily due to lower market interest rates.

The 2009 effective income tax rate was 36.1% compared to 30.5% in 2008. The higher rate in 2009 was primarily due to the tax law change in Mexico. Excluding the Mexico tax law change, the effective tax rate was 29.5%.

Consolidated pretax return on revenues was 2.2% in 2009 compared to 9.8% in 2008. The decrease was primarily due to lower returns in foreign operations. Foreign income before income taxes was $95.9 million in 2009 compared to $1,368.0 million in 2008. The ratio of foreign income before tax to revenues was 2.1% in 2009 compared to 13.4% in 2008. The decrease was primarily due to a lower return on revenues in foreign truck operations.

LIQUIDITY AND CAPITAL RESOURCES:

At December 31	2010	2009	2008
Cash and cash equivalents	$2,040.8	$1,912.0	$1,955.2
Marketable debt securities	450.5	219.5	175.4

	$2,491.3	$2,131.5	$2,130.6

The Company’s total cash and marketable debt securities increased $359.8 million for the year ended December 31, 2010 from increases in both cash and cash equivalents of $128.8 million and marketable securities of $231.0 million.

The change in cash and cash equivalents is summarized below.

For Years Ended December 31,	2010	2009	2008
Operating Activities:
Net Income	$457.6	$111.9	$1,017.9
Net income items not affecting cash	742.1	874.3	882.2
Changes in operating assets and liabilities	351.7	387.1	(595.2)

Net cash provided by operating activities	1,551.4	1,373.3	1,304.9
Net cash (used in) provided by investing activities	(467.1)	310.6	(251.9)
Net cash used in financing activities	(960.4)	(1,816.2)	(868.1)
Effect of exchange rate changes on cash	4.9	89.1	(87.8)

Net increase (decrease) in cash and cash equivalents	128.8	(43.2)	97.1
Cash and cash equivalents at beginning of the year	1,912.0	1,955.2	1,858.1

Cash and cash equivalents at end of the year	$2,040.8	$1,912.0	$1,955.2

2010 Compared to 2009:

Operating activities: Cash provided by operations increased $178.1 million to $1,551.4 million in 2010 compared to $1,373.3 million in 2009. The higher operating cash flow was primarily due to higher net income of $345.7 million and, $493.1 million from higher purchases of goods and services in accounts payable and accrued expenses greater than payments compared to 2009. Also, due to the improved funded status of its pension plans pension contributions in 2010 were $112.7 million lower than in 2009. In addition, $113.3 million of additional operating cash flow was provided from higher income tax liabilities compared to payments in 2010 as opposed to a decrease in income tax liabilities compared to payments in 2009. This was partially offset by a lower amount of cash provided from Truck segment trade receivables ($205.5 million) and Financial Services segment wholesale receivables ($642.9 million) in 2010 reflecting higher truck production compared to 2009.

Investing activities: Cash used in investing activities of $467.1 million in 2010 decreased $777.7 million from the $310.6 million provided in 2009. In 2010, there were higher new loan and lease originations of $507.0 million in the Financial Services segment compared to the prior year due to increased new truck demand. In addition, proceeds from asset disposals were $128.0 million lower in 2010, reflecting fewer used truck unit sales, and net purchases of marketable securities were $190.9 million higher in 2010 compared to the prior year.

Financing activities: The cash outflow from financing activities in 2010 of $960.4 million was $855.8 million lower than in 2009. This was primarily due to lower repayments of long-term debt of $1,295.3 million and net repayments of commercial paper and bank loans of $241.7 million, partially offset by lower proceeds from term debt of $666.0 million. The lower overall cash outflow in financing reflects a smaller funding reduction in the financial services asset portfolio.

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

Investing activities: Cash provided by investing activities increased by $562.5 million to $310.6 million in 2009 compared to 2008. Cash was provided by a larger decrease in the retail loan and lease portfolio of $491.6 million as collections on outstanding balances exceeded net new loan and lease volume reflecting lower new truck sales. Investments in capital equipment decreased $579.0 million, primarily due to reduced expenditures related to the current economic environment offset by $614.9 million of lower cash provided by net purchases and sales of marketable securities compared to 2008.

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

Credit Lines and Other:

The Company has line of credit arrangements of $3.65 billion, of which $3.40 billion was unused at the end of December 2010. Included in these arrangements are $3.0 billion of syndicated bank facilities. Of the $3.0 billion bank facilities, $1.0 billion matures in June 2011, $1.0 billion matures in June 2012 and $1.0 billion matures in June 2013. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2010.

PACCAR Inc periodically files shelf registrations under the Securities Act of 1933. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2010 is $870.0 million. The current registration expires in the fourth quarter of 2011 and does not limit the principal amount of debt securities that may be issued during the period.

In October 2007, PACCAR’s Board of Directors approved the repurchase of $300 million of the Company’s common stock. Through December 31, 2010, $292 million of shares have been repurchased. In July 2008, PACCAR’s Board of Directors approved the repurchase of an additional $300 million of the Company’s common stock. No shares have been repurchased pursuant to the July 2008 authorization.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future. Long-term debt totaled $173.5 million as of December 31, 2010, of which $23.5 million is due in September 2011.

Expenditures for property, plant and equipment in 2010 totaled $168.4 million compared to $127.7 million in 2009 as the Company increased its spending for new products. Over the last ten years, the Company's combined investments in worldwide capital projects and research and development totaled $3.93 billion which have significantly increased capacity, efficiency and quality of the Company’s premium products.

Capital spending in 2011 is expected to increase to approximately $400 to $500 million. The increased capital spending will accelerate comprehensive product development programs, including South American expansion. Spending on research and development in 2011 is expected to be $250 to $300 million. PACCAR will continue to focus on new product programs, engine development and manufacturing efficiency improvements.

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

The Company issues commercial paper for a portion of its funding in its Financial Services segment. Some of this commercial paper is converted to fixed interest rate debt through the use of interest rate swaps, which are used to manage interest rate risk. In the event of future disruption in the financial markets, the Company may not be able to issue replacement commercial paper. As a result, the Company is exposed to liquidity risk from the shorter maturity of short-term borrowings paid to lenders compared to the longer timing of receivable collections from customers. The Company believes its cash balances and investments, syndicated bank lines and current investment-grade credit ratings of A+/A1 will continue to provide it with sufficient resources and access to capital markets at competitive interest rates and therefore contribute to the Company maintaining its liquidity and financial stability. A decrease in these credit ratings could negatively impact the Company’s ability to access capital markets at competitive interest rates and the Company’s ability to maintain liquidity and financial stability.

In November 2009, the Company’s U.S. finance subsidiary, PACCAR Financial Corp. (PFC), filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2010 was $1,123.5 million. The registration expires in 2012 and does not limit the principal amount of debt securities that may be issued during the period.

As of December 31, 2010, the Company’s European finance subsidiary, PACCAR Financial Europe, had €900 million available for issuance under a €1.5 billion medium-term note program registered with the London Stock Exchange. The program was renewed in the fourth quarter of 2010 and is renewable annually through the filing of a new prospectus.

In June 2008, PACCAR Mexico registered a 7.0 billion peso medium-term note program with the Comision Nacional Bancaria y de Valores. The registration expires in 2012 and at December 31, 2010, 6.1 billion pesos remained available for issuance.

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2010:

	Maturity
	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Borrowings*	$3,391.9	$1,240.6	$633.8		$5,266.3
Interest on term debt**	97.8	96.2	8.2		202.2
Operating leases	18.1	18.4	6.8	$.8	44.1
Purchase obligations	159.1	115.5			274.6
Other obligations	9.1	4.4	2.4	17.2	33.1

	$3,676.0	$1,475.1	$651.2	$18.0	$5,820.3

*	Borrowings also include commercial paper and other short-term debt.
**	Includes interest on fixed- and floating-rate term debt. Interest on floating-rate debt is based on the applicable market rates at December 31, 2010.

The Company had $5.82 billion of cash commitments. Of the total cash commitments for borrowings and interest on term debt, $5.26 billion were related to the Financial Services segment. As described in Note I of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory and capital equipment. Other obligations include deferred cash compensation.

The Company’s other commitments include the following at December 31, 2010:

	Commitment Expiration
	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Letters of credit	$19.7	$.1			$19.8
Loan and lease commitments	157.9				157.9
Equipment acquisition commitments	53.4				53.4
Residual value guarantees	80.3	135.2	$85.1	$12.6	313.2

	$311.3	$135.3	$85.1	$12.6	$544.3

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

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided an accrual for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in 2010, 2009 and 2008 were $1.3 million, $1.3 million and $3.8 million, respectively. Management expects that these matters will not have a significant effect on the Company's consolidated cash flow, liquidity or financial condition.

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

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and E of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to seven years. The resulting residual values on operating leases generally range between 30% and 50% of original equipment cost. If the sales price of the trucks at the end of the term of the agreement differs from the Company’s estimate, a gain or loss will result.

Future market conditions, changes in government regulations and other factors outside the Company’s control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

During 2008, market values on vehicles returning upon operating lease maturity were generally higher than the residual values on these vehicles resulting in a decrease of depreciation expense of $3.2 million. During 2009 and 2010 lower market values on trucks returning upon lease maturity, as well as impairments on existing operating leases resulted in additional depreciation expense of $59.2 million and $13.1 million, respectively.

At December 31, 2010, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.15 billion. A 10% decrease in used truck values worldwide, expected to persist over the remaining maturities of the Company’s operating leases, would reduce residual values estimates and result in the Company recording approximately $30 million of additional depreciation per year.

Allowance for Credit Losses

The accounting for allowance for credit losses related to the Company’s loans and finance leases is discussed in Note A of the consolidated financial statements. The Company collectively and individually evaluates its finance receivables and the allowance for credit losses consists of both a general and specific reserve. The Company individually evaluates certain finance receivables for impairment. Finance receivables which are evaluated individually consist of customers on non-accrual status, all wholesale accounts and certain large retail accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss and loans which have been modified as troubled debt restructurings. A receivable is considered impaired if it is probable the Company will be unable to collect all contractual interest and principal payments as scheduled. Impaired receivables are individually evaluated to determine the amount of impairment and these receivables are considered collateral dependent. Accordingly, the evaluation of individual reserves is based on the fair value less costs to sell the associated collateral. When the underlying collateral fair value exceeds the Company’s loss exposure, no individual reserve is recorded. The Company uses a pricing model to value the underlying collateral on a quarterly basis. The fair value of the collateral is determined based on management’s evaluation of numerous factors such as the make, model and year of the equipment, overall condition of the equipment, primary method of distribution for the equipment, recent sales prices of comparable equipment and economic trends affecting used equipment values.

For finance receivables that are evaluated collectively, the Company determines the allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past-due account data and current market conditions. Information used includes assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. The projected amount is then compared to the allowance for credit loss balance and an appropriate adjustment is made.

The adequacy of the allowance is evaluated quarterly based on the most recent information. As accounts become past-due, the likelihood increases they will not be fully collected. The Company’s experience indicates the probability of not fully collecting past-due accounts range between 20% and 80%. Over the past three years, the Company’s year-end 30+ days past-due accounts have ranged between 3.0% and 3.8% of average loan and lease receivables. Historically, a 100 basis point increase in the 30+ days past-due percentage has resulted in an increase in future credit losses of 10 to 35 basis points of average receivables. Past-dues were 3.0% at December 31, 2010. If past-dues were 100 basis points higher or 4.0% as of December 31, 2010, the Company’s estimate of future credit losses would likely have increased by approximately $5 to $20 million depending on the extent of the past-dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

Product Warranty

The accounting for product warranty is discussed in Note H of the consolidated financial statements. The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Management takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past three years, warranty expense as a percentage of net sales and revenues has ranged between 1.1% and 1.2%. For 2010, warranty expense was 1.1% of net sales and revenues. If warranty expense were .2% higher as a percentage of truck net sales and revenues in 2010, warranty expense would have increased by approximately $22 million.

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

Because differences between actual results and the assumptions for returns on plan assets, retirement rates and mortality rates are accumulated and amortized into expense over future periods, management does not believe these differences or a typical percentage change in these assumptions worldwide would have a material effect on its financial results in the next year. The most significant assumption which could negatively affect pension expense is a decrease in the discount rate. If the discount rate was to decrease .5%, 2010 net pension expense would increase to $44.8 million from $32.3 million, and the projected benefit obligation would increase $109.1 million to $1,594.7 million from $1,485.6 million.

Income Taxes

The accounting for income taxes is discussed in Note M of the consolidated financial statements. The Company calculates income tax expense on pretax income based on current tax law. Deferred tax assets and liabilities are recorded for future tax consequences on temporary differences between recorded amounts in the financial statements and their respective tax basis. The determination of income tax expense requires management estimates and involves judgment regarding indefinitely reinvested foreign earnings, jurisdictional mix of earnings and future outcomes regarding tax law issues included in tax returns. The Company updates its assumptions based on all of these factors each quarter as well as new information on tax laws and differences between estimated tax returns and actual returns when filed. If the Company’s assessment of these matters changes, the effect is accounted for in earnings in the period the change is made.

FORWARD-LOOKING STATEMENTS: Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; changes in the levels of the Financial Services segment new business volume due to unit fluctuations in new PACCAR truck sales; changes affecting the profitability of truck owners and operators; price changes impacting equipment costs and residual values; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations. A more detailed description of these and other risks is included under the heading Part 1, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2010	2009	2008
	(millions except per share data)
TRUCK AND OTHER:
Net sales and revenues	$9,325.1	$7,076.7	$13,709.6

Cost of sales and revenues	8,198.8	6,483.4	11,736.9
Research and development	238.5	199.2	341.8
Selling, general and administrative	392.8	348.4	470.2
Curtailment gain		(66.0)
Interest and other expense (income), net	9.3	43.6	(1.8)

	8,839.4	7,008.6	12,547.1

Truck and Other Income Before Income Taxes	485.7	68.1	1,162.5

FINANCIAL SERVICES:
Interest and fees	421.6	501.8	683.4
Operating lease, rental and other income	546.2	508.0	579.5

Revenues	967.8	1,009.8	1,262.9

Interest and other borrowing expenses	213.0	291.8	394.1
Depreciation and other	451.6	456.1	441.5
Selling, general and administrative	88.7	86.5	111.2
Provision for losses on receivables	61.0	90.8	99.2

	814.3	925.2	1,046.0

Financial Services Income Before Income Taxes	153.5	84.6	216.9

Investment income	21.1	22.3	84.6

Total Income Before Income Taxes	660.3	175.0	1,464.0
Income taxes	202.7	63.1	446.1

Net Income	$457.6	$111.9	$1,017.9

Net Income Per Share
Basic	$1.25	$.31	$2.79

Diluted	$1.25	$.31	$2.78

Weighted average number of common shares outstanding
Basic	365.0	363.8	364.2

Diluted	366.2	364.9	365.9

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31,	2010	2009
	(millions of dollars)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,982.0	$1,836.5
Trade and other receivables, net	610.4	554.7
Marketable debt securities	450.5	219.5
Inventories	534.0	632.1
Other current assets	218.6	224.3

Total Truck and Other Current Assets	3,795.5	3,467.1

Equipment on operating leases, net	536.2	503.8
Property, plant and equipment, net	1,673.7	1,757.7
Other noncurrent assets	350.5	409.1

Total Truck and Other Assets	6,355.9	6,137.7

FINANCIAL SERVICES:
Cash and cash equivalents	58.8	75.5
Finance and other receivables, net	6,070.9	6,497.7
Equipment on operating leases, net	1,483.1	1,513.2
Other assets	265.4	344.9

Total Financial Services Assets	7,878.2	8,431.3

	$14,234.1	$14,569.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31,	2010	2009
	(millions of dollars)

TRUCK AND OTHER:
Current Liabilities
Accounts payable, accrued expenses and other	$1,676.5	$1,490.0
Current portion of long-term debt	23.5

Total Truck and Other Current Liabilities	1,700.0	1,490.0
Long-term debt	150.0	172.3
Residual value guarantees and deferred revenues	563.8	547.2
Other liabilities	370.3	405.3

Total Truck and Other Liabilities	2,784.1	2,614.8

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	275.9	215.2
Commercial paper and bank loans	2,371.7	3,011.2
Term notes	2,730.8	2,889.3
Deferred taxes and other liabilities	713.8	734.8

Total Financial Services Liabilities	6,092.2	6,850.5

STOCKHOLDERS’ EQUITY
Preferred stock, no par value - authorized 1.0 million shares, none issued
Common stock, $1 par value - authorized 1.2 billion shares; issued 365.3 million and 364.4 million shares	365.3	364.4
Additional paid-in capital	105.1	80.0
Treasury stock, at cost - 2009 - .4 million shares		(17.4)
Retained earnings	4,846.1	4,640.5
Accumulated other comprehensive income	41.3	36.2

Total Stockholders’ Equity	5,357.8	5,103.7

	$14,234.1	$14,569.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2010	2009	2008
	(millions of dollars)
OPERATING ACTIVITIES:
Net Income	$457.6	$111.9	$1,017.9
Items included in net income not affecting cash:
Depreciation and amortization:
Property, plant and equipment	189.9	188.0	226.5
Equipment on operating leases and other	433.3	463.7	426.6
Provision for losses on financial services receivables	61.0	90.8	99.2
Curtailment gain		(66.0)
Deferred taxes	46.3	159.7	131.0
Other, net	11.6	38.1	(1.1)
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and equivalents:
Receivables:
Trade and other	(42.3)	163.2	(55.5)
Wholesale receivables on new trucks	(1.1)	641.8	(246.3)
Sales-type finance leases and dealer direct loans on new trucks	67.1	81.6	52.8
Inventories	96.6	53.4	(85.2)
Other, net	(48.2)	8.1	8.8
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	221.3	(271.8)	(239.3)
Residual value guarantees and deferred revenues	79.8	48.2	118.1
Pension and post retirement contributions	(63.9)	(176.6)	(68.0)
Other, net	42.4	(160.8)	(80.6)

Net Cash Provided by Operating Activities	1,551.4	1,373.3	1,304.9

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(1,789.2)	(1,282.2)	(2,307.5)
Collections on retail loans and direct financing leases	2,039.3	2,083.0	2,616.7
Net decrease in wholesale receivables on used equipment	8.2	3.5	10.4
Marketable securities purchases	(757.5)	(288.3)	(667.3)
Marketable securities sales and maturities	523.8	245.5	1,239.4
Acquisition of property, plant and equipment	(168.4)	(127.7)	(462.8)
Acquisition of equipment for operating leases	(715.4)	(843.3)	(1,087.2)
Proceeds from asset disposals	392.1	520.1	393.6
Other, net			12.8

Net Cash (Used in) Provided by Investing Activities	(467.1)	310.6	(251.9)

FINANCING ACTIVITIES:
Cash dividends paid	(251.7)	(232.1)	(629.2)
Purchase of treasury stock			(230.6)
Stock compensation transactions	22.0	17.6	11.5
Net decrease in commercial paper and short-term bank loans	(548.1)	(789.8)	(482.0)
Proceeds from long-term debt	707.0	1,373.0	1,190.9
Payments on long-term debt	(889.6)	(2,184.9)	(728.7)

Net Cash Used in Financing Activities	(960.4)	(1,816.2)	(868.1)
Effect of exchange rate changes on cash	4.9	89.1	(87.8)

Net Increase (Decrease) in Cash and Cash Equivalents	128.8	(43.2)	97.1
Cash and Cash Equivalents at beginning of year	1,912.0	1,955.2	1,858.1

Cash and Cash Equivalents at end of year	$2,040.8	$1,912.0	$1,955.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31,	2010	2009	2008
	(millions except per share data)

COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$364.4	$363.1	$368.4
Treasury stock retirement	(.4)		(5.9)
Stock compensation	1.3	1.3	.6

Balance at end of year	365.3	364.4	363.1

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	80.0	46.1	37.7
Treasury stock retirement	(17.0)		(14.0)
Stock compensation and tax benefit	42.1	33.9	22.4

Balance at end of year	105.1	80.0	46.1

TREASURY STOCK, AT COST:
Balance at beginning of year	(17.4)	(17.4)	(61.7)
Purchases, shares - 2008 - 5.1			(230.6)
Retirements	17.4		274.9

Balance at end of year		(17.4)	(17.4)

RETAINED EARNINGS:
Balance at beginning of year	4,640.5	4,724.7	4,260.6
Net income	457.6	111.9	1,017.9
Cash dividends declared on common stock, per share: 2010-$.69; 2009-$.54; 2008-$.82	(252.0)	(196.1)	(298.8)
Treasury stock retirement			(255.0)

Balance at end of year	4,846.1	4,640.5	4,724.7

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance at beginning of year	36.2	(269.8)	408.1
Other comprehensive income (loss)	5.1	306.0	(677.9)

Balance at end of year	41.3	36.2	(269.8)

Total Stockholders’ Equity	$5,357.8	$5,103.7	$4,846.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,	2010	2009	2008
	(millions of dollars)
Net income	$457.6	$111.9	$1,017.9
Other comprehensive income (loss):
Unrealized (losses) gains on derivative contracts
Losses arising during the period	(76.8)	(71.6)	(85.5)
Tax effect	26.2	21.3	24.7
Reclassification adjustment	123.1	119.9	(17.4)
Tax effect	(42.0)	(35.7)	4.1

	30.5	33.9	(74.1)
Unrealized (losses) gains on investments
Net holding (loss) gain	(1.2)	(.3)	2.9
Tax effect	.5	.1	(.9)
Reclassification adjustment	.6	.7	(5.1)
Tax effect	(.3)	(.2)	1.8

	(.4)	.3	(1.3)
Pension and postretirement
(Losses) gains arising during the period	(35.9)	73.0	(395.1)
Tax effect	12.7	(32.1)	144.7
Reclassification adjustment	16.5	11.2	6.0
Tax effect	(5.6)	(3.9)	(2.1)

	(12.3)	48.2	(246.5)
Foreign currency translation (losses) gains	(12.7)	223.6	(356.0)

Net other comprehensive income (loss)	5.1	306.0	(677.9)

Comprehensive Income	$462.7	$417.9	$340.0

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in two principal segments: (1) the design, manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts, “Truck” and (2) finance and leasing products and services provided to customers and dealers, “Financial Services”. PACCAR’s sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and South America and sells trucks and parts outside its primary markets to customers in Asia and Africa.

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

Revenue Recognition:

Truck and Other: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

over the guarantee period (see Note E). At the time certain truck and parts sales to a dealer are recognized, the Company records an estimate of the future sales incentive costs related to such sales. The estimate is based on historical data and announced incentive programs.

Financial Services: Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income over the expected life of the contracts, generally 36 to 60 months, using the straight-line method which approximates the interest method. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue is suspended (put on non-accrual status) when the receivable becomes more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Recognition is resumed if the receivable becomes contractually current by the payment of all amounts due under the terms of the existing contract and collection of remaining amounts is considered probable (if not modified), or after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified). Payments received while the finance receivable is impaired or on non-accrual status are applied to interest and principal in accordance with the contractual terms.

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

Receivables:

Trade and Other Receivables: The Company’s trade and other receivables are recorded at cost on the balance sheet net of allowances.

Finance and Other Receivables:

Loans – Loans represent fixed- or floating-rate loans to customers collateralized by the vehicles purchased and are recorded at amortized cost.

Financing leases – Finance leases represent retail direct financing and sales-type finance lease contracts that lease equipment to retail customers and dealers, respectively. These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, reduced by unearned interest which is shown separately.

Dealer wholesale financing – Dealer wholesale financing represents floating-rate wholesale loans to PACCAR dealers for new and used trucks and are recorded at amortized cost. The loans are collateralized by the trucks being financed.

Interest and other – Interest and other receivables are interest due on loans and leases and other amounts due in the normal course of business and are due within one year.

Allowance for Credit Losses:

Truck and Other: The Company historically has not experienced significant losses related to trade and other receivables in its Truck and Other businesses. The allowance for credit losses for Truck and Other was $3.5 and $4.3 for the years ended December 31, 2010 and 2009, respectively and net charge-offs were $.2, $1.8 and $2.0 for the years ending December 31, 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Financial Services: The Company continuously monitors the performance of all its finance receivables, by reviewing payment performance. In addition, for large customers and dealer wholesale financing accounts, the Company regularly monitors their financial statements and makes appropriate customer contact. If the Company becomes aware of circumstances with those customers or dealers that could lead to financial difficulty, whether or not they are past due, the accounts are placed on a watch list. In determining the allowance for credit losses, loans and finance leases are evaluated together since they relate to a similar customer base and their contractual terms require regular payment of principal and interest generally over 36 to 60 months and they are secured by the same type of collateral. The Company collectively and individually evaluates its finance receivables and the allowance for credit losses consists of both a general and specific reserve.

The Company individually evaluates certain finance receivables for impairment. Finance receivables which are evaluated individually consist of customers on non-accrual status, all wholesale accounts and certain large retail accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss and loans which have been modified as troubled debt restructurings. A receivable is considered impaired if it is probable the Company will be unable to collect all contractual interest and principal payments as scheduled. Impaired receivables are individually evaluated to determine the amount of impairment and these receivables are considered collateral dependent. Accordingly, the evaluation of individual reserves is based on the fair value less costs to sell the associated collateral. When the underlying collateral fair value exceeds the Company’s loss exposure, no individual reserve is recorded. The Company uses a pricing model to value the underlying collateral on a quarterly basis. The fair value of the collateral is determined based on management’s evaluation of numerous factors such as the make, model and year of the equipment, overall condition of the equipment, primary method of distribution for the equipment, recent sales prices of comparable equipment and economic trends affecting used equipment values.

For finance receivables that are evaluated collectively, the Company determines the allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past-due account data and current market conditions. Information used includes assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. The projected amount is then compared to the allowance for credit loss balance and an appropriate adjustment is made.

The provision for losses on finance receivables is charged to income based on management’s estimate of incurred credit losses, net of recoveries, inherent in the portfolio. Accounts are charged-off against the allowance for credit losses when, in the judgment of management, they are considered uncollectable (generally upon repossession of the collateral). Typically the timing between the repossession process and when a receivable is charged-off is not significant. In cases where repossession is delayed (i.e. for legal reasons), the Company will record partial charge-offs. The charge-off is determined by comparing the fair value of the collateral less costs to sell to the recorded investment.

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method.

Equipment on Operating Leases: The Company leases equipment under operating leases to customers in the Financial Services segment. In addition, in the Truck segment, equipment sold to customers in Europe subject to a residual value guarantee (RVG) is accounted for as operating leases. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

from three to seven years. Estimated useful lives of the equipment range from five to eight years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the various classes of assets. Certain production tooling is amortized on a unit of production basis.

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of property, equipment and other intangible assets when events and circumstances warrant such a review. Goodwill is tested for impairment at least on an annual basis. Impairment charges were insignificant during the three years ended December 31, 2010.

Derivative Financial Instruments: Derivative financial instruments are used to hedge exposures to fluctuations in interest rates and foreign currency exchange rates. Certain derivative instruments designated as either cash flow hedges or fair value hedges are subject to hedge accounting. Derivative instruments that are not subject to hedge accounting are held as economic hedges. The Company’s policies prohibit the use of derivatives for speculation or trading. At inception of each hedge relationship, the Company documents its risk management objectives, procedures and accounting treatment. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company had no material exposures to default at December 31, 2010.

The Company uses regression analysis to assess effectiveness of interest-rate contracts on a quarterly basis. For foreign-exchange contracts, the Company performs quarterly assessments to ensure that critical terms continue to match. All components of the derivative instrument’s gain or loss are included in the assessment of hedge effectiveness. Gains or losses on the ineffective portion of cash flow hedges are recognized currently in earnings. Hedge accounting is discontinued prospectively when the Company determines that a derivative financial instrument has ceased to be a highly effective hedge.

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

Year Ended December 31	2010	2009	2008
Additional shares	1,339,300	1,103,600	1,721,300
Antidilutive options	1,642,600	2,290,400	1,397,800

Reclassifications: The Company has made the following reclassifications to prior years to conform to the 2010 presentation. The Company has reclassified the impairment losses related to repossessed equipment on operating lease in the Financial Services segment from “Provision for losses on receivables” to “Depreciation and other” in the Consolidated Statements of Income and Consolidated Statements of Cash flows. In addition, the Company has reclassified proceeds for the sale of repossessed assets relating to finance receivables from “Collections on retail loans and direct financing leases” to “Proceeds from asset disposals” in the Consolidated Statements of Cash Flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

The changes are outlined on the following table:

	2009		2008
Consolidated Statements of Income	Before	After	Before	After
Depreciation and other	$442.5	$456.1	$437.8	$441.5
Provision for losses on receivables	104.4	90.8	102.9	99.2

Consolidated Statements of Cash Flows
Operating Activities:
Depreciation on equipment on operating leases and other	$450.1	$463.7	$422.9	$426.6
Provision for losses on receivables	104.4	90.8	102.9	99.2

Investing Activities:
Collections on retail loans and direct financing leases	$2,285.5	$2,083.0	$2,771.0	$2,616.7
Proceeds from asset disposals	317.6	520.1	239.3	393.6

New Accounting Pronouncements: The Company adopted Accounting Standards Update (ASU) 2010-06 Improving Disclosures about Fair Value Measurements as of January 1, 2010 with no significant disclosure effect on the financial statements. The ASU requires disclosing the amounts of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and describing the reasons for the transfers, fair value information by class of assets and liabilities, and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The Company’s disclosure in Note P has been updated to comply with this standard.

In July 2010, the FASB issued ASU No. 2010-20 Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 amends FASB Accounting Standards Codification topic 310 – Receivables and expands disclosures about the credit quality of a company’s financing receivables and allowance for credit losses. ASU 2010-20 was effective for reporting periods ending after December 15, 2010. The Company’s disclosure in Note D has been updated to comply with this standard.

B. INVESTMENTS IN MARKETABLE SECURITIES

Marketable debt securities consisted of the following at December 31:

2010	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. government and agency securities	$2.7			$2.7
U.S. tax-exempt securities	364.9	$.8	$.3	365.4
U.S. corporate securities	27.3	.3		27.6
Non U.S. corporate securities	37.0			37.0
Other debt securities	17.8			17.8

	$449.7	$1.1	$.3	$450.5

2009	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. government and agency securities	$6.5			$6.5
U.S. tax-exempt securities	141.2	$1.3		142.5
U.S. corporate securities	22.0	.2	$.1	22.1
Non U.S. corporate securities	22.0			22.0
Non U.S. government securities	12.2			12.2
Other debt securities	14.2			14.2

	$218.1	$1.5	$.1	$219.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. The proceeds from sales and maturities of marketable securities during 2010 were $523.8. Gross realized gains were $.7, $1.2, and $5.1, and gross realized losses were $.1, $.1 and $.1 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company evaluates its investments in marketable securities at the end of each reporting period to determine if a decline in fair value is other than temporary. The fair value of marketable debt securities that have been in an unrealized loss position for 12 months or greater at December 31, 2010 and at December 31, 2009 was nil and $27.4, respectively and their unrealized losses were nil and $.1, respectively.

Contractual maturities at December 31, 2010 were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$182.9	$183.2
One to five years	254.6	255.1
Ten or more years	12.2	12.2

	$449.7	$450.5

Marketable debt securities included $12.2 and $11.6 of variable-rate demand obligations (VRDOs) at December 31, 2010 and 2009, respectively. VRDOs are debt instruments with long-term scheduled maturities which have interest rates that reset periodically.

C. INVENTORIES

Inventories include the following:

At December 31,	2010	2009
Finished products	$370.1	$312.5
Work in process and raw materials	322.2	487.5

	692.3	800.0
Less LIFO reserve	(158.3)	(167.9)

	$534.0	$632.1

Inventories valued using the LIFO method comprised 38% and 58% of consolidated inventories before deducting the LIFO reserve at December 31, 2010 and 2009. During 2010 inventory quantities declined which provided a pretax favorable income effect from the liquidation of LIFO inventory of $15.0.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2010	2009
Loans	$2,713.9	$2,875.2
Retail direct financing leases	2,005.0	2,260.0
Sales-type finance leases	703.6	764.9
Dealer wholesale financing	983.4	1,015.2
Interest and other receivables	109.3	109.6
Unearned interest: Finance leases	(299.3)	(359.6)

	6,215.9	6,665.3
Less allowance for losses:
Loans, leases and other	(137.5)	(157.1)
Dealer wholesale financing	(7.5)	(10.5)

	$6,070.9	$6,497.7

The net activity of sales-type finance leases, dealer direct loans and wholesale financing on new trucks is shown in the operating section of the consolidated statements of cash flows since they finance the sale of Company inventory.

Annual minimum payments due on finance receivables are as follows:

	LOANS	FINANCE LEASES
2011	$1,041.7	$1,086.8
2012	736.0	633.5
2013	496.5	418.2
2014	275.2	248.7
2015	144.0	117.4
Thereafter	20.5	38.7

	$2,713.9	$2,543.3

Estimated residual values included with finance leases amounted to $165.3 in 2010 and $186.8 in 2009. Repayment experience indicates the majority of dealer wholesale financing will be repaid within one year. In addition, repayment experience indicates that some loans, leases and other finance receivables will be paid prior to contract maturity, while others may be extended or modified. The Company may modify loans and finance leases for commercial reasons or for credit reasons for customers experiencing difficulty making payments under the contract terms. When customer accounts are modified the Company thoroughly evaluates the credit worthiness of the customer and only modifies accounts that the Company considers likely to perform under the modified terms. On average modifications resulted in contractual terms being extended approximately three months. Modifications did not have a significant effect on the weighted average term or interest rate of the portfolio. When granting modifications the Company rarely forgives principal or interest, or reduces interest rates below market rates. Accordingly, very few modifications result in a troubled debt restructuring (TDR). The balance of loans accounted for as TDRs was $6.5 at December 31, 2010.

Allowance for Credit Losses

The Company’s allowance for credit losses is segregated into two portfolio segments, wholesale and retail. A portfolio segment is the level at which the Company develops a systematic methodology for determining its allowance for credit losses. The wholesale segment includes wholesale financing loans to dealers that are collateralized by the trucks being financed. The retail segment includes retail loans, and direct and sales-type finance leases, net of unearned interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

The allowance for credit losses is summarized as follows:

	2010			2009	2008
	Wholesale	Retail	Total	Total	Total
Balance at January 1	$10.5	$157.1	$167.6	$178.3	$193.4
Provision for losses	.2	60.8	61.0	90.8	99.2
Charge-offs	(2.9)	(94.9)	(97.8)	(115.2)	(104.8)
Recoveries	.3	14.2	14.5	7.0	3.7
Currency translation	(.6)	.3	(.3)	6.7	(13.2)

Balance at December 31	$7.5	$137.5	$145.0	$167.6	$178.3

As described in Note A, the Company reclassified impairment losses on repossessed equipment on operating leases to Depreciation and other. As a result, the Provision for losses decreased to $90.8 and $99.2 for the years ended December 31, 2009 and 2008 from $104.4 and $102.9, respectively. Charge-offs (net of recoveries) decreased to $108.2 and $101.1 for the years ended December 31, 2009 and 2008 from $121.8 and $104.8, respectively.

Information regarding finance receivables summarized by those evaluated collectively and individually is as follows:

At December 31, 2010	Wholesale	Retail	Total
Recorded investment for impaired finance receivables evaluated individually	$3.4	$150.0	$153.4
Allowance for finance receivables evaluated individually	1.3	33.6	34.9

Recorded investment for finance receivables evaluated collectively	$980.0	$4,973.2	$5,953.2
Allowance for finance receivables evaluated collectively	6.2	103.9	110.1

The recorded investment of finance receivables that are on non-accrual status in the wholesale, fleet and owner/operator portfolio classes as of December 31, 2010 are $3.4, $72.2 and $33.9, respectively. The recorded investment of finance receivables on non-accrual status as of December 31, 2009 was $88.4.

Impaired Loans

The Company’s impaired loans are segregated by portfolio class. A portfolio class of receivables is a subdivision of a portfolio segment with similar measurement attributes, risk characteristics and common methods to monitor and assess credit risk. The Company’s retail segment is subdivided into the fleet and owner/operator classes. Fleet consists of retail accounts with customers operating more than five trucks. All others are owner/operator. All impaired loans have a specific reserve and are summarized as follows:

	2010				2009
At December 31,	Wholesale	Fleet	Owner / Operator	Total	Total

Impaired loans with specific reserve	$3.4	$21.5	$17.8	$42.7	$67.2
Associated allowance	(1.3)	(4.4)	(3.8)	(9.5)	(12.0)

Net carrying amount of impaired loans	$2.1	$17.1	$14.0	$33.2	$55.2

Unpaid principal balance	3.4	21.5	17.8	42.7	67.2

Average recorded investment	7.8	31.7	18.8	58.3	63.4

Interest income recognized	.1	1.7	.2	2.0	3.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Credit Quality

The Company’s customers are principally concentrated in the transportation industry in North America, Europe and Australia. On a geographic basis, there is a proportionate concentration of credit risk in each area. The Company retains as collateral a security interest in the related equipment.

At the inception of each contract, the Company considers the credit risk based on a variety of credit quality indicators including, prior payment experience, customer financial information, credit-rating agency ratings, loan-to-value ratios, and other internal metrics. On an ongoing basis, the Company monitors the credit exposure based on past-due status and collection experience as the Company has found a meaningful correlation between the past-due status of customers and the risk of loss.

The table below summarizes the Company’s financing receivables by credit quality indicator and portfolio class. Performing accounts are paying in accordance with the contractual terms and are not considered to be of high risk. Watch accounts include past-due and large high risk accounts that are not impaired. At-risk includes customer accounts that are impaired.

At December 31, 2010	Wholesale	Fleet	Owner/ Operator	Total
Performing	$966.2	$3,544.0	$1,359.4	$5,869.6
Watch	13.8	46.6	23.2	83.6
At-risk	3.4	115.1	34.9	153.4

	$983.4	$3,705.7	$1,417.5	$6,106.6

The Company uses historical data and impairment assessment of the condition of its customers and the economy to estimate default rates for each credit quality indicator as of December 31, 2010.

The table below summarizes the Company’s financing receivables by aging category.

At December 31, 2010	Wholesale	Fleet	Owner/ Operator	Total
Current and up to 30 days past-due	$966.2	$3,581.1	$1,359.5	$5,906.8
31 - 60 days past-due	7.7	48.5	19.7	75.9
Greater than 60 days past-due	9.5	76.1	38.3	123.9

	$983.4	$3,705.7	$1,417.5	$6,106.6

Repossessions

When the Company determines a customer is not likely to meet their contractual commitments, the Company repossesses the vehicles which serve as collateral for the loans, finance leases and equipment under operating lease. The Company records the vehicles as used truck inventory included in Financial Services Other Assets on the Consolidated Balance Sheets. The balance of repossessed inventory at December 31, 2010 and 2009 is $15.6 and $28.5 respectively. Proceeds from the sales of repossessed assets were $135.3, $202.5 and $154.3 for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are included in “Proceeds from asset disposals” on the Consolidated Statements of Cash Flows. Write-downs of repossessed equipment on operating leases are recorded as impairments and included in Financial Services “Depreciation and other” on the Consolidated Statements of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

E.	EQUIPMENT ON OPERATING LEASES

A summary of equipment on operating leases for the Truck and Other segment and for the Financial Services segment is as follows:

	TRUCK AND OTHER		FINANCIAL SERVICES
At December 31,	2010	2009	2010	2009
Equipment on operating leases	$776.8	$730.6	$2,118.6	$2,090.8
Less allowance for depreciation	(240.6)	(226.8)	(635.5)	(577.6)

	$536.2	$503.8	$1,483.1	$1,513.2

Annual minimum lease payments due on Financial Services operating leases beginning January 1, 2011 are $393.6, $241.6, $152.0, $75.0, $17.4 and $3.0 thereafter.

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue.

These amounts are summarized below:

	TRUCK AND OTHER
At December 31,	2010	2009
Deferred lease revenues	$250.6	$239.2
Residual value guarantees	313.2	308.0

	$563.8	$547.2

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2010, the annual amortization of deferred revenues beginning January 1, 2011 is $64.2, $47.4, $60.9, $44.3, $23.8 and $10.0 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2011 are $80.3, $59.2, $76.0, $55.4, $29.7 and $12.6 thereafter.

F.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

At December 31,	USEFUL LIVES	2010	2009
Land		$200.7	$206.3
Buildings and improvements	10-40 years	970.5	1,007.6
Machinery, equipment and production tooling	3-12 years	2,481.0	2,489.0

		3,652.2	3,702.9
Less allowance for depreciation		(1,978.5)	(1,945.2)

		$1,673.7	$1,757.7

G.	ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

Accounts payable, accrued expenses and other include the following:

At December 31,	2010	2009
Truck and Other:
Accounts payable	$707.4	$622.5
Accrued expenses	224.9	226.0
Salaries and wages	171.8	132.9
Product support reserves	231.3	230.8
Other	341.1	277.8

	$1,676.5	$1,490.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

H.	PRODUCT SUPPORT LIABILITIES

Product support liabilities include reserves related to product warranties, optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims, net of any recoveries. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience.

Changes in warranty and R&M reserves are summarized as follows:

At December 31,	2010	2009	2008
Beginning balance	$386.4	$450.4	$483.3
Cost accruals and revenue deferrals	172.4	169.0	312.3
Payments and revenue recognized	(171.3)	(245.6)	(304.6)
Currency translation	(15.3)	12.6	(40.6)

	$372.2	$386.4	$450.4

Warranty and R&M reserves are included in the accompanying Consolidated Balance Sheets as follows:

At December 31,	2010	2009
Truck and Other:
Accounts payable, accrued expenses and other	$231.3	$230.8
Other liabilities	83.2	84.3
Financial Services:
Deferred taxes and other liabilities	57.7	71.3

	$372.2	$386.4

I.	BORROWINGS AND CREDIT ARRANGEMENTS

Truck and Other long-term debt at December 31, 2010 and 2009, consisted of $150.0 of notes with an effective interest rate of 6.9% which mature in 2014 and $23.5 and $22.3, respectively of non-interest bearing notes which mature in September 2011.

Financial Services borrowings include the following:

At December 31,	EFFECTIVE RATE	2010	EFFECTIVE RATE	2009
Commercial paper	2.2%	$2,126.4	2.8%	$2,695.6
Bank loans:
Medium-term	7.8%	245.3	7.6%	315.6

		2,371.7		3,011.2
Term notes	4.6%	2,730.8	4.8%	2,889.3

	3.8%	$5,102.5	4.0%	$5,900.5

The term notes of $2,730.8 at December 31, 2010 and $2,889.3 at December 31, 2009 include an increase in fair value of $9.6 and $19.6, respectively for notes designated to fair value hedges. The effective rate is the weighted average rate as of December 31, 2010 and 2009 and includes the effects of interest rate contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

The annual maturities of the financial services borrowings are as follows:

Beginning January 1, 2011	COMMERCIAL PAPER	BANK LOANS	TERM NOTES	TOTAL
2011	$2,126.4	$174.7	$1,067.3	$3,368.4
2012		51.1	620.0	671.1
2013		19.4	550.0	569.4
2014		.1	350.0	350.1
2015			133.9	133.9

	$2,126.4	$245.3	$2,721.2	$5,092.9

Interest paid on borrowings was $230.2, $267.6 and $327.1 in 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008 the Company capitalized interest of $10.3, $2.3, and nil respectively, in Truck and Other.

The primary sources of borrowings are commercial paper and medium-term notes issued in the public markets. The medium-term notes are issued by PACCAR Inc, PACCAR Financial Corp. (PFC), PACCAR Financial Europe and PACCAR Mexico.

PACCAR Inc intends to periodically file shelf registrations under the Securities Act of 1933. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2010 is $870.0. The current registration expires in 2011 and does not limit the principal amount of debt securities that may be issued during the period.

In November 2009, the Company’s U.S. finance subsidiary, PFC, filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2010 was $1,123.5. The registration expires in 2012 and does not limit the principal amount of debt securities that may be issued during the period.

At December 31, 2010, PACCAR’s European finance subsidiary, PACCAR Financial Europe, had €900.0 available for issuance under a €1,500.0 medium-term note program registered with the London Stock Exchange. The program was renewed in the fourth quarter of 2010 and is renewable annually.

In June 2008, PACCAR Mexico registered a 7,000 peso medium-term note program with the Comision Nacional Bancaria y de Valores. The registration expires in 2012 and at December 31, 2010, 6,100 pesos remained available for issuance.

The Company has line of credit arrangements of $3,646.9, of which $3,401.6 was unused at the end of December 2010. Included in these arrangements is $3,000.0 of syndicated bank facilities, of which, $1,000.0 matures in June 2011, $1,000.0 matures in June 2012 and $1,000.0 matures in June 2013. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2010.

J.	LEASES

The Company leases certain facilities, computer equipment and aircraft under operating leases. Leases expire at various dates through the year 2017. Annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year at January 1, 2011 are $18.1, $10.8, $7.6, $4.1, $2.7 and $.8 thereafter. Total rental expenses under all leases amounted to $29.7, $40.6 and $43.3 for 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

K.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in 2010, 2009 and 2008 were $1.3, $1.3, and $3.8, respectively.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

At December 31, 2010, PACCAR had standby letters of credit of $19.8, which guarantee various insurance and financing activities. The Company is committed, under specific circumstances, to purchase equipment at a cost of $53.4 in 2011. At December 31, 2010, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $157.9. The commitments generally expire in 90 days. At December 31, 2010, the Company had commitments related to the construction of its engine facility in Columbus, Mississippi of $25.9 in 2011 and $12.5 thereafter. The Company had other commitments, primarily to purchase production inventory, amounting to $139.0 in 2011 and $103.0 thereafter.

On October 28, 2010, a National Labor Relations Board (NLRB) administrative law judge issued a decision that since the Company did not provide certain information to the union representing employees at Peterbilt’s former truck assembly plant in Madison, Tennessee, during collective bargaining negotiations in 2008, the employer-directed work stoppage was not in conformity with certain provisions of the National Labor Relations Act from July 16, 2008 and that the Company should reimburse approximately 300 plant employees, with interest, for wage and benefit losses incurred during the work stoppage which ended on April 6, 2009. The Company disagrees with this decision and filed its exceptions with the NLRB. The Company believes the range of possible outcomes is between nil and $15.0. No reserve has been provided as the Company believes it will ultimately prevail in the matter.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

L.	EMPLOYEE BENEFITS

Severance Costs: The Company did not incur any significant severance expense in 2010 and had $.3 accrued for future severance payments at December 31, 2010. During the years ended December 31, 2009 and 2008 the Company incurred severance costs of $25.9 and $17.3, respectively. These costs were the result of work force adjustments reflecting low truck demand, primarily in Europe.

Employee Benefit Plans: PACCAR has several defined benefit pension plans, which cover a majority of its employees. The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $61.8 to its pension plans in 2010 and $173.4 in 2009. The Company expects to contribute in the range of $20.0 to $50.0 to its pension plans in 2011 of which $18.5 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2011 are $57.3, $62.9, $67.7, $73.2, $76.5 and for the five years thereafter, a total of $453.7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

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

The following information details the allocation of plan assets by investment type. See Note P for definitions of fair value levels.

At December 31, 2010	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities		$38.1	$431.3	$469.4
Global equities			394.8	394.8

Total equities	50-70%	38.1	826.1	864.2

Fixed Income:
U.S. fixed income		208.5	172.1	380.6
Non U.S. fixed income			171.0	171.0

Total fixed income	30-50%	208.5	343.1	551.6

Cash and other		2.7	26.9	29.6

Total plan assets		$249.3	$1,196.1	$1,445.4

At December 31, 2009	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities		$29.2	$374.2	$403.4
Global equities		—	311.4	311.4

Total equities	50-70%	29.2	685.6	714.8

Fixed Income:
U.S. fixed income		303.2	109.3	412.5
Non U.S. fixed income		13.8	102.4	116.2

Total fixed income	30-50%	317.0	211.7	528.7

Cash and other		5.6	27.2	32.8

Total plan assets		$351.8	$924.5	$1,276.3

The following additional data relates to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

At December 31,	2010	2009
Weighted Average Assumptions:
Discount rate	5.4%	5.9%
Rate of increase in future compensation levels	3.9%	3.9%
Assumed long-term rate of return on plan assets	7.2%	7.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

The components of the Change in Projected Benefit Obligation and Change in Plan Assets are as follows:

	2010	2009
Change in Projected Benefit Obligation:
Benefit obligation at January 1	$1,324.8	$1,196.4
Service cost	37.5	36.2
Interest cost	76.5	71.1
Benefits paid	(56.2)	(59.6)
Actuarial loss	99.7	46.7
Currency translation and other	.4	30.9
Participant contributions	2.9	3.1

Projected benefit obligation at December 31	$1,485.6	$1,324.8

Change in Plan Assets:
Fair value of plan assets at January 1	$1,276.3	$913.8
Employer contributions	61.8	173.4
Actual return on plan assets	162.6	215.9
Benefits paid	(56.2)	(59.6)
Currency translation and other	(2.0)	29.7
Participant contributions	2.9	3.1

Fair value of plan assets at December 31	1,445.4	1,276.3

Funded status at December 31	$(40.2)	$(48.5)

Amounts Recorded in Balance Sheet:	2010	2009
Other noncurrent assets	$47.1	$59.9
Other liabilities	(87.3)	(108.4)
Accumulated other comprehensive loss:
Actuarial loss	303.3	291.0
Prior service cost	9.0	9.5
Net initial transition amount	.6	.5

Of the December 31, 2010 amounts in accumulated other comprehensive loss, $22.2 of unrecognized actuarial loss, $1.5 of unrecognized prior service cost are expected to be amortized into net pension expense in 2011.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans was $1,350.3 at December 31, 2010 and $1,214.0 at December 31, 2009.

Information for all plans with accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2010	2009
Projected benefit obligation	$266.5	$429.0
Accumulated benefit obligation	253.7	418.9
Fair value of plan assets	193.9	322.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Year Ended December 31,	2010	2009	2008
Components of Pension Expense:
Service cost	$37.5	$36.2	$46.6
Interest on projected benefit obligation	76.5	71.1	73.9
Expected return on assets	(98.2)	(93.1)	(92.8)
Amortization of prior service costs	1.8	1.7	2.4
Recognized actuarial loss	14.7	9.5	3.0
Curtailment (gain) loss		(.1)	.9

Net pension expense	$32.3	$25.3	$34.0

Pension expense for multi-employer and foreign-insured plans was $33.8, $41.2, and $45.8 in 2010, 2009 and 2008.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions up to 5% of base wages. The Company match was 3%, 1% and 5% in 2010, 2009 and 2008, respectively. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $13.8, $6.8 and $22.1 in 2010, 2009 and 2008, respectively.

During the second quarter of 2009, the Company discontinued subsidizing postretirement medical costs for the majority of its U.S. employees and recognized a curtailment gain of $47.7. The Company also recognized a curtailment gain of $18.3 in the third quarter of 2009 for the discontinuation of postretirement healthcare related to the permanent closure of the Peterbilt facility in Madison, Tennessee.

The following data relates to unfunded postretirement medical and life insurance plans:

		2010	2009
Change in Projected Benefit Obligation:
Benefit obligation at January 1		$6.7	$80.9
Interest cost		.3	.5
Benefits paid		(2.1)	(3.2)
Curtailment gain			(66.0)
Actuarial loss (gain)		.6	(5.5)

Projected benefit obligation at December 31		5.5	6.7

Unfunded status at December 31		$(5.5)	$(6.7)

Amounts Recorded in Balance Sheet:
Other liabilities		$(5.5)	$(6.7)
Accumulated other comprehensive (income) loss:
Actuarial gain		(.5)	(.9)

Year Ended December 31,	2010	2009	2008
Components of Retiree Expense:
Service cost			$3.2
Interest cost	$.3	$.5	4.7
Recognized prior service cost			.1
Curtailment gain		(66.0)
Recognized net initial obligation			.4

Net retiree expense (income)	$.3	$(65.5)	$8.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

M.	INCOME TAXES

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

The components of the Company’s income before income taxes include the following:

Year Ended December 31,	2010	2009	2008

Domestic	$186.3	$79.1	$96.0
Foreign	474.0	95.9	1,368.0

	$660.3	$175.0	$1,464.0

The components of the Company’s provision for income taxes include the following:

Year Ended December 31,	2010	2009	2008
Current provision (benefit):
Federal	$24.5	$(102.4)	$(24.7)
State	8.2	(2.5)	(7.9)
Foreign	123.7	8.3	347.7

	156.4	(96.6)	315.1

Deferred provision (benefit):
Federal	24.6	125.4	123.7
State	(7.1)	8.2	12.5
Foreign	28.8	26.1	(5.2)

	46.3	159.7	131.0

	$202.7	$63.1	$446.1

Tax benefits recognized for net operating loss carryforwards were $9.0, $27.8 and $4.7 for the years ended 2010, 2009, and 2008, respectively.

A reconciliation of the statutory U.S. federal tax rate to the effective income tax rate is as follows:

	2010	2009	2008
Statutory rate	35.0%	35.0%	35.0%
Effect of:
Mexican tax law change		6.5
Qualified dividends to defined contribution plan	(.7)	(2.3)	(.4)
Research and development credit	(.5)	(2.1)	(.4)
Tax on foreign earnings	(3.9)	.8	(4.6)
Tax contingencies	(.8)	2.2	(.3)
Other, net	1.6	(4.0)	1.2

	30.7%	36.1%	30.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

U.S. income taxes are not provided on the undistributed earnings of the Company’s foreign subsidiaries that are considered to be indefinitely reinvested. At December 31, 2010, the amount of undistributed earnings which are considered to be indefinitely reinvested is $3,146.3. Included in domestic taxable income for 2010, 2009, and 2008 are $169.0, $31.4 and $456.8 of foreign earnings, respectively, which are not indefinitely reinvested, for which domestic taxes of $16.5, $3.7 and $69.1, respectively, were provided as the difference between the domestic and foreign rate on those earnings.

At December 31, 2010, the Company had net operating loss carryforwards of $351.5, of which $222.1 were in foreign subsidiaries and $129.4 were in the U.S. The related deferred tax asset was $68.2. The carryforward periods range from five years to indefinite, subject to certain limitations under applicable laws. At December 31, 2010, the Company has U.S. tax credit carryforwards of $57.5, most of which expire in 2019. The future tax benefits of net operating loss and credit carryforwards are evaluated on a regular basis, including a review of historical and projected operating results.

The tax effects of temporary differences representing deferred tax assets and liabilities are as follows:

At December 31,	2010	2009
Assets:
Accrued expenses	$112.8	$123.2
Net operating loss carryforwards	68.2	70.9
Tax credit carryfowards	57.5	68.4
Allowance for losses on receivables	47.3	54.4
Postretirement benefit plans	15.8	15.6
Other	80.9	98.7

	382.5	431.2
Valuation allowance	(12.4)	(4.0)

	370.1	427.2
Liabilities:
Financial Services leasing depreciation	(538.7)	(524.1)
Depreciation and amortization	(156.0)	(167.9)
Other	(4.7)	(16.9)

	(699.4)	(708.9)

Net deferred tax liability	$(329.3)	$(281.7)

The balance sheet classification of the Company’s deferred tax assets and liabilities are as follows:

At December 31,	2010	2009
Truck and Other:
Other current assets	$98.8	$76.9
Other noncurrent assets	79.2	135.8
Accounts payable, accrued expenses and other		(.1)
Other liabilities	(26.7)	(35.0)
Financial Services:
Other assets	48.9	68.0
Deferred taxes and other liabilities	(529.5)	(527.3)

Net deferred tax liability	$(329.3)	$(281.7)

Cash paid for income taxes was $82.9, $67.3 and $452.0 in 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance at January 1	$37.0	$33.0	$48.7
Additions based on tax positions and settlements related to the current year	2.5	1.1	7.1
Additions based on tax positions and settlements related to the prior year	23.5	11.5	3.3
Reductions for tax positions of prior years	(10.7)	(7.2)	(19.5)
Lapse of statute of limitations	(9.2)	(1.4)	(6.6)

Balance at December 31	$43.1	$37.0	$33.0

The Company had $40.6 and $20.8 of related assets at December 31, 2010 and 2009. All of the unrecognized tax benefits and related assets would impact the effective tax rate if recognized.

Interest and penalties are classified as income taxes in the accompanying statements of income and were not significant during any of the three years ended December 31, 2010, 2009, and 2008. Amounts accrued for the payment of penalties and interest at December 31, 2010 and 2009 were also not significant.

As of December 31, 2010, the United States Internal Revenue Service has completed examinations of the Company’s tax returns for all years through 2006. The Company’s tax returns for other major jurisdictions remain potentially subject to examination for the years ranging from 2004 through 2010.

N.	STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive Income (Loss): Following are the components of accumulated other comprehensive income:

At December 31,	2010	2009	2008
Unrealized gain on investments	$.8	$1.4	$1.0
Tax effect	(.3)	(.5)	(.4)

	.5	.9	.6

Unrealized loss on derivative contracts	(27.1)	(73.4)	(121.7)
Tax effect	9.2	25.0	39.4

	(17.9)	(48.4)	(82.3)

Pension and postretirement:
Unrecognized:
Actuarial loss	(465.1)	(444.7)	(525.9)
Prior service cost	(13.9)	(14.7)	(16.0)
Net initial obligation	(.7)	(.6)	(2.3)
Tax effect	167.3	159.9	195.9

	(312.4)	(300.1)	(348.3)

Currency translation adjustment	371.1	383.8	160.2

Accumulated other comprehensive income (loss)	$41.3	$36.2	$(269.8)

Other Capital Stock Changes: In April 2010, the Company retired 409,000 of its common shares held as treasury stock. PACCAR had 409,000 treasury shares at December 31, 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

O.	DERIVATIVE FINANCIAL INSTRUMENTS

As part of its risk management strategy, the Company enters into derivative contracts to hedge against interest rate and foreign currency risk.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cross currency interest-rate swaps. Interest-rate swaps involve the exchange of fixed for floating rate or floating for fixed rate interest payments based on the contractual notional amounts in a single currency. Cross currency interest-rate swaps involve the exchange of notional amounts and interest payments in different currencies. The Company is exposed to interest rate and exchange rate risk caused by market volatility as a result of its borrowing activities. The objective of these contracts is to mitigate the fluctuations on earnings, cash flows and fair value of borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

At December 31, 2010, the notional amount of the Company’s interest-rate contracts was $2,780.7. Notional maturities for all interest-rate contracts are $1,138.4 for 2011, $722.8 for 2012, $373.8 for 2013, $339.9 for 2014, $196.4 for 2015 and $9.4 thereafter. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates.

Foreign-Exchange Contracts: The Company enters into foreign-exchange contracts to hedge certain anticipated transactions and assets and liabilities denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar and the Mexican peso. The objective is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. At December 31, 2010, the notional amount of the outstanding foreign-exchange contracts was $339.3. Foreign-exchange contracts mature within one year.

The following table presents the balance sheet locations and fair value of derivative financial instruments:

At December 31,	2010		2009
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Derivatives designated under hedge accounting:
Interest-rate contracts:
Financial Services:
Other assets	$9.1		$10.8
Deferred taxes and other liabilities		$107.5		$107.1
Foreign-exchange contracts:
Truck and Other:
Other current assets	.9	1.1	.1
Accounts payable, accrued expenses and other				.2

Total	$10.0	$108.6	$10.9	$107.3

Economic hedges:
Interest-rate contracts:
Financial Services:
Other assets			$.4
Deferred taxes and other liabilities		$3.5		$9.0
Foreign-exchange contracts:
Truck and Other:
Other current assets	$.1
Accounts payable, accrued expenses and other		.3		.2
Financial Services:
Other assets			.3
Deferred taxes and other liabilities		.2		.1

Total	$.1	$4.0	$.7	$9.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Fair Value Hedges: Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. The (income) or expense recognized in earnings related to fair value hedges was included in Interest and other borrowing expense in the Financial Services segment as follows:

Year Ended December 31,	2010	2009
Interest-rate swaps	$(1.0)	$(3.6)
Term notes	.9	3.9

Cash Flow Hedges: Substantially all of the Company’s interest-rate contracts and some foreign-exchange contracts have been designated as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income to the extent such hedges are considered effective.

Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged transaction affects earnings. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Net realized gains and losses from foreign-exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. For the periods ended December 31, 2010 and 2009 the Company recognized gains on the ineffective portion of $2.3 and $.2, respectively.

The following table presents the pre-tax effects of derivative instruments recognized in earnings and Other Comprehensive Income (OCI):

Year Ended December 31,	2010		2009
	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
(Gain) loss recognized in OCI:
Truck and Other		$(.2)		$(.6)
Financial Services	$77.0		$72.0	.2

Total	$77.0	$(.2)	$72.0	$(.4)

(Income) expense reclassified from Accumulated OCI into income:

Truck and Other:
Cost of sales and revenues		$(.4)		$(10.0)
Interest and other expense (income), net				(1.7)
Financial Services:
Interest and other borrowing expenses	$123.5		$131.4	.2

Total	$123.5	$(.4)	$131.4	$(11.5)

Of the $17.9 accumulated net loss on derivative contracts included in accumulated other comprehensive income as of December 31, 2010, $35.7, before tax effects, is expected to be reclassified to interest expense or cost of sales in the following 12 months. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s risk management strategy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Economic Hedges: For other risk management purposes, the Company enters into derivative instruments not designated as hedges that do not qualify for hedge accounting. These derivative instruments are used to mitigate the risk of market volatility arising from borrowings and foreign currency denominated transactions. Changes in the fair value of economic hedges are recorded in earnings in the period in which the change occurs.

The (income) or expense recognized in earnings related to economic hedges is as follows:

Year Ended December 31,	2010		2009
	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
Truck and Other:
Cost of sales and revenues		$.2		$(14.4)
Interest and other expense (income), net	$.6	8.0	$6.1	18.3
Financial Services:
Interest and other borrowing expenses	(7.8)		4.0	2.3

Total	$(7.2)	$8.2	$10.1	$6.2

P.	FAIR VALUE MEASUREMENTS

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

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Company has no financial instruments valued under Level 3 criteria.

The Company uses the following methods and assumptions to measure fair value for assets and liabilities subject to recurring fair value measurements.

Marketable Securities: The Company’s marketable debt securities consist of municipal bonds, government obligations, investment-grade corporate obligations, commercial paper, asset-backed securities and term deposits. The fair value of U.S. government obligations is based on quoted prices in active markets. These are categorized as Level 1. The fair value of non U.S. government bonds, municipal bonds, corporate bonds, asset-backed securities, commercial paper and term deposits is estimated using an industry standard valuation model, which is based on the income approach. The significant inputs into the valuation model include quoted interest rates, yield curves, credit rating of the security and other observable market information. These are categorized as Level 2.

Derivative Financial Instruments: The Company’s derivative contracts consist of interest-rate swaps, cross currency swaps and foreign currency exchange contracts. These derivative contracts are over the counter and their fair value is determined using industry standard valuation models, which are based on the income approach. The significant inputs into the valuation models include market inputs such as interest rates, yield curves, currency exchange rates, credit default swap spreads and forward spot rates. These contracts are categorized as Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

PACCAR’s assets and liabilities subject to recurring fair value measurements are either Level 1 or Level 2 as follows:

At December 31, 2010	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. government securities	$2.7		$2.7
U.S. tax-exempt securities		$365.4	365.4
U.S. corporate securities		27.6	27.6
Non U.S. corporate securities		37.0	37.0
Other debt securities		17.8	17.8

Total marketable debt securities	$2.7	$447.8	$450.5

Derivatives
Interest-rate swaps		$5.8	$5.8
Cross currency swaps		3.3	3.3
Foreign-exchange contracts		1.0	1.0

Total derivative assets		$10.1	$10.1

Liabilities:
Derivatives
Interest-rate swaps		$37.2	$37.2
Cross currency swaps		73.8	73.8
Foreign-exchange contracts		1.6	1.6

Total derivative liabilities		$112.6	$112.6

At December 31, 2009	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. government securities	$6.5		$6.5
U.S. tax-exempt securities		$142.5	142.5
U.S. corporate securities		22.1	22.1
Non U.S. corporate securities		22.0	22.0
Non U.S. government securities		12.2	12.2
Other debt securities		14.2	14.2

Total marketable debt securities	$6.5	$213.0	$219.5
Derivatives
Interest-rate swaps		$5.3	$5.3
Cross currency swaps		5.9	5.9
Foreign-exchange contracts		.4	.4

Total derivative assets		$11.6	$11.6

Liabilities:
Derivatives
Interest-rate swaps		$82.2	$82.2
Cross currency swaps		33.9	33.9
Foreign-exchange contracts		.5	.5

Total derivative liabilities		$116.6	$116.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Other nonfinancial assets that are measured at fair value on a nonrecurring basis are as follows:

At December 31,	2010	2009
	LEVEL 2	LEVEL 2
Impaired loans:
Financial Services	$33.2	$55.2

Used trucks held for sale:
Truck and Other	$20.0	$28.1
Financial Services	38.2	124.7

	$58.2	$152.8

The carrying amount of used trucks held for sale and collateral dependent impaired loans are adjusted when appropriate to reflect their fair value. The fair value of used trucks and collateral dependent impaired loans are determined from a matrix pricing model, which is based on the market approach. The significant observable inputs into the valuation model are recent sales prices of comparable units, the condition of the vehicles and the number of similar units to be sold.

For the year ended December 31, 2010 used truck write-downs were $5.3, recorded as Depreciation and other in the Financial Services segment. The amount of used truck write-downs was $34.7 for the year ended December 31, 2009, of which $18.0 was recorded in cost of sales in the Truck segment and $16.7 was recorded in the Financial Services segment (Provision for losses on receivables of $4.7 and Depreciation and other expense of $12.0).

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

Trade Receivables and Payables: Carrying amounts approximate fair value.

Fixed-rate loans and debt that are not carried at approximate fair value are as follows:

At December 31,	2010		2009
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets:
Financial Services fixed-rate loans	$2,444.1	$2,483.3	$2,491.1	$2,539.0

Liabilities:
Truck and Other fixed-rate debt	173.5	196.9	172.3	192.4
Financial Services fixed-rate debt	1,870.7	1,967.9	1,645.4	1,746.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions except per share amounts)

Q.	STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock under plans approved by stockholders. Non-employee directors and certain officers may be granted restricted shares of the Company’s common stock under plans approved by stockholders. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than ten years from the grant date and generally vest after three years. Restricted stock awards generally vest after three years.

The Company recognizes compensation cost on these options and restricted stock awards on a straight line basis over the requisite period the employee is required to render service. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 46.7 million shares and as of December 31, 2010, the maximum number of shares available for future grants was 18.5 million.

The estimated fair value of each option award is determined on the date of grant using the Black-Scholes-Merton option pricing model that uses assumptions noted in the following table. The risk free interest rate is based on the US Treasury yield curve in effect at the time of grant. Expected volatility is based on historical volatility. The dividend yield is based on an estimated future dividend yield using projected net income for the next five years, implied dividends and Company stock price. The expected term is based on the period of time that options granted are expected to be outstanding based on historical experience.

	2010	2009	2008
Risk-free interest rate	2.48%	2.00%	2.86%
Expected volatility	44%	39%	29%
Expected dividend yield	2.5%	3.0%	4.0%
Expected term	5 years	5 years	5 years
Weighted average grant date fair value of options per share	$11.95	$8.47	$8.58

The fair value of options granted was $11.7, $10.0 and $6.3 for the years ended December 31, 2010, 2009 and 2008, respectively.

A summary of activity under the Company’s stock plans is presented below.

	2010	2009	2008
Intrinsic value of options exercised	$33.7	$22.7	$10.8
Cash received from stock option exercises	22.0	17.6	11.5
Tax benefit related to stock option exercises	10.8	7.1	3.7
Stock based compensation	8.5	9.5	10.2
Tax benefit related to stock based compensation	3.2	3.5	3.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions except per share amounts)

The summary of options as of December 31, 2010, and changes during the year then ended is presented below.

	NUMBER OF SHARES	EXERCISE PRICE*	REMAINING CONTRACTUAL LIFE IN YEARS*	AGGREGATE INTRINSIC VALUE

Options outstanding at January 1	5,567,700	$29.12
Granted	975,500	36.12
Exercised	(1,118,000)	19.72
Cancelled	(142,900)	37.50

Options outstanding at December 31	5,282,300	$32.18	6.01	$132.9

Vested and expected to vest at December 31	5,091,300	$32.11	5.91	$128.4

Exercisable at December 31	2,686,100	$28.47	3.84	$77.5

*	Weighted Average

The fair value of restricted shares is determined based upon the stock price on the date of grant. The summary of nonvested restricted shares as of December 31, 2010 and changes during the year then ended is presented below:

NONVESTED SHARES	NUMBER OF SHARES	GRANT DATE FAIR VALUE*

Nonvested awards outstanding at January 1	182,900	$39.25
Granted	24,600	36.61
Vested	(62,000)	40.69
Forfeited	(2,900)	35.22

Nonvested awards outstanding at December 31	142,600	$38.25

*	Weighted Average

As of December 31, 2010, there was $9.7 million of total unrecognized compensation cost related to nonvested stock options, which is recognized over a remaining weighted average vesting period of 1.45 years. Unrecognized compensation cost related to nonvested restricted stock awards of $.8 million is expected to be recognized over a remaining weighted average vesting period of 1.1 years.

A total of 187,500 performance based restricted stock awards were granted in 2008 and 2007 at a weighted-average fair value of $43.61. These awards vest after five years if the Company’s earnings per share growth over the same five year period meet or exceed certain performance goals. No matching shares were granted under this program in 2010 or 2009.

The fair value of the performance based restricted stock awards were determined based on the stock price on the grant date. Compensation expense for awards with performance conditions is recorded only when it is probable that the requirements will be achieved. As of December 31, 2010, 2009 and 2008, the attainment of the conditions of the awards was not considered probable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

R.	SEGMENT AND RELATED INFORMATION

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

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was nil for 2010 and 2009 and $17.2 in 2008. Included in All Other income before income taxes of $42.2 in 2009 was $66.0 of curtailment gains and $22.2 of expense related to economic hedges. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2010	2009	2008
Revenues:
United States	$4,195.8	$3,594.4	$4,765.6
Europe	3,472.3	2,828.3	7,023.4
Other	2,624.8	1,663.8	3,183.5

	$10,292.9	$8,086.5	$14,972.5

Property, plant and equipment, net:
United States	$846.4	$814.6	$820.7
The Netherlands	381.6	452.8	467.3
Other	445.7	490.3	494.8

	$1,673.7	$1,757.7	$1,782.8

Equipment on operating leases, net:
United States	$666.9	$686.6	$634.9
Germany	334.0	362.7	358.4
United Kingdom	384.9	349.7	290.9
Mexico	200.4	186.7	212.4
Other	433.1	431.3	463.5

	$2,019.3	$2,017.0	$1,960.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008 (currencies in millions)

Business Segment Data:	2010	2009	2008
Net sales and revenues:
Truck	$9,591.3	$7,388.6	$14,142.7
Less intersegment	(354.0)	(394.6)	(595.3)

Net Truck	9,237.3	6,994.0	$13,547.4
All Other	87.8	82.7	162.2

Truck and Other	9,325.1	7,076.7	$13,709.6
Financial Services	967.8	1,009.8	1,262.9

	$10,292.9	$8,086.5	$14,972.5

Income before income taxes:
Truck	$501.0	$25.9	$1,156.5
All Other	(15.3)	42.2	6.0

	485.7	68.1	1,162.5
Financial Services	153.5	84.6	216.9
Investment income	21.1	22.3	84.6

	$660.3	$175.0	$1,464.0

Depreciation and amortization:
Truck	$276.7	$277.2	$309.0
Financial Services	337.5	364.4	333.1
All Other	9.0	10.1	11.0

	$623.2	$651.7	$653.1

Expenditures for long-lived assets:
Truck	$373.9	$324.2	$671.6
Financial Services	505.6	646.0	859.4
All Other	4.3	.8	19.0

	$883.8	$971.0	$1,550.0

Segment assets:
Truck	$3,742.2	$3,849.1	$3,939.3
Other	181.2	232.6	205.5
Cash and marketable securities	2,432.5	2,056.0	2,074.6

	6,355.9	6,137.7	6,219.4
Financial Services	7,878.2	8,431.3	10,030.4

	$14,234.1	$14,569.0	$16,249.8

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

The management of PACCAR Inc (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company’s internal control over financial reporting as of December 31, 2010, based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company’s internal control over financial reporting. The attestation report is included on page 77.

/s/ Mark C. Pigott
Mark C. Pigott
Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PACCAR Inc's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst &Young LLP

Seattle, Washington

March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

THE COMPANY’S INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of PACCAR Inc

We have audited PACCAR Inc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst &Young LLP

Seattle, Washington

March 1, 2011

SELECTED FINANCIAL DATA

	2010	2009	2008	2007	2006
	(millions except per share data)

Truck and Other Net Sales and Revenues	$9,325.1	$7,076.7	$13,709.6	$14,030.4	$15,503.3
Financial Services Revenue	967.8	1,009.8	1,262.9	1,191.3	950.8

Total Revenues	$10,292.9	$8,086.5	$14,972.5	$15,221.7	$16,454.1

Net Income	$457.6	$111.9	$1,017.9	$1,227.3	$1,496.0
Net Income Per Share:
Basic	1.25	.31	2.79	3.31	3.99
Diluted	1.25	.31	2.78	3.29	3.97
Cash Dividends Declared Per Share	.69	.54	.82	1.65	1.84
Total Assets:
Truck and Other	6,355.9	6,137.7	6,219.4	6,599.9	6,296.2
Financial Services	7,878.2	8,431.3	10,030.4	10,710.3	9,811.2
Truck and Other Long-Term Debt	173.5	172.3	19.3	23.6	20.2
Financial Services Debt	5,102.5	5,900.5	7,465.5	7,852.2	7,259.8
Stockholders' Equity	5,357.8	5,103.7	4,846.7	5,013.1	4,456.2
Ratio of Earnings to Fixed Charges	4.07x	1.57x	4.58x	5.36x	7.78x

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by The NASDAQ Stock Market LLC, and cash dividends declared. There were 2,159 record holders of the common stock at December 31, 2010.

	2010			2009
Quarter	CASH DIVIDENDS DECLARED	STOCK PRICE		CASH DIVIDENDS DECLARED	STOCK PRICE
		HIGH	LOW		HIGH	LOW
First	$.09	$43.64	$33.79	$.18	$32.04	$20.89
Second	.09	47.81	38.66	.18	35.83	26.14
Third	.09	47.90	38.95	.09	39.74	29.13
Fourth	.12	57.49	47.32	.09	39.68	35.31
Year-End Extra	.30

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2010
Truck and Other:
Net sales and revenues	$1,984.3	$2,224.8	$2,304.2	$2,811.8
Cost of sales and revenues	1,767.8	1,954.9	2,019.2	2,456.9
Research and development	54.8	58.4	59.9	65.4
Financial Services:
Revenues	246.4	239.3	238.3	243.8
Interest and other borrowing expenses	57.1	54.5	51.8	49.6
Depreciation and other (a)	121.3	110.9	110.3	109.1
Net Income	68.3	99.6	119.9	169.8
Net Income Per Share:
Basic	$.19	$.27	$.33	$.46
Diluted	.19	.27	.33	.46

2009
Truck and Other:
Net sales and revenues	$1,730.4	$1,602.3	$1,758.5	$1,985.5
Cost of sales and revenues	1,561.1	1,492.8	1,646.5	1,783.0
Research and development	52.3	52.8	43.4	50.7
Financial Services:
Revenues	255.8	246.6	252.5	254.9
Interest and other borrowing expenses	91.3	73.0	66.7	60.8
Depreciation and other (a)	105.3	112.8	123.6	114.4
Net Income	26.3	26.5	13.0	46.1
Net Income Per Share:
Basic	$.07	$.07	$.04	$.13
Diluted	.07	.07	.04	.13

(a)	Amounts reflect certain reclassifications to conform with current year presentation. See Note A in the notes to the consolidated financial statements.

MARKET RISKS AND DERIVATIVE INSTRUMENTS

(currencies in millions)

Interest-Rate Risks - See Note O for a description of the Company’s hedging programs and exposure to interest-rate fluctuations. The Company measures its interest-rate risk by estimating the amount by which the fair value of interest rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

Fair Value Gains (Losses)	2010	2009
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(5.7)	$(2.4)
TRUCK AND OTHER:
Liabilities
Fixed-rate long-term debt	5.2	6.8
FINANCIAL SERVICES:
Assets
Fixed-rate loans	(40.2)	(40.1)
Liabilities
Fixed-rate term debt	30.9	39.7
Interest rate swaps related to financial services debt	37.0	30.8

Total	$27.2	$34.8

Currency Risks - The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (See Note O for additional information concerning these hedges). Based on the Company’s sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $15.0 related to contracts outstanding at December 31, 2010, compared to a loss of $24.0 at December 31, 2009. These amounts would be largely offset by changes in the values of the underlying hedged exposures.