Form 10-K, Exhibit 13
period 2011-12-31
PACCAR INC
filed 2012-02-29
CIK 75362

Exhibit 13

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock, to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of two industry peer groups of companies identified in the graph (the Current Peer Group Index and the Prior Peer Group Index) for the last five fiscal years ending December 31, 2011. Effective January 1, 2011, the Company revised its peer group to better reflect global manufacturing and the cyclicality of the commercial vehicle industry. Standard & Poor’s has calculated a return for each company in both the Current Peer Group Index and the Prior Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the peer group indices provides a better comparison than other indices available. The Current Peer Group Index consists of AGCO Corporation, Caterpillar Inc., Cummins Inc., Dana Holding Corporation, Deere & Company, Eaton Corporation, Meritor Inc., Navistar International Corp., Oshkosh Corporation, Scania AB and AB Volvo. The Prior Peer Group Index consists of Caterpillar Inc., Cummins Inc., Danaher Corporation, Deere & Company, Dover Corporation, Eaton Corporation, Harley-Davidson, Inc., Honeywell International Inc., Illinois Tool Works Inc., Ingersoll-Rand Company Ltd. and United Technologies Corporation. The comparison assumes that $100 was invested on December 31, 2006 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2006	2007	2008	2009	2010	2011
PACCAR Inc	100	129.80	69.63	89.91	144.20	97.35
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
Current Peer Group Index	100	146.02	68.16	100.58	176.38	149.33
Prior Peer Group Index	100	128.24	75.57	104.09	145.81	138.47

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

OVERVIEW:

PACCAR is a global technology company whose Truck segment includes the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. In North America, trucks are sold under the Kenworth and Peterbilt nameplates, in Europe, under the DAF nameplate and in Australia and South America under the Kenworth and DAF nameplates. The Company’s Financial Services segment (PFS) derives its earnings primarily from financing or leasing PACCAR products in the U.S., Canada, Mexico, Europe and Australia. The Company’s Other business is the manufacturing and marketing of industrial winches.

Consolidated net sales and revenues of $16.36 billion in 2011 were the second highest in the Company’s history. Consolidated net sales and revenues in 2011 increased 59% from $10.29 billion in 2010, mainly due to higher truck deliveries and record aftermarket parts sales. Truck unit sales increased in 2011 to 138,000 units from 79,000 units in 2010, reflecting higher industry retail sales and record truck market share in North America and Europe.

In 2011, PACCAR earned net income for the 73rd consecutive year. Net income in 2011 was $1,042.3 million ($2.86 per diluted share) an increase of 128% from $457.6 million ($1.25 per diluted share) in 2010 due to higher sales and margins in the Truck segment and improved Financial Services segment results.

During the past year, the Company acquired land and began construction of a new 300,000 square-foot DAF assembly facility in Ponta Grossa, Brasil. When completed in 2013, this world-class facility will provide a platform for the introduction of DAF’s full product range in Brasil and contribute to sales growth in other South American markets. The Company expanded its office in China in 2011 to support increased component purchases for production and aftermarket operations. The Company opened a technical center in Pune, India in late 2011 focused on engineering, information technology and component sourcing for worldwide production and aftermarket operations. Research and development and capital were invested in new Peterbilt, Kenworth and DAF products, new engine technologies, manufacturing efficiencies and the opening of a new parts distribution center (PDC) in Moscow, Russia. The Company now has fifteen PDCs strategically located to support truck customers in North America, Europe, Australia and South America.

The PACCAR Financial Services group of companies has operations covering three continents and 21 countries. The global breadth of PFS and its rigorous credit application process support a portfolio of loans and leases with total assets of $9.4 billion that earned a pretax profit of $236.4 million. PFS issued $982.4 million in medium-term notes during the year to pay off maturing debt and support portfolio growth.

Truck Outlook

Industry retail sales in the U.S. and Canada in 2012 are expected to increase from 197,000 units in 2011 to 210,000–240,000 units, primarily due to the ongoing replacement of the aging industry fleet. In Europe, the 2012 market size of above 15-tonne vehicles is expected to be 210,000–240,000 units, lower than the 244,000 trucks in 2011 due to slowing economies in the Eurozone reflecting the ongoing European sovereign debt crisis.

Capital investments in 2012 are expected to be $450 to $550 million. Research and development (R&D) in 2012 is expected to be $275 to $325 million. Capital investments and R&D in 2012 will focus on construction of the factory in Brasil as well as comprehensive product development programs. See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

Financial Services Outlook

Average earning assets in 2012 are projected to grow due to new business financing from truck sales being greater than portfolio runoff. The Company’s customers are benefiting from increased freight tonnage, higher freight rates and fleet utilization that are contributing to improvements in customers’ profitability and cash flow. If current freight transportation conditions continue, past-due accounts, truck repossessions and net charge-offs in 2012 could be comparable to or improve slightly from 2011. See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

RESULTS OF OPERATIONS

($ in millions, except per share data) Year ended December 31,	2011	2010	2009
Net sales and revenues:
Truck	$15,207.7	$9,237.3	$6,994.0
Other	118.2	87.8	82.7

Truck and Other	15,325.9	9,325.1	7,076.7
Financial Services	1,029.3	967.8	1,009.8

	$16,355.2	$10,292.9	$8,086.5

Income (loss) before income taxes:
Truck	$1,258.8	$501.0	$25.9
Other	(26.5)	(15.3)	42.2

Truck and Other	1,232.3	485.7	68.1
Financial Services	236.4	153.5	84.6
Investment income	38.2	21.1	22.3
Income taxes	(464.6)	(202.7)	(63.1)

Net Income	$1,042.3	$457.6	$111.9

Diluted Earnings Per Share	$2.86	$1.25	$.31

Return on Revenues	6.4%	4.4%	1.4%

The following provides an analysis of the results of operations for the two reportable segments, Truck and Financial Services. Where possible, the Company has quantified the factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company’s results of operations.

2011 Compared to 2010:

Truck

The Company’s truck segment accounted for 93% and 90% of revenues in 2011 and 2010, respectively.

($ in millions) Year ended December 31,	2011	2010	% change
Truck net sales and revenues:
U.S. and Canada	$8,162.9	$4,419.2	85
Europe	4,799.8	3,190.2	50
Mexico, South America, Australia and other	2,245.0	1,627.9	38

	$15,207.7	$9,237.3	65

Truck income before income taxes	$1,258.8	$501.0	151

The Company’s worldwide truck and parts sales and revenues increased due to higher market demand, primarily in the U.S. and Canada and Europe.

The increase in Truck segment income before income taxes was due to higher truck unit sales and margin and higher aftermarket parts sales and margins, partially offset by increases in R&D and selling, general and administrative (SG&A) expenses to support a higher level of business activity. 2011 truck income before income taxes was also affected by the translation of stronger foreign currencies, primarily the euro. The translation effect of all currencies increased 2011 income before income taxes by $28.1 million compared to 2010.

The Company’s new truck deliveries are summarized below:

Year ended December 31,	2011	2010	% change
United States	59,400	29,100	104
Canada	10,500	6,100	72

U.S. and Canada	69,900	35,200	99
Europe	51,100	31,200	64
Mexico, South America, Australia and other	17,000	12,400	37

Total units	138,000	78,800	75

The truck market in the U.S. and Canada in 2011 improved from the recessionary levels of 2010, reflecting higher freight volumes and the need to replace an aging truck fleet. Industry retail sales in the heavy-duty market in U.S. and Canada increased to 197,000 units in 2011 compared to 126,000 units in 2010. The Company’s heavy-duty truck retail market share was a record 28.1% in 2011 compared to 24.1% in 2010, reflecting overall strong demand for the Company’s premium products and increased deliveries to large fleet customers. The medium-duty market was 61,000 units in 2011 compared to 41,000 units in 2010. The Company’s medium-duty market share was 12.4% in 2011 compared to 13.5% in 2010.

The 15-tonne and above truck market in Western and Central Europe was 244,000 units compared to 183,000 units in 2010. The Company’s market share was a record 15.5% in 2011 compared to 15.2% in 2010, reflecting improvement in the U.K., Germany and Central Europe. DAF market share in the 6- to 15-tonne market in 2011 was 8.9%, compared to 7.7% in 2010. The 6- to 15-tonne market in 2011 was 57,000 units, compared to 51,000 units in 2010.

Sales and revenues in Mexico, South America, Australia and other markets increased in 2011 primarily due to higher new truck deliveries in Mexico and the Andean region of South America.

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2011 and 2010 follow:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2010	$9,237.3	$8,125.5	$1,111.8
Increase (decrease)
Truck delivery volume	4,739.9	4,050.5	689.4
Average truck sales prices	567.7		567.7
Average per truck material, labor, and other direct costs		303.4	(303.4)
Factory overhead, warehouse and other indirect costs		273.6	(273.6)
Aftermarket parts volume	258.8	157.8	101.0
Average aftermarket parts sales prices	69.5		69.5
Average aftermarket parts direct costs		41.8	(41.8)
Currency translation	334.5	289.4	45.1

Total increase	5,970.4	5,116.5	853.9

2011	$15,207.7	$13,242.0	$1,965.7

•

The higher truck delivery volume reflects improved truck markets and higher market share. The increased demand for trucks also resulted in higher average truck sales prices which increased sales by $567.7 million.

•	Cost of sales increased $303.4 million due to a higher average cost per truck, primarily from the effect of EPA 2010 engines in the U.S. and Canada.

•

Factory overhead, warehouse and other indirect costs increased $273.6 million primarily due to higher salaries and related costs ($169.4 million) and manufacturing supplies and maintenance ($84.8 million) to support higher production levels.

•

Aftermarket parts volume benefited from stronger retail markets, reflecting improving freight volumes and aging truck fleets. This higher market demand resulted in increased aftermarket parts sales volume of $258.8 million and related cost of sales of $157.8 million.

•	Average aftermarket parts sales prices increased by $69.5 million reflecting improved price realization from improved market demand.

•	Average aftermarket parts costs increased $41.8 million from higher material costs.

•	The currency translation effect on sales and cost of sales primarily reflects a stronger euro.

Net sales and revenues and gross margins for truck units and aftermarket parts are provided below. The aftermarket parts gross margin includes direct revenues and costs, but excludes certain Truck segment costs.

($ in millions) Year ended December 31,	2011	2010	% change
Truck net sales and revenues:
Trucks	$12,630.7	$7,042.9	79
Aftermarket parts	2,577.0	2,194.4	17

	$15,207.7	$9,237.3	65
Gross margin:
Trucks	$1,072.8	$366.1	193
Aftermarket parts	892.9	745.7	20

	$1,965.7	$1,111.8	77
Gross margin %:
Trucks	8.5%	5.2%
Aftermarket parts	34.7%	34.0%

	12.9%	12.0%

Truck gross margins in 2011 reflect the benefits of higher market demand and increased absorption of fixed costs resulting from higher truck production. Aftermarket parts gross margins in 2011 benefited from higher price realization from improved market demand.

Truck R&D expenditures increased to $287.5 million in 2011 from $238.2 million in 2010. The higher spending in 2011 reflects increased new product development activities, primarily for new truck products for North America and Europe and $8.3 million from higher foreign currencies, primarily the euro.

Truck SG&A was $415.1 million in 2011 compared to $368.3 million in 2010. The higher spending is due to higher salaries and related expenses of $51.4 million (including $10.1 million from the effect of foreign currencies) to support higher levels of business activity. As a percentage of sales, SG&A decreased to 2.7% in 2011 from 4.0% in 2010 due to higher sales volumes and ongoing cost control.

Financial Services

($ in millions) Year ended December 31,	2011	2010	% change
New loan and lease volume:
U.S. and Canada	$2,523.1	$1,409.4	79
Europe	933.5	593.7	57
Mexico and Australia	604.4	473.0	28

	$4,061.0	$2,476.1	64
New loan and lease volume by product:
Loans and finance leases	$3,117.2	$1,975.1	58
Equipment on operating lease	943.8	501.0	88

	$4,061.0	$2,476.1	64
New loan and lease unit volume:
Loans and finance leases	35,200	24,100	46
Equipment on operating lease	9,500	5,600	70

	44,700	29,700	51
Average earning assets:
U.S. and Canada	$4,595.0	$4,320.6	6
Europe	2,234.9	1,944.5	15
Mexico and Australia	1,445.1	1,303.2	11

	$8,275.0	$7,568.3	9
Average earning assets by product:
Loans and finance leases	$5,291.0	$5,119.9	3
Dealer wholesale financing	1,220.4	899.1	36
Equipment on operating lease and other	1,763.6	1,549.3	14

	$8,275.0	$7,568.3	9
Revenues:
U.S. and Canada	$508.6	$491.6	3
Europe	313.0	286.6	9
Mexico and Australia	207.7	189.6	10

	$1,029.3	$967.8	6
Revenue by product:
Loans and finance leases	$373.2	$383.8	(3)
Dealer wholesale financing	49.9	37.8	32
Equipment on operating lease and other	606.2	546.2	11

	$1,029.3	$967.8	6

Income before income taxes	$236.4	$153.5	54

In 2011, new loan and lease volume increased 64% to $4.06 billion from $2.48 billion in 2010, reflecting increased new PACCAR truck sales, increased finance market share and a higher average amount financed per unit. PFS increased its finance market share on new PACCAR trucks to 31% in 2011 from 28% in the prior year.

The increase in PFS revenues to $1.03 billion in 2011 from $.97 billion in 2010 primarily resulted from higher average earning asset balances and the impact of stronger foreign currencies, partially offset by lower yields. PFS income before income taxes increased to $236.4 million in 2011 compared to $153.5 million in 2010 primarily due to higher finance and lease margins as noted below and a lower provision for losses on receivables.

The major factors for the change in interest and fees, interest and other borrowing expenses and finance margin for the year ended December 31, 2011 are outlined in the table below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2010	$421.6	$213.0	$208.6
Increase (decrease)
Average finance receivables	21.8		21.8
Yields	(32.1)		(32.1)
Average debt balances		15.5	(15.5)
Borrowing rates		(53.4)	53.4
Currency translation	11.8	6.2	5.6

Total increase (decrease)	1.5	(31.7)	33.2

2011	$423.1	$181.3	$241.8

•

Average finance receivables increased $319.2 million (net of $173.2 million of foreign exchange effects) from an increase in dealer wholesale financing, primarily in the U.S. and Canada and Europe as well as retail portfolio new business volume exceeding repayments.

•	Lower market rates resulted in lower portfolio yields.

•	Average debt balances increased $409.0 million in 2011, reflecting funding needed for a higher average finance receivable portfolio.

•	Borrowing rates declined in 2011 due to lower market interest rates.

•	Currency translation primarily relates to the stronger euro.

The following table summarizes operating lease, rental and other income and depreciation and other expense:

($ in millions) Year ended December 31,	2011	2010
Operating lease revenues	$567.0	$498.7
Used truck sales and other	39.2	47.5

Operating lease, rental and other income	$606.2	$546.2

Depreciation of equipment on operating leases	$346.6	$325.6
Vehicle operating expenses	103.2	92.1
Cost of used truck sales and other	26.4	33.9

Depreciation and other expense	$476.2	$451.6

The major factors for the changes in operating lease, rental and other income, depreciation and other expense and lease margin for the year ended December 31, 2011 are outlined in the table below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER INCOME	DEPRECIATION AND OTHER	LEASE MARGIN
2010	$546.2	$451.6	$94.6
Increase (decrease)
Operating lease impairments		(3.8)	3.8
Results on returned lease assets		(19.5)	19.5
Average operating lease assets	34.3	27.8	6.5
Revenue and cost per asset	21.8	17.6	4.2
Currency translation and other	3.9	2.5	1.4

Total increase	60.0	24.6	35.4

2011	$606.2	$476.2	$130.0

•	The decrease in operating lease impairments and improved results on trucks returned from leases in 2011 reflect higher used truck prices.

•

Average operating lease assets increased $214.3 million in 2011, which increased income by $34.3 million and related depreciation on operating leases by $27.8 million, as a result of higher volume of equipment placed in service reflecting higher demand for leased vehicles.

•

Higher truck transportation demand also resulted in an increase in revenues per asset in 2011. The increase in revenue consisted of higher asset utilization (the proportion of available operating lease units that are being leased) of $4.4 million, higher lease rates of $13.5 million and higher fuel and service revenue of $3.9 million. The 2011 increase in costs per asset of $17.6 million is due to higher vehicle operating expenses, including higher fuel costs and variable costs from higher asset utilization levels.

The following table summarizes the provision for losses on receivables and net charge-offs:

	2011		2010
($ in millions)	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES
U.S. and Canada	$6.7	$3.8	$35.7	$21.0
Europe	15.3	17.9	27.2	20.9
Mexico and Australia	23.0	19.7	20.4	19.1

	$45.0	$41.4	$83.3	$61.0

The provision for losses on receivables for 2011 declined $19.6 million compared to 2010 due to generally improving economic conditions which have improved the profitability and cash flow for many of the Company’s customers in the transportation industry, particularly in the U.S. and Canada.

At December 31,	2011	2010
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	1.1%	2.1%
Europe	1.0%	2.5%
Mexico and Australia	3.4%	5.8%
Total	1.5%	3.0%

Worldwide PFS accounts 30+ days past due at December 31, 2011 of 1.5% improved from 3.0% at December 31, 2010. Included in the U.S. and Canada past-due percentage of 1.1% is .8% from one large customer. Excluding that customer, worldwide PFS accounts 30+ days past due at December 31, 2011 would have been ..9%. At December 31, 2011, the Company had $27.9 million of specific loss reserves for this large customer and other accounts considered at risk. The Company remains focused on minimizing past-due balances.

When the Company modifies a 30+ days past-due account, the customer is generally considered current under the revised contractual terms. During the fourth quarter of 2011, the Company modified $4.5 million of accounts worldwide that were 30+ days past-due that became current at the time of modification. Had these accounts not been modified and continued to not make payments, worldwide PFS accounts 30+ days past due of 1.5% at December 31, 2011 would have remained at 1.5%. During the fourth quarter of 2010, the Company modified $20.8 million of accounts worldwide that were 30+ days past due that became current at the time of modification. Had these accounts not been modified and continued to not make payments, worldwide PFS accounts 30+ days past due of 3.0% would have been 3.3%. Modifications of accounts in prior quarters that were more than 30 days past due at the time of modification are included in past-dues as of December 31, 2011 and 2010 if they were not performing under the modified terms. The effect on the allowance for credit losses from such modifications was not significant at December 31, 2011 and 2010.

Of the $4.5 million modified accounts in the fourth quarter of 2011 that were 30+ days past due at the time of modification, $4.4 million were in Mexico and Australia. Had these accounts in Mexico and Australia not been modified and the customers continued to not make payments, past-dues of 3.4% in Mexico and Australia would have been 3.8%. Of the $20.8 million modified accounts in the fourth quarter of 2010 that were 30+ days past due at the time of modification, $14.2 million were in Mexico and Australia. Had these accounts in Mexico and Australia not been modified and the customers continued to not make payments, past-dues of 5.8% in Mexico and Australia would have been 6.8%.

The Company’s 2011 pretax return on revenue for Financial Services increased to 23.0% from 15.9% in 2010 primarily due to higher finance and lease margins. The higher finance margin reflects a lower cost of funds and a larger finance receivable portfolio. The higher lease margin is primarily due to improved results on the sales of operating lease units.

Other

Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Sales represent approximately 1% of consolidated net sales and revenues for 2011 and 2010. Other SG&A was $37.7 million in 2011 and $24.5 million in 2010. The increase is primarily due to higher salaries and related expenses of $12.1 million. Other income (loss) before tax was a loss of $26.5 million in 2011 compared to a loss of $15.3 million in 2010.

Investment income was $38.2 million in 2011 compared to $21.1 million in 2010. The higher investment income in 2011 reflects higher average investment balances and higher yields on investments.

The 2011 effective income tax rate of 30.8% was comparable to 30.7% in 2010.

($ in millions) Year ended December 31,	2011	2010
Domestic income before taxes	$607.0	$186.3
Foreign income before taxes	899.9	474.0

Total income before taxes	$1,506.9	$660.3

Domestic pre-tax return on revenues	8.2%	4.4%
Foreign pre-tax return on revenues	10.0%	7.8%

Total pre-tax return on revenues	9.2%	6.4%

The improvements in income before income taxes and return on revenues for both domestic and foreign operations were primarily due to a higher return on revenues in truck operations.

2010 Compared to 2009:

Truck

PACCAR’s Truck segment accounted for 90% and 86% of revenues in 2010 and 2009, respectively.

($ in millions) Year ended December, 31	2010	2009	% change
Truck net sales and revenues:
U.S. and Canada	$4,419.2	$3,566.0	24
Europe	3,190.2	2,520.2	27
Mexico, Australia and other	1,627.9	907.8	79

	$9,237.3	$6,994.0	32

Truck income before income taxes	$501.0	$25.9	*

*	Percentage not meaningful

PACCAR’s worldwide truck sales and revenues increased to $9.24 billion in 2010 from $6.99 billion in 2009 due to higher market demand in all markets attributable to improving global economic conditions.

Truck segment income before income taxes increased to $501.0 million in 2010 from $25.9 million in 2009 from higher truck unit and aftermarket parts sales and margins in all markets, partially offset by increased R&D and higher SG&A spending. 2010 truck income before income taxes was also affected by the translation of stronger foreign currencies, primarily the Canadian and Australian dollars offset by a weaker euro and British pound. The translation effect of all currencies increased 2010 income before income taxes by $15.1 million compared to 2009.

The Company’s new truck deliveries are summarized below:

Year ended December 31,	2010	2009	% change
United States	29,100	28,300	3
Canada	6,100	4,400	39

U.S. and Canada	35,200	32,700	8
Europe	31,200	22,200	41
Mexico, Australia and other	12,400	6,100	103

Total units	78,800	61,000	29

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

In Europe, 2010 net sales and revenues increased to $3.19 billion from $2.52 billion in 2009. The 15-tonne and above truck market in Western and Central Europe was 183,000 units compared to 168,000 units in 2009. The Company’s market share was 15.2% in 2010 compared to 14.8% in 2009. DAF market share in the 6- to 15-tonne market in 2010 was 7.7%, compared to 9.3% in 2009. The 6- to 15-tonne market in 2010 was 51,000 units, comparable to 2009.

Net sales and revenues in Mexico, Australia and other countries outside the Company’s primary markets increased to $1.63 billion in 2010 from $.91 billion in 2009 primarily due to higher sales from new truck deliveries in Mexico ($.44 billion) and Australia ($.19 billion) reflecting higher market demand.

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2010 and 2009 follow:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2009	$6,994.0	$6,414.9	$579.1
Increase (decrease)
Truck delivery volume	1,410.7	1,189.3	221.4
Average truck sales prices	523.1		523.1
Average per truck material, labor, and other direct costs		256.5	(256.5)
Factory overhead, warehouse and other indirect costs		89.7	(89.7)
Aftermarket parts volume	266.7	176.0	90.7
Average aftermarket parts sales prices	51.3		51.3
Average aftermarket parts direct costs		12.5	(12.5)
Currency translation	(8.5)	(13.4)	4.9

Total increase	2,243.3	1,710.6	532.7

2010	$9,237.3	$8,125.5	$1,111.8

•	The higher truck delivery volume reflects improved market demand which also resulted in an increase of $523.1 million from higher average truck sales prices.

•

In addition, there was an increase in cost of sales of $256.5 million due to a higher average cost per truck, primarily from the effect of higher content EPA 2010 emission vehicles in the U.S. and Canada.

•

Factory overhead, warehouse and other indirect costs increased $89.7 million primarily due to higher supplies and maintenance ($38.6 million) and salaries and related costs ($16.5 million) to support higher production levels.

•	Higher market demand also improved aftermarket parts sales volume by $266.7 million and related cost of sales by $176.0 million.

•	Average aftermarket parts sales prices increased by $51.3 million reflecting improved price realization.

•	The currency translation effect on sales and cost of sales was not significant as a weaker euro and British pound was offset by stronger Canadian and Australian dollars.

Net sales and revenues and gross margins for truck units and aftermarket parts are summarized below. The aftermarket parts gross margin includes direct revenues and costs, but excludes certain truck costs.

($ in millions) Year ended December 31,	2010	2009	% change
Truck net sales and revenues:
Trucks	$7,042.9	$5,103.3	38
Aftermarket parts	2,194.4	1,890.7	16

	$9,237.3	$6,994.0	32
Gross margin:
Trucks	$366.1	$(46.6)	*
Aftermarket parts	745.7	625.7	19

	$1,111.8	$579.1	92
Gross margin %:
Trucks	5.2%	(.9)%
Aftermarket parts	34.0%	33.1%

	12.0%	8.3%

*	Percentage not meaningful

Total Truck segment gross margins for 2010 increased primarily as a result of higher truck gross margins. Gross margins on trucks increased to 5.2% in 2010, reflecting higher average truck selling prices from increased market demand and increased absorption of fixed costs resulting from the increase in truck production. 2010 aftermarket parts gross margins increased due to improved price realization.

Truck R&D expenditures increased to $238.2 million in 2010 from $198.5 million in 2009. The higher spending reflects increased new product development activities, primarily new truck products for North America and Europe.

Truck SG&A was $368.3 million in 2010 compared to $341.4 million in 2009. The higher spending is primarily due to higher salaries and related expenses ($22.8 million) and sales and marketing activities ($3.4 million), partially offset by lower severance costs ($5.0 million). As a percentage of sales, SG&A decreased to 4.0% in 2010 from 4.9% in 2009 due to higher sales volumes.

Financial Services

($ in millions) Year ended December 31,	2010	2009	% change
New loan and lease volume:
U.S. and Canada	$1,409.4	$1,175.0	20
Europe	593.7	433.5	37
Mexico and Australia	473.0	306.1	55

	$2,476.1	$1,914.6	29
New loan and lease volume by product:
Loans and finance leases	$1,975.1	$1,395.1	42
Equipment on operating lease	501.0	519.5	(4)

	$2,476.1	$1,914.6	29
New loan and lease unit volume:
Loans and finance leases	24,100	18,300	32
Equipment on operating lease	5,600	5,900	(5)

	29,700	24,200	23
Average earning assets:
U.S. and Canada	$4,320.6	$4,795.5	(10)
Europe	1,944.5	2,535.9	(23)
Mexico and Australia	1,303.2	1,321.9	(1)

	$7,568.3	$8,653.3	(13)
Average earning assets by product:
Loans and finance leases	$5,119.9	$5,904.1	(13)
Dealer wholesale financing	899.1	1,221.2	(26)
Equipment on operating lease	1,549.3	1,528.0	1

	$7,568.3	$8,653.3	(13)
Revenues:
U.S. and Canada	$491.6	$501.8	(2)
Europe	286.6	318.5	(10)
Mexico and Australia	189.6	189.5

	$967.8	$1,009.8	(4)
Revenue by product:
Loans and finance leases	$383.8	$449.3	(15)
Dealer wholesale financing	37.8	52.5	(28)
Equipment on operating lease and other	546.2	508.0	8

	$967.8	$1,009.8	(4)

Income before income taxes	$153.5	$84.6	81

In 2010, new loan and lease volume increased due to higher retail truck sales ($313.4 million) as well as higher average amounts financed per unit ($130.3 million). PFS increased its finance market share on new PACCAR trucks to 28% in 2010 from 26% in the prior year.

Decreased Financial Services revenues in 2010 primarily resulted from lower average earning asset balances in all markets. Financial Services income before income taxes increased to $153.5 million in 2010 compared to $84.6 million in 2009. The increase of $68.9 million was primarily due to higher lease margin of $42.7 million and a lower provision for losses on receivables of $29.8 million.

The major factors for the change in interest and fees, interest and other borrowing expenses and finance margin for the year ended December 31, 2010 are outlined in the table below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2009	$501.8	$291.8	$210.0
Increase (decrease)
Average finance receivables	(86.2)		(86.2)
Yields	(3.0)		(3.0)
Average debt balances		(58.9)	58.9
Borrowing rates		(23.9)	23.9
Currency translation	9.0	4.0	5.0

Total decrease	(80.2)	(78.8)	(1.4)

2010	$421.6	$213.0	$208.6

•

Lower average finance receivables in 2010 ($1.11 billion) resulted in $86.2 million of lower interest and fee income. The lower finance receivables result from retail portfolio repayments exceeding new business volume as well as a decrease in average wholesale financing ($322.1 million) due to lower dealer inventory balances.

•

Average debt balances declined in 2010 by $1.35 billion resulting in $58.9 million of lower interest and other borrowing expenses. The lower average debt balances reflect a lower level of funding needed for a smaller financial services portfolio.

•	Borrowing rates declined in 2010 due to lower market interest rates.

•	Currency translation, primarily the stronger Australian and Canadian dollars, increased interest and fees by $9.0 million and interest and other borrowing expense by $4.0 million, respectively.

The following table summarizes operating lease, rental and other income and depreciation and other expense.

($ in millions) Year ended December 31,	2010	2009
Operating lease revenues	$498.7	$470.6
Used truck sales and other	47.5	37.4

Operating lease, rental and other income	$546.2	$508.0

Depreciation of equipment on operating leases	$325.6	$344.8
Vehicle operating expenses	92.1	87.4
Cost of used truck sales and other	33.9	23.9

Depreciation and other expense	$451.6	$456.1

The major factors for the change in operating lease, rental and other income, depreciation and other expense and lease margin for the year ended December 31, 2010 are outlined in the table below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER INCOME	DEPRECIATION AND OTHER	LEASE MARGIN
2009	$508.0	$456.1	$51.9
Increase (decrease)
Operating lease impairments		(23.9)	23.9
Results on returned lease assets		(16.3)	16.3
Used trucks taken on trade package	12.7	12.6	.1
Average operating lease assets	3.4	2.9	.5
Revenue and cost per asset	29.7	27.4	2.3
Currency translation	(5.6)	(4.6)	(1.0)
Insurance and other	(2.0)	(2.6)	.6

Total increase (decrease)	38.2	(4.5)	42.7

2010	$546.2	$451.6	$94.6

•	Operating lease impairments decreased $23.9 million in 2010 due to improving used truck prices ($17.5 million) and fewer losses on repossessed operating lease equipment ($6.4 million).

•

Results on sales of trucks returned from leases improved $16.3 million in 2010 also reflecting higher used truck prices as a result of the increased demand for used trucks in an improving global economy.

•	The $12.7 million increase in trucks taken on trade and associated cost of $12.6 million are due to an increase in the volume of trucks sold.

•	Higher average operating lease assets in 2010 ($21.3 million) increased income by $3.4 million and related depreciation on operating leases by $2.9 million.

•

Higher truck market demand resulted in an increase in revenues per asset in 2010 of $29.7 million. The increase in revenue consisted of higher asset utilization (the proportion of available operating lease units that are being leased) of $13.5 million, higher lease rates of $10.7 million and higher fuel and service revenue of $5.5 million.

•	The 2010 increase in costs per asset of $27.4 million is due to higher vehicle operating expenses, including higher fuel costs and variable costs from higher asset utilization levels.

The following table summarizes the provision for losses on receivables and net charge-offs.

	2010		2009
($ in millions)	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES
U.S. and Canada	$35.7	$21.0	$63.1	$49.0
Europe	27.2	20.9	30.8	28.8
Mexico and Australia	20.4	19.1	14.3	13.0

	$83.3	$61.0	$108.2	$90.8

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

At December 31,	2010	2009
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	2.1%	1.8%
Europe	2.5%	4.4%
Mexico and Australia	5.8%	9.6%
Total	3.0%	3.8%

Worldwide PFS accounts 30+ days past due at December 31, 2010 of 3.0% improved from 3.8% at December 31, 2009, reflecting improvements in Europe, Mexico and Australia, partially offset by a slight increase in the U.S. and Canada. Included in the U.S. and Canada past-due percentage of 2.1% is 1.1% from one large customer. Excluding that customer, worldwide PFS accounts 30+ days past due at December 31, 2010 would have been 2.3%. At December 31, 2010, the Company had $34.9 million of specific loss reserves for this large customer and other accounts considered at risk. The Company continues to focus on reducing past-due balances. When the Company modifies a 30+ days past-due account, the customer is generally considered current under the revised contractual terms. The effect on total 30+ days past-dues from such modifications was not significant at December 31, 2010 and 2009.

The Company’s 2010 pretax return on revenue for Financial Services increased to 15.9% from 8.4% in 2009 primarily due to higher lease margin from lower operating lease impairments and a decline in losses on the sale of lease returns, and a lower provision for losses from improving portfolio quality.

Other

Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Sales represent approximately 1% of consolidated net sales and revenues for 2010 and 2009. Other SG&A was $24.5 million in 2010 and $7.1 million in 2009. The increase is primarily due to higher salaries and related expenses ($5.7 million), higher charitable contributions ($5.2 million), increased professional fees ($2.7 million) and higher travel and related costs ($1.2 million). Other income (loss) before tax was a loss of $15.3 million in 2010 compared to income of $42.2 million in 2009, primarily due to a one-time $66.0 million gain from the curtailment of postretirement benefits, partially offset by higher expense from economic hedges of $21.2 million in 2009 and higher SG&A in 2010.

The 2010 effective income tax rate was 30.7% compared to 36.1% in 2009. In 2009, a retroactive tax law change in Mexico increased income tax expense by $11.4 million and the effective tax rate by 6.5 percentage points. Excluding the Mexican tax law change, the effective tax rate in 2009 was 29.6%. The higher rate in 2010 reflects a lower proportion of tax benefits for research and development and other permanent differences.

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

LIQUIDITY AND CAPITAL RESOURCES:

($ in millions) At December 31	2011	2010	2009
Cash and cash equivalents	$2,106.7	$2,040.8	$1,912.0
Marketable debt securities	910.1	450.5	219.5

	$3,016.8	$2,491.3	$2,131.5

The Company’s total cash and marketable debt securities increased $525.5 million at December 31, 2011 primarily from an increase in marketable debt securities of $459.6 million.

The change in cash and cash equivalents is summarized below.

($ in millions) Year Ended December 31,	2011	2010	2009
Operating activities:
Net income	$1,042.3	$457.6	$111.9
Net income items not affecting cash	882.5	678.2	697.7
Changes in operating assets and liabilities, net	(332.2)	415.6	563.7

Net cash provided by operating activities	1,592.6	1,551.4	1,373.3
Net cash (used in) provided by investing activities	(2,419.0)	(467.1)	310.6
Net cash provided by (used in) financing activities	946.1	(960.4)	(1,816.2)
Effect of exchange rate changes on cash	(53.8)	4.9	89.1

Net increase (decrease) in cash and cash equivalents	65.9	128.8	(43.2)
Cash and cash equivalents at beginning of the year	2,040.8	1,912.0	1,955.2

Cash and cash equivalents at end of the year	$2,106.7	$2,040.8	$1,912.0

2011 Compared to 2010:

Operating activities: Cash provided by operations increased $41.2 million to $1.59 billion in 2011. The higher operating cash flow was primarily due to higher net income of $584.7 million and $363.7 million from higher purchases of goods and services in accounts payable and accrued expenses greater than payments compared to 2010. In addition, $141.0 million of additional operating cash flow was provided from higher current income tax provisions compared to payments in 2011 as opposed to a decrease in current income tax provisions compared to payments in 2010. Higher operating cash flow of $83.6 million was provided by higher warranty expenses than payments in 2011, reflecting increased truck production. These were partially offset by $366.1 million lower amount of cash provided from Truck segment trade receivables as billings exceeded collections reflecting normal trade terms on higher truck sales. In addition, $758.4 million of operating cash flow was used for increased Financial Services segment wholesale receivables, sales-type finance leases and dealer direct loans in 2011 reflecting higher truck sales compared to 2010.

Investing activities: Cash used in investing activities of $2.42 billion in 2011 increased $1.95 billion from the $467.1 million used in 2010. In 2011, there were higher new loan and lease originations of $942.7 million in the Financial Services segment due to increased retail sales from higher new truck demand. In addition, there were higher acquisitions of equipment on operating leases of $591.2 million from higher new truck demand. Net purchases of marketable securities were $238.1 million higher as the Company increased returns on available cash by investing in marketable debt securities with higher yields. Proceeds from asset disposals were $53.1 million lower in 2011, reflecting fewer used truck unit sales.

Financing activities: Cash provided by financing activities in 2011 of $946.1 million was $1.91 billion higher than the cash used in financing activities in 2010. This was primarily due to $1.64 billion from net borrowings on commercial paper and short-term bank loans in 2011 compared to net repayments in 2010 of $548.1 million and higher issuances of long-term debt of $458.5 million, partially offset by higher payments of term debt of $428.3 million and $337.6 million for higher stock repurchases. The higher cash inflow in financing reflects higher funding required for a growing financial services asset portfolio.

2010 Compared to 2009:

Operating activities: Cash provided by operations increased $178.1 million to $1.55 billion in 2010 compared to $1.37 billion in 2009. The higher operating cash flow was primarily due to higher net income of $345.7 million and $493.1 million from higher purchases of goods and services in accounts payable and accrued expenses greater than payments compared to 2009. Also, due to the improved funded status of its pension plans, pension contributions in 2010 were $112.7 million lower than in 2009. In addition, $113.4 million of additional operating cash flow was provided from higher income tax liabilities compared to payments in 2010 as opposed to a decrease in income tax liabilities compared to payments in 2009. This was partially offset by a lower amount of cash provided from Truck Segment trade receivables ($205.5 million) and Financial Services segment wholesale receivables ($642.9 million) in 2010 reflecting higher truck production compared to 2009.

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

Financing activities: The cash outflow from financing activities in 2010 of $960.4 million was $855.8 million lower than in 2009. This was primarily due to lower repayments of long term debt of $1,295.3 million and net repayments of commercial paper and bank loans of $241.7 million, partially offset by lower proceeds from term debt of $666.0 million. The lower overall cash outflow in financing reflects a smaller funding reduction in the financial services asset portfolio.

Credit Lines and Other:

The Company has line of credit arrangements of $3.55 billion, of which $3.31 billion was unused at the end of December 2011. Included in these arrangements are $3.0 billion of syndicated bank facilities. Of the $3.0 billion bank facilities, $1.0 billion matures in June 2012, $1.0 billion matures in June 2013 and $1.0 billion matures in June 2016. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2011.

In December 2011, PACCAR Inc filed a shelf registration under the Securities Act of 1933. The current registration expires in the fourth quarter of 2014 and does not limit the principal amount of debt securities that may be issued during the period. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2011 is $870.0 million.

In 2011, the Company completed the repurchase of $307.7 million of the Company’s common stock under authorizations approved in October 2007 and July 2008. In December 2011, PACCAR’s Board of Directors approved the repurchase of an additional $300.0 million of the Company’s common stock and as of December 31, 2011 $29.9 million of the shares have been repurchased pursuant to the authorization.

Truck and Other

The Company provides funding for working capital, capital expenditures, R&D, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future. Long-term debt totaled $150.0 million as of December 31, 2011.

Expenditures for property, plant and equipment in 2011 totaled $340.7 million compared to $168.4 million in 2010 as the Company increased its spending for tooling and factory equipment for new products. Over the last ten years, the Company’s combined investments in worldwide capital projects and research and development totaled $4.60 billion which have significantly increased operating capacity and efficiency and the quality of the Company’s premium products.

Capital spending in 2012 is expected to increase to approximately $450 to $550 million. The increased capital spending will accelerate comprehensive product development programs and geographic expansion, including building a new DAF factory in Brasil. Spending on R&D in 2012 is expected to be $275 to $325 million. PACCAR will continue to focus on new product programs, engine development and manufacturing efficiency improvements.

The Company conducts business in Spain, Italy, Portugal, Ireland and Greece which have been experiencing significant financial stress. As of December 31, 2011, the Company had finance and trade receivables in these countries of approximately 1% of consolidated total assets. As of December 31, 2011, the Company did not have any marketable debt security investments in corporate or sovereign government securities in these countries. In addition, the Company had no derivative counterparty credit exposures in these countries as of December 31, 2011.

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

In November 2009, the Company’s U.S. finance subsidiary, PACCAR Financial Corp. (PFC), filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2011 was $1.35 billion. The registration expires in 2012 and does not limit the principal amount of debt securities that may be issued during the period.

As of December 31, 2011, the Company’s European finance subsidiary, PACCAR Financial Europe, had €1.1 billion available for issuance under a €1.5 billion medium-term note program registered with the London Stock Exchange. The program was renewed in the second quarter of 2011 and is renewable annually through the filing of a new prospectus.

In April 2011, PACCAR Financial Mexico registered a 10.00 billion peso medium-term note and commercial paper program with the Comision Nacional Bancaria y de Valores. The registration expires in 2016 and limits the amount of commercial paper (up to one year) to 5.00 billion pesos. At December 31, 2011, 8.82 billion pesos remained available for issuance.

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2011:

	MATURITY
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Borrowings*	$4,339.2	$2,179.6	$129.6		$6,648.4
Purchase obligations	148.3	174.6	132.7	$66.0	521.6
Interest on term debt**	88.0	93.7	1.9		183.6
Operating leases	23.5	23.5	9.6	1.6	58.2
Other obligations	9.3	3.8	2.4	15.8	31.3

	$4,608.3	$2,475.2	$276.2	$83.4	$7,443.1

*	Borrowings also include commercial paper and other short-term debt.
**	Includes interest on fixed- and floating-rate term debt. Interest on floating-rate debt is based on the applicable market rates at December 31, 2011.

Of the $6.83 billion total cash commitments for borrowings and interest on term debt, $6.66 billion were related to the Financial Services segment. As described in Note I of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory and capital equipment. Other obligations include deferred cash compensation.

The Company’s other commitments include the following at December 31, 2011:

	COMMITMENT EXPIRATION
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Loan and lease commitments	$378.1				$378.1
Residual value guarantees	68.3	$209.3	$101.8	$12.6	392.0
Letters of credit	17.5				17.5

	$463.9	$209.3	$101.8	$12.6	$787.6

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

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided an accrual for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2011, 2010 and 2009 were $1.2 million, $1.3 million and $1.3 million, respectively. Management expects that these matters will not have a significant effect on the Company’s consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

The Company’s significant accounting policies are disclosed in Note A of the consolidated financial statements. In the preparation of the Company’s financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different from estimates used by management, may have a material impact on the financial statements.

Operating Leases

Trucks sold pursuant to agreements accounted for as operating leases are disclosed in Note E of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to seven years. The resulting residual values on operating leases generally range between 30% and 50% of original equipment cost. If the sales price of the trucks at the end of the term of the agreement differs from the Company’s estimate, a gain or loss will result.

Future market conditions, changes in government regulations and other factors outside the Company’s control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

During 2011, market values on equipment returning upon operating lease maturity were generally higher than the residual values on the equipment, resulting in a decrease in depreciation expense of $10.2 million. During 2009 and 2010, lower market values on equipment returning upon lease maturity, as well as impairments on existing operating leases, resulted in additional depreciation expense of $59.2 million and $13.1 million, respectively.

At December 31, 2011, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.42 billion. A 10% decrease in used truck values worldwide, expected to persist over the remaining maturities of the Company’s operating leases, would reduce residual values estimates and result in the Company recording approximately $36 million of additional depreciation per year.

Allowance for Credit Losses

The accounting for allowance for credit losses related to the Company’s loans and finance leases is disclosed in Note D of the consolidated financial statements. The Company determines the allowance for credit losses on financial services retail and wholesale receivables based on historical loss information, using past-due account data, current market conditions and expectations about the future. The allowance for credit losses consists of both a specific reserve and a general reserve based on estimates, including assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company specifically evaluates large retail and wholesale accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss. All other past-due customers and current accounts are evaluated as a group.

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

The adequacy of the allowance is evaluated quarterly based on the most recent information and expectations about the future. As accounts become past-due, the likelihood increases they will not be fully collected. The Company’s experience indicates the probability of not fully collecting past-due accounts ranges between 20% and 80%. Over the past three years, the Company’s year-end 30+ days past-due accounts have ranged between 1.5% and 3.8% of average loan and lease receivables. Historically, a 100 basis point increase in the 30+ days past-due percentage has resulted in an increase in future credit losses of 10 to 35 basis points of average receivables. Past-dues were 1.5% at December 31, 2011. If past-dues were 100 basis points higher or 2.5% as of December 31, 2011, the Company’s estimate of future credit losses would likely have increased by approximately $5 to $20 million depending on the extent of the past-dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

Product Warranty

Product warranty is disclosed in Note H of the consolidated financial statements. The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Management takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past three years, warranty expense as a percentage of net sales and revenues has ranged between 1.1% and 1.2%. For 2011, warranty expense was 1.1% of net sales and revenues. If warranty expense were .2% higher as a percentage of truck net sales and revenues in 2011, warranty expense would have increased by approximately $24 million.

Pension Benefits

Employee benefits are disclosed in Note L of the consolidated financial statements. The Company’s accounting for employee pension benefit costs and obligations is based on management assumptions about the future used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, long-term rates of return on plan assets, inflation rates, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable estimates of future events.

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

Because differences between actual results and the assumptions for returns on plan assets, retirement rates and mortality rates are accumulated and amortized into expense over future periods, management does not believe these differences or a typical percentage change in these assumptions worldwide would have a material effect on its financial results in the next year. The most significant assumption which could negatively affect pension expense is a decrease in the discount rate. If the discount rate was to decrease .5%, 2011 net pension expense would increase to $63.5 million from $48.2 million and the projected benefit obligation would increase $148.3 million to $1.96 billion from $1.81 billion.

Income Taxes

Income taxes are disclosed in Note M of the consolidated financial statements. The Company calculates income tax expense on pretax income based on current tax law. Deferred tax assets and liabilities are recorded for future tax consequences on temporary differences between recorded amounts in the financial statements and their respective tax basis. The determination of income tax expense requires management estimates and involves judgment regarding indefinitely reinvested foreign earnings, jurisdictional mix of earnings and future outcomes regarding tax law issues included in tax returns. The Company updates its assumptions on all of these factors each quarter as well as new information on tax laws and differences between estimated taxes and actual returns when filed. If the Company’s assessment of these matters changes, the effect is accounted for in earnings in the period the change is made.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; changes in the levels of the Financial Services segment new business volume due to unit fluctuations in new PACCAR truck sales; changes affecting the profitability of truck owners and operators; price changes impacting equipment costs and residual values; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations. A more detailed description of these and other risks is included under the heading Part 1, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2011	2010	2009
	(millions, except per share data)
TRUCK AND OTHER:
Net sales and revenues	$15,325.9	$9,325.1	$7,076.7
Cost of sales and revenues	13,341.8	8,198.8	6,483.4
Research and development	288.2	238.5	199.2
Selling, general and administrative	452.9	392.8	348.4
Curtailment gain			(66.0)
Interest and other expense, net	10.7	9.3	43.6

	14,093.6	8,839.4	7,008.6

Truck and Other Income Before Income Taxes	1,232.3	485.7	68.1
FINANCIAL SERVICES:
Interest and fees	423.1	421.6	501.8
Operating lease, rental and other income	606.2	546.2	508.0

Revenues	1,029.3	967.8	1,009.8

Interest and other borrowing expenses	181.3	213.0	291.8
Depreciation and other expense	476.2	451.6	456.1
Selling, general and administrative	94.0	88.7	86.5
Provision for losses on receivables	41.4	61.0	90.8

	792.9	814.3	925.2

Financial Services Income Before Income Taxes	236.4	153.5	84.6
Investment income	38.2	21.1	22.3

Total Income Before Income Taxes	1,506.9	660.3	175.0
Income taxes	464.6	202.7	63.1

Net Income	$1,042.3	$457.6	$111.9

Net Income Per Share
Basic	$2.87	$1.25	$.31

Diluted	$2.86	$1.25	$.31

Weighted average number of common shares outstanding
Basic	363.3	365.0	363.8

Diluted	364.4	366.2	364.9

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31,	2011	2010
	(millions)
TRUCK AND OTHER:
Current Assets
Cash and cash equivalents	$1,990.6	$1,982.0
Trade and other receivables, net	977.8	610.4
Marketable debt securities	910.1	450.5
Inventories, net	710.4	534.0
Other current assets	249.1	218.6

Total Truck and Other Current Assets	4,838.0	3,795.5
Equipment on operating leases, net	679.1	536.2
Property, plant and equipment, net	1,973.3	1,673.7
Other noncurrent assets, net	280.9	350.5

Total Truck and Other Assets	7,771.3	6,355.9

FINANCIAL SERVICES:
Cash and cash equivalents	116.1	58.8
Finance and other receivables, net	7,259.7	6,070.9
Equipment on operating leases, net	1,710.7	1,483.1
Other assets	314.9	265.4

Total Financial Services Assets	9,401.4	7,878.2

	$17,172.7	$14,234.1

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31,	2011	2010
	(millions)
TRUCK AND OTHER:
Current Liabilities
Accounts payable, accrued expenses and other	$2,377.4	$1,676.5
Current portion of long-term debt		23.5
Dividend payable	250.3

Total Truck and Other Current Liabilities	2,627.7	1,700.0
Long-term debt	150.0	150.0
Residual value guarantees and deferred revenues	712.0	563.8
Other liabilities	507.0	370.3

Total Truck and Other Liabilities	3,996.7	2,784.1

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	363.4	275.9
Commercial paper and bank loans	3,909.9	2,371.7
Term notes	2,595.5	2,730.8
Deferred taxes and other liabilities	942.8	713.8

Total Financial Services Liabilities	7,811.6	6,092.2

STOCKHOLDERS’ EQUITY:
Preferred stock, no par value - authorized 1.0 million shares, none issued
Common stock, $1 par value - authorized 1.2 billion shares; issued 356.8 million and 365.3 million shares	356.8	365.3
Additional paid-in capital	52.1	105.1
Retained earnings	5,174.5	4,846.1
Accumulated other comprehensive (loss) income	(219.0)	41.3

Total Stockholders’ Equity	5,364.4	5,357.8

	$17,172.7	$14,234.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2011	2010	2009
	(millions)
OPERATING ACTIVITIES:
Net Income	$1,042.3	$457.6	$111.9
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization:
Property, plant and equipment	196.5	189.9	188.0
Equipment on operating leases and other	477.3	433.3	463.7
Provision for losses on financial services receivables	41.4	61.0	90.8
Curtailment gain			(66.0)
Deferred taxes	224.1	46.3	159.7
Other, net	28.4	11.6	38.1
Pension and post-retirement contributions	(85.2)	(63.9)	(176.6)
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and cash equivalents:
Receivables:
Trade and other	(408.4)	(42.3)	163.2
Wholesale receivables on new trucks	(551.1)	(1.1)	641.8
Sales-type finance leases and dealer direct loans on new trucks	(141.3)	67.1	81.6
Inventories	(187.1)	96.6	53.4
Other assets, net	28.1	(48.2)	8.1
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	585.0	221.3	(271.8)
Residual value guarantees and deferred revenues	231.8	79.8	48.2
Other liabilities, net	110.8	42.4	(160.8)

Net Cash Provided by Operating Activities	1,592.6	1,551.4	1,373.3
INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(2,731.9)	(1,789.2)	(1,282.2)
Collections on retail loans and direct financing leases	2,121.0	2,039.3	2,083.0
Net (increase) decrease in wholesale receivables on used equipment	(18.1)	8.2	3.5
Marketable securities purchases	(1,614.2)	(757.5)	(288.3)
Marketable securities sales and maturities	1,142.4	523.8	245.5
Payments for property, plant and equipment	(340.7)	(168.4)	(127.7)
Acquisition of equipment for operating leases	(1,306.6)	(715.4)	(843.3)
Proceeds from asset disposals	339.0	392.1	520.1
Other, net	(9.9)

Net Cash (Used in) Provided by Investing Activities	(2,419.0)	(467.1)	310.6
FINANCING ACTIVITIES:
Cash dividends paid	(217.4)	(251.7)	(232.1)
Purchase of treasury stock	(337.6)
Stock compensation transactions	10.9	22.0	17.6
Net increase (decrease) in commercial paper and short-term bank loans	1,642.6	(548.1)	(789.8)
Proceeds from long-term debt	1,165.5	707.0	1,373.0
Payments on long-term debt	(1,317.9)	(889.6)	(2,184.9)

Net Cash Provided by (Used in) Financing Activities	946.1	(960.4)	(1,816.2)
Effect of exchange rate changes on cash	(53.8)	4.9	89.1

Net Increase (Decrease) in Cash and Cash Equivalents	65.9	128.8	(43.2)
Cash and Cash Equivalents at beginning of year	2,040.8	1,912.0	1,955.2

Cash and Cash Equivalents at end of year	$2,106.7	$2,040.8	$1,912.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31,	2011	2010	2009
	(millions, except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$365.3	$364.4	$363.1
Treasury stock retirement	(9.2)	(.4)
Stock compensation	.7	1.3	1.3

Balance at end of year	356.8	365.3	364.4

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	105.1	80.0	46.1
Treasury stock retirement	(82.7)	(17.0)
Stock compensation and tax benefit	29.7	42.1	33.9

Balance at end of year	52.1	105.1	80.0

TREASURY STOCK, AT COST:
Balance at beginning of year		(17.4)	(17.4)
Purchases, shares: 2011-9.2	(337.6)
Retirements	337.6	17.4

Balance at end of year			(17.4)

RETAINED EARNINGS:
Balance at beginning of year	4,846.1	4,640.5	4,724.7
Net income	1,042.3	457.6	111.9
Cash dividends declared on common stock, per share: 2011-$1.30; 2010-$.69; 2009-$.54	(468.2)	(252.0)	(196.1)
Treasury stock retirement	(245.7)

Balance at end of year	5,174.5	4,846.1	4,640.5

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
Balance at beginning of year	41.3	36.2	(269.8)
Other comprehensive (loss) income	(260.3)	5.1	306.0

Balance at end of year	(219.0)	41.3	36.2

Total Stockholders’ Equity	$5,364.4	$5,357.8	$5,103.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,	2011	2010	2009
	(millions)
Net income	$1,042.3	$457.6	$111.9
Other comprehensive income (loss):
Unrealized (losses) gains on derivative contracts
Losses arising during the period	(52.9)	(76.8)	(71.6)
Tax effect	18.8	26.2	21.3
Reclassification adjustment	47.7	123.1	119.9
Tax effect	(17.7)	(42.0)	(35.7)

	(4.1)	30.5	33.9
Unrealized gains (losses) on investments
Net holding gain (loss)	7.0	(1.2)	(.3)
Tax effect	(1.9)	.5	.1
Reclassification adjustment	1.6	.6	.7
Tax effect	(.6)	(.3)	(.2)

	6.1	(.4)	.3
Pension and postretirement
(Losses) gains arising during the period	(281.9)	(35.9)	73.0
Tax effect	99.0	12.7	(32.1)
Reclassification adjustment	26.2	16.5	11.2
Tax effect	(9.0)	(5.6)	(3.9)

	(165.7)	(12.3)	48.2
Foreign currency translation (losses) gains	(96.6)	(12.7)	223.6

Net other comprehensive (loss) income	(260.3)	5.1	306.0

Comprehensive Income	$782.0	$462.7	$417.9

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

A.	SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in two principal segments: (1) the design, manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR’s sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and sells trucks and parts to customers in Asia, Africa and South America.

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

Revenue Recognition:

Truck and Other: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note E). At the time certain truck and parts sales to a dealer are recognized, the Company records an estimate of the future sales incentive costs related to such sales. The estimate is based on historical data and announced incentive programs.

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

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when the receivable becomes more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Accordingly, there were no finance receivables more than 90 days past due still accruing interest at December 31, 2011 or 2010. Recognition is resumed if the receivable becomes contractually current by the payment of all amounts due under the terms of the existing contract and collection of remaining amounts is considered probable (if not modified), or after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified). Payments received while the finance receivable is impaired or on non-accrual status are applied to interest and principal in accordance with the contractual terms.

Cash and Cash Equivalents: Cash equivalents consist of liquid investments with a maturity at date of purchase of 90 days or less.

Marketable Debt Securities: The Company’s investments in marketable debt securities are classified as available-for-sale. These investments are stated at fair value with any unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income.

The Company utilizes third-party pricing services for all of its marketable debt security valuations. The Company reviews the pricing methodology used by the third-party pricing services including the manner employed to collect market information. On a periodic basis, the Company also performs review and validation procedures on the pricing information received from the third-party providers. These procedures help ensure that the fair value information used by the Company is determined in accordance with applicable accounting guidance.

The Company evaluates its investment in marketable securities at the end of each reporting period to determine if a decline in fair value is other-than-temporary. Realized losses are recognized upon management’s determination that a decline in fair value is other than temporary. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions regarding the amount and timing of recovery. The Company reviews and evaluates its investments at least quarterly to identify investments that have indications of other-than-temporary impairments. It is reasonably possible that a change in estimate could occur in the near term relating to other-than-temporary impairment. Accordingly, the Company considers several factors when evaluating debt securities for other-than-temporary impairment, including whether the decline in fair value of the security is due to increased default risk for the specific issuer or market interest rate risk.

In assessing default risk, the Company considers the collectability of principal and interest payments by monitoring changes to issuers’ credit ratings, specific credit events associated with individual issuers as well as the credit ratings of any financial guarantor, and the extent and duration to which amortized cost exceeds fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

In assessing market interest rate risk, including benchmark interest rates and credit spreads, the Company considers its intent for selling the securities and whether it is more likely than not the Company will be able to hold these securities until the recovery of any unrealized losses.

Receivables:

Trade and Other Receivables: The Company’s trade and other receivables are recorded at cost on the balance sheet, net of allowances.

Finance and Other Receivables:

Loans – Loans represent fixed- or floating-rate loans to customers collateralized by the vehicles purchased and are recorded at amortized cost.

Finance leases – Finance leases are retail direct financing leases and sales-type finance leases, which lease equipment to retail customers and dealers. These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, reduced by unearned interest which is shown separately.

Dealer wholesale financing – Dealer wholesale financing is floating-rate wholesale loans to PACCAR dealers for new and used trucks and are recorded at amortized cost. The loans are collateralized by the trucks being financed.

Interest and other – Interest and other receivables are interest on loans and leases and other amounts due within one year in the normal course of business.

Allowance for Credit Losses:

Truck and Other: The Company historically has not experienced significant losses on trade and other receivables in its Truck and Other businesses. The allowance for credit losses for Truck and Other was $3.2 and $3.5 for the years ended December 31, 2011 and 2010, respectively, and net charge-offs were $1.1, $.2 and $1.8 for the years ended December 31, 2011, 2010 and 2009, respectively.

Financial Services: The Company continuously monitors the payment performance of all its finance receivables. The Company evaluates its finance receivables collectively and, in some cases, individually. For large customers and dealers with wholesale financing, the Company regularly reviews their financial statements and makes site visits and phone contacts as appropriate. If the Company becomes aware of circumstances that could cause those customers or dealers to face financial difficulty, whether or not they are past due, the customers are placed on a watch list.

The Company may modify loans and finance leases for commercial reasons or for credit reasons for customers having difficulty making payments under the contract terms. When customer accounts are modified, the Company thoroughly evaluates the creditworthiness of the customers and modifies accounts that the Company considers likely to perform under the modified terms. It is rare for the Company to grant credit modifications for customers that do not meet minimum underwriting standards since the Company normally repossesses the financed equipment in these circumstances. The Company’s credit modifications for customers that do not meet minimum underwriting standards are classified as troubled debt restructurings (TDRs). On average, modifications extend contractual terms less than three months. Modifications did not have a significant effect on the weighted average term or interest rate of the portfolio. When granting modifications, the Company rarely forgives principal or interest or reduces interest rates.

The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment includes retail loans and direct and sales-type finance leases, net of unearned interest. The wholesale segment includes wholesale financing loans to dealers that are collateralized by the trucks being financed. The wholesale segment generally has less risk than the retail segment. Wholesale receivables are shorter in duration than retail receivables, and the Company requires monthly reporting of the wholesale dealer’s financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains personal guarantees or other security such as dealership assets. The allowance for credit losses consists of both specific and general reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The Company individually evaluates certain finance receivables for impairment. Finance receivables which are evaluated individually consist of customers on non-accrual status, all wholesale accounts, certain large retail accounts with past-due balances or that otherwise are determined to be at a higher risk of credit loss, and loans which have been modified as TDRs. A receivable is considered impaired if it is probable the Company will be unable to collect all contractual interest and principal payments as scheduled. Large balance impaired receivables are individually evaluated to determine the appropriate reserve for losses. Small balance impaired receivables with similar risk characteristics are evaluated as a separate pool. Impaired receivables are considered collateral dependent. Accordingly, the evaluation of individual reserves is based on the fair value of the associated collateral (estimated sales proceeds less the costs to sell). When the underlying collateral fair value exceeds the Company’s loss exposure, no individual reserve is recorded. The Company uses a pricing model to assist in valuing the underlying collateral and categorizes the fair value as Level 2 in the hierarchy of fair value measurement. The pricing model is reviewed quarterly and updated as appropriate. The pricing model considers the make, model and year of the equipment as well as recent sales prices of comparable equipment. The fair value of the collateral is determined based on management’s evaluation of numerous factors such as the pricing model value, overall condition of the equipment, whether the Company will dispose of the equipment through wholesale or retail channels, as well as economic trends affecting used equipment values.

For finance receivables that are evaluated collectively, the Company determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past-due account data and current market conditions. Information used includes assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates, the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. The amount is then compared to the allowance for credit loss balance (after charge-offs for the current period) and an appropriate adjustment is made. In determining the general allowance for credit losses, loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest generally over 36 to 60 months and they are secured by the same type of collateral.

After determining the appropriate level of the allowance for credit losses, the provision for losses on finance receivables is charged to income as necessary to reflect management’s estimate of incurred credit losses, net of recoveries, inherent in the portfolio. Accounts are charged-off against the allowance for credit losses when, in the judgment of management, they are considered uncollectable (generally upon repossession of the collateral). Typically the timing between the repossession and charge-off is not significant. In cases where repossession is delayed (e.g., for legal proceedings), the Company records partial charge-offs. The charge-off is determined by comparing the fair value of the collateral, less cost to sell, to the recorded investment.

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories in the U.S. is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method.

Equipment on Operating Leases: The Company leases equipment under operating leases to customers in the Financial Services segment. In addition, in the Truck segment, equipment sold to customers in Europe subject to a residual value guarantee (RVG) by the Company is accounted for as an operating lease. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range from three to seven years. Estimated useful lives of the equipment range from four to nine years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the various classes of assets. Certain production tooling is amortized on a unit of production basis.

Long-lived Assets, Goodwill and Other Intangible Assets: The Company evaluates the carrying value of property, plant, equipment and other intangible assets when events and circumstances warrant a review. Goodwill is tested for impairment at least on an annual basis. Impairment charges were insignificant during the three years ended December 31, 2011.

Product Support Liabilities: Product support liabilities are estimated future payments related to product warranties, optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims, net of any recoveries. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience.

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

The Company has elected not to offset derivative positions in the balance sheet with the same counterparty under the same master netting agreements. The Company is not required to post or receive collateral under these agreements. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company had no material exposures to default at December 31, 2011.

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

Foreign Currency Translation: For most of PACCAR’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in accumulated other comprehensive income (loss). PACCAR uses the U.S. dollar as the functional currency for all but one of its Mexican subsidiaries, which uses the local currency. For the U.S. functional currency entities in Mexico, inventories, cost of sales, property, plant and equipment and depreciation are remeasured at historical rates and resulting adjustments are included in net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Earnings per Share: Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding, plus the effect of any participating securities. Diluted earnings per common share are computed assuming that all potentially dilutive securities are converted into common shares under the treasury stock method. The dilutive and antidilutive options are shown separately in the table below.

Year Ended December 31,	2011	2010	2009
Additional shares	1,173,000	1,339,300	1,103,600
Antidilutive options	1,249,800	1,642,600	2,290,400

New Accounting Pronouncements: In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 gives additional guidance to companies to assist in determining troubled debt restructurings. The Company adopted ASU 2011-02 in the third quarter of 2011; the implementation of this amendment resulted in additional disclosure (see Note D) but did not have a significant impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. While many of the amendments are clarifications to the existing guidance and are intended to align U.S. GAAP and IFRS, the ASU changes some fair value measurement principles and disclosure requirements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is evaluating the impact of the ASU on its consolidated financial statements.

The FASB issued ASU 2011-05, Presentation of Comprehensive Income, subsequently amended by ASU 2011-12 in December 2011. This new guidance is effective for fiscal years, including interim periods, beginning after December 15, 2011. The new guidance requires entities to present components of net income and other comprehensive income in either a combined financial statement or in two separate but consecutive statements of net income and other comprehensive income. The Company is currently evaluating which method to adopt as required in 2012.

In September 2011, the FASB issued ASU 2011-08 amending the guidance on testing goodwill for impairment. This amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative impairment test. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company early adopted ASU 2011-08 in the fourth quarter of 2011 with no impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, Employer Disclosure Requirements for Multiemployer Pension Plans. This amendment requires employers participating in material multi-employer pension and other postretirement benefit plans to provide additional quantitative and qualitative disclosures to give users more detailed information about an employer’s involvement in multi-employer plans. The Company adopted ASU 2011-09 in the fourth quarter of 2011; the implementation of this amendment resulted in additional disclosures (see Note L), but did not have an impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The ASU requires all entities with financial instruments and derivatives that are either offset on the balance sheet, or subject to a master netting arrangement, to provide expanded disclosures about the nature of the rights of offset. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company will provide the expanded disclosures in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

B.	INVESTMENTS IN MARKETABLE DEBT SECURITIES

Marketable debt securities consisted of the following at December 31:

2011	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. tax-exempt securities	$291.9	$2.6	$.1	$294.4
U.S. corporate securities	27.4	.3	.2	27.5
U.S. government and agency securities	1.9			1.9
Non-U.S. government securities	361.2	6.0	.1	367.1
Non-U.S. corporate securities	148.0	.5	.2	148.3
Other debt securities	70.3	.6		70.9

	$900.7	$10.0	$.6	$910.1

2010	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. tax-exempt securities	$364.9	$.8	$.3	$365.4
U.S. corporate securities	27.3	.3		27.6
U.S. government and agency securities	2.7			2.7
Non-U.S. corporate securities	37.0			37.0
Other debt securities	17.8			17.8

	$449.7	$1.1	$.3	$450.5

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. The proceeds from sales and maturities of marketable securities during 2011 were $1,142.4. Gross realized gains were $3.2, $.7 and $1.2 and gross realized losses were $1.3, $.1 and $.1 for the years ended December 31, 2011, 2010 and 2009, respectively.

The fair value of marketable debt securities that have been in an unrealized loss position for 12 months or greater at December 31, 2011 was $8.0 and the associated unrealized loss was $.1. The Company had no marketable debt securities in an unrealized loss position for 12 months or greater at December 31, 2010.

For the investment securities in gross unrealized loss positions identified above, the Company does not intend to sell the investment securities, it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses, and the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairments during the periods presented.

Contractual maturities at December 31, 2011 were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$259.7	$260.1
One to five years	633.9	642.9
Ten or more years	7.1	7.1

	$900.7	$910.1

Marketable debt securities included $7.1 and $12.2 of variable-rate demand obligations (VRDOs) at December 31, 2011 and 2010, respectively. VRDOs are debt instruments with long-term scheduled maturities which have interest rates that reset periodically.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

C.	INVENTORIES

Inventories include the following:

At December 31,	2011	2010
Finished products	$436.2	$370.1
Work in process and raw materials	439.6	322.2

	875.8	692.3
Less LIFO reserve	(165.4)	(158.3)

	$710.4	$534.0

Inventories valued using the LIFO method comprised 45% and 38% of consolidated inventories before deducting the LIFO reserve at December 31, 2011 and 2010, respectively. During 2010, inventory quantities declined which provided a pretax favorable income effect from the liquidation of LIFO inventory of $15.0.

D.	FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2011	2010
Loans	$3,114.8	$2,713.9
Retail direct financing leases	2,187.8	2,005.0
Sales-type finance leases	795.8	703.6
Dealer wholesale financing	1,517.1	983.4
Interest and other receivables	111.0	109.3
Unearned interest: Finance leases	(327.8)	(299.3)

	7,398.7	6,215.9
Less allowance for losses:
Loans, leases and other	(127.3)	(137.5)
Dealer wholesale financing	(11.7)	(7.5)

	$7,259.7	$6,070.9

The net activity of sales-type finance leases, dealer direct loans and dealer wholesale financing on new trucks is shown in the operating section of the Consolidated Statements of Cash Flows since those receivables finance the sale of Company inventory.

Annual minimum payments due on finance receivables are as follows:

	LOANS	FINANCE LEASES
2012	$1,108.9	$908.7
2013	800.1	685.4
2014	574.5	511.5
2015	394.8	352.6
2016	208.8	219.3
Thereafter	27.7	96.7

	$3,114.8	$2,774.2

Estimated residual values included with finance leases amounted to $209.4 in 2011 and $165.3 in 2010. Experience indicates the majority of dealer wholesale financing will be repaid within one year. In addition, repayment experience indicates that some loans, leases and other finance receivables will be paid prior to contract maturity, while others may be extended or modified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Allowance for Credit Losses: The allowance for credit losses is summarized as follows:

		2011
		WHOLESALE	RETAIL	TOTAL
Balance at January 1		$7.5	$137.5	$145.0
Provision for losses		5.8	35.6	41.4
Charge-offs		(1.4)	(57.5)	(58.9)
Recoveries			13.9	13.9
Currency translation		(.2)	(2.2)	(2.4)

Balance at December 31		$11.7	$127.3	$139.0

	2010			2009
	WHOLESALE	RETAIL	TOTAL	TOTAL
Balance at January 1	$10.5	$157.1	$167.6	$178.3
Provision for losses	.2	60.8	61.0	90.8
Charge-offs	(2.9)	(94.9)	(97.8)	(115.2)
Recoveries	.3	14.2	14.5	7.0
Currency translation	(.6)	.3	(.3)	6.7

Balance at December 31	$7.5	$137.5	$145.0	$167.6

Information regarding finance receivables evaluated individually and collectively is as follows:

At December 31, 2011	WHOLESALE	RETAIL	TOTAL
Recorded investment for impaired finance receivables evaluated individually	$18.4	$96.0	$114.4
Allowance for finance receivables evaluated individually	2.2	25.7	27.9
Recorded investment for finance receivables evaluated collectively	$1,498.7	$5,674.6	$7,173.3
Allowance for finance receivables evaluated collectively	9.5	101.6	111.1

At December 31, 2010	WHOLESALE	RETAIL	TOTAL
Recorded investment for impaired finance receivables evaluated individually	$3.4	$150.0	$153.4
Allowance for finance receivables evaluated individually	1.3	33.6	34.9
Recorded investment for finance receivables evaluated collectively	$980.0	$4,973.2	$5,953.2
Allowance for finance receivables evaluated collectively	6.2	103.9	110.1

The recorded investment of finance receivables that are on non-accrual status in the wholesale segment and the fleet and owner/operator portfolio classes (see impaired loans below) as of December 31, 2011 are $18.4, $63.9 and $17.6, as compared to $3.4, $72.2 and $33.9 as of December 31, 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Impaired Loans: The Company’s impaired loans are segregated by portfolio class. A portfolio class of receivables is a subdivision of a portfolio segment with similar measurement attributes, risk characteristics and common methods to monitor and assess credit risk. The Company’s retail segment is subdivided into the fleet and owner/operator classes. Fleet consists of retail accounts with customers operating more than five trucks. All others are owner/operator. All impaired loans have a specific reserve and are summarized as follows:

At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Impaired loans with specific reserve	$18.4	$27.9	$11.5	$57.8
Associated allowance	(2.2)	(6.0)	(2.6)	(10.8)

Net carrying amount of impaired loans	$16.2	$21.9	$8.9	$47.0
Unpaid principal balance	18.4	27.9	11.5	57.8
Average recorded investment	14.4	28.7	13.6	56.7
Interest income recognized	.4	2.7	2.0	5.1

At December 31, 2010	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Impaired loans with specific reserve	$3.4	$21.5	$17.8	$42.7
Associated allowance	(1.3)	(4.4)	(3.8)	(9.5)

Net carrying amount of impaired loans	$2.1	$17.1	$14.0	$33.2
Unpaid principal balance	3.4	21.5	17.8	42.7
Average recorded investment	7.8	31.7	18.8	58.3
Interest income recognized	.1	1.7	.2	2.0

Credit Quality: The Company’s customers are principally concentrated in the transportation industry in North America, Europe and Australia. On a geographic basis, there is a proportionate concentration of credit risk in each area. The Company retains as collateral a security interest in the related equipment.

At the inception of each contract, the Company considers the credit risk based on a variety of criteria, including prior payment experience, customer financial information, credit-rating agency ratings, loan-to-value ratios and other internal metrics. On an ongoing basis, the Company monitors the credit exposure based on past-due status and collection experience as the Company has found a meaningful correlation between the past-due status of customers and the risk of loss.

The Company has three credit quality indicators: performing, watch and at-risk. Performing accounts pay in accordance with the contractual terms and are not considered high risk. Watch accounts include past-due and large high-risk accounts that are not impaired. At-risk accounts are accounts that are impaired including TDRs, accounts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

over 90 days past due and other accounts on non-accrual status. The Company uses historical data and expectations about the future to estimate default rates for each credit quality indicator as of December 31, 2011. The table below summarizes the Company’s finance receivables by credit quality indicator and portfolio class.

At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Performing	$1,451.9	$4,262.8	$1,361.0	$7,075.7
Watch	46.7	37.2	13.7	97.6
At-risk	18.4	76.5	19.5	114.4

	$1,517.0	$4,376.5	$1,394.2	$7,287.7

At December 31, 2010	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Performing	$966.2	$3,544.0	$1,359.4	$5,869.6
Watch	13.8	46.6	23.2	83.6
At-risk	3.4	115.1	34.9	153.4

	$983.4	$3,705.7	$1,417.5	$6,106.6

The table below summarizes the Company’s financing receivables by aging category.

At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Current and up to 30 days past-due	$1,490.0	$4,321.8	$1,365.2	$7,177.0
31 - 60 days past-due	9.1	8.7	11.9	29.7
Greater than 60 days past-due	17.9	46.0	17.1	81.0

	$1,517.0	$4,376.5	$1,394.2	$7,287.7

At December 31, 2010	WHOLESALE	FLEET	OWNER / OPERATOR	TOTAL
Current and up to 30 days past-due	$966.2	$3,581.1	$1,359.5	$5,906.8
31 - 60 days past-due	7.7	48.5	19.7	75.9
Greater than 60 days past-due	9.5	76.1	38.3	123.9

	$983.4	$3,705.7	$1,417.5	$6,106.6

Troubled Debt Restructurings: The Company modifies loans and finance leases as a normal part of its Financial Services operations. The Company’s modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and additional interest for the modification. The Company rarely forgives principal or accrued interest and may require principal and accrued interest payments at the time of modification. When the Company modifies loans and finance leases for customers in financial difficulty and grants a concession, the modifications are classified as TDRs. For the year ended December 31, 2011, the decrease in the recorded investment for loans and leases modified as TDRs was $.2 resulting in post-modification recorded investment of $33.1. At modification date, the pre- and post-modification recorded investment balances by portfolio class are as follows:

	FLEET	OWNER / OPERATOR	TOTAL
Pre-Modification Recorded Investment	$27.7	$5.6	$33.3
Post-Modification Recorded Investment	$27.5	$5.6	$33.1

The balance of TDRs was $26.0 and $6.5 at December 31, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The recorded investment in finance receivables modified as TDRs during the previous twelve months that subsequently defaulted (i.e., became more than 30 days past-due) in the year ended December 31, 2011 was $3.7 and $.6 for fleet and owner/operator, respectively. The TDRs that subsequently defaulted did not significantly impact the Company’s allowance for losses at December 31, 2011.

Repossessions: When the Company determines a customer is not likely to meet its contractual commitments, the Company repossesses the vehicles which serve as collateral for the loans, finance leases and equipment under operating lease. The Company records the vehicles as used truck inventory included in Financial Services other assets on the balance sheet. The balance of repossessed inventory at December 31, 2011 and 2010 is $16.0 and $15.6 respectively. Proceeds from the sales of repossessed assets were $80.1, $135.3 and $202.5 for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are included in proceeds from asset disposals in the consolidated statements of cash flows.

E.	EQUIPMENT ON OPERATING LEASES

A summary of equipment on operating leases for the Truck and Other segment and for the Financial Services segment is as follows:

	TRUCK AND OTHER		FINANCIAL SERVICES
At December 31,	2011	2010	2011	2010
Equipment on operating leases	$939.0	$776.8	$2,373.2	$2,118.6
Less allowance for depreciation	(259.9)	(240.6)	(662.5)	(635.5)

	$679.1	$536.2	$1,710.7	$1,483.1

Annual minimum lease payments due on Financial Services operating leases beginning January 1, 2012 are $406.5, $285.7, $195.4, $90.2, $32.1 and $4.7 thereafter.

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	TRUCK AND OTHER
At December 31,	2011	2010
Residual value guarantees	$320.0	$250.6
Deferred lease revenues	392.0	313.2

	$712.0	$563.8

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2011, the annual amortization of deferred revenues beginning January 1, 2012 is $55.7, $86.8, $84.0, $51.2, $32.0 and $10.3 thereafter. Annual maturities of the RVGs beginning January 1, 2012 are $68.3, $106.4, $102.9, $62.7, $39.1 and $12.6 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

F.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

At December 31,	USEFUL LIVES	2011	2010
Land		$211.6	$200.7
Buildings and improvements	10-40 years	938.7	940.3
Machinery, equipment and production tooling	3-12 years	2,387.9	2,335.2
Construction in progress		552.2	176.0

		4,090.4	3,652.2
Less allowance for depreciation		(2,117.1)	(1,978.5)

		$1,973.3	$1,673.7

G.	ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

Accounts payable, accrued expenses and other include the following:

At December 31,	2011	2010
Truck and Other:
Accounts payable	$1,098.9	$707.4
Product support reserves	310.4	231.3
Accrued capital expenditures	245.5	51.2
Accrued expenses	209.9	224.9
Salaries and wages	197.4	171.8
Other	315.3	289.9

	$2,377.4	$1,676.5

H.	PRODUCT SUPPORT LIABILITIES

Changes in product support liabilities are summarized as follows:

	2011	2010	2009
Beginning balance	$372.2	$386.4	$450.4
Cost accruals and revenue deferrals	304.3	172.4	169.0
Payments and revenue recognized	(219.6)	(171.3)	(245.6)
Currency translation	(8.2)	(15.3)	12.6

Ending balance	$448.7	$372.2	$386.4

Product support liabilities are included in the accompanying Consolidated Balance Sheets as follows:

At December 31,	2011	2010
Truck and Other:
Accounts payable, accrued expenses and other	$310.4	$231.3
Other liabilities	74.6	83.2
Financial Services:
Deferred taxes and other liabilities	63.7	57.7

	$448.7	$372.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

I.	BORROWINGS AND CREDIT ARRANGEMENTS

Truck and Other long-term debt at December 31, 2011 and 2010, consisted of $150.0 of notes with an effective interest rate of 6.9% which mature in 2014.

Financial Services borrowings include the following:

	2011		2010
	EFFECTIVE		EFFECTIVE
At December 31,	RATE	BORROWINGS	RATE	BORROWINGS
Commercial paper	1.3%	$3,673.6	2.2%	$2,126.4
Medium-term bank loans	6.9%	236.3	7.8%	245.3

		3,909.9		2,371.7
Term notes	3.4%	2,595.5	4.6%	2,730.8

	2.3%	$6,505.4	3.8%	$5,102.5

The term notes of $2,595.5 and $2,730.8 at December 31, 2011 and 2010 include an increase in fair value of $7.1 and $9.6, respectively, for notes designated as fair value hedges. The effective rate is the weighted average rate as of December 31, 2011 and 2010 and includes the effects of interest rate contracts.

The annual maturities of the financial services borrowings are as follows:

	COMMERCIAL	BANK	TERM
Beginning January 1, 2012	PAPER	LOANS	NOTES	TOTAL
2012	$3,673.6	$45.6	$620.0	$4,339.2
2013		17.2	550.0	567.2
2014		173.5	1,288.8	1,462.3
2015			129.6	129.6

	$3,673.6	$236.3	$2,588.4	$6,498.3

Interest paid on borrowings was $192.1, $230.2 and $267.6 in 2011, 2010 and 2009, respectively. For the years ended December 31, 2011, 2010 and 2009, the Company capitalized interest on borrowings of $10.3, $10.3 and $2.3, respectively, in Truck and Other.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets, and to a lesser extent, bank loans. The medium-term notes are issued by PACCAR Inc, PACCAR Financial Corp. (PFC), PACCAR Financial Europe and PACCAR Financial Mexico.

In December 2011, PACCAR Inc filed a shelf registration under the Securities Act of 1933. The current registration expires in the fourth quarter of 2014 and does not limit the principal amount of debt securities that may be issued during the period. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2011 is $870.0.

In November 2009, the Company’s U.S. finance subsidiary, PFC, filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2011 was $1,350.0. The registration expires in the fourth quarter of 2012 and does not limit the principal amount of debt securities that may be issued during the period.

At December 31, 2011, PACCAR’s European finance subsidiary, PACCAR Financial Europe, had €1,100.0 available for issuance under a €1,500.0 medium-term note program registered with the London Stock Exchange. The program was renewed in the second quarter of 2011 and is renewable annually through the filing of a new prospectus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

In April 2011, PACCAR Financial Mexico registered a 10,000.0 peso medium-term note and commercial paper program with the Comision Nacional Bancaria y de Valores. The registration expires in 2016 and limits the amount of commercial paper (up to one year) to 5,000.0 pesos. At December 31, 2011, 8,820.0 pesos remained available for issuance. In August 2011, PACCAR Mexico’s 7,000.0 peso medium-term note program with the Comision Nacional Bancaria y de Valores, registered in June 2008, expired.

The Company has line of credit arrangements of $3,550.0, of which $3,313.7 was unused at the end of December 2011. Included in these arrangements is $3,000.0 of syndicated bank facilities. Of the $3,000.0 bank facilities, $1,000.0 matures in June 2012, $1,000.0 matures in June 2013 and $1,000.0 matures in June 2016. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2011.

J.	LEASES

The Company leases certain facilities and computer equipment under operating leases. Leases expire at various dates through the year 2019. At January 1, 2012, annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year are $23.5, $14.7, $8.8, $6.0, $3.6 and $1.6 thereafter. For the years ended December 31, 2011, 2010 and 2009, total rental expenses under all leases amounted to $29.0, $29.7 and $40.6, respectively.

K.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2011, 2010 and 2009 were $1.2, $1.3 and $1.3, respectively.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

At December 31, 2011, PACCAR had standby letters of credit of $17.5, which guarantee various insurance and financing activities. At December 31, 2011, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $378.1. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory and related equipment, amounting to $154.0 in 2012 and $373.3 thereafter.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

L.	EMPLOYEE BENEFITS

Severance Costs: The Company did not incur significant severance expense in 2011 or 2010. During the year ended December 31, 2009, the Company incurred severance costs of $25.9.

Defined Benefit Pension Plans: PACCAR has several defined benefit pension plans, which cover a majority of its employees. The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $84.7 to its pension plans in 2011 and $61.8 in 2010. The Company expects to contribute in the range of $100.0 to $150.0 to its pension plans in 2012, of which $14.2 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2012 are $63.6, $66.6, $72.0, $76.0, $81.8 and for the five years thereafter, a total of $474.1.

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

The following information details the allocation of plan assets by investment type. See Note P for definitions of fair value levels.

At December 31, 2011	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities			$456.3	$456.3
Global equities			450.5	450.5

Total equities	50 - 70%		906.8	906.8

Fixed income:
U.S. fixed income		$224.5	196.7	421.2
Non-U.S. fixed income			183.1	183.1

Total fixed income	30 - 50%	224.5	379.8	604.3

Cash and other		4.6	34.2	38.8

Total plan assets		$229.1	$1,320.8	$1,549.9

At December 31, 2010	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities		$38.1	$431.3	$469.4
Global equities			394.8	394.8

Total equities	50-70%	38.1	826.1	864.2

Fixed income:
U.S. fixed income		208.5	172.1	380.6
Non-U.S. fixed income			171.0	171.0

Total fixed income	30-50%	208.5	343.1	551.6

Cash and other		2.7	26.9	29.6

Total plan assets		$249.3	$1,196.1	$1,445.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The following additional data relates to all pension plans of the Company, except for certain multi-employer and defined contribution plans:

At December 31,	2011	2010
Weighted average assumptions:
Discount rate	4.5%	5.4%
Rate of increase in future compensation levels	3.9%	3.9%
Assumed long-term rate of return on plan assets	6.9%	7.2%

The components of the change in projected benefit obligation and change in plan assets are as follows:

	2011	2010
Change in projected benefit obligation:
Benefit obligation at January 1	$1,485.6	$1,324.8
Service cost	45.5	37.5
Interest cost	81.6	76.5
Benefits paid	(59.5)	(56.2)
Actuarial loss	259.1	99.7
Currency translation and other	(7.5)	.4
Participant contributions	3.3	2.9

Projected benefit obligation at December 31	$1,808.1	$1,485.6

Change in plan assets:
Fair value of plan assets at January 1	$1,445.4	$1,276.3
Employer contributions	84.7	61.8
Actual return on plan assets	79.0	162.6
Benefits paid	(59.5)	(56.2)
Currency translation and other	(3.0)	(2.0)
Participant contributions	3.3	2.9

Fair value of plan assets at December 31	1,549.9	1,445.4

Funded status at December 31	$(258.2)	$(40.2)

Amounts recorded on balance sheet:	2011	2010
Other noncurrent assets	$.4	$47.1
Other liabilities	(258.6)	(87.3)
Accumulated other comprehensive loss:
Actuarial loss	469.3	302.8
Prior service cost	8.3	9.0
Net initial transition amount	.5	.6

Of the December 31, 2011 amounts in accumulated other comprehensive loss, $42.6 of unrecognized actuarial loss and $1.5 of unrecognized prior service cost are expected to be amortized into net pension expense in 2012.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and defined contribution plans was $1,594.9 at December 31, 2011 and $1,350.3 at December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Information for all plans with accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2011	2010
Projected benefit obligation	$304.8	$266.5
Accumulated benefit obligation	286.7	253.7
Fair value of plan assets	191.1	193.9

The components of pension expense are as follows:

Year Ended December 31,	2011	2010	2009
Service cost	$45.5	$37.5	$36.2
Interest on projected benefit obligation	81.6	76.5	71.1
Expected return on assets	(105.1)	(98.2)	(93.1)
Amortization of prior service costs	1.5	1.8	1.7
Recognized actuarial loss	24.7	14.7	9.5
Curtailment gain			(.1)

Net pension expense	$48.2	$32.3	$25.3

Multi-employer Plans: The Company participates in multi-employer plans in the U.S. and Europe. These are typically under collective bargaining agreements and cover its union-represented employees. The Company’s participation in the following multi-employer plans for the years ended December 31 follows:

		PENSION PLAN NUMBER	COMPANY CONTRIBUTIONS
PENSION PLAN	EIN		2011	2010	2009
Metal and Electrical Engineering Industry Pension Fund		135668	$22.7	$22.2	$28.8
Western Metal Industry Pension	91-6033499	001	1.8	.5	.7
Other Plans			.6	.5	1.1

			$25.1	$23.2	$30.6

The Company contributions shown in the table above approximates the multi-employer pension expense for each of the years ended December 31, 2011, 2010 and 2009, respectively.

Metal and Electrical Engineering Industry Pension Fund is a multi-employer union plan incorporating all DAF employees in the Netherlands and is covered by a collective bargaining agreement that will expire on June 30, 2013. The Company’s contributions were less than 5% of the total contributions to the plan for the last two reporting periods ending December 2010. The plan is required by law (the Netherlands Pension Act) to have a coverage ratio in excess of 100%. Because the coverage ratio of the plan is currently less than 100%, a funding improvement plan has been implemented which requires additional premiums to be paid by the Company.

The Western Metal Industry Pension Plan is located in the U.S. and is covered by a collective bargaining agreement that will expire on October 30, 2015. In accordance with the U.S. Pension Protection Act of 2006, the plan was certified as critical (red) status and a funding improvement plan has been implemented requiring an under-funded penalty of approximately 10% of the base contribution. For the last two reporting periods ending December 2010, contributions by the Company were greater than 5% and less than 10% of the total contributions to the plan.

Other plans are principally located in the U.S. For the last two reporting periods, none are under funding improvement plans and Company contributions to these plans are less than 5% of each plan’s total contributions.

There were no significant changes for the multi-employer plans in the periods presented that affected comparability between periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Defined Contribution Plans: The Company has certain defined contribution benefit plans whereby it generally matches employee contributions up to 5% of base wages. The largest plan is in the U.S. where participants are non–union employees. The Company match in the U.S. was 5%, 3% and 1% in 2011, 2010 and 2009, respectively. Other plans are located in Australia, Canada, the Netherlands and Belgium. Expenses for these plans were $29.3, $23.0 and $16.8 in 2011, 2010 and 2009, respectively.

Postretirement Medical & Life Insurance Plans: During the second quarter of 2009, the Company discontinued subsidizing postretirement medical costs for the majority of its U.S. employees and recognized a curtailment gain of $47.7. The Company also recognized a curtailment gain of $18.3 in the third quarter of 2009 for the discontinuation of postretirement healthcare related to the permanent closure of the Peterbilt facility in Madison, Tennessee. The unfunded amount at December 31, 2011 and 2010 and postretirement expense for the years ended December 31, 2011, 2010 and 2009 were not significant.

M.	INCOME TAXES

The Company’s tax rate is based on income and statutory tax rates in the various jurisdictions in which the Company operates. Tax law requires certain items to be included in the Company’s tax returns at different times than the items reflected in the Company’s financial statements. As a result, the Company’s annual tax rate reflected in its financial statements is different than that reported in its tax returns. Some of these differences are permanent, such as expenses that are not deductible in the Company’s tax return, and some differences reverse over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. The Company establishes valuation allowances for its deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the Company’s income before income taxes include the following:

Year Ended December 31,	2011	2010	2009
Domestic	$607.0	$186.3	$79.1
Foreign	899.9	474.0	95.9

	$1,506.9	$660.3	$175.0

The components of the Company’s provision for income taxes include the following:

Year Ended December 31,	2011	2010	2009
Current provision (benefit):
Federal	$.4	$24.5	$(102.4)
State	20.5	8.2	(2.5)
Foreign	219.6	123.7	8.3

	240.5	156.4	(96.6)
Deferred provision (benefit):
Federal	207.8	24.6	125.4
State	3.4	(7.1)	8.2
Foreign	12.9	28.8	26.1

	224.1	46.3	159.7

	$464.6	$202.7	$63.1

Tax benefits recognized for net operating loss carryforwards were $14.2, $9.0 and $27.8 for the years ended 2011, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

A reconciliation of the statutory U.S. federal tax rate to the effective income tax rate is as follows:

	2011	2010	2009
Statutory rate	35.0%	35.0%	35.0%
Effect of:
Qualified dividends to defined contribution plan	(.6)	(.7)	(2.3)
Research and development credit	(.3)	(.5)	(2.1)
Tax on foreign earnings	(3.3)	(3.9)	.8
Tax contingencies	(.6)	(.8)	2.2
Mexican tax law change			6.5
Other, net	.6	1.6	(4.0)

	30.8%	30.7%	36.1%

U.S. income taxes are not provided on the undistributed earnings of the Company’s foreign subsidiaries that are considered to be indefinitely reinvested. At December 31, 2011, the amount of undistributed earnings which are considered to be indefinitely reinvested is $3,374.9. It is not practicable to estimate the amount of unrecognized U.S. taxes on these earnings.

Included in domestic taxable income for 2011, 2010 and 2009 are $311.0, $169.0 and $31.4 of foreign earnings, respectively, which are not indefinitely reinvested, for which domestic taxes of $28.5, $16.5 and $3.7, respectively, were provided as the difference between the domestic and foreign rate on those earnings.

At December 31, 2011, the Company had net operating loss carryforwards of $280.5, of which $195.1 were in foreign subsidiaries and $85.4 were in the U.S. The related deferred tax asset was $58.6. The carryforward periods range from five years to indefinite, subject to certain limitations under applicable laws. At December 31, 2011, the Company has U.S. tax credit carryforwards of $15.8, most of which expire in 2020. The future tax benefits of net operating loss and credit carryforwards are evaluated on a regular basis, including a review of historical and projected operating results.

The tax effects of temporary differences representing deferred tax assets and liabilities are as follows:

At December 31,	2011	2010
Assets:
Accrued expenses	$138.6	$112.8
Postretirement benefit plans	94.1	15.8
Net operating loss carryforwards	58.6	68.2
Allowance for losses on receivables	50.1	47.3
Tax credit carryfowards	15.8	57.5
Other	89.1	80.9

	446.3	382.5
Valuation allowance	(16.4)	(12.4)

	429.9	370.1
Liabilities:
Financial Services leasing depreciation	(721.8)	(532.6)
Depreciation and amortization	(161.3)	(162.1)
Other	(12.1)	(4.7)

	(895.2)	(699.4)

Net deferred tax liability	$(465.3)	$(329.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The balance sheet classification of the Company’s deferred tax assets and liabilities are as follows:

At December 31,	2011	2010
Truck and Other:
Other current assets	$126.0	$98.8
Other noncurrent assets, net	126.3	79.2
Accounts payable, accrued expenses and other	(1.0)
Other liabilities	(41.0)	(26.7)
Financial Services:
Other assets	55.1	48.9
Deferred taxes and other liabilities	(730.7)	(529.5)

Net deferred tax liability	$(465.3)	$(329.3)

Cash paid for income taxes was $284.0, $82.9 and $67.3 in 2011, 2010 and 2009, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at January 1	$43.1	$37.0	$33.0
Additions based on tax positions and settlements related to the current year	5.4	2.5	1.1
Additions based on tax positions and settlements related to the prior year	1.1	23.5	11.5
Reductions for tax positions of prior years	(30.6)	(10.7)	(7.2)
Lapse of statute of limitations	(.7)	(9.2)	(1.4)

Balance at December 31	$18.3	$43.1	$37.0

The Company had $16.3 and $40.6 of related assets at December 31, 2011 and 2010. All of the unrecognized tax benefits and related assets would impact the effective tax rate if recognized.

The Company recognized $1.7 of income related to interest and penalties in 2011. Accrued interest expense and penalties were $5.7 and $7.8 at December 31, 2011 and 2010, respectively.

The Company does not anticipate that there will be a material increase or decrease in the total amount of unrecognized tax benefits in the next twelve months. As of December 31, 2011, the United States Internal Revenue Service has completed examinations of the Company’s tax returns for all years through 2008. The Company’s tax returns for other major jurisdictions remain subject to examination for the years ranging from 2004 through 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

N.	STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive (Loss) Income: Following are the components of accumulated other comprehensive (loss) income:

At December 31,	2011	2010	2009
Unrealized gain on investments	$9.4	$.8	$1.4
Tax effect	(2.8)	(.3)	(.5)

	6.6	.5	.9

Unrealized loss on derivative contracts	(32.3)	(27.1)	(73.4)
Tax effect	10.3	9.2	25.0

	(22.0)	(17.9)	(48.4)

Pension and postretirement:
Unrecognized:
Actuarial loss	(722.5)	(465.1)	(444.7)
Prior service cost	(12.3)	(13.9)	(14.7)
Net initial obligation	(.6)	(.7)	(.6)
Tax effect	257.3	167.3	159.9

	(478.1)	(312.4)	(300.1)

Currency translation adjustment	274.5	371.1	383.8

Accumulated other comprehensive (loss) income	$(219.0)	$41.3	$36.2

Other Capital Stock Changes: In 2011, the Company purchased and retired 9.2 million treasury shares. In April 2010, the Company retired .4 million of its common shares held as treasury stock.

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

At December 31, 2011, the notional amount of the Company’s interest-rate contracts was $2,914.1. Notional maturities for all interest-rate contracts are $705.6 for 2012, $708.9 for 2013, $1,037.2 for 2014, $387.2 for 2015, $39.1 for 2016 and $36.1 thereafter. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates.

Foreign-Exchange Contracts: The Company enters into foreign-exchange contracts to hedge certain anticipated transactions and assets and liabilities denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar and the Mexican peso. The objective is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. At December 31, 2011, the notional amount of the outstanding foreign-exchange contracts was $185.7. Foreign-exchange contracts mature within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The following table presents the balance sheet locations and fair value of derivative financial instruments:

At December 31,	2011		2010
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Derivatives designated under hedge accounting:
Interest-rate contracts:
Financial Services:
Other assets	$1.4		$9.1
Deferred taxes and other liabilities		$107.6		$107.5
Foreign-exchange contracts:
Truck and Other:
Other current assets	.1		.9
Accounts payable, accrued expenses and other		2.1		1.1

Total	$1.5	$109.7	$10.0	$108.6

Economic hedges:
Interest-rate contracts:
Financial Services:
Other assets	$.8
Deferred taxes and other liabilities		$.4		$3.5
Foreign-exchange contracts:
Truck and Other:
Other current assets	.1		$.1
Accounts payable, accrued expenses and other		.3		.3
Financial Services:
Deferred taxes and other liabilities		.1		.2

Total	$.9	$.8	$.1	$4.0

Fair Value Hedges: Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. The (income) or expense recognized in earnings related to fair value hedges was included in Interest and other borrowing expenses in the Financial Services segment as follows:

Year Ended December 31,	2011	2010
Interest-rate swaps	$(4.4)	$(1.0)
Term notes	$3.7	$.9

Cash Flow Hedges: Substantially all of the Company’s interest-rate contracts and some foreign-exchange contracts have been designated as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income to the extent such hedges are considered effective. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 6.5 years.

Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged transaction affects earnings. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Net realized gains and losses from foreign-exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. For the periods ended December 31, 2011 and 2010, the Company recognized gains on the ineffective portion of $.8 and $2.3, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The following table presents the pre-tax effects of derivative instruments recognized in earnings and OCI:

Year Ended December 31,	2011		2010
	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
(Gain) loss recognized in OCI:
Truck and Other		$(2.3)		$(.2)
Financial Services	$55.2		$77.0

Total	$55.2	$(2.3)	$77.0	$(.2)

(Income) expense reclassified from Accumulated OCI into income:

Truck and Other:
Cost of sales and revenues		$(4.1)		$(.4)
Financial Services:
Interest and other borrowing expenses	$51.8		$123.5

Total	$51.8	$(4.1)	$123.5	$(.4)

Of the $22.0 accumulated net loss on derivative contracts included in accumulated other comprehensive income (loss) as of December 31, 2011, $39.7 of losses, net of taxes, is estimated to be reclassified to interest expense or cost of sales in the following 12 months. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s risk management strategy.

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

The (income) or expense recognized in earnings related to economic hedges is as follows:

Year Ended December 31,	2011		2010
	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST-RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
Truck and Other:
Cost of sales and revenues		$.2		$.2
Interest and other (income) expense, net		(2.8)	$.6	8.0
Financial Services:
Interest and other borrowing expenses	$(4.1)	(1.2)	(7.8)

Total	$(4.1)	$(3.8)	$(7.2)	$8.2

P.	FAIR VALUE MEASUREMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

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

Derivative Financial Instruments: The Company’s derivative contracts consist of interest-rate swaps, cross currency swaps and foreign currency exchange contracts. These derivative contracts are traded over the counter and their fair value is determined using industry standard valuation models, which are based on the income approach. The significant inputs into the valuation models include market inputs such as interest rates, yield curves, currency exchange rates, credit default swap spreads and forward spot rates. These contracts are categorized as Level 2.

PACCAR’s assets and liabilities subject to recurring fair value measurements are either Level 1 or Level 2 as follows:

At December 31, 2011	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. tax-exempt securities		$294.4	$294.4
U.S. corporate securities		27.5	27.5
U.S. government and agency securities	$1.9		1.9
Non-U.S. government securities		367.1	367.1
Non-U.S. corporate securities		148.3	148.3
Other debt securities		70.9	70.9

Total marketable debt securities	$1.9	$908.2	$910.1
Derivatives
Interest-rate swaps		$1.4	$1.4
Cross currency swaps		.8	.8
Foreign-exchange contracts		.2	.2

Total derivative assets		$2.4	$2.4
Liabilities:
Derivatives
Cross currency swaps		$74.7	$74.7
Interest-rate swaps		33.3	33.3
Foreign-exchange contracts		2.5	2.5

Total derivative liabilities		$110.5	$110.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

At December 31, 2010	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. tax-exempt securities		$365.4	$365.4
U.S. corporate securities		27.6	27.6
U.S. government and agency securities	$2.7		2.7
Non-U.S. corporate securities		37.0	37.0
Other debt securities		17.8	17.8

Total marketable debt securities	$2.7	$447.8	$450.5
Derivatives
Interest-rate swaps		$5.8	$5.8
Cross currency swaps		3.3	3.3
Foreign-exchange contracts		1.0	1.0

Total derivative assets		$10.1	$10.1
Liabilities:
Derivatives
Cross currency swaps		$73.8	$73.8
Interest-rate swaps		37.2	37.2
Foreign-exchange contracts		1.6	1.6

Total derivative liabilities		$112.6	$112.6

The Company used the following methods and assumptions to determine the fair value of financial instruments that are not recognized at fair value as described below.

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Financial Services Net Receivables: For floating-rate loans, wholesale financings, and interest and other receivables, fair values approximate carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on current rates for comparable loans. Finance lease receivables and related allowance for credit losses provisions have been excluded from the accompanying table.

Debt: The carrying amounts of financial services commercial paper, variable-rate bank loans and variable-rate term notes approximate fair value. For fixed-rate debt, fair values are estimated using discounted cash flow analysis based on current rates for comparable debt.

Trade Receivables and Payables: Carrying amounts approximate fair value.

Fixed-rate loans and debt that are not carried at approximate fair value are as follows:

At December 31,	2011		2010
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets:
Financial Services fixed-rate loans	$2,740.1	$2,776.1	$2,444.1	$2,483.3
Liabilities:
Truck and Other fixed-rate debt	$150.0	$167.6	$173.5	$196.9
Financial Services fixed-rate debt	$1,958.6	$2,021.1	$1,870.7	$1,967.9

Q.	STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company’s authorized but unissued common stock under plans approved by stockholders. Non-employee directors and certain officers may be granted restricted shares of the Company’s common stock under plans approved by stockholders. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than ten years from the grant date and generally vest after three years. Restricted stock awards generally vest over three years or earlier upon meeting certain age and service requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The Company recognizes compensation cost on these options and restricted stock awards on a straight line basis over the requisite period the employee is required to render service. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 46.7 million shares and as of December 31, 2011, the maximum number of shares available for future grants was 18.3 million.

The estimated fair value of each option award is determined on the date of grant using the Black-Scholes-Merton option pricing model that uses assumptions noted in the following table. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on historical volatility. The dividend yield is based on an estimated future dividend yield using projected net income for the next five years, implied dividends and Company stock price. The expected term is based on the period of time that options granted are expected to be outstanding based on historical experience.

	2011	2010	2009
Risk-free interest rate	2.22%	2.48%	2.00%
Expected volatility	45%	44%	39%
Expected dividend yield	2.8%	2.5%	3.0%
Expected term	5 years	5 years	5 years
Weighted average grant date fair value of options per share	$16.45	$11.95	$8.47

The fair value of options granted was $10.9, $11.7 and $10.0 for the years ended December 31, 2011, 2010 and 2009, respectively.

A summary of activity under the Company’s stock plans is presented below.

	2011	2010	2009
Intrinsic value of options exercised	$13.5	$33.7	$22.7
Cash received from stock option exercises	10.9	22.0	17.6
Tax benefit related to stock option exercises	4.7	10.8	7.1
Stock based compensation	13.8	8.5	9.5
Tax benefit related to stock based compensation	5.2	3.2	3.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

The summary of options as of December 31, 2011 and changes during the year then ended is presented below.

	NUMBER OF SHARES	EXERCISE PRICE*	REMAINING CONTRACTUAL LIFE IN YEARS*	AGGREGATE INTRINSIC VALUE
Options outstanding at January 1	5,282,300	$32.18
Granted	660,200	50.50
Exercised	(536,100)	20.26
Cancelled	(431,000)	36.40

Options outstanding at December 31	4,975,400	$35.53	5.71	$25.4

Vested and expected to vest	4,865,800	$35.32	5.64	$25.3

Exercisable	2,704,600	$33.65	3.81	$18.3

*	Weighted Average

The fair value of restricted shares is determined based upon the stock price on the date of grant. The summary of nonvested restricted shares as of December 31, 2011 and changes during the year then ended is presented below:

NONVESTED SHARES	NUMBER OF SHARES	GRANT DATE FAIR VALUE*
Nonvested awards outstanding at January 1	142,600	$38.25
Granted	117,200	51.38
Vested	(105,900)	44.40

Nonvested awards outstanding at December 31	153,900	$43.72

*	Weighted Average

As of December 31, 2011, there was $9.0 of total unrecognized compensation cost related to nonvested stock options, which is recognized over a remaining weighted average vesting period of 1.44 years. Unrecognized compensation cost related to nonvested restricted stock awards of $.7 is expected to be recognized over a remaining weighted average vesting period of .8 years.

A total of 187,500 performance based restricted stock awards were granted in 2008 and 2007 at a weighted-average fair value of $43.61. These awards vest after five years if the Company’s earnings per share growth over the same five year period meet or exceed certain performance goals. No matching shares were granted under this program in 2011, 2010 or 2009.

The fair value of the performance based restricted stock awards were determined based on the stock price on the grant date. Compensation expense for awards with performance conditions is recorded only when it is probable that the requirements will be achieved. As of December 31, 2011, 2010 and 2009, the attainment of the conditions of the awards was not considered probable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

R.	SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal segments: Truck and Financial Services.

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

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $.6 for 2011 and nil for 2010 and 2009. Included in All Other income before income taxes of $42.2 in 2009 was $66.0 of curtailment gains and $22.2 of expense related to economic hedges. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2011	2010	2009
Revenues:
United States	$7,389.8	$4,195.8	$3,594.4
Europe	5,104.0	3,472.3	2,828.3
Other	3,861.4	2,624.8	1,663.8

	$16,355.2	$10,292.9	$8,086.5

Property, plant and equipment, net:
United States	$1,059.1	$846.4	$814.6
The Netherlands	467.1	381.6	452.8
Other	447.1	445.7	490.3

	$1,973.3	$1,673.7	$1,757.7

Equipment on operating leases, net:
United States	$871.2	$666.9	$686.6
United Kingdom	374.8	384.9	349.7
Germany	350.6	334.0	362.7
Other	793.2	633.5	618.0

	$2,389.8	$2,019.3	$2,017.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009 (currencies in millions)

Business Segment Data:	2011	2010	2009
Net sales and revenues:
Truck	$15,922.8	$9,591.3	$7,388.6
Less intersegment	(715.1)	(354.0)	(394.6)

Net Truck	15,207.7	9,237.3	6,994.0
All Other	118.2	87.8	82.7

Truck and Other	15,325.9	9,325.1	7,076.7
Financial Services	1,029.3	967.8	1,009.8

	$16,355.2	$10,292.9	$8,086.5

Income before income taxes:
Truck	$1,258.8	$501.0	$25.9
All Other	(26.5)	(15.3)	42.2

	1,232.3	485.7	68.1
Financial Services	236.4	153.5	84.6
Investment income	38.2	21.1	22.3

	$1,506.9	$660.3	$175.0

Depreciation and amortization:
Truck	$318.6	$276.7	$277.2
Financial Services	346.0	337.5	364.4
All Other	9.2	9.0	10.1

	$673.8	$623.2	$651.7

Expenditures for long-lived assets:
Truck	$879.1	$373.9	$324.2
Financial Services	934.3	505.6	646.0
All Other	28.2	4.3	.8

	$1,841.6	$883.8	$971.0

Segment assets:
Truck	$4,685.3	$3,742.2	$3,849.1
Other	185.3	181.2	232.6
Cash and marketable securities	2,900.7	2,432.5	2,056.0

	7,771.3	6,355.9	6,137.7
Financial Services	9,401.4	7,878.2	8,431.3

	$17,172.7	$14,234.1	$14,569.0

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

Management assessed the Company’s internal control over financial reporting as of December 31, 2011, based on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company’s internal control over financial reporting. The attestation report is included on page 81.

Mark C. Pigott
(Manual Signature) Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PACCAR Inc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
(manual signature)

Seattle, Washington

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON THE COMPANY’S INTERNAL CONTROL OVER

FINANCIAL REPORTING

The Board of Directors and Stockholders of PACCAR Inc

We have audited PACCAR Inc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 29, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
(manual signature)

Seattle, Washington

February 29, 2012

59

SELECTED FINANCIAL DATA

	2011	2010	2009	2008	2007
	(millions except per share data)
Truck and Other Net Sales and Revenues	$15,325.9	$9,325.1	$7,076.7	$13,709.6	$14,030.4
Financial Services Revenue	1,029.3	967.8	1,009.8	1,262.9	1,191.3

Total Revenues	$16,355.2	$10,292.9	$8,086.5	$14,972.5	$15,221.7
Net Income	$1,042.3	$457.6	$111.9	$1,017.9	$1,227.3
Net Income Per Share:
Basic	2.87	1.25	.31	2.79	3.31
Diluted	2.86	1.25	.31	2.78	3.29
Cash Dividends Declared Per Share	1.30	.69	.54	.82	1.65
Total Assets:
Truck and Other	7,771.3	6,355.9	6,137.7	6,219.4	6,599.9
Financial Services	9,401.4	7,878.2	8,431.3	10,030.4	10,710.3
Truck and Other Long-Term Debt	150.0	150.0	172.3	19.3	23.6
Financial Services Debt	6,505.4	5,102.5	5,900.5	7,465.5	7,852.2
Stockholders’ Equity	5,364.4	5,357.8	5,103.7	4,846.7	5,013.1
Ratio of Earnings to Fixed Charges	9.43x	4.07x	1.57x	4.58x	5.36x

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by The NASDAQ Stock Market LLC and cash dividends declared. There were 2,063 record holders of the common stock at December 31, 2011.

	2011			2010
	CASH DIVIDENDS DECLARED	STOCK PRICE		CASH DIVIDENDS DECLARED	STOCK PRICE
Quarter		HIGH	LOW		HIGH	LOW
First	$.12	$56.75	$46.73	$.09	$43.64	$33.79
Second	.12	53.29	44.65	.09	47.81	38.66
Third	.18	52.39	32.79	.09	47.90	38.95
Fourth	.18	43.36	32.02	.12	57.49	47.32
Year-End Extra	.70			.30

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

60

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	FOURTH
	(millions except per share data)
2011
Truck and Other:
Net sales and revenues	$3,042.6	$3,702.7	$3,993.0	$4,587.6
Cost of sales and revenues	2,632.3	3,231.1	3,484.0	3,994.4
Research and development	68.4	77.5	70.0	72.3
Financial Services:
Revenues	241.0	258.0	264.1	266.2
Interest and other borrowing expenses	46.5	46.1	44.6	44.1
Depreciation and other expense	110.5	119.4	123.0	123.3
Net Income	193.3	239.7	281.6	327.7
Net Income Per Share:
Basic	$.53	$.66	$.78	$.91
Diluted	.53	.65	.77	.91
2010
Truck and Other:
Net sales and revenues	$1,984.3	$2,224.8	$2,304.2	$2,811.8
Cost of sales and revenues	1,767.8	1,954.9	2,019.2	2,456.9
Research and development	54.8	58.4	59.9	65.4
Financial Services:
Revenues	246.4	239.3	238.3	243.8
Interest and other borrowing expenses	57.1	54.5	51.8	49.6
Depreciation and other expense	121.3	110.9	110.2	109.2
Net Income	68.3	99.6	119.9	169.8
Net Income Per Share:
Basic	$.19	$.27	$.33	$.46
Diluted	.19	.27	.33	.46

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

Fair Value Gains (Losses)	2011	2010
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(13.8)	$(5.7)
TRUCK AND OTHER:
Liabilities
Fixed-rate long-term debt	3.5	5.2
FINANCIAL SERVICES:
Assets
Fixed-rate loans	(51.5)	(40.2)
Liabilities
Fixed-rate term debt	35.8	30.9
Interest-rate swaps related to financial services debt	41.2	37.0

Total	$15.2	$27.2

Currency Risks - The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (See Note O for additional information concerning these hedges). Based on the Company’s sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $21.2 related to contracts outstanding at December 31, 2011, compared to a loss of $15.0 at December 31, 2010. These amounts would be largely offset by changes in the values of the underlying hedged exposures.