Form 10-K, Exhibit 13
period 2012-12-31
PACCAR INC
filed 2013-02-27
CIK 75362

Exhibit 13

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company’s common stock, to the cumulative total return of the Standard & Poor’s Composite 500 Stock Index and the return of an industry peer group of companies (the Peer Group Index) for the last five fiscal years ending December 31, 2012. Standard & Poor’s has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the Peer Group Index provides a better comparison than other indices available. The Peer Group Index consists of AGCO Corporation, Caterpillar Inc., Cummins Inc., Dana Holding Corporation, Deere & Company, Eaton Corporation, Meritor Inc., Navistar International Corp., Oshkosh Corporation, Scania AB and AB Volvo. The comparison assumes that $100 was invested on December 31, 2007 in the Company’s common stock and in the stated indices and assumes reinvestment of dividends.

	2007	2008	2009	2010	2011	2012
PACCAR Inc	100	53.64	69.27	111.10	75.00	92.36
S&P 500 Index	100	63.00	79.67	91.68	93.61	108.59
Peer Group Index	100	46.68	68.89	120.79	102.27	117.81

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

PACCAR is a global technology company whose Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks. In North America, trucks are sold under the Kenworth and Peterbilt nameplates, in Europe, under the DAF nameplate and in Australia and South America, under the Kenworth and DAF nameplates. The Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles. The Company’s Financial Services segment (PFS) derives its earnings primarily from financing or leasing PACCAR products in North America, Europe and Australia. The Company’s Other business is the manufacturing and marketing of industrial winches.

Consolidated net sales and revenues of $17.05 billion in 2012 were the highest in the Company’s history. The increase from $16.36 billion in 2011 was mainly due to higher truck deliveries and record aftermarket parts sales. Truck unit sales increased in 2012 to 140,400 units from 138,000 units in 2011, reflecting higher industry retail sales in North America and record heavy truck market share in North America and Europe.

In 2012, PACCAR earned net income for the 74th consecutive year. Net income in 2012 was $1.11 billion ($3.12 per diluted share) and was the fourth highest in the Company’s history. Net income in 2012 increased from $1.04 billion ($2.86 per diluted share) in 2011 due to higher Truck sales and record Financial Services segment results.

During 2012, the Company continued construction of a new 300,000 square-foot DAF assembly facility in Ponta Grossa, Brasil. In late 2013, this world-class facility is expected to begin producing the DAF product range in Brasil and contribute to sales growth in South America. In 2012, the Company launched the new Kenworth T680 and the Peterbilt 579 at the Mid-America truck show and introduced the new DAF XF Euro 6 truck at the International truck show in Hannover, Germany. These new trucks are powered by PACCAR MX-13 engines and are the result of multi-year design and development programs. In 2012, the Company’s research and development expenses were $279.3 million compared to $288.2 million in 2011.

A new parts distribution center (PDC) is being constructed in Eindhoven, the Netherlands and will be completed in the first quarter of 2013. The PDC in Lancaster, Pennsylvania is being expanded and will be completed in the second quarter of 2013. The Company has fifteen PDC’s strategically located to support customers in North America, Europe, Australia and South America.

In 2012, PACCAR modified its management reporting which resulted in Truck and Parts being identified as separate reportable segments in addition to Financial Services. To reflect the benefit the Parts segment receives from the Truck segment, certain factory overhead, research and development, engineering and selling, general and administrative expenses are allocated from the Truck segment to the Parts segment. Disclosures for the prior periods have been adjusted to reflect the change in reportable segments.

The PACCAR Financial Services (PFS) group of companies has operations covering four continents and 23 countries. The global breadth of PFS and its rigorous credit application process support a portfolio of loans and leases with total assets of $10.80 billion that earned a pretax profit of $307.8 million. PFS issued $2.16 billion in medium-term notes during the year to pay off maturing debt and support portfolio growth.

Truck and Parts Outlook

Truck industry retail sales in the U.S. and Canada in 2013 are expected to be 210,000–240,000 units compared to 224,900 units in 2012 reflecting the ongoing replacement of the aging industry fleet and some improvement in the economy. The 2013 truck industry registrations for over 16-tonne vehicles in Europe are expected to be 210,000–250,000 units, compared to the 221,500 trucks in 2012 as some customers are expected to purchase Euro 5 vehicles ahead of the introduction of the Euro 6 emission requirement in 2014 despite the challenging economic conditions in Europe.

Parts industry aftermarket sales in 2013 in the U.S. and Canada are expected to modestly increase due to some economic growth and aging truck fleet. Parts industry aftermarket sales in Europe in 2013 are expected to be comparable to 2012, reflecting uncertain economic growth in the Eurozone.

Capital investments in 2013 are expected to be $400 to $500 million, focused on the completion of the truck factory in Brasil and the development of new products and services worldwide. Research and development (R&D) in 2013 is expected to be $225 to $275 million, focused on comprehensive product development programs and enhanced manufacturing operating efficiency.

See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

Financial Services Outlook

Average earning assets in 2013 may grow approximately 5-10% as increased new business financing from truck sales exceeds customer collections. Current levels of freight tonnage, freight rates and fleet utilization are contributing to customers’ profitability and cash flow. If current freight transportation conditions decline due to weaker economic conditions, past due accounts, truck repossessions and credit losses would likely increase from the current low levels. See the Forward Looking Statement section of Management’s Discussion and Analysis for factors that may affect this outlook.

RESULTS OF OPERATIONS:

($ in millions, except per share data) Year Ended December 31,	2012	2011	2010
Net sales and revenues:
Truck	$13,131.5	$12,630.7	$7,042.9
Parts	2,667.5	2,577.0	2,194.4
Other	152.7	118.2	87.8

Truck, Parts and Other	15,951.7	15,325.9	9,325.1
Financial Services	1,098.8	1,029.3	967.8

	$17,050.5	$16,355.2	$10,292.9

Income (loss) before income taxes:
Truck	$920.4	$864.7	$187.5
Parts	374.6	394.1	313.5
Other	(7.0)	(26.5)	(15.3)

Truck, Parts and Other	1,288.0	1,232.3	485.7
Financial Services	307.8	236.4	153.5
Investment income	33.1	38.2	21.1
Income taxes	(517.3)	(464.6)	(202.7)

Net Income	$1,111.6	$1,042.3	$457.6

Diluted Earnings Per Share	$3.12	$2.86	$1.25

Return on Revenues	6.5%	6.4%	4.4%

The following provides an analysis of the results of operations for the Company’s three reportable segments, Truck, Parts and Financial Services. Where possible, the Company has quantified the factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company’s results of operations.

2012 Compared to 2011:

Truck

The Company’s Truck segment accounted for 77% of revenues for both 2012 and 2011.

($ in millions) Year Ended December 31,	2012	2011	% CHANGE
Truck net sales and revenues:
U.S. and Canada	$7,467.8	$6,776.4	10
Europe	3,217.1	3,914.6	(18)
Mexico, South America, Australia and other	2,446.6	1,939.7	26

	$13,131.5	$12,630.7	4

Truck income before income taxes	$920.4	$864.7	6

Pre-tax return on revenues	7.0%	6.8%

The Company’s worldwide truck net sales and revenues increased due to higher market demand in all markets except Europe, which experienced difficult economic conditions during 2012. The increase in Truck segment income before income taxes and pretax return on revenues for 2012 primarily reflects the higher truck unit sales and lower R&D expenses.

The Company’s new truck deliveries are summarized below:

Year Ended December 31,	2012	2011	% CHANGE
United States	62,200	58,900	6
Canada	10,900	10,500	4

U.S. and Canada	73,100	69,400	5
Europe	43,500	48,700	(11)
Mexico, South America, Australia and other	23,800	19,900	20

Total units	140,400	138,000	2

In 2012, industry retail sales in the heavy-duty market in the U.S. and Canada increased to 224,900 units compared to 197,000 units in 2011. The Company’s heavy-duty retail truck market share increased to a record 28.9% from 28.1% in 2011, reflecting overall strong demand for the Company’s premium products. The medium-duty market was 64,600 units in 2012 compared to 61,000 units in 2011. The Company’s medium-duty market share was 15.4% in 2012 compared to 12.4% in 2011.

The over 16-tonne truck market in Western and Central Europe in 2012 was 221,500 units, a 9% decline from 242,500 units in 2011 reflecting economic weakness in the Eurozone. The Company’s market share was a record 16.0% in 2012, an increase from 15.5% in 2011. The 6- to 16-tonne market in 2012 was 55,300 units compared to 61,100 units in 2011. The Company’s market share was 11.5% in 2012, an increase from 9.0% in 2011.

Sales and revenues in Mexico, South America, Australia and other markets increased in 2012 primarily due to higher new truck deliveries in Mexico and Australia from increased market demand and higher market share.

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2012 and 2011 for the Truck segment are as follows:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2011	$12,630.7	$11,323.8	$1,306.9
Increase (decrease)
Truck delivery volume	428.0	406.5	21.5
Average truck sales prices	326.0		326.0
Average per truck material, labor and other direct costs		254.4	(254.4)
Factory overhead, warehouse and other indirect costs		63.4	(63.4)
Currency translation	(253.2)	(254.1)	.9

Total increase	500.8	470.2	30.6

2012	$13,131.5	$11,794.0	$1,337.5

•

The higher truck delivery volume reflects improved truck markets in North America and Australia and higher market share, partially offset by lower deliveries in Europe. The increased demand for trucks also resulted in higher average truck sales prices which increased sales by $326.0 million.

•	Average truck material, labor and other direct costs increased $254.4 million primarily due to higher material costs.

•	Factory overhead, warehouse and other indirect costs increased $63.4 million primarily due to higher salaries and related costs ($44.2 million).

•	The currency translation effect on sales and cost of sales primarily reflects a weaker euro.

•

Truck gross margins in 2012 of 10.2% were comparable to the 10.3% in 2011 as higher average margins in North America and Australia were more than offset by lower average margins in Europe from lower market demand.

Truck selling, general and administrative expenses (SG&A) was $231.0 million in 2012 comparable to 2011. As a percentage of sales, SG&A was 1.8% in 2012 and in 2011, reflecting ongoing cost control.

Parts

The Company’s Parts segment accounted for 16% of revenues for both 2012 and 2011.

($ in millions) Year Ended December 31,	2012	2011	% CHANGE
Parts net sales and revenues:
U.S. and Canada	$1,529.1	$1,386.5	10
Europe	786.7	885.2	(11)
Mexico, South America, Australia and other	351.7	305.3	15

	$2,667.5	$2,577.0	4

Parts income before income taxes	$374.6	$394.1	(5)

Pre-tax return on revenues	14.0%	15.3%

The Company’s worldwide parts net sales and revenues increased due to higher market demand in North America, partially offset by lower market demand in Europe. The decrease in Parts segment income before taxes and pretax return on revenues was primarily due to higher selling, general and administrative expenses ($21.8 million) and higher cost allocations from the Truck segment ($12.5 million), partially offset by a higher gross margin ($13.4 million).

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2012 and 2011 for the Parts segment are as follows:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2011	$2,577.0	$1,918.2	$658.8
Increase (decrease)
Aftermarket parts volume	67.5	43.2	24.3
Average aftermarket parts sales prices	72.6		72.6
Average aftermarket parts direct costs		52.9	(52.9)
Warehouse and other indirect costs		16.3	(16.3)
Currency translation	(49.6)	(35.6)	(14.0)

Total increase	90.5	76.8	13.7

2012	$2,667.5	$1,995.0	$672.5

•

Higher market demand in the U.S. and Canada, partially offset by lower market demand in Europe, resulted in increased aftermarket parts sales volume of $67.5 million and related cost of sales by $43.2 million.

•	Average aftermarket parts sales prices increased by $72.6 million reflecting improved price realization from improved market demand in North America.

•	Average aftermarket parts direct costs increased $52.9 million from higher material costs.

•	Warehouse and other indirect costs increased $16.3 million primarily due to higher salaries and related costs from higher warehouse capacity to support higher sales volume.

•	The currency translation effect on sales and cost of sales primarily reflects a weaker euro.

•	Parts gross margins in 2012 of 25.2% decreased from 25.6% in 2011 primarily from a lower proportion of sales in Europe.

Parts SG&A was $206.0 million in 2012 (including $6.6 million from the effect of weaker foreign currencies) and $184.2 million in 2011. The higher SG&A reflects higher marketing expenses ($13.1 million) and salaries and related expenses ($6.7 million) to support business expansion activities. As a percentage of sales, SG&A was 7.7% in 2012 and 7.1% in 2011.

Financial Services

The Company’s Financial Services segment accounted for 6% of revenues for both 2012 and 2011.

($ in millions) Year Ended December 31,	2012	2011	% CHANGE
New loan and lease volume:
U.S. and Canada	$2,913.1	$2,523.1	15
Europe	888.2	933.5	(5)
Mexico and Australia	820.9	604.4	36

	$4,622.2	$4,061.0	14
New loan and lease volume by product:
Loans and finance leases	$3,660.7	$3,117.2	17
Equipment on operating lease	961.5	943.8	2

	$4,622.2	$4,061.0	14
New loan and lease unit volume:
Loans and finance leases	36,100	35,200	3
Equipment on operating lease	9,400	9,500	(1)

	45,500	44,700	2
Average earning assets:
U.S. and Canada	$5,894.6	$4,595.0	28
Europe	2,285.1	2,234.9	2
Mexico and Australia	1,556.0	1,445.1	8

	$9,735.7	$8,275.0	18
Average earning assets by product:
Loans and finance leases	$6,213.2	$5,291.0	17
Dealer wholesale financing	1,574.7	1,220.4	29
Equipment on lease and other	1,947.8	1,763.6	10

	$9,735.7	$8,275.0	18
Revenues:
U.S. and Canada	$592.8	$508.6	17
Europe	283.5	313.0	(9)
Mexico and Australia	222.5	207.7	7

	$1,098.8	$1,029.3	7
Revenue by product:
Loans and finance leases	$392.2	$373.2	5
Dealer wholesale financing	61.5	49.9	23
Equipment on lease and other	645.1	606.2	6

	$1,098.8	$1,029.3	7

Income before income taxes	$307.8	$236.4	30

In 2012, new loan and lease volume increased 14% to $4.62 billion from $4.06 billion in 2011, reflecting a higher average amount financed per unit and a slight unit increase in new loan and lease volume. PFS’s finance market share on new PACCAR truck sales was 30.6% in 2012 compared to 31.0% in the prior year.

The increase in PFS revenues to $1.10 billion in 2012 from $1.03 billion in 2011 primarily resulted from higher average earning asset balances, partially offset by lower yields. PFS income before income taxes increased to $307.8 million in 2012 compared to $236.4 million in 2011 primarily due to higher finance margin as noted below and a lower provision for losses on receivables.

The major factors for the change in interest and fees, interest and other borrowing expenses and finance margin for the year ended December 31, 2012 are outlined in the table below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2011	$423.1	$181.3	$241.8
Increase (decrease)
Average finance receivables	87.5		87.5
Average debt balances		37.6	(37.6)
Yields	(51.7)		(51.7)
Borrowing rates		(57.8)	57.8
Currency translation	(5.2)	(2.7)	(2.5)

Total increase (decrease)	30.6	(22.9)	53.5

2012	$453.7	$158.4	$295.3

•

Average finance receivables increased $1.43 billion (excluding foreign currency effects of $150.1 million) from an increase in retail portfolio new business volume exceeding repayments and an increase in dealer wholesale financing, primarily in the U.S. and Canada.

•

Average debt balances increased $1.64 billion (excluding foreign currency effects of $139.1 million) in 2012 and included increased medium-term note funding. The higher average debt balances reflect funding for a higher average finance receivable portfolio.

•	Lower market rates resulted in lower portfolio yields (5.7% in 2012 and 6.5% in 2011) and lower borrowing rates (2.2% in 2012 and 3.1% in 2011).

•	Currency translation variances primarily reflect a decrease in the value of the euro compared to the U.S. dollar.

The following table summarizes operating lease, rental and other income and depreciation and other expense:

($ in millions) Year Ended December 31,	2012	2011
Operating lease revenues	$585.9	$567.0
Used truck sales and other	59.2	39.2

Operating lease, rental and other income	$645.1	$606.2

Depreciation on operating lease	$369.9	$346.6
Vehicle operating expenses	97.0	103.2
Cost of used truck sales and other	50.5	26.4

Depreciation and other	$517.4	$476.2

The major factors for the change in operating lease, rental and other income, depreciation and other expense and related margin for the year ended December 31, 2012 are outlined in the table below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER INCOME	DEPRECIATION AND OTHER	MARGIN
2011	$606.2	$476.2	$130.0
Increase (decrease)
Operating lease impairments		(.6)	.6
Used truck sales and other	20.0	24.1	(4.1)
Results on returned lease assets		5.7	(5.7)
Average operating lease assets	34.9	28.2	6.7
Currency translation and other	(16.0)	(16.2)	.2

Total increase (decrease)	38.9	41.2	(2.3)

2012	$645.1	$517.4	$127.7

•

Used truck sales and other revenues increased operating lease, rental and other income by $20.0 million and depreciation and other by $24.1 million, reflecting a higher number of used truck trade units sold and lower gains on sale.

•	Results on returned lease assets reflect a decrease in used truck values in Europe.

•

Average operating lease assets increased $184.2 million in 2012, which increased income by $34.9 million and related depreciation and other expense by $28.2 million, as a result of a higher volume of equipment placed in service from higher demand for leased vehicles.

•	Currency translation and other primarily results from a decrease in the value of the euro compared to the U.S. dollar.

The following table summarizes the provision for losses on receivables and net charge-offs:

($ in millions)	2012		2011
	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS
U.S. and Canada	$4.6	$15.2	$3.8	$6.7
Europe	9.9	9.2	17.9	15.3
Mexico and Australia	5.5	6.9	19.7	23.0

	$20.0	$31.3	$41.4	$45.0

The provision for losses on receivables and net charge-offs for 2012 declined compared to 2011 primarily due to decreases in Europe, Mexico and Australia from improving portfolio quality. The higher charge-offs in the U.S. and Canada of $15.2 million in 2012 compared to $6.7 million in 2011 primarily reflects the charge-off of one large account in the U.S.

The Company modifies loans and finance leases as a normal part of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Insignificant delays are modifications extending terms up to three months for customers experiencing some short term financial stress but not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company’s modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification. When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms. When the Company modifies loans and finance leases for credit reasons and grants a concession, the modifications are classified as troubled debt restructurings.

The post-modification balances of accounts modified during the twelve months ended December 31, 2012 and 2011 are summarized below:

($ in millions)	2012		2011
	RECORDED INVESTMENT	% OF TOTAL PORTFOLIO*	RECORDED INVESTMENT	% OF TOTAL PORTFOLIO*
Commercial	$211.6	3.1%	$197.1	3.4%
Insignificant Delay	57.1	.9%	130.1	2.2%
Credit - No Concession	41.0	.6%	50.5	.9%
Credit - Troubled Debt Restructuring (TDR)	56.9	.8%	33.1	.6%

	$366.6	5.4%	$410.8	7.1%

*	Recorded investment immediately after modification as a percentage of ending retail portfolio.

Total modification activity of $366.6 million in 2012 decreased compared to 2011, primarily due to lower insignificant delay modifications in Australia. In the first quarter of 2011, due to severe flooding in the Queensland, Australia region, the Company provided modifications to credit qualified customers. In addition, the Company’s TDRs increased in 2012 from 2011 primarily due to the restructuring of one large account in Europe and one in the U.S.

The following table summarizes the Company’s 30+ days past-due accounts:

At December 31,	2012	2011
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	.3%	1.1%
Europe	1.0%	1.0%
Mexico and Australia	1.5%	3.4%
Total	.6%	1.5%

Worldwide PFS accounts 30+ days past due at December 31, 2012 of .6% improved from 1.5% at December 31, 2011 due to lower or the same past dues in all markets, reflecting a better operating environment for customers in all markets and the charge-off of a major account in the U.S. The Company continues to focus on maintaining low past-due balances.

When the Company modifies a 30+ days past-due account, the customer is then generally considered current under the revised contractual terms. The Company modified $11.5 million of accounts worldwide during the fourth quarter of 2012 and $4.5 million during the fourth quarter of 2011 that were 30+ days past-due and became current at the time of modification. Had these accounts not been modified and continued to not make payments, the pro forma percentage of retail loan and lease accounts 30+ days past due would have been as follows:

At December 31,	2012	2011
Pro forma percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	.4%	1.1%
Europe	1.3%	1.0%
Mexico and Australia	1.9%	3.8%
Total	.8%	1.5%

Modifications of accounts in prior quarters that were more than 30 days past due at the time of modification are included in past-dues if they were not performing under the modified terms at December 31, 2012 and 2011. During the fourth quarter of 2012, the Company entered into a restructuring agreement with a large customer in the U.S. The restructuring resulted in a charge-off of $8.2 million at December 31, 2012 which was provided for in prior periods. The effect on the allowance for credit losses from such modifications was not significant at December 31, 2011.

The Company’s 2012 pretax return on revenue for Financial Services increased to 28.0% from 23.0% in 2011 primarily results from lower borrowing rates exceeding the decline in asset yields and a lower provision for losses reflecting improvement in portfolio quality.

Other

Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Sales represent approximately 1% of consolidated net sales and revenues for 2012 and 2011. Other SG&A was $39.4 million in 2012 and $37.7 million in 2011 as higher salaries and related expenses of $8.0 million was partially offset by lower professional fees of $2.5 million and charitable contributions of $2.0 million. Other income (loss) before tax was a loss of $7.0 million in 2012 compared to a loss of $26.5 million in 2011. The lower loss in 2012 is primarily due to $6.1 million of higher income before tax from the winch business and $5.0 million lower transportation equipment expenses.

Investment income was $33.1 million in 2012 compared to $38.2 million in 2011. The lower investment income in 2012 reflects lower yields on investments from lower market interest rates and lower average invested balances.

The 2012 effective income tax rate of 31.8% increased from the 30.8% in 2011 from a higher proportion of income in jurisdictions with higher tax rates.

($ in millions)
Year Ended December 31,	2012	2011
Domestic income before taxes	$786.6	$607.0
Foreign income before taxes	842.3	899.9

Total income before taxes	$1,628.9	$1,506.9

Domestic pre-tax return on revenues	9.6%	8.2%
Foreign pre-tax return on revenues	9.6%	10.0%

Total pre-tax return on revenues	9.6%	9.2%

The improvements in income before income taxes and return on revenues for domestic operations were primarily due to higher revenue and margins from truck and parts operations. The lower income before income taxes and return on revenues for foreign operations were primarily due to lower revenue and margins from truck and parts operations in Europe.

2011 Compared to 2010:

Truck

The Company’s Truck segment accounted for 77% and 68% of revenues in 2011 and 2010, respectively.

($ in millions)
Year Ended December 31,	2011	2010	% CHANGE
Truck net sales and revenues:
U.S. and Canada	$6,776.4	$3,260.7	108
Europe	3,914.6	2,392.1	64
Mexico, South America, Australia and other	1,939.7	1,390.1	40

	$12,630.7	$7,042.9	79

Truck income before income taxes	$864.7	$187.5	361

Pre-tax return on revenues	6.8%	2.7%

The Company’s worldwide truck net sales and revenues increased due to higher market demand, primarily in the U.S. and Canada and Europe.

The increase in Truck segment income before income taxes and pretax return on revenues was due to higher truck unit sales and margin, partially offset by increases in R&D and SG&A expenses to support a higher level of business activity. 2011 truck income before income taxes and pretax return on revenues was also affected by the translation of stronger foreign currencies, primarily the euro. The translation effect of all currencies increased 2011 income before income taxes by $7.8 million compared to 2010.

The Company’s new truck deliveries are summarized below:

Year Ended December 31,	2011	2010	% CHANGE
United States	58,900	29,100	102
Canada	10,500	6,100	72

U.S. and Canada	69,400	35,200	97
Europe	48,700	31,200	56
Mexico, South America, Australia and other	19,900	12,400	60

Total units	138,000	78,800	75

The truck market in the U.S. and Canada in 2011 improved from the recessionary levels of 2010, reflecting higher freight volumes and the need to replace an aging truck fleet. Industry retail sales in the heavy-duty market in U.S. and Canada increased to 197,000 units in 2011 compared to 126,000 units in 2010. The Company’s heavy-duty truck retail market share was 28.1% in 2011 compared to 24.1% in 2010, reflecting overall strong demand for the Company’s premium products and increased deliveries to large fleet customers. The medium-duty market was 61,000 units in 2011 compared to 41,000 units in 2010. The Company’s medium-duty market share was 12.4% in 2011 compared to 13.5% in 2010.

The 16-tonne and above truck market in Western and Central Europe was 242,500 units compared to 179,100 units in 2010. The Company’s market share was 15.5% in 2011 compared to 15.3% in 2010, reflecting improvement in the U.K., Germany and Central Europe. DAF market share in the 6- to 16-tonne market in 2011 was 9.0%, compared to 8.2% in 2010. The 6- to 16-tonne market in 2011 was 61,100 units, compared to 55,200 units in 2010.

Sales and revenues in Mexico, South America, Australia and other markets increased in 2011 primarily due to higher new truck deliveries in Mexico and the Andean region of South America.

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2011 and 2010 for the Truck segment are as follows:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2010	$7,042.9	$6,471.4	$571.5
Increase (decrease)
Truck delivery volume	4,739.9	4,050.5	689.4
Average truck sales prices	567.7		567.7
Average per truck material, labor and other direct costs		303.4	(303.4)
Factory overhead, warehouse and other indirect costs		247.1	(247.1)
Currency translation	280.2	251.4	28.8

Total increase	5,587.8	4,852.4	735.4

2011	$12,630.7	$11,323.8	$1,306.9

•

The higher truck delivery volume reflects improved truck markets and higher market share. The increased demand for trucks also resulted in higher average truck sales prices which increased sales by $567.7 million.

•	Cost of sales increased $303.4 million due to a higher average cost per truck, primarily from the effect of EPA 2010 engines in the U.S. and Canada.

•

Factory overhead, warehouse and other indirect costs increased $247.1 million primarily due to higher salaries and related costs ($165.4 million) and manufacturing supplies and maintenance ($83.0 million) to support higher production levels.

•	The currency translation effect on sales and cost of sales primarily reflects a stronger euro.

•	Truck gross margins in 2011 of 10.3% increased from 8.1% in 2010 from higher market demand and increased absorption of fixed costs resulting from higher truck production.

Truck SG&A was $231.0 million in 2011 compared to $200.1 million in 2010. The higher spending is primarily due to higher salaries and related expenses of $32.9 million (including $7.2 million from the effect of stronger foreign currencies) to support higher levels of business activity. As a percentage of sales, SG&A decreased to 1.8% in 2011 from 2.8% in 2010 due to higher sales volume and ongoing cost control.

Parts

The Company’s Parts segment accounted for 16% and 21% of revenues in 2011 and 2010, respectively.

($ in millions)
Year Ended December 31,	2011	2010	% CHANGE
Parts net sales and revenues:
U.S. and Canada	$1,386.5	$1,158.5	20
Europe	885.2	798.1	11
Mexico, South America, Australia and other	305.3	237.8	28

	$2,577.0	$2,194.4	17

Parts income before income taxes	$394.1	$313.5	26

Pre-tax return on revenues	15.3%	14.3%

The Company’s worldwide parts net sales and revenues increased due to higher market demand in all markets.

The increase in Parts segment income before income taxes and pretax return on revenues was primarily due to higher sales volume in all markets and higher average gross margins.

The major factors for the change in net sales and revenues, cost of sales and revenues, and gross margin between 2011 and 2010 are as follows:

($ in millions)	NET SALES	COST OF SALES	GROSS MARGIN
2010	$2,194.4	$1,654.1	$540.3
Increase (decrease)
Aftermarket parts volume	258.8	157.8	101.0
Average aftermarket parts sales prices	69.5		69.5
Average aftermarket parts direct costs		41.8	(41.8)
Warehouse and other indirect costs		26.5	(26.5)
Currency translation	54.3	38.0	16.3

Total increase	382.6	264.1	118.5

2011	$2,577.0	$1,918.2	$658.8

•

Aftermarket parts volume benefited from stronger retail markets, reflecting improving freight volumes and aging truck fleets. This higher market demand resulted in increased aftermarket parts sales volume of $258.8 million and related cost of sales by $157.8 million.

•	Average aftermarket parts sales prices increased by $69.5 million reflecting improved price realization from improved market demand.

•	Average aftermarket parts costs increased $41.8 million from higher material costs.

•	Warehouse and other indirect costs increased $26.5 million primarily due to higher costs to support the higher sales volume.

•	The currency translation effect on sales and cost of sales primarily reflects a stronger euro.

•	Parts gross margins in 2011 of 25.6% increased from 24.6% in 2010 from a higher price realization from improved market demand, primarily in North America.

Parts SG&A was $184.2 million in 2011 (including $4.6 million from the effect of stronger foreign currencies) and $168.2 million in 2010. The higher SG&A reflects higher salaries and related expenses ($11.5 million) to support business expansion activities. As a percentage of sales, SG&A was 7.1% in 2011 and 7.7% in 2010.

Financial Services

The Company’s Financial Services segment accounted for 6% and 9% of revenues in 2011 and 2010, respectively.

($ in millions)
Year Ended December 31,	2011	2010	% CHANGE
New loan and lease volume:
U.S. and Canada	$2,523.1	$1,409.4	79
Europe	933.5	593.7	57
Mexico and Australia	604.4	473.0	28

	$4,061.0	$2,476.1	64
New loan and lease volume by product:
Loans and finance leases	$3,117.2	$1,975.1	58
Equipment on operating lease	943.8	501.0	88

	$4,061.0	$2,476.1	64
New loan and lease unit volume:
Loans and finance leases	35,200	24,100	46
Equipment on operating lease	9,500	5,600	70

	44,700	29,700	51
Average earning assets:
U.S. and Canada	$4,595.0	$4,320.6	6
Europe	2,234.9	1,944.5	15
Mexico and Australia	1,445.1	1,303.2	11

	$8,275.0	$7,568.3	9
Average earning assets by product:
Loans and finance leases	$5,291.0	$5,119.9	3
Dealer wholesale financing	1,220.4	899.1	36
Equipment on lease and other	1,763.6	1,549.3	14

	$8,275.0	$7,568.3	9
Revenues:
U.S. and Canada	$508.6	$491.6	3
Europe	313.0	286.6	9
Mexico and Australia	207.7	189.6	10

	$1,029.3	$967.8	6
Revenue by product:
Loans and finance leases	$373.2	$383.8	(3)
Dealer wholesale financing	49.9	37.8	32
Equipment on lease and other	606.2	546.2	11

	$1,029.3	$967.8	6

Income before income taxes	$236.4	$153.5	54

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

The major factors for the change in interest and fees, interest and other borrowing expenses and finance margin for the year ended December 31, 2011 are outlined in the table below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2010	$421.6	$213.0	$208.6
Increase (decrease)
Average finance receivables	21.8		21.8
Average debt balances		15.5	(15.5)
Yields	(32.1)		(32.1)
Borrowing rates		(53.4)	53.4
Currency translation	11.8	6.2	5.6

Total increase (decrease)	1.5	(31.7)	33.2

2011	$423.1	$181.3	$241.8

•

Average finance receivables increased $319.2 million (excluding $173.2 million of foreign exchange effects) from an increase in dealer wholesale financing, primarily in the U.S. and Canada and Europe, as well as retail portfolio new business volume exceeding repayments.

•	Average debt balances increased $409.0 million in 2011, reflecting funding for a higher average finance receivable portfolio.

•	Lower market rates resulted in lower portfolio yields (6.5% in 2011 and 7.0% in 2010).

•	Borrowing rates declined in 2011 due to lower market interest rates (3.1% in 2011 and 4.0% in 2010).

•	Currency translation primarily relates to the stronger euro.

The following table summarizes operating lease, rental and other income and depreciation and other expense:

($ in millions)
Year Ended December 31,	2011	2010
Operating lease revenues	$567.0	$498.7
Used truck sales and other	39.2	47.5

Operating lease, rental and other income	$606.2	$546.2

Depreciation on operating lease	$346.6	$325.6
Vehicle operating expenses	103.2	92.1
Cost of used truck sales and other	26.4	33.9

Depreciation and other	$476.2	$451.6

The major factors for the change in operating lease, rental and other income, depreciation and other expense and related margin for the year ended December 31, 2011 are outlined in the table below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER INCOME	DEPRECIATION AND OTHER	MARGIN
2010	$546.2	$451.6	$94.6
Increase (decrease)
Operating lease impairments		(3.8)	3.8
Results on returned lease assets		(19.5)	19.5
Average operating lease assets	34.3	27.8	6.5
Revenue and cost per asset	21.8	17.6	4.2
Currency translation and other	3.9	2.5	1.4

Total increase	60.0	24.6	35.4

2011	$606.2	$476.2	$130.0

•	The decrease in operating lease impairments and improved results on trucks returned from leases in 2011 reflect higher used truck prices.

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

The following table summarizes the provision for losses on receivables and net charge-offs:

($ in millions)	2011		2010
	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS
U.S. and Canada	$3.8	$6.7	$21.0	$35.7
Europe	17.9	15.3	20.9	27.2
Mexico and Australia	19.7	23.0	19.1	20.4

	$41.4	$45.0	$61.0	$83.3

The provision for losses on receivables for 2011 declined $19.6 million compared to 2010 due to generally improving economic conditions which have improved the profitability and cash flow for many of the Company’s customers in the transportation industry, particularly in the U.S. and Canada.

The following table summarizes the Company’s 30+ days past-due accounts:

At December 31,	2011	2010
Percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	1.1%	2.1%
Europe	1.0%	2.5%
Mexico and Australia	3.4%	5.8%
Total	1.5%	3.0%

Worldwide PFS accounts 30+ days past due at December 31, 2011 of 1.5% improved from 3.0% at December 31, 2010. Included in the U.S. and Canada past-due percentage of 1.1% is .8% from one large customer. Excluding that customer, worldwide PFS accounts 30+ days past due at December 31, 2011 would have been ..9%. At December 31, 2011, the Company had $27.9 million of specific loss reserves for this large customer and other accounts considered at risk. The Company continues to focus on maintaining low past-due balances.

When the Company modifies a 30+ days past-due account, the customer is then generally considered current under the revised contractual terms. The Company modified $4.5 million of accounts worldwide during the fourth quarter of 2011 and $20.8 million during the fourth quarter of 2010 that were 30+ days past-due and became current at the time of modification. Of these modifications, $4.4 million during the fourth quarter of 2011 and $14.2 million during the fourth quarter of 2010 were in Mexico and Australia. Had these accounts not been modified and continued to not make payments, the pro forma percentage of retail loan and lease accounts 30+ days past due would have been as follows:

At December 31,	2011	2010
Pro forma percentage of retail loan and lease accounts 30+ days past-due:
U.S. and Canada	1.1%	2.3%
Europe	1.0%	2.5%
Mexico and Australia	3.8%	6.8%
Total	1.5%	3.3%

Modifications of accounts in prior quarters that were more than 30 days past due at the time of modification are included in past-dues if they were not performing under the modified terms at December 31, 2011, and December 31, 2010. The effect on the allowance for credit losses from such modifications was not significant at December 31, 2011 and December 31, 2010.

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

The 2011 effective income tax rate was 30.8% compared to 30.7% in 2010.

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

LIQUIDITY AND CAPITAL RESOURCES:

($ in millions)
At December 31,	2012	2011	2010
Cash and cash equivalents	$1,272.4	$2,106.7	$2,040.8
Marketable debt securities	1,192.7	910.1	450.5

	$2,465.1	$3,016.8	$2,491.3

The Company’s total cash and marketable debt securities of $2.47 billion at December 31, 2012 decreased $551.7 million from December 31, 2011, primarily from a $592.1 million increase in cash dividends paid.

The change in cash and cash equivalents is summarized below:

($ in millions)
Year Ended December 31,	2012	2011	2010
Operating activities:
Net income	$1,111.6	$1,042.3	$457.6
Net income items not affecting cash	906.6	967.7	742.1
Pension contributions	(190.8)	(85.2)	(63.9)
Changes in operating assets and liabilities, net	(308.4)	(332.2)	415.6

Net cash provided by operating activities	1,519.0	1,592.6	1,551.4
Net cash used in investing activities	(2,588.0)	(2,419.0)	(467.1)
Net cash provided by (used in) financing activities	209.5	946.1	(960.4)
Effect of exchange rate changes on cash	25.2	(53.8)	4.9

Net (decrease) increase in cash and cash equivalents	(834.3)	65.9	128.8
Cash and cash equivalents at beginning of the year	2,106.7	2,040.8	1,912.0

Cash and cash equivalents at end of the year	$1,272.4	$2,106.7	$2,040.8

2012 Compared to 2011:

Operating activities: Cash provided by operations decreased $73.6 million to $1.52 billion in 2012. The lower operating cash flow was primarily due to an $888.6 million outflow as payments for goods and services in accounts payable and accrued expenses exceeded purchases in 2012 and purchases exceeded payments in 2011. In addition, a $161.8 million outflow occurred from income tax payments exceeding expense in 2012 and income tax expense exceeding payments in 2011. Also, pension contributions in 2012 were $105.6 million higher than in 2011. These outflows were partially offset by a $483.6 million inflow as receipts from sales of goods and services in accounts receivable exceeded sales in 2012 and sales exceeded receipts in 2011, a $544.6 million lower increase in Financial Services segment wholesale receivables and $69.3 million higher net income.

Investing activities: Cash used in investing activities of $2.59 billion in 2012 increased $169.0 million from the $2.42 billion used in 2011. In 2012, there was $174.7 million increased cash used for acquisitions of property, plant and equipment for new product and facility investments. In addition there was $220.3 million of higher new loan and lease originations in the Financial Services segment reflecting increased portfolio growth. These higher cash outflows were partially offset by lower net purchases of marketable securities of $191.2 million compared to 2011.

Financing activities: Cash provided by financing activities in 2012 of $209.5 million was $736.6 million lower than the cash provided by financing activities in 2011. In 2012 the Company paid $809.5 million in dividends, an increase of $592.1 million compared to $217.4 million in 2011. The higher amounts paid results from a special dividend declared in 2011 and paid in early 2012, higher regular quarterly dividends in 2012 and a special dividend declared and paid at the end of 2012. In 2012, the Company issued $2.20 billion of long term debt, $1.04 billion higher than 2011. The proceeds were partially used to repay medium-term debt of $668.1 million and to reduce outstanding balances of commercial paper by $365.8 million, resulting in cash provided by borrowing activities of $1.2 billion, $.3 billion lower than the cash provided by borrowing activities of $1.5 billion in 2011. In both periods cash provided by net borrowings was used to fund growth in the Financial Services portfolios. These lower amounts of cash provided by financing activities were partially offset by lower purchases of treasury stock of $175.5 million in 2012.

2011 Compared to 2010:

Operating activities: Cash provided by operations increased $41.2 million to $1.59 billion in 2011. The higher operating cash flow was primarily due to higher net income of $584.7 million and $363.7 million from higher purchases of goods and services in accounts payable and accrued expenses greater than payments compared to 2010. In addition, $141.1 million of additional operating cash flow was provided from higher current income tax provisions compared to payments in 2011 as opposed to a decrease in current income tax provisions compared to payments in 2010. Higher operating cash flow of $83.6 million was provided by higher warranty expenses than payments in 2011, reflecting increased truck production. These were partially offset by $366.1 million lower amount of cash provided from Truck segment trade receivables as billings exceeded collections reflecting normal trade terms on higher truck sales. In addition, $758.4 million of operating cash flow was used for increased Financial Services segment wholesale receivables, sales-type finance leases and dealer direct loans in 2011 reflecting higher truck sales compared to 2010.

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

Credit Lines and Other:

The Company has line of credit arrangements of $3.68 billion, of which $3.44 billion were unused at December 31, 2012. Included in these arrangements are $3.0 billion of syndicated bank facilities, of which $1.0 billion matures in June 2013, $1.0 billion matures in June 2016 and $1.0 billion matures in June 2017. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2012.

In December 2011, PACCAR Inc filed a shelf registration under the Securities Act of 1933. The current registration expires in the fourth quarter of 2014 and does not limit the principal amount of debt securities that may be issued during the period. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2012 was $500.0 million.

In December 2011, PACCAR’s Board of Directors approved the repurchase of $300.0 million of the Company’s common stock and as of December 31, 2012, $192.0 million of shares have been repurchased pursuant to the authorization.

At December 31, 2012 and December 31, 2011, the Company had cash and cash equivalents and marketable debt securities of $1.82 billion and $1.84 billion, respectively, which are considered indefinitely reinvested in foreign subsidiaries. The Company periodically repatriates foreign earnings that are not indefinitely reinvested. Dividends paid by foreign subsidiaries to the U.S. parent were $.23 billion, $.33 billion and $.03 billion in 2012, 2011 and 2010, respectively. The Company believes that its U.S. cash and cash equivalents and marketable debt securities, future operating cash flow and access to the capital markets, along with periodic repatriation of foreign earnings, will be sufficient to meet U.S. liquidity requirements.

Truck, Parts and Other

The Company provides funding for working capital, capital expenditures, R&D, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future. Long-term debt totaled $150.0 million as of December 31, 2012.

Expenditures for property, plant and equipment in 2012 totaled $513.9 million compared to $336.4 million in 2011 as the Company increased its spending for tooling and factory equipment for new products and building a new DAF factory in Brasil. Over the last ten years, the Company’s combined investments in worldwide capital projects and research and development totaled $5.25 billion which have significantly increased operating capacity and efficiency and the quality of the Company’s premium products.

Capital spending in 2013 is expected to be approximately $400 to $500 million. The capital spending will primarily relate to completing a new DAF factory in Brasil. Spending on R&D in 2013 is expected to be $225 to $275 million. PACCAR will continue to focus on new product programs, engine development and manufacturing efficiency improvements.

The Company conducts business in Spain, Italy, Portugal, Ireland and Greece which have been experiencing significant financial stress. As of December 31, 2012, the Company had finance and trade receivables in these countries of approximately 1% of consolidated total assets. As of December 31, 2012, the Company did not have any marketable debt security investments in corporate or sovereign government securities in these countries. In addition, the Company had no derivative counterparty credit exposures in these countries as of December 31, 2012.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. An additional source of funds is loans from other PACCAR companies.

The Company issues commercial paper for a portion of its funding in its Financial Services segment. Some of this commercial paper is converted to fixed interest rate debt through the use of interest rate swaps, which are used to manage interest rate risk. In the event of future disruption in the financial markets, the Company may not be able to issue replacement commercial paper. As a result, the Company is exposed to liquidity risk from the shorter maturity of short-term borrowings paid to lenders compared to the longer timing of receivable collections from customers. The Company believes its cash balances and investments, syndicated bank lines and current investment-grade credit ratings of A+/A1 will continue to provide it with sufficient resources and access to capital markets at competitive interest rates and therefore contribute to the Company maintaining its liquidity and financial stability. A significant decrease in these credit ratings could negatively impact the Company’s ability to access capital markets at competitive interest rates and the Company’s ability to maintain liquidity and financial stability.

In November 2012, the Company’s U.S. finance subsidiary, PACCAR Financial Corp. (PFC), filed a shelf registration under the Securities Act of 1933 effective for a three year period. The total amount of medium-term notes outstanding for PFC as of December 31, 2012 was $2.70 billion. In February 2013, PFC issued $500.0 million of medium-term notes under this registration. The registration expires in the fourth quarter of 2015 and does not limit the principal amount of debt securities that may be issued during that period.

As of December 31, 2012, the Company’s European finance subsidiary, PACCAR Financial Europe, had €717.2 million available for issuance under a €1.50 billion medium-term note program registered with the London Stock Exchange. The program was renewed in the second quarter of 2012 and is renewable annually through the filing of a new prospectus.

In April 2011, PACCAR Financial Mexico registered a 10.00 billion peso medium-term note and commercial paper program with the Comision Nacional Bancaria y de Valores. The registration expires in 2016 and limits the amount of commercial paper (up to one year) to 5.00 billion pesos. At December 31, 2012, 7.33 billion pesos remained available for issuance.

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2012:

($ in millions)	MATURITY
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Borrowings*	$3,893.8	$3,354.3	$624.6		$7,872.7
Purchase obligations	153.7	141.4	133.9		429.0
Interest on term debt**	97.9	70.3	12.2		180.4
Operating leases	20.8	27.4	13.7	$3.2	65.1
Other obligations	15.0	11.9	2.4	8.6	37.9

	$4,181.2	$3,605.3	$786.8	$11.8	$8,585.1

*	Borrowings also include commercial paper and other short-term debt.
**	Includes interest on fixed- and floating-rate term debt. Interest on floating-rate debt is based on the applicable market rates at December 31, 2012.

Of the $8.05 billion total cash commitments for borrowings and interest on term debt, $7.89 billion were related to the Financial Services segment. As described in Note I of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory and capital equipment. Other obligations include deferred cash compensation.

The Company’s other commitments include the following at December 31, 2012:

($ in millions)	COMMITMENT EXPIRATION
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Loan and lease commitments	$365.1				$365.1
Residual value guarantees	120.8	$250.2	$112.8	$12.5	496.3
Letters of credit	17.2	.3		.2	17.7

	$503.1	$250.5	$112.8	$12.7	$879.1

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

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided an accrual for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2012, 2011 and 2010 were $1.7 million, $1.2 million and $1.3 million, respectively. Management expects that these matters will not have a significant effect on the Company’s consolidated cash flow, liquidity or financial condition.

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

Operating Leases

Trucks sold pursuant to agreements accounted for as operating leases are disclosed in Note E of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to five years. The resulting residual values on operating leases generally range between 30% and 50% of original equipment cost. If the sales price of the trucks at the end of the term of the agreement differs from the Company’s estimated residual value, a gain or loss will result.

Future market conditions, changes in government regulations and other factors outside the Company’s control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

During 2012 and 2011, market values on equipment returning upon operating lease maturity were generally higher than the residual values on the equipment, resulting in a decrease in depreciation expense of $5.0 million and $10.2 million, respectively. During 2010, lower market values on equipment returning upon lease maturity, as well as impairments on existing operating leases, resulted in additional depreciation expense of $13.1 million.

At December 31, 2012, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.57 billion. A 10% decrease in used truck values worldwide, expected to persist over the remaining maturities of the Company’s operating leases, would reduce residual value estimates and result in the Company recording an average of approximately $39.0 million of additional depreciation per year.

Allowance for Credit Losses

The allowance for credit losses related to the Company’s loans and finance leases is disclosed in Note D of the consolidated financial statements. The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and direct and sales-type finance leases, net of unearned interest. The wholesale segment consists of wholesale financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires monthly reporting of the dealer’s financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains personal guarantees or other security such as dealership assets. In determining the allowance for credit losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest generally over 36 to 60 months and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for impairment. Finance receivables which are evaluated individually for impairment consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. A finance receivable is impaired if it is considered probable the Company will be unable to collect all contractual interest and principal payments as scheduled. In addition, all retail loans and leases which have been classified as TDRs and all customer accounts over 90 days past due are considered impaired. Generally, all impaired accounts are on non-accrual status.

Impaired receivables are considered collateral dependent. Large balance retail and all wholesale impaired receivables are individually evaluated to determine the appropriate reserve for losses. The determination of reserves for large balance impaired receivables considers the fair value of the associated collateral. When the underlying collateral fair value exceeds the Company’s recorded investment, no reserve is recorded. Small balance impaired receivables with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

For finance receivables that are not individually impaired, the Company collectively evaluates and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past-due account data and current market conditions. Information used includes assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates, the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. After determining the appropriate level of the allowance for credit losses, the provision for losses on finance receivables is charged to income as necessary to reflect management’s estimate of incurred credit losses, net of recoveries, inherent in the portfolio.

The adequacy of the allowance is evaluated quarterly based on the most recent past due account information and current market conditions. As accounts become past-due, the likelihood increases they will not be fully collected. The Company’s experience indicates the probability of not fully collecting past-due accounts ranges between 20% and 80%. Over the past three years, the Company’s year-end 30+ days past-due accounts have ranged between .6% and 3.0% of loan and lease receivables. Historically, a 100 basis point increase in the 30+ days past-due percentage has resulted in an increase in credit losses of 10 to 35 basis points of receivables. Past-dues were .6% at December 31, 2012. If past-dues were 100 basis points higher or 1.6% as of December 31, 2012, the Company’s estimate of credit losses would likely have increased by approximately $5 to $20 million depending on the extent of the past-dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

Product Warranty

Product warranty is disclosed in Note H of the consolidated financial statements. The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Management takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past three years, warranty expense as a percentage of Truck, Parts and Other net sales and revenues has ranged between 1.1% and 1.2%. If the 2012 warranty expense had been .2% higher as a percentage of net sales and revenues in 2012, warranty expense would have increased by approximately $32 million.

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

Because differences between actual results and the assumptions for returns on plan assets, retirement rates and mortality rates are accumulated and amortized into expense over future periods, management does not believe these differences or a typical percentage change in these assumptions worldwide would have a material effect on its financial results in the next year. The most significant assumption which could negatively affect pension expense is a decrease in the discount rate. If the discount rate was to decrease .5%, 2012 net pension expense would increase to $97.9 million from $80.1 million and the projected benefit obligation would increase $177.1 million to $2.24 billion from $2.07 billion.

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

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; changes in the levels of the Financial Services segment new business volume due to unit fluctuations in new PACCAR truck sales; changes affecting the profitability of truck owners and operators; price changes impacting truck sales prices and residual values; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations. A more detailed description of these and other risks is included under the heading Part 1, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2012	2011	2010
	(millions, except per share data)
TRUCK, PARTS AND OTHER:
Net sales and revenues	$15,951.7	$15,325.9	$9,325.1

Cost of sales and revenues	13,908.3	13,341.8	8,198.8
Research and development	279.3	288.2	238.5
Selling, general and administrative	476.4	452.9	392.8
Interest and other (income) expense, net	(.3)	10.7	9.3

	14,663.7	14,093.6	8,839.4

Truck, Parts and Other Income Before Income Taxes	1,288.0	1,232.3	485.7

FINANCIAL SERVICES:
Interest and fees	453.7	423.1	421.6
Operating lease, rental and other income	645.1	606.2	546.2

Revenues	1,098.8	1,029.3	967.8

Interest and other borrowing expenses	158.4	181.3	213.0
Depreciation and other expense	517.4	476.2	451.6
Selling, general and administrative	95.2	94.0	88.7
Provision for losses on receivables	20.0	41.4	61.0

	791.0	792.9	814.3

Financial Services Income Before Income Taxes	307.8	236.4	153.5

Investment income	33.1	38.2	21.1

Total Income Before Income Taxes	1,628.9	1,506.9	660.3
Income taxes	517.3	464.6	202.7

Net Income	$1,111.6	$1,042.3	$457.6

Net Income Per Share
Basic	$3.13	$2.87	$1.25

Diluted	$3.12	$2.86	$1.25

Weighted average number of common shares outstanding
Basic	355.1	363.3	365.0

Diluted	355.8	364.4	366.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,	2012	2011	2010
	(millions)
Net income	$1,111.6	$1,042.3	$457.6
Other comprehensive (loss) income:
Unrealized (losses) gains on derivative contracts
Losses arising during the period	(29.2)	(52.9)	(76.8)
Tax effect	9.1	18.8	26.2
Reclassification adjustment	22.7	47.7	123.1
Tax effect	(7.8)	(17.7)	(42.0)

	(5.2)	(4.1)	30.5
Unrealized gains (losses) on investments
Net holding gain (loss)	2.7	7.0	(1.2)
Tax effect	(.6)	(1.9)	.5
Reclassification adjustment	(2.9)	1.6	.6
Tax effect	.8	(.6)	(.3)

		6.1	(.4)
Pension and postretirement
Losses arising during the period	(71.0)	(281.9)	(35.9)
Tax effect	22.4	99.0	12.7
Reclassification adjustment	45.4	26.2	16.5
Tax effect	(15.2)	(9.0)	(5.6)

	(18.4)	(165.7)	(12.3)
Foreign currency translation gains (losses)	83.1	(96.6)	(12.7)

Net other comprehensive income (loss)	59.5	(260.3)	5.1

Comprehensive Income	$1,171.1	$782.0	$462.7

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31,	2012	2011
	(millions)
TRUCK, PARTS AND OTHER:
Current Assets
Cash and cash equivalents	$1,203.2	$1,990.6
Trade and other receivables, net	902.1	977.8
Marketable debt securities	1,192.7	910.1
Inventories, net	782.4	710.4
Other current assets	331.7	249.1

Total Truck, Parts and Other Current Assets	4,412.1	4,838.0

Equipment on operating leases, net	857.9	679.1
Property, plant and equipment, net	2,312.9	1,973.3
Other noncurrent assets, net	249.4	280.9

Total Truck, Parts and Other Assets	7,832.3	7,771.3

FINANCIAL SERVICES:
Cash and cash equivalents	69.2	116.1
Finance and other receivables, net	8,298.3	7,259.7
Equipment on operating leases, net	2,030.8	1,710.7
Other assets	397.2	314.9

Total Financial Services Assets	10,795.5	9,401.4

	$18,627.8	$17,172.7

LIABILITIES AND STOCKHOLDERS’ EQUITY

December 31,	2012	2011
	(millions)
TRUCK, PARTS AND OTHER:
Current Liabilities
Accounts payable, accrued expenses and other	$2,168.3	$2,377.4
Dividend payable		250.3

Total Truck, Parts and Other Current Liabilities	2,168.3	2,627.7
Long-term debt	150.0	150.0
Residual value guarantees and deferred revenues	903.5	712.0
Other liabilities	579.5	507.0

Total Truck, Parts and Other Liabilities	3,801.3	3,996.7

FINANCIAL SERVICES:
Accounts payable, accrued expenses and other	309.5	363.4
Commercial paper and bank loans	3,562.7	3,909.9
Term notes	4,167.4	2,595.5
Deferred taxes and other liabilities	940.0	942.8

Total Financial Services Liabilities	8,979.6	7,811.6

STOCKHOLDERS’ EQUITY:
Preferred stock, no par value - authorized 1.0 million shares, none issued
Common stock, $1 par value - authorized 1.2 billion shares; issued 353.4 million and 356.8 million shares	353.4	356.8
Additional paid-in capital	56.6	52.1
Retained earnings	5,596.4	5,174.5
Accumulated other comprehensive loss	(159.5)	(219.0)

Total Stockholders’ Equity	5,846.9	5,364.4

	$18,627.8	$17,172.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2012	2011	2010
	(millions)
OPERATING ACTIVITIES:
Net Income	$1,111.6	$1,042.3	$457.6
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization:
Property, plant and equipment	188.8	196.5	189.9
Equipment on operating leases and other	512.1	477.3	433.3
Provision for losses on financial services receivables	20.0	41.4	61.0
Deferred taxes	151.7	224.1	46.3
Other, net	34.0	28.4	11.6
Pension and post-retirement contributions	(190.8)	(85.2)	(63.9)
Change in operating assets and liabilities:
(Increase) decrease in assets other than cash and cash equivalents:
Receivables:
Trade and other	75.2	(408.4)	(42.3)
Wholesale receivables on new trucks	(6.5)	(551.1)	(1.1)
Sales-type finance leases and dealer direct loans on new trucks	(186.6)	(141.3)	67.1
Inventories	(61.5)	(187.1)	96.6
Other assets, net	(120.7)	28.1	(48.2)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	(303.6)	585.0	221.3
Residual value guarantees and deferred revenues	204.4	231.8	79.8
Other liabilities, net	90.9	110.8	42.4

Net Cash Provided by Operating Activities	1,519.0	1,592.6	1,551.4

INVESTING ACTIVITIES:
Retail loans and direct financing leases originated	(3,235.5)	(2,731.9)	(1,789.2)
Collections on retail loans and direct financing leases	2,404.3	2,121.0	2,039.3
Net (increase) decrease in wholesale receivables on used equipment	(5.7)	(18.1)	8.2
Marketable securities purchases	(1,048.9)	(1,614.2)	(757.5)
Marketable securities sales and maturities	768.3	1,142.4	523.8
Payments for property, plant and equipment	(515.4)	(340.7)	(168.4)
Acquisition of equipment for operating leases	(1,288.0)	(1,306.6)	(715.4)
Proceeds from asset disposals	330.2	339.0	392.1
Other, net	2.7	(9.9)

Net Cash Used in Investing Activities	(2,588.0)	(2,419.0)	(467.1)
FINANCING ACTIVITIES:
Cash dividends paid	(809.5)	(217.4)	(251.7)
Purchase of treasury stock	(162.1)	(337.6)
Stock compensation transactions	13.9	10.9	22.0
Net (decrease) increase in commercial paper and short-term bank loans	(365.8)	1,642.6	(548.1)
Proceeds from long-term debt	2,201.1	1,165.5	707.0
Payments on long-term debt	(668.1)	(1,317.9)	(889.6)

Net Cash Provided by (Used in) Financing Activities	209.5	946.1	(960.4)
Effect of exchange rate changes on cash	25.2	(53.8)	4.9

Net (Decrease) Increase in Cash and Cash Equivalents	(834.3)	65.9	128.8
Cash and Cash Equivalents at beginning of year	2,106.7	2,040.8	1,912.0

Cash and Cash Equivalents at end of year	$1,272.4	$2,106.7	$2,040.8

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31,	2012	2011	2010
	(millions, except per share data)
COMMON STOCK, $1 PAR VALUE:
Balance at beginning of year	$356.8	$365.3	$364.4
Treasury stock retirement	(4.2)	(9.2)	(.4)
Stock compensation	.8	.7	1.3

Balance at end of year	353.4	356.8	365.3

ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	52.1	105.1	80.0
Treasury stock retirement	(28.0)	(82.7)	(17.0)
Stock compensation and tax benefit	32.5	29.7	42.1

Balance at end of year	56.6	52.1	105.1

TREASURY STOCK, AT COST:
Balance at beginning of year			(17.4)
Purchases, shares: 2012-4.2; 2011-9.2	(162.1)	(337.6)
Retirements	162.1	337.6	17.4

Balance at end of year

RETAINED EARNINGS:
Balance at beginning of year	5,174.5	4,846.1	4,640.5
Net income	1,111.6	1,042.3	457.6
Cash dividends declared on common stock, per share: 2012-$1.58; 2011-$1.30; 2010-$.69	(559.8)	(468.2)	(252.0)
Treasury stock retirement	(129.9)	(245.7)

Balance at end of year	5,596.4	5,174.5	4,846.1

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
Balance at beginning of year	(219.0)	41.3	36.2
Other comprehensive income (loss)	59.5	(260.3)	5.1

Balance at end of year	(159.5)	(219.0)	41.3

Total Stockholders’ Equity	$5,846.9	$5,364.4	$5,357.8

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

A.	SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in three principal segments (1) the Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks, (2) the Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles and (3) the Financial Services segment (PFS) derives its earnings primarily from financing or leasing PACCAR products in the U.S., Canada, Mexico, Europe and Australia. PACCAR’s sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and sells trucks and parts to customers in Asia, Africa, Middle East and South America.

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

Revenue Recognition:

Truck, Parts and Other: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note E). At the time certain truck and parts sales to a dealer are recognized, the Company records an estimate of any future sales incentive costs related to such sales. The estimate is based on historical data and announced incentive programs. In the Truck and Parts segments, the Company grants extended payment terms on selected receivables. Interest is charged for the period beyond standard payment terms. Interest income is recorded as earned.

Financial Services: Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income over the expected life of the contracts, generally 36 to 60 months, using the straight-line method which approximates the interest method. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Rental revenues for the years ended December 31, 2012, 2011 and 2010 were $551.5, $527.8 and $464.9, respectively. Depreciation and related leased unit operating expenses were $434.9, $412.5 and $385.6, for December 31, 2012, 2011 and 2010, respectively.

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when the receivable becomes more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Accordingly, no finance receivables more than 90 days past due were accruing interest at December 31, 2012 or December 31, 2011. Recognition is resumed if the receivable becomes current by the payment of all amounts due under the terms of the existing contract and collection of remaining amounts is considered probable (if not contractually modified) or if the customer makes scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified). Payments received while the finance receivable is impaired or on non-accrual status are applied to interest and principal in accordance with the contractual terms.

Cash and Cash Equivalents: Cash equivalents consist of liquid investments with a maturity at date of purchase of 90 days or less.

Marketable Debt Securities: The Company’s investments in marketable debt securities are classified as available-for-sale. These investments are stated at fair value with any unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive (loss) income.

The Company utilizes third-party pricing services for all of its marketable debt security valuations. The Company reviews the pricing methodology used by the third-party pricing services including the manner employed to collect market information. On a periodic basis, the Company also performs review and validation procedures on the pricing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

information received from the third-party providers. These procedures help ensure that the fair value information used by the Company is determined in accordance with applicable accounting guidance.

The Company evaluates its investment in marketable debt securities at the end of each reporting period to determine if a decline in fair value is other than temporary. Realized losses are recognized upon management’s determination that a decline in fair value is other than temporary. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions regarding the amount and timing of recovery. The Company reviews and evaluates its investments at least quarterly to identify investments that have indications of other-than-temporary impairments. It is reasonably possible that a change in estimate could occur in the near term relating to other-than-temporary impairment. Accordingly, the Company considers several factors when evaluating debt securities for other-than-temporary impairment, including whether the decline in fair value of the security is due to increased default risk for the specific issuer or market interest rate risk.

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

Receivables:

Trade and Other Receivables: The Company’s trade and other receivables are recorded at cost, net of allowances. At December 31, 2012 and 2011, respectively, trade and other receivables include trade receivables from customers of $768.0 and $835.4 and other receivables of $134.1 and $142.4 relating primarily to value added tax receivables and supplier allowances and rebates.

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

Operating lease and other trade receivables – Operating lease and other trade receivables are monthly rentals due on operating leases, interest on loans and other amounts due within one year in the normal course of business.

Allowance for Credit Losses:

Truck, Parts and Other: The Company historically has not experienced significant losses or past due amounts on trade and other receivables in its Truck, Parts and Other businesses. The Company’s Truck, Parts and Other trade receivable past dues are determined based on contractual payment terms. Accounts are considered past due once the unpaid balance is over 30 days outstanding. Accounts are charged off against the allowance for credit losses when, in the judgment of management, they are considered to be uncollectible. The allowance for credit losses for Truck, Parts and Other was $3.2 for both the years ended December 31, 2012 and 2011. Net charge-offs were $.3, $1.1 and $.2 for the years ended December 31, 2012, 2011 and 2010, respectively.

Financial Services: The Company continuously monitors the payment performance of all its finance receivables. For large retail finance customers and dealers with wholesale financing, the Company regularly reviews their financial statements and makes site visits and phone contact as appropriate. If the Company becomes aware of circumstances

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

that could cause those customers or dealers to face financial difficulty, whether or not they are past due, the customers are placed on a watch list.

The Company modifies loans and finance leases as a normal part of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company’s modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification.

When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms. When the Company modifies loans and finance leases for credit reasons and grants a concession, the modifications are classified as troubled debt restructurings (TDRs). The Company does not typically grant credit modifications for customers that do not meet minimum underwriting standards since the Company normally repossesses the financed equipment in these circumstances. When such modifications do occur, they are considered TDRs.

On average, modifications extended contractual terms by approximately seven months in 2012 and nine months in 2011 and did not have a significant effect on the weighted average term or interest rate of the total portfolio at December 31, 2012 and December 31, 2011.

The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and direct and sales-type finance leases, net of unearned interest. The wholesale segment consists of truck inventory financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires monthly reporting of the wholesale dealer’s financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains personal guarantees or other security such as dealership assets. In determining the allowance for credit losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest generally over 36 to 60 months and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for impairment. Finance receivables which are evaluated individually for impairment consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. A finance receivable is impaired if it is considered probable the Company will be unable to collect all contractual interest and principal payments as scheduled. In addition, all retail loans and leases which have been classified as TDRs and all customer accounts over 90 days past due are considered impaired. Generally, impaired accounts are on non-accrual status. Impaired accounts classified as TDRs which have been performing for 90 consecutive days are placed on accrual status if it is deemed probable that the Company will collect all principal and interest payments.

Impaired receivables are considered collateral dependent. Large balance retail and all wholesale impaired receivables are individually evaluated to determine the appropriate reserve for losses. The determination of reserves for large balance impaired receivables considers the fair value of the associated collateral. When the underlying collateral fair value exceeds the Company’s loss exposure, no reserve is recorded. Small balance impaired receivables with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

For finance receivables that are not individually impaired, the Company collectively evaluates and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past-due account data and current market conditions. Information used includes assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates, the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. After determining the appropriate level of the allowance for credit losses, the provision for losses on finance receivables is charged to income as necessary to reflect management’s estimate of incurred credit losses, net of recoveries, inherent in the portfolio.

In determining the fair value of the collateral, the Company uses a pricing matrix and categorizes the fair value as Level 2 in the hierarchy of fair value measurement. The pricing matrix is reviewed quarterly and updated as appropriate. The pricing matrix considers the make, model and year of the equipment as well as recent sales prices of comparable equipment through wholesale channels to the Company’s dealers (principal market). The fair value of the collateral also considers the overall condition of the equipment.

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

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories in the U.S. is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Cost of sales and revenues include shipping and handling costs charged to customers.

Equipment on Operating Leases: The Company leases equipment under operating leases to customers in the Financial Services segment. In addition, in the Truck segment, equipment sold to customers in Europe subject to a residual value guarantee (RVG) by the Company is accounted for as an operating lease. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range from three to five years. Estimated useful lives of the equipment range from four to nine years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the various classes of assets. Certain production tooling is amortized on a unit of production basis.

Long-lived Assets and Goodwill: The Company evaluates the carrying value of property, plant and equipment when events and circumstances warrant a review. Goodwill is tested for impairment at least on an annual basis. There were no impairment charges for the three years ended December 31, 2012. Goodwill was $139.4 and $136.7 at December 31, 2012 and 2011, respectively.

Product Support Liabilities: Product support liabilities are estimated future payments related to product warranties, optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims, net of any recoveries. The Company periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience. Revenue from extended warranty contracts is deferred and recognized to income on a straight-line basis over the contract period. Warranty costs on these contracts are recognized as incurred.

Derivative Financial Instruments: As part of its risk management strategy, the Company enters into derivative contracts to hedge exposures to fluctuations in interest rates and foreign currency exchange rates. Certain derivative instruments designated as either cash flow hedges or fair value hedges are subject to hedge accounting. Derivative instruments that are not subject to hedge accounting are held as economic hedges. The Company’s policies prohibit the use of derivatives for speculation or trading. At the inception of each hedge relationship, the Company documents its risk management objectives, procedures and accounting treatment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions, except per share data)

The Company has elected not to offset derivative positions in the balance sheet with the same counterparty under the same master netting agreements. The Company is not required to post or receive collateral under these agreements. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company had no material exposures to default at December 31, 2012.

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

Foreign Currency Translation: For most of the Company’s foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in accumulated other comprehensive (loss) income. The Company uses the U.S. dollar as the functional currency for all but one of its Mexican subsidiaries, which uses the local currency. For the U.S. functional currency entities in Mexico, inventories, cost of sales, property, plant and equipment and depreciation are remeasured at historical rates and resulting adjustments are included in net income.

2012 Adjustment: During the fourth quarter of 2012, the Company recorded a correction of $12.7 (before tax) to capitalize certain manufacturing assets that had been previously expensed in the first three quarters of 2012. The net income and earnings per share impact of this adjustment in the fourth quarter is $9.0 and $.03, respectively. The Company evaluated the correction in relation to the fourth quarter of 2012 and the year ended December 31, 2012, as well as the first three quarters of 2012, and concluded that the adjustment is not material to any of these periods.

Earnings per Share: Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding, plus the effect of any participating securities. Diluted earnings per common share are computed assuming that all potentially dilutive securities are converted into common shares under the treasury stock method. The dilutive and antidilutive options are shown separately in the table below:

Year Ended December 31,	2012	2011	2010
Additional shares	730,000	1,082,000	1,234,000
Antidilutive options	2,602,000	1,249,800	1,642,600

New Accounting Pronouncements: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. While many of the amendments were clarifications to the existing guidance and are intended to align U.S. GAAP and International Financial Reporting Standards (IFRS), the ASU changed some fair value measurement principles and disclosure requirements. The Company adopted ASU 2011-04 in the first quarter of 2012; the implementation of this amendment resulted in additional disclosures (see note P), but did not have a significant impact on the Company’s consolidated financial statements.

The FASB issued ASU 2011-05, Presentation of Comprehensive Income, in June 2011, which was subsequently amended by ASU 2011-12 in December 2011. The new guidance requires entities to present components of net income and comprehensive income in either a combined financial statement or in two separate but consecutive statements of net income and comprehensive income. The Company adopted ASU 2011-05 as amended in the first quarter of 2012. The Company has elected to present components of net income combined with a total for comprehensive income in a single continuous statement in its consolidated interim financial statements and two separate, consecutive statements of net income and comprehensive income in the consolidated annual financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires disclosure of additional information about reclassification adjustments from other comprehensive income. The ASU is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company will provide the new disclosures in 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, an update to ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The ASUs require entities with derivatives, repurchase agreements and securities borrowing and lending transactions that are either offset on the balance sheet, or subject to a master netting arrangement, to provide expanded disclosures about the nature of the rights of offset. The updated ASU is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company will provide the expanded disclosures in 2013.

B.	INVESTMENTS IN MARKETABLE DEBT SECURITIES

Marketable debt securities consisted of the following at December 31:

2012	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. tax-exempt securities	$217.2	$1.5	$.1	$218.6
U.S. corporate securities	59.8	.3		60.1
U.S. government and agency securities	.8			.8
Non-U.S. government securities	349.3	5.8	.1	355.0
Non-U.S. corporate securities	447.5	1.4	.2	448.7
Other debt securities	108.9	.6		109.5

	$1,183.5	$9.6	$.4	$1,192.7

2011	AMORTIZED COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
U.S. tax-exempt securities	$291.9	$2.6	$.1	$294.4
U.S. corporate securities	27.4	.3	.2	27.5
U.S. government and agency securities	1.9			1.9
Non-U.S. government securities	361.2	6.0	.1	367.1
Non-U.S. corporate securities	148.0	.5	.2	148.3
Other debt securities	70.3	.6		70.9

	$900.7	$10.0	$.6	$910.1

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. The proceeds from sales and maturities of marketable securities during 2012 were $768.3. Gross realized gains were $3.8, $3.2 and $.7 and gross realized losses were $.3, $1.3 and $.1 for the years ended December 31, 2012, 2011 and 2010, respectively.

There were no marketable debt securities that have been in an unrealized loss position for 12 months or greater at December 31, 2012. The fair value of marketable debt securities that were in an unrealized loss position for 12 months or greater at December 31, 2011 was $8.0 and the associated unrealized loss was $.1. The fair value of marketable debt securities that have been in an unrealized loss position for less than 12 months at December 31, 2012 was $291.0 and the associated unrealized loss was $.4. The fair value of marketable debt securities that were in an unrealized loss position for less than 12 months at December 31, 2011 was $120.4 and the associated unrealized loss was $.5.

For the investment securities in gross unrealized loss positions identified above, the Company does not intend to sell the investment securities. It is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses and the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairments during the periods presented.

Contractual maturities at December 31, 2012 were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$466.0	$468.2
One to five years	717.3	724.3
Six to ten years	.2	.2

	$1,183.5	$1,192.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Marketable debt securities included nil and $7.1 of variable-rate demand obligations (VRDOs) at December 31, 2012 and 2011, respectively. VRDOs are debt instruments with long-term scheduled maturities which have interest rates that reset periodically.

C.	INVENTORIES

Inventories include the following:

At December 31,	2012	2011
Finished products	$432.0	$436.2
Work in process and raw materials	519.8	439.6

	951.8	875.8
Less LIFO reserve	(169.4)	(165.4)

	$782.4	$710.4

Inventories valued using the LIFO method comprised 49% and 45% of consolidated inventories before deducting the LIFO reserve at December 31, 2012 and 2011, respectively.

D.	FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2012	2011
Loans	$3,738.2	$3,114.8
Direct financing leases	2,489.3	2,187.8
Sales-type finance leases	916.8	795.8
Dealer wholesale financing	1,541.0	1,517.1
Operating lease and other trade receivables	112.0	111.0
Unearned interest: Finance leases	(369.0)	(327.8)

	$8,428.3	$7,398.7

Less allowance for losses:
Loans and leases	(112.6)	(118.5)
Dealer wholesale financing	(11.8)	(11.7)
Operating lease and other trade receivables	(5.6)	(8.8)

	$8,298.3	$7,259.7

The net activity of sales-type finance leases, dealer direct loans and dealer wholesale financing on new trucks is shown in the operating section of the Consolidated Statements of Cash Flows since those receivables finance the sale of Company inventory.

Annual minimum payments due on finance receivables are as follows:

	LOANS	FINANCE LEASES
2013	$1,229.0	$1,002.9
2014	938.9	776.1
2015	743.7	611.2
2016	499.2	450.5
2017	290.2	244.6
Thereafter	37.2	114.8

	$3,738.2	$3,200.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Estimated residual values included with finance leases amounted to $206.0 in 2012 and $209.4 in 2011. Experience indicates substantially all of dealer wholesale financing will be repaid within one year. In addition, repayment experience indicates that some loans, leases and other finance receivables will be paid prior to contract maturity, while others may be extended or modified.

For the following credit quality disclosures, financial receivables are classified as dealer wholesale, dealer retail and customer retail segments. Customer retail receivables are further segregated between fleet and owner/operator classes. Each individual class has similar measurement attributes, risk characteristics and common methods to monitor and assess credit risk. The wholesale segment consists of truck inventory financing to PACCAR dealers. The customer retail segment consists of loans and leases directly to customers for the acquisition of commercial vehicles and related equipment. The dealer retail segment consists of loans and leases to participating dealers and franchises that use the proceeds to fund customers’ acquisition of commercial vehicles and related equipment. The fleet class consists of customer retail accounts operating more than five trucks. All other customer retail accounts are considered owner/operator.

Allowance for Credit Losses: The allowance for credit losses is summarized as follows:

	2012
		RETAIL
	WHOLESALE	CUSTOMER	DEALER	OTHER*	TOTAL
Balance at January 1	$11.7	$106.5	$12.0	$8.8	$139.0
Provision for losses	1.8	13.1	1.4	3.7	20.0
Charge-offs		(32.1)		(6.6)	(38.7)
Recoveries		7.0		.4	7.4
Currency translation and other	(1.7)	4.7		(.7)	2.3

Balance at December 31	$11.8	$99.2	$13.4	$5.6	$130.0

	2011
		RETAIL
	WHOLESALE	CUSTOMER	DEALER	OTHER*	TOTAL
Balance at January 1	$7.5	$123.4	$10.1	$4.0	$145.0
Provision for losses	5.8	19.8	1.9	13.9	41.4
Charge-offs	(1.4)	(47.3)		(10.2)	(58.9)
Recoveries		12.7		1.2	13.9
Currency translation and other	(.2)	(2.1)		(.1)	(2.4)

Balance at December 31	$11.7	$106.5	$12.0	$8.8	$139.0

	2010
		RETAIL
	WHOLESALE	CUSTOMER	DEALER	OTHER*	TOTAL
Balance at January 1	$10.5	$142.4	$10.7	$4.0	$167.6
Provision for losses	.2	53.9	(.7)	7.6	61.0
Charge-offs	(2.9)	(88.0)		(6.9)	(97.8)
Recoveries	.3	14.0		.2	14.5
Currency translation and other	(.6)	1.1	.1	(.9)	(.3)

Balance at December 31	$7.5	$123.4	$10.1	$4.0	$145.0

*	Operating lease and other trade receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Information regarding finance receivables evaluated and determined individually and collectively is as follows:

		RETAIL
At December 31, 2012	WHOLESALE	CUSTOMER	DEALER	TOTAL
Recorded investment for impaired finance receivables evaluated individually	$3.6	$67.4	$.1	$71.1
Allowance for impaired finance receivables determined individually	2.2	10.8		13.0
Recorded investment for finance receivables evaluated collectively	1,537.4	5,278.2	1,429.6	8,245.2
Allowance for finance receivables determined collectively	9.6	88.4	13.4	111.4

		RETAIL
At December 31, 2011	WHOLESALE	CUSTOMER	DEALER	TOTAL
Recorded investment for impaired finance receivables evaluated individually	$18.4	$95.6	$.4	$114.4
Allowance for impaired finance receivables determined individually	2.2	25.6	.1	27.9
Recorded investment for finance receivables evaluated collectively	1,498.7	4,454.8	1,219.8	7,173.3
Allowance for finance receivables determined collectively	9.5	80.9	11.9	102.3

The recorded investment for finance receivables that are on non-accrual status in the wholesale segment and the fleet, owner/operator and retail dealer portfolio classes as of December 31, 2012 is $3.1, $42.8, $11.7 and $.1, respectively, and as of December 31, 2011 was $17.8, $63.6, $17.7 and $.4, respectively.

Impaired Loans: Impaired loans with no specific reserves were $6.8 and $2.5 at December 31, 2012 and 2011, respectively. Impaired loans with a specific reserve are summarized below. The impaired loans with specific reserve represent the unpaid principal balance.

		RETAIL CUSTOMER
At December 31, 2012	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Impaired loans with specific reserve	$3.6	$43.9	$6.8		$54.3
Associated allowance	(2.2)	(7.3)	(1.2)		(10.7)

Net carrying amount of impaired loans	$1.4	$36.6	$5.6		$43.6

Average recorded investment	$9.4	$35.0	$9.2		$53.6

		RETAIL CUSTOMER
At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Impaired loans with specific reserve	$18.4	$27.9	$11.5		$57.8
Associated allowance	(2.2)	(6.0)	(2.6)		(10.8)

Net carrying amount of impaired loans	$16.2	$21.9	$8.9		$47.0

Average recorded investment	$14.4	$28.1	$13.6	$.6	$56.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

During the period the loans above were considered impaired, interest income recognized on a cash basis is as follows:

	2012	2011	2010
Interest income recognized:
Wholesale	$.1	$.4	$.1
Fleet	1.2	2.7	1.7
Owner / Operator	.8	2.0	.2

	$2.1	$5.1	$2.0

Credit Quality: The Company’s customers are principally concentrated in the transportation industry in North America, Europe and Australia. The Company’s portfolio is diversified over a large number of customers and dealers with no single customer or dealer balances representing over 4% of the total portfolio. The Company retains as collateral a security interest in the related equipment.

At the inception of each contract, the Company considers the credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit-rating agency ratings, loan-to-value ratios and other internal metrics. On an ongoing basis, the Company monitors credit quality based on past-due status and collection experience as the Company has found a meaningful correlation between the past due status of customers and the risk of loss.

The Company has three credit quality indicators: performing, watch and at-risk. Performing accounts pay in accordance with the contractual terms and are not considered high risk. Watch accounts include accounts 31 to 90 days past due and large accounts that are performing but are considered to be high-risk. Watch accounts are not impaired. At-risk accounts are accounts that are impaired, including TDRs, accounts over 90 days past-due and other accounts on non-accrual status. The Company uses historical data and known trends to categorize each credit quality indicator. The tables below summarize the Company’s finance receivables by credit quality indicator and portfolio class.

		RETAIL CUSTOMER
At December 31, 2012	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Performing	$1,479.1	$3,878.4	$1,365.6	$1,423.3	$8,146.4
Watch	58.3	23.5	10.7	6.3	98.8
At-risk	3.6	54.7	12.7	.1	71.1

	$1,541.0	$3,956.6	$1,389.0	$1,429.7	$8,316.3

		RETAIL CUSTOMER
At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Performing	$1,460.6	$3,051.7	$1,361.0	$1,211.1	$7,084.4
Watch	38.0	28.5	13.7	8.7	88.9
At-risk	18.4	76.1	19.5	.4	114.4

	$1,517.0	$3,156.3	$1,394.2	$1,220.2	$7,287.7

The tables below summarize the Company’s finance receivables by aging category. In determining past due status, the Company considers the entire contractual account balance past due when any installment is over 30 days past due.

Substantially all customer accounts that were greater than 30 days past due prior to credit modification became current upon modification for aging purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

		RETAIL CUSTOMER
At December 31, 2012	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Current and up to 30 days past due	$1,537.0	$3,934.8	$1,369.0	$1,429.7	$8,270.5
31 - 60 days past due	.5	9.4	7.9		17.8
Greater than 60 days past due	3.5	12.4	12.1		28.0

	$1,541.0	$3,956.6	$1,389.0	$1,429.7	$8,316.3

		RETAIL CUSTOMER
At December 31, 2011	WHOLESALE	FLEET	OWNER / OPERATOR	RETAIL DEALER	TOTAL
Current and up to 30 days past due	$1,498.7	$3,095.4	$1,365.2	$1,220.2	$7,179.5
31 - 60 days past due	.5	11.2	11.9		23.6
Greater than 60 days past due	17.8	49.7	17.1		84.6

	$1,517.0	$3,156.3	$1,394.2	$1,220.2	$7,287.7

Troubled Debt Restructurings: The balance of TDRs was $38.5 and $26.0 at December 31, 2012 and 2011, respectively. At modification date, the pre-modification and post-modification recorded investment balances by portfolio class are as follows:

	2012		2011
	RECORDED INVESTMENT		RECORDED INVESTMENT
	PRE-MODIFICATION	POST-MODIFICATION	PRE-MODIFICATION	POST-MODIFICATION
Fleet	$64.0	$54.2	$27.7	$27.5
Owner / Operator	2.7	2.7	5.6	5.6

	$66.7	$56.9	$33.3	$33.1

The decrease in the post-modification recorded investment in 2012 primarily reflects a TDR of one large customer in the U.S during the fourth quarter of 2012. The restructuring resulted in a charge-off of $8.2 at December 31, 2012. A specific reserve had been provided for this exposure in prior periods. The effect on the allowance for credit losses from such modifications was not significant at December 31, 2011.

The post-modification recorded investment in finance receivables modified as TDRs during the previous twelve months that subsequently defaulted (i.e., became more than 30 days past-due) in the year ended December 31, 2012 was $19.3 and $.6 for fleet and owner/operator, respectively.

Repossessions: When the Company determines a customer is not likely to meet its contractual commitments, the Company repossesses the vehicles which serve as collateral for the loans, finance leases and equipment under operating lease. The Company records the vehicles as used truck inventory included in Financial Services other assets on the balance sheet. The balance of repossessed inventory at December 31, 2012 and 2011 is $20.9 and $16.0 respectively. Proceeds from the sales of repossessed assets were $62.2, $80.1 and $135.3 for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts are included in proceeds from asset disposals in the Consolidated Statements of Cash Flows. Write-downs of repossessed equipment on operating leases are recorded as impairments and included in Financial Services depreciation and other expense on the Consolidated Statements of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

E.	EQUIPMENT ON OPERATING LEASES

A summary of equipment on operating leases for Truck, Parts and Other and for the Financial Services segment is as follows:

	TRUCK, PARTS AND OTHER		FINANCIAL SERVICES
At December 31,	2012	2011	2012	2011
Equipment on operating leases	$1,183.7	$939.0	$2,778.2	$2,373.2
Less allowance for depreciation	(325.8)	(259.9)	(747.4)	(662.5)

	$857.9	$679.1	$2,030.8	$1,710.7

Annual minimum lease payments due on Financial Services operating leases beginning January 1, 2013 are $473.6, $337.0, $214.9, $105.7, $35.9 and $4.9 thereafter.

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	TRUCK, PARTS AND OTHER
At December 31,	2012	2011
Residual value guarantees	$496.3	$392.0
Deferred lease revenues	407.2	320.0

	$903.5	$712.0

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2012, the annual amortization of deferred revenues beginning January 1, 2013 is $99.1, $105.9, $99.3, $60.8, $31.8 and $10.3 thereafter. Annual maturities of the RVGs beginning January 1, 2013 are $120.8, $129.2, $121.0, $74.1, $38.7 and $12.5 thereafter.

F.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

At December 31,	USEFUL LIVES	2012	2011
Land		$231.0	$211.6
Buildings and improvements	10-40 years	960.1	938.7
Machinery, equipment and production tooling	3-12 years	2,678.6	2,387.9
Construction in progress		667.9	552.2

		4,537.6	4,090.4
Less allowance for depreciation		(2,224.7)	(2,117.1)

		$2,312.9	$1,973.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

G.	ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

Accounts payable, accrued expenses and other include the following:

At December 31,	2012	2011
Truck, Parts and Other:
Accounts payable	$838.0	$1,098.9
Product support reserves	360.3	310.4
Accrued expenses	261.7	209.9
Accrued capital expenditures	241.1	245.5
Salaries and wages	210.3	197.4
Other	256.9	315.3

	$2,168.3	$2,377.4

H.	PRODUCT SUPPORT LIABILITIES

Changes in product support liabilities are summarized as follows:

	2012	2011	2010
Beginning balance	$448.7	$372.2	$386.4
Cost accruals and revenue deferrals	305.4	304.3	172.4
Payments and revenue recognized	(219.7)	(219.6)	(171.3)
Currency translation	6.3	(8.2)	(15.3)

Ending balance	$540.7	$448.7	$372.2

Product support liabilities are included in the accompanying Consolidated Balance Sheets as follows:

At December 31,	2012	2011
Truck, Parts and Other:
Accounts payable, accrued expenses and other	$360.3	$310.4
Other liabilities	170.7	74.6
Financial Services:
Deferred taxes and other liabilities	9.7	63.7

	$540.7	$448.7

I.	BORROWINGS AND CREDIT ARRANGEMENTS

Truck, Parts and Other long-term debt at December 31, 2012 and 2011, consisted of $150.0 of notes with an effective interest rate of 6.9% which mature in February 2014.

Financial Services borrowings include the following:

	2012		2011
At December 31,	EFFECTIVE RATE	BORROWINGS	EFFECTIVE RATE	BORROWINGS
Commercial paper	1.1%	$3,325.0	1.3%	$3,673.6
Medium-term bank loans	5.5%	237.7	6.9%	236.3

		3,562.7		3,909.9
Term notes	2.1%	4,167.4	3.4%	2,595.5

	1.8%	$7,730.1	2.3%	$6,505.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

The commercial paper and term notes of $7,492.4 and $6,269.1 at December 31, 2012 and 2011 include a net effect of fair value hedges and unamortized discounts of $7.4 and $7.1, respectively. The effective rate is the weighted average rate as of December 31, 2012 and 2011 and includes the effects of interest-rate contracts.

The annual maturities of the Financial Services borrowings are as follows:

Beginning January 1, 2013	COMMERCIAL PAPER	BANK LOANS	TERM NOTES	TOTAL
2013	$3,325.4	$18.4	$550.0	$3,893.8
2014		180.8	1,545.8	1,726.6
2015		23.1	1,454.6	1,477.7
2016
2017		15.4	609.2	624.6

	$3,325.4	$237.7	$4,159.6	$7,722.7

Interest paid on borrowings was $149.9, $192.1 and $230.2 in 2012, 2011 and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, the Company capitalized interest on borrowings of $10.3 in Truck, Parts and Other in each respective year.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets, and to a lesser extent, bank loans. The medium-term notes are issued by PACCAR Inc, PACCAR Financial Corp. (PFC), PACCAR Financial Europe and PACCAR Financial Mexico.

In December 2011, PACCAR Inc filed a shelf registration under the Securities Act of 1933. The current registration expires in the fourth quarter of 2014 and does not limit the principal amount of debt securities that may be issued during the period. The total amount of medium-term notes outstanding for PACCAR Inc as of December 31, 2012 was $500.0.

In November 2012, the Company’s U.S. finance subsidiary, PFC, filed a shelf registration under the Securities Act of 1933 effective for a three year period. The total amount of medium-term notes outstanding for PFC as of December 31, 2012 was $2,700.0. In February 2013, PFC issued $500.0 of medium-term notes under this registration. The registration expires in the fourth quarter of 2015 and does not limit the principal amount of debt securities that may be issued during that period.

At December 31, 2012, the Company’s European finance subsidiary, PACCAR Financial Europe, had €717.2 available for issuance under a €1,500.0 medium-term note program registered with the London Stock Exchange. The program was renewed in the second quarter of 2012 and is renewable annually through the filing of a new prospectus.

In April 2011, PACCAR Financial Mexico registered a 10,000.0 peso medium-term note and commercial paper program with the Comision Nacional Bancaria y de Valores. The registration expires in 2016 and limits the amount of commercial paper (up to one year) to 5,000.0 pesos. At December 31, 2012, 7,330.0 pesos remained available for issuance.

The Company has line of credit arrangements of $3,680.6, of which $3,442.9 were unused at December 31, 2012. Included in these arrangements are $3,000.0 of syndicated bank facilities. Of the $3,000.0 syndicated bank facilities, $1,000.0 matures in June 2013, $1,000.0 matures in June 2016 and $1,000.0 matures in June 2017. The Company intends to replace these credit facilities as they expire with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the syndicated bank facilities for the year ended December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

J.	LEASES

The Company leases certain facilities and computer equipment under operating leases. Leases expire at various dates through the year 2019. At January 1, 2013, annual minimum rent payments under non-cancelable operating leases having initial or remaining terms in excess of one year are $20.8, $15.8, $11.6, $8.1, $5.6 and $3.2 thereafter. For the years ended December 31, 2012, 2011 and 2010, total rental expenses under all leases amounted to $29.1, $29.0 and $29.7, respectively.

K.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has an undiscounted accrual to provide for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2012, 2011 and 2010 were $1.7, $1.2 and $1.3, respectively.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company’s consolidated financial position.

At December 31, 2012, PACCAR had standby letters of credit of $17.7, which guarantee various insurance and financing activities. At December 31, 2012, PACCAR’s financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $365.1. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory, equipment and energy, amounting to $166.1 in 2013 and $282.9 thereafter.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

L.	EMPLOYEE BENEFITS

Severance Costs: The Company incurred severance expense in 2012, 2011 and 2010 of $4.8, $.8 and $1.2, respectively.

Defined Benefit Pension Plans: PACCAR has several defined benefit pension plans, which cover a majority of its employees. The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $190.8 to its pension plans in 2012 and $84.7 in 2011. The Company expects to contribute in the range of $100.0 to $150.0 to its pension plans in 2013, of which $15.6 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2013 are $67.1, $71.0, $75.4, $81.5, $85.6 and for the five years thereafter, a total of $508.6.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

The fair value of mutual funds, common stocks and U.S. treasuries is determined using the market approach and is based on the quoted prices in active markets. These securities are categorized as Level 1. The fair value of commingled trust funds is determined using the market approach and is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These securities are categorized as Level 2. The fair value of debt securities is determined using the market approach and is based on the quoted market prices of the securities or other observable inputs. These securities are categorized as Level 2.

The following information details the allocation of plan assets by investment type. See Note P for definitions of fair value levels.

At December 31, 2012	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities			$549.9	$549.9
Global equities			566.3	566.3

Total equities	50 - 70%		1,116.2	1,116.2

Fixed income:
U.S. fixed income		$230.8	275.8	506.6
Non-U.S. fixed income			234.9	234.9

Total fixed income	30 - 50%	230.8	510.7	741.5

Cash and other		.3	43.0	43.3

Total plan assets		$231.1	$1,669.9	$1,901.0

At December 31, 2011	TARGET	LEVEL 1	LEVEL 2	TOTAL
Equities:
U.S. equities			$456.3	$456.3
Global equities			450.5	450.5

Total equities	50 - 70%		906.8	906.8

Fixed income:
U.S. fixed income		$224.5	196.7	421.2
Non-U.S. fixed income			183.1	183.1

Total fixed income	30 - 50%	224.5	379.8	604.3

Cash and other		4.6	34.2	38.8

Total plan assets		$229.1	$1,320.8	$1,549.9

The following additional data relates to all pension plans of the Company, except for certain multi-employer and defined contribution plans:

At December 31,	2012	2011
Weighted average assumptions:
Discount rate	4.0%	4.5%
Rate of increase in future compensation levels	3.8%	3.9%
Assumed long-term rate of return on plan assets	6.6%	6.9%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

The components of the change in projected benefit obligation and change in plan assets are as follows:

	2012	2011
Change in projected benefit obligation:
Benefit obligation at January 1	$1,808.1	$1,485.6
Service cost	64.1	45.5
Interest cost	81.4	81.6
Benefits paid	(71.1)	(59.5)
Actuarial loss	163.8	259.1
Currency translation and other	18.3	(7.5)
Participant contributions	3.4	3.3

Projected benefit obligation at December 31	$2,068.0	$1,808.1

Change in plan assets:
Fair value of plan assets at January 1	$1,549.9	$1,445.4
Employer contributions	190.8	84.7
Actual return on plan assets	208.8	79.0
Benefits paid	(71.1)	(59.5)
Currency translation and other	19.2	(3.0)
Participant contributions	3.4	3.3

Fair value of plan assets at December 31	1,901.0	1,549.9

Funded status at December 31	$(167.0)	$(258.2)

Amounts recorded on balance sheet:	2012	2011
Other noncurrent assets	$10.0	$.4
Other liabilities	(177.0)	(258.6)
Accumulated other comprehensive loss:
Actuarial loss	490.4	469.3
Prior service cost	5.7	8.3
Net initial transition amount	.4	.5

Of the December 31, 2012 amounts in accumulated other comprehensive loss, $43.9 of unrecognized actuarial loss and $1.3 of unrecognized prior service cost are expected to be amortized into net pension expense in 2013.

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and defined contribution plans was $1,794.7 at December 31, 2012 and $1,601.5 at December 31, 2011.

Information for all plans with accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2012	2011
Projected benefit obligation	$214.5	$324.9
Accumulated benefit obligation	198.8	299.4
Fair value of plan assets	123.5	203.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

The components of pension expense are as follows:

Year Ended December 31,	2012	2011	2010
Service cost	$64.1	$45.5	$37.5
Interest on projected benefit obligation	81.4	81.6	76.5
Expected return on assets	(110.8)	(105.1)	(98.2)
Amortization of prior service costs	1.4	1.5	1.8
Recognized actuarial loss	39.2	24.7	14.7
Settlement loss	4.8

Net pension expense	$80.1	$48.2	$32.3

Multi-employer Plans: The Company participates in multi-employer plans in the U.S. and Europe. These are typically under collective bargaining agreements and cover its union-represented employees. The Company’s participation in the following multi-employer plans for the years ended December 31 follows:

	EIN	PENSION PLAN NUMBER
			COMPANY CONTRIBUTIONS
PENSION PLAN			2012	2011	2010
Metal and Electrical Engineering Industry Pension Fund		135668	$22.0	$22.7	$22.2
Western Metal Industry Pension Plan	91-6033499	001	1.6	1.8	.5
Other Plans			1.0	.6	.5

			$24.6	$25.1	$23.2

The Company contributions shown in the table above approximates the multi-employer pension expense for each of the years ended December 31, 2012, 2011 and 2010, respectively.

Metal and Electrical Engineering Industry Pension Fund is a multi-employer union plan incorporating all DAF employees in the Netherlands and is covered by a collective bargaining agreement that will expire on June 30, 2013. The Company’s contributions were less than 5% of the total contributions to the plan for the last two reporting periods ending December 2012. The plan is required by law (the Netherlands Pension Act) to have a coverage ratio in excess of 100%. Because the coverage ratio of the plan was 95% at November 30, 2012 (most readily available information), a funding improvement plan is in place. In February 2013, a decision to reduce pension benefits as part of the funding improvement plan was approved.

The Western Metal Industry Pension Plan is located in the U.S. and is covered by a collective bargaining agreement that will expire on October 30, 2015. In accordance with the U.S. Pension Protection Act of 2006, the plan was certified as critical (red) status and a funding improvement plan has been implemented requiring an under-funded penalty of approximately 10% of the base contribution. For the last two reporting periods ending December 2012, contributions by the Company were greater than 5% and less than 10% of the total contributions to the plan.

Other plans are principally located in the U.S. For the last two reporting periods, none are under funding improvement plans and Company contributions to these plans are less than 5% of each plan’s total contributions.

There were no significant changes for the multi-employer plans in the periods presented that affected comparability between periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Defined Contribution Plans: The Company maintains several defined contribution benefit plans whereby it contributes designated amounts on behalf of participant employees. The largest plan is for U.S. salaried employees where the Company matches a percentage of employee contributions up to an annual limit. The match was 5% of eligible pay in 2012 and 2011 and 3% in 2010. Other plans are located in Australia, Canada, the Netherlands and Belgium. Expenses for these plans were $33.6, $29.3 and $23.0 in 2012, 2011 and 2010, respectively.

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

The components of the Company’s income before income taxes include the following:

Year Ended December 31,	2012	2011	2010

Domestic	$786.6	$607.0	$186.3
Foreign	842.3	899.9	474.0

	$1,628.9	$1,506.9	$660.3

The components of the Company’s provision for income taxes include the following:

Year Ended December 31,	2012	2011	2010
Current provision:
Federal	$126.2	$.4	$24.5
State	31.5	20.5	8.2
Foreign	207.9	219.6	123.7

	365.6	240.5	156.4
Deferred provision (benefit):
Federal	134.4	207.8	24.6
State	9.5	3.4	(7.1)
Foreign	7.8	12.9	28.8

	151.7	224.1	46.3

	$517.3	$464.6	$202.7

Tax benefits recognized for net operating loss carryforwards were $3.2, $8.1 and $1.6 for the years ended 2012, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

A reconciliation of the statutory U.S. federal tax rate to the effective income tax rate is as follows:

	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
Effect of:
Tax on foreign earnings	(3.1)	(3.3)	(3.9)
Other, net	(.1)	(.9)	(.4)

	31.8%	30.8%	30.7%

The Company has not provided a deferred tax liability for the temporary differences of approximately $3,900.0 related to the investments in foreign subsidiaries that are considered to be indefinitely reinvested. The amount of the deferred tax liability would be approximately $740.0 as of December 31, 2012.

Included in domestic taxable income for 2012, 2011 and 2010 are $256.0, $311.0 and $169.0 of foreign earnings, respectively, which are not indefinitely reinvested, for which domestic taxes of $22.1, $28.5 and $16.5, respectively, were provided as the difference between the domestic and foreign rate on those earnings.

At December 31, 2012, the Company had net operating loss carryforwards of $426.3, of which $192.7 related to foreign subsidiaries and $233.6 related to states in the U.S. The related deferred tax asset was $64.2. The carryforward periods range from five years to indefinite, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected operating results.

The tax effects of temporary differences representing deferred tax assets and liabilities are as follows:

At December 31,	2012	2011
Assets:
Accrued expenses	$179.9	$138.6
Postretirement benefit plans	64.4	94.1
Net operating loss carryforwards	64.2	58.6
Allowance for losses on receivables	50.4	50.1
Tax credit carryfowards		15.8
Other	83.3	89.1

	442.2	446.3
Valuation allowance	(21.2)	(16.4)

	421.0	429.9

Liabilities:
Financial Services leasing depreciation	(775.8)	(721.8)
Depreciation and amortization	(241.4)	(161.3)
Other	(14.1)	(12.1)

	(1,031.3)	(895.2)

Net deferred tax liability	$(610.3)	$(465.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

The balance sheet classification of the Company’s deferred tax assets and liabilities are as follows:

At December 31,	2012	2011
Truck, Parts and Other:
Other current assets	$151.2	$126.0
Other noncurrent assets, net	40.9	126.3
Accounts payable, accrued expenses and other	(1.7)	(1.0)
Other liabilities	(90.7)	(41.0)
Financial Services:
Other assets	72.4	55.1
Deferred taxes and other liabilities	(782.4)	(730.7)

Net deferred tax liability	$(610.3)	$(465.3)

Cash paid for income taxes was $448.2, $284.0 and $82.9 in 2012, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at January 1	$18.3	$43.1	$37.0
Additions for tax positions related to the current year	1.0	.9	2.5
Additions for tax positions related to prior years	9.9	5.6	23.9
Reductions for tax positions related to prior years	(5.2)	(22.9)	(10.7)
Reductions related to settlements	(.3)	(7.7)	(.4)
Lapse of statute of limitations	(.3)	(.7)	(9.2)

Balance at December 31	$23.4	$18.3	$43.1

The Company had $23.4 and $18.3 of unrecognized tax benefits, of which $1.9 and $2.0 would impact the effective tax rate, if recognized, as of December 31, 2012, and 2011, respectively.

The Company recognized $1.0 of expense, $2.1 of income and $1.8 of expense related to interest and penalties for the years ended December 2012, 2011 and 2010, respectively. Accrued interest expense and penalties were $6.7 and $5.7 at December 31, 2012 and 2011, respectively. Interest and penalties are classified as income taxes in the Consolidated Statements of Income.

The Company does not anticipate that there will be a material increase or decrease in the total amount of unrecognized tax benefits in the next twelve months. As of December 31, 2012, the United States Internal Revenue Service has completed examinations of the Company’s tax returns for all years through 2008. The Company’s tax returns for other major jurisdictions remain subject to examination for the years ranging from 2005 through 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

N.	STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive (Loss) Income: Following are the components of accumulated other comprehensive (loss) income:

At December 31,	2012	2011	2010
Unrealized gain on investments	$9.2	$9.4	$.8
Tax effect	(2.6)	(2.8)	(.3)

	6.6	6.6	.5

Unrealized loss on derivative contracts	(39.0)	(32.3)	(27.1)
Tax effect	11.8	10.3	9.2

	(27.2)	(22.0)	(17.9)

Pension and postretirement:
Unrecognized:
Actuarial loss	(751.9)	(722.5)	(465.1)
Prior service cost	(8.6)	(12.3)	(13.9)
Net initial obligation	(.6)	(.6)	(.7)
Tax effect	264.6	257.3	167.3

	(496.5)	(478.1)	(312.4)

Currency translation adjustment	357.6	274.5	371.1

Accumulated other comprehensive (loss) income	$(159.5)	$(219.0)	$41.3

Other Capital Stock Changes: In 2012 and 2011, the Company purchased and retired 4.2 million and 9.2 million treasury shares, respectively. In 2010, the Company retired .4 million of its common shares held as treasury stock.

O.	DERIVATIVE FINANCIAL INSTRUMENTS

As part of its risk management strategy, the Company enters into derivative contracts to hedge against interest rate and foreign currency risk.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cross currency interest-rate swaps. Interest-rate swaps involve the exchange of fixed for floating rate or floating for fixed rate interest payments based on the contractual notional amounts in a single currency. Cross currency interest-rate swaps involve the exchange of notional amounts and interest payments in different currencies. The Company is exposed to interest-rate and exchange-rate risk caused by market volatility as a result of its borrowing activities. The objective of these contracts is to mitigate the fluctuations on earnings, cash flows and fair value of borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

At December 31, 2012, the notional amount of the Company’s interest-rate contracts was $3,196.1. Notional maturities for all interest-rate contracts are $716.3 for 2013, $1,364.1 for 2014, $863.8 for 2015, $39.5 for 2016, $209.8 for 2017 and $2.6 thereafter. The majority of these contracts are floating to fixed swaps that effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Foreign-Exchange Contracts: The Company enters into foreign-exchange contracts to hedge certain anticipated transactions and assets and liabilities denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar, the Brazilian real and the Mexican peso. The objective is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. At December 31, 2012, the notional amount of the outstanding foreign-exchange contracts was $265.3. Foreign-exchange contracts mature within one year.

The following table presents the balance sheet locations and fair value of derivative financial instruments:

At December 31,	2012		2011
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Derivatives designated under hedge accounting:
Interest-rate contracts:
Financial Services:
Other assets	$4.6		$1.4
Deferred taxes and other liabilities		$111.7		$107.6
Foreign-exchange contracts:
Truck, Parts and Other:
Other current assets	.2		.1
Accounts payable, accrued expenses and other		.1		2.1

Total	$4.8	$111.8	$1.5	$109.7

Economic hedges:
Interest-rate contracts:
Financial Services:
Other assets			$.8
Deferred taxes and other liabilities		$.6		$.4
Foreign-exchange contracts:
Truck, Parts and Other:
Other current assets	$.3		.1
Accounts payable, accrued expenses and other		.2		.3
Financial Services:
Deferred taxes and other liabilities		.4		.1

Total	$.3	$1.2	$.9	$.8

Fair Value Hedges: Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. The expense or (income) recognized in earnings related to fair value hedges was included in interest and other borrowing expenses in the Financial Services segment of the Consolidated Statements of Comprehensive Income as follows:

Year Ended December 31,	2012	2011	2010
Interest-rate swaps	$(3.8)	$(4.4)	$(1.0)
Term notes	4.5	3.7	.9

Cash Flow Hedges: Substantially all of the Company’s interest-rate contracts and some foreign-exchange contracts have been designated as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive (loss) income to the extent such hedges are considered effective. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 5.4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Amounts in accumulated other comprehensive (loss) income are reclassified into net income in the same period in which the hedged transaction affects earnings. Net realized gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Net realized gains and losses from foreign-exchange contracts are recognized as an adjustment to cost of sales or to financial services interest expense, consistent with the hedged transaction. For the periods ended December 31, 2012, 2011 and 2010, the Company recognized gains on the ineffective portion of $.5, $.8 and $2.3, respectively.

The following table presents the pre-tax effects of derivative instruments recognized in other comprehensive income and earnings:

Year Ended December 31,	2012		2011		2010
	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
Loss (gain) recognized in other comprehensive income:
Truck, Parts and Other		$1.3		$(2.3)		$(.2)
Financial Services	$27.9		$55.2		$77.0

Total	$27.9	$1.3	$55.2	$(2.3)	$77.0	$(.2)

Expense (income) reclassified from accumulated other comprehensive (loss) income into income:

Truck, Parts and Other:
Cost of sales and revenues		$3.2		$(4.1)		$(.4)
Interest and other (income) expense, net		.2
Financial Services:
Interest and other borrowing expenses	$19.3		$51.8		$123.5

Total	$19.3	$3.4	$51.8	$(4.1)	$123.5	$(.4)

The amount of loss recorded in accumulated other comprehensive (loss) income at December 31, 2012 that is estimated to be reclassified to interest expense or cost of sales in the following 12 months if interest rates and exchange rates remain unchanged is approximately $44.8, net of taxes. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company’s risk management strategy.

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

The expense or (income) recognized in earnings related to economic hedges is as follows:

Year Ended December 31,	2012		2011		2010
	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS	INTEREST- RATE CONTRACTS	FOREIGN- EXCHANGE CONTRACTS
Truck, Parts and Other:
Cost of sales and revenues		$(.3)		$.2		$.2
Interest and other (income) expense, net		(.5)		(2.8)	$.6	8.0
Financial Services:
Interest and other borrowing expenses	$1.0	.6	$(4.1)	(1.2)	(7.8)

Total	$1.0	$(.2)	$(4.1)	$(3.8)	$(7.2)	$8.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

P.	FAIR VALUE MEASUREMENTS

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs to valuation techniques used to measure fair value are either observable or unobservable. These inputs have been categorized into the fair value hierarchy described below.

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

There were no transfers of assets or liabilities between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012. The Company’s policy is to recognize transfers between levels at the end of the reporting period.

The Company uses the following methods and assumptions to measure fair value for assets and liabilities subject to recurring fair value measurements.

Marketable Securities: The Company’s marketable debt securities consist of municipal bonds, government obligations, investment-grade corporate obligations, commercial paper, asset-backed securities and term deposits. The fair value of U.S. government obligations is determined using the market approach and is based on quoted prices in active markets and are categorized as Level 1.

The fair value of non-U.S. government bonds, municipal bonds, corporate bonds, asset-backed securities, commercial paper, and term deposits is determined using the market approach and is primarily based on matrix pricing as a practical expedient which does not rely exclusively on quoted prices for a specific security. Significant inputs used to determine fair value include interest rates, yield curves, credit rating of the security and other observable market information and are categorized as Level 2.

Derivative Financial Instruments: The Company’s derivative contracts consist of interest-rate swaps, cross currency swaps and foreign currency exchange contracts. These derivative contracts are traded over the counter and their fair value is determined using industry standard valuation models, which are based on the income approach (i.e., discounted cash flows). The significant observable inputs into the valuation models include interest rates, yield curves, currency exchange rates, credit default swap spreads and forward spot rates and are categorized as Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

PACCAR’s assets and liabilities subject to recurring fair value measurements are either Level 1 or Level 2 as follows:

At December 31, 2012	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. tax-exempt securities		$218.6	$218.6
U.S. corporate securities		60.1	60.1
U.S. government and agency securities	$.6	.2	.8
Non-U.S. government securities		355.0	355.0
Non-U.S. corporate securities		448.7	448.7
Other debt securities		109.5	109.5

Total marketable debt securities	$.6	$1,192.1	$1,192.7

Derivatives
Interest-rate swaps		$1.6	$1.6
Cross currency swaps		3.0	3.0
Foreign-exchange contracts		.5	.5

Total derivative assets		$5.1	$5.1

Liabilities:
Derivatives
Cross currency swaps		$74.1	$74.1
Interest-rate swaps		38.2	38.2
Foreign-exchange contracts		.7	.7

Total derivative liabilities		$113.0	$113.0

At December 31, 2011	LEVEL 1	LEVEL 2	TOTAL
Assets:
Marketable debt securities
U.S. tax-exempt securities		$294.4	$294.4
U.S. corporate securities		27.5	27.5
U.S. government and agency securities	$1.9		1.9
Non-U.S. government securities		367.1	367.1
Non-U.S. corporate securities		148.3	148.3
Other debt securities		70.9	70.9

Total marketable debt securities	$1.9	$908.2	$910.1

Derivatives
Interest-rate swaps		$1.4	$1.4
Cross currency swaps		.8	.8
Foreign-exchange contracts		.2	.2

Total derivative assets		$2.4	$2.4

Liabilities:
Derivatives
Cross currency swaps		$74.7	$74.7
Interest-rate swaps		33.3	33.3
Foreign-exchange contracts		2.5	2.5

Total derivative liabilities		$110.5	$110.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions, except per share data)

Fair	Value Disclosure of Other Financial Instruments

For financial instruments that are not recognized at fair value, the Company uses the following methods and assumptions to determine the fair value. These instruments are categorized as Level 2, except fixed-rate loans which are categorized as Level 3.

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Financial Services Net Receivables: For floating-rate loans, wholesale financings, and accrued rents and other trade receivables, carrying values approximate fair values. For fixed-rate loans, fair values are estimated using the income approach by discounting cash flows to their present value based on current rates for comparable loans. Finance lease receivables and related allowance for credit losses have been excluded from the accompanying table.

Debt: The carrying amounts of financial services commercial paper, variable-rate bank loans and variable-rate term notes approximate fair value. For fixed-rate debt, fair values are estimated using the income approach by discounting cash flows to their present value based on current rates for comparable debt.

The Company’s estimate of fair value for fixed-rate loans and debt that are not carried at fair value at December 31, 2012 and December 31, 2011 was as follows:

At December 31,	2012		2011
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets:
Financial Services fixed-rate loans	$3,361.7	$3,434.8	$2,740.1	$2,776.1

Liabilities:
Truck, Parts and Other fixed-rate debt	$150.0	$160.6	$150.0	$167.6
Financial Services fixed-rate debt	$3,277.2	$3,350.5	$1,958.6	$2,021.1

Q.	STOCK COMPENSATION PLANS

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

The Company recognizes compensation cost on these options and restricted stock awards on a straight-line basis over the requisite period the employee is required to render service. The maximum number of shares of the Company’s common stock authorized for issuance under these plans is 46.7 million shares and as of December 31, 2012, the maximum number of shares available for future grants was 17.4 million.

The estimated fair value of each option award is determined on the date of grant using the Black-Scholes-Merton option pricing model that uses assumptions noted in the following table. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on historical volatility. The dividend yield is based on an estimated future dividend yield using projected net income for the next five years, implied dividends and Company stock price. The expected term is based on the period of time that options granted are expected to be outstanding based on historical experience.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions, except per share data)

	2012	2011	2010
Risk-free interest rate	.74%	2.22%	2.48%
Expected volatility	47%	45%	44%
Expected dividend yield	3.8%	2.8%	2.5%
Expected term	5 years	5 years	5 years
Weighted average grant date fair value of options per share	$12.67	$16.45	$11.95

The fair value of options granted was $12.0, $10.9 and $11.7 for the years ended December 31, 2012, 2011 and 2010, respectively. The fair value of options vested during the years ended December 31, 2012, 2011 and 2010 was $8.9, $7.6 and $4.9, respectively.

A summary of activity under the Company’s stock plans is presented below:

	2012	2011	2010
Intrinsic value of options exercised	$15.4	$13.5	$33.7
Cash received from stock option exercises	13.9	10.9	22.0
Tax benefit related to stock option exercises	4.4	4.7	10.8
Stock based compensation	13.9	13.8	8.5
Tax benefit related to stock based compensation	5.2	5.2	3.2

The summary of options as of December 31, 2012 and changes during the year then ended is presented below:

	NUMBER OF SHARES	EXERCISE PRICE*	REMAINING CONTRACTUAL LIFE IN YEARS*	AGGREGATE INTRINSIC VALUE
Options outstanding at January 1	4,975,300	$35.53
Granted	947,000	43.24
Exercised	(664,800)	20.84
Cancelled	(214,700)	43.89

Options outstanding at December 31	5,042,800	$38.56	5.90	$33.7

Vested and expected to vest	4,833,600	$38.17	5.77	$36.5

Exercisable	2,803,700	$35.23	4.08	$26.5

*	Weighted Average

The fair value of restricted shares is determined based upon the stock price on the date of grant. The summary of nonvested restricted shares as of December 31, 2012 and changes during the year then ended is presented below:

NONVESTED SHARES	NUMBER OF SHARES	GRANT DATE FAIR VALUE*
Nonvested awards outstanding at January 1	153,900	$43.72
Granted	113,800	42.14
Vested	(74,400)	42.61
Forfeited	(41,200)	45.58

Nonvested awards outstanding at December 31	152,100	$43.68

*	Weighted Average

As of December 31, 2012, there was $9.6 of total unrecognized compensation cost related to nonvested stock options, which is recognized over a remaining weighted average vesting period of 1.62 years. Unrecognized compensation cost related to nonvested restricted stock awards of $1.7 is expected to be recognized over a remaining weighted average vesting period of 1.58 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions, except per share data)

A total of 187,500 performance based restricted stock awards were granted in 2008 and 2007 at a weighted average fair value of $43.61. These awards vest after five years if the Company’s earnings per share growth over the same five year period meet or exceed certain performance goals. No matching shares were granted under this program in 2012, 2011 or 2010.

The fair value of the performance based restricted stock awards were determined based on the stock price on the grant date. Compensation expense for awards with performance conditions is recorded only when it is probable that the requirements will be achieved. As of December 31, 2012, the requirements were not achieved.

R.	SEGMENT AND RELATED INFORMATION

PACCAR operates in three principal segments: Truck, Parts and Financial Services. In 2012, PACCAR modified its management reporting which resulted in Truck and Parts being identified as separate reportable segments. Disclosures for the prior periods have been adjusted to reflect the change in reportable segments.

The Truck segment includes the manufacture of trucks and the Parts segment includes the distribution of related aftermarket parts, both of which are sold through a network of independent dealers. These segments derive a large proportion of their revenues and operating profits from operations in North America and Europe. To reflect the benefit the Parts segment receives from the Truck segment, certain factory overhead, research and development, engineering and SG&A expenses are allocated from the Truck segment to the Parts segment. The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in North America and Europe.

Included in All Other is PACCAR’s industrial winch manufacturing business. Also within this category are other sales, income and expenses not attributable to a reportable segment, including a portion of corporate expense. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $.9, $.6 and nil for 2012, 2011 and 2010, respectively. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck and Parts segments based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment’s performance is evaluated based on income before income taxes.

Geographic Area Data	2012	2011	2010
Revenues:
United States	$8,234.8	$7,389.8	$4,195.8
Europe	4,282.3	5,104.0	3,472.3
Other	4,533.4	3,861.4	2,624.8

	$17,050.5	$16,355.2	$10,292.9

Property, plant and equipment, net:
United States	$1,182.5	$1,059.1	$846.4
The Netherlands	529.7	467.1	381.6
Other	600.7	447.1	445.7

	$2,312.9	$1,973.3	$1,673.7

Equipment on operating leases, net:
United States	$1,019.7	$871.2	$666.9
United Kingdom	425.3	374.8	384.9
Germany	390.8	350.6	334.0
Other	1,052.9	793.2	633.5

	$2,888.7	$2,389.8	$2,019.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010 (currencies in millions)

Business Segment Data	2012	2011	2010
Net sales and revenues:

Truck	$13,797.1	$13,359.2	$7,408.5
Less intersegment	(665.6)	(728.5)	(365.6)

External customers	13,131.5	12,630.7	7,042.9

Parts	2,712.1	2,617.1	2,225.3
Less intersegment	(44.6)	(40.1)	(30.9)

External customers	2,667.5	2,577.0	2,194.4

All Other	152.7	118.2	87.8

	15,951.7	15,325.9	9,325.1
Financial Services	1,098.8	1,029.3	967.8

	$17,050.5	$16,355.2	$10,292.9

Income before income taxes:
Truck	$920.4	$864.7	$187.5
Parts	374.6	394.1	313.5
All Other	(7.0)	(26.5)	(15.3)

	1,288.0	1,232.3	485.7
Financial Services	307.8	236.4	153.5
Investment income	33.1	38.2	21.1

	$1,628.9	$1,506.9	$660.3

Depreciation and amortization:
Truck	$308.8	$311.8	$269.7
Parts	5.9	6.8	7.0
All Other	10.6	9.2	9.0

	325.3	327.8	285.7
Financial Services	375.6	346.0	337.5

	$700.9	$673.8	$623.2

Expenditures for long-lived assets:
Truck	$816.0	$876.9	$371.4
Parts	17.1	2.2	2.5
All Other	22.8	28.2	4.3

	855.9	907.3	378.2
Financial Services	943.1	934.3	505.6

	$1,799.0	$1,841.6	$883.8

Segment assets:
Truck	$4,530.2	$4,043.9	$3,156.0
Parts	707.8	641.4	586.2
All Other	198.4	185.3	181.2
Cash and marketable securities	2,395.9	2,900.7	2,432.5

	7,832.3	7,771.3	6,355.9
Financial Services	10,795.5	9,401.4	7,878.2

	$18,627.8	$17,172.7	$14,234.1

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

Management assessed the Company’s internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company’s internal control over financial reporting. The attestation report is included on page 85.

Mark C. Pigott
(Manual Signature) Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PACCAR Inc’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP
(manual signature)

Seattle, Washington
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON THE COMPANY’S INTERNAL CONTROL OVER

FINANCIAL REPORTING

The Board of Directors and Stockholders of PACCAR Inc

We have audited PACCAR Inc’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PACCAR Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, PACCAR Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PACCAR Inc as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 27, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP
(manual signature)

Seattle, Washington
February 27, 2013

SELECTED FINANCIAL DATA

	2012	2011	2010	2009	2008
	(millions except per share data)
Truck, Parts and Other Net Sales and Revenues	$15,951.7	$15,325.9	$9,325.1	$7,076.7	$13,709.6
Financial Services Revenue	1,098.8	1,029.3	967.8	1,009.8	1,262.9

Total Revenues	$17,050.5	$16,355.2	$10,292.9	$8,086.5	$14,972.5
Net Income	$1,111.6	$1,042.3	$457.6	$111.9	$1,017.9
Net Income Per Share:
Basic	3.13	2.87	1.25	.31	2.79
Diluted	3.12	2.86	1.25	.31	2.78
Cash Dividends Declared Per Share	1.58	1.30	.69	.54	.82
Total Assets:
Truck, Parts and Other	7,832.3	7,771.3	6,355.9	6,137.7	6,219.4
Financial Services	10,795.5	9,401.4	7,878.2	8,431.3	10,030.4
Truck, Parts and Other Long-Term Debt	150.0	150.0	150.0	172.3	19.3
Financial Services Debt	7,730.1	6,505.4	5,102.5	5,900.5	7,465.5
Stockholders’ Equity	5,846.9	5,364.4	5,357.8	5,103.7	4,846.7
Ratio of Earnings to Fixed Charges	10.69x	8.93x	3.89x	1.56x	4.58x

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the NASDAQ Global Select Market under the symbol PCAR. The table below reflects the range of trading prices as reported by The NASDAQ Stock Market LLC and cash dividends declared. There were 1,958 record holders of the common stock at December 31, 2012.

	2012			2011
	DIVIDENDS DECLARED	STOCK PRICE		DIVIDENDS DECLARED	STOCK PRICE
Quarter		HIGH	LOW		HIGH	LOW
First	$.18	$48.00	$38.36	$.12	$56.75	$46.73
Second	.20	48.22	35.55	.12	53.29	44.65
Third	.20	43.38	35.21	.18	52.39	32.79
Fourth	.20	45.68	39.52	.18	43.36	32.02
Year-End Extra	.80			.70

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER
	FIRST	SECOND	THIRD	(a) FOURTH
	(millions except per share data)
2012
Truck, Parts and Other:
Net sales and revenues	$4,514.7	$4,191.1	$3,546.7	$3,699.2
Cost of sales and revenues	3,919.9	3,632.5	3,108.5	3,247.4
Research and development	72.3	73.8	66.8	66.4
Financial Services:
Revenues	261.4	266.1	273.5	297.8
Interest and other borrowing expenses	39.7	38.1	40.6	40.0
Depreciation and other expense	118.8	121.5	127.2	149.9
Net Income	327.3	297.2	233.6	253.5
Net Income Per Share:
Basic	$.92	$.83	$.66	$.72
Diluted	.91	.83	.66	.72
2011
Truck, Parts and Other:
Net sales and revenues	$3,042.6	$3,702.7	$3,993.0	$4,587.6
Cost of sales and revenues	2,632.3	3,231.1	3,484.0	3,994.4
Research and development	68.4	77.5	70.0	72.3
Financial Services:
Revenues	241.0	258.0	264.1	266.2
Interest and other borrowing expenses	46.5	46.1	44.6	44.1
Depreciation and other expense	110.5	119.4	123.0	123.3
Net Income	193.3	239.7	281.6	327.7
Net Income Per Share:
Basic	$.53	$.66	$.78	$.91
Diluted	.53	.65	.77	.91

(a)	The fourth quarter 2012 includes the benefit of a $12.7 reduction in cost of sales related to the capitalization of new product tooling that had been expensed in the first nine months of 2012. The positive effect on net income for the fourth quarter was $9.0 ($.03 per share).

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

Fair Value Gains (Losses)	2012	2011
CONSOLIDATED:
Assets
Cash equivalents and marketable securities	$(19.4)	$(13.8)
TRUCK, PARTS AND OTHER:
Liabilities
Fixed-rate long-term debt	1.9	3.5
FINANCIAL SERVICES:
Assets
Fixed-rate loans	(65.2)	(51.5)
Liabilitiesd
Fixed-rate term debt	76.4	35.8
Interest-rate swaps related to financial services debt	29.4	41.2

Total	$23.1	$15.2

Currency Risks - The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound and the Mexican peso (See Note O for additional information concerning these hedges). Based on the Company’s sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $28.0 related to contracts outstanding at December 31, 2012, compared to a loss of $21.2 at December 31, 2011. These amounts would be largely offset by changes in the values of the underlying hedged exposures.